Form 20-F
period 2020-12-31
Scienjoy Holding Corp
filed 2021-05-03
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

3rd Floor, JIA No.34, Shenggu Nanli

Chaoyang District, Beijing 100029, China

(86) 10–6642 8188

(Address of principal executive offices)

Xiaowu He

Chief Executive Officer

3rd Floor, JIA No.34, Shenggu Nanli

Chaoyang District, Beijing 100029, China

Tel: (86) 10–6642 8188

Email: xiaowu.he@scienjoy.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, no par value	SJ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

27,037,302 ordinary shares were issued and outstanding as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Note –	Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes     ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated file	Non-accelerated filer	Emerging growth company

☐	☐	☒	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☒	☐	☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17     ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

i

INTRODUCTION

On May 7, 2020, Scienjoy Holding Corporation, formerly known as Wealthbridge Acquisition Limited (“Wealthbridge”), consummated the transactions contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”), dated as of October 28, 2019, by and among SHC, Scienjoy, Lavacano Holdings Limited (“Lavacano”), and WBY Entertainment Holdings Ltd. (“WBY”, together with Lavacano, the “Sellers”), pursuant to which SHC acquired 100% the issued and outstanding equity interests of Scienjoy from the Sellers and changed its name to Scienjoy Holding Corporation.

USE OF CERTAIN TERMS

As used in this annual report, unless the context otherwise requires, references to the terms “Company,” “we,” “us” and “our” refer to Scienjoy Holding Corporation and, where applicable, our wholly-owned subsidiaries. Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Active broadcasters” refers to the hosts perform live music, dancing and other entertaining performance in front of the audience through the screens on the mobile platform;

●	“active users” refers to users who visited our platforms at least once in a given period;

●	“ARPPU” refers to average live streaming revenue per paying user in a given period;

●	“BeeLive Acquisition” refers to the Company’s acquisition of the BeeLive businesses and related transactions;

●	“Business Combination” refers to the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions;

●	“CDN” refers to content delivery network;

●	“CAGR” refers to compound annual growth rate;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“HKD” refers to Hong Kong Dollar, the official currency of the Hong Kong Special Administrative Region;

●	“Holgus X” refers to Holgus Sixiang Information Technology Co., Ltd.;

●	“Holgus H” refers to Holgus Sixiang Haohan Internet Technology Co., Ltd.;

●	“HX” refers to Hai Xiu (Beijing) Technology Co., Ltd.;

●	“HZ” refers to Sixiang Huizhi (Beijing) Technology Culture Co., Ltd.;

●	“MF” refers to Sixiang Mifeng (Tianjin) Technology Co., Ltd.;

●	“Kashgar Times” refers to Kashgar Sixiang Times Internet Technology Co., Ltd.;

●	“Kashgar Lehong” refers to Kashgar Sixiang Lehong Information Technology Co., Ltd.;

●	“Lavacano” refers to Lavacano Holdings Limited;

●	“LH” refers to Beijing Le Hai Technology Co., Ltd.;

●	“QAU” refers to the number of active users in a given quarter;

●	“QYHN” refers to ZhiHui Qiyuan (Hainan) Investment Co., Ltd.;

●	“paying user” refers to a registered user that has purchased virtual currency on our platforms at least once during the relevant period;

●	“paying ratio” for a given period is calculated by dividing (i) the sum of paying users in such period, by(ii) the total active users in such period;

●	“Purchase Agreement” refers to Common Stock Purchase Agreement, entered between the Company and White Lion Capital on February 23, 2021;

●	“QY” or “Zhihui Qiyuan” refers to Zhihui Qiyuan (Beijing) Technology Co., Ltd.;

●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Scienjoy HK” refers to Scienjoy International Limited;

●	“Scienjoy” refers to Scienjoy Inc. and its subsidiaries and VIE entities, as applicable;

●	“SG” refers to Beijing Sixiang Shiguang Technology Co., Ltd.;

●	“Share Exchange Agreement” refers to the Share Exchanged Agreement, dated October 28, 2019, by and among Scienjoy, the Company, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd.;

●	“Sixiang Times” refers to Sixiang Times (Beijing) Technology Co., Ltd.;

●	“SY” refers to Tianjin Sihui Peiying Technology Co., Ltd.;

●	“TF” refers to Tongfang Investment Fund Series SPC;

●	“US$”, “USD” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“variable interest entity,” “Scienjoy VIEs” or “VIE entities” are to Scienjoy’s variable interest entities, Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (智汇启源(北京)科技有限公司) or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including Hai Xiu (Beijing) Technology Company Co. Ltd., Beijing Le Hai Technology Co. Ltd., Beijing Sixiang Shiguang Technology Co. Ltd., Sixiang Mifeng (Tianjin) Technology Co., Ltd (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.), Changxiang Infinite Technology (Beijing) Co., Ltd., Lixiaozhi (Chongqing) Internet Technology Co., Ltd., and ZhiHui QiYuan(HaiNan) Investment Co,. Ltd., each such company formed under PRC Law. Each of the VIEs is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were its wholly-owned subsidiaries;

●	“WBY” refers to WBY Entertainment Holdings Ltd.;

●	“Wealthbridge” refers to Wealthbridge Acquisition Limited;

●	“White Lion Capital” refers to White Lion Capital LLC;

●	“WX” or “WFOE” refers to Sixiang Wuxian (Beijing) Technology Co., Ltd.;

●	“ZH” refers to Sixiang Zhihui (Beijing) Technology Co., Ltd.; and

●	“ZHHN” refers to Sixiang Zhihui (Hainan) Technology Co., Ltd.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2020.

No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

v

FORWARD-LOOKING INFORMATION

Certain statements in this annual report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	our goals and strategies;

●	our ability to attract new users and talent to our platform;

●	our future business development, financial condition and results of operations;

●	the expected growth in, and market size of, the mobile live streaming platforms;

●	expected changes in our revenue, costs or expenditures;

●	our ability to continue to source and offer new and attractive products and services;

●	our expectations regarding demand for and market acceptance of our brands, platforms and services;

●	our expectations regarding growth in our user base and level of user engagement;

●	our ability to attract, retain and monetize users;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of and trends of competition in our industry;

●	government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets we have businesses.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. In particular, for additional information regarding known material factors that could affect our operating results and performance, please read the section entitled “Risk Factors” in this annual report. Should one or more of the risks or uncertainties described in this annual report made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

SELECTED FINANCIAL INFORMATION

The following tables set forth, for the periods and dates indicated, certain selected historical financial information. You should read the following selected combined financial and other data in conjunction with “Operating and Financial Review and Prospects” and the audited financial statements and respective notes included elsewhere in this report. Historical results are not necessarily indicative of the results that may be expected in the future.

The following table shows our selected historical financial information for the periods and as of the dates indicated. The selected consolidated financial information as of December 31, 2019 and 2020, and for the years ended December 31, 2018, 2019 and 2020 was derived from our audited consolidated financial statements, which are included elsewhere in this report.

Summary the Company’s Consolidated Statements of Income

	For the years ended December 31,
	2018	2019	2020
Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”)	RMB	RMB	RMB	USD
Total revenue	743,018	914,626	1,222,183	187,308
Cost of revenues	(594,084)	(720,637)	(959,939)	(147,117)
Gross profit	148,934	193,989	262,244	40,191
Sales and marketing expenses	(5,005)	(3,804)	(10,121)	(1,551)
General and administrative expenses	(16,265)	(11,957)	(33,889)	(5,194)
Research and development expenses	(10,957)	(21,523)	(31,780)	(4,870)
(Provision) recovery for doubtful accounts	(6,826)	(854)	8,253	1,265
Income from operations	109,881	155,851	194,707	29,841
Interest income	1,444	1,005	2,960	454
Other income (loss), net	31	(310)	(4,702)	(721)
Foreign exchange gain (loss), net	11	(5)	703	108
Change in fair value of warrant liabilities	-	-	3,904	597
Change in fair value of contingent consideration	-	-	(14,068)	(2,156)
Income before income taxes	111,367	156,541	183,504	28,123
Income tax expenses	(4,627)	(6,623)	(7,404)	(1,135)
Net income	106,740	149,918	176,100	26,988

Summary Combined and Consolidated Balance Sheets

	As of December 31,
	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	USD
Cash and cash equivalents	137,351	224,768	34,447
Accounts receivable, net	120,110	228,214	34,975
Total current assets	269,525	466,742	71,531
Intangible assets, net	195	239,634	36,726
Long term investment	5,000	5,000	766
Long term deposits and other assets	2,761	1,382	212
Total non-current assets	10,473	345,095	52,889
TOTAL ASSETS	279,998	811,837	124,420
Accounts payable	27,163	67,089	10,281
Amounts due to related parties	8,482	-	-
Deferred revenue	40,288	49,567	7,596
Total current liabilities	105,472	277,477	42,524
Total liabilities	105,472	352,322	53,995
Total shareholder’s equity	174,526	459,515	70,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	279,998	811,837	124,420

Summary Combined and Consolidated Cash Flow Data

	For the years ended December 31,
	2018	2019	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Net cash provided by operating activities	107,286	228,886	155,441	23,820
Net cash used in investing activities	(553)	(5,457)	(40,934)	(6,274)
Net cash used in financing activities	(170,886)	(151,372)	(23,332)	(3,576)
Net (decrease) increase in cash and cash equivalents	(64,153)	72,057	87,417	13,397
Cash and cash equivalents at beginning of the year	129,447	65,294	137,351	21,050
Cash and cash equivalents at end of the year	65,294	137,351	224,768	34,447

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors.

Risks Factors Relating to Our Business and Industry

We may fail to retain our existing users, keep them engaged or further grow our user base.

Our revenue primarily derives from live streaming services, and therefore our ability to maintain and increase the size of our user base and user engagement level is critical to our success. If our user base becomes smaller or our users become less active, it is possible that there would be less spending on the virtual gifts on our platforms. Smaller user base or lower user engagement would make it difficult to retain top broadcasters. Consequently, our financial condition would suffer a decline in revenue, and our business and results of operations will be materially and adversely impacted.

To continue to maintain and improve our existing user base and user engagement, we must ensure that we adequately and timely identify and respond to changes in user preferences, attract and retain enough popular broadcasters, and offer new and attractive features and content. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user growth, and engagement, including if:

●	we fail to deliver our services or address users’ requests in a rapid and reliable manner and therefore the user experience is adversely affected;

●	we fail to innovate the content on our platforms that keeps users interested and engaged;

●	we fail to retain popular broadcasters who are able to keep users engaged;

●	we are unable to combat spam on or inappropriate or abusive use of our platforms, which may lead to negative public perception of us and our brand;

●	we fail to address users’ concerns related to privacy and communication, safety, security or other factors;

●	there are adverse changes in our services; and

●	the growth of the number of mobile users in China does not continue to increase.

Our revenue growth is primarily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user base or fail to continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our results of operations and financial condition.

Whether we can continue to increase our paying ratio amongst our users or revenue per paying user depends on many factors, and many of them are out of our control. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number of paying users or revenue per paying user may materially and adversely affect our results of operations and financial condition.

We rely on a single monetization model.

Mobile live streaming platforms use three basic categories of revenue sharing models to monetize their live streaming operations: gift model, advertise model, and shopping model. We currently mainly use the gift model, generating our revenue from virtual gifts purchased by our users. Although we intend to diversify our revenue sharing models, such as by generating revenue from advertisement, there is no guarantee we will succeed. Therefore, decreases in revenues generated from the gift model will materially and adversely affect our business, results of operations and financial condition.

We may fail to offer attractive content on our platforms.

High quality live streaming content is important for us to attract, maintain and increase our user base and user engagement. Our content library is constantly evolving and growing. However, if we fail to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreasing viewership and user engagement, which may materially and adversely affect our financial conditions and results of operations.

In addition, we largely rely on our broadcasters to create high-quality and fun live streaming content. We have in place a comprehensive incentive mechanism to encourage broadcasters and talent agencies to supply content that is attractive to viewers. Also, talent agencies cooperating with us may guide or influence broadcasters to develop content that is well received by viewers. However, if we fail to identify the latest trends and timely guide broadcasters and talent agencies accordingly, our viewer number may decline and our results of operations and financial condition may be materially and adversely affected.

Failure to attract, cultivate, and retain top broadcasters may materially and negatively affect our user engagement and thus our business and operations.

The majority of our revenue is from sale of virtual gifts to users. The charisma and the high-quality content of top broadcasters are primary contributors to user stickiness, and is difficult to be replicated by other less popular broadcasters.

Although we have made efforts to support top broadcasters in order to retain them, there is no guarantee that they will choose to stay with us. Top broadcasters tend to receive more offers with attractive terms than the other broadcasters and some of them may choose to move to other platforms. Their departure may cause a corresponding decline in our user base.

Sometimes we may face legal disputes with competing platforms from which we attract some top broadcasters. Although we are not the primary target of these legal disputes, broadcasters involved may be subject to fines or even injunctions, which may render our investment in recruiting them meaningless. Conversely, some of our top broadcasters have left our platforms for competing platforms despite still being in a contractual relationship with us, which have raised legal disputes. Even if we prevail in all such legal disputes, the departures of any top broadcaster may still have a negative impact on our user engagement and reputation. To retain top broadcasters, we must devise better compensation schemes, improve our monetization capabilities, and help the top broadcasters reach a wider audience. Although we strive to improve in these respects, there is no guarantee that the broadcasters will not leave our platforms.

In terms of broadcaster cultivation, we cannot guarantee that the performance metrics we use to track promising broadcasters will enable us to identify future top broadcasters. Some of the broadcasters we identify as promising may turn out to be underperforming, and we may also fail to spot truly promising broadcasters in the early stages of their career. In addition to a waste of resources, either one of these scenarios could prevent us from cultivating top broadcasters, which could weaken our core competitive strength against competing platforms and thus cause an outflow of users to those platforms.

If we fail to implement an effective revenue sharing fee policy, we may lose our broadcasters and our results of operations and financial condition may be materially and negatively affected.

We pay revenue sharing fees to the broadcasters and talent agencies as compensation, which are determined based on a percentage of revenue from virtual gift sales that are attributed to the broadcasters’ live streaming performance. Failure to implement a satisfactory revenue sharing fee policy may result in undesired departures of broadcasters. For example, in 2018 we lowered our revenue sharing percentage for our broadcasters, resulting in departures of a large number of our broadcasters from our platforms. As a result, our revenue was adversely affected. Since then, we adjusted our revenue sharing fee policy to increase the sharing percentage for broadcasters. However, there is no guarantee that our current and future revenue sharing fee policy will keep our broadcasters satisfied over an extended period of time.

We partner with various talent agencies to manage our broadcasters. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

We work with talent agencies to manage and organize broadcasters on our platforms. Cooperation with talent agencies increases our operational efficiency in terms of discovering, supporting, and managing broadcasters in a more organized and structured manner, and turning amateur broadcasters into full-time broadcasters. If we fail to maintain our relationship with many of the talent agencies we are currently working with, we may not be able to retain or attract broadcasters.

Failure to effectively manage our growth and control our periodic spending to maintain such growth may materially and adversely affect our brand, and our business and results of operations may be materially and adversely affected.

Our rapid growth has placed, and continues to place, a significant strain on our management and resources. We may need to establish and expand our capacities in all aspects of our business, such as operations, research and development, sales and marketing, and general administration, in order to meet the increasing needs from a rapidly evolving market. We cannot assure you that our current level of growth will be sustainable. We believe that our continued growth will depend on our ability to attract and retain viewers and top broadcasters, to develop an infrastructure to service and support an expanding body of viewers and broadcasters, to explore new monetization avenues, and to convert non-paying users to paying users and increase user engagement levels. We cannot assure you that we will be successful in any of the above.

We expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed basis, including the continued improvement of our accounting and other internal management systems. We will also need to expand, train, manage and motivate our workforce and manage our relationships with viewers, talent agencies, broadcasters, and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to provide our services rapidly and reliably to viewers and broadcasters. Continued growth could end up straining our ability to maintain reliable service levels for all of our viewers and broadcasters, to develop and improve our operational, financial, legal and management controls, and to enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, results of operations, and financial condition could be harmed.

We may fail to successfully implement our monetization strategies.

Our streaming platforms are free to access, and we generate revenues primarily from live streaming and sales of virtual gifts. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to retain quality broadcasters, innovate attractive content, and offer virtual gifts and other services. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results and financial condition may suffer as a result.

Our past growth may not be indicative of our future performance due to our limited operation history with a relatively new business model in a relatively new market.

We commenced business operations in 2012 and has experienced growth in the number of active and paying users and total revenue since 2014 (despite a decline in 2018 due to our lowering our revenue sharing percentage for our broadcasters). However, our past growth may not be indicative of our future performance, as the markets for our live streaming platforms and the related products and services are relatively new and rapidly developing. We must adapt ourselves to overcome challenges in a constantly evolving new market, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from live streaming, as well as our ability to explore other monetization avenues. However, our past experience and performance would not guarantee any future success if we are not able to adapt rapidly to the evolving market.

As live streaming industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Currently we derive our revenue primarily from sales of virtual gifts on our platforms. Although we intend to expand our monetization avenue, we cannot assure you that our attempts to monetize our viewers and broadcasters will continue to be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge.

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating histories in evolving industries may encounter, including, among others, risks and uncertainties regarding our ability to

●	develop new virtual gifts that are appealing to users;

●	attract, retain, and cultivate quality broadcasters;

●	maintain stable relationships with talent agencies; and

●	expand to new geographic markets with a suitable environment for the development of live-streaming business.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and operating margin may decline.

We mainly compete with other established entertainment live streaming platforms. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

Since running a successful live streaming platform requires capital outlay and a large team of quality broadcasters who remain in short supply due to the fact that most have signed contracts with existing platforms, there are high entry barriers for the entertainment live streaming industry. As a result, our major competitors are streaming platforms with an established presence in the industry. We must compete with these established players for user traffic and quality broadcasters and the competition remains intense.

In order to remain competitive, we may be required to spend additional resources, which may adversely affect our profitability. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and our research and development abilities compared to our competitors;

●	our ability to timely respond to and adapt to industry trends, market development and users’ preferences;

●	our brand recognition in the market;

●	changes mandated by legislation, regulations or government policies, some of which may have a disproportionate effect on us; and

●	acquisitions or consolidation within the industry, which may result in more formidable competitors.

Furthermore, if we involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of viewers and broadcasters. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top broadcasters or attacking our platforms. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming, and disruptive to our operations and divert our management’s attention.

If we fail to compete effectively against other entertainment medium, our results of operations and financial condition may be materially and adversely affected.

Our users have a vast array of entertainment choices. Other forms of entertainment, such as traditional PC and console games, online video services, social media, as well as more traditional mediums such as television, movies, and sports events, are much more well-established in mature markets and may be perceived by users to offer greater variety, affordability, interactivity, and enjoyment. Our platforms compete against these other forms of entertainment for discretionary time and spending of our users. If we are unable to sustain sufficient interest of users in our platforms in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

We may fail to expand our business into overseas markets successfully.

Our business objective includes expanding our business into overseas markets in Southeast Asia, the Middle East and South America. As we continue to expand our international footprint, it will be increasingly susceptible to the risks associated with international operations. We have a limited operating history outside of China and the ability to manage our international operations successfully requires significant resources and management attention and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. In addition, we expect to incur significant costs associated with expanding our international operations, including hiring personnel internationally. The risks and challenges associated with doing business internationally and our international expansion include:

●	uncertain political and economic climates;

●	lack of familiarity and burdens of complying with foreign laws, accounting and legal standards, regulatory requirements, tariffs and other barriers;

●	unexpected changes in regulatory requirements, taxes, tariffs, export quotas, custom duties or other trade restrictions;

●	lack of experience in connection with the localization of our applications, including translation into foreign languages and adaptation for local practices, and associated expenses and regulatory requirements;

●	difficulties in adapting to differing technology standards;

●	difficulties in managing and staffing international operations, including differing legal and cultural expectations for employee relationships and increased travel, infrastructure and legal compliance costs associated with international operations;

●	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

●	potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

●	difficulties in managing and adapting to differing cultures and customs;

●	data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different than China;

●	new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

●	increased financial accounting and reporting burdens and complexities; and

●	restrictions on the repatriation of earnings.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our user base, or our ability to increase their level of engagement.

We operate five platforms under the brands “Showself” (秀色直播),“Lehai”(乐嗨) and “Haixiu” (嗨秀), BeeLive Chinese (“MiFeng” 蜜疯直播) and BeeLive International. Our business and financial performance is highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to users. From time to time, we conduct marketing activities across various media to enhance our brand image and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. In addition, we must exercise strict quality control of our platforms to ensure that our brand image is not tarnished by substandard products or services. Any misuse of our platforms and any governmental adverse actions against our platforms may harm our brand and reputation.

We must also find ways to distinguish our platforms from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations, and prospects may be materially and adversely affected.

Our core values of focusing on user experience and user satisfaction first and acting for the long-term may conflict with the short-term operating results of our business.

At this time we are mainly focusing on user experience and satisfaction, which we believe is essential to our success and serves the best, long-term interests of our company and our shareholders. We may adopt strategies that we think will benefit our users, even if such strategies may negatively impact our operating results in the short-term. We believe that a high quality user experience on our platforms helps us expand and maintain our current user base and create better monetizing potential in the long-term.

If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, results of operations, and financial condition may be materially and adversely affected.

In order to conduct and develop business in China, we have obtained the following valid licenses through our PRC variable interest entities: ICP License for provision of Internet information services, Internet Culture Operation License for online performance and music, entertainment and game product provision, Commercial Performance License for providing streamer agency services and License for producing radio and television program.

However, the Internet industry is highly regulated in China. Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we currently hold may be deemed insufficient by governmental authorities. In addition, as all licenses are subject to periodic renewal, even though we have successfully renewed such licenses in the past, there is no guarantee that we will be able to continue to do so in the future. These uncertainties may in the future restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals, or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry. If we fail to obtain, hold, or maintain any of the required licenses or permits or fail to make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that have been generated through the deemed unlicensed activities, the imposition of fines, and the discontinuation or restriction of our operations. Any such penalties may disrupt our operations and materially and adversely affect our results of operations and financial condition.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

Companies in the Internet, technology, and media industries are frequently involved in intellectual property infringement litigation. In China, the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries, especially in the evolving live streaming industry, are uncertain. We have been and may in the future be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to, recorded, stored or make accessible on our platforms, or otherwise distributed to our users, including in connection with the music, movies, video and games played, recorded or make accessible on our platforms during streaming. For example, we face, from time to time, allegations that we have featured pirated or illegally downloaded music and movies on our platforms, and that we have infringed on the trademarks and copyrights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We permit broadcasters to upload text and graphics to our platforms and permit our users to share them. Our platforms also permit broadcasters or users to choose their username and profile photo. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload content or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on our platforms infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement.

We have implemented internal control measures to ensure that the design of our platforms and the content that is streamed on our platforms does not infringe on valid intellectual properties, such as patents and copyrights held by third parties. We also license certain intellectual properties from third parties to implement certain functions available on our platforms.

Some of our employees were previously employed at other competing companies, including our current and potential competitors. To the extent that these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that such employees or we may have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims, our results of operations may be materially and adversely affected.

Defending claims is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platforms to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

Unauthorized use of our intellectual property and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.

We consider our copyrights, trademarks, and other intellectual properties to be critical to our success, and rely on a combination of trademark and copyright laws, trade secrets protection, restrictions on disclosure and other agreements that restrict the use of our intellectual property to protect these rights. Although we enter into confidentiality agreements and intellectual property ownership agreements with our employees, these confidentiality agreements could be breached and we might not have adequate remedies for any breach. As a result, our proprietary technology, know-how or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

The measures we use to protect our proprietary rights may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications, or rights, which might not be available on commercially reasonable terms, if at all.

Enforcement of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property rights protection in China may not be as effective as in other jurisdictions with a more developed legal framework regulating intellectual property rights. Policing unauthorized use of our proprietary technology, trademarks, and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our results of operations and financial condition.

Some of our products and services contain open source software, which may pose a particular risk to our proprietary software, products, and services in a manner that negatively affects our business.

We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we have developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our content monitoring system may not be effective in preventing misconduct by our users and misuse of our platforms.

We operate entertainment live streaming platforms that provide real-time streaming and interactions. Because we do not have full control over how and what broadcasters or viewers will use our platforms to communicate, our platforms may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platforms, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, real time streaming renders it harder for us to filter illegal or inappropriate speeches, conduct, and behavior from our platforms prior to airing. As a result, we may face civil lawsuits or other actions initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platforms, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our websites and mobile applications, or even revoke our licenses or permits to provide Internet content services. We endeavor to ensure all broadcasters are in compliance with relevant regulations, but we cannot guarantee that all broadcasters will comply with all PRC laws and regulations. Therefore, our live streaming service may be subject to investigations or subsequent penalties if content displayed on our platforms is deemed to be illegal or inappropriate under PRC laws and regulations.

As of the date of this annual report, our platform “Showself” (秀色直播) has, since our operation commencement in 2014, received 6 administrative penalties from Beijing Cultural Market Administrative Enforcement Department, all of which are minor penalties of fine, for the inappropriate conducts of broadcasters. The other two platforms of our, “Haixiu” (嗨秀秀场) and “Lehai” (乐嗨秀场), each received 2 administrative penalties, respectively, from the same Department for the same reason. Beelive Chinese version (“Mifeng” 蜜疯直播) received 2 administrative penalty from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Haidian Security Bureau. All above mentioned defects have been timely remedied by the platforms and all remedial measures have been reported to the Department for its review and approval.

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us.

Our users are able to exchange information, generate content and engage in various other online activities on our live streaming platforms. We require our broadcasters and users to agree to our terms of use upon account registration. The terms of use set out types of content strictly prohibited on our platforms. However, signing the terms of use does not guarantee the broadcasters and users will comply with these terms.

In addition, because a majority of the video and audio communications on our platforms is conducted in real time, the content generated by our broadcasters and users on air cannot be filtered before they are streamed on our platforms. Therefore, users may engage in illegal conversations or activities, including the publishing of inappropriate or illegal content on our platforms that may be unlawful under PRC laws and regulations.

Although we have also developed a robust content monitoring system and use our best efforts to monitor content on our platforms, we cannot detect every incident of inappropriate content on our platforms due to the immense quantity of user-generated content. As such, government authorities may hold us liable for inappropriate or illegal content on our platforms and may subject us to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platforms, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platforms under PRC laws and regulations.

Application stores may temporarily take down our applications if the content was deemed to violate relevant PRC laws or regulations.

Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. Defending any such actions could be costly and require significant time and attention of the management and other resources, which would materially and adversely affect our business.

The complexity, uncertainties, and changes in PRC regulation of the Internet industry and companies may materially and adversely affect our business and financial condition.

The Internet industry is highly regulated in China, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, sometimes it may be difficult to evaluate the legal risks involved in certain actions or omissions. Issues, risks, and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses, or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge. We may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. In addition, although we are not currently required by PRC law to ask all users for their real name and personal information when they register for a user account, PRC regulators could require us to implement compulsory real-name registration for all users on our platforms in the future. In late 2011, for example, the Beijing municipal government required micro bloggers in China to implement real-name registration for all of their registered users. If we are required to implement real-name registration for users on our platforms, we may lose a large number of registered user accounts for various reasons, including, for example, because users may not be able to maintain multiple accounts and some users may dislike giving out their private information.

●	New regulatory agencies may be established under the evolving PRC regulatory system for the Internet industry. Such new agencies may issue new policies or new interpretations of existing laws and regulations. We are unable to determine what policies may be issued by any such new agencies in the future or how existing laws, regulations, and policies will be interpreted by such new agencies.

●	New laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations, or policies are promulgated, additional licenses may be required for our operations.

●	The interpretation and application of existing PRC laws, regulations, and policies and possible new laws, regulations, or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Increases in the costs of content on our platforms may have an adverse effect on our business, results of operations, and financial condition.

To maintain and increase user base and user paying ratio, we must continue offering attractive and engaging content on our platforms. We provide such content mainly through our broadcasters. In order to attract and retain top broadcasters, we need to have an attractive revenue sharing policy and provide marketing resources to support them. If competitor platforms offer higher compensation, our costs to retain our broadcasters may increase. As our business and user base further expand, we also need to continue updating and producing content and activities to meet the more diversified interest of a larger user group. We also need to innovate the content on our platforms to capture and follow the market trends, resulting in higher costs of the contents on our platforms. If we are not able to continue to retain our broadcasters and produce high quality content on our platforms at commercially acceptable costs, our business, financial condition, and results of operations would be adversely impacted.

Our failure to anticipate or successfully implement new technologies could render our proprietary technologies or platforms unattractive or obsolete, and reduce our revenues and market share.

Our technological capabilities and infrastructure underlying our live streaming platforms are critical to our success. The Internet industry is subject to rapid technological changes and innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platforms and our services competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the Internet technology has been and will continue to be developed, we may not be able to timely upgrade our streaming technology, our engines or the software framework for our platforms’ development in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platforms or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.

The proper functioning of our platforms is essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platforms.

Disruptive and malfunctioned platforms will drive away frustrated users of ours and reduce our user base. Smooth and proper functioning of our platforms relies on our IT systems. However, our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platforms and limit the attractiveness of content provided on our platforms. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As a result, our business and results of operations may be materially and adversely affected and our market share could decline.

Any compromise to the cyber security of our platforms could materially and adversely affect our business, reputation, and results of operations.

On November 7, 2016, the Standing Committee of the National People’s Congress released the PRC Cyber Security Law, which took effect on June 1, 2017. The PRC Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in the cyberspace and enhance network information management.

Our products and services are generally provided through the Internet and involve the storage and transmission of users’ information. Any security breach would expose us to a risk of loss of information and result in litigation and potential liability. As the techniques used to obtain unauthorized access, disable or degrade Internet services or sabotage operating systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate such techniques or implement adequate preventative measures. Upon a security breach, our technical team will be notified immediately and coordinate with the local support staff to diagnose and solve the technical problems. As of the date of this annual report, we have not experienced any material incidents of security breach.

Despite the security measures we have implemented, our facilities, systems, procedures, and those of our third-party providers, may be vulnerable to security breaches, act of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we may lose current and potential users and be exposed to legal and financial risks, including legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation, and results of operations.

Concerns about the collection, use, and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

Concerns about our practices with regard to the collection, use, or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law, the General Principles of the PRC Civil Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use, or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies, and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. Our internal policy requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, results of operations and financial condition.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy, or security breaches.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to satisfy the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, results of operations, and financial condition.

Our business depends upon services and software provided by third parties. For example, our user data is encrypted and saved on the storage cloud provided by a third-party cloud services company. We are relying on the security measures of such third party cloud services company for data protection, and our disaster recovery system to minimize the possibility of data loss or breach ability. If such third-party cloud services company has a system disruption and is not able to recover quickly, our business and operations may be adversely affected.

Our overall network relies on broadband connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “—Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.”

We also sell a significant portion of our products and services through third-party online payment systems. If any of these third-party online payment systems suffers security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual gifts online, in which case our results of operations would be negatively impacted.

We exercise no control over the third parties with whom we have business arrangements. For some of services and technologies such as online payment systems, we rely on a limited number of third-party providers with limited access to alternative networks or services in the event of disruptions, failures, or other problems. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements, or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, results of operations, and financial condition.

User growth and engagement depend upon effective interoperation with operating systems, networks, mobile devices, and standards that we do not control.

We offer access to our platforms across a variety of PC and mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Windows, Android, and iOS. Any such operating systems or devices that decide to degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. Any difficulties for users and broadcasters in accessing and using our platforms would harm our user growth and user engagement and in turn would adversely affect our results of operations and financial condition.

We rely on our mobile application and PC application to provide services to our users and broadcasters which, if inaccessible, may have material adverse impact on our business and results of operations.

We rely on third-party mobile application and PC application distribution channels such as Apple’s App Store, various Android application stores, and websites to distribute our applications to users and broadcasters. We expect a substantial number of downloads of our mobile applications and PC applications will continue to be derived from these distribution channels. The promotion, distribution, and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, and such distribution channels have discretion to determine whether we comply with their terms and policies. If any of such distribution channels determines to take down our applications or terminate the relationship with us, our business, results of operations, and financial condition may be materially and adversely affected.

Continuing efforts of our executive officers, key employees, and qualified personnel are essential to our business and the loss of their services may adversely and negatively impact our business and results of operations.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since live streaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staffs or other highly skilled employees. In addition, as we are relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under PRC law. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system.

We are subject to risks relating to litigation.

We have been involved in and may be subject to litigation and claims of various types, including litigation alleging infringement of intellectual property rights and unfair competition, claims and disputes involving broadcasters, customers, our employees and suppliers. Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention and could have a material and adverse effect on our business, results of operations, and financial condition.

We may be the subject of allegations, harassing, or other detrimental conduct by third parties, which could harm our reputation and cause it to lose market share, users, and customers.

We have been subject to allegations by third parties, negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time or at a commercially reasonable cost, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers.

The appointed Temporary Receiver of Link Motion Inc. (f/k/a NQ Mobile Inc.) may bring an action to restore Link Motion Inc.’s senior position in the Showself businesses, which may result in claims against us.

On December 13, 2018, a shareholder plaintiff filed a derivative lawsuit on behalf of, and against Link Motion Inc. (“LKM”) and three individual defendants, including the chairman of the board of directors of LKM, in the United States District Court for Southern District of New York. In this lawsuit, the shareholder plaintiff alleged certain wrong doing by the individual defendants in connection with the sales of LKM’s corporation assets, including the sale of a 65% equity interest in the Showself businesses (currently is conducted via Zhihui Qiyuan) to Tongfang Investment Fund Series SPC (“TF”) pursuant to a share purchase agreement dated as of March 30, 2017. On February 1, 2019, the court issued a Preliminary Injunction Order which preliminarily enjoins the defendants to take corrective action as necessary to restore LKM’s senior position in the underlying assets of the Showself businesses and appointed a temporary receiver for LKM during the pendency of this action. The temporary receiver has certain statutory powers and specified delineated powers, including but not limited to, commence, continue and/or control any action on behalf of LKM in the U.S., the PRC, or elsewhere. Although we believe that Scienjoy’s equity securities are owned by its sellers, it is possible that we could be sued in connection with these ongoing proceedings, which could be costly to defend, and a judgment against us could result in significant damages. As of the date of this annual report and to our knowledge, the temporary receiver has yet brought any claims in any jurisdiction to restore LKM’s 65% equity interest in the Showself businesses. However we cannot guarantee that such claims will not be brought in the future.

Negative publicity may materially and adversely affect our brand, reputation, business, and growth prospects.

Negative publicity involving us, our broadcasters, our users, our management, our live streaming platforms, or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users and broadcasters, customers and platform partners. There has been negative publicity about us and the misuse of our services, which has adversely affected our brand, public image, and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

Contractual disputes with our talent agencies may harm our reputation, and may be costly or time-consuming to resolve.

We enter into contractual arrangements with talent agencies. Pursuant to these contracts, talent agencies are responsible for recruiting and training broadcasters and providing content for our platforms. We share with the talent agencies a certain percentage of the revenue generated by the broadcasters they manage. Talent agencies will in turn enter into compensation arrangement with the broadcasters they manage. From time to time, there may be contractual disputes between broadcasters and talent agencies, and/or between talent agencies and us. Any such disputes may not only be costly and time-consuming to solve, but may also be detrimental to the quality of the content produced by the broadcasters, or even causing broadcasters to leave our platforms.

We enter into exclusivity agreements with certain of our top broadcasters, pursuant to which such top broadcasters agree not to work for other live streaming platforms in exchange for additional support and resources from us. Although these top broadcasters are required to pay a certain amount of fees if they breach the exclusivity agreements, we cannot guarantee that such exclusivity agreements will be an effective measure to deter these top broadcasters from leaving our platforms.

Key performance metrics used by us, such as QAUs, paying users, ARPPU and paying ratio, may overstate the number of our active and paying users, which may lead to an inaccurate interpretation of our revenue metrics and our business operations by our management and by investors, and may even misleadingly affect management’s business judgment of our operations.

For performance tracking purposes, we monitor metrics such as the number of registered user accounts, active users, and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platforms at least once since registration; (b) the number of active users, which refers to the number of users that has visited our platforms through PC or mobile app at least once in a given period; (c) the number of paying users, which refers to the number of users that has purchased virtual currencies on our platforms at least once in a given period. The actual number of individual users, however, is likely to be lower than that of registered users, active users, and paying users potentially significantly, due to various reasons such as fraudulent representation or improper registration. Some of the user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active users, and paying users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active users, and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms, which may lead to an inaccurate interpretation of our operating metrics. Additionally, a user needs to register a separate account for each our platform to access such platform. When calculating our total numbers of QAUS as a whole, a user with multiple accounts with us may be counted more than once and such numbers may be higher than the actual numbers of users. Additionally, we are able to measure unique users only to the extent that these users are registered using the same identification method. Since we allow a user to register an account on our platforms with the user’s mobile number, Wechat account or QQ account, our ability to identify unique users is limited.

If the tracked growth in the number of our registered users, active users, and paying users is higher than the actual growth in the number of individuals registered, active, or paying users, our user engagement level, sales, and business may not grow as quickly as we expect. In addition, such overstatement may cause inaccurate evaluation of our operations by our management and by investors, which may also materially and adversely affect our business and results of operations.

The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.

Currently, we use third-party online payment platforms, such as China UnionPay, WeChat Pay, and Alipay, to receive a large part of the cash proceeds from sales of our products and services through direct purchases on our platforms. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platforms.

We do not have control over the security measures of our third-party payment platforms, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment platforms. We could be exposed to litigation and possible liability if online transaction safety of our users is compromised in transactions involving payments for our products and services, which could harm our reputation and our ability to attract users and may materially adversely affect our business. We also rely on the stability of such payment transmissions to ensure the continued payment services provided to our users. If any of these third-party online payment platforms fails to process or ensure the security of users’ payments for any reason, our reputation will be damaged and we may lose our paying users and discourage the potential purchases, which in turn, will materially and adversely affect our business, financial condition, and prospects.

Our users may suffer third-party fraud when purchasing our virtual currency and we may suffer fraud when selling virtual currency to users.

We offer our users multiple options to purchase our virtual currency. Users can purchase these virtual currencies directly on web streaming portal, or make in-app purchases using third-party payment channels including China Union Pay, WeChat pay, Alipay and Apple’s App Store. Users can also purchase virtual currencies through third-party sales agencies officially authorized by us. Other than the above-mentioned purchase channels, there are no other means to purchase our virtual currency. However, from time to time, certain third parties fraudulently claim that they are sales agencies authorized by us and users can purchase our virtual currency through them. If our users choose to purchase our virtual currency from such unauthorized third parties, they may suffer losses from such fraudulent activities by third parties. Although we are not directly responsible for the losses in such case, our user experience may be adversely affected and users may choose to leave our platforms as a result. Such fraudulent activities by third parties might also generate negative publicity, disputes, or even legal claims. The measures we take in response to such negative publicity, disputes, or legal claims may be expensive, time consuming, and disruptive to our operations and divert our management’s attention.

Additionally, there is a risk that even our duly authorized third-party sales agencies may fail to deliver virtual currencies to users after users make payment. In this case, we are responsible to deliver such virtual currencies to users. We may in turn demand payment from the authorized third-party sale agencies but there is no guarantee that we may recover the full payment.

Restrictions on virtual currency may adversely affect our revenues.

Due to the relatively short history of virtual currencies in China, the regulatory framework governing the industry is still under development. On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued Notice on the Strengthening of the Administration of Online Game Virtual Currency (the “Virtual Currency Notice”), which defines what a virtual currency is and requires that entities obtain the approval from the competent culture administrative department before issuing virtual currency and engaging in transactions using virtual currencies in connection with online games. The Virtual Currency Notice regulates that virtual currency may only be used to purchase services and products provided by the online service provider that issues the virtual currency, and also prohibit businesses that issue online game virtual currency from issuing virtual currency to game players through means other than purchases with legal currency, and from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual gifts or virtual currency based on random selection through a lucky draw, wager, or lottery. These restrictions on virtual currency may result in lower sales of online virtual currency.

Currently, the PRC government has not promulgated any specific rules, laws, or regulations to directly regulate virtual currencies, except for the above-mentioned Virtual Currency Notice. Although the term “virtual currency” is widely used in live streaming industry, we believe that the “virtual currency” used in our live streaming communities does not fall into a “virtual currency” as defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws or regulations for our live streaming business. We have obtained the approval from the competent culture administrative department for issuing a virtual currency for online games (which is set forth in the Internet Culture Operation Licenses that we have acquired). So far, we have not issued any virtual currency for online games as defined under the Virtual Currency Notice. However, due to the uncertainties of the interpretation and implementation of the law and regulation, we cannot assure you that the PRC regulatory authorities will not take a different view, in which case we may be required to obtain additional approvals or licenses or change our current business model and may be subject to fines or other penalties, which could adversely affect our business.

Our results of operations are subject to quarterly fluctuations due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. For example, the number of active users tends to be higher during the last quarter of the year while lower near Chinese New Year season. Furthermore, the number of paying users of our online live streaming platforms correlate with our marketing campaigns and promotional activities, which may coincide with popular western or Chinese festivals. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation, or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

We currently do not have any business liability or disruption insurance to cover our operations. Any uninsured occurrence of business disruption, litigation, or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Failure to achieve and maintain effective internal and disclosure controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. Our management has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. .

As of December 31, 2020, we have identified material weakness in our internal control over financial reporting and have concluded that our internal control over financial reporting was not effective as of December 31, 2020. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2020 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures.”

We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the options or restricted shares granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted an equity incentive plan on February 8, 2021, or the “2021 Plan”, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2021 Share Incentive Plan is 3,000,000 ordinary shares. As of the date of this annual report, no award to purchase Ordinary Shares under the 2021 Plan have yet been granted. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, exercise of the awards granted under the 2021 Plan by our employees will increase the number of our shares in circulation, which may have an adverse impact on our share price.

Non-compliance on the part of our employees or third parties involved in our business could adversely affect our business.

Our compliance controls, policies, and procedures may not protect us from acts committed by our employees, agents, contractors, or collaborators that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business.

In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, talent agencies, or other third parties entered into business relationship with our third- party business partners) may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. When we enter into a business relationship with a third party partner, we cannot be certain whether such third party business partner has infringed or will infringe any other third parties’ legal rights or violate any regulatory requirements or rule out the likelihood of incurring any liabilities imposed on us due to any regulatory failures by such third party business partner. In addition, for those third parties actively involved in our business through our business partners, we cannot assure you that our business partners will be able to supervise and administrate those third parties. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

We may not be able to ensure compliance with United States economic sanctions laws.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers laws and regulations that generally prohibit U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, from conducting activities or transacting business with certain countries, governments, entities or individuals that are targets of U.S. economic sanctions. We do not and will not use any of our funds for any activities or business with any country, government, entity, or individual in violation of U.S. economic sanctions.

While we believe that we have been, and that we continue to be, in compliance with applicable U.S. economic sanctions, our current safeguards may fail to prevent broadcasters and users located in countries that are targets of U.S. economic sanctions from accessing our platforms. Non-compliance with applicable U.S. economic sanctions could subject us to adverse media coverage, investigations, and severe administrative, civil and possibly criminal sanctions, expenses related to remedial measures, and legal expenses, which could materially adversely affect our business, results of operations, financial condition and reputation.

Spammers and malicious software and applications may affect user experience, which could reduce our ability to attract users and materially and adversely affect our business, results of operations, and financial condition.

Spammers may use our streaming platforms to send spam messages to users, which may affect user experience. As a result, users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platforms in a timely fashion. Any spamming activities could have a material and adverse effect on our business, results of operations, and financial condition.

In addition, malicious software and applications may interrupt the operations of our websites, our PC clients or mobile apps and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platforms, users may associate the malware with our websites, our PC clients or mobile apps, and our reputation, business, and results of operations would be materially and adversely affected.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

Under PRC laws, all lease agreements are required to be registered with local housing authorities. We lease several premises in China. We cannot assure whether or not all landlords of these premises have registered the relevant lease agreements with the government authorities, or have completed registration of their ownership rights to the premises. Furthermore, we cannot assure that some of the premises do not have a defective title. We may be subject to monetary fines due to failure by the landlords to complete the required registrations.

We may also be forced to relocate our operations if the landlords do not obtain valid title to or complete the required registrations with local housing authorities in a timely manner or at all. We might not be able to locate desirable alternative sites for our operations in a timely and cost-effective manner which may adversely affect our business.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation, and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if it fails to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

COVID-19 pandemic may have an adverse impact on our results of operations and financial condition for the fiscal year 2021.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the year ended December 31, 2020, the COVID-19 pandemic did not have a material net impact on our financial positions and operating results. The extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues, and therefore we cannot guarantee that COVID-19 will not adversely impact our results of operations and financial condition for the fiscal year 2021.

Risk Factors Relating to Our Corporate Structure

We rely on contractual arrangements with Zhihui Qiyuan (Scienjoy VIE) and its registered shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of Internet and other related businesses in China, we operate our business in China through the Scienjoy VIEs, in which we have no ownership interest. We rely on a series of contractual arrangements with Zhihui Qiyuan (the Scienjoy VIE) and its registered shareholders, including the powers of attorney, to control and operate business of the Scienjoy VIEs (namely, Zhihui Qiyuan and its subsidiaries). These contractual arrangements are intended to provide us with effective control over the Scienjoy VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with WFOE, the Scienjoy VIEs and the Shareholders of the Scienjoy VIEs” for more details about these contractual arrangements. In particular, our ability to control the Scienjoy VIEs depends on the powers of attorney, pursuant to which WX (our indirect wholly-owned subsidiary in China) can vote on all matters requiring shareholder approval in the Scienjoy VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Any failure by Zhihui Qiyuan (the Scienjoy VIE) and its registered shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We rely on a series of contractual arrangements with Zhihui Qiyuan (the Scienjoy VIE) and its registered shareholders, including the powers of attorney, to control and operate business of the Scienjoy VIEs (namely, Zhihui Qiyuan and its subsidiaries). If Zhihui Qiyuan or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws.

All these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, it may not be able to exert effective control over the Scienjoy VIEs and may lose control over the assets owned by the Scienjoy VIEs. As a result, it may be unable to consolidate the financial results of such entities in our combined and consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

If the PRC government deems that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in Internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and may need to reorganize our current corporate structure to comply with PRC laws and regulations.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in Internet and other related businesses (usually defined as “value-added telecommunication business” under relevant PRC authorities), including the provision of Internet content and online service operations, which fell under the catalogue of negative list published and updated by PRC Ministry of Commerce from time to time. Specifically, foreign ownership is prohibited in industries of online audio and video program services and Internet cultural business (excluding music), foreign ownership of an Internet content provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the British Virgin Islands and WX (our indirect wholly-owned subsidiary in China) is a foreign-invested enterprise (or called “wholly foreign-owned enterprise”, the “WFOE”) under PRC laws and regulations. To comply with PRC laws and regulations, we have to conduct our business in China mainly through WX and Zhihui Qiyuan (the Scienjoy VIE) and their respective subsidiaries, based on a series of contractual arrangements by and among WX, Zhihui Qiyuan, and its registered shareholders. As a result of these contractual arrangements, we exert control over the Scienjoy VIEs (namely, Zhihui Qiyuan and its subsidiaries) and consolidate their financial results in our financial statements under U.S. GAAP. The Scienjoy VIEs (namely, Zhihui Qiyuan and its subsidiaries) hold the licenses, approvals, and key assets that are essential for our operations.

In the opinion of our PRC counsel, Feng Yu Law Firm, based on its understanding of the relevant PRC laws and regulations, each of the contracts among WX, Zhihui Qiyuan and its registered shareholders is valid, binding, and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future relevant PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of the Scienjoy VIEs’ shareholding structure. If our group companies (including our WFOE and its subsidiaries and the Scienjoy VIEs) are found in violation of any PRC laws or regulations, or if the contractual arrangements among WX, Zhihui Qiyuan and its registered shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;

●	levying fines on our related PRC companies;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	discontinuing or placing restrictions or onerous conditions on our operations conducted by our related PRC companies;

●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites;

●	requiring us to change our corporate structure and contractual arrangements;

●	imposing additional conditions or requirements with which we may not be able to comply; or

●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

We may lose the ability to use and enjoy assets held by the Scienjoy VIEs that are important to our business if the Scienjoy VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Scienjoy VIEs hold certain assets that are important to our operations, including the ICP License, SP License, the Internet Culture Operation Permit, the Commercial Performance License, and Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of the Scienjoy VIEs may not voluntarily liquidate the Scienjoy VIEs or approve them to sell, transfer, mortgage, or dispose of their assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the Scienjoy VIEs, or the Scienjoy VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations, and financial condition. Furthermore, if the Scienjoy VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Contractual arrangements may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among WX, Zhihui Qiyuan, and its registered shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that Scienjoy VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase Scienjoy VIEs’ tax expenses without reducing the tax expenses of WX, subject the Scienjoy VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment WX may have. As a result, our consolidated results of operations may be adversely affected.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares.

We and our Hong Kong subsidiary are holding companies, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ordinary shares a and service any debt it may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as WX, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to current effective PRC laws and regulations regarding foreign investment which may be updated following the effectiveness of PRC Foreign Investment Law, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which will come into force on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the “variable interest entities,” while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the PRC Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council or its authorized governmental department such as Ministry of Commerce. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

The Internet content service, Internet audio-visual program services and online culture activities that we conducts through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) issued by Ministry of Commerce.

The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council and its departments to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. Furthermore, if future laws, administrative regulations or provisions of the State Council and its departments mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

If the custodians or authorized persons of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and the Scienjoy VIEs are generally held securely by the personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses, or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.

Sales of our Ordinary shares to White Lion Capital may cause substantial dilution to our existing shareholders and the sale of our Ordinary shares acquired by White Lion Capital could cause the price of our Ordinary shares to decline.

We may issue and sell up our Ordinary Shares, with an aggregate offering price of up to US$30,000,000 (“Commitment Amount”), from time to time to White Lion Capital pursuant to a Common Stock Purchase Agreement (“Purchase Agreement”). It is anticipated that shares issued to White Lion Capital will be sold from time to time during a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement. The number of shares ultimately offered for sale to White Lion Capital is dependent upon the number of shares we elect to sell to White Lion Capital under the Purchase Agreement. Depending upon market liquidity at the time, sales of shares of our Ordinary Shares under the Purchase Agreement may cause the trading price of our Ordinary Shares to decline.

After White Lion Capital has acquired shares under the Purchase Agreement, it may sell all, some or none of those shares. Sales to White Lion Capital by us pursuant to the Purchase Agreement may result in substantial dilution to the interests of other holders of our Ordinary Shares. The sale of a substantial number of our Ordinary Shares to White Lion Capital, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to White Lion Capital.

Under the Purchase Agreement, on any trading day selected by us, provided that the closing price of our Ordinary Shares upon the delivery of a purchase notice is greater than or equal to $0.25, we have the right, but not the obligation, to present White Lion Capital with a purchase notice, directing White Lion Capital (as principal) to purchase up to a certain amount shares of our Ordinary Shares (“Purchase Notice”). The maximum number of Ordinary Shares to be sold under each Purchase Notice shall be determined by the lesser of (i) 300% of the average daily trading volume during the five (5) trading days immediately prior to the delivery of the Purchase Notice, or (ii) $1,000,000 divided by the highest closing price of our Ordinary Shares during the five (5) trading days immediately prior to the delivery of the Purchase Notice, which calculation amount may be increased to $2,000,000 once White Lion Capital has funded $5,000,000 to the Company at the mutual consent of the Company and White Lion Capital. Notwithstanding the foregoing, we and White Lion Capital may elect a negotiated fixed purchase at any time during the Commitment Period provided that the closing price of our Ordinary Shares upon delivery of such fixed purchase notice is greater than or equal to $0.25 (“Fixed Purchase Notice”).

For Purchase Notices, the purchase price per share to be paid by White Lion Capital will be 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, which is five (5) trading days prior to the applicable closing date with respect to a regular Purchase Notice (“Purchase Price”). The Fixed Purchase Notice will set forth a fixed number of shares and a fixed purchase price mutually agreed by the Company and White Lion Capital. The fixed purchased price shall be greater than or equal to $0.25 but could be higher or lower than the Purchase Price for a regular Purchase Notice. In the event that the fixed purchase price is substantially lower than the regular Purchase Price, which is 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, the equity value of the existing shareholders might be significantly diluted.

We may not have access to the full amount available under the Purchase Agreement with White Lion Capital.

Our ability to draw down funds and sell shares under the Purchase Agreement with White Lion Capital requires that the registration statement No. 333-253403 which we filed on February 23, 2021 and was declared effective on March 2, 2021 continue to be effective. The registration statement No. 333-253403 registers the resale of 713,444 shares issuable under the Purchase Agreement with White Lion Capital, and our ability to sell any remaining shares issuable under the Purchase Agreement with White Lion Capital is subject to our ability to prepare and file one or more additional registration statements registering the resale of these Ordinary Shares. These registration statements may be subject to review and comment by the staff of the Securities and Exchange Commission, and will require the consent of our independent registered public accounting firm. Therefore, the timing of effectiveness of these registration statements cannot be assured. The effectiveness of these registration statements is a condition precedent to our ability to sell all of our Ordinary Shares to White Lion under the Purchase Agreement. Even if we are successful in causing one or more registration statements registering the resale of some or all of the Ordinary Shares issuable under the Purchase Agreement with White Lion Capital to be declared effective by the Securities and Exchange Commission in a timely manner, we may not be able to sell the shares unless certain other conditions are met. There is no guarantee that we will be able to draw down any portion or all of the proceeds of $30,000,000 under the Purchase Agreement with White Lion Capital.

Certain restrictions on the extent of Purchase Notices and the delivery of advance notices may have little, if any, effect on the adverse impact of our issuance of Ordinary Shares in connection with the Purchase Agreement with White Lion Capital, and as such, White Lion Capital may sell a large number of Ordinary Shares, resulting in substantial dilution to the value of Ordinary Shares held by existing stockholders.

White Lion Capital has agreed to refrain from holding an amount of shares which would result in White Lion Capital or its affiliates owning more than 4.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of shares of Ordinary Shares issuable pursuant to a Purchase Notice at any one time(“Beneficial Ownership Limitation”). Notwithstanding the foregoing, upon mutual agreement of the Company and White Lion Capital, expressed in writing upon not less than 61 days’ prior written notice, the Beneficial Ownership Limitation may be increased to 9.99% of the number of shares of the Ordinary Shares outstanding immediately prior to the issuance of Ordinary Shares issuable pursuant to a Purchase Notice.

Risk Factors Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries and the Scienjoy VIEs, in particular WX, a wholly foreign-owned enterprises, are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may receive. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or content posted on our platforms.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies, and requirements, relevant government authorities may suspend services by, or revoke licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

We endeavor to eliminate illicit content from our platforms. We have made substantial investments in resources to monitor content that broadcasters generate on our platforms and the way in which our users engage with each other through our platforms. We use a variety of methods to ensure our platforms remain a healthy and positive experience for our users. Although we employ these methods to filter content posted on our platforms, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platforms, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platforms. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, there is no assurance that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed and we may lose users and customers. As a result, our revenues and results of operations may be materially and adversely affected and the value of our ordinary shares could be dramatically reduced.

Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political, and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors and the rate of growth has been slowing.

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe, and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC, and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of military conflicts and political turmoil or social instability in the Middle East, Europe, Africa, and other places. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slow-down of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position.

Currently, there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, live streaming platform operators may have for virtual assets.

While participating on our platforms, our users acquire, purchase, and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through other users’ unauthorized use of another user account and occasionally through data loss caused by delay of network service, network crash, or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, results of operations, and financial condition.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008 and other related rules and regulations published by PRC State Taxation Administration, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on our worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the State Taxation Administration issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having our “de facto management body” in China and will be subject to PRC enterprise income tax on our worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of our daily operations function have their presence mainly in the PRC; (b) our financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) our major assets, accounting books, company seals, and minutes and files of our board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 provides further rules on residence status determination, post-determination administration as well as competent tax authorities procedures.

Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals, or foreigners.

We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 applied to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.

However, it is possible that the PRC tax authorities may take a different view. If the PRC tax authorities determine that we or any Hong Kong subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends paid by our PRC subsidiary to us or any of our Hong Kong subsidiaries will not be subject to a 10% withholding tax if we or our Hong Kong subsidiary were treated as a PRC resident enterprise. The PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If we are treated as a resident enterprise, non-PRC resident shareholders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of our ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise shareholders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether a non-PRC shareholders company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although we are incorporated in the British Virgin Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident shareholders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in us.

There are uncertainties with respect to indirect transfers of PRC taxable properties outside a public stock exchange.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the State Taxation Administration on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired in a transaction on a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations and associated penalties with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our ordinary shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines, or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular its personnel expenses. In the event that we decide to terminate some of its employees or otherwise change its employment or labor practices, the labor contract law and its implementation rules may limit its ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law and related rules and regulations, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for their employees. If the company has not fully paid such social insurance based on employee’s actual salaries, it may face relevant authorities’ investigation and examination, and subject to penalties or fines.

We expect our labor costs to increase due to the implementation of these laws and regulations, as updated from time to time. As the interpretation and implementation of these laws and regulations are still evolving and become stricter, PRC tax authorities, for example, may become the governmental agencies for collection and examination of each company’s withholding and payment of social insurance after 2019 according to related rules and policies. We cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If our PRC subsidiaries are deemed to have violated relevant labor laws and regulations, they can be required to provide additional compensation to their employees and our business, results of operations, and financial condition could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that PRC Ministry of Commerce (or previously called “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective as of August 1, 2008 and its related rules and regulations require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB 400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective as of September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the Internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. In addition, following the effectiveness of the PRC Foreign Investment Law, we cannot assure that aforementioned foreign M&A rules, regulations and policies will have extensive and substantial changes.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit the ability of WX (our indirect wholly-owned subsidiary in China) to increase our registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange (SAFE) promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 and related rules and regulations that require PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name, and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 and amended on December 30, 2019 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities (as applicable) do not complete their registration with the local SAFE branches, our PRC subsidiary (in particular, the WFOE) may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary (in particular, the WFOE). Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary (in particular, the WFOE), could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us to make additional capital contributions or loans to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the Scienjoy VIEs. We may make loans to our PRC subsidiary and the Scienjoy VIEs or it may make additional capital contributions to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries (in particular, the WFOE), are subject to PRC regulations. For example, none of our loans to a PRC subsidiary (in particular, the WFOE) can exceed the difference between our total amount of investment and our registered capital approved under relevant PRC laws, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio and the loans must be registered with the local branch of SAFE and the competent departments of State Development and Reform Commission in case of any external debts of more than one year. Our capital contributions to our PRC subsidiaries (in particular, the WFOE) must be approved by or filed with the MOFCOM, SAFE, or their respective local counterpart.

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was amended on December 30, 2019. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries (in particular, the WFOE) may be negatively affected, which could adversely affect the liquidity of our PRC subsidiaries and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the RMB to appreciate against the U.S. dollar, especially under the current circumstance of the Sino-US trade conflicts. Significant revaluation of the RMB may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our revenues, earnings, and financial position. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or the US dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements, but may be subject to internal rules of related PRC subsidiary’s bank (in particular, the WFOE’s capital funds account open in bank), which is also under the monitor of SAFE. Therefore, our PRC subsidiaries (in particular, the WFOE) is able to pay dividends in foreign currencies to us without prior approval from SAFE, but should still comply with bank’s related rules. However, approval from or registration with appropriate government authorities (including formalities in the bank) is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers, and other employees who are PRC citizens or who are non-PRC residents residing in PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations upon consummation of the Business Combination. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC law.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an “emerging growth company” until the fiscal year ended February 8, 2024. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or an annual revenue exceeds $1.07 billion, or the market value of its ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. As a result, potential investors may be less likely to invest in our securities.

Lavacano will control the outcome of our shareholder actions.

Assuming none of the outstanding warrants has been exercised, Lavacano holds 58.50% of our ordinary shares. Lavacano’s voting power gives it the power to control actions that require shareholder approval under British Virgin Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association.

Lavacano’s control may cause transactions to occur that might not be beneficial to direct or indirect holders of our ordinary shares and may prevent transactions that would be beneficial to you. For example, Lavacano’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your securities over the then-current market price. In addition, Lavacano is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ordinary shares. If Lavacano is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Lavacano, and may do so in a manner that could vary significantly from that of Lavacano.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Assuming none of the outstanding warrants has been exercised, we are a “controlled company’’ as defined under the Nasdaq Stock Market Rules because Lavacano controls more than 50% of our voting rights. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our contemplated dual-class share structure with different voting rights and conversion of certain ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ordinary shares may view as beneficial.

We are a Foreign Private Issuer and we plan to use our reasonable best efforts to adopt a dual-class share structure, which includes reclassification of existing ordinary shares into class A ordinary shares with one vote per share and authorization and issuance of class B ordinary shares with ten votes per share. Additionally, together with the adoption of a dual-class share structure, part of the ordinary shares held by Lavacano will be converted into class B ordinary shares. While the adoption of a dual-class structure requires our shareholders approval, Lavacano is holding more than fifty percent of the voting rights and it is likely that the proposal to adopt a dual-class structure will be approved. Adoption of the dual-class structure and the conversion of certain ordinary shares held by Lavacano into class B ordinary shares will result in further concentration of ownership held by Lavacano. Consequently, Lavacano will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Lavacano may also take actions that are not in the best interest of the Company or the Company’s other shareholders. In addition to limiting your ability to influence corporate matters, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving the Company’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of our ordinary shares.

Our contemplated dual-class structure of ordinary shares may adversely affect the trading market for our ordinary shares.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ordinary shares.

Certain provisions of the Third Amended and Restated Memorandum and Articles of Association may be deemed to have an antitakeover effect.

The Third Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deferring or preventing or rendering more difficult a change in control of the Company that a shareholder might consider in his or her best interest, including the following:

●	Poison Pill Defenses. Under the Companies Law there are no provisions that specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. Our Third Amended and Restated Memorandum and Articles of Association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

On June 30, 2020, we have made the determination that we qualify as a foreign private issuer under the Exchange Act and filed Form 8-K on July 1, 2020 to announce our determination. Effective immediately after the filing of this Form 8-K, we began reporting under the Exchange Act as a foreign private issuer. As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may be subject to additional reporting requirements if we lose our status as a foreign private issuer.

If we lose our status as a foreign private issuer at some future time, then we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.

As a BVI company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were originally a blank check company, known as Wealthbridge Acquisition Limited (“Wealthbridge”), incorporated in the British Virgin Islands on May 2, 2018 with limited liability (meaning our public shareholders have no liability, as shareholders of the Company, for the liabilities of the Company over and above the amount paid for their shares) to serve as a vehicle to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. On May 7, 2020, we consummated the Business Combination contemplated by the Share Exchange Agreement with Lavacano and WBY, pursuant to which we acquired 100% the issued and outstanding equity interests of Scienjoy and changed our name to Scienjoy Holding Corporation.

History of Scienjoy

Scienjoy is a holding company incorporated under the laws of the Cayman Islands on March 2, 2017 with authorized shares of 500,000,000 shares at a par value of $0.0001.

Scienjoy, through its subsidiaries and variable interest entities, is principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”). In 2014, Scienjoy’s first live streaming APP Showself Live Streaming was launched. Scienjoy subsequently launched “Lehai” in 2015 and “Haixiu” in 2016.

Reorganization of Scienjoy

On January 1, 2018, Tongfang Investment Fund Series SPC (“TF”) completed the acquisition of a 65% equity interest in Sixiang Times (Beijing) Technology Co., Ltd (“Sixiang Times”) from NQ Mobile Inc., Ltd. Through the acquisition of Sixiang Times, TF acquired a controlling position in Holgus Sixiang Information Technology Co., Ltd (“Holgus X”), Kashgar Sixiang Times Internet Technology Co., Ltd (“Kashgar Times”), Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”), Hai Xiu (Beijing) Technology Co., Ltd (“HX”) and Beijing Le Hai Technology Co., Ltd (“LH”).

On May 18, 2017, Scienjoy established its wholly owned subsidiary in Hong Kong, Scienjoy International Limited (“Scienjoy HK”), as a holding company holding all of the outstanding shares of Sixiang Wuxian (Beijing) Technology Co., Ltd (“WX” or “WFOE”) which was established in PRC on October 17, 2017 under the laws of the People’s Republic of China as a holding company holding all of the equity interest of Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), which was incorporated on July 5,2018.

Scienjoy established ZH (through WX), as a holding company for purpose of holding all of the outstanding equity interest of Holgus X and Kashgar Times, as follows:

On July 18, 2018, Sixiang Times and ZH executed an equity transfer agreement with Sixiang Times. Pursuant to the agreement, 100% equity interest in Holgus X was transferred to ZH.

On July 24, 2018, Sixiang Times and ZH executed an equity transfer agreement. Pursuant to the agreement, 100% equity interest in Kashgar Times was transferred to ZH. In consideration of the transfer, Scienjoy paid RMB10,000,000 to the former shareholders of Kashgar Times.

On November 16, 2018, Sixiang Times and other minority shareholders respectively entered into certain equity transfer agreements with Sixiang Huizhi (Beijing) Technology Culture Co., Ltd. (“HZ”) and Tianjin Sihui Peiying Technology Co., Ltd. (“SY”), and transferred 100% of the equity interest in SG to HZ, and transferred 100% of the equity interest in HX and LH to HZ and SY. Both HZ and SY were ultimately controlled by TF.

On January 28, 2019, HZ and SY executed equity transfer agreement with Zhihui Qiyuan. Pursuant to the agreement, 100% of the equity interest in SG, HX and LH was transferred to Zhihui Qiyuan, which is ultimately controlled by TF. In consideration of the transfer, Scienjoy paid RMB 32,000,000 to HZ and SY.

On January 29, 2019, Scienjoy, through its wholly owned subsidiary WFOE, entered into a series of contractual arrangements (“VIE Agreements”) with Zhihui Qiyuan and its registered shareholders, and in substance obtained control over all equity shares, risks and rewards of SG, HX and LH through Zhihui Qiyuan. For a description of the VIE agreements pursuant to which Scienjoy and its subsidiaries were established as a primary beneficiary of Zhihui Qiyuan, see “Item 4. Information on the Company—C. Organizational Structure—Contracts that give the Company effective control of the Scienjoy VIEs.”

On January 10, 2020, SG consummated the acquisition of the 100% equity interest in Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”) from its original shareholder for a cash consideration of RMB200 (US$28). We believe the acquisition of LXZ helps to enrich our product line, expand our user base and capitalize on the growth potential in the live streaming market.

On May 7, 2020, the Business Combination was consummated. Following our Business Combination, we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation” and continued the listing of our Ordinary Shares on NASDAQ under the symbol “SJ”. Our Public Warrants are traded on over the counter market under the symbol “SJOYW”.

On July 23, 2020, we established Kashgar Sixiang Lehong Information Technology Co., Ltd. (“Kashgar Lehong”) through ZH. The setting up of such company is for the purpose of analyzing the possibility of tax planning in such region.

On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. Since the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

In December 2020, we have set up two new subsidiary companies, Holgus Sixiang HaoHan Internet Technology Co.,Ltd. and Sixiang ZhiHui (HaiNan) Technology Co,. Ltd., and in March 2021, QY has set up a new subsidiary named ZhiHui QiYuan (HaiNan) Investment Co,. Ltd. for general corporate purpose.

Transaction with White Lion Capital LLC

On February 23, 2021, we entered into the Purchase Agreement with White Lion Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, White Lion Capital is committed to purchase our Ordinary Shares with an aggregate offering price of up to $30,000,000 (“Commitment Amount”) from time to time over a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement.

Purchase of Shares under the Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us, provided that the closing price of our Ordinary Shares upon the delivery of a purchase notice is greater than or equal to $0.25, we have the right, but not the obligation, to present White Lion Capital with a purchase notice, directing White Lion Capital (as principal) to purchase up to a certain amount shares of our Ordinary Shares (“Purchase Notice”). The maximum number of Ordinary Shares to be sold under each Purchase Notice shall be determined by the lesser of (i) 300% of the average daily trading volume during the five (5) trading days immediately prior to the delivery of the Purchase Notice, or (ii) $1,000,000 divided by the highest closing price of our Ordinary Shares during the five (5) trading days immediately prior to the delivery of the Purchase Notice, which calculation amount may be increased to $2,000,000 once White Lion Capital has funded $5,000,000 to the Company at the mutual consent of the Company and White Lion Capital. Notwithstanding the foregoing, we and White Lion Capital may elect a negotiated fixed purchase at any time during the Commitment Period provided that the closing price of our Ordinary Shares upon delivery of such fixed purchase notice is greater than or equal to $0.25 (“Fixed Purchase Notice”).

For Purchase Notices, the purchase price per share to be paid by White Lion Capital will be 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, which is five (5) trading days prior to the applicable closing date with respect to a regular Purchase Notice (“Purchase Price”). The Fixed Purchase Notice will set forth a fixed number of shares and a fixed purchase price mutually agreed by the Company and White Lion Capital. The fixed purchased price shall be greater than or equal to $0.25 but could be higher or lower than the Purchase Price for a regular Purchase Notice. In the event that the fixed purchase price is substantially lower than the regular Purchase Price, which is 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, the equity value of the existing shareholders might be significantly diluted.

A Purchase Notice or Fixed Purchase Notice shall be deemed delivered to White Lion Capital on (i) the business day it is received by email by the White Lion Capital if such notice is received on or prior to 4:00 p.m. New York time or (ii) the next business day if it is received by email after 4:00 p.m. New York time on a business day or at any time on a day which is not a business day. For Purchase Notices, White Lion Capital shall deposit into an escrow account a dollar amount which is 110% of the Purchase Notice Escrow Pricing Amount, which is 87.5% of the highest closing price of the Ordinary Shares during the five (5) trading days prior to the delivery of a Purchase Notice, multiplied by the number of shares listed in such Purchase Notice. For Fixed Purchase Notices, the deposit amount shall be equal to the fixed purchase price multiplied by the fixed number of shares as agreed by the Company and White Lion Capital The escrow deposit shall be completed by the second business day following the delivery of a Purchase Notice. The number of Ordinary Shares referenced in each Purchase Notice shall be delivered to White Lion Capital no later than the business day after the escrow agent notifies us of White Lion Capital’s escrow deposit payment. With respect to a Purchase Notice, the closing date is the sixth (6th) trading day after the business day on which White Lion Capital receives the shares. With respect to a Fixed Purchase Notice, the closing date is the trading day after the business day on which White Lion Capital receives the shares. At the closing, the investment amount shall be released from the escrow account to us. In the event that the investment amount exceeds 150% of the Purchase Notice Escrow Pricing Amount, the investment amount shall be 150% of the Purchase Notice Escrow Pricing Amount for that applicable Purchase Notice. White Lion Capital shall return to the transfer agent, by 4:00 p.m. New York time on the closing, any balance of unsold shares, which means, the difference between the amount of shares set forth on the Purchase Notice and the amount of shares pursuant to the investment amount (unless waived by White Lion Capital in writing). Any fixed purchase transaction is not subject to the foregoing limit.

White Lion Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement; provided that the closing price of the Ordinary Shares upon delivery of a purchase notice is greater than or equal to $0.25, and subject to the Commitment Amount and other limitations, as described above.

Escrow Agreement

On February 23, 2021, the Company entered into an escrow agreement (the “Escrow Agreement”) with White Lion Capital, and Indeglia PC (the “Escrow Agent”) to establish an escrow account with the Escrow Agent in connection with the transaction contemplated by the Purchase Agreement. The deposit funds to be made by White Lion Capital shall not be released by the Escrow Agent unless the Escrow Agent receives a joint written instruction issued by White Lion Capital and the Company.

Registration Rights Agreement

In connection with the Purchase Agreement, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with White Lion Capital, pursuant to which, we agreed to, within seven (7) trading days after February 23, 2021, file with the Securities and Exchange Commission a registration statement, covering the resale of the maximum number of our Ordinary Shares underlying the Purchase Agreement, as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Ordinary Shares by White Lion Capital. If the amount of shares initially registered is insufficient, the Company shall amend the registration statement or file a new registration statement, so as to cover all Ordinary Shares acquired by White Lion Capital pursuant to the Purchase Agreement as soon as practicable and in no event later than ten (10) business days after the necessity arises, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Right of First Refusal

We have agreed to grant the White Lion Capital a right of first refusal for a period of 180 days after the filing of this Registration Statement, on all future financing by the Company; provided that, such rights of first refusal shall not apply to transactions involving (i) investors whose principal operations are located in China and (ii) issuance of the Ordinary Shares.

Termination Rights

We may terminate this Agreement at any time by written notice to White Lion Capital in the event of a material breach of this Agreement by White Lion Capital. In addition, the Purchase Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period; (ii) the date that the Company sells and White Lion Capital purchases the total Commitment Amount, or (iii) the date that, pursuant to or within the meaning of any Bankruptcy Law, we commence a voluntary case or any person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property or we make a general assignment for the benefit of our creditors. The Company also has the right to early terminate the Purchase Agreement if the closing price of the Ordinary Shares is below $6 in five (5) consecutive trading days within the Commitment Period.

No Short-Selling by White Lion Capital

White Lion Capital has agreed that neither it nor any affiliate of White Lion Capital acting on its behalf or pursuant to any understanding with it, shall engage in any direct or indirect short-selling of our Ordinary Shares, in accordance with Regulation SHO under the Exchange Act, during any time prior to the end of the Commitment Period.

B.	Business Overview

Mission

We are committed to establishing a mobile entertainment social community where users can enjoy interactive mobile live streaming and asynchronous social connection.

Overview

We are a leading provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We have 192,389 active show broadcasters for the year ended December 31, 2020. We had approximately 250.0 million registered users by the end of December 31, 2020, increased from 200.4 million registered users for the year ended December 31, 2019. For the year ended December 31, 2020, the number of paying users was approximately 904,568, increased 30% from 697,475 paying users in fiscal 2019. Before the BeeLive Acquisition, we operated primarily on three platforms (Showself Live Streaming, Lehai Live Streaming and Haixiu Live Streaming). Through the BeeLive Acquisition, we added two additional platforms (BeeLive Chinese (MiFeng) and BeeLive International) to our businesses. All our platforms are using our own mobile applications, and have created a vibrant, interactive, and close community. According to the third party YIGUAN ANALYSYS data report in 2019 (which is publicly available without payment and is not commissioned by us in connection with this report), for six consecutive calendar quarters from the first quarter of 2018 through the second quarter of 2019, Showself Live Streaming, our flagship platform, continuously ranked No. 1 among major platforms in the vertical show live streaming sector in terms of QAU, and for the year 2018, it ranked No. 5 in among major platforms in all entertainment related streaming platforms including the pan entertainment sector and the show sector, also in terms of QAU.

With China’s rapid technological progress and booming economic development, the past 10 years witnessed a dramatic growth of mobile Internet users in China. According to the Frost & Sullivan Report (2018), the mobile internet market increased from RMB 99.2 billion in 2013 to RMB 1,535.2 billion in 2017 and is expected to continue to grow at a rapid rate, reaching RMB 5,807.4 billion in 2022. Our platforms bring together a pool of talented broadcasters and devoted viewers by customizing the live streaming videos according to use profiles and developing interactive features that promote a more interactive and engaging experience.

We operate a mobile live streaming business by which it provides live streaming entertainment from professional “broadcasters” to the end-users, allowing for operation of live social video communities. Using our mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to the real-time interaction, users can also view photos posted by broadcasters in their personal pages, leave comments, and engage in private chats with broadcasters when such broadcasters are not streaming. In addition, users can also play simple, fun games using virtual currencies within the video rooms while watching live streaming of a broadcaster.

While users have free access to all real time video rooms, revenue is primarily generated through sales of our virtual currency. Users can purchase virtual currency on our platforms and can use such virtual currency to buy virtual items for broadcasters to show their support. We share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Under the leadership of our experienced management team, we continue to invest in technology advancement and industry collaboration to expand its user base and improve its content. We are dedicated to achieving sustainable development and transforming the industry through its bold and creative live streaming philosophy.

We have achieved significant growth since our inception. The number of registered users of the Company’s platforms at year end has increased from 170.7 million in 2018 to 250.0 million in 2020. The platforms’ annual ARPPU was RMB 1,306 and RMB1,345 for the years ended December 31, 2019 and 2020, respectively. The platforms’ paying ratio has increased from an average of 2.1% in 2019 and to 2.7% in 2020.

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Multi-Platform Live Streaming

Starting in 2014 with the launch of the Showself Live Streaming platform, our user base has grown into one of the largest in China, and now we are one of the leading show live streaming providers in China. We believe our show live streaming products satisfy users’ psychological needs and decrease users’ stress, loneliness, depression, frustration etc. in the real life.

Our user traffic and revenue spread across multiple products supported by multiple mobile applications. We believe this multi-product approach increases our competitiveness by allowing us to target different sections of the population simultaneously more effectively, achieve better traffic matching between users and broadcasters, extend the retention of broadcasters and users on our platforms, and benefit from user traffic acquisition while mitigating risks of focusing on a single platform. We believe that our already established position across multiple platforms provides us with the ability to compete effectively for users and a base from which we can expand, either into additional show live streaming platforms or into other sections of the live streaming market.

As a pioneer in the live streaming market, we developed our own set of end-to-end (broadcaster-to-user) mobile video solutions. Many of the systems and technologies we have developed, including, among others, our mobile-compatible animation engine technology, event-driven asynchronous business processing mechanism, linearly expanding deployment of its servers, modular service development and assembly, high-throughput parallel messaging service clusters and spam filtering based on machine learning, provide us with competitive advantages. We believe our existing systems and technologies, supported by its continuing efforts in technology innovation, including with regard to augmented reality/virtual reality (“AR/VR”), artificial intelligence (“AI”), big data technology, machine learning and physics engine technology, provide us with the necessary technical skills to compete and expand in this rapidly changing industry.

Innovative Product Features and Operating Philosophy

Our product offerings include numerous innovative features designed to improve user experience, increase user-stickiness, and enhance its monetization ability. These include, among others:

●	gamified product and operating philosophy that enable users to enjoy the exciting alternative life in the mobile live streaming virtual world. In this virtual world, users can enjoy the real interactive activities with broadcasters and also build their virtual life.

●	a range of online games for users to play while watching streaming. These include simple, fun games like pet run, crazy racing and gold egg smashing. Users pay virtual currency to play games for a chance to hit a virtual currency jackpot or win virtual goods that they can then send to broadcasters who can then monetize the goods. These games enhance user engagement during live streaming and encourage and facilitate the use of virtual currency and virtual goods.

●	both real-time streaming and asynchronous social functions. Users of our platforms can communicate with broadcasters and other users not only when broadcasters are streaming, but also afterwards through sending private texts and photos, and commenting on photos posted on the personal pages of specific broadcasters. This allows users to interact with broadcasters and their communities any time they wish.

Strong Data Analytics Capabilities

The ability to understand market traffic and pair users with suitable broadcasters and activities is key to driving user stickiness and monetization in the mobile live streaming industry. We are able to use analytics-driven operational capabilities to understand individual user behavior and larger industry trends. This allows us to better guide individual users to appropriate broadcasters, adjust the platform interface to guide user traffic throughout the broadcasters while maintaining user experience, and analyze traffic on other sites such as network alliances to select the best methods and targets for traffic acquisition. Our data insights and strong technological capabilities enable us to innovate and optimize products on an ongoing basis and allow us to precisely operate Our platforms based on large quantities of statistics collected and analyzed.

Experienced Management Team and Professional Staff with Strong Operational Capabilities

Our senior management team has extensive experience working with the mobile Internet, in related computer-technology industries, big data analysis, and cutting-edge technologies. Members of our senior management team have experience of over 20 years in various segments of the technology, business operation, and Internet industries. Under the leadership of its senior management members, we have successfully identified trends in mobile streaming and timely seized opportunities for growth and innovation.

Our management team has extensive experience and skill in research and development, quality control, and Internet infrastructure and operations. We believe that as mobile streaming matures, strong operational and execution capabilities will become increasingly important to remaining competitive and our strong team with years of relevant experience will provide us with a competitive advantage.

Our Strategies

Our business objective is to further strengthen our position in the mobile show live streaming industry and to leverage our existing position to expand its business into other related industries in China and oversea markets. Looking forward, we will seek to make use of “live+”, explore entertainment online-merge-offline (OMO) models, integrate resources across the industry value chain, and build an ecosystem of mobile live streaming, all to meet the diverse needs of users. We intend to implement the following strategies:

Provide More Engaging and Professional Content

We will keep introducing more engaging content to retain users and further boost users’ willingness to purchase virtual goods. Although most broadcasters working in the live streaming industry provide various entertainments for users, the content provided is generally not as professional as traditional performers. Therefore, there is still an opportunity for us to cooperate with more traditional artists and to train our broadcasters to produce a more professional product.

Further Expand Our Mobile Live Streaming Business in China and Overseas

We intend to update our mobile applications to allow for easier content creation and sharing by our users. We believe that the convenience offered will continue to improve user stickiness and develop into a destination for social interactions. Meanwhile, our multiple platforms can serve a broad range of potential end markets. We plan to integrate our registered user accounts across multiple mobile applications into a unified account system. We believe this will lead to a virtuous cycle: the resulting higher user engagement level would provide us with more opportunities to cross-promote its products and gather incremental user data for further product optimization and development.

We have plans to expand our business globally. We have obtained considerable experience in mobile live streaming industry and plans to promote its mobile live streaming platform in Southeast Asia, Middle East and South America. On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. Since the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

Diversify the Live Streaming Business

After years of development in the field of live video broadcasting, we have rich experience in technology, research and development, product promotion, and other aspects of live streaming platforms operations. Since its formation, we have focused on operating show live streaming platforms. Going forward, in addition to continuing to establish its position in this segment, we plan to leverage its relevant expertise to expand its business into undeveloped areas based on its current user base, broadcasters, and partners.

First, we would like to develop our advertising business model by providing the market with comprehensive advertising proposals, combining traditional banners and video commercials with operative events and virtual items. We plan to acquire new media advertising companies or teams to promote our advertising business which focuses on brands suitable for our user profiles.

Secondly, we would like to provide value-added services for our broadcasters and users. Since the inception of our business, we have partnered with approximately 300,000 broadcasters. Many of these broadcasters desire to improve their physical looks. We find it a good business opportunity to provide a fee-based platform which will refer broadcasters to appropriate appearance enhancement hospitals. In addition, since we have a large number of users who live in lower tier cities and have demands in various professional area, such as investment, high-end tourism, children’s international education and healthcare. We can build a sustainable referral business for our users as well.

Thirdly, we would like to build up our ecommerce business, which will be combined with our existing live streaming business. In this new business model, our broadcasters may introduce to their viewers the products sold on our platforms. We possess comprehensive live streaming technologies, including artificial intelligence and big data, and believe we have technical capacity and expertise to combine ecommerce business with our live streaming business. To achieve this we have plans to strategically partner with suitable ecommerce platforms and jointly build up our ecommerce business based on our current technologies, broadcasters’ network and users base.

Explore Technology Services Business

Our income has historically come from sales of virtual currency to users. Almost 100% of our total revenue has derived from the sale of virtual items and virtual currency with respect to its live streaming business. Going forward, we plan to leverage our expertise and user base to expand its revenue sources. In particular, we have plans to enter into cooperative arrangements with smaller live-streaming team, through which we will provide such platforms with technology, operation and maintenance and promotional support services in return of revenue sharing.

Continue to Invest in and Develop Technologies Such as Virtual Reality (VR)/Augmented Reality (AR) and Artificial Intelligence (AI)

We intend to continue to invest in our data analytics capabilities and cutting-edge technologies. We also plan to further develop our technology stacks, including, but not limited to, machine learning, physics engine, AR/VR, and AI technologies to better understand and anticipate user behavioral trends, which in turn can be applied to the development of our applications.

Tap into the Next Phase of Explosive Industry Potential through M&A

Mergers& Acquisitions will be one of crucial strategies to expand our business swiftly, which support rapid execution of each element of our business growth. The targeted sectors include related high-tech companies, data analysis companies, live streaming companies (especially oversea targets), new media advertising companies, and beauty industry related companies. We have recently consummated the BeeLive Acquisition.

Our Platforms

We operate our live streaming communities through multiple platforms, each with our own mobile applications. After the recent successful acquisition of Beelive, we currently operate primarily five platforms: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming Chinese (MiFeng) and BeeLive International. These platforms together make us the leading provider of mobile show live streaming.

Showself Live Streaming

Showself Live Streaming is our first live streaming platform and remains the most popular of our platforms in terms of registered users and revenue. The platform was first launched in April 2014. Showself Live Streaming is widely accessible to most mobile internet users in China because our live streaming-enabled features only require minimal bandwidth. The following is the typical screenshot for the mobile application of Showself Live Streaming.

Lehai Live Streaming

Lehai Live Streaming was launched in July 2015 and adheres to the concept of “having fun together.” The following is the typical screenshot for the mobile application of Lehai Live Streaming (the iOS version may vary).

Haixiu Live Streaming

Haixiu Live Streaming was launched in April 2016 and is our third platform. The following is the typical screenshot for the mobile application of Haixiu Live Streaming (the iOS version may vary).

BeeLive Chinese (MiFeng)

BeeLive Chinese (MiFeng) was launched in mainland China in November 2016. The following is the typical screenshot for the mobile application of BeeLive Chinese (MiFeng) (iOS version may vary).

BeeLive International

BeeLive International was launched in second half of 2019. It provides Arabic language service covering the Middle East and Thai language service covering Southeast Asia, respectively. The following are two typical screenshots for the mobile application of BeeLive International in Arabic and Thai, respectively (iOS version may vary).

Key Differences among the Platforms

All five platforms are categorized as “show live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (singing, dancing, talk shows, etc.). Broadcasters on all five platforms have been trained by broadcaster agents to provide content more professional than that of average amateur broadcasters. Due to different broadcasters, user and geographical bases, the five platforms differ in their operation strategies, including the followings:

●	Showself is our largest platform. Because of the large number of broadcasters and users base, Showself has capacity to organize different talent shows and events, such as singing, poem writing and traditional Chinese opera.

●	As compared to Showself, Lehai and Haixiu have less users who are likely to spend money on live streaming shows. As such, in addition to live streaming shows, Lehai and Haixiu offers more free games or games that do not require much spending.

●	BeeLive Chinese (MiFeng), compare to other Chinese platforms, focus more on the need of social communications of our users, therefore people tend to use them more often as a tool of communication with friends and peers.

●	On BeeLive International, more users choose to become broadcasters where they can perform talent show themselves in front of other users and in turn receive revenue sharing fee from them.

Lehai works more closely with some talent agencies than the others. Showself and Haixiu maintain good relationship with all talent agencies. Showself’s and Haixiu’s strategy has been proved to be more effective and Lehai plans to adopt the same strategy.

Layout and functions of the mobile application of our Platforms

The layout and functions of the mobile applications of our platforms are substantially the same. The above screenshots and descriptions illustrate the layout and some of the basic functions of the Showself Live Streaming application:

●	Square. This page serves as a menu for currently streaming broadcasters. Users can search this page for broadcasters they want to watch. For users who do not already know any broadcasters or have no existing preference as to which broadcasters they want to watch, several groupings of broadcasters who are conducting ongoing live streaming are presented in the square under different headings to help viewers find a broadcaster they will enjoy. These groupings are organized under different labels, such as recommended broadcasters (based on comprehensive analysis and mining of user-specific data such as user’s location, login time, retention, daily activity, and consumer behavior), broadcasters located in the same city as the users, broadcasters currently followed by the user, broadcasters recently viewed by the user, and broadcaster “PK” (broadcasters currently competing against each other in terms of value of gifts received within ten minutes), and other labels.

Broadcasters’ names, number of current online viewers, and grade based on the value of gifts received by such broadcaster along with a snapshot of the current stream are provided on the pages for viewers’ use in selecting a broadcaster. These pages are updated with a new batch of broadcasters with every refresh by users, presenting them with a wider range of broadcasters to choose from. For new users, this interface provides them with an easy way to start exploring the platform. For existing users, broadcasters with closest relationship in terms of chat frequency and value of gifts sent are always presented in the first page of the square if the broadcaster is online and this makes it easier for users to closely watch live streaming of broadcasters they have followed. In all cases, clicking on a broadcaster’s picture will take users to a real time video room from which they can view and interact with the broadcaster.

●	Ranking Lists. This page presents lists of top broadcasters by various criteria, including highest value of gifts received by the broadcasters (on a daily, weekly, monthly and all-time basis) and greatest number of virtual flowers or the specially designated weekly “star gifts.” Received by broadcasters. These ranking lists provide further information to viewers about broadcasters’ popularity to help them identify top broadcasters and can also motivate users to support their favorite broadcasters on the list. This also promotes positive competition between broadcasters. The page also contains lists of viewers (by account name) that have spent the highest amount of virtual currency in the last day, week, month and all-time.

●	Guardian Teams. Guardian teams are small groups of users organized by users with sufficient high user grades and which other users can join. This function allows small groups of like-minded users to interact online, form friendships, and support their favorite broadcasters as a group. This encourages user engagement and active participation. This also helps to improve user experience and enhance users’ paying willingness. The guardian team page shows rankings of guardian teams by various criteria, including highest value of virtual currencies spent by guardian teams (on a daily and all-time basis) and the value of gifts received by the broadcasters from top guardian teams (on a weekly and bi-weekly basis).

●	Discovery. This page allows users to follow photos posted by broadcasters and activities organized by the platform. It is also the page through which users can purchase virtual items using “Xiu Bi,” the virtual currency used on the platform.

●	Me. Users can check and manage their personal accounts through this page. Personal account information displayed mainly includes the broadcasters by such users, current virtual currency balance, virtual items purchased, guardian teams to which the users belong and intimate broadcasters list.

Content on Our Platforms

We have a number of live broadcasting platforms. They provide entertainment content for users and have actively explored new entertainment, new agency, and other fields in the upstream and downstream industry, combining entertainment, agents, and mobile Internet to create online entertainment online-merge-offline (“OMO”). For the agents, the platforms provide support for product activities, brand building, management empowerment, data support, and technical tools, and help it clarify its development path and strategy from the perspective of industry analysis. For the broadcasters, the platforms have provided training through agents for items such as stage decoration, lighting, music, attire, makeup, costumes, talent skills (such as singing, dancing, talk show and musical instruments), communication skills, and service awareness. The platforms, agents, and broadcasters rely on each other and bridge the path for each other to build a healthy and stable entertainment ecology.

For us, the establishment of a content security system is not only a means of defense but also a strong strategic offense. Through AI technology, image recognition, big data analysis, combination of artificial audit, the platforms have a vertical monitoring system to monitor all live streaming content 24/7 to ensure that the content is legal and in compliance, and is providing the best service to every user at the same time, creating a refreshing and delightful user experience to increase its revenue.

Quality and engaging content is the core of our development. One way for us to offer engaging content is to organize a variety of original shows on our platforms, such as “Singer Alliance,” “Run Ms. Cang Run” and “King of Brain PK.” Secondly, our platforms make efforts to support talented broadcasters by organizing special shows for these broadcasters such as “Crown of Weekly Star” and “The Showself Voice.” Thirdly, our platforms continue to expand their shows to new areas such as traditional opera and intangible cultural heritages. These shows include the live streaming series of “Revisiting the Intangible Cultural Heritage,” “Beauty of Quintessential Chinese Culture,” and “I Write a Love Poem for My Hometown.”

Our Users

We have an active and well-structured user base. In 2014, we transformed ourselves from a social network platform to a show live streaming platform. Since then, we have experienced increased broadcasting competition and refined our operations. We have also accumulated a diversified user group through constant innovation and promotion. Throughout December 31, 2019 up to December 31, 2020, the number of registered users on our platforms have reached 250.0 million.

We do not limit ourselves to acquiring users solely through self-growth fission or third-party marketing. Instead, we adopt the model of win-win game to achieve stable and mutually beneficial expansion of our user base. In 2020, the number of paying users for our platforms was 904,568 and their average revenue per paid user (ARPPU) for fiscal 2020 was RMB1,345.

To mitigate any concentration risks from a single user group structure, we have been working on to develop a diversified base of user groups, which include young active users with short interest span as well as users in their thirties with high spending power. In addition, a considerable number of our users are located in economically developed areas with more leisure life styles. These users have relatively high disposable income and more leisure time. They tend to appreciate online entertainment more and are willing to spend money on online entertainment.

Our Broadcasters

The supply of talented and popular broadcasters is essential to us, particularly given our focus on developing professionally generated content. Broadcasters serve as the primary interface with users and, therefore, the success of our platforms depend largely on the talent and popularity of the broadcasters. Our active broadcasters significantly increase from 34,651 for the year ended December 31, 2019 to 192,389 for the year ended December 31, 2020.

Engagement of Broadcasters

We primarily cooperate with online and offline broadcaster agents, or the talent agents, to recruit and manage broadcasters on an ongoing basis. Each of the platforms also has an online application process for registered users to become broadcasters and we will select certain applicants and refer them to the appropriate talent agents. As such, we enter into all contracts with the talent agents, as opposed to with each broadcaster on an individual basis.

Before broadcasting on the platform, all broadcasters must agree to the terms and conditions of our platforms, which includes the rules of the platforms that the broadcasters must abide by while live streaming and also the legal consequences for violation of the rules. If any such violations occur, we will hold the broadcasters directly liable.

For selected broadcasters we identify as popular or having great potential or offering high-quality content, in addition to the above two agreements, we will separately enter into an exclusivity agreement with each such broadcasters, which requires that the broadcasters can only live stream on our platforms exclusively for a certain period of time. In return, we provide more resources and support to such broadcasters by recommending their contents to potential interested users, increasing user traffic, and improving their popularity. We will be entitled to sizeable liquidated damages if the broadcasters breach the exclusivity agreement.

Cooperation with the Talent Agencies

Talent agencies recruit broadcasters and provide live streaming content to us. We share revenue with the talent agencies, who pay salaries to or share fees with their broadcasters. Talent agencies are also responsible for educating and training the broadcasters on live streaming skills and techniques, such as dress codes, room settings and communication skills. As a result, talent agencies help broadcasters to better present their live streaming content. The use of talent agencies also frees us from direct dealings with the broadcasters.

Monitoring and Management of Broadcasters

We set out rules with which broadcasters must comply with while using our platforms, including compliance with laws and regulations of the PRC, no performances involving guns, knives or threats to lives, no infringement of legal rights of others and no pornography.

We have the right to monitor and manage the performances of any broadcasters on our platforms. Appropriate measures are taken with respect to any broadcasters that fail to comply with the above mentioned rules. Such measures range from warnings and fines to temporary or permanent suspension from our platforms, and can be taken unilaterally by us as we deem fit. Since broadcasters are represented by agents, notice of any illegal behavior or violations of platform rules will also be made to the relevant agent. The relevant agent is required to correct any such violation upon receipt of the notification. If the violation is not corrected during the applicable grace period, we have the right to terminate our cooperation with the relevant agent.

Marketing

Our marketing and promotional strategy includes, among others, the use of third-party marketing channels to both promote our platforms and acquire users. These marketing channels primarily include advertising agencies which provide us with market visibility and numerous opportunities to attract new users. We typically enter into one-year framework agreements with such advertising agencies which require us to purchase a minimum aggregate amount of advertising during the terms of the agreements. The advertisements are either display-based or performance-based, and are priced primarily based on cost-per-download, cost-per-time, cost-per-activation or cost-per-click. We are generally able to monitor the performance and effectiveness of the advertisements directly or through the advertising agencies.

We use mobile application platforms, such as the Apple App Store and Android App Download Centers, to dispense and showcases our mobile platforms to a wide audience as well as to advertise the positive customer feedback which our platforms have received. Users can download the apps from these application platforms for free. Users are also able to review and rate our applications through these platforms.

Quality Control and Content Monitoring

We have programmers with extensive application testing experience who systematically test our platforms to ensure that they conform to our standards. We are also required under PRC laws and regulations, such as the Administrative Provisions on Mobile Internet Applications Information Services, to monitor content on our platforms.

We have developed a comprehensive technology to screen content on our applications against a filter list, item by item. The filter list compiles content and behaviors that we have determined, taking into account relevant PRC laws and regulations, to be likely to be indicative of inappropriate, politically-sensitive, provocative or inflammatory language, sexually-suggestive language and body movements, full or partial nudity or illegal content or activities, abusive language or actions towards other users, spam, scams, or acts and threats of violence. Content identified as falling into the filter list would be blocked or removed from our platforms. In addition, we regularly review any complaints alleging the inappropriate nature of content on our platforms and remove such content promptly.

Broadcasters are also responsible for monitoring the content in their rooms and ensuring that their rooms comply with applicable laws and regulations and terms of our service. Broadcasters can block users who transmit inappropriate information from posting comments in their rooms or exclude users from their rooms. Broadcasters also have the ability to promote certain users to act as moderators to help manage rooms in this way. We also monitor and take measures to deal with any infringements of our content policies by broadcasters.

Payment

Users are able to purchase virtual items we sell on our platforms by using virtual currency. Generally, users purchase virtual currency from third-party distributors with which we have entered agreements. Users are also able to purchase virtual currency directly from our platforms using various payment channels such as Alipay and WeChat Pay. Once users have purchased such virtual currency, they are able to purchase virtual items. Once purchased, such virtual currency or virtual items cannot be returned in exchange for cash and we do not provide users with a right of refund of any kind.

Our Technology

We possess technological infrastructure and capacity that supports increasing operational efficiency, enabling innovations, and outperforming our competitors.

●	AI And Big Data Analysis: by using data and AI technology, we analyze user behavioral data. Through the results of such data analysis, we can better understand users’ needs and know how to better match content with users. These operations help us improve our user experience as well as paying ratio and ARPPU.

●	Live Streaming Technology: We have a complete peer to peer (the host starts to stream video for the user to play) live mobile video solution with independent intellectual property rights, and it is being constantly optimized. On the user end, we have made special optimization for video streaming playback processing in combination with CDN service providers, which supports fast video download and opening, reasonable buffering to reduce the Caton rate, so as to ensure a smooth experience for users.

●	Video Monitoring Technology: this specially developed monitoring program can carry out real-time video monitoring for all video streams in combination with AI technology, and create a three-dimensional content monitoring system in combination with 24-hour continuous manual audit to discover potential violations and block applicable content.

●	Server and Infrastructure: by using the situation awareness security service provided by Alibaba cloud and combined with the self-built monitoring platform, we can alert the system of abnormal phenomena and prevent virus and hacker intrusion.

Intellectual Property

We regard our software copyrights, domain names, trademarks and other intellectual property as critical to our success. As of April 26, 2021, we have registered 186 copyrights in China, 17 domain names, 8 patents for live streaming technology, and 88 trademarks including the Showself, Haixiu, and Lehai logos, with additional 3 trademarks in the process of application.

We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. In general, our employees must enter into a standard intellectual property and confidential agreement which acknowledges that (1) all inventions, trade secrets, developments and other processes generated by employees on our behalf are our property, and such employees are assigning to us any ownership rights they may claim in those work; and (2) such employees undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us.

Competition

We focus on show live stream model and in this area we face significant competition from providers of similar online streaming services. Our competitors in the mobile live streaming market in China include other providers of show live streaming products, such as KuGou, MEME, and Shiliu, as well as other pan-entertainment streaming platforms such as Inke, Huajiao, and gaming streaming DOYU and HUYA. We compete to promote our products and gain users, to attract and hire management personnel with operational experience, and to secure diversified marketing channels.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 4. Information on the Company—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 4. Information on the Company—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

REGULATIONS IN PRC

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

As the live streaming industry is still at an early stage of development in China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties with respect to the interpretation and implementation of current and future PRC laws and regulations, including those applicable to live streaming industries and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in China and that affect the dividends payment to our shareholders.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016 (as amended on June 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are generally prohibited from holding ultimately more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provisions of Internet content. In addition, foreign investors are required to have sufficient experience operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business operation license.

On July 13, 2006, the Ministry of Information Industry (which is the predecessor of MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a)foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (b) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and I all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019 version) (the “Negative List”) promulgated jointly by the MOFCOM and the National Development and Reform Commission (the “NDRC”) on June 23, 2020, the Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the Negative List, are allowed to make investments in the industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties. The internet content service, internet audio-visual program services and online culture activities are subject to foreign investment restrictions/prohibitions set forth in the Negative List.

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services (the “ICP Measures”) issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refers to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. The Measures for the Administration of Telecommunications Business Licensing issued by Ministry of Information Industry on June 21, 2017 and effective on September 1, 2017 further provides the requirements and formalities regarding application for value-added telecommunications business operation licenses, which is also regarded as the guideline for application for ICP License in local competent authorities. In addition, according to relevant PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

Additionally, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems.

According to the Online Live Streaming Regulations published by on November 06, 2016 and effective on December 01, 2016, online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment by the CAC and the internet information offices at the level of provinces, autonomous regions, or municipalities directly under the Central Government in accordance with the Regulations for the Administration of Internet News Information Services which may include an order to cease such services. Other violations of the Online Live Streaming Regulations are subject to punishment by the national and local internet information offices in accordance with PRC laws; if such violations constitute crime, criminal liability shall be investigated in accordance with relevant PRC law.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications (the “APPs”) and the Internet application store (the “APP Store”) are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the Cyberspace Administration of China (“CAC”) on June 28, 2016 and became effective on August 1, 2016.

Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The APP Store service providers shall file with the local cyberspace administration authorities within thirty (30) days after its APP Store services have launched, and such APP Store service providers are responsible for overseeing APP providers operated on their stores.

Regulations Relating to Online Transmission of Audio-Visual Programs and Online Living Streaming Business

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-public-owned Capital into the Cultural Industry, according to which private capital shall not use information network to engage in audio-visual programs service. On July 6, 2005, five PRC governmental authorities, including the Ministry of Culture (“MOC”), the State Administration of Radio, Film and Television (“SARFT”), the General Administration of Press and Publication (“GAPP”), the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce (“MOFCOM”), jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. On December 20, 2007, the SARFT and the MIIT jointly promulgated the Provisions on the Administration of Internet Audio-Visual Program Service, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015, according to which, the entities engaged in business of online audio-visual programs shall obtain the “License for Online Transmission of Audio/Visual Program”. Under these provisions, foreign-invested companies are actually prohibited from engaging in the business of distributing audio-visual programs and service through Internet.

Providers of audio-visual program services through the Internet (including through mobile networks), in general, must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT; and such providers are required to obtain the License for Online Transmission of Audio/Video Program issued by National Radio and Television Administration (“NRTA”), or complete certain registration procedures with NRTA.

On April 28, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio/Video Program. The notice also stipulates that the qualified entities for application of such license shall include the companies absolutely controlled by multiple state-owned shareholders and enterprises relatively controlled by state-owned capital (there shall be no affiliation between non-state-owned shareholders), and exclude foreign-invested enterprises. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted through the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on April 7, 2017, which classified Internet audio/visual program services into four categories. In addition, the “Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs” promulgated by the State Administration of Press, Publication, Radio, Film and Television (or the SAPPRFT, which is the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted under the Provisional Categories, the audio/visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Microfilms, pursuant to which providers of Internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and microfilms and broadcast such programs on their own websites shall lawfully obtain the Radio and Television Program Production and Operating Permit issued by local branches of the NRTA and corresponding License for Online Transmission of Audio/Video Program at the same time. Providers of Internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and microfilms which have been reviewed and approved to the provincial branches of the NRTA in their domiciles for filing.

On April 25, 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services (effective as of June 1, 2016), which apply to the provision of radio, television programs and other audio-visual programs to a targeted audience on television and all types of handheld electronic equipment. This provision covers the Internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television, private network mobile television and Internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio/Video Program issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above referenced businesses.

On July 1, 2016, the MOC promulgated the Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities conducting businesses related to network performance and performers. Entities operating network performances shall be responsible for the services and content posted on their website by performers. They must refine their content management mechanism and shut down the channel and stop the dissemination of any network performance as soon as they realize that such network performance is in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements.

In addition, the SAPPRFT issued the Notice Concerning Strengthening the Administration the Streaming Service of Online Audio-Visual Programs in September 2016, pursuant to which an Internet live-streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the live-streaming program and keep the records for at least sixty (60) days to fulfill the inspections requirements from the competent administrative authorities. The CAC promulgated the Regulations for the Administration of Online Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, effect as of December 1, 2016, according to which, an Internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of Internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with Internet live-streaming services user to specify both parties’ rights and obligations.

On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Communication Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (iii) not transmit re-edited programs, which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of the NRTA shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

Regulations Relating to Online Cultural Activities

The Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture firstly in 2011, as most recently amended on December 15, 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture in 2011, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include: (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Internet Culture Operation Licenses from the applicable provincial level counterpart of the Ministry of Culture and Tourism (“MCT”, which is the predecessor of MOC) if they intend to commercially engage in any of the following types of activities:

●	production, duplication, import, release or broadcasting of online cultural products;

●	publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or

●	exhibitions or contests related to online cultural products.

On August 12, 2013, the MOC issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, effective as of December 1, 2013, which requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MCT.

Regulations Relating to Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the Ministry of Information Industry and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. It basically bans the conversion of virtual currency into real currency or property and prohibits transfer of virtual currency among game players.

On February 15, 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MCT through its provincial branches within three (3) months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines. Based on the Virtual Currency Notice, the MOC further promogulated a filing guideline for the “online game virtual currency distribution enterprises” and “online game virtual currency trading enterprises” on July 20, 2009 to regulate the entities involving such virtual currency businesses.

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game virtual currency. To comply with the principle of above-mentioned regulations, in relation to online streaming business, our virtual currency currently can only be used by viewers to exchange for virtual items/gifts to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items/gifts or the relevant privileged services, the conversion transaction is completed and we will immediately cancel the virtual properties in our internal system. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Restrictions on virtual currency may adversely affect our revenues.”

Regulations Relating to Commercial Performances

The Administrative Regulations on Commercial Performances was firstly promulgated by the State Council in 2005 and as most recently amended on February 6, 2016. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval; while a performance brokerage agency shall have three or more full-time performance brokers and funds suitable for the relevant business, and file an application with the culture administrative department at the provincial level. The culture administrative department shall make a decision within twenty (20) days from the receipt of the application whether to approve the application, and upon approval, will issue a commercial performance license. Currently, there is no related regulations or governmental interpretation to specify if above regulations apply to live streaming business.

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the Radio and Television Program Production and Operating Permit must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Regulations Relating to Intellectual Property Rights

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992 and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The PRC Copyright Law, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

The State Council and the National Copyright Administration have promulgated various rules and regulations relating to the protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center of China and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protection. For the number of software programs for which we had registered software copyrights as of the date of this statement.

The amended Copyright law covers Internet activities, products disseminated over the Internet and software products, among the subjects entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the Copyright Protection Center of China. To further clarify some key Internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an Internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such Internet information service provider to assume joint liability for such infringement.

To address the problem of copyright infringement related to content posted or transmitted on the Internet, the National Copyright Administration and Ministry of Information Industry jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other content through the Internet based on the instructions of Internet users who publish content on the Internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain Internet content infringes upon its copyright and sends a notice to the relevant Internet information service operator, the relevant Internet information service operator is required to (i) immediately take measures to remove the relevant content and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an Internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the Internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the Internet information service operator may immediately reinstate the removed content and shall not bear administrative legal liability for such reinstatement.

An Internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the Internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an Internet information service operator is clearly aware of the existence of copyright infringement, or the Internet information service operator has taken measures to remove relevant content upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant administrative legal liabilities.

We have adopted measures to mitigate copyright infringement risks, but we could still face copyright infringement claims with respect to copyrighted content being streamed live or songs performed live on our platforms.

Patent

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within eighteen (18) full months after the filing date. According to the Guidelines of Patent Examination, the examination of a patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of National Intellectual Property Administration, or the Trademark Office handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record.

Domain name

On May 29, 2012, China Internet Network Information Center (“CNNIC”) issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On September 1, 2014 the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. On August 24, 2017, the MIIT promulgated the Measures for Administration of Internet Domain Names, which regulates the registration of domain names.

Regulations Relating to Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the PRC Tort Law, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an Internet user or an Internet service provider that infringes upon the civil rights or interests of others through using the Internet assumes tort liability. If an Internet user infringes upon the civil rights or interests of another through using the Internet, the person being infringed upon has the right to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services (effective as of January 8, 2011 and amended on January 8, 2011) specify that Internet information services regarding news, publications, education, medical and health care, pharmaceutical and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, that result in the publication of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all Internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least sixty (60) days and submit the above information as required by laws and regulations.

The Standing Committee of National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject any persons to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; leak state secrets; (iv) spread false commercial information; or (v) infringe on intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections (amended by the State Council of PRc. in 2011), which prohibit using the Internet in ways which, among others, result in a leak of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its website.

On December 28, 2012, the Standing Committee of the National People’s Congress reiterated relevant rules on the protection of Internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of Internet information service providers. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the Internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant records and reporting to relevant authorities. To comply with the above laws and regulations, we have developed the following mechanisms to monitor the content on our platforms as AI-backed automatic detection process, manual review, self-regulation system by streamers and room managers and report by users.

Regulations Relating to Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit Internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunication’s regulatory authority. In addition, pursuant to the 2012 Decision and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Regulations Relating to Internet Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television (or the SAPPRFT, which is the predecessor of NRTA), and the MIIT issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect on March 10, 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained in order to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

On August 29, 2008, the SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and the use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used as repayment of Renminbi loans if the proceeds of such loans have not been used.

In 2014, the SAFE decided to reform the foreign exchange administration system to satisfy and facilitate the business and capital operations of foreign-invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

Dividend distribution

The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000, 2016 and 2019 (which will be superseded by the Foreign Investment Law published on March 15, 2019 and effective as of January 1, 2020), and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 1990 and amended in 2001 and 2014 (which will be superseded by related rules after January 1, 2020), are the key regulations governing distribution of dividends of foreign-invested enterprises.

According to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Pursuant to the SAFE’s Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendices, PRC residents, including PRC institutions and individuals, must register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increases or decreases of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents.

Stock Option Rules

Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE on February 15, 2012, or the SAFE Circular 7, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to contribute additional capital into their wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to their overseas parent company. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches. We and our PRC citizen employees who are granted share options, or PRC option holders, will be subject to the SAFE Circular 7 after we have become an overseas listed company. If PRC option holders fail to comply with the SAFE Circular 7, we and PRC option holders may be subject to fines and other legal sanctions.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which employees working in the PRC who exercise share options will be subject to PRC individual income tax. our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if Scienjoy fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

C.	Organizational Structure

We are a British Virgin Islands holding company and conduct our operations in the People’s Republic of China (the “PRC”) through Zhihui Qiyuan, and other Scienjoy VIEs, including SG, HX, LH, MF, and QYHN, and through WFOE and the wholly owned subsidiaries of WFOE, including Kashgar Times, Kashgar Lehong, Holgus X, Holgus H and ZHHN. Through our Hong Kong subsidiary Scienjoy International Limited, we own a direct equity interest in WFOE. WFOE, Zhihui Qiyuan and Zhihui Qiyuan’s registered shareholders are parties to the VIE Agreements, pursuant to which the profits of Zhihui Qiyuan, and other Scienjoy VIEs, each such company formed under PRC Law, are directly or indirectly payable to WFOE, and in connection with such VIE Agreements, the Scienjoy VIEs are directly or indirectly controlled by WFOE. Any failure by any of the Scienjoy VIEs or their respective shareholders to perform their obligations under these contractual arrangements, and any failure by us to maintain effective control over any of these Scienjoy VIEs, would have a material adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Factors Relating to Our Corporate Structure.”

The following diagram depicts our current organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationship between WFOE and Zhihui Qiyuan as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

Scienjoy Holding Corporation
Scienjoy Inc.
Equity Ownership
Contractual Agreement
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited)
Scienjoy International Limited ("Scienjoy HK")
Offshore
Onshore
Nominee Shareholder
Sixiang Wuxian (Beijing) Technology Co., Ltd. ("WX" or "WFOE")
Zhihui Qiyuan (Beijing) Technology Co., Ltd. ("QY")
Sixiang Zhihui (Beijing) Technology Co., Ltd. ("ZH")
Sixiang Mifeng (Tianjin) Technology Co., Ltd. (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd. ) ("MF")
Beijing Sixiang Shiguang Technology Co., Ltd. ("SG")
Hai Xiu (Beijing) Technology Co., Ltd. ("HX")
Beijing Le Hai Technology Co., Ltd. ("LH")
ZhiHui Qiyuan (Hainan) Investment Co., Ltd. ("QYHN")
Holgus Sixiang Information Technology Co., Ltd. ("Holgus X")
Holgus Sixiang Haohan Internet Technology Co., Ltd. ("Holgus H")
Kashgar Sixiang Times Internet Technology Co., Ltd. (Kashgar Times)
Kashgar Sixiang Lehong Information Technology Co., Ltd. (Kashgar Lehong)
Sixiang ZhiHui (Hainan) Technology Co., Ltd. ("ZHHN")
Changxiang Infinite Technology (Beijing) Co., Ltd.
Lixiaozhi (Chongqing) Internet Technology Co., Ltd. ("LXZ")

Contractual Arrangements among WFOE, the Scienjoy VIEs and the Shareholders of the Scienjoy VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. We are a company registered in the British Virgin Islands. To comply with PRC laws and regulations, we primarily conduct our business in China through the WFOE and the Scienjoy VIEs, based on a series of contractual arrangements by and among WFOE, the Scienjoy VIEs and the shareholders of the Scienjoy VIEs. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities in the PRC and consolidates their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control of Scienjoy VIEs and that enable us to receive substantially all of the economic benefits from the Scienjoy VIEs’ operations.

Contracts that give the Company effective control of the Scienjoy VIEs

Exclusive Option Agreement.

Pursuant to the exclusive option agreement (including its amendment or supplementary agreements, if any, the “Exclusive Option Agreement”) amongst WFOE, Zhihui Qiyuan and the registered shareholders who collectively owned all of Zhihui Qiyuan, the registered shareholders irrevocably granted WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the registered shareholders in Zhihui Qiyuan, when and to the extent permitted under PRC law, at an amount equal to the lowest permissible purchase price as set by PRC law. Zhihui Qiyuan cannot declare any profit distributions, or create any encumbrances in any form without the prior written consent of WFOE. The registered shareholders must remit in full any funds received from Zhihui Qiyuan to WFOE, in the event any distributions are made by the VIE pursuant to any written consents of WFOE.

The Exclusive Option Agreement shall remain effective for twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. WFOE has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

Power of Attorney Agreements.

The registered shareholders of Zhihui Qiyuan entered into the power of attorney agreement (including its amendment or supplementary agreements, if any, the “Power of Attorney Agreement”) whereby such registered shareholders granted an irrevocable proxy of the voting rights underlying their respective equity interests in Zhihui Qiyuan to WFOE, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the registered shareholders by the PRC company law and Zhihui Qiyuan’s Article of Association. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each such shareholder remains as a shareholder of Zhihui Qiyuan.

Share Pledge Agreement.

Pursuant to the share pledge agreement (including its amendment or supplementary agreements, if any, the “Share Pledge Agreement”) among WFOE, Zhihui Qiyuan and the registered shareholders of Zhihui Qiyuan, such registered shareholders have pledged all their equity interests in Zhihui Qiyuan to guarantee the performance of Zhihui Qiyuan’ obligations under the Exclusive Option Agreement, Exclusive Business Cooperation Agreement and Power of Attorney Agreement.

If Zhihui Qiyuan breaches its contractual obligations under any of other VIE Agreements, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The registered shareholders of Zhihui Qiyuan agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhihui Qiyuan without the prior written consent of WFOE. The Share Pledge Agreement shall be continuously valid until all obligations under the VIE Agreements have been fulfilled, or the VIE Agreements are terminated, or the secured debts has been fully executed.

Contracts that enable us to receive substantially all of the economic benefits from the Scienjoy VIEs

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement (including its amendment or supplementary agreements, if any, the “Exclusive Business Cooperation Agreement”) between WFOE and Zhihui Qiyuan, WFOE is to provide exclusive business support, technical and consulting services related to all technologies needed for its business in return for fees. The service fees may be adjusted by WFOE based on the following factors:

●	complexity and difficulty of the services pursuant to the business cooperation agreement to Zhihui Qiyuan during the month (the “Monthly Services”);

●	the number of WFOE’s employees who provided the Monthly Services and the qualifications of the employees;

●	the number of hours WFOE’s employees spent to provide the Monthly Services;

●	nature and value of the Monthly Services;

●	market reference price; and

●	Zhihui Qiyuan’ operating conditions for the month.

The term of the Exclusive Business Cooperation Agreement is twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

We have been advised by Beijing Feng Yu Law Firm (北京锋昱律师事务所) (“Feng Yu Law Firm”), our PRC legal counsel:

●	based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among WFOE, Zhihui Qiyuan and its registered shareholders are valid, binding and enforceable in accordance with their terms and do not violate current effective applicable PRC Laws.

However, our PRC legal counsel has advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government finds that the agreements that establish the structure for operating our Internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Factors Relating to Our Corporate Structure.” See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plants and Equipment

Our principal executive offices are located at 3rd – 6th Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China, where we lease approximately 2000 square meters of office space as of the date of this report. We and our subsidiaries also lease an additional approximately 1000 square meters of office space in Beijing and Xinjiang Uyghur Autonomous Region, P.R. China.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and consolidated financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We were originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy. As a result of the business combination, we became the holding company of Scienjoy and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 250.0 million registered users by the end of December 31, 2020, increased from 200.4 million registered users for the year ended December 31, 2019.

We adopt a multi-platform strategy and all platforms are categorized as “SHOW live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (such as singing, dancing, and talk shows). Broadcasters on all platforms have been professionally trained by relevant broadcaster agents to provide more professional content. Despite the similarity in contents, the different platforms adopt different operation strategies, such as, to name a few, different broadcaster policy, events, promotion, and games. We provide a technological infrastructure to enable broadcasters, online users and viewers to interact with each other during live streaming. All platforms can be accessed for free. We mainly derive our revenue from sales of virtual items on the platforms. Users can purchase virtual currency to purchase virtual items for use on the platforms. Users can recharge their virtual currency on the platforms through various online third-party payment platforms, such as WeChat Pay or AliPay.

On January 10, 2020, SG consummated the acquisition of the 100% equity interest in Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”) from its original shareholder for a cash consideration of RMB200 (US$29). We believe the acquisition of LXZ helps to enrich our product line, expand our user base and capitalize on the growth potential in the live streaming market.

On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. During the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the year ended December 31, 2020, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Key Factors Affecting Our Results of Operations

General Factors

Development of the mobile live streaming market in China over the past decade has been influenced by a number of macroeconomic and technological factors and trends, including increasing disposable income and demand for cultural and entertainment activities and increased use of the mobile internet. Our business and operating results are affected by general factors affecting China’s entertainment live streaming industry, which may include the following:

●	China’s overall macroeconomic landscape

●	China’s overall entertainment and mobile entertainment growth

●	Usage and penetration rate of mobile Internet and mobile payment

●	Growth and competitive landscape of China’s mobile live streaming market, especially entertainment SHOW live streaming

●	Governmental policies affecting China’s live streaming industry

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect its results of operations.

Specific Factors

While our business is influenced by general factors affecting the mobile live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different contents and games to attract more users to pay for our services and to pay more money per user as well. Therefore quality broadcasters and interesting contents are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are very cautious in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved ARPPU and paying ratio of Scienjoy.

Our ability to maintain and expand our user base

User base is another key factor for success in the mobile live streaming industry. We endeavor to provide attractive content to keep users on its platforms as long as possible. Our multi-platform strategy attempt to retain users by providing diversified content, promotions and an enhanced user experience.

With respect to user base, mobile SHOW live streaming sector differs from other mobile live streaming sectors such as pan entertainment live streaming and game live streaming sector. Because, for SHOW live streaming, each broadcaster interacts in real time with users and therefore the number of users that each broadcaster can entertain at the same period in his/her video room is limited.

Due to our strategy to focus on attracting and retaining targeted users who are willing to spend more on our platforms, the number of our paying user increased by 30%, from 697,475 paying users in fiscal 2019 to 904,568 paying users in fiscal 2020. As a result, our revenue for the year ended December 31, 2020 increased to RMB1,222.2 million from RMB914.6 million for the year ended December 31, 2019. This indicates that we can generate higher revenues when we focus on the targeted users who are willing to spend more on its platforms.

We continue to seek opportunities to grow our user base and enhance our user engagement. Our ability to do so largely depends on our ability to recruit, train, and retain high quality broadcasters and our ability to produce high quality content. We also intend to continue to invest in our brand recognition.

We intend to further explore overseas markets to expand our business and user base through both organic expansion and selective investments. On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. During the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

Our ability to improve innovative technologies

The ability to understand market traffic and pair users with suitable broadcasters and activities is key for user stickiness and monetization in the mobile SHOW live streaming industry. By using big data analysis to understand individual user behavior and industry trends, we intend to adjust our platform to better guide users to appropriate broadcasters as well as to analyze traffic on other sites to select the best methods and targets for user acquisition.

Summary Consolidated Statements of Income

	For the years ended December 31,
	2018	2019	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Total revenue	743,018	914,626	1,222,183	187,308
Cost of revenues	(594,084)	(720,637)	(959,939)	(147,117)
Gross profit	148,934	193,989	262,244	40,191
Sales and marketing expenses	(5,005)	(3,804)	(10,121)	(1,551)
General and administrative expenses	(16,265)	(11,957)	(33,889)	(5,194)
Research and development expenses	(10,957)	(21,523)	(31,780)	(4,870)
(Provision) recovery for doubtful accounts	(6,826)	(854)	8,253	1,265
Income from operations	109,881	155,851	194,707	29,841
Interest income	1,444	1,005	2,960	454
Other income (loss), net	31	(310)	(4,702)	(721)
Foreign exchange gain (loss), net	11	(5)	703	108
Change in fair value of warrant liabilities	-	-	3,904	597
Change in fair value of contingent consideration	-	-	(14,068)	(2,156)
Income before income taxes	111,367	156,541	183,504	28,123
Income tax expenses	(4,627)	(6,623)	(7,404)	(1,135)
Net income	106,740	149,918	176,100	26,988

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the years ended December 31, 2018, 2019 and 2020, revenue from consumable virtual items represented over 95% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	716,561	884,385	1,187,431	181,982
Live streaming - time based virtual item revenue	26,432	26,812	29,596	4,536
Technical services	25	3,429	5,156	790
Total revenue	743,018	914,626	1,222,183	187,308

As of December 31, 2020, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming and BeeLive Live Stream (including BeeLive Chinese version – Mifeng). The following table sets forth our revenue by platforms for the years indicated:

	For the years ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Showself	466,460	530,111	549,763	84,256
Lehai	190,121	181,626	180,112	27,603
Haixiu	86,412	199,460	321,468	49,267
Beelive	-	-	165,684	25,392
Technical services	25	3,429	5,156	790
TOTAL	743,018	914,626	1,222,183	187,308

The total number of paying users at Showself Live, Lehai Live, Haixiu Live and Beelive Live for the years indicated is as following:

	For the year ended December 31,
	2018	2019	2020
Showself	354,213	390,315	391,258
Lehai	113,737	78,890	132,477
Haixiu	60,507	228,270	319,403
Beelive	-	-	61,430
TOTAL	528,457	697,475	904,568

The ARPPU by Showself Live, Lehai Live, Haixiu Live and Beelive Live is as following (amounts in RMB):

	For the year ended December 31,
	2018	2019	2020	2020
In RMB and USD	RMB	RMB	RMB	USD
Showself	1,317	1,358	1,405	215
Lehai	1,672	2,302	1,360	208
Haixiu	1,428	874	1,006	154
Beelive	N/A	N/A	2,697	413
Overall average	1,406	1,306	1,345	206

Among four brands of live streaming platforms, Showself Live streaming contributed 41% to 67% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the years ended December 31, 2018, 2019 and 2020 was RMB 1,406, RMB 1,306 and RMB 1,345, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the year ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Revenue sharing fees	(467,303)	(597,940)	(828,874)	(127,030)
User acquisition costs	(100,134)	(94,367)	(87,064)	(13,344)
Bandwidth related costs	(8,941)	(6,275)	(6,586)	(1,009)
Others	(17,706)	(22,055)	(37,415)	(5,734)
TOTAL	(594,084)	(720,637)	(959,939)	(147,117)

Revenue sharing fees and content cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription based privileges. Revenue sharing fees were 63%, 65% and 68% of revenues for the years ended December 31, 2018, 2019 and 2020, respectively. We reduced our revenue sharing percentage for its broadcasters the first half year of 2018, which resulted in departures of broadcasters and lower revenue for the second half year of 2018. Subsequently, we adjusted our revenue sharing policy and provided broadcasters with higher revenue sharing percentage to attract more talented broadcasters. As a result, the revenue sharing fees increased by 28% in fiscal 2019 compared to fiscal 2018 and increased by 39% in fiscal 2020 compared to fiscal 2019. We expect our sharing fees and content cost for live streaming revenue to increase in line with the growth of our live streaming operations.

User acquisition costs: We acquire users primarily through viral marketing, or word-of-mouth marketing, and online download. We provide online downloads of our apps via various third-party websites, including online advertising networks, internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them.

Bandwidth related cost: Bandwidth related cost consists of fees that we pay to telecommunication service providers for server hosting, bandwidth and content delivery-related services such as CDN (content delivery network).

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the years ended December 31, 2018, 2019 and 2020 other cost represented approximately 2% to 3% of related total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for doubtful accounts.

	For the year ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Sales and marketing expenses	(5,005)	(3,804)	(10,121)	(1,551)
General and administrative expenses	(16,265)	(11,957)	(33,889)	(5,194)
Research and development expenses	(10,957)	(21,523)	(31,780)	(4,870)
(Provision) Recovery for doubtful accounts	(6,826)	(854)	8,253	1,265

Sales and marketing expenses: Our sales and marketing expenses mainly consist of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses, including advertisements, holding promotional events and developing and designing marketing campaigns. We expect to target sales and marketing expenditures to attract targeted paying users.

General and administrative expenses: Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, and (iv) office rental expenses. We expect that general and administrative expenses will increase when we become a public company and incurs additional costs to comply with its reporting obligations under the U.S. securities laws.

Research and development expenses: Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow as we continue to invest in innovative technologies to offer users a better experience.

Provision for doubtful accounts: We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for doubtful accounts, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account. We expect that the provision for doubtful accounts to decline as we have committed more resources to collection of account receivables.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue: Total revenues increased by RMB307.6 million, or 34%, from RMB914.6 million for the year ended December 31, 2019 to RMB1,222.2 million for the year ended December 31, 2020. This increase was driven by our increasing ability to attract and retain paying users and broadcasters on our platform. For the year ended December 31, 2020, the number of paying user was 904,568, increased by 30% from 697,475 paying user for the year ended December 31, 2019. Our paying ratio increased from 2.1% for the year ended December 31, 2019 to 2.7% for the year ended December 31, 2020. Due to expanded and diversified user base, our average ARPPU increased slightly by 3%, from RMB 1,306 for the year ended December 31, 2019 to RMB 1,345 for the for the year ended December 31, 2020.

Cost of revenues: Our cost of revenues increased by 33%, from RMB720.6 million for the year ended December 31, 2019 to RMB959.9 million for the year ended December 31, 2020. The increase was primarily attributable to a 39% increase in our revenue sharing fees and content costs, which was in line with the growth of our live streaming operations for the year ended December 31, 2020. Other costs increased 70% for the year ended December 31, 2020 comparing to fiscal 2019, consistent with the increase in revenue. On the other side, for the year ended December 31, 2020, the user acquisition cost amounted to RMB87.1 million, decreased by 8% from fiscal 2019 due to the increasing brand awareness and more quality content provided by broadcasters attracting more viewers.

Gross profit: Our gross profit for the year ended December 31, 2020 increased by 35% to RMB262.2 million from RMB194.0 million for the year ended December 31, 2019. Gross margin for the years ended December 31, 2020 and 2019 was 21%. As we continued to expand our brand influence and enhance the quality of our content offerings, it helped the Company to improve our gross margin in turn.

Total operating expenses: Total operating expenses for the year ended December 31, 2020 increased by 77% to RMB67.5 million from RMB38.1 million for the year ended December 31, 2019.

●	Sales and marketing expenses: Our sales and marketing expenses increased by 166%, from RMB3.8 million for the year ended December 31, 2019 to RMB10.1 million for the year ended December 31, 2020. This increase was mainly due to the additional promotional activities that we executed in fiscal 2020 following an uptick in online user traffic as more online users spent an increased amount of time at home watching our live streaming content during the COVID-19 outbreak.

●	General and administrative expenses: Our general and administrative expenses increased by 183%, from RMB12.0 million for the year ended December 31, 2019 to RMB33.9 million for the year ended December 31, 2020. This increase was caused by higher employee benefits, increased headcounts, as well as additional consulting and professional fees that we incurred as a result of our listing as a public company.

●	Research and development expenses: Our research and development expenses increased from RMB21.5 million in 2019 to RMB31.8 million in 2020 due to increased R&D headcounts and benefits to relevant employees as we continued to strengthen our technological capabilities.

●	Provision for doubtful accounts: Our provision for doubtful accounts the year ended December 31, 2019 was RMB0.9 million. The Company recorded a recovery of bad debt provision of RMB8.3 million for the years ended December 31, 2020 as a result of its increased collection efforts.

Change in fair value of contingent consideration: The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020 and acquisition of BeeLive on August 10, 2020, involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. For the year ended December 31, 2020, the change in fair value of contingent condition included approximately RMB14.1 million of changes in fair value of contingent consideration.

Change in fair value of warrant liabilities: The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. For the year ended December 31, 2020, the change in fair value of warrant liabilities amounted to RMB3,904.

Net income: As a result of the foregoing, net income increased by 17.5%, from RMB149.9 million for the year ended December 31, 2019 to RMB 176.1 million for the year ended December 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue: Total revenues increased by RMB171.6 million, or 23%, from RMB743.0 million for the year ended December 31, 2018 to RMB914.6 million for the year ended December 31, 2019. Such increase was primarily attributable to our continuing efforts to grow and monetize our business, resulting in increased user willingness to pay. These efforts include offering compelling content, optimizing product features and introducing new games in live video rooms. User paying willingness is represented by paying ratio and user paying amount, represented by ARPPU. Our paying ratio increased from 1.4% for the year ended December 31, 2018 to 2.1% for the year ended December 31, 2019. Due to expanded and diversified user base, our average ARPPU decreased slightly by 7%, from RMB 1,406 for the year ended December 31, 2018 to RMB 1,306 for the for the year ended December 31, 2019.

In fiscal 2019, we increased our revenue sharing fee for our broadcasters to retain and attract more broadcasters. We also continued to introduce more events and games to further increase users’ willingness to pay and paying amount. As a result, our revenue increased to RMB914.6 million for the year ended December 31, 2019 from RMB743.0 million for the year ended December 31, 2018. The increase was primarily attributable to an increase of 23% in live streaming revenue from consumable virtual items due to the increase of the number of paying users from 528,457 in fiscal 2018 to 697,475 in fiscal 2019.

Cost of revenues: Our cost of revenues increased by 21%, from RMB594.1 million for the year ended December 31, 2018 to RMB720.6 million for the year ended December 31, 2019. The increase was primarily due to increased revenue resulting a higher revenue sharing fee to broadcasters. We intend to provide competitive revenue sharing fee for broadcasters to attract more quality livestreaming content to users. On the other side, with the increased of brand awareness, the user acquisition cost has been lower by 6% from 2018 to 2019.

For the year ended December 31, 2019, the Company’s bandwidth related cost amounted to RMB6.3 million, a decrease of 30% as compared to fiscal 2018. With the increasing competition in hosting and bandwidth market and optimized technology, we were able to cut down bandwidth related costs with its growing live streaming operations.

User acquisition costs further decreased from RMB100.1 million in fiscal 2018 to RMB94.4 million in fiscal 2019. With increasing brand awareness and increased quality content provided by Broadcasters, the Company expects user acquisition costs to decrease.

Gross profit: As a result of the foregoing, our gross profit increased by 30%, from RMB148.9 million for the year ended December 31, 2018 to RMB194.0 million for the year ended December 31, 2019. The gross profit margin increased from 20% in 2018 to 21% in 2019.

Operating expenses:

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 24%, from RMB5.0 million for the year ended December 31, 2018 to RMB3.8 million for the year ended December 31, 2019. The decrease was primarily attributable to the decrease of marketing expenses. We held a series of offline brand events for the year ended December 31, 2018, such as kiosk buildup in several second tier cities, while we did not have the similar marketing events for the year ended December 31, 2019.

●	General and administrative expenses: Our general and administrative expenses decreased by 26%, from RMB16.3 million for the year ended December 31, 2018 to RMB12.0 million for the year ended December 31, 2019. The decrease of general and administrative expenses was primarily attributable to the decrease of service fees and external consulting fees and improved managerial efficiency.

●	Research and development expenses: Our research and development expenses increased from RMB11.0 million in 2018 to RMB21.5 million in 2019. We continue to strategically focus on cutting edge technologies and invested more resources in R&D. As a result, the R&D’s headcount increased from 45 in fiscal 2018 to 72 in fiscal 2019 and the salary and welfare for R&D employees increased by 96% from RMB9.2 million for the year ended December 31, 2018 to RMB18.5 million for the year ended December 31, 2019.

●	Provision for doubtful accounts: Our provision for doubtful accounts decreased by 87% from RMB6.8 million for the year ended December 31,2018 to RMB0.9 million for the years ended December 31,2019, The decrease due to the Company’s continuous collection efforts in fiscal 2019.

Net income: As a result of the foregoing, net income increased by 40%, from RMB106.7 million for the year ended December 31, 2018 to RMB 149.9 million for the year ended December 31, 2019.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluates these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report.

Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

On January 10, 2020, the Company entered into a purchase agreement with the shareholder of LXZ to acquire 100% equity interest in LXZ with a cash consideration of RMB 200 (US$31). The operating results of LXZ for the years ended December 31, 2019 and 2020 were not significant to the Company. The operating results of LXZ have been included in the consolidated financial statements since the acquisition. The Company’s acquisition of LXZ was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisition are not material.

On August 10, 2020, the Company signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) to acquire 100% equity interest in Sciscape International Limited which holds the platform BeeLive International and 100% equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million (US$7.4 million) and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions (i.e. earn-out provisions as discussed below) and requirements over the following three years (earn-out arrangement). The fair value of purchase price including the consideration for earn-out arrangement was RMB264,755, based on a valuation performed by an independent valuation firm engaged by the Company. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited (together “BeeLive”). For the year ended December 31, 2020, the first portion of earn-out shares of 540,960 achieved the performance requirement.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, fair value of warrants liabilities and contingent liability, allowance for doubtful accounts, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 180 days.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances for each account may require the Company to use substantial judgment in assessing its collectability.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Revenue Recognition

On January 1, 2019, the Company adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Company’s assessment, the adoption of ASC 606 did not result in any adjustment on the Company’s consolidated financial statements, and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605.

Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges. The Company derives their revenue from live streaming service and technical service.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

Technical Services

The Company generated technical revenues from providing technical development and advisory, which accounts for only less than 1% of revenue. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	716,561	884,385	1,187,431	181,982
Live streaming - time based virtual item revenue	26,432	26,812	29,596	4,536
Technical services	25	3,429	5,156	790
Total revenue	743,018	914,626	1,222,183	187,308

As of December 31, 2020, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming and BeeLive Live Stream (including BeeLive Chinese version – Mifeng). The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Showself	466,460	530,111	549,763	84,256
Lehai	190,121	181,626	180,112	27,603
Haixiu	86,412	199,460	321,468	49,267
Beelive	-	-	165,684	25,392
Technical services	25	3,429	5,156	790
TOTAL	743,018	914,626	1,222,183	187,308

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. License for Beelive platform is determined to have an infinite useful life and is not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Trademark	10 years
Patent	10 years
Copyright	10 years
Software	3 to 10 years
Licenses acquired	3 years to infinite life

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2018, 2019 and 2020.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2020, the Company determined it was unlikely that it’s reporting unit fair value was less than its carrying value and no quantitative assessment was required.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Contingent consideration – earn-out liability

(i)	Earn-out liability from SPAC transaction

In connection with SPAC transaction, the previous shareholders of Sicenjoy Inc. may be entitled to receive earn-out shares as follows: (1) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, the previous owners of Sicenjoy Inc will be entitled to receive 3,000,000 ordinary shares of the Company (“SPAC Earn-out Target 2020”); and (2) if Sicenjoy Inc.’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, the previous owners of Sicenjoy Inc. will be entitled to receive 3,000,000 ordinary shares of the Company. Notwithstanding the net income before tax achieved by the post-transaction company for any period, the previous owners of Sicenjoy Inc. will receive (i) 3,000,000 earn-out shares if the share price of the Company is higher than $20.00 for any sixty days in any period of ninety consecutive trading days between May 8, 2021 and May 7, 2022, and (ii) 3,000,000 earn-out shares if the share price of the Company is higher than $25.00 for any sixty days in any period of ninety consecutive trading between May 8, 2022 and May 7, 2023.

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from May 8, 2020 to December 31, 2020 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020
Risk-free interest rate	0.14%	0.10%
Share price	$8.92	$8.66
Probability	20% - 50%	10%

(ii)	Earn-out liability from BeeLive acquisition

In connection with the acquisition of Beelive (Note 4), the previous shareholders of BeeLive may be entitled to receive earn-out shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB 336.6 million in Year 2020,the previous shareholder will be entitled to received additional 540,960 Ordinary Shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021, the previous shareholder will be entitled to received additional 540,960 Ordinary Shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022, the previous shareholder will be entitled to received additional 540,960 Ordinary Shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from the acquisition date to December 31, 2020 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	August 10, 2020	December 31, 2020
Risk-free interest rate	0.12 - 0.14%	0.11% - 0.13%
Share price	$6.2	$8.66
Probability	20% - 50%	20% - 50%

The aggregated contingent considerations for the earn-out liabilities were approximate RMB107.3 million as of December 31, 2020, including current portion of earn-out liability of RMB92.2 million and non-current portion of earn-out liability of RMB15.1 million.

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2020. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2020
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥75,819	¥75,819
Earn-out liability from BeeLive acquisition	-	-	31,480	31,480
	¥-	¥-	¥107,299	¥107,299

	At the dates of the transactions
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥266,828	¥266,828
Earn-out liability from BeeLive acquisition	-	-	39,755	39,755
Total	¥-	¥-	¥306,583	¥306,583

As of December 31, 2020, the earn-out liability related to SPAC Earn-out Target 2020 and Beelive Earn-out Target 2020 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB200,100 as shares to be issued in the equity of the Company. As of December 31, 2020, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2019 and 2020. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020:

Balance
Balance at January 1, 2020	¥-
Contingent consideration resulting from SPAC Transaction	266,828
Contingent consideration resulting from BeeLive acquisition	39,755
Fair value change	14,068
Exchange difference	(13,252)
Reclassification to shares to be issued	(200,100)
Balance at December 31, 2020	¥107,299
Less: Contingent consideration – earn-out liability – non-current portion	¥15,116
Contingent consideration – earn-out liability –current portion	¥92,183

Warrant liabilities

The Company’s warrants assumed from SPAC acquisition on May 7, 2020, the date of the closing of SPAC Transaction, that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative as contemplated in ASC 815-40. The warrant is recorded as derivative liability on the consolidated balance sheet upon the closing of the SPAC transaction and is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.in accordance with ASC 820.

The warrant liabilities were measured and recorded on a recurring basis. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020
Risk-free interest rate	0.23%	0.18%
Share price	$8.92	$8.66
Volatility	37%	38%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance at January 1, 2020	¥-
Warrant liabilities resulting from SPAC Transaction	36,121
Fair value change	(3,904)
Exchange difference	(2,659)
Balance as of December 31, 2020	¥29,558

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2019 and 2020. As of December 31, 2019 and2020, the Company did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements and related disclosures. As of December 31, 2020, the Company has RMB 18,649 (US$2,858) of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets. Therefore, the Company would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU will become effective for the Company’s annual and interim periods beginning in January 1, 2021, and early adoption is permitted. The Company is evaluating the impact of this standard on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the guidance for certain financial instruments with characteristics of both debt and equity, including convertible instruments and contracts on an entity’s own equity, by reducing the number of accounting models for convertible instruments. It also amends guidance in ASC Topic 260, Earnings Per Share, relating to the computation of earnings per share for convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2021, with early adoption permitted for fiscal years that begin after December 15, 2020. The Company is in the process of assessing the impact the adoption of ASU 2020-06 will have on the financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The Company sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third party platform fund accounts which are unrestricted as to immediate use or withdraw.

As of December 31, 2019 and 2020, RMB134,772 and RMB222,609, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short term investments as of December 31, 2019 and 2020.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of assets and liabilities of the Company and its subsidiaries (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Companies in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Company believes that its current cash and cash equivalents, together with its cash generated from operating activities and financing activities, will be sufficient to meet its present anticipated working capital requirements and capital expenditures for at least the next 12 months. However, the Company may decide to enhance its liquidity position or increase its cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute the Company earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company’s operations and its ability to pay dividends to its shareholders.

As a holding company with no material operations of its own, the Company conducts its operations primarily through its PRC subsidiaries and its variable interest entity (VIE) and the VIE’s subsidiaries. The Company is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

The following table presents the summary of the Company’s cash flow data.

	For the year ended December 31,
	2018	2019	2020	2020
Amounts in thousands of RMB	RMB	RMB	RMB	USD
Net cash provided by operating activities	107,286	228,886	155,441	23,820
Net cash used in investing activities	(553)	(5,457)	(40,934)	(6,274)
Net cash used in financing activities	(170,886)	(151,372)	(23,332)	(3,576)
Effect of foreign exchange rate changes on cash	-	-	(3,758)	(573)
Net increase in cash and cash equivalents	(64,153)	72,057	87,417	13,397
Cash and cash equivalents at beginning of the year	129,447	65,294	137,351	21,050
Cash and cash equivalents at end of the year	65,294	137,351	224,768	34,447

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB155.4 million for the year ended December 31, 2020. The difference between the net cash provided by operating activities and net income of RMB176.1 million was primarily attributable to non-cash adjustment related to change in fair value of contingent liability of RMB14.1 million, an increase in account payable of RMB28.4 million due to slower payment to suppliers in 2020 and an increase of RMB8.0 million in accrued salary and employee benefits, partially offset by an increase accounts receivable of RMB70.5 million, mainly due to increase of revenue.

Net cash provided by operating activities was RMB228.9 million for the year ended December 31, 2019. The difference between the net cash provided by operating activities and net income of RMB149.9 million was primarily attributable to non-cash adjustment related to bad debt provision of RMB0.9 million, a decrease in accounts receivable of RMB100.4 million due to improved collection and increase of revenue, a decrease in prepaid expenses and other current assets of RMB18.6 million mainly due to a refund of RMB20 million investment deposit made in fiscal 2018, an increase in accrued expenses and other current liabilities of RMB6.5 million due to increased surcharge payable and security deposits received from business venders, and an increase in accrued salary and employee benefits of RMB4.6 million due to increased headcount and additional annual bonus incurred in 2019, partially offset by a decrease in accounts payable of RMB54.5 million due to more payments to suppliers in fiscal 2019.

Net cash provided by operating activities was RMB107.3 million for the year ended December 31, 2018. The difference between net income and net cash provided by operating activities was small and primarily because non-cash adjustments almost offset changes in operating assets and liabilities. Non-cash adjustments contributed RMB8.1 million in 2018, which was primarily attributable to depreciation of property and equipment of RMB1.2 million and provision for doubtful accounts of RMB6.8 million due to an increase in the portion over 12 months of accounts receivable. Change in operating assets and liabilities depleted RMB7.6 million in 2018, which was primarily attributable to a decrease in accounts receivable of RMB15.3 million, an increase in accounts payable of RMB18.2 million, a decrease in deferred revenue of RMB17.9 million and an increase in prepaid expense and other current assets of RMB24.4 million. The decrease in accounts receivable was attributable to less revenue in 2018 comparing to 2017 and the Company’s continuous efforts on accounts receivable collection. The increase in accounts payable was primarily because more purchase incurred in the second half of 2018 with increasing broadcaster’s livestream activities. The decrease in deferred revenue was primarily attributable to the decrease in the unconsumed virtual currency as of December 31, 2018, and the increase in prepaid expenses and other current assets was primarily because the Company made an investment in a limited partnership in Xiamen to engage in investments. The investment plan was terminated, and the Company received its investment of RMB20 million back in 2019.

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment, and intangible assets such as trademark, software copyrights, and patents; (b) payment for long term investment.

Net cash used in investing activities amounted to RMB40.9 million for the year ended December 31, 2020, primarily due to RMB50 million paid for Beelive acquisition and RMB1.1 million purchase of equipment, offset by the cash acquired from acquisition of RMB10.2 million.

Net cash used in investing activities amounted to RMB5.5 million for the year ended December 31, 2019, primarily due to a RMB5 million equity investment in Hangzhou Zhengrui Energy Technology LLP and RMB0.5 million purchase of equipment.

Net cash used in investing activities was RMB0.6 million for the year ended December 31, 2018, primarily due to cash paid for equipment of RMB0.5 million and intangible assets of RMB0.02 million.

Financing Activities

Net cash used in financing activities amounted to RMB23.3 million for the year ended December 31, 2020, primarily due to repayment RMB 57.4 million for loan payables, RMB14.0 million paid to related parties and RMB6.9 million paid for listing costs, offset by cash of RMB32.7 million acquired in the reverse recapitalization and RMB 22.3 million loan proceeds from related parties.

Net cash used in financing activities amounted to RMB151.4 million for the year ended December 31, 2019, primarily due to the payments for dividends of RMB104.6 million to shareholders and capital distributions of RMB32.3 million due to the reorganization and the repayments of RMB13.1 million to related parties as well as RMB1.3 million paid to IPO related cost.

Net cash used in financing activities was RMB170.9 million for the year ended December 31, 2018, primarily due to the payment of dividends of RMB228.5 million to shareholders due to the Company’s reorganization in 2018, non-recurring event, and a capital distribution due to the reorganization of RMB10 million, offsetting the net proceeds of RMB59.2 million from borrowings from related parties and capital contributions of RMB8.4 million.

Capital Expenditures.

For the years ended December 31, 2018, 2019 and 2020, the Company’s capital expenditure amounted to RMB0.6 million, RMB0.5million and RMB1.1 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined and consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s contractual obligations as of December 31, 2020

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB Thousands)
Operating Lease Obligations	18,649	4,927	8,983	4,739	-

G.	Safe Harbor

See “Forward-Looking Information” on page vi of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information of our senior management and directors, and their ages as of the date of this report.

Names	Age	Position
Xiaowu He	44	Director, Chief Executive Officer, and Chairman of the Board
Bo Wan	44	Director, Chief Operating Officer
Denny Tang	50	Chief Financial Officer
Yongsheng Liu	50	Director, Vice Chairman of the Board
Jining Li	62	Independent Director
Huifeng Chang	54	Independent Director
Jian Sun	38	Independent Director
Yibing Liu	47	Independent Director

Xiaowu He. Mr. He has been our Chief Executive Officer, Director and Chairman of the Board since May 2020. He is one of the three co-founders of Scienjoy and has served as the chief executive officer of Scienjoy since October 2011. Mr. He has been mainly responsible for Scienjoy’s overall business, including business strategies, company operations and financings. Mr. He has also been the 100% shareholder and director of Enmoli Inc. since December 2018 and the 100% shareholder and director of Heshine Holdings Limited, which is one of the two shareholders of Lavacano, since January 2019. Prior to founding Scienjoy in 2011, between 2008 and 2011, Mr. He served as the East Asia Regional Director of Business Development of Tyco International, a Fortune 500 Company, where he was responsible for commercial cooperation and development of the entire Sensormatic product line in East Asia. From 2006 to 2007, Mr. He worked at NCR/Teradata Toronto, Canada and provided technical and customer support for its DCM program. From 2004 to 2006, Mr. He was a manager at M&L Export and Import Company in Toronto, Canada. Prior to working in Canada, Mr. He worked in Fujian, China, and assumed various positions in UTStarcom, Shida System Integration Company, and Fujian Posts and Telecommunications. Mr. He received his MBA degree from the University of New Brunswick. We believe that Mr. He’s qualifications to sit on the board include his deep understanding of our business model and strong leadership in the capacity of an executive and a director, along with his expertise in strategic planning, corporate financing and business development, and extensive experience in the information technology industry.

Bo Wan. Mr. Wan has been our Chief Operating Officer and Director since May 2020. He is one of the three Co-founders of Scienjoy and has served as the chief operating officer of Scienjoy since October 2011. Mr. Wan has been mainly responsible for Scienjoy’s business operation, marketing and human resources. Mr. Wan has also been the 100% shareholder and director of WBY Holdings Limited since December 2019. Prior to founding Scienjoy, Mr. Wan managed a team of over thirty people in the software department at NCR/Teradata in Beijing, China, a global leading company in financial products, data warehouse, and IT service from 2006 to 2012. He took the lead in designing and developing multiple BI products, the company’s first cloud-based solution and other programs. From 2001 to 2006, Mr. Wan assumed various positions including project director, project manager, senior pre-sale/post-sale consultant at NCR in Toronto, Canada. Mr. Wan also served as Huawei’s senior test development engineer in Beijing between 2000 and 2001 and worked as a project manager and software engineer at China Unicom in Tianjin between 1997 and 2000. Mr. Wan received his MBA degree from Lawrence Technological University. We believe that Mr. Wan is qualified to sit on the board due to his in-depth knowledge of Scienjoy, outstanding company management skills, and years of experience in supply chain, data analysis, customer development and human resources in the information technology, Internet and Mobile Internet industry.

Denny Tang. Mr. Tang has been our Chief Financial Officer since May 2020. Mr. Tang has also served as a director of Beijing Soho Square Advertising Co. Ltd. since September 2012. He has extensive experience working in a multi-cultural and complex matrix reporting hierarchy and has served as the chief financial officer of Scienjoy since February 2020. From 2007 to 2017, Mr. Tang served as the Group Finance Director at Ogilvy Beijing, a 4A agency that offers a broad range of marketing communication service. While at Ogilvy Beijing, Mr. Tang led 4 directors and set up direct procurement function that is first in kind in the PRC advertising industry. He also assumed board of directorship in more than 20 subsidiaries and was the point of contact of JV partners. From 1999 to 2007, Mr. Tang was the business planning & developing manager (head of finance) at PCCW-NOW TV, where he was in charge of the whole finance of a pay TV operator. From 1996 to 1999, Mr. Tang worked as the business development manager at New World Infrastructure, where he participated in due diligence, project finance pre & post acquisition and assisted in IPO listing of China.com, the first PRC internet company listed in the U.S. From 1992 to 1994, Mr. Tang was a senior associate at KPMG’s Beijing office and involved in advisory and reconstruction projects of pre-listing of A/B shares of PRC state owned enterprise. Mr. Tang graduated from Hong Kong Polytechnic University with Honors in Accountancy and earned his MBA degree from the Chinese University of Hong Kong while gaining exchange experience at Columbia Business School. We believe that Mr. Tang is qualified to serve as the Chief Financial Officer because he has extensive experience in accounting, finance, and business management at leading companies in the media and internet industry.

Yongsheng Liu. Mr. Liu was our Chief Executive Officer and Chairman of our Board since our inception through the closing of the Business Combination and is currently a Director and Vice Chairman of the Board. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate M&A transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Since August 2020, Mr. Liu has been chief executive officer and chairman of the board of Goldenbridge Acquisition Limited. From March 2017 to April 2018, Mr. Liu served as Chairman and CEO of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992.We believe that Mr. Liu is qualified to sit on our board due to his many years of public company management and director experience, along with his expertise in strategic planning, corporate financing and business development.

Jining Li. Mr. Li has served as a Director of our Board since September 2018 and since the closing of the Business Combination he has been an Independent Director of our Board. Mr. Li has been a director of Goldenbridge Acquisition Limited since August 2020. Mr. Li is the Founder and has acted as the Chairman of Star Jet Co., Ltd in Shanghai, China, since 2009. Mr. Li has also been the Chairman of Keen Nice Communications Limited since 2006. Prior to Star Jet, Mr. Li founded United Eagle Airlines as the first non-government-owned airline company in the history of Chinese aviation industry in 2004. From 2004 to 2008, Mr. Li was the Chairman of United Eagle Airlines. He served as the Chairman of China Internet Investment Finance Holdings Limited (HKEx: 00810) from 2005 to 2007. In 2004, He was named as the Top Ten Most Influential People in China for his pioneer achievements in aviation industry. In 1998, Mr. Li founded Guangdong Ying Lian Tong Telecommunication Services Co., Ltd and served as Chairman until 2004. From 1990 to 1998, Mr. Li served as Chairman of Huahui Import and Export Trading Company. From 1988 to 1990, Mr. Li served as a manager in Guangdong Branch of China Council for the Promotion of International Trade. We believe that Mr. Li is qualified to sit on our board due to his many years of public company management and director experience, along with his expertise in strategic planning, corporate financing and business development.

Huifeng Chang. Mr. Chang has served as an Independent Director of our Board since May 2020. He has extensive experience in business supervision and management. Since 2016, Mr. Chang has served as the chief financial officer and overseen a finance/accounting/tax/auditing staff of 200 people at Canadian Solar Inc., a global company with $4 billion revenue across more than 20 countries. Mr. Chang has also been a partner at Artis Consulting LLC since 2017 and a director at Aquamarine Capital Management LLC since 2015. From 2010 to 2015, Mr. Chang was the head of trading at CICC US Securities, Inc.’s Equity Trading department and oversaw an equity trading desk that serves over 300 institutional investors in the U.S. and over 50 institutional investors in China/Hong Kong SAR. From 2008 to 2010, Mr. Chang was the CEO at China Southern Oriental Patron (CSOP) Asset Management, a company he started from scratch and led to full operation. From 2000 to 2008, Mr. Chang was an equity prop trader at Citigroup Global Capital Markets. Before that, he worked as a derivative and risk modeler at Kamakura Corporation in Honolulu for a year. From 1995 to 1999, he served as a marketing manager at Philip Services Corporation in Honolulu. Mr. Chang graduated from Nanjing Agricultural University with a Bachelor of Science in Soil Science and Agri-chemistry and from the Chinese Academy of Science with a Master of Science in Soil Physics. He earned his Ph.D. in Soil Physics in 1991 and MBA in 1995 from the University of Hawaii. We believe Mr. Chang is qualified to serve as an independent director because he is experienced in company management and business development.

Jian Sun. Mr. Sun has served as an Independent Director of our Board since May 2020. He has extensive experience in the accounting field, both in academia and in practice. Mr. Sun is a Certified Public Accountant and has published articles in the field of accounting, business finance, and corporate governance. Since 2017, Mr. Sun has been a professor in the School of Accountancy at Central University of Finance and Economics in China (the “CUFE”). Since September 2016, he has also served as the vice dean at the CUFE. From 2009 to 2017, Mr. Sun taught at the CUFE, first as an assistant professor and then as an associate professor. Since 2017, he has served as an independent director at Founder Financing Services Company Limited and at Huadian Energy Company Limited. From 2015 to 2018, he served as an independent director at Panda Financial Company Limited. He also holds part-time academic positions at the Accounting Information Committee of Accounting Society of China and Accounting Information Standardization Committee of the China Ministry of Finance. Mr. Sun earned his bachelor’s degree and master’s degree in accounting from Southeast University’s Economic and Management School in 2003 and 2006, respectively. He obtained his Ph.D. in accounting from Renmin University in 2009. From 2015 to 2016, he was a visiting scholar at Eli Broad Business School, Michigan State University. We believe Mr. Sun is qualified to serve as an independent director because he has a deep understanding of accounting and has also served as an independent director at various companies before.

Yibing Liu. Mr. Liu has served as an Independent Director of our Board since May 2020. He has rich experience and expertise with technology, sales, strategy, and business development in the technology industry and in private equity and venture capital investment. Mr. Liu has been the founder and the executive director of Xinjiang Holgus Enkeer IT Co., Ltd. and Xiamen Huachanghui Investment Co. Ltd. since 2017 and 2016, respectively. Mr. Liu has been the partner of Beijing Wuyue Yuanhang Venture Capital LLP and Tianjin Haiyin Private Investment Fund LLP since 2015 and 2011, respectively. Mr. Liu received his master’s degree from Peking University. We believe Mr. Liu is qualified to serve as an independent director because he has practical experience and expertise in managing technology companies.

Voting Agreement

Upon the closing the Business Combination, we, Sponsor, Lavacano and WBY entered into a six-year Voting Agreement, which, among others, provides (i) Lavacano and WBY have the right to designate (A) 2 directors before the third anniversary of the closing date and 3 directors thereafter and (B) 3 independent directors throughout the six-year term, and (ii) Sponsor has the right to designate (A) 1 director until the third anniversary of the closing date and (B) 1 independent director throughout the six-year term. The parties to the Voting Agreement agreed to vote in favor of election of the foregoing designees. For additional information about such arrangement, please see “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transactions.”

B.	Compensation of Directors and Executive Officers

Company Executive Officers and Director Compensation Prior to the Closing of the Business Combination

Prior to the closing of the Business Combination, other than the HKD$50,000 per month that had been paid since July 2018 to Yongsheng Liu, no executive officer had received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, we agreed to reimburse such individuals for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There was no limit on the amount of these out-of-pocket expenses and there was no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which included persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Executive Officers Compensation of Scienjoy for the Last Full Financial Year

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB2.26 million (US$2.26/6.7341= 0.34 million) in cash to our directors and executive officers, and we paid an aggregate of RMB0.58 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Equity Incentive Plan.”

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, for the purpose of to providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. As of the date of this report, no equity award has been granted under 2021 Plan.

The following paragraphs summarize the terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. The 2021 Plan is administered by our Board or committee or individuals authorized by our Board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and the consultants of our company and any Related Entity (as defined in the 2021 Plan) are eligible to participate pursuant to the terms of the 2021 Plan.

Conditions of Award. Subject to the terms of the Plan, the plan administrator shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies, and satisfaction of any performance criteria.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2021 Plan after ten years from the date the 2021 Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Termination and Amendment. Unless terminated earlier, the 2021 Plan has a term of 10 years. The plan administrator has the authority to amend or terminate the 2021 Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

C.	Board Practices

We are managed by a Board which currently consists of seven directors. Our Third Amended and Restated Memorandum and Articles of Association provides that the minimum number of directors shall be two and there shall be no maximum number of directors. Subject to the Voting Agreement, the directors shall be elected by Resolution of Shareholders or, where permitted by our Third Amended and Restated Memorandum and Articles of Association, by Resolution of Directors. Pursuant to the respective director service agreement, the current directorship term of each of our current non-executive directors (including the independent directors) shall expire on the earlier of the date of the next annual stockholders meeting and the earliest of the following to occur: (a) the death of the director; (b) the termination of the director from his membership on the Board by the mutual agreement of us and the director; (c) the removal of the director from the Board in accordance with our governing documents; and (d) the resignation by the director from the Board.

Employment Agreements

Prior to the closing of the Business Combination, we had not entered into any employment agreements with our executive officers, and had not made any agreements to provide benefits upon termination of employment. Our current executive officers have entered into employment agreements with certain of our operating subsidiaries. These agreements each contain customary terms, including each executive officer’s salary, bonus, duties, employment benefits, noncompetition, non-solicitation, confidentiality of information, assignment of inventions and intellectual property, and termination. Either party may terminate these employment agreements with either thirty days’ written notice to the other party as specified in the respective agreements, or we may elect to terminate any of these service agreements and make a one-month payment in lieu of notice. We may also terminate an executive officer’s employment for certain causes, at any time, without prior notice or compensation. The foregoing description of the terms of the employment agreements is qualified in its entirety by reference to the provisions of the Employment Agreements filed as Exhibit 10.2 to 10.5 to this registration statement on Form F-1, which is incorporated herein by reference.

Director Service Agreements

In connection with their election as our directors, each of our current non-executive directors (including the independent directors) has entered into a standard director service agreement (the “Form Director Service Agreement”) with us, pursuant to which (a) such director will be entitled to annual cash retainers and/or equity incentive plans (which have yet to be established), (b) we agreed to indemnify its directors to the fullest extent authorized in our governing documents and applicable law, and such indemnity only applies if the director acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, we had no reasonable cause to believe that the director’s conduct was unlawful; and (c) the directorship term will expire at the next annual stockholders meeting, subject to earlier extraordinary events. The foregoing description of the terms of the Form Director Service Agreement is qualified in its entirety by reference to the provisions of the Form Director Service Agreement filed as Exhibit 4.8 to this annual report, which is incorporated herein by reference.

Committees of the Board of Directors

There are three standing committee of our Board: the Audit Committee, the Nominating Committee and the Compensation Committee. The composition of each committee are described below:

●	Audit Committee: Jian Sun (Chairperson), Huifeng Chang, and Yibing Liu;

●	Nominating Committee: Huifeng Chang (Chairperson), Jian Sun, and Yibing Liu; and

●	Compensation Committee: Yibing Liu (Chairperson), Huifeng Chang, and Jian Sun.

The members of each committee are all “independent” under the Nasdaq’s listing standards. Mr. Chang is also a “financial expert” under the listing requirements of Nasdaq.

The Audit Committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages our independent accountants, reviewing their independence and performance; reviews our accounting and financial reporting processes and the integrity of its financial statements; the audits of our financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors; our compliance with legal and regulatory requirements; and the performance of our internal audit function and internal control over financial reporting.

The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. Specifically, the Nominating Committee makes recommendations to the Board regarding the size and composition of the Board, establishes procedures for the director nomination process and screens and recommends candidates for election to the Board. On an annual basis, the Nominating Committee recommends for approval by the Board certain desired qualifications and characteristics for board membership. Additionally, the Nominating Committee establishes and administers a periodic assessment procedure relating to the performance of the Board as a whole and its individual members. The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

The Compensation Committee reviews annually our corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans, makes recommendations to the Board with respect to non-CEO and non-CFO compensation and administers our incentive-compensation plans and equity-based plans. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. Our chief executive officer of may not be present during voting or deliberations of the Compensation Committee with respect to his compensation. our executive officers do not play a role in suggesting their own salaries. Neither we nor the Compensation Committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation.

D.	Employees

We had 197 employees as of December 31, 2019 and 249 employees as of December 31, 2020. As of December 31, 2019 and as of December 31, 2020, all of our employees were located in China. The following table sets forth a breakdown of our employees by function as of December 31, 2019 and as of December 31, 2020.

	As of December 31, 2019		As of December 31, 2020
	Number	%	Number	%
Functions:
General Operations	70	35.5%	89	35.8%
Research and Development	58	29.4%	70	28.1%
Sales and Marketing	18	9.1%	18	7.2%
Legal and Internal Audit	2	1.1%	1	0.4%
General Administration	35	17.8%	46	18.5%
Product	14	7.1%	25	10.0%
Total number of employees	197	100%	249	100%

E.	Share Ownership

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have, immediately prior to the date of the report, sole voting and investment power with respect to all of the Company’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below have, immediately prior to the date of this report, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All Company stock subject to options or warrants exercisable within 60 days of the consummation of this report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The percentages in the table are based on 30,764,592 shares of Ordinary Shares and 6,023,800 warrants outstanding as of April 26, 2021, assuming none of the warrants have been exercised. In calculating this percentage for a particular holder, we treated as outstanding the number of our Ordinary Shares issuable upon exercise of that particular holder’s warrants and did not assume exercise of any other holder’s warrants.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Shares of Ordinary Shares
Oriental Holdings Limited (2)(3)(4)	1,632,000	5.28%
Lavacano Holdings Limited (5)	17,970,600	58.41%
Cosmic Soar Limited (6)(7)	4,327,679	14.07%
WBY Entertainment Holdings Ltd. (8)(9)	4,492,650	14.60%
Sheng Hou (7)	4,327,679	14.07%
Xiaowu He (10)	—	—
Bo Wan (8)	4,492,650	14.60%
Yongsheng Liu (2)(3)	143,750	*
Denny Tang	—	—
Jining Li (2)(3)	1,632,000	5.28%
Huifeng Chang	—	—
Jian Sun	—	—
Yibing Liu	—	—
All directors and officers as a group (8 individuals)	6,268,400	20.29%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation, 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China
(2)	Mr. Jining Li and Mr. Yongsheng Liu jointly own, and Jining Li controls, Oriental Holdings Limited.
(3)	The address of Mr. Yongsheng Liu, Mr. Jining Li and Oriental Holdings Limited is Unit B, 17/F Success Commercial Building 245-251 Hennessy Road, Wanchai, Hong Kong.
(4)	Mr. Jining Li has voting and dispositive power over the shares owned by Oriental Holdings Ltd.
(5)	The address of Lavacano Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden island, Mahe, Republic of Seychelles.
(6)	The address of Cosmic Soar Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Island.
(7)	Mr. Sheng Hou has voting and dispositive power over the shares owned by Cosmic Soar Limited.
(8)	Mr. Bo Wan has voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.
(9)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(10)	Mr. Xiaowu He indirectly owns 39.0625% equity interest in Lavacano Holdings Limited. He is a member of the board of directors of Lavacano and shares voting and dispositive power over the securities held by Lavacano with the other two members of the board of directors of Lavacano. Mr. Xiaowu He disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

As of April 26, 2021, 3,715,162 of our Ordinary Shares are held by record holders in the United States. Our controlling shareholder, Lavacano may distribute our Ordinary Shares it owns to its two shareholders in the future, which may result in a change in control of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

Insider Shares

In July 2018, the Company issued an aggregate of 1,150,000 founder shares to the Initial Shareholders for an aggregate purchase price of $25,100 in cash. On October 15, 2018, the Company effected a 5 for 4 stock split of its ordinary shares, resulting in 1,437,500 founder shares outstanding. All share and per-share amounts have been retroactively restated to reflect the stock split. The founder shares included an aggregate of up to 187,500 shares subject to forfeiture by the Initial Shareholders to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Shareholders did not purchase any Public Shares in the IPO and excluding the Private Units and underlying securities). In connection with the underwriters’ exercise of the over-allotment option in full on February 20, 2019, 187,500 founder shares are no longer subject to forfeiture.

The Initial Shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a business combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a business combination, or earlier, in either case, if, subsequent to a business combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placements

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 247,500 Private Units at a price of $10.00 per Private Unit, or $2,475,000 in the aggregate. On February 20, 2019, in connection with the underwriters’ exercise of the over-allotment option in full, the Sponsor purchased an additional 22,500 Private Units for an aggregate purchase price of $225,000. The proceeds from the Private Units were added to the proceeds from the IPO held in the trust account. The Private Units are identical to the units sold in the IPO except the Private Units will be non-redeemable. In connection with the closing of the Business Combination, these units were converted into 297,000 shares and 135,000 warrants.

Administrative Services Agreement

The Company entered into an agreement, commencing on February 5, 2019 through the earlier of the consummation of a business combination or the Company’s liquidation, to pay the Sponsor a monthly fee of $10,000 for general and administrative services, including office space, utilities and administrative services, of which HKD50,000 per month will be paid to the Company’s Chief Executive Officer for services to the Company. Upon the closing of the Business Combination, we ceased paying these monthly fees.

Related Party Extension Loans

On January 28, 2020, the time available to us to complete the Business Combination was extended to May 8, 2020 after Scienjoy, on behalf of our Initial Shareholders or their affiliates or designees, deposited $575,000 into our trust account. In conjunction with the extension, we issued an unsecured promissory note in the aggregate principal amount of $575,000 to Scienjoy in exchange for it depositing such amount into the Company’s trust account. The note does not bear interest and is subject to the following terms and conditions: (1) if the closing of the Business Combination does not occur, such note will not be repaid, and (2) if the closing of the Business Combination does occur, such note shall be automatically converted into additional Private Units issued to Scienjoy or its assigns or successors in interest at a price of $10.00 per unit upon closing of the Business Combination by us. At the closing of the Business Combination, such note has been automatically converted into 50,600 Ordinary Shares and 12,650 Ordinary Shares issued to Lavacano and WBY in accordance with the terms and conditions thereof.

Registration Rights Agreements

In connection with our IPO, we, the Initial Shareholders and Sponsor entered into a registration right agreement, pursuant to which the holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Sponsor Shares can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the Initial Shareholders and Sponsor have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements. Chardan Capital Markets, LLC (“Chardan”), our underwriter during our IPO, has joined this registration right agreement with respect to the 402,983 Ordinary Shares issued to Chardan by the Company in full satisfaction of the deferred underwriting commission.

In addition, in connection with the Business Combination, we, Lavacano and WBY entered into a registration rights agreement, providing for the registration of the ordinary shares issued to Lavacano and WBY pursuant to the terms of the Share Exchange Agreement (“Merger Shares”). Pursuant to the registration rights agreement, at any time on and after May 7, 2020, Lavacano and WBY are entitled to (i) make up to two written demand for registration under the Securities Act of all or part of the Merger Shares, and (ii) certain “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Letter Agreement with Initial Shareholders

In connection with our initial public offering, the Initial Shareholders have agreed, pursuant to written letter agreements with us, (A) to vote their Initial Shares (as well as any public shares acquired in or after this offering) in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our amended and restated memorandum and articles of association that would stop our public shareholders from converting or selling their shares to us in connection with a business combination or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within 12 months from the closing of this offering (or 21 months, if we extend the time to complete a business combination) unless we provide public shareholders with the opportunity to convert their public shares into the right to receive cash from the trust account, (C) not to convert any Initial Shares (as well as any other shares acquired in or after this offering) into the right to receive cash from the trust account in connection with a shareholder vote to approve our Business Combination (or sell any shares they hold to us in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of our amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the Initial Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Subscription Agreement with the Sponsor

Pursuant to the subscription agreement between the Sponsor and us, the Sponsor has agreed (A) to vote the Sponsor Shares in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of our obligation to redeem 100% of our Ordinary Shares sold in our initial public offering if we do not complete an initial business combination within 12 months from the closing of the initial public offering (or up to 21 months, as applicable), unless we provides the holders of Ordinary Shares sold in the IPO with the opportunity to redeem their Ordinary Shares upon approval of any such amendment, (C) not to convert any Sponsor Shares for cash from the trust account in connection with a shareholder vote to approve our proposed initial business combination or a vote to amend the provisions of our amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the Sponsor Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. Our Sponsor has also agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

Stock Escrow Agreement with the Initial Shareholders

Our Initial Shareholders have agreed not to transfer, assign or sell any of the Initial Shares (except to certain permitted transferees) until (1) with respect to 50% of the Initial Shares, the earlier of six months after the date of the consummation of Business Combination and the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (2) with respect to the remaining 50% of the Initial Shares, six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Voting Agreement

In connection with the Business Combination, the Sponsor, Lavacano, WBY and we have entered into a six year Voting Agreement, which provides that after the closing of the Business Combination and as promptly as practicable following the determination that we qualify as a Foreign Private Issuer, each party to the Voting Agreement agrees to vote to reclassify our Ordinary Shares into class A and class B ordinary shares and convert a certain amount of class A ordinary shares to class B ordinary shares. The Voting Agreement further provides that (i) Lavacano and WBY have the right to designate (A) 2 directors before the third anniversary of the closing date and 3 directors thereafter and (B) 3 independent directors throughout the six-year term, and (ii) Sponsor has the right to designate (A) 1 director until the third anniversary of the closing date and (B) 1 independent director throughout the six-year term and the parties to the Voting Agreement must vote in favor of such election of directors.

Indemnification Agreements

Effective as of the closing date of the Business Combination, we entered into indemnification agreements with certain of our directors. Each indemnification agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director to the fullest extent permitted by law for claims arising in his or her capacity as our director.

Resale Lock-up Agreements with Lavacano and WBY

In connection with the Business Combination, we entered into Resale Lock-Up Agreements with Lavacano and WBY, providing that Lavacano and WBY will not, within 365 calendar days from the closing of the Business Combination (May 7, 2020), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) the ordinary shares issued at the closing of the Business Combination, i.e. 15,570,600 ordinary shares and 3,892,650 ordinary shares for Lavacano and WBY, respectively, and (ii) any ordinary shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company. However, Lavacano and WBY are allowed to transfer any of the lock-up shares (other than the escrow shares while they are held in the escrow account pursuant to the Escrow Agreement in connection with the Business Combination) under certain situations specified in the respective Resale Lock-up Agreement.

Escrow Agreement with Lavacano and WBY

In connection with the Business Combination, we entered into an Escrow Agreement with Lavacano and WBY, pursuant to which the Company shall deposit in an escrow account 10% of the aggregate amount of Ordinary Shares issued to the Lavacano and WBY in the Business Combination, to secure the indemnification obligations of Lavacano and WBY as contemplated by the Share Exchange Agreement. Such shares will be held in the escrow account for twelve months after the closing of the Business Combination, unless certain events occurred as specified in the escrow agreement.

Additional Earn-out Shares for Lavacano and WBY

Pursuant to the Share Exchange Agreement, Lavacano and WBY may be entitled to receive additional earn-out shares as follows: (1) if the Company’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, Lavacano and WBY will be entitled to receive 3,000,000 ordinary shares of SHC (subject to the reclassification of our Ordinary shares as described in more details under Section “Voting Agreement” above); and (2) if the Company net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, Lavacano and WBY will be entitled to receive 3,000,000 Ordinary Shares (subject to the reclassification of our Ordinary shares as described in more details under Section “Voting Agreement” above). The Company’s net income before tax has achieved more than RMB 190,000,000 for the year ended December 31, 2020, therefore the Company has issued 2,400,000 Ordinary Shares to Lavacano and 600,000 Ordinary Shares to WBY on March 25, 2021.

Notwithstanding the net income before tax achieved by the Company for any period, Lavacano and WBY will receive (i) 3,000,000 earn-out shares if the Company’s share price is higher than $20.00 for any sixty days in any period of ninety consecutive trading days between the 13th month and 24th month following the Business Combination, and (ii) 3,000,000 earn-out shares if the Company’s share price is higher than $25.00 for any sixty days in any period of ninety consecutive trading between the 25th month and 36th month following the Business Combination.

Unit Purchase Option with Chardan

We sold Chardan, for $100, an option to purchase up to a total of 431,250 units exercisable, in whole or in part, at $11.50 per unit (or an aggregate exercise price of $4,959,375) commencing on the later of the consummation of the Business Combination. Since the rights underlying the units automatically converted into Ordinary Shares upon our Business Combination, the option effectively represents the right to purchase 474,375 Ordinary Shares. The purchase option also represents 431,250 warrants to purchase 215,625 Ordinary Shares, for $2,479,687.5. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years on February 5, 2024. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the date of our IPO of the securities directly and indirectly issuable upon exercise of the option. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

As of the date of this report, Chardan has exercised a portion of its Unit Purchase Option to purchase 100,000 units of the Company, and the Company has issued 110,000 Ordinary Shares and 100,000 warrants to Chardan.

Agreements with Chardan

On April 9, 2019, we entered into a financial advisory agreement with Chardan according to which Chardan is engaged to provide us financial advisory services in connection with the identification of and negotiation with potential targets, assistance with due diligence, marketing, financial analyses and investor relations. The advisory fee will be paid in the form of newly issued shares of the combined company at the closing and is based on the aggregate value of the Business Transaction equal to two percent (2%) of the amount up to $175 million plus one percent (1.0%) of the aggregate value above $175 million. As a result, at the closing of our Business Combination we issued 369,000 shares of Ordinary Shares representing a fee of $3,690,000.

On April 10, 2020, we and Chardan entered into a deferred underwriting fee agreement pursuant to which Chardan will receive shares equal to the $1,750,000 of deferred underwriting fee from our IPO divided by the effective conversion price. The effective conversion price is defined as the volume weighted average price (VWAP) of our rights from the date of the mailing of our definitive agreement to the date of our shareholders meeting on May 5, 2020, multiplied by 10. As a result, we issued 402,983 shares to Chardan in full satisfaction of the deferred underwriting commission as the underwriter in our IPO. We and Chardan entered in to a joinder to the Registration Rights Agreement among the Company and the Initial Shareholders and Sponsor, granting Chardan registration rights thereunder with respect to the shares issued to Chardan as deferred underwriting commission.

On April 7, 2020, we entered into a service agreement with Chardan, according to which Chardan was engaged to provide professional advisory, consulting and other investment banking services to us in connection with the Business Combination, including advice related to business and finance, capital market activities, market data, up-listing processes, general industry insight and investor relations. We paid Chardan an aggregate advisory fee of $240,000.

Agreement with Fuhua

We engaged China Fuhua Hong Kong Financial Group Limited (“Fuhua”), a financial services company in Hong Kong, China, to introduce Scienjoy to us. Pursuant to the engagement letter entered on April 15, 2019, Fuhua will assist the Company with due diligence, developing and designing the transaction structure and negotiation of the valuation of Scienjoy as reasonably requested by us. This engagement letter provided that we pay Fuhua equal to 1.8% of the aggregate value of the initial consideration of the Business Combination in the form of newly issued Ordinary Shares. 1.8% was later reduced to 1% based on an amended agreement dated April 7, 2020. As a result, we issued 164,000 Ordinary Shares to Fuhua at the closing of our Business Combination.

Additional Earn-out Shares for Cosmic Soar Limited

Pursuant to the earn-out provisions of the BeeLive Acquisition Agreement, so long as the prior core management members of BeeLive group have complied with the employment agreement that he or she has entered into with BeeLive group and no material changes have occurred, (i) if the BeeLive group’s total annual revenue is no less than RMB 336.6 million in Year 2020, Cosmic Soar Limited will be entitled to received additional 540,960 Ordinary Shares; (ii) if the BeeLive group’ total annual revenue is no less than RMB 460.6 million in Year 2021, Cosmic Soar Limited will be entitled to received additional 540,960 Ordinary Shares; and (iii) if the BeeLive group’ total annual revenue is no less than RMB 580.9 million in Year 2022, Cosmic Soar Limited will be entitled to received additional 540,960 Ordinary Shares. If the total annual revenue of BeeLive group in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, Cosmic Solar Limited will be entitled to a reduced number of the earn-out shares. BeeLive group’s total annual revenue has achieved more than RMB 336.6 million for Year 2020, therefore the Company has issued 540,960 Ordinary Shares to Cosmic Soar Limited on March 25, 2021.

Resale Lock-up Agreement with Cosmic Soar Limited

In connection with the Beelive Acquisition, we entered into a Resale Lock-Up Agreement with Cosmic Soar Limited (“Cosmic”) on September 10, 2020, providing that Cosmic will not, within 365 calendar days from the date thereof, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) 3,786,719 ordinary shares issued to Cosmic at the closing of the BeeLive Acquisition, and (ii) any ordinary shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company.

Contractual Arrangements with Scienjoy VIEs and the Shareholders of the Scienjoy VIEs

Please see “Item 4. Information on the Company—A. History and Development of the Company, and Item 4. Information on the Company—Organizational Structure.”

Other Transactions with Related Parties

The principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholder

Sixiang Huizhi (Beijing) Technology Culture Co., Ltd.	Where Mr. He Xiaowu acted as Legal Representative, Manager and President

Beijing Junwei Technology Co., Ltd.	Controlling shareholder of SG and HX

Wangqin Wuxian(Beijing)Technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Beijing NQ Mobile Inc.	Holding company of Sixiang Times (Beijing) Technology Co., Ltd

Holgus WanPu Web Technology Co., Ltd.	Subsidiary company of Beijing NQ Mobile Inc.

Chuangda Huizhi (Beijing)Technology Co., Ltd.	Subsidiary company of Sixiang Times (Beijing) Technology Co., Ltd. where Mr. Lu acted as legal representative

Beijing Huayidongchen Technology Co., Ltd.	Subsidiary company of Sixiang Times (Beijing) Technology Co., Ltd. where Mr. Lu acted as legal representative

Sixiang Mifeng (Tianjin) Technology Co., Ltd (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd)	Sixiang Times (Beijing) Technology Co., Ltd. was its major shareholder

Beijing WanPu century technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

Purchases from related parties

For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

		For the years ended December 31,
		2018	2019	2020	2020
		RMB	RMB	RMB	USD
Beijing WanPu Century Technology Co Ltd	Market promotion expenses	¥16	¥16	¥-	$-
Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	¥8,399	¥986	¥2,106	$323

Balances with related parties

As of December 31, 2019 and 2020, the amounts due from/to related parties are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Loan receivables - related parties
Beijing Junwei Technology Co., Ltd.(1)	¥500	¥-	$-
Total	¥500	¥-	$-

Amount due from related parties
Lavacano Holdings Limited	¥7	¥7	$1
Total	¥7	¥7	$1

Loan payables - related parties
ENMOLI INC(2)	¥5,525	¥-	$-
Total	¥5,525	¥-	$-

Amount due to related parties
Sixiang Times (Beijing) Technology Co., Ltd.(3)	¥986	¥-	$-
Beijing WanPu Century Technology Co., Ltd.	¥7,496	¥-	$-
Total	¥8,482	¥-	$-

1)	In October 2019, SG entered into an interest-free loan agreement with Beijing Junwei Technology Co., Ltd. at principal of RMB500. The loan was fully repaid on March 24, 2020.

2)	In January 2019, Scienjoy HK entered into an interest-free loan agreement with Enmoli Inc. at principal of $788. The loan matures on December 31, 2020. In January 2020, Scienjoy HK entered into an interest-free loan agreement with Enmoli Inc. at principal of $600. In April 2020, Scienjoy HK entered into an interest-free loan agreement with Enmoli Inc. at principal of $250. The loan was fully repaid on May 18, 2020.

3)	The balance as of December 31, 2019 represented unpaid service fee.

On August 10, 2020, the Company entered into an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) to acquire 100% of the equity interest in BeeLive from its two controlling companies. Pursuant to the BeeLive Acquisition Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares to be issued by the Company. The share consideration payments are subject to certain performance conditions and requirements over the following three years. The Company believes the acquisition will generate powerful synergies and significantly bolster the Company’s competitive advantages in the industry going forward. In connection with the acquisition transaction, the Company advanced RMB 34,780 (US$4,923) to an entity controlled by the shareholders of BeeLive, during the period from July to August 2020, which will be utilized to offset the purchase price. Furthermore, in April 2020 and August 2020, the Company advanced RMB50 million and RMB5.5 million, respectively, to BeeLive, to supports its expansion in its operation. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Ordinary Shares to Cosmic Soar Limited.

On January 5, 2021, the Company entered into a US dollar borrowing agreement with Enmoli Inc, a company controlled by Mr. Xiaowu He, the Chairman and chief executive officer of the Company. Pursuant to the agreement, the Company borrowed US$ 2 million from Enmoli Inc. with a term of 1 year and an annual interest of 4%. The purpose of the borrowing is to provide sufficient US dollar funds for the Company’s oversee business development.

On January 5, 2021, the Company loaned RMB 13 million (or approximately US$2 million) to Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partner), an entity related to Mr. Xiaowu He, the Chairman and chief executive officer of the Company for a term of 1 year with an annual interest of 4%.

On January 11, 2021, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Cross Wealth Investment Holding Limited (“Cross Wealth”), an entity related to two directors of the Company. Pursuant to the Share Purchase Agreement, the Company purchased 606,061 ordinary shares (“Shares”) of Goldenbridge Acquisition Limited (“Goldenbridge”) from Cross Wealth for an aggregated consideration of US$ 2 million or US$3.3 per share (the “Share Price”). Goldenbridge was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (“De-SPAC”) and is currently conducting an initial public offering of its securities (“Offering”). The Company’s share purchase is for investment purposes only and will not participate in any activities conducted by Cross Wealth in its capacity as the sponsor, promotor or similar role in connection with the Offering or the De-SPAC. If the Goldenbridge fails to consummate the Offering prior to June 30, 2021 or other date as mutually agreed by the Seller and the Company, the Company shall have the rights in its discretion, but not the obligation, to cause the Seller to repurchase back all or a portion of the Shares at the Share Price at any time. If Goldenbridge fails to consummate a De-SPAC within 21 months after the consummation of the Offering, the Buyer shall have the rights in its discretion, but not the obligation, to cause the Seller to repurchase back all or a portion of the Shares at the Share Price at any time. In addition, at any time before the eighteenth month anniversary of the completion of De-SPAC, if the Company plans to resell or otherwise transfer any portion or all of the shares at a price less than the Share Price, the Seller shall have the right in its discretion, but not the obligation, to repurchase back all or a portion of the Shares at the Share Price (“Right of First Refusal”). In the event that Seller opts not to exercise its Right of First Refusal, then the Seller shall pay the Company an amount equal to (i) the price shortfall multiplied by (ii) the number of the Shares being resold or transferred; provided that in case of a privately negotiated sale, such transfer or resale shall be negotiated in good faith and at arm’s-length by parties of equal bargaining strength.

Related Party Policy

Our Code, requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing any conflicts of interest and related-party transactions to assess an impact on the Company’s internal controls on financial reporting and disclosure.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 4. Information on the Company—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 4. Information on the Company—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

Dividend Policy

Since inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plans to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that the board of directors may deem relevant.

We are a company formed under the laws of the British Virgin Islands and all of operations are currently in the PRC.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

In order for us to distribute any dividends to our shareholders, we currently would have to on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “SJ”, and our Public Warrants are traded on OTC under the symbol “SJOYW”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We are a company incorporated in the British Virgin Islands as a BVI business company (with company number 1977965) whose registered office is at Clarence Thomas Building, Road Town, Tortola, British Virgin Islands, and our affairs are governed by our Memorandum and Articles of Association and the laws of the British Virgin Islands. For the purposes of the BVI Act, there are no limitations on the business that we may carry on.

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of a single class, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of April 26, 2021, 30,764,592 ordinary shares are issued and outstanding.

Ordinary Shares

Pursuant to our Memorandum and Articles of Association, holders of ordinary shares do not have any conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to the ordinary shares.

Each ordinary share confers upon the shareholder:

●	the right to one vote at a meeting of the Shareholders or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by us;

●	the right to an equal share in the distribution of our surplus assets on our liquidation

Key Provisions of Our Memorandum and Articles of Association and British Virgin Islands Laws Affecting Our Ordinary Shares or Corporate Governance

The following are summaries of material terms and provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our ordinary shares or corporate governance. This summary is not intended to be complete, and you should read our Memorandum and Articles of Association.

Voting Rights

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company, which will enter the name of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of ours, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct us to pay all costs of the application and any damages the applicant may have sustained.

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

There is nothing under the laws of the British Virgin Islands, which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, but cumulative voting for the election of directors is permitted only if expressly provided for in a BVI company’s memorandum or articles of association. We have not made provisions in our Memorandum and Articles of Association for cumulative voting for such elections.

Under British Virgin Islands laws, the voting rights of shareholders are regulated by our Memorandum and Articles of Association and, in certain circumstances, the BVI Act. Our Memorandum and Articles of Association govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless our Memorandum and Articles of Association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Dividend Rights

Each ordinary share is entitled to an equal share in any dividend paid by the Company. The Articles of Association provide that the directors of the Company may authorize a distribution (including a dividend) at a time and of an amount they think fit if they are satisfied that immediately after the distribution (or dividend) the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Preemption Rights

British Virgin Islands laws do not make a distinction between public and private companies and some of the protections and safeguards (such as statutory preemption rights, save to the extent that they are expressly provided for in our Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands laws. There are no preemption rights applicable to the issuance of new shares under either British Virgin Islands laws or our Memorandum and Articles of Association.

Liquidation Rights

We may by resolution of shareholders or, subject to section 199(2) of the BVI Act, by resolution of directors appoint a voluntary liquidator.

Transfer of Shares

Any shareholder may transfer all or any of his shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. The instrument of transfer of any share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange (such as NASDAQ Capital Market) or in any other form approved by the directors.

Share Repurchases and Redemptions

As permitted by the BVI Act and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

Board of Directors

We are managed by a Board which currently consists of seven directors. Our Memorandum and Articles of Association provide that the minimum number of directors shall be two and there shall be no maximum number of directors.

The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party. There are no share ownership qualifications for directors.

Meetings of our Board may be convened at any time deemed necessary by any of our directors.

A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

We do not have any age limitations for our directors, nor do we have mandatory retirement as a result of reaching a certain age.

Staggered Board of Directors

Our Memorandum and Articles of Association provide for a staggered Board consisting of two classes of directors. Our directors are appointed by our shareholders and are subject to rotational retirement every two years. The initial terms of office of the Class I and Class II directors have been staggered over a period of two years to ensure that all directors of the company do not face reelection in the same year. However, the directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation.

Meetings of Shareholders

Any of our directors of may convene meetings of the shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

Upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.

Subject to our Memorandum and Articles of Association, the director convening a meeting of members shall give not less than 7 days’ written notice of such meeting to: (a) those members whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting; and (b) the other directors.

A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote at the meeting. A quorum may be comprised of a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our Memorandum and Articles of Association can generally be amended by with the approval of the holders of a majority of our outstanding ordinary shares or by a resolution of the board of directors. In addition, pursuant to our Memorandum and Articles of Association, our board of directors may amend our Memorandum and Articles of Association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

●	restrict the rights or powers of the shareholders to amend our Memorandum and Articles of Association;

●	change the percentage of shareholders required to pass a resolution of shareholders to amend our Memorandum and Articles of Association; or

●	amend our Memorandum and Articles of Association in circumstances where it cannot be amended by the shareholders;

●	certain provisions that our Memorandum and Articles of Association specifies cannot be amended.

Written Consent of Directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles of Association, only a majority of the directors are required to sign a written consent.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that a resolution of shareholders can be consented to in writing by a majority of in excess of 50 percent of the votes of ordinary shares entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may by resolution of shareholders or, subject to section 199(2) of the BVI Act, by resolution of directors appoint a voluntary liquidator.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “—Compulsory Acquisition” below. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, if at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

Election of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. As permitted by British Virgin Islands law, and pursuant to our Memorandum and Articles of Association, our first directors shall be appointed by the first registered agent within 6 months of the date of incorporation; and thereafter, the directors shall be elected by resolution of shareholders or, where permitted by our Memorandum and Articles of Association, by resolution of directors.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that directors may be removed from office, (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders of the Company entitled to vote, or (b) with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the British Virgin Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the British Virgin Islands are incorporated. In respect of such a merger or consolidation, a British Virgin Islands company is required to comply with the provisions of the BVI Act, and a company incorporated outside the British Virgin Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), records of license fees paid to date, any articles of dissolution, any articles of merger and a register of charges if the company has elected to file such a register.

A	shareholder of a company is entitled, on giving written notice to the company, to inspect:

a)	the memorandum and articles of association;

b)	the register of members;

c)	the register of directors; and

d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands laws and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction, and subject to compliance with the BVI Act shall not, by reason of his office be accountable to us for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

British Virgin Islands law has no comparable provision. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles of Association does not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association.

Rights of Non-resident or Foreign Shareholders and Disclosure of Substantial Shareholdings

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Money Laundering — British Virgin Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers or transferees to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber or transferee. In the event of delay or failure on the part of the subscriber or transferee in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited or refuse to amend the register of members to reflect the transferee’s ownership of the relevant shares.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

No laws of the British Virgin Islands, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders who do not reside in the British Virgin Islands.

E.	Taxation

The following discussion of material British Virgin Islands, PRC, and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementation rules (the “EIT Law”) provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside of China.

According to SAT Circular 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiary should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, however, we will continue to monitor our tax status.

If the PRC tax authorities determine that the Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be adjusted pursuant to a formula provided in applicable Treasury regulation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq Stock Market. If the Ordinary Shares are regularly traded on Nasdaq Stock Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov. This information can also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.scienjoy.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing bank deposits. The Company has not used derivative financial instruments to manage its interest risk exposure. Interest earning instruments carry a degree of interest rate risk. The Company has not been exposed to, nor does the Company anticipate being exposed to, material risks due to changes in market interest rates.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2019 and December 31, 2020, RMB134,772 and RMB222,609 (US$34,116), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

Foreign Currency Exchange Rate Risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2020. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act™.

In connection with the audit of our financial statements for the years ended December 31, 2020, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2020. The material weaknesses identified were:

(i) Lack of a formal risk assessment policy and procedures related to the identification, documentation, and implementation of relevant risk mitigation strategies and system

(ii) Lack of a formal policy and procedures on risk assessments regarding to third-party service organizations providing cloud-based infrastructure and software services and financial reporting

(iii) Lack of formal policy and procedures to establish an enterprise-wide disaster recovery and business continuity plan and related data backup exception reporting

(iv) lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented and planned to implement a number of measures to address the material weaknesses that has been identified in connection with the audit of our consolidated financial statements for the years ended December 31, 2020. We have engaged an international consulting firm to assist us to improve our internal control over financial reporting including IT system control and risk management. We have allocated additional resources, including staff or external consultants with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs.

However, we cannot assure you that all these measures will be sufficient to remediate our significant deficiencies in time, or at all. As we were a privately owned company prior to listing, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the period covered by this report, other than as described above, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Jian Sun, Huifeng Chang, and Yibing Liu, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

On May 12, 2020 our Board adopted (a) an Amended and Restated Code of Conduct and Ethics (the “Code”), which amended and restated our then existing code of conduct and ethics (the “Existing Code) in its entirety and applies to all officers, directors, and employees of us and our subsidiaries, and (b) an Insider Trading Policy (the “Policy”).

The Existing Code was refreshed and updated in connection with the Business Combination to conform the Code to reflect current best practices and enhance the personnel’s understanding of our standards of ethical business practices, promote awareness of ethical issues that may be encountered in carrying out an employee’s or director’s responsibilities, and improve its clarity as to how to address ethical issues that may arise. The updates include clarifications and enhancements to the purposes of the Code, compliance with law matters, policies regarding maintenance of our corporate records, and compliance standards and procedures of the Code. The adoption of the Code did not relate to or result in any waiver, whether explicit or implicit, of any provision of the Existing Code.

The Policy provides guidelines to employees, officers and directors of us and our subsidiaries with respect to transactions in our securities and the procedures set forth therein is intended to help prevent insider trading and to assist the employees, officers and directors of us and our subsidiaries in complying with their obligations under the federal securities laws.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP.

For the Year Ended December 31, 2020
Audit Fees(1)	700,000
Audit-related Fees(2)	34,700
Total	734,700

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	“Audit-Related Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the assurance and related services, which are not included under “Audit Fees” above

Pre-approval Policies

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the audit committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 12, 2020 we dismissed Marcum LLP (“Marcum”) as our independent registered public accounting firm. Effective May 12, 2020, Friedman LLP (“Friedman”) has been engaged as our new independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of Marcum and the engagement of Friedman as the independent registered public accounting firm. Marcum served as the independent registered public accounting firm for us since May 2, 2018, our inception as Wealthbridge Acquisition Limited. Friedman previously served as the auditor for Scienjoy prior to the consummation of the Business Combination and provided audit opinions in connection with Scienjoy’s consolidated financial statements for the fiscal years ended December 31, 2019 and 2018.

Marcum’s report on our financial statements for the fiscal year ended December 31, 2019 and for the period from May 2, 2018 (inception) through December 31, 2018 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal. We have provided Marcum with a copy of the foregoing disclosures and March has furnished us with a letter addressed to the SEC, which is attached hereto as Exhibit 16.1, stating it agrees with the statements made by us set forth above.

During the period from May 2, 2018 (inception) through December 31, 2019 and the subsequent interim period preceding the engagement of Friedman, neither we nor anyone on our behalf consulted with Friedman regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Friedman concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” (as described in Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K, respectively).

ITEM 16.G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in British Virgin Island, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and

●	exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company

We are “controlled company’’ as defined under the Nasdaq Stock Market Rules because Lavacano controls more than 50% of our voting rights. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on May 5, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 13, 2020).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.3	Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
2.4*	Description of Securities.
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bo Wan, dated February 8, 2020 (English Translation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

4.11	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Pei Lu, dated January 10, 2012(English Translation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.12	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bentong Deng. (Denny Tang), dated February 4, 2020 (English Translation) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.26	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Reslae Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.28	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.29	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.30	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
8.1*	Subsidiaries of the Registrant.
12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer
13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: May 3, 2021

SCIENJOY HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Scienjoy Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

May 3, 2021

SCIENJOY HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	137,351	224,768	34,447
Accounts receivable, net	120,110	228,214	34,975
Prepaid expenses and other current assets	11,557	13,753	2,108
Amounts due from related parties	7	7	1
Loan receivables - related parties	500	-	-
Total current assets	269,525	466,742	71,531

Property and equipment, net	736	1,356	208
Intangible assets, net	195	239,634	36,726
Goodwill	-	92,069	14,110
Long term investment	5,000	5,000	766
Long term deposits and other assets	2,761	1,382	212
Deferred IPO costs	1,307	-	-
Deferred tax assets	474	5,654	867
Total non-current assets	10,473	345,095	52,889
TOTAL ASSETS	279,998	811,837	124,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	27,163	67,089	10,281
Accrued salary and employee benefits	8,727	18,141	2,780
Accrued expenses and other current liabilities	6,852	12,358	1,894
Current portion of contingent consideration – earn-out liability	-	92,183	14,128
Warrant liabilities	-	29,558	4,530
Income tax payable	8,435	8,581	1,315
Loan payables - related parties	5,525	-	-
Amounts due to related parties	8,482	-	-
Deferred revenue	40,288	49,567	7,596
Total current liabilities	105,472	277,477	42,524

Non-current liabilities
Deferred tax liabilities	-	59,729	9,154
Contingent consideration – earn-out liability	-	15,116	2,317
Total non-current liabilities	-	74,845	11,471
TOTAL LIABILITIES	105,472	352,322	53,995
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited shares authorized, 19,400,000 and 27,037,302 shares issued and outstanding as of December 31, 2019 and 2020, respectively	9,664	(96,349)	(14,766)
Shares to be issued	-	200,100	30,667
Statutory reserves	12,059	18,352	2,813
Retained earnings	152,803	322,610	49,442
Accumulated other comprehensive income	-	14,802	2,269
Total shareholders’ equity	174,526	459,515	70,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	279,998	811,837	124,420

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

Consolidated statements of INCOME and comprehensive income

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	716,561	884,385	1,187,431	181,982
Live streaming - time based virtual item revenue	26,432	26,812	29,596	4,536
Technical services	25	3,429	5,156	790
Total revenue	743,018	914,626	1,222,183	187,308

Cost of revenues	(594,084)	(720,637)	(959,939)	(147,117)

Gross profit	148,934	193,989	262,244	40,191

Sales and marketing expenses	(5,005)	(3,804)	(10,121)	(1,551)
General and administrative expenses	(16,265)	(11,957)	(33,889)	(5,194)
Research and development expenses	(10,957)	(21,523)	(31,780)	(4,870)
Provision (recovery) for doubtful accounts	(6,826)	(854)	8,253	1,265

Income from operations	109,881	155,851	194,707	29,841

Interest income	1,444	1,005	2,960	454
Other income (loss), net	31	(310)	(4,702)	(721)
Foreign exchange gain (loss), net	11	(5)	703	108
Change in fair value of warrant liabilities	-	-	3,904	597
Change in fair value of contingent consideration	-	-	(14,068)	(2,156)

Income before income taxes	111,367	156,541	183,504	28,123

Income tax expense	(4,627)	(6,623)	(7,404)	(1,135)

Net income	106,740	149,918	176,100	26,988

Other comprehensive income - foreign currency translation adjustment	-	-	14,802	2,269
Comprehensive income attributable to the Company’s shareholders	106,740	149,918	190,902	29,257

Weighted average number of shares *
Basic	19,400,000	19,400,000	23,287,706	23,287,706
Diluted	20,002,000	20,002,000	26,828,666	26,828,666

Earnings per share
Basic	5.50	7.73	7.56	1.16
Diluted	5.34	7.50	6.56	1.01

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

Consolidated statements of CHANGES IN shareholders’ EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Shares to be	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	issued	reserves	earnings	income	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	19,400,000	43,593	-	8,665	232,629	-	284,887
Net income	-		-		106,740	-	106,740
Capital distribution due to reorganization	-	(10,000)	-	-	-	-	(10,000)
Capital contribution	-	8,399		-	-	-	8,399
Appropriation to statutory reserves	-	-	-	1,658	(1,658)	-	-
Dividends distribution to shareholders	-	-	-	-	(333,090)	-	(333,090)
Balance as of December 31, 2018	19,400,000	41,992	-	10,323	4,621	-	56,936

Net income	-	-	-	-	149,918	-	149,918
Capital distribution due to reorganization	-	(32,328)	-	-	-	-	(32,328)
Appropriation to statutory reserves	-	-	-	1,736	(1,736)	-	-
Balance as of December 31, 2019	19,400,000	9,664	-	12,059	152,803	-	174,526

Conversion of convertible notes and rights	63,250	4,038	-	-	-	-	4,038
Issuance of ordinary shares for underwriting fee payables	402,983	14,131	-	-	-	-	14,131
Contingent consideration-earn-out liability from SPAC Transaction	-	(266,828)	-				(266,828)
Effect of reverse merger recapitalization	2,249,350	(51,067)	-	-	-	-	(51,067)
Conversion of rights to ordinary shares upon the reverse merger recapitalization	602,000	-	-	-	-	-	-
Issuance of ordinary shares to underwriter and advisors	533,000	18,713	-	-	-	-	18,713
Issuance of ordinary shares for BeeLive Acquisition	3,786,719	175,000	-	-	-	-	175,000
Shares to be issued for achievement of earnout target	-	-	200,100	-	-	-	200,100
Net income	-	-	-	-	176,100	-	176,100
Foreign currency translation adjustments	-	-	-	-	-	14,802	14,802
Appropriation to statutory reserves	-	-	-	6,293	(6,293)	-	-
Balance as of December 31, 2020	27,037,302	(96,349)	200,100	18,352	322,610	14,802	459,515
Balance as of December 31, 2020 (USD)	27,037,302	$(14,766)	$30,667	$2,813	$49,442	$2,269	$70,425

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

Consolidated statements of cash flows

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income	106,740	149,918	176,100	26,988

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,167	655	555	85
Amortization of intangible assets	24	26	1749	268
Provision (recovery) for doubtful accounts	6,826	854	(8,253)	(1,265)
Loss from disposal of property and equipment	-	2	-	-
Deferred tax expenses (benefit)	87	(191)	1,945	298
Change in fair value of contingent consideration	-	-	14,068	2,156
Change in fair value of warrant liabilities	-	-	(3,904)	(598)
Changes in operating assets and liabilities
Accounts receivable	15,297	100,432	(70,513)	(10,807)
Prepaid expense and other current assets	(24,445)	18,553	5,193	796
Long term deposits and other assets	66	(258)	1,379	211
Accounts payable	18,243	(54,533)	28,396	4,352
Deferred revenue	(17,913)	1,886	1,404	215
Accrued salary and employee benefits	316	4,603	8,028	1,230
Accrued expenses and other current liabilities	(161)	6,520	(852)	(131)
Income tax payable	1,039	419	146	22
Net cash provided by operating activities	107,286	228,886	155,441	23,820

Cash flows from investing activities
Cash acquired from acquisition	-	-	10,152	1,556
Payment to BeeLive acquisition	-	-	(50,000)	(7,663)
Payment for long term investment	-	(5,000)	-	-
Purchase of property and equipment and intangible assets	(553)	(457)	(1,086)	(167)
Net cash used in investing activities	(553)	(5,457)	(40,934)	(6,274)

Cash flows from financing activities
Dividend distributions to shareholders	(228,500)	(104,590)	-	-
Net cash acquired in the reverse recapitalization	-	-	32,659	5,005
Capital distribution due to reorganization	(10,000)	(32,328)	-	-
Capital contribution	8,399	-	-	-
Repayments to loan	-	-	(57,400)	(8,797)
Repayments from related parties	59,215	31,000	22,340	3,424
Loan to related parties	-	(44,147)	(14,007)	(2,147)
Payment of listing cost	-	(1,307)	(6,924)	(1,061)
Net cash used in financing activities	(170,886)	(151,372)	(23,332)	(3,576)

Effect of foreign exchange rate changes on cash	-	-	(3,758)	(573)
Net (decrease) increase in cash and cash equivalents	(64,153)	72,057	87,417	13,397
Cash and cash equivalents at beginning of the year	129,447	65,294	137,351	21,050
Cash and cash equivalents at end of the year	65,294	137,351	224,768	34,447

Supplemental disclosures of cash flow information:
Income taxes paid	(3,501)	(6,977)	(6,946)	(1,064)

Supplemental non-cash investing and financing information:
Non-cash dividend distribution to shareholders	104,590	-	-	-
Conversion of convertible notes and rights	-	-	4,038	619
Recognition of contingent consideration	-	-	306,583	46,986
Issuance of ordinary shares for BeeLive acquisition	-	-	175,000	26,820
Issuance of ordinary shares for settlement of underwriting fee	-	-	14,131	2,166
Issuance of ordinary shares to underwriter and advisors	-	-	18,713	2,868
Shares to be issued for achievement of earnout target	-	-	200,100	30,667

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Scienjoy Holding Corporation (the “Company” or “Scienjoy”) through its subsidiaries, and variable interest entities(“VIE”) and its subsidiaries are principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”), which enable users to view and interact with broadcasters through online chat, virtual items and playing games. The primary theme of the Company’s platform is entertainment live streaming.

(a)	Reverse recapitalization

On May 7, 2020, the Company, formerly known as Wealthbridge Acquisition Limited (“Wealthbridge”), consummated the transactions (the “SPAC Transaction”) contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of October 28, 2019, pursuant to which the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. and changed its name to Scienjoy Holding Corporation. Upon the closing of the Transaction, the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. in exchange for approximately in aggregated of 19.4 million ordinary shares, including 3 million ordinary shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc. (Note -2). Scienjoy Inc. was determined to be the accounting acquirer given that the original shareholders of Scienjoy Inc. effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Wealthbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Scienjoy Inc. for the net monetary assets of Wealthbridge, accompanied by a recapitalization. Scienjoy Inc. is determined as the predecessor, and the historical financial statements of Scienjoy Inc. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization.

(b)	Reorganization

On January 1, 2018, Tongfang Investment Fund Series SPC (“TF”) completed the acquisition of a 65% equity interest in Sixiang Times (Beijing) Technology Co., Ltd (“Sixiang Times”) from NQ Mobile Inc. Through the acquisition of Sixiang Times, TF acquired a controlling position in Holgus Sixiang Information Technology Co., Ltd (“Holgus X”), Kashgar Sixiang Times Internet Technology Co., Ltd (“Kashgar Times”), Beijing Sixiang Shiguang Technology Co., Ltd (“SG”), Hai Xiu (Beijing) Technology Co., Ltd (“HX”) and Beijing Le Hai Technology Co., Ltd (“LH”).

On May 18, 2017, Scienjoy Inc. established its wholly owned subsidiary in Hong Kong, Scienjoy International Limited (“Scienjoy HK”), as a holding company holding all of the outstanding shares of Sixiang Wuxian (Beijing) Technology Co., Ltd (“WX” or “WFOE”) which was established in PRC on October 17, 2017 under the laws of the People’s Republic of China as a holding company holding all of the equity interest of Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”),which was incorporated on July 5, 2018.

Scienjoy Inc. established ZH (through WX), as a holding company for purpose of holding all of the outstanding equity interest of Holgus X and Kashgar Times, as follows:

(i)	On July 18, 2018, Sixiang Times and ZH executed an equity transfer agreement. Pursuant to the agreement, 100% equity interest in Holgus X was transferred to ZH.

(ii)	On July 24, 2018, Sixiang Times and ZH executed an equity transfer agreement. Pursuant to the agreement, 100% equity interest in Kashgar Times was transferred to ZH. In consideration of the transfer, the Company paid RMB10,000 to the former shareholders of Kashgar Times.

On November 16, 2018, Sixiang Times and other minority shareholders respectively entered into certain equity transfer agreements with Sixiang Huizhi (Beijing) Technology Culture Co., Ltd. (“HZ”) and Tianjin Sihui Peiying Technology Co., Ltd. (“SY”), and transfer 100% equity interest in SG to HZ, and transfer 100% equity interest in HX and LH to HZ and SY accordingly. Both HZ and SY were ultimately controlled by TF.

On January 28, 2019, HZ and SY executed equity transfer agreement with Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”). Pursuant to the agreement, 100% equity interest in SG, HX and LH were transferred to QY which is ultimately controlled by TF. In consideration of the transfer, Scienjoy Inc. paid RMB 32,000 to the former shareholders of SG, HX and LH.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)	Reorganization (continued)

On January 29, 2019, Scienjoy Inc., through its wholly owned subsidiary WFOE, entered into a series of contractual arrangements (VIE Agreements) with QY and its respective shareholders, and in substance controlled all equity shares, risk and reward of SG, HX and LH through QY accordingly as a primary beneficiary of QY.

On January 29, 2019, Scienjoy Inc. completed its reorganization of entities under the common control of the founders. Scienjoy, Scienjoy HK, WX (or WFOE) and ZH were established as holding Companies. WFOE holds 100% of equity interests of ZH which holds 100% of equity interest in Kashgar Times and Holgus X. WFOE is the primary beneficiary of QY which holds 100% equity interest in SG, HX and LH. These transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

(c)	Recent developments

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the year ended December 31, 2020, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

The Company determined that, as of December 31, 2020, the Company qualified as a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, effective immediately after the filing of the Form 8-K announcing this determination on July 1, 2020, the Company has begun reporting under the Exchange Act as a foreign private issuer, including the filing of annual reports on Form 20-F and current reports on Form 6-K. In addition, the Company is no longer subject to certain reporting obligations that are only applicable to domestic registrants, which include, but are not limited to, the federal proxy rules under the Exchange Act.

On January 10, 2020, the Company entered into a purchase agreement with the former shareholder of Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”) to acquire 100% equity interest in LXZ with a cash consideration of RMB 200 (US$28).

On July 23, 2020, the Company established a wholly owned subsidiary Kashgar Sixiang Lehong Information Technology Co., Ltd. (“Kashgar Lehong”) in Kashgar, PRC to provide information technology service.

On December 11, 2020, the Company established a wholly owned subsidiary Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) in Holgus, PRC to provide information technology service.

On December 23, 2020, the Company established a wholly owned subsidiary Sixiang ZhiHui(HaiNan) Technology Co., Ltd (“ZHHN”) in Hainan, PRC to provide information technology service.

On March 2, 2021, the Company established a wholly owned subsidiary ZhiHui QiYuan(HaiNan) Investment Co,. Ltd (“QYHN”) in Hainan, PRC to provide information technology service.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization

Subsidiaries of the Company and VIEs where the Company is the primary beneficiary include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	March 2, 2017	Cayman Islands	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WX” or “WFOE”)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”)	July 5, 2018	The PRC	100%	Holding Company
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”)	March 2, 2016	The PRC	100%	Live streaming platform
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd.(“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui(HaiNan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
ZhiHui QiYuan(HaiNan) Investment Co,. Ltd (“QYHN”) (a wholly owned subsidiary of ZH)	March 2, 2021	The PRC	100%	Live streaming platform
VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”)	June 16, 2015	The PRC	100%	Live streaming platform
Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”)	July 18, 2018	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

On January 29, 2019, the Company completed its reorganization of entities under the common control of the founders. Scienjoy, Scienjoy HK, WX (or WFOE) and ZH were established as holding Companies. WFOE holds 100% of equity interests of ZH which holds 100% of equity interest in Kashgar Times and Holgus X. WFOE is the primary beneficiary of QY which holds 100% equity interest in SG, HX and LH. All of these entities included in the Company are under common control, which results in the consolidation of QY and ZH which have been accounted for as a reorganization of entities under common control at carry value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Foreign ownership of Internet-based businesses, including distribution of online information (such as game content provider), is subject to restrictions under current PRC laws, regulations, and other applicable laws and regulations. The Company is a Cayman Island company and WFOE (its PRC subsidiary) is considered a foreign invested enterprise. To comply with these regulations, the Company operates the live streaming platforms through SG, HX and LH in PRC (its consolidated VIE). As such, QY is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements and a shareholder power of attorney (collectively the “Contractual Arrangements”, which were signed on January 29, 2019).

The following is a summary of the various VIE agreements:

Exclusive Option Agreements

Pursuant to the exclusive option agreement (including its amendment or supplementary agreements, if any, the “Exclusive Option Agreement”) amongst WFOE, QY and the nominee shareholders who collectively owned all of QY, the nominee shareholders irrevocably granted WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the nominee shareholders in QY, when and to the extent permitted under PRC law, at an amount equal to the lowest permissible purchase price as set by PRC law. QY cannot declare any profit distributions, or create any encumbrances in any form without the prior written consent of WFOE. The nominee shareholders must remit in full any funds received from QY to WFOE, in the event any distributions are made by the VIE pursuant to any written consents of WFOE.

The Exclusive Option Agreement shall remain effective for twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. WFOE has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement (including its amendment or supplementary agreements, if any, the “Exclusive Business Cooperation Agreement”) between WFOE and the VIE, WFOE is to provide exclusive business support, technical and consulting services related to all technologies needed for its business in return for fees that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of SG, HX and LH.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

The service fees may be adjusted by WFOE based on the following factors:

●	complexity and difficulty of the services pursuant to the business cooperation agreement to the VIE during the month (the “Monthly Services”)

●	the number of WFOE’s employees who provided the Monthly Services and the qualifications of the employees;

●	the number of hours WFOE’s employees spent to provide the Monthly Services;

●	nature and value of the Monthly Services;

●	market reference price; and

●	the VIE’ operating conditions for the month.

The term of the Exclusive Business Cooperation Agreement is twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

Power of Attorney Agreements

The nominee shareholders entered into the power of attorney agreement (including its amendment or supplementary agreements, if any, the “Power of Attorney Agreement”) whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIE to WFOE, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the nominee shareholders by the PRC company law and the VIE’s Article of Association. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of QY.

Share Pledge Agreements

Pursuant to the share pledge agreement (including its amendment or supplementary agreements, if any, the “Share Pledge Agreement”) between WFOE, QY and the nominee shareholders, the nominee shareholders have pledged all their equity interests in the VIE to guarantee the performance of the VIE’ obligations under the Exclusive Option Agreement, Exclusive Business Cooperation Agreement and Power of Attorney Agreement.

If the VIE breaches their respective contractual obligations under those agreements, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIE without the prior written consent of WFOE. The Share Pledge Agreement shall be continuously valid until all the its obligations under the VIE Agreements have been fulfilled, or the VIE Agreements are terminated, or the secured debts has been fully executed.

Based on the foregoing contractual arrangements, which grant WFOE effective control of QY and its subsidiaries and obligate WFOE to absorb all of the risk of loss from their activities and enable WFOE to receive all of their expected residual returns, the Company accounts for QY as a VIE. Accordingly, the Company consolidates the accounts of QY for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”) and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

The following tables represent the financial information of the consolidated VIE and its subsidiaries as of December 31, 2018 and 2019 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	43,907	72,179	11,062
Accounts receivable, net	65,357	183,555	28,131
Prepaid expenses and other current assets	6,104	11,728	1,797
Loan receivables - related parties	500	-	-
Amounts due from inter-companies(1)	131,380	130,987	20,075
Total current assets	247,248	398,449	61,065

Non-current assets
Property and equipment, net	575	1,195	183
Intangible assets, net	186	239,609	36,722
Goodwill	-	92,069	14,110
Deferred tax assets	474	5,004	767
Long term deposits and other assets	1,051	950	146
Deferred IPO cost	1,307	-	-
Long term investments	5,000	5,000	766
Total non-current assets	8,593	343,827	52,694
TOTAL ASSETS	255,841	742,276	113,759

LIABILITIES
Current liabilities
Accounts payable	22,138	58,713	8,998
Deferred revenue	22,418	35,259	5,404
Accrued salary and employee benefits	7,594	16,069	2,463
Accrued expenses and other current liabilities	1,991	8,921	1,367
Income tax payable	8,435	8,581	1,315
Amounts due to related parties	8,482	-	-
Amounts due to inter-companies(1)	133,600	248,127	38,027
Current portion of contingent consideration – earn-out liability	-	16,365	2,508
Total current liabilities	204,658	392,035	60,082

Non-current liabilities
Deferred tax liabilities	-	59,729	9,154
Contingent consideration – earn-out liability	-	15,116	2,317
Total non-current liabilities	-	74,845	11,471
TOTAL LIABILITIES	204,658	466,880	71,553

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Company.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

All revenue-producing assets recognized by the Company, including trademarks, patents, copyrights and software, that are held by the VIE, please refer to Note 8. There are no unrecognized revenue-producing assets.

Summarized below is the information related to the financial performance of the VIE reported in the Company’s consolidated statements of income for the years ended December 31, 2018, 2019 and 2020, respectively:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net revenues	410,810	700,729	940,783	144,181
Third party customers	393,207	635,855	936,551	143,532
Inter-companies	17,603	64,874	4,232	649
Net (loss) income	(32,108)	36,982	45,722	7,007

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net cash (used in) provided by operating activities	(4,003)	60,234	270,927	41,521
Net cash used in investing activities	(357)	(5,347)	(323,670)	(49,605)
Net cash used in financing activities	(9,750)	(28,682)	80,247	12,298

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and its VIE and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

(b)	Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, fair value of warrant liabilities and contingent liability, allowance for doubtful accounts, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency

The functional currency of the Company is in US dollars and the functional currency of the Company’s subsidiaries and VIEs are Renminbi (“RMB”), as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 180 days.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances for each account may require the Company to use substantial judgment in assessing its collectability.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

(g)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over their estimated useful lives, once the asset is placed in service.

The estimated useful lives are as follows:

Computer and transmission equipment	3 years
Furniture, fixtures and office equipment	5 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(h)	Deferred IPO costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange listing costs, and road show related costs. The Company recorded a deferred offering cost of RMB1,307 and Nil as of December 31, 2019 and 2020, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. License for Beelive platform is determined to have an infinite useful life and is not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Trademark	10 years
Patent	10 years
Copyright	10 years
Software	3 to 10 years
Licenses acquired	3 years to infinite life

(j)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2018, 2019 and 2020.

(k)	Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2020, the Company determined it was unlikely that it’s reporting unit fair value was less than its carrying value and no quantitative assessment was required.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Long term investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The Company adopted the new financial instruments accounting standard from January 1, 2019. Prior to January 1, 2019, the Company did not have any long-term investment.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity Investments without Readily Determinable Fair Values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity Investments Accounted for Using the Equity Method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Investments held by the Company as of December 31, 2020 comprised of equity investment in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the past, the Company hold the equity interest in QS through a LP fund (“Zhengrui”). Through a restructure completed on December 25, 2020, the Company directly owns the equity interest in QS. The Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment. As of December 31, 2019 and 2020, the Company did not consider there was any facts indicating the fair value of the investment was less than it carrying value.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Contingent consideration – earn-out liability

(i)	Earn-out liability from SPAC transaction

In connection with SPAC transaction, the previous shareholders of Sicenjoy Inc. may be entitled to receive earnout shares as follows: (1) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, the previous owners of Sicenjoy Inc will be entitled to receive 3,000,000 ordinary shares of the Company (“SPAC Earn-out Target 2020”); and (2) if Sicenjoy Inc.’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, the previous owners of Sicenjoy Inc. will be entitled to receive 3,000,000 ordinary shares of the Company. Notwithstanding the net income before tax achieved by the post-transaction company for any period, the previous owners of Sicenjoy Inc. will receive (i) 3,000,000 earn-out shares if the share price of the Company is higher than $20.00 for any sixty days in any period of ninety consecutive trading days between May 8, 2021 and May 7, 2022, and (ii) 3,000,000 earnout shares if the share price of the Company is higher than $25.00 for any sixty days in any period of ninety consecutive trading between May 8, 2022 and May 7, 2023.

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from May 8, 2020 to December 31, 2020 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020
Risk-free interest rate	0.14%	0.10%
Share price	$8.92	$8.66
Probability	20% - 50%	10%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value of financial instruments (continued)

(ii)	Earn-out liability from BeeLive acquisition

In connection with the acquisition of Beelive (Note 4), the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB 336.6 million in Year 2020,the previous shareholder will be entitled to received additional 540,960 Ordinary Shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021, the previous shareholder will be entitled to received additional 540,960 Ordinary Shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022, the previous shareholder will be entitled to received additional 540,960 Ordinary Shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from the acquisition date to December 31, 2020 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	August 10, 2020	December 31, 2020
Risk-free interest rate	0.12 - 0.14%	0.11% - 0.13%
Share price	$6.2	$8.66
Probability	20% - 50%	20% - 50%

The aggregated contingent considerations for the earn-out liabilities were approximate RMB107.3 million as of December 31, 2020, including current portion of earn-out liability of RMB92.2 million and non-current portion of earn-out liability of RMB15.1 million.

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2020. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2020
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥75,819	¥75,819
Earn-out liability from BeeLive acquisition	-	-	31,480	31,480
	¥-	¥-	¥107,299	¥107,299

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value of financial instruments (continued)

	At the dates of the transactions
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥266,828	¥266,828
Earn-out liability from BeeLive acquisition	-	-	39,755	39,755
Total	¥-	¥-	¥306,583	¥306,583

As of December 31, 2020, the earn-out liability related to SPAC Earn-out Target 2020 and Beelive Earn-out Target 2020 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB200,100 as shares to be issued in the equity of the Company. As of December 31, 2020, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2019 and 2020. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020:

Balance
Balance at January 1, 2020	¥-
Contingent consideration resulting from SPAC Transaction	266,828
Contingent consideration resulting from BeeLive acquisition	39,755
Fair value change	14,068
Exchange difference	(13,252)
Reclassification to shares to be issued	(200,100)
Balance at December 31, 2020	¥107,299
Less: Contingent consideration – earn-out liability – non-current portion	¥15,116
Contingent consideration – earn-out liability –current portion	¥92,183

Warrant liabilities

The Company’s warrants assumed from SPAC acquisition on May 7,2020, the date of the closing of SPAC Transaction, that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative as contemplated in ASC 815-40. The warrant is recorded as derivative liability on the consolidated balance sheet upon the SPAC transaction and is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain in accordance with ASC 820.

The warrant liabilities were measured and recorded on a recurring basis. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020
Risk-free interest rate	0.23%	0.18%
Share price	$8.92	$8.66
Volatility	37%	38%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance at January 1, 2020	¥-
Warrant liabilities resulting from SPAC Transaction	36,121
Fair value change	(3,904)
Exchange difference	(2,659)
Balance as of December 31, 2020	¥29,558

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Revenue recognition

On January 1, 2019, the Company adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Company’s assessment, the adoption of ASC 606 did not result in any adjustment on the Company’s consolidated financial statements, and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605.

Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight-line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Revenue recognition (continued)

Technical Services

The Company generated technical revenues from providing technical development and advisory, which accounts for only less than 1% of revenue. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	USD
Live streaming - consumable virtual items revenue	884,385	1,187,431	181,982
Live streaming - time based virtual item revenue	26,812	29,596	4,536
Technical services	3,429	5,156	790
Total revenue	914,626	1,222,183	187,308

As of December 31, 2020, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming and BeeLive Live Stream (including BeeLive Chinese version – Mifeng). The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2019	2020	2020
Amounts in thousands of RMB and USD	RMB	RMB	USD
Showself	530,111	549,763	84,256
Lehai	181,626	180,112	27,603
Haixiu	199,460	321,468	49,267
Beelive	-	165,684	25,392
Technical services	3,429	5,156	790
TOTAL	914,626	1,222,183	187,308

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received.

(p)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters, and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (v) user acquisition costs (vi) payment handling costs, and (vii) other costs.

(q)	Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2019 and 2020.

(i)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB4,224, RMB 3,350 and RMB 9,588 (US$ 1,469) for the years ended December 31, 2018, 2019 and 2020, respectively.

(s)	Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB5,195, RMB6,951 and RMB 5,797 (US$ 888) for the years ended December 31, 2018, 2019 and 2020, respectively.

(t)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A lease involving integral equipment is a capital lease only if condition (a) or (b) exists. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Company leases office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rental included in the prepaid expenses and other current assets in the consolidated balance sheets.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

(v)	Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

(w)	Statutory reserves

The Company’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the Company’s entities registered as PRC domestic companies must take appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the years ended December 31, 2019, the dilutive shares included 602,000 issuable shares from public and private placement rights, which was fully issued for the year ended December 31, 2020. For the years ended December 31, 2020, there was 3,540,960 contractual issuable shares related to SPAC and Beelive Earn-out Target 2020 achieved as of December 31, 2020.

(y)	Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(z)	Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after-tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements and related disclosures. As of December 31, 2020, the Company has RMB 18,649 (US$2,858) of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets. Therefore, the Company would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Recent accounting pronouncements (continued)

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU will become effective for the Company’s annual and interim periods beginning in January 1, 2021, and early adoption is permitted. The Company is evaluating the impact of this standard on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the guidance for certain financial instruments with characteristics of both debt and equity, including convertible instruments and contracts on an entity’s own equity, by reducing the number of accounting models for convertible instruments. It also amends guidance in ASC Topic 260, Earnings Per Share, relating to the computation of earnings per share for convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2021, with early adoption permitted for fiscal years that begin after December 15, 2020. The Company is in the process of assessing the impact the adoption of ASU 2020-06 will have on the financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3.	Concentration of risk

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2019 and 2020, RMB134,772 and RMB222,609 (US$ 34,116), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(b)	Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c)	Significant customers

For the years ended December 31,2018, 2019 and 2020, no customer individually represents greater than 10% of the total revenue.

(d)	Significant suppliers

For the year ended December 31, 2018, two vendors accounted for 26.2% and 17.9% of the Company’s total purchases and three vendors accounted for 39.4%, 28.7% and 11.7% of the Company’s accounts payable as of December 31, 2018. For the year ended December 31, 2019, one vendor accounted for 37.2% of the Company’s total purchases and two vendors accounted for 30.7% and 21.6% of the Company’s accounts payable as of December 31, 2019. For the year ended December 31, 2020, one vendor accounted for 30.8% of the Company’s total purchases and three vendors accounted for 13.1%, 10.4% and 10.0% of the Company’s accounts payable as of December 31, 2020.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4.	ACQUISITION

4.1 Acquisition of Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”)

On January 10, 2020, the Company entered into a purchase agreement with the shareholder of LXZ to acquire 100% equity interest in LXZ with a cash consideration of RMB 200 (US$31). LXZ is engaged in operating its own live streaming platform. The Company believes the acquisition of LXZ helps to enrich its product line, expand its user base and capitalize on the growth potential in the lives streaming market. The operating results of LXZ for the years ended December 31, 2019 and 2020 were not significant to the Company. The operating results of LXZ have been included in the consolidated financial statements since the acquisition. The Company’s acquisition of LXZ was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	Amount
	RMB	USD
Cash acquired	23	4
Accounts receivable, net	8	1
Intangible assets, net	239	37
Accounts and other payables	(70)	(11)
Total consideration	200	31

The intangible assets are mainly attributable to a license and software acquired through the acquisition, which are generally amortized over 3 years.

4.2 Acquisition of BeeLive

On August 10, 2020, the Company signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) to acquire 100% equity interest in Sciscape International Limited which holds the platform BeeLive International and 100% equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million (US$7.4 million) and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions (i.e. earn-out provisions as discussed below) and requirements over the following three years (earn-out arrangement). The fair value of purchase price including the consideration for earn-out arrangement was RMB264,755, based on a valuation performed by an independent valuation firm engaged by the Company. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited (together “BeeLive”). BeeLive is a global live streaming platform that initially launched in China in November 2016. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia. The Company believes that this acquisition will provide users with an increasingly vibrant and interactive social experience and drive the Company’s expansion of the user base both in China and around the world.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4.	ACQUISITION (CONTINUED)

The Company’s acquisition of BeeLive was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company. For the year ended December 31, 2020, the first portion of earn-out shares of 540,960 achieved the performance requirement.

	Amount
	RMB	USD
Cash acquired	10,129	1,552
Accounts receivable, net	29,330	4,495
Prepayment	7,390	1,132
Amounts due from related parties	21,840	3,347
	68,689	10,526

Property and equipment, net	426	65
Intangible assets, net	240,610	36,875
Deferred tax asset	7,577	1,161
Goodwill	92,069	14,110
Total assets	409,371	62,737

Current liabilities	77,079	11,813
Loan payable – non-current portion	7,400	1,134
Deferred tax liability	60,137	9,216
Total liabilities	144,616	22,163
Total consideration	264,755	40,574

The intangible assets are mainly attributable to Trademark and license as well as software acquired through the acquisition, which are generally amortized over 5-10 years, except that the license acquired for Beelive platform is determined to have an infinite useful life and is not subject to amortization.

BeeLive began its international markets during the second half of 2019 and launched its Arabic language live streaming product in the Middle East and its Thai language live streaming product in Southeast Asia since mid of 2019. The following table summarizes unaudited pro forma results of operations for the year ended December 31, 2019 assuming that acquisition of BeeLive occurred as of January 1, 2019. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	For the years ended December 31, 2019	For the years ended December 31, 2019
	(Unaudited)	(Unaudited)
	RMB	USD
Pro forma revenue	1,280,228	196,204
Pro forma gross profit	204,450	31,333
Pro forma income from operations	155,767	23,872
Pro forma net income	151,747	23,256

As of December 31, 2019, BeeLive’s own assets and liabilities were not significant. The assets and liabilities on the pro-forma balance sheets as of December 31, 2019 was substantially the financial position of the Company.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Accounts receivable	130,376	232,027	35,559
Less: allowance for doubtful accounts	(10,266)	(3,813)	(584)
Accounts receivable, net	120,110	228,214	34,975

An analysis of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Balance, beginning of year	2,606	9,432	10,266	1,573
Bad debt allowances from acquisition	-	-	1,800	276
Additions	6,826	834	-	-
Recovery	-	-	(8,253)	(1,265)
Balance, end of year	9,432	10,266	3,813	584

Two unrelated distributors accounted for 67.9% and 14.2% of the Company’s accounts receivable as of December 31, 2020, respectively. Three unrelated distributors accounted for 38.7%, 35.9% and 15.3% of the Company’s accounts receivable as of December 31, 2019, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
VAT recoverable	3,182	6,754	1,036
Prepaid expense	5,021	6,919	1,060
Other receivables	3,354	80	12
Subtotal:	11,557	13,753	2,108
Less: allowance for doubtful accounts	-	-	-
Prepaid expenses and other current assets, net	11,557	13,753	2,108

An analysis of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Balance, beginning of year	-	-	-	-
Additions	-	20	-	-
Write off	-	(20)	-	-
Balance, end of year	-	-	-	-

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
At cost:
Computer and transmission equipment	5,246	6,640	1,018
Furniture, fixtures and office equipment	311	427	65
Total	5,557	7,067	1,083
Less: accumulated depreciation	(4,821)	(5,711)	(875)
Property and equipment, net	736	1,356	208

For the years ended December 31, 2018, 2019 and 2020, depreciation expense was RMB1,167, RMB655 and RMB555 (US$85), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8.	INTANGIBLE ASSETS

Intangible assets, consists of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
At cost:
Trademark	23	26,718	4,095
Patent	33	33	5
Copyright	69	97	15
Software	142	6,804	1,042
License acquired	-	207,835	31,853
Total	267	241,487	37,010
Less: accumulated depreciation	(72)	(1,853)	(284)
Intangible assets, net	195	239,634	36,726

For the years ended December 31, 2018, 2019 and 2020, amortization expense was RMB24, RMB26 and RMB 1,749 (US$268), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization	Amortization
Twelve months ending December 31,	RMB	USD
2021	4,076	625
2022	4,076	625
2023	3,998	613
2024	3,998	613
2025	3,472	532
Thereafter	12,415	1,903
Total	32,035	4,911

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9.	LONG TERM INVESTMENT

	Cost method investments without readily determinable fair value	Cost method investments without readily determinable fair value
	RMB	USD
Balance as of January 1, 2020(i)	5,000	766
Additions	-	-
Disposal	-	-
Impairment	-	-
Balance as of December 31, 2020	5,000	766

(i)	Investments held by the Company as of December 31, 2020 comprised of equity investment in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the past, the Company hold the equity interest in QS through a LP fund (“Zhengrui”). Through a restructure completed on December 25, 2020, the Company directly owns the equity interest in QS. As of December 31, 2020, the Company did not consider there was any facts indicating the fair value of the investment was less than it carrying value.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10.	Long term deposits and other Assets

Long term deposits and other assets consist of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Rent deposits	392	572	88
Advertising deposits	2,369	810	124
Long term deposits and other assets	2,761	1,382	212

11.	INCOME TAXES

Enterprise income tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Cayman Islands

Under the current laws of the Cayman Islands, the subsidiary of the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Company in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The PRC

The Company’s subsidiaries and the VIE that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIE are subject to a CIT statutory rate of 25%.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11.	INCOME TAXES (CONTINUED)

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2021. The HNTE certificate of SG is expiring in 2021 and there exists uncertainties with the reapplication outcome. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2023. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2022. CX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2021. The HNTE certificate of CX is expiring in 2021 and there exists uncertainties with the reapplication outcome.

Under the PRC Income Tax Laws, during the period from January 1, 2010 to December 31, 2020, an enterprise which established in region of Holgus X and Kashgar Times is entitled to a preferential tax rate of 0% in five consecutive years since the first-year income generated from operations provided it continues to meet the conditions within the required scope.

Holgus X qualifies for the conditions and entitled for tax-exempt from 2017 to 2021. Kashgar Times qualifies for the conditions and entitled for tax-exempt from 2016 to 2020. Holgus H qualifies for the conditions and entitled for tax-exempt from 2020 to 2025. Kashgar Lehong qualifies for the conditions and entitled for tax-exempt from 2020 to 2025. For the years ended December 31, 2018, 2019 and 2020, total tax saving for the preferential tax rate were RMB24,475, RMB 33,227 and RMB39,876 (US$6,111), respectively, the impacts on basic EPS were RMB1.3, RMB1.7 and RMB1.7 (US$0.3), respectively, and the impacts on dilutive EPS were RMB1.2, RMB1.7 and RMB1.5 (US$0.2), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020.

The income tax expenses comprise:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Current income tax expense	4,540	6,814	5,459	837
Deferred income tax expense (benefit)	87	(191)	1,945	298
Income tax expenses	4,627	6,623	7,404	1,135

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the years ended December 31, 2018,2019 and 2020 is as follows:

	For the years ended December 31,
	2018	2019	2020
Income tax computed at PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax-preferential entities	(22.0)%	(21.2)%	(22.2)%
Non-deductible expenses	1.2%	0.5%	1.2%
Income tax expense	4.2%	4.3%	4.0%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11.	INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	474	633	97
Net operating losses carried forward	-	5,021	770
	474	5,654	867

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2018, 2019 and 2020 for the deferred tax assets.

The components of deferred liabilities are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Deferred tax liabilities
Intangible assets acquired through acquisition	-	59,729	9,154
	-	59,729	9,154

12.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders

Beijing Junwei Technology Co., Ltd.	Controlling shareholder of SG and HX

Beijing WanPu Century Technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Purchases from related parties

For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

		For the years ended December 31,
		2018	2019	2020	2020
		RMB	RMB	RMB	USD
Beijing WanPu Century Technology Co Ltd	Market promotion expenses	16	16	-	-

Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	8,399	986	2,106	323

As of December 31, 2019 and 2020, the amounts due from/to related parties are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Loan receivables - related parties
Beijing Junwei Technology Co., Ltd. (1)	500	-	-
Total	500	-	-

Amount due from related parties
Lavacano Holdings Limited	7	7	1
Total	7	7	1

Loan payables - related parties
ENMOLI INC(2)	5,525	-	-
Total	5,525	-	-

Amount due to related parties
Sixiang Times (Beijing) Technology Co., Ltd.(3)	986	-	-
Beijing WanPu Century Technology Co., Ltd.	7,496	-	-
Total	8,482	-	-

1)	In October 2019, SG entered into an interest-free loan agreement with Beijing Junwei Technology Co., Ltd. at principal of RMB500. The loan was fully repaid on March 24, 2020.
2)

In January 2019, Scienjoy HK entered into an interest-free loan agreement with Enmoli Inc. at principal of $788. The loan matures on December 31, 2020. In January 2020, Scienjoy HK entered into an interest-free loan agreement with Enmoli Inc. at principal of $600. In April 2020, Scienjoy HK entered into an interest-free loan agreement with Enmoli Inc. at principal of $250. The loan was fully repaid on May 18, 2020.

3)	The balance as of December 31, 2019 represented unpaid service fee.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13.	SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no par value ordinary shares. As of December 31, 2019, there was 2,461,983 ordinary shares remain issued and outstanding. After redemption of 212,633 ordinary shares prior to the SPAC transaction on May 7, 2020, the number of outstanding ordinary shares became 2,249,350. In connection with the SPAC Transaction, the Company issued approximately 19.4 million ordinary shares including 3 million shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc.

At the closing of the SPAC Transaction, a convertible promissory note of RMB4,038 (US$619) with the related rights previously issued to the shareholder’s of Scienjoy, Inc. was automatically converted into 63,250 ordinary shares.

At the closing of the SPAC Transaction, the Company issued 402,983 ordinary shares to settle deferred underwriting commission of RMB14,131 (US$ 2,166) in connection of the Company’s initial public offering on February 8, 2019. The effective conversion price was US$ 5.0 per ordinary shares based on the volume weighted average price of the Company’s ordinary shares prior to the SPAC Transaction, as a result, the fair value of ordinary shares issued approximated the carrying value of deferred underwriting commission payable settled.

Prior to the SPAC Transaction, the Company issued certain Public Rights and Private Rights in connection with its previous initial public offering and private placement. All these outstanding public rights and private rights were converted into 602,000 ordinary shares upon the completion of the SPAC Transaction.

Prior to the closing of the SPAC Transaction, the Company issued 533,000 ordinary shares to the financial advisors and underwriter with fair value of RMB18,713 (US$ 2,868) based on share price of U$5.0 per ordinary share at the time of the transaction.

In connection of the acquisition of BeeLive, the Company issued 3,786,719 ordinary shares to the original shareholders of BeeLive as 70% of total RMB250 million (or equivalent to RMB175 million) worth share consideration (Note 4), which was calculated based on US$ 6.68 per share based on the 15 days average closing price of the Company’s ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB175 million (US$ 26.8 million) as part of the purchase consideration.

As of December 31, 2020, the Company had 27,037,302 ordinary shares issued and outstanding.

Warrants

As of December 31, 2020, there were 6,020,000 warrants outstanding and exercisable, consisting of 5,750,000 public warrants issued in connection with the Company’s initial public offering and 270,000 private warrants issued for a private placement simultaneously with the closing of the initial public offering. Two warrants are exercisable for one ordinary shares. All these warrants were issued and outstanding before the SPAC Transaction and no warrants have been exercised for the year ended December 31, 2020.

The Public Warrants became exercisable upon the completion of the SPAC Transaction on May 7, 2020 with exercise price of US$11.5 per full share. The Public Warrants will expire five years from February 5, 2019 (or February 5, 2024).

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13.	SHAREHOLDERS’ EQUITY (CONTINUED)

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. The Public Warrants may only be exercised for a whole number of shares, meaning that the Public Warrants must be exercised in multiples of two. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

The private warrants are identical to the public warrants with the exercise price of US$ 11.5 per full share and expiration by February 4, 2024, except that the private warrants and the ordinary shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until after the completion of the SPAC Transaction, subject to certain limited exceptions. The private warrants may only be exercised for a whole number of shares, meaning that the private warrants must be exercised in multiples of two. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

A summary of warrants activity for the year ended December 31, 2020 is as follows:

	Number of shares	Weighted average life	Expiration dates
Public warrants assumed from Wealthbridge’s initial Public Offering on February 5,2019	5,750,000
Private warrants assumed from Wealthbridge’s private placement on February 5,2019	270,000
Balance of warrants outstanding as of December 31, 2020	6,020,000	3.1 years	February 4, 2024
Balance of warrants exercisable as of December 31, 2020	6,020,000	3.1 years	February 4, 2024

As of December 31, 2020, the Company had warrants exercisable for 3,010,000 ordinary shares with weighted average life of 3.1 years and expired on February 4, 2024.

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. As of December 31, 2020, the Group had UPO units exercisable for 690,000 ordinary shares with weighted average life of 3.1 years and expiring on February 5, 2024.

Liability Classified Warrants

All of the Company’s outstanding warrants contain a contingent cash payment feature and therefore were accounted for as a liability and are adjusted to fair value at each balance sheet date. The change in fair value of the warrant liability is recorded as change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss (Note 2).

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13.	SHAREHOLDERS’ EQUITY (CONTINUED)

The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated the fair value of the unit purchase option is approximately $1,286,000, or $2.98 per Unit, using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.44% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the ordinary shares underlying such units, the rights included in such units, the ordinary shares that are issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Dividend

Prior to the SPAC Transaction, Scienjoy Inc. declared a dividend of approximately RMB 333,090 by July 2018, of which approximately RMB228,500 (US$33,200) was paid in 2018 and approximately RMB104,590 (US$15,023) was subsequently paid in 2019, respectively.

Capital distribution

During the year ended December 31, 2018, 2019 and 2020, the Company distributed RMB10,000, RMB32,328 and nil to the shareholders as a result of re-organization.

Capital contribution

During the years ended December 31, 2018, 2019 and 2020, the Company received capital contribution of RMB8,399, nil and nil from a shareholder.

Shares to be issued

As of December 31, 2020, the earn-out liability related to SPAC Earn-out Target 2020 and Beelive Earn-out Target 2020 were met. As a result, there was 3,540,960 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB200,100 as shares to be issued in the equity of the Company.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WX was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2019 and 2020, the Company had appointed RMB12,059 and RMB18,352 (US$2,813), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019 and 2020, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB21,723 and RMB196,090 (US$ 30,052).

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15.	COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB2,123, RMB 1,855 and RMB 5,221 (US$ 800) for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	RMB	USD
Twelve months ending December 31,
2021	4,927	755
2022	4,597	705
2023	4,386	672
2024	4,374	670
2025	365	56
Total	18,649	2,858

(b)	Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2019 and 2020.

(c)	Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have other commitments or guarantees as of December 31, 2019 and 2020.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	35	183	28
Prepaid expenses and other current assets	-	392	60
Amounts due from subsidiaries	-	236,403	36,231
Total current assets	35	236,978	36,319

Non-current assets
Investments in subsidiaries and consolidated VIE	174,525	359,394	55,081

TOTAL ASSETS	174,560	596,372	91,400

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to subsidiaries	34	-	-
Warrant liabilities	-	29,558	4,530
Current portion of contingent consideration – earn-out liability	-	92,183	14,128
Total current liabilities	34	121,741	18,658
Non-current liabilities
Contingent consideration – earn-out liability	-	15,116	2,317
Total liabilities	34	136,857	20,975

Shareholders’ equity
Ordinary share, no par value, unlimited shares authorized, 19,400,000 and 27,037,302 shares issued and outstanding as of December 31, 2019 and 2020, respectively	9,664	(96,349)	(14,766)
Shares to be issued	-	200,100	30,667
Statutory reserves	12,059	18,352	2,813
Retained earnings	152,803	322,610	49,442
Accumulated other comprehensive income	-	14,802	2,269
Total shareholder’s equity	174,526	459,515	70,425

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	174,560	596,372	91,400

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENT OF INCOME

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Equity income of subsidiaries	106,740	149,918	184,869	28,333
General administrative expense and others	-	-	1,395	214
Change in fair value of warrant liabilities	-	-	3,904	597
Change in fair value of contingent consideration	-	-	(14,068)	(2,156)
Net income	106,740	149,918	176,100	26,988
Other comprehensive income - foreign currency translation adjustment	-	-	14,802	2,269
Comprehensive income attributable to the Company’s shareholders	106,740	149,918	190,902	29,257

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income	106,740	149,918	176,100	26,988
Equity in earning of subsidiaries	(106,740)	(149,918)	(184,869)	(28,332)
Change in fair value of warrant liabilities	-	-	(3,904)	(598)
Change in fair value of contingent consideration	-	-	14,068	2,156
Changes in operating assets and liabilities	-	-	-	-
Prepaid expense and other current assets	-	-	(392)	(60)
Net cash provided by operating activities	-	-	1,003	154

Cash flows from investing activities
Proceeds from subsidiaries	238,500	136,953	-	-
Net cash provided by investing activities	238,500	136,953	-	-

Cash flows from financing activities
Dividends distribution to shareholders	(228,500)	(104,590)	-	-
Capital distribution due to reorganization	(10,000)	(32,328)	-	-
Due to related parties	-	-	(26,590)	(4,075)
Net cash acquired in the reverse recapitalization	-	-	32,659	5,005
Payment of listing costs	-	-	(6,924)	(1,061)
Net cash used in financing activities	(238,500)	(136,918)	(855)	(131)

Net increase in cash and cash equivalents	-	35	148	23
Cash and cash equivalents at beginning of the year	-	-	35	5
Cash and cash equivalents at end of the year	-	35	183	28

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

17.	SUBSEQUENT EVENTS

On January 5, 2021, the Company entered into a US dollar borrowing agreement with Enmoli Inc, a company controlled by Mr. Xiaowu He, the Chairman and chief executive officer of the Company. Pursuant to the agreement, the Company borrowed US$ 2 million from Enmoli Inc. with a term of 1 year and an annual interest of 4%. The purpose of the borrowing is to provide sufficient US dollar funds for the Company’s oversee business development.

On January 5, 2021, the Company loaned RMB 13 million (or approximately US$2 million) to Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partner), an entity related to Mr. Xiaowu He, the Chairman and chief executive officer of the Company for a term of 1 year with an annual interest of 4%.

On January 11, 2021, the Company (or the “Buyer”) entered into a share purchase agreement (the “Share purchase agreement”) with Cross Wealth Investment Holding Limited (“Cross Wealth” or the “Seller”), an entity related to two directors of the Company. Pursuant to the Share purchase agreement, the Company purchased 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) from Cross Wealth for an aggregated consideration of US$2 million or US$3.3 per share (the “Share Price”). Goldenbridge was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (“De-SPAC”) and is currently conducting an initial public offering of its securities (“Offering”). The Company’s share purchase is for investment purposes only and will not participate in any activities conducted by Cross Wealth in its capacity as the sponsor, promotor or similar role in connection with the Offering or the De-SPAC. If the Goldenbridge fails to consummate the Offering prior to June 30, 2021 or other date as mutually agreed by the Seller and the Company, the Company shall have the rights (the IPO Failure Put Rights”) in its discretion, but not the obligation, to cause the Seller to repurchase back all or a portion of the Shares at the Share Price at any time. If Goldenbridge fails to consummate a De-SPAC within 21 months after the consummation of the Offering, the Buyer shall have the rights (the “De-SPAC Failure Put Rights”) in its discretion, but not the obligation, to cause the Seller to repurchase back all or a portion of the Shares at the Share Price at any time. In addition, at any time before the eighteenth month anniversary of the completion of De-SPAC, if the Company plans to resell or otherwise transfer any portion or all of the shares at a price less than the Share Price, the Seller shall have the right in its discretion, but not the obligation, to repurchase back all or a portion of the Shares at the Share Price (“Right of First Refusal”). In the event that Seller opts not to exercise its Right of First Refusal, then the Seller shall pay the Company an amount (the “Make-whole Payment”) equal to (i) the price shortfall multiplied by (ii) the number of the Shares being resold or transferred; provided that in case of a privately negotiated sale, such transfer or resale shall be negotiated in good faith and at arm’s-length by parties of equal bargaining strength.

On February 8, 2021, the board of directors (the “Board”) of the Company approved the 2021 Equity incentive plan (“2021 Plan”), which authorized the compensation committee or a committee designated and established by the Board to grant equity incentive awards, such as options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the Plan Administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. As of the date of this report, no equity award has been granted under 2021 Plan.

On February 23, 2021, the Company entered into a Common Stock Purchase Agreement with White Lion Capital LLC (the “Investor”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, White Lion Capital is committed to purchase the Company’s ordinary shares, no par value, with an aggregate offering price of up to $30,000,000 from time to time during the Commitment Period, which starts on the date of the filing of the initial registration statement covering the resale of securities issued under the Purchase Agreement, and shall terminate on the earlier of (i) the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, (ii) the six month anniversary of the filing of such initial registration statement, or (iii) the date on which the Purchase Agreement is terminated.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

17.	SUBSEQUENT EVENTS (CONTINUED)

Pursuant to the Share Exchange Agreement, Lavacano and WBY Entertainment Holdings Ltd. (“WBY”) may be entitled to receive additional earnout shares as follows: (1) if the Company’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, Lavacano and WBY will be entitled to receive 3,000,000 ordinary shares of the Company; and (2) if the Company’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, Lavacano and WBY will be entitled to receive 3,000,000 ordinary shares. As of the date of this report, the Company’s net income has achieved more than RMB 190,000,000, therefore the Company has issued 2,400,000 ordinary shares to Lavacano and 600,000 ordinary shares to WBY on March 25, 2021.

Pursuant to the earn-out provisions of the BeeLive Acquisition Agreement, so long as the prior core management members of Sciscape International Limited (“SIL”), and Tianjin Guangju Dingfei Technology Co., Ltd. (“DF”, together with SIL and their subsidiaries, the “BeeLive Companies”) have complied with the employment agreement that he or she has entered into with BeeLive Companies and no material changes have occurred, (i) if the BeeLive Companies’ total annual revenue is no less than RMB 336.6 million in Year 2020, Cosmic Soar Limited will be entitled to received additional 540,960 Ordinary Shares; (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021, Cosmic Soar Limited will be entitled to received additional 540,960 ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022, Cosmic Soar Limited will be entitled to received additional 540,960 ordinary shares. If the total annual revenue of BeeLive Companies’ in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, Cosmic Solar Limited will be entitled to a reduced number of the earnout shares. As of the date of this report, BeeLive Companies’ total annual revenue has achieved more than RMB 336.6 million for Year 2020, therefore the Company has issued 540,960 ordinary shares to Cosmic Soar Limited on March 25, 2021.