Form 20-F
period 2021-12-31
Scienjoy Holding Corp
filed 2022-05-16
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Tel: (86) 10–6642 8188

Email: xiaowu.he@scienjoy.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary shares, no par value	SJ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A Ordinary Shares

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares were issued and outstanding as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes     ☒ No

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

☒ Yes     ☐ No

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

☐     Item 17     ☐      Item 18

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

USE OF CERTAIN TERMS

As used in this annual report, unless the context otherwise requires, references to the terms “Company,” “we,” “us” and “our” refer to Scienjoy Holding Corporation and, where applicable, our wholly-owned subsidiaries. Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Active broadcasters” refers to the hosts perform live music, dancing and other entertaining performance in front of the audience through the screens on the mobile platform;

●	“active users” refers to users who visited our platforms at least once in a given period;

●	“ARPPU” refers to average live streaming revenue per paying user in a given period;

●	“BeeLive Acquisition” refers to the Company’s acquisition of the BeeLive businesses and related transactions;

●	“Business Combination” refers to the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions;

●	“CDN” refers to content delivery network;

●	“CDZH” refers to Chuangda Zhihui (Beijing) Technology Co., Ltd.

●	“CAGR” refers to compound annual growth rate;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Golden Shield” refers to Golden Shield Enterprises Limited;

●	“Heshine” refers to Heshine Holdings Limited;

●	“HKD” refers to Hong Kong Dollar, the official currency of the Hong Kong Special Administrative Region;

●	“Holgus X” refers to Holgus Sixiang Information Technology Co., Ltd.;

●	“Holgus H” refers to Holgus Sixiang Haohan Internet Technology Co., Ltd.;

●	“HX” refers to Hai Xiu (Beijing) Technology Co., Ltd.;

●	“HYDC” refers to Beijing Huayi Dongchen Technology Co., Ltd.;

●	“HYHF” refers to HuaYuHeFeng (Qingdao) Technology Co., Ltd.;

●	“HZ” refers to Sixiang Huizhi (Beijing) Technology Culture Co., Ltd.;

●	“MF” refers to Sixiang Mifeng (Tianjin) Technology Co., Ltd.;

●	“Kashgar Times” refers to Kashgar Sixiang Times Internet Technology Co., Ltd.;

●	“Kashgar Lehong” refers to Kashgar Sixiang Lehong Information Technology Co., Ltd.;

●	“Lavacano” refers to Lavacano Holdings Limited;

●	“LH” refers to Beijing Le Hai Technology Co., Ltd.;

●	“QAU” refers to the number of active users in a given quarter;

●	“QYHN” refers to ZhiHui Qiyuan (Hainan) Investment Co., Ltd.;

●	“paying user” refers to a registered user that has purchased virtual currency on our platforms at least once during the relevant period;

●	“paying ratio” for a given period is calculated by dividing (i) the sum of paying users in such period, by(ii) the total active users in such period;

●	“Purchase Agreement” refers to Common Stock Purchase Agreement, entered between the Company and White Lion Capital on February 23, 2021;

●	“QY” or “Zhihui Qiyuan” refers to Zhihui Qiyuan (Beijing) Technology Co., Ltd.;

●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Scienjoy HK” refers to Scienjoy International Limited;

●	“Scienjoy” refers to Scienjoy Inc. and its subsidiaries and VIE entities, as applicable;

●	“SG” refers to Beijing Sixiang Shiguang Technology Co., Ltd.;

●	“Share Exchange Agreement” refers to the Share Exchanged Agreement, dated October 28, 2019, by and among Scienjoy, the Company, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd.;

●	“SH” refers to ShiHuai (Beijing) Technology Co. Ltd.;

●	“SHWL” refers to ShanHaiWeiLan (Beijing) Technology Co., Ltd.;

●	“Sixiang Times” refers to Sixiang Times (Beijing) Technology Co., Ltd.;

●	“SY” refers to Tianjin Sihui Peiying Technology Co., Ltd.;

●	“TF” refers to Tongfang Investment Fund Series SPC;

●	“US$”, “USD” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“variable interest entity,” “VIEs” or “VIE entities” are to variable interest entities, including Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (智汇启源(北京)科技有限公司) or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including Hai Xiu (Beijing) Technology Company Co. Ltd. (“HX”), Beijing Le Hai Technology Co. Ltd. (“LH”), Beijing Sixiang Shiguang Technology Co. Ltd. (“SG”), Sixiang Mifeng (Tianjin) Technology Co., Ltd. (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.) (“MF”), Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”), Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”), and ZhiHui QiYuan(HaiNan) Investment Co,. Ltd. (“QYHN”), ShiHuai (BeiJing) Technology Co., Ltd. (“SH”), ShanHaiWeiLan (BeiJing) Technology Co., Ltd., HauYuHeFeng (QingDao) Technology Co., Ltd. (“HYHF”), Beijing Weiliantong Technology Co., Ltd. (“WLT”), Chuangda Zhihui (Beijing) Technology Co., Ltd (“CDZH”), and Beijing Huayi Dongchen Technology Co., Ltd (“HYDC”), each such company formed under PRC Law. Each of the VIEs is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were its wholly-owned subsidiaries;

v

●	“WBY” refers to WBY Entertainment Holdings Ltd.;

●	“Wealthbridge” refers to Wealthbridge Acquisition Limited;

●	“White Lion Capital” refers to White Lion Capital LLC;

●	“WLT” refers to Beijing Weiliantong Technology Co., Ltd.;

●	“WXBJ” refers to Sixiang Wuxian (Beijing) Technology Co., Ltd.;

●	“WXZJ” refers to Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd.;

●	“WFOEs” refer to WXBJ and WXZJ;

●	“ZH” refers to Sixiang Zhihui (Beijing) Technology Co., Ltd.;

●	“ZHHN” refers to Sixiang Zhihui (Hainan) Technology Co., Ltd.; and

●	“ZHZJ” refers to Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2021.

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

FORWARD-LOOKING INFORMATION

Certain statements in this annual report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	the goals and strategies of the Company and VIEs;

●	the VIEs’ ability to attract new users and talent to our platform;

●	the future business development, financial condition and results of operations of the VIEs and the Company;

●	the expected growth in, and market size of, the mobile live streaming platforms;

●	expected changes in our revenue, costs or expenditures of the VIEs and the Company;

●	the VIEs’ ability to continue to source and offer new and attractive products and services;

●	the expectations regarding demand for and market acceptance of our brands, platforms and services;

●	the expectations regarding growth in our user base and level of user engagement;

●	the VIEs’ ability to attract, retain and monetize users;

●	the VIEs’ ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of and trends of competition in mobile live streaming industry;

●	government policies and regulations relating to mobile live streaming industry; and

●	general economic and business conditions in the markets the VIEs have businesses.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors.

Summary of Risk Factors

An investment in our securities involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed fully in “Item 3. Key Information—D. Risk Factors.”

Risks Factors Relating to Our Business and Industry

●	We may fail to retain our existing users, keep them engaged or further grow our user base.

●	Our revenue growth is primarily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user base or fail to continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our results of operations and financial condition.

●	We rely on a single monetization model.

●	We may fail to offer attractive content on our platforms.

●	Failure to attract, cultivate, and retain top broadcasters may materially and negatively affect our user engagement and thus our business and operations.

●	If we fail to implement an effective revenue sharing fee policy, we may lose our broadcasters and our results of operations and financial condition may be materially and negatively affected.

●	We partner with various talent agencies to manage our broadcasters. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

●	We may fail to successfully implement our monetization strategies.

●	Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our user base, or our ability to increase their level of engagement.

●	Our core values of focusing on user experience and user satisfaction first and acting for the long-term may conflict with the short-term operating results of our business.

●	If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, results of operations, and financial condition may be materially and adversely affected.

●	We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

●	Unauthorized use of our intellectual property and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.

●	Our content monitoring system may not be effective in preventing misconduct by our users and misuse of our platforms.

●	We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us.

●	The complexity, uncertainties, and changes in PRC regulation of the Internet industry and companies may materially and adversely affect our business and financial condition.

●	Concerns about the collection, use, and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

●	Continuing efforts of our executive officers, key employees, and qualified personnel are essential to our business and the loss of their services may adversely and negatively impact our business and results of operations.

●	We are subject to risks relating to litigation.

●	The appointed Temporary Receiver of Link Motion Inc. (f/k/a NQ Mobile Inc.) may bring an action to restore Link Motion Inc.’s senior position in the Showself businesses, which may result in claims against us.

●	Contractual disputes with our talent agencies may harm our reputation, and may be costly or time-consuming to resolve.

●	Key performance metrics used by us, such as QAUs, paying users, ARPPU and paying ratio, may overstate the number of our active and paying users, which may lead to an inaccurate interpretation of our revenue metrics and our business operations by our management and by investors, and may even misleadingly affect management’s business judgment of our operations.

●	Restrictions on virtual currency may adversely affect our revenues.

●	Our results of operations are subject to quarterly fluctuations due to seasonality.

●	We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation, or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

●	Failure to achieve and maintain effective internal and disclosure controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

●	COVID-19 pandemic may have an adverse impact on our results of operations and financial condition for the fiscal year 2022.

Risks Related to Our Corporate Structure

●	We conduct our business through the VIEs by means of contractual arrangements. PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

●	Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

●	We depend upon the contractual arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.

●	We may lose the ability to use and enjoy assets held by the VIEs that are important to our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Contractual arrangements may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

●	We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our Class A ordinary shares.

Risks Related to Doing Business in China

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or content posted on our platforms.

●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in the operations of the VIEs and our company as a whole and the value of our Class A ordinary shares.

●	Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty, which could materially and adversely affect the operations of the VIEs and our company as a whole and the value of our securities.

●	Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting and the cessation of trading of our shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

●	The VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition and results of operations of the VIEs and our company as a whole.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact the business operations of the VIEs.

●	The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

●	Currently, there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, live streaming platform operators may have for virtual assets.

●	Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	PRC regulations relating to offshore investment activities by PRC residents may limit the ability of WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) to increase our registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

Risks related to Investment in our Class A Ordinary Shares

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

●	Heshine will control the outcome of our shareholder actions.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Our dual-class share structure with different voting rights and conversion of certain ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ordinary shares may view as beneficial.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Certain provisions of the Fourth Amended and Restated Memorandum and Articles of Association may be deemed to have an antitakeover effect.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	NASDAQ may apply additional and more stringent criteria for our continued listing.

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

We operate six platforms under the brands “Showself” (秀色直播),“Lehai”(乐嗨) and “Haixiu” (嗨秀), BeeLive Chinese (“MiFeng” 蜜疯直播), BeeLive International and Hongle.tv(“Hongle”红人直播). Our business and financial performance is highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to users. From time to time, we conduct marketing activities across various media to enhance our brand image and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. In addition, we must exercise strict quality control of our platforms to ensure that our brand image is not tarnished by substandard products or services. Any misuse of our platforms and any governmental adverse actions against our platforms may harm our brand and reputation.

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

As of the date of this annual report, our platform “Showself” (秀色直播) has, since our operation commencement in 2014, received 6 administrative penalties from Beijing Cultural Market Administrative Enforcement Department, all of which are minor penalties of fine, for the inappropriate conducts of broadcasters. The other 2 platforms of our, “Haixiu” (嗨秀秀场) and “Lehai” (乐嗨秀场), each received 2 administrative penalties, respectively, from the same Department for the same reason. Beelive Chinese version (“Mifeng” 蜜疯直播) received 2 administrative penalty from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Haidian Security Bureau. Hongle.tv (“Hongle” 红人直播) received 2 administrative penalties from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Municipal Tax Bureau. All above mentioned defects have been timely remedied by the platforms and all remedial measures have been reported to the Department for its review and approval.

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

As of December 31, 2021, we have identified material weakness in our internal control over financial reporting and have concluded that our internal control over financial reporting was not effective as of December 31, 2021. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2021 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures.”

We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the options or restricted shares granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted an equity incentive plan on February 8, 2021, or the “2021 Plan”, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to all awards under the 2021 Share Incentive Plan is 3,000,000 Class A ordinary shares. As of the date of this annual report, total of 2,001,605 restricted share units has been granted under 2021 Pan. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, exercise of the awards granted under the 2021 Plan by our employees will increase the number of our shares in circulation, which may have an adverse impact on our share price.

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

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the year ended December 31, 2021, the COVID-19 pandemic did not have a material net impact on our financial positions and operating results. The extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues, and therefore we cannot guarantee that COVID-19 will not adversely impact our results of operations and financial condition for the fiscal year 2022.

Risk Factors Relating to Our Corporate Structure

We conduct our business through the VIEs by means of contractual arrangements. PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses and accordingly to comply with PRC laws and regulations, we conduct such business activities through the VIEs in China. For more detailed discussions, see “--Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as foreign investment and how it may impact the viability of our current corporate structure and operations.”

WXBJ has entered into contractual arrangements with the VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIEs when and to the extent permitted by PRC law. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIEs because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIEs are consolidated as part of our financial statements.

However, Scienjoy Holding Corporation is a British Virgin Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our Class A Ordinary Shares thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a British Virgin Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the British Virgin Islands, the VIEs, and investors of Scienjoy Holding Corporation face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIEs would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIEs’ business and our reputation.

Although we believe we, our PRC subsidiaries and the VIEs are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we or the VIEs do not comply with applicable law, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which took force on January 1, 2020, and replaced three existing laws regulating foreign investment in China, namely the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign-invested enterprise in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the “variable interest entities,” while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the PRC Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council or its authorized governmental department such as Ministry of Commerce. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

The latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which became effective on January 1, 2022, provides that foreign investment is prohibited in providing the Internet content service, Internet audio-visual program services and online culture activities that we conduct through our consolidated variable interest entities. These operations are subject to foreign investment restrictions/prohibitions set forth in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021) issued by the Ministry of Commerce.

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

We depend upon the contractual arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the VIEs in China. We entered into the VIE agreements with Zhihui Qiyuan on January 29, 2019 and we generate most of our revenue from operations of the VIEs. Our shares (include Class A ordinary shares and Class A Preferred shares) offered in this offering are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiaries. we rely on contractual arrangements by and among WXBJ, the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to receive substantially all of the economic benefits from the VIEs’ operations and be the primary beneficiary of the VIEs for accounting purposes. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a British Virgin Islands holding company, to enforce these contractual arrangements and doing so may be quite costly, and these contractual arrangements have not been tested in a court of law.

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

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in Internet and other related businesses (usually defined as “value-added telecommunication business” under relevant PRC authorities), including the provision of Internet content and online service operations, which fell under the catalogue of negative list published and updated by PRC Ministry of Commerce from time to time. Specifically, foreign ownership is prohibited in industries of online audio and video program services and Internet cultural business (excluding music), foreign ownership of an Internet content provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the British Virgin Islands and WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) are foreign-invested enterprises (or called “wholly foreign-owned enterprises”, the “WFOEs”) under PRC laws and regulations. To comply with PRC laws and regulations, we have to conduct our business in China mainly through WXBJ, WXZJ and Zhihui Qiyuan (the VIE) and their respective subsidiaries, based on a series of contractual arrangements by and among WXBJ, Zhihui Qiyuan, and its registered shareholders. As a result of these contractual arrangements, we exert control over the VIEs (namely, Zhihui Qiyuan and its subsidiaries) and consolidate their financial results in our financial statements under U.S. GAAP. The VIEs (namely, Zhihui Qiyuan and its subsidiaries) hold the licenses, approvals, and key assets that are essential for our operations.

In the opinion of our PRC counsel, Feng Yu Law Firm, based on its understanding of the relevant PRC laws and regulations, each of the contracts among WXBJ, Zhihui Qiyuan and its registered shareholders is valid, binding, and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future relevant PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of the VIEs’ shareholding structure. If our group companies (including our WFOEs and its subsidiaries and the VIEs) are found in violation of any PRC laws or regulations, or if the contractual arrangements among WXBJ, Zhihui Qiyuan and its registered shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

We may lose the ability to use and enjoy assets held by the VIEs that are important to our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIEs hold certain assets that are important to our operations, including the ICP License, SP License, the Internet Culture Operation Permit, the Commercial Performance License, and Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage, or dispose of their assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations, and financial condition. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Contractual arrangements may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among WXBJ, Zhihui Qiyuan, and its registered shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase VIEs’ tax expenses without reducing the tax expenses of WXBJ, subject the VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment WXBJ may have. As a result, our consolidated results of operations may be adversely affected.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares.

We and our Hong Kong subsidiary are holding companies, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ordinary shares and pay back any debt it may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as WXBJ or WXZJ, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to current effective PRC laws and regulations regarding foreign investment which may be updated following the effectiveness of PRC Foreign Investment Law, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

If the custodians or authorized persons of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and the VIEs are generally held securely by the personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses, or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.

Risk Factors Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries and the VIEs, in particular WXBJ and WXZJ, two wholly foreign-owned enterprises, are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

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

We endeavor to eliminate illicit content from our platforms. We have made substantial investments in resources to monitor content that broadcasters generate on our platforms and the way in which our users engage with each other through our platforms. We use a variety of methods to ensure our platforms remain a healthy and positive experience for our users. Although we employ these methods to filter content posted on our platforms, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platforms, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platforms. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, there is no assurance that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed and we may lose users and customers. As a result, our revenues and results of operations may be materially and adversely affected and the value of our Class A Ordinary Shares could be dramatically reduced.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the future business and operating results and the competitive position of the VIEs and our company as a whole. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on the VIEs and our company as a whole. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect the future business and operating results of the VIEs and our company as a whole.

The PRC government’s significant oversight over our business operation could result in a material adverse change in the operations of the VIEs and our company as a whole and the value of our Class A ordinary shares.

We conduct our business in China primarily through our PRC subsidiaries (including WFOEs) and the VIEs, which are subject to Chinese government’s significant oversight and discretion. The Chinese government may intervene or influence the current and future operations of our PRC subsidiaries and the VIEs at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves, which could result in a material change in our operations and the value of our securities.

In the event that the Chinese government exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, relevant Chinese regulatory authorities could disallow contractual arrangement under the VIE agreements and hinder our ability to exert contractual control over or consolidate the VIEs under US. GAAP. the VIEs, which would likely result in a material change in operations and/or value of the Company’s securities, including that it could cause the value of such securities to significantly decline or become worthless.

Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty, which could materially and adversely affect the operations of the VIEs and our company as a whole and the value of our securities.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Furthermore, the Chinese education sector is going through a series of reforms and new laws and guidelines have been recently promulgated and released to regulate the education industry. These new laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to the data and other business practices of the VIEs and our company, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect the business of the VIEs. Although our PRC subsidiaries, the VIEs and our company as a whole have not been impacted by these new laws and guidelines, any future quick changes of the laws and rules with little or no advice notice and the uncertainty resulted therefrom could materially and adversely disrupt and affect the operation of our PRC subsidiaries, the VIEs and our company.

Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting and the cessation of trading of our shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC approved Rule 6100 adopted by the PCAOB to establish a framework for the PCAOB’s determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act, which require us to identify in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue stop order to prohibit the trading of our shares.

On December 16, 2021, the PCAOB issued a Determination Report which reported that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong.

Our former auditor, Friedman LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Freidman LLP is not among the PCAOB-registered public accounting firms registered in mainland China or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe or conclude that Friedman LLP would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.  Our shares could still be delisted and prohibited from being traded over-the-counter under the HFCA Act PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

Our current auditor, OneStop Assurance PAC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. OneStop Assurance PAC is not among the PCAOB-registered public accounting firms registered in mainland China or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe or conclude that OneStop Assurance PAC would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.  Our shares could still be delisted and prohibited from being traded over-the-counter under the HFCA Act PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to SHC’s access of the U.S. capital markets.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the VIEs’ operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the Class A ordinary shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On December 24, 2021, the CSRC published the “Overseas Issuance and Listing Regulations Drafts”, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic enterprise. Although such Overseas Issuance and Listing Regulations Drafts are still subject to public comments and formal adoption and promulgation by Chinese authorities, and some provisions leave room for further interpretations by additional future rules and regulations, they have provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas.

The definition of “indirect issuance of securities overseas by a Chinese domestic enterprise” under the Overseas Issuance and Listing Regulations Drafts is relatively broad. Under the Overseas Issuance and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes indirect issuance of securities overseas by a Chinese domestic enterprise. Under the Overseas Issuance and Listing Regulations Drafts, the following two situations will be deemed as “indirect issuance of securities overseas by a Chinese domestic enterprise”: (1) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, or (2) the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of China, and principal business place is in the territory of China or such business is conducted in China. It still remains uncertain if the aforesaid two conditions shall be met at the same time or not.

In the event any listing and issuance of securities have fallen under the definition of “indirect overseas listing and issuance of securities overseas by a Chinese domestic enterprise”, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the fillings after the initial public offering, the issuer’s related Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filling report and related commitments, opinion from Chinese competent authorities as to the supervisor of the domestic company (if applicable), security assessment opinion from Chinese competent authorities (if applicable), PRC legal opinion, and prospectus. If the company issues such securities to be listed in an overseas public market after its initial public offering, or purchases assets by means of issuance of securities overseas, it shall also file with CSRC within three business days thereafter and make related undertakings, reports, and explanations to CSRC.

It is uncertain when the final regulations will be issued and take effect, and how they will be enacted, interpreted or implemented. If the offerings by us will be deemed as “indirect issuance of securities overseas” by the VIEs, we need to comply with the aforesaid filing requirements. The noncompliance of the filling requirements will lead to penalties imposed on the Chinese domestic enterprises, the controlling shareholder, the actual controller, directors, supervisors, and officers of the Chinese domestic enterprises, and other related responsible persons. Under the Overseas Issuance and Listing Regulations Drafts, the potential penalties for the variable interest entities include fines within the range between RMB 1 million and RMB 10 million. If the noncompliance is deemed severe, the operations of the variable interest entities can be suspended to rectify and the permission and licenses held by variable interest entities s could be canceled.

The VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition and results of operations of the VIEs and our company as a whole.

The VIEs are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We may be subject to various risks and costs associated with the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our employees, users, anchors, contractors and other counterparties and third parties.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which shall take effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Security Law, which shall come into force as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security.

On December 28, 2021, the CAC and twelve other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures (“the Review Measures”), which became effective on February 15, 2022. The Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) and the network platform operators (the “Network Platform Operators”) which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. As advised by our PRC legal counsel, we believe that we and our PRC subsidiaries are not required to apply for a cyber security review with CAC, since we listed our Ordinary Shares on the Nasdaq before the effective date of the Review Measures and the requirement of Article 7 of the Review Measures that “Network Platform Operators with personal information of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office” should not be applicable to us or our PRC subsidiaries. However, the Review Measures do not provide any explanation or interpretation of “overseas listing” or “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the review measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

The VIEs do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. Although we believe the VIEs currently are not required to obtain clearance from the Cyberspace Administration of China under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our shares in the future. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law and the Data Security Law will be implemented and interpreted in practice. PRC regulators, including the Ministry of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, the PCAOB and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business through our PRC subsidiaries and the VIEs in China is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	loss of intellectual property rights;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings

●	necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any similar reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations.

Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Scienjoy Holding Corporation, the British Virgin Islands holding company, may rely on dividend payments from our PRC subsidiaries for cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. WXBJ receives payments from the VIEs pursuant to the VIE agreements. WXBJ also receives payments from its PRC operating subsidiaries. WXBJ may make distribution of such payments to Scienjoy International Limited, our Hong Kong subsidiary, then further distribute the funds to Scienjoy Holding Corporation through its fully owned subsidiary, Scienjoy Inc. If any of our PRC subsidiaries or the VIEs incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss a PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Our PRC subsidiaries and the VIEs receive substantially all of their revenue in Renminbi. Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their potential future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

In response to the persistent capital outflow in China and renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and the SAFE have promulgated a series of capital controls in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our Chinese subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact the business operations of the VIEs.

In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.

In April 2021, the State Administration for Market Regulation (the “SAMR”), together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws.

Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our future offerings, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

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

If we are treated as a resident enterprise, non-PRC resident shareholders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of our Class A ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise shareholders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether a non-PRC shareholders company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although we are incorporated in the British Virgin Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident shareholders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in us.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations and associated penalties with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our Class A ordinary shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

PRC regulations relating to offshore investment activities by PRC residents may limit the ability of WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) to increase our registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

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

If our shareholders or beneficial owners who are PRC residents or entities (as applicable) do not complete their registration with the local SAFE branches, our PRC subsidiaries (in particular, the WFOEs) may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries (in particular, the WFOEs). Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries (in particular, the WFOEs), could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us to make additional capital contributions or loans to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIEs. We may make loans to our PRC subsidiary and the VIEs or it may make additional capital contributions to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries (in particular, the WFOEs), are subject to PRC regulations. For example, none of our loans to a PRC subsidiary (in particular, the WFOEs) can exceed the difference between our total amount of investment and our registered capital approved under relevant PRC laws, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio and the loans must be registered with the local branch of SAFE and the competent departments of State Development and Reform Commission in case of any external debts of more than one year. Our capital contributions to our PRC subsidiaries (in particular, the WFOEs) must be approved by or filed with the MOFCOM, SAFE, or their respective local counterpart.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries (in particular, the WFOEs) may be negatively affected, which could adversely affect the liquidity of our PRC subsidiaries and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements, but may be subject to internal rules of related PRC subsidiary’s bank (in particular, the WFOEs’ capital funds account open in bank), which is also under the monitor of SAFE. Therefore, our PRC subsidiaries (in particular, the WFOEs) is able to pay dividends in foreign currencies to us without prior approval from SAFE, but should still comply with bank’s related rules. However, approval from or registration with appropriate government authorities (including formalities in the bank) is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Risks Relating to Our Class A Ordinary Shares.

NASDAQ may apply additional and more stringent criteria for our continued listing.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over the continued listing of securities in NASDAQ and NASDAQ may use such discretion to deny apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for continued listing on NASDAQ. In addition, NASDAQ has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit. For the aforementioned concerns, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an “emerging growth company” until the fiscal year ended February 8, 2024. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or an annual revenue exceeds $1.07 billion, or the market value of its Class A ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. As a result, potential investors may be less likely to invest in our securities.

Heshine will control the outcome of our shareholder actions.

As of April 25, 2022, Heshine holds 4,394,708 shares of Class A ordinary shares and 2,625,058 shares of Class B shares. Assuming none of the outstanding warrants has been exercised, holds 52.50% of our aggregate voting power. Heshine’s voting power gives it the power to control actions that require shareholder approval under British Virgin Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association.

Heshine’s control may cause transactions to occur that might not be beneficial to direct or indirect holders of our Class A ordinary shares and may prevent transactions that would be beneficial to you. For example, Heshine’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our Class A ordinary shares might otherwise receive a premium for your securities over the then-current market price. In addition, Heshine is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your Class A ordinary shares. If Heshine is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Heshine, and may do so in a manner that could vary significantly from that of Heshine.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Assuming none of the outstanding warrants has been exercised, we are a “controlled company’’ as defined under the Nasdaq Stock Market Rules because Heshine controls more than 50% of our voting rights. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

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

Our dual-class share structure with different voting rights and conversion of certain ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A ordinary shares may view as beneficial.

We are a Foreign Private Issuer and we have adopted a dual-class share structure, which includes reclassification of previous ordinary shares into Class A ordinary shares with one vote per share and authorization and issuance of Class B ordinary shares with ten votes per share. Additionally, together with the adoption of a dual-class share structure, 2,625,058 Class A ordinary shares held by Heshine have been converted into 2,626,058 Class B ordinary shares. Adoption of the dual-class structure and the conversion of certain ordinary shares held by Heshine into Class B ordinary shares has resulted in further concentration of ownership held by Heshine. Consequently, Heshine have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Heshinemay also take actions that are not in the best interest of the Company or the Company’s other shareholders. In addition to limiting your ability to influence corporate matters, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving the Company’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of our Class A ordinary shares.

Our dual-class structure of ordinary shares may adversely affect the trading market for our Class A ordinary shares.

In 2017, S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

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

Certain provisions of the Fourth Amended and Restated Memorandum and Articles of Association may be deemed to have an antitakeover effect.

The Fourth Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deferring or preventing or rendering more difficult a change in control of the Company that a shareholder might consider in his or her best interest, including the following:

●	Poison Pill Defenses. Under the Companies Law there are no provisions that specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. Our FourthAmended and Restated Memorandum and Articles of Association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Class A ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans.

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

Our principal executive offices are located at 3rd Floor, JIA No.34, Shenggu Nanli, Changyang District, Beijing 100029, China. Our telephone number at this address is (86) 10-6642 8188. Our registered office in the British Virgin Islands is located at Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York. Our website is http://www.scienjoy.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registration that make electronic fillings with the SEC using the EDGAR system.

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

On May 18, 2017, Scienjoy established its wholly owned subsidiary in Hong Kong, Scienjoy International Limited (“Scienjoy HK”), as a holding company holding all of the outstanding shares of Sixiang Wuxian (Beijing) Technology Co., Ltd (“WXBJ”) which was established in PRC on October 17, 2017 under the laws of the People’s Republic of China as a holding company holding all of the equity interest of Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), which was incorporated on July 5,2018.

Scienjoy established ZH (through WXBJ), as a holding company for purpose of holding all of the outstanding equity interest of Holgus X and Kashgar Times, as follows:

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

On January 29, 2019, Scienjoy, through WXBJ, entered into a series of contractual arrangements (“VIE Agreements”) with Zhihui Qiyuan and its registered shareholders, and in substance obtained control over all equity shares, risks and rewards of SG, HX and LH through Zhihui Qiyuan. For a description of the VIE agreements pursuant to which Scienjoy and its subsidiaries were established as a primary beneficiary of Zhihui Qiyuan, see “Item 4. Information on the Company—C. Organizational Structure—Contracts that give the Company effective control of the VIEs.”

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

On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Class A Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. Since the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

In December 2020, we have set up two new subsidiary companies, Holgus Sixiang HaoHan Internet Technology Co.,Ltd. and Sixiang ZhiHui (HaiNan) Technology Co,. Ltd., and in March 2021, QY has set up a new subsidiary named ZhiHui QiYuan (HaiNan) Investment Co,. Ltd. for general corporate purpose.

On March 2, 2021, QY established a wholly owned subsidiary Zhihui QiYuan(HaiNan) Investment Co,. Ltd (“QYHN”) in Hainan, PRC to provide information technology service.

In September 2021, SG set up three subsidiaries, SH, SHWL and HYHF in an effort to enrich the product lines and expand the user base.

On December 29, 2021, Beijing local time, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Hongle Acquisition”). Yieryi and Wolter Global are under common control. The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”).

Upon the closing of transactions contemplated in the Framework Agreement, SHC acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in our Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in our Class A ordinary shares to be issued to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in our Class A ordinary shares to be issued to Wolter Global (the “Wolter Global Share Consideration”).

In January 2022, we have set up a new subsidiary company, Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. for general corporate purpose.

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100,000 (US$15,692). We believe the acquisition of CDZH and HYDC will help to enrich the product lines, expand the user base and commercialize the growth potential in the live streaming market.

On April 28, 2022, we have set up a new subsidiary company, Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd. for general corporate purpose.

Transaction with White Lion Capital LLC

On February 23, 2021, we entered into the Purchase Agreement with White Lion Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, White Lion Capital is committed to purchase our Class A Ordinary Shares with an aggregate offering price of up to $30,000,000 (“Commitment Amount”) from time to time over a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement. The Purchase Agreement was terminated on June 24, 2021.

Adoption of Dual-class Structure and Authorization of Class A Preferred Shares

On November 8, 2021, at 10:00 a.m. local time in Beijing, China we held our 2021 annual general meeting of shareholders (the “AGM”) at which the shareholders’ resolutions approved: (i) the adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters.

B.	Business Overview

Mission

We are committed to establishing a mobile entertainment social community where users can enjoy interactive mobile live streaming and asynchronous social connection.

Overview

We are a leading provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We have 288,898 active show broadcasters for the year ended December 31, 2021. We had approximately 267.0 million registered users by the end of December 31, 2021, increased from 250.0 million registered users for the year ended December 31, 2020. For the year ended December 31, 2021, the number of paying users was approximately 840,640, decreased 7% from 904,568 paying users in fiscal 2020. Before the BeeLive Acquisition, we operated primarily on three platforms (Showself Live Streaming, Lehai Live Streaming and Haixiu Live Streaming). Through the BeeLive Acquisition, we added two additional platforms (BeeLive Chinese (MiFeng) and BeeLive International) to our businesses. Through the Hongle Acquisition, we added one additional platform (Hongle.tv) to our businesses. All our platforms are using our own mobile applications, and have created a vibrant, interactive, and close community.

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

We have achieved significant growth since our inception. The number of registered users of the Company’s platforms at year end has increased from 170.7 million in 2018 to 267.0 million in 2021. The platforms’ annual ARPPU was RMB 1,345 and RMB1,963 for the years ended December 31, 2020 and 2021, respectively. The platforms’ paying ratio has increased from an average of 2.7% in 2020 and to 4.0% in 2021.

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

We have plans to expand our business globally. We have obtained considerable experience in mobile live streaming industry and plans to promote its mobile live streaming platform in Southeast Asia, Middle East and South America. On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Class A Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. Since the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

On December 29, 2021, Beijing local time, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Hongle Acquisition”). Yieryi and Wolter Global are under common control. The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”).

Upon the closing of transactions contemplated in the Framework Agreement, SHC acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in our Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in our Class A ordinary shares to be issued to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in our Class A ordinary shares to be issued to Wolter Global (the “Wolter Global Share Consideration”).

Hongle.tv is a similar mobile apps to our existing four platforms, “Showself” (秀色直播), “Lehai”(乐嗨), “Haixiu” (嗨秀), and BeeLive Chinese (“MiFeng” 蜜疯直播). Such platforms are launched in China in Chinese language. The only differences as compared to the four said platforms are that 1) The said four platform are viewed on the mobile apps with broadcasters occupying half of the screen at the top while comments and social chat at the bottom while in Hongle.tv, broadcasters occupying the full page of the screen; 2) The said four platforms are targeted at general public while Hongle.tv is focused on younger generations especially university students.

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

Tap into the Next Phase of Explosive Industry Potential through M&A

Mergers& Acquisitions will be one of crucial strategies to expand our business swiftly, which support rapid execution of each element of our business growth. The targeted sectors include related high-tech companies, data analysis companies, live streaming companies (especially oversea targets), new media advertising companies, and beauty industry related companies. We have consummated the BeeLive Acquisition in 2020 and the Hongle Acquisition recently.

Our Platforms

We operate our live streaming communities through multiple platforms, each with our own mobile applications. After the recent successful acquisition of Beelive, we currently operate primarily six platforms: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming Chinese (MiFeng) and BeeLive International and Hongle Live Streaming These platforms together make us the leading provider of mobile show live streaming.

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

BeeLive International

BeeLive International was launched in second half of 2019. It provides Arabic language service covering the Middle East and Thai language service covering Southeast Asia and Middle East. The following are two typical screenshots for the mobile application of BeeLive International in Arabic and Thai, respectively (iOS version may vary).

Hongle Live Streaming

Hongle Live Streaming was launched in mainland China in 2016. The company acquired such platform in January 2022. The following is the typical screenshot for the mobile application of Hongle Live Streaming (Hongle). (iOS version may vary).

Key Differences among the Platforms

All six platforms are categorized as “show live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (singing, dancing, talk shows, etc.). Broadcasters on all six platforms have been trained by broadcaster agents to provide content more professional than that of average amateur broadcasters. Due to different broadcasters, user and geographical bases, the six platforms differ in their operation strategies, including the followings:

●	Showself is our largest platform. Because of the large number of broadcasters and users base, Showself has capacity to organize different talent shows and events, such as singing, poem writing and traditional Chinese opera.

●	As compared to Showself, Lehai and Haixiu have less users who are likely to spend money on live streaming shows. As such, in addition to live streaming shows, Lehai and Haixiu offers more free games or games that do not require much spending.

●	BeeLive Chinese (MiFeng), compare to other Chinese platforms, focus more on the need of social communications of our users, therefore people tend to use them more often as a tool of communication with friends and peers.

●	On BeeLive International, more users choose to become broadcasters where they can perform talent show themselves in front of other users and in turn receive revenue sharing fee from them.

●	Hongle Live Streaming, in comparison with our other domestic platforms, more focuses on enabling ordinary people to broadcast timely with their mobile phones. As a result, comparably, it has a broader mobile broadcaster base and its broadcasters tend to be much younger.

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

Our Users

We have an active and well-structured user base. In 2014, we transformed ourselves from a social network platform to a show live streaming platform. Since then, we have experienced increased broadcasting competition and refined our operations. We have also accumulated a diversified user group through constant innovation and promotion. Throughout December 31, 2020 up to December 31, 2021, the number of registered users on our platforms have reached 267.0 million.

We do not limit ourselves to acquiring users solely through self-growth fission or third-party marketing. Instead, we adopt the model of win-win game to achieve stable and mutually beneficial expansion of our user base. In 2021, the number of paying users for our platforms was 840,640 and their average revenue per paid user (ARPPU) for fiscal 2021 was RMB1,963.

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

Our Broadcasters

The supply of talented and popular broadcasters is essential to us, particularly given our focus on developing professionally generated content. Broadcasters serve as the primary interface with users and, therefore, the success of our platforms depend largely on the talent and popularity of the broadcasters. Our active broadcasters significantly increase from 192,389 for the year ended December 31, 2020 to 288,898 for the year ended December 31, 2021.

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

Intellectual Property

We regard our software copyrights, domain names, trademarks and other intellectual property as critical to our success. As of April 30, 2022, we have registered 226 copyrights in China, 19 domain names, 9 patents for live streaming technology, and 111 trademarks including the Showself, Haixiu, and Lehai logos, with additional 3 trademarks in the process of application.

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

Competition

We focus on show live stream model and in this area we face significant competition from providers of similar online streaming services. Our competitors in the mobile live streaming market in China include other providers of show live streaming products, such as Hello Group and JOYY, as well as other pan-entertainment streaming platforms such as Inke, Huafang, and gaming streaming DOYU and HUYA. We compete to promote our products and gain users, to attract and hire management personnel with operational experience, and to secure diversified marketing channels.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

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

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016 (as amended on June 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from Ministry of Industry and Information Technology (the “MIIT”), or its provincial branches prior to the commencement of such services.

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

On July 13, 2006, the Ministry of Information Industry (which is the predecessor of MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (b) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and I all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 version) (the “Negative List”) promulgated jointly by the MOFCOM and the National Development and Reform Commission (the “NDRC”) on Dec 27, 2021, the Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the Negative List, are allowed to make investments in the industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties. The internet content service, internet audio-visual program services and online culture activities are subject to foreign investment restrictions/prohibitions set forth in the Negative List.

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

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to enhance the protection of users’ personal information in relation to the download, installing and upgrade of apps.

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

On April 25, 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services, amended on Mar 23, 2021, which apply to the provision of radio, television programs and other audio-visual programs to a targeted audience on television and all types of handheld electronic equipment. This provision covers the Internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television, private network mobile television and Internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio/Video Program issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above referenced businesses.

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

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions define “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers or mobile phone numbers, etc.

In November 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Network Live-performance Streaming and E-Commerce Streaming, which requires a live-performance streaming platform to adopt and practically implement the real-name registration system for the streamers and the viewers who purchase virtual gifts for streamers by taking measures including real-name verification, face recognition and human review. Viewers who fail to pass the real-name registration shall not be allowed to purchase virtual gifts. Live-performance streaming platforms shall block any mechanism that allows minors to purchase any virtual gifts for the streamers. A platform shall set the limitations of maximum amount for purchasing virtual gifts for each time, each day and each month. If a viewer making virtual gift purchases that aggregately reach the half of the daily or monthly limitations, the platform shall notify such viewer and allow such viewer to make further purchase only when he or she confirms the payment through SMS verification or other methods. If a viewer making virtual gift purchases that aggregately reach the full daily or monthly limitations, the platform shall suspend purchase services to such viewer. A platform shall also adopt a delayed-fund-transfer system such that if a streamer commits illegal activities, the purchase of virtual gifts shall be refunded to viewers. In addition, the live-performance streaming platform shall not adopt operational strategies that encourage viewers to purchase virtual gifts irrationally. If the platform finds that any streamer or his or her agent implies, solicits or encourages viewers to make large amount purchases by means of disseminating vulgar information, engaging in organized publicity stunt or engaging a “water army” to purchase virtual gifts in large volumes, the platform shall take measures against such streamer and such agent, list him or her on a watch list and report him or her to the radio and television administration authorities. In addition, it requires live-performance streaming platforms and e-commerce streaming platforms to complete filing with the National Information Registration Administration System of Online Audio/Video Platforms prior to November 30, 2020.

On April 12, 2022, the Online Audio-visual Program Management Department of NRTA and the Publishing Bureau of the Central Propaganda Department issued the Notice on Strengthening the Management of Livestreaming of Online Games on the Online Audio-visual Program Platforms. The Notice provides that online audio-visual program platforms, including live streaming platforms shall not (i) disseminate illegal games on audio-visual program platforms; (ii) stream online games that have not been approved by the competent authorities; and (iii) use live broadcast rooms and other forms to drive traffic for the illegal game content on various platforms. Further, the Notice requires live streaming platforms to strengthen the management of game livestreaming content. For example, livestreaming platforms, in particular, online game livestreaming platforms, shall strictly control the content setting, publicity and interactions of users and take effective measures to strengthen the management of livestreaming of online games, such as establishing and improving the management system of information release, follow-up comments and emergency response related to living game programs and improving the program monitoring and public opinion monitoring mechanism. In addition, livestreaming platforms are also required to strengthen the guidance of the game anchor’s code of conduct and establish and implement the protection mechanism for minors. The platforms that conduct livestreaming of online games shall set up anti-addiction mechanisms for minors, take effective measures to ensure that the “teenager model” is effective, implement the requirements of real-name system, prohibit minors from recharging and rewarding, and set up special channels for refund of rewards given by minors. The Notice also provides that those who violate the law should not use livestreaming to make sound appearances. In addition, online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) should not live broadcast overseas game programs or competitions with obtaining approval from relevant authorities.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks.

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

The Regulations for the Administration of Audio and Video Products, as released by the State Council in December, 2001 and last amended in November 2020, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

In September 2021, the State Council released the Opinions on Improvement of Internet Civilization, which reiterates the necessity of strengthening the order in cyberspace and requires Internet platforms to strengthen the responsibility of network platform, strengthen the website platform community rules, user agreement construction, and enhance national security awareness.

On September 15, 2021, the CAC released the Opinions on Further Intensifying Responsibilities of Website Platform for Information Content, which provides specific requirements for website platforms from various aspects, such as community rules, accounts, content moderation, content quality management, key functions, platform operation, minors’ online protection and personnel management. Pursuant to the Opinions, website platforms shall create a positive and healthy cyberspace and steer public opinion in the correct direction. Website platform are also required to strengthen the management of pop-ups, accurately handle the procedures of sending out push notifications to users and strictly control the frequency of push notifications.

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

Under the Virtual Currency Notice, “online games virtual currency trading service provider” refers to the business that provides platform services related to virtual trading in online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the Ministry of Commerce. According to the Guiding Opinions on Online Trading (Interim) issued by the Ministry of Commerce on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

On August 31, 2018, the SCNPC promulgated the E-commerce Law, or the PRC E-commerce Law, which became effective on January 1, 2019. The E-commerce Law clarifies on the obligations of the e-commerce platform operators. On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which became effective on May 1, 2021 and replaced the Administrative Measures for the Online Trading promulgated on January 24, 2016. The Online Transaction Measures further emphasize, among others, that e-commerce platform operators are required to establish a mechanism to inspect and monitor products and services provided by the merchants, and shall submit the identity information of those merchants to the local branches of the SAMR.

Regulations Relating to Commercial Performances

The Administrative Regulations on Commercial Performances was firstly promulgated by the State Council in 2005 and most recently amended on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval; while a performance brokerage agency shall have three or more full-time performance brokers and funds suitable for the relevant business, and file an application with the culture administrative department at the provincial level. The culture administrative department shall make a decision within twenty (20) days from the receipt of the application whether to approve the application, and upon approval, will issue a commercial performance license. Currently, there is no related regulations or governmental interpretation to specify if above regulations apply to live streaming business.

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

The PRC Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

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

The amended Copyright law covers Internet activities, products disseminated over the Internet and software products, among the subjects entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the Copyright Protection Center of China. To further clarify some key Internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. On Jan. 1, 2021, 2013 Regulation was amended (2021 Regulation). Under the 2021 Regulation, where an Internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such Internet information service provider to assume joint liability for such infringement.

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

On May 18, 2006, the State Council issued the Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and amended on January 30, 2013. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the certain circumstances.

Patent

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Domain name

On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

On June 18, 2019, China Internet Network Information Center (“CNNIC”) issued the Implementing Rules for country code Top-Level Domain, ccTLDs. On June 18, 2019 the CNNIC issued, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. On August 24, 2017, the MIIT promulgated the Measures for Administration of Internet Domain Names, which regulates the registration of domain names.

Regulations Relating to Internet Infringement

On May 28, 2020 the National People’s Congress promulgated the Civil Code of the People's Republic of China, or the Civil Law, which became effective on January 1, 2021. Under the Civil Law, an Internet user or an Internet service provider that infringes upon the civil rights or interests of others through using the Internet assumes tort liability. If an Internet user infringes upon the civil rights or interests of another through using the Internet, the person being infringed upon has the right to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

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

On June 22, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council jointly promulgated the Circular on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security. According to the Circular, the security protection grade of an information system may be classified into five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record- filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

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

On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal content, nor to present exaggerated, sexually suggestive, discriminative or otherwise inappropriate contents in eye-catching areas such as home page, popup and hot search list.

On July 1, 2015, the SCNPC issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, effective on September 1, 2021, pursuant to which, a “critical information infrastructure” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, the national economy and citizens’ livelihoods or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. The appropriate governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. In the event of occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required.

On November 14, 2021, the CAC published Measures on Network Data Security Management (Draft for Comment), or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall must for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affecting or possibly affecting national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within 15 working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection-related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval.

On September 17, 2021, the CAC and other eight government authorities jointly issued the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms with the aim to, within three years, gradually establish a comprehensive governance pattern for algorithm security with a complete governance mechanism, a refined regulatory system and a standardized algorithm ecosystem. According to the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of hidden dangers, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms.

Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to discontinue disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

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

The Personal Information Protection Law of the People’s Republic of China (“PIPL”) was passed on August 20, 2021 and went into effect November 1, 2021. The PIPL generally covers all organizations operating in China processing personal information and applies to the activities of handling the personal information of natural persons within the borders of China. Moreover, PIPL will require compliance initiatives on the part of Chinese organizations and foreign companies operating in China. According the PIPL, Information handlers have several responsibilities, including adopting the certain measures to ensure personal information handling conforms to the provisions of laws and administrative regulations, and prevent unauthorized access as well as personal information leaks, distortion, or loss. The PIPL has several enforcement mechanisms, including warnings, orders to stop illegal activity, fines, and confiscation of unlawful income. Illegal acts may also be recorded in China's Social Credit System. In addition, individuals can also sue handlers for violation of their rights.

On November 1, 2021, the MIIT published the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services, which stipulates that enterprises shall provide a list of personal information collected and a list of personal information shared with third parties, and shall display such lists in the second-level menu of the APP for users’ access (“Dual Lists Obligation”). Furthermore, the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services requires certain enterprises as enumerated in its schedule to fulfill the Dual Lists Obligation by the end of 2021, but it does not provide a clear deadline for other enterprises.

On October 1, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via Apps from January 2019 through December 2019. The PRC Civil Code further provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC on August 29, 2015, effective on November 1, 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for: (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (i) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity and implementing the responsibility for cybersecurity protection; (ii) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (iii) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (iv) taking measures such as data classification, and back-up and encryption of important data; and (v) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information and obtain the consent of the persons whose data is gathered.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular: (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period, be reported in public; or even quit its operation or cancel its business license or operational permits.

On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment), which sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. Nevertheless, Circular 19 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Further, in June 2016, the SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound invest.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations.

Dividend distribution

The principal regulations governing distribution of dividends paid by wholly foreign-invested enterprises include the PRC Company Law, promulgated in 1993 and amended in 2004, 2005, 2013 and 2018, and the Foreign Investment Law and its Implementation Rules.

Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

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

The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007 and amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch.

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. On December 31, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in the PRC, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

On December 27, 2021, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment, or the Negative List, which came into effect on January 1, 2022. Pursuant to the Negative List, foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited.”

In December, 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which include:

(i)	investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors;

(ii)	acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and Internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Regulations Relating to Protection of Minors and Real-Name Registration System

Pursuant to the PRC Minors Protection Law (2020 Revision) which became effective on June 1, 2021, providers of network products and services may not provide minors with products or services that induce addictive usage. Providers of network services such as online games, network livestreaming, network audio and video, and social networking shall set up corresponding time management, authority management, consumption management and other functions for minors who use their services.

In addition, pursuant to the Internet Livestreaming Services Provisions, livestreaming service providers should verify the identity of users on a livestreaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and in effect as of January 1, 2017, livestreaming service providers must require streamers on a livestreaming platform to make real-name registration.

On November 29, 2021, the Ministry of Culture and Tourism issued the Opinions of the General Office of the Ministry of Culture and Tourism on Strengthening the Protection of Minors in Online Cultural Markets, which reiterates the necessity of comprehensive governance in the field of culture and entertainment and the importance of network protection of minors. Pursuant to the opinions, (i) online cultural service provider shall improve the ability to identify the accounts of users who are minors; (ii) online cultural service providers shall not provide registration services for livestreaming publisher accounts for minors under the age of 16 and shall obtain prior consent from the guardians of the users under age of 16-18 before providing account registration services to them; (iii) online cultural service providers shall strictly protect personal information and take necessary measures in a timely manner to stop the cyberbullying and prevent the spread of relevant information upon receiving notification from a minor who has been cyberbullying or his/her parents or other guardians; (iv) online cultural service providers shall block harmful content to minors and prohibit live broadcast rooms from luring minors to access harmful contents by displaying vulgar pictures, suggestive messages and private contact information such as phone numbers, WeChat numbers and QR codes; (v) solo appearances of minors or appearances by adults of more than a certain duration and recognized as using minors to accumulate popularity and profit by live rooms or short video accounts, or accounts that take the use of child models to attract attention or profit from goods shall be seriously punished; (iv) online cultural service providers shall set up protection mechanisms such as password lock, time lock, consumption limit, behavior tracking and uninstall and reinstall inheritance (anti-bypass) for minor-aged users, to prevent loopholes such as theft, fraudulent use and borrowed accounts in time.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an Internet music service provider must obtain an Internet Culture Operation License. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that Internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an Internet music service provider must obtain an Internet Culture Operation License. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that Internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products, which clarified that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (i) all unauthorized music products on the platforms of online music services providers shall be removed prior to July 31, 2015, and (ii) the National Copyright Administration investigate and punish the online music services providers who continue to transmit unauthorized music products following July 31, 2015.

Regulations Relating to Advertising Business

The SAMR (formerly known as State Administration of Industry and Commerce) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include (i) the PRC Advertisement Law, promulgated by the SCNPC on October 27, 1994 and most recently amended on April 29, 2021, and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or any entity otherwise specified in the relevant laws or administrative regulations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, misleading wording, (or) excess wordiness, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media. The Internet Advertising Measures specifically set out the following requirements: (i) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (ii) sponsored search results must be clearly distinguished from organic search results; (iii) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (iv) Internet information service providers that do not participate in the operation of Internet advertisements must stop publishing illegal advertisements if they have known or should know that the advertisements are illegal.

On March 9, 2020, the SAMR promulgated the Notice on the issuance of the “Key Points of the Inter-Ministry Joint Conference on Rectifying False and Illegal Advertising in 2020” and the “Work System of the Inter-Ministry Joint Conference on Rectifying False and Illegal Advertising.” According to the above regulations, the SAMR will study and strengthen the supervision of emerging advertising formats, especially key platforms and key media, and supervise Internet platforms to consciously fulfill their legal obligations and responsibilities to verify relevant certification documents and advertising contents, as well as avoiding publishing false and illegal advertisements.

On November 26, 2021, the SAMR published the Draft Administrative Measures on Internet Advertising for public comment, or the Draft Measures on Internet Advertising, which requires that users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, the Draft Measures on Internet Advertising provides that internet advertising operators and distributers shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. The Draft Measures on Internet Advertising also provides that advertising via livestreaming is subject to the new rules. Further, the Draft Measures prohibits internet operators from publishing advertisement on after-school training for primary school and middle school students and kindergarteners and prohibits advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol or beauty.

Regulation on Tax

On March 23, 2016, the Ministry of Finance and the SAT issued the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, pursuant to which the pilot plan for the replacement of business tax with VAT was expanded to all regions and industries as of May 1, 2016.

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the PRC Enterprise Income Tax Law, which was effective in 2008 and was amended in 2019.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 and amended in 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises,” or the SAT Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10% when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011. Such administrative measures further provide guidance on residence status determination and post-determination administration as well as the relevant procedures for competent tax authorities.

According to the SAT Circular 82 and SAT Bulletin 45, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC;

(ii)	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC.

We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applied to us. For example, certain of our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. However, it is possible that the PRC tax authorities may take a different view. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

On February 3, 2015, the SAT issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Assets Transfer by Non-PRC Resident Enterprises, as amended in 2017, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding of Income Tax of Non-resident Enterprise at Source, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

A PRC resident enterprise which distributes dividends to its non-PRC shareholders should withhold PRC income tax at a rate of 10% according to PRC law. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, if the beneficial owner of the dividends is a Hong Kong resident enterprise, which directly holds at least 25% of the equity interest of the aforesaid enterprise (i.e., the dividend distributor), the tax levied shall be 5% of the distributed dividends. Meanwhile, the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties has stipulated some factors that are unfavorable to the determination of “beneficial owner,” particularly in the case of holding companies.

In addition, pursuant to the Circular of the State Taxation Administration on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was issued by the SAT on February 20, 2009, for a tax resident of the counterparty to the tax treaty to be entitled to such tax treatment specified in the tax treaty for with respect to the dividends paid to it by a Chinese resident company, all of the following requirements should be satisfied: (i) the tax resident who obtains dividends should be a company as provided in the tax treaty; (ii) the equity interests and the voting shares of the Chinese resident company directly owned by such tax resident is at least a specified percentage; and (iii) the capital ratio of the Chinese resident company directly owned by such tax resident is at least the percentage specified in the tax treaty at any time within 12 months prior to acquiring the dividends.

Regulations Relating to Labor and Social Insurance

The principal laws that govern employment include (i) the PRC Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018, and (ii) the PRC Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012.

According to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Moreover, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

According to the PRC Social Insurance Law promulgated by the National People’s Congress of the PRC on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Anti-monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded

RMB2 billion in the preceding fiscal year, and at least two of those operators that had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the Anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the Anti-monopoly law enforcement agency may conduct Anti-monopoly review of transactions in respect of which it was notified.

On October 23, 2021, the SCNPC issued a discussion draft of the amended Anti-monopoly Law, which proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish Anti-monopoly compliance management systems to prevent Anti-monopoly compliance risks.

On February 7, 2021, the Anti-monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-monopoly in the Field of Internet Platforms, or the Anti-monopoly Guidelines on Platform Economies. Pursuant to an official interpretation from the Anti-monopoly Bureau of the State Council, the Anti-monopoly Guidelines on Platform Economies mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-monopoly Guidelines on Platform Economies prohibits certain monopolistic acts of Internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in Internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of users’ unnecessary data). In addition, the Anti-monopoly Guidelines on Platform Economies also reinforces antitrust merger review for Internet platform related transactions to safeguard market competition.

On August 17, 2021, the SAMR issued the Provisions on Preventing Online Unfair Competition (Draft for Public Comments), or the Draft Provisions on Preventing Online Unfair Competition, which aims to regulate the unfair competition behaviors of business operators through Internet and other information networks. The Draft Provisions on Preventing Online Unfair Competition provides, among others, business operators should not use any technical means to impede, interfere or conduct unfair competition behaviors.

Regulations Relating to M&A and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time consuming and complex, including requirements in some instances that the Anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises and that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic companies (Draft for Comments), or the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of RMB one million to RMB ten million. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The Draft Measures also provide that a China-based company that has been listed in an overseas market is also required to file with the CSRC within three business days for its follow-on offering of securities on the overseas market after the completion of the issuance. However, there is no timetable as to when these drafts will be enacted.

C.	Organizational Structure

We are a British Virgin Islands holding company and conduct our operations in the People’s Republic of China (the “PRC”) through Zhihui Qiyuan, and other VIEs, including SG, HX, LH, MF, QYHN, CX, LXZ, SH, SHWL, HYHF and WLT and through WFOEs and the wholly owned subsidiaries of WFOE, including Kashgar Times, Kashgar Lehong, Holgus X, Holgus H, ZHHN and ZHZJ. Through our Hong Kong subsidiary Scienjoy International Limited, we own a direct equity interest in WFOEs. WXBJ, Zhihui Qiyuan and Zhihui Qiyuan’s registered shareholders are parties to the VIE Agreements, pursuant to which the profits of Zhihui Qiyuan, and other VIEs, each such company formed under PRC Law, are directly or indirectly payable to WXBJ, and in connection with such VIE Agreements, the VIEs are directly or indirectly controlled by WXBJ. Any failure by any of the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, and any failure by us to maintain effective control over any of these VIEs, would have a material adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Factors Relating to Our Corporate Structure.”

The following diagrams depict our current organizational structure and VIEs’ organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationship between WXBJ and Zhihui Qiyuan are governed by contractual arrangements and do not constitute equity ownership.

The Company’s current organizational structure is as follows:

The VIEs’ current organizational structure is as follows:

Contractual Arrangements among WXBJ, the VIEs and the Shareholders of the VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. We are a company registered in the British Virgin Islands. To comply with PRC laws and regulations, we primarily conduct our business in China through the WFOEs and the VIEs, based on a series of contractual arrangements by and among WXBJ, the VIEs and the shareholders of the VIEs. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities in the PRC and consolidates their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control of VIEs and that enable us to receive substantially all of the economic benefits from the VIEs’ operations.

Contracts that give the Company effective control of the VIEs

Exclusive Option Agreement.

Pursuant to the exclusive option agreement (including its amendment or supplementary agreements, if any, the “Exclusive Option Agreement”) amongst WXBJ, Zhihui Qiyuan and the registered shareholders who collectively owned all of Zhihui Qiyuan, the registered shareholders irrevocably granted WXBJ or its designated party, an exclusive option to purchase all or part of the equity interests held by the registered shareholders in Zhihui Qiyuan, when and to the extent permitted under PRC law, at an amount equal to the lowest permissible purchase price as set by PRC law. Zhihui Qiyuan cannot declare any profit distributions, or create any encumbrances in any form without the prior written consent of WXBJ. The registered shareholders must remit in full any funds received from Zhihui Qiyuan to WXBJ, in the event any distributions are made by the VIE pursuant to any written consents of WXBJ.

The Exclusive Option Agreement shall remain effective for twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. WXBJ has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

Power of Attorney Agreements.

The registered shareholders of Zhihui Qiyuan entered into the power of attorney agreement (including its amendment or supplementary agreements, if any, the “Power of Attorney Agreement”) whereby such registered shareholders granted an irrevocable proxy of the voting rights underlying their respective equity interests in Zhihui Qiyuan to WXBJ, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the registered shareholders by the PRC company law and Zhihui Qiyuan’s Article of Association. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each such shareholder remains as a shareholder of Zhihui Qiyuan.

Share Pledge Agreement.

Pursuant to the share pledge agreement (including its amendment or supplementary agreements, if any, the “Share Pledge Agreement”) among WXBJ, Zhihui Qiyuan and the registered shareholders of Zhihui Qiyuan, such registered shareholders have pledged all their equity interests in Zhihui Qiyuan to guarantee the performance of Zhihui Qiyuan’ obligations under the Exclusive Option Agreement, Exclusive Business Cooperation Agreement and Power of Attorney Agreement.

If Zhihui Qiyuan breaches its contractual obligations under any of other VIE Agreements, WXBJ, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The registered shareholders of Zhihui Qiyuan agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhihui Qiyuan without the prior written consent of WXBJ. The Share Pledge Agreement shall be continuously valid until all obligations under the VIE Agreements have been fulfilled, or the VIE Agreements are terminated, or the secured debts has been fully executed.

Contracts that enable us to receive substantially all of the economic benefits from the VIEs

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement (including its amendment or supplementary agreements, if any, the “Exclusive Business Cooperation Agreement”) between WXBJ and Zhihui Qiyuan, WXBJ is to provide exclusive business support, technical and consulting services related to all technologies needed for its business in return for fees. The service fees may be adjusted by WXBJ based on the following factors:

●	complexity and difficulty of the services pursuant to the business cooperation agreement to Zhihui Qiyuan during the month (the “Monthly Services”);

●	the number of WXBJ’s employees who provided the Monthly Services and the qualifications of the employees;

●	the number of hours WXBJ’s employees spent to provide the Monthly Services;

●	nature and value of the Monthly Services;

●	market reference price; and

●	Zhihui Qiyuan’ operating conditions for the month.

The term of the Exclusive Business Cooperation Agreement is twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. Besides, WXBJ has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

We have been advised by Beijing Feng Yu Law Firm (北京锋昱律师事务所) (“Feng Yu Law Firm”), our PRC legal counsel:

●	based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among WXBJ, Zhihui Qiyuan and its registered shareholders are valid, binding and enforceable in accordance with their terms and do not violate current effective applicable PRC Laws.

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

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 267.1 million registered users by the end of December 31, 2021, increased from 250.0 million registered users for the year ended December 31, 2020.

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

On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd.. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Class A Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. During the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

On December 29, 2021, Beijing local time, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”). Upon the closing of transactions contemplated in the Framework Agreement, SHC acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in our Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in our Class A ordinary shares to be issued to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in our Class A ordinary shares to be issued to Wolter Global (the “Wolter Global Share Consideration”).

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100,000 (US$15,692). We believe the acquisition of CDZH and HYDC will help to enrich the product lines, expand the user base and commercialize the growth potential in the live streaming market.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the year ended December 31, 2020 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

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

We intend to further explore overseas markets to expand our business and user base through both organic expansion and selective investments. On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Class A Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. During the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

On December 29, 2021, Beijing local time, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”). Upon the closing of transactions contemplated in the Framework Agreement, SHC acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in our Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in our Class A ordinary shares to be issued to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in our Class A ordinary shares to be issued to Wolter Global (the “Wolter Global Share Consideration”).

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

Summary Consolidated Statements of Income

	For the years ended December 31,
	2019	2020	2021
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Total revenue	914,626	1,222,183	1,669,358	261,959
Cost of revenues	(720,637)	(959,939)	(1,364,902)	(214,183)
Gross profit	193,989	262,244	304,456	47,776
Sales and marketing expenses	(3,804)	(10,121)	(4,807)	(754)
General and administrative expenses	(11,957)	(33,889)	(65,233)	(10,236)
Research and development expenses	(21,523)	(31,780)	(70,039)	(10,991)
(Provision for) recovery of doubtful accounts	(854)	8,253	1,592	250
Income from operations	155,851	194,707	165,969	26,045
Interest income, net	1,005	2,960	3,962	622
Other loss, net	(310)	(4,702)	(90)	(14)
Foreign exchange (loss) gain, net	(5)	703	105	16
Change in fair value of warrant liabilities	-	3,904	16,421	2,577
Change in fair value of contingent consideration	-	(14,068)	(33,584)	(5,270)
Change in fair value of investment	-	-	22,833	3,583
Income before income taxes	156,541	183,504	175,616	27,559
Income tax expenses	(6,623)	(7,404)	(5,604)	(879)
Net income	149,918	176,100	170,012	26,680

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the years ended December 31, 2019, 2020 and 2021, revenue from consumable virtual items represented over 99% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2019	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	884,385	1,187,431	1,617,056	253,751
Live streaming - time based virtual item revenue	26,812	29,596	32,905	5,164
Technical services	3,429	5,156	19,397	3,044
Total revenue	914,626	1,222,183	1,669,358	261,959

As of December 31, 2021, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming and BeeLive Live Stream (including BeeLive Chinese version – Mifeng). The following table sets forth our revenue by platforms for the years indicated:

	For the years ended December 31,
	2019	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Showself	530,111	549,763	595,004	93,369
Lehai	181,626	180,112	242,910	38,118
Haixiu	199,460	321,468	326,661	51,260
Beelive	-	165,684	485,386	76,168
Technical services	3,429	5,156	19,397	3,044
TOTAL	914,626	1,222,183	1,669,358	261,959

The total number of paying users at Showself Live, Lehai Live, Haixiu Live and Beelive Live for the years indicated is as following:

	For the year ended December 31,
	2019	2020	2021
Showself	390,315	391,258	329,127
Lehai	78,890	132,477	189,653
Haixiu	228,270	319,403	188,039
Beelive	-	61,430	133,821
TOTAL	697,475	904,568	840,640

The ARPPU by Showself Live, Lehai Live, Haixiu Live and Beelive Live is as following (amounts in RMB):

	For the year ended December 31,
	2019	2020	2021	2021
In RMB and USD	RMB	RMB	RMB	USD
Showself	1,358	1,405	1,808	284
Lehai	2,302	1,360	1,281	201
Haixiu	874	1,006	1,737	273
Beelive	N/A	2,697	3,627	569
Overall average	1,306	1,345	1,963	308

Among four brands of live streaming platforms, Showself Live streaming contributed 39% to 56% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the years ended December 31, 2019, 2020 and 2021 was RMB 1,306, RMB 1,345 and RMB 1,963, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the year ended December 31,
	2019	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Revenue sharing fees	(597,940)	(828,874)	(1,179,935)	(185,158)
User acquisition costs	(94,367)	(87,064)	(120,196)	(18,861)
Bandwidth related costs	(6,275)	(6,586)	(9,802)	(1,538)
Others	(22,055)	(37,415)	(54,969)	(8,626)
TOTAL	(720,637)	(959,939)	(1,364,902)	(214,183)

Revenue sharing fees and content cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription based privileges. Revenue sharing fees were 65%, 68% and 71% of revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As we need to attract more talented broadcasters and offer more content to users, we adjusted our revenue sharing policy and provided broadcasters with higher revenue sharing percentage to attract more talented broadcasters. As a result, the revenue sharing fees increased by 39% in fiscal 2020 compared to fiscal 2019 and increased by 42% in fiscal 2021 compared to fiscal 2020. We expect our sharing fees and content cost for live streaming revenue to increase in line with the growth of our live streaming operations.

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

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the years ended December 31, 2019, 2020 and 2021 other cost represented approximately 2% to 3% of related total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for doubtful accounts.

	For the year ended December 31,
	2019	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Sales and marketing expenses	(3,804)	(10,121)	(4,807)	(754)
General and administrative expenses	(11,957)	(33,889)	(65,233)	(10,236)
Research and development expenses	(21,523)	(31,780)	(70,039)	(10,991)
(Provision for) recovery of doubtful accounts	(854)	8,253	1,592	250

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

(Provision for) recovery of doubtful accounts: We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for doubtful accounts, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account. We expect that the provision for doubtful accounts to decline as we have committed more resources to collection of account receivables.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue: Total revenues increased by RMB447.2 million, or 37%, from RMB1,222.2 million for the year ended December 31, 2020 to RMB1,669.4 million for the year ended December 31, 2021. This increase was driven by more quality content are provided through our integrated multiple live streaming platforms including Beelive platforms we acquired in September 2020. For the year ended December 31, 2021, the number of paying user was 840,640, decreased slightly by 7% from 904,568 paying user for the year ended December 31, 2020. Our paying ratio increased from 2.7% for the year ended December 31, 2020 to 4.0% for the year ended December 31, 2021. Our average ARPPU increased by 46%, from RMB 1,345 for the year ended December 31, 2020 to RMB 1,963 for the for the year ended December 31, 2021.

Cost of revenues: Our cost of revenues increased by 42%, from RMB959.9 million for the year ended December 31, 2020 to RMB1,364.9 million for the year ended December 31, 2021. The increase was primarily attributable to a 42%, or RMB351.1 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the 50% year-over-year increase in active broadcasters as well as the growth of the Company’s overall live streaming operations for the year ended December 31, 2021. In addition, the Company incurred share based compensation of RMB6.2 million for the year ended December 31, 2021 and no such expense incurred for the year ended December 31, 2020.

Gross profit: Our gross profit for the year ended December 31, 2021 increased by 16% to RMB304.5 million from RMB262.2 million for the year ended December 31, 2020. Gross margin for the years ended December 31, 2021 and 2020 was 18% and 21%. As we continued to increase the revenue sharing fee, it decreased the gross margin in short run but will attract more broadcasters and enhance the quality of our content offerings.

Total operating expenses: Total operating expenses for the year ended December 31, 2021 increased by 105% to RMB138.5 million from RMB67.5 million for the year ended December 31, 2020.

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 53%, from RMB10.1 million for the year ended December 31, 2020 to RMB4.8 million for the year ended December 31, 2021. This decrease was mainly due to the additional promotional activities that we executed in fiscal 2020 following an uptick in online user traffic as more online users spent an increased amount of time at home watching our live streaming content during the COVID-19 outbreak.

●	General and administrative expenses: Our general and administrative expenses increased by 92%, from RMB33.9 million for the year ended December 31, 2020 to RMB65.2 million for the year ended December 31, 2021. The increase was primarily because we had a share based compensation of RMB12.0 million and higher employee salary and welfare and amortization of intangible assets as compared to fiscal year 2020.

●	Research and development expenses: Our research and development expenses increased from RMB31.8 million in 2020 to RMB70.0 million in 2021 due to increased R&D headcounts and the Company had share based compensation of RMB13.9 million for the year ended December 31, 2021.

●	Recovery of doubtful accounts: Our recovery of doubtful accounts for the year ended December 31 2021 was RMB1.6 million as compared to a recovery of doubtful accounts of RMB8.3 million for the year ended December 30, 2020

Change in fair value of contingent consideration: The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020 and acquisition of BeeLive on August 10, 2020, involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. For the year ended December 31, 2021, the change in fair value of contingent consideration increased by 139% to RMB33.6 million from RMB14.1 million for the year ended December 31, 2020.

Change in fair value of warrant liabilities: The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. For the year ended December 31, 2021, the change in fair value of warrant liabilities increased by 321% to RMB16.4 million from RMB3.9 million for the year ended December 31, 2020.

Change in fair value of investment: Change in fair value of investment for the year ended December 31, 2021 amount to RMB22.8 million. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income: As a result of the foregoing, net income decreased by 3%, from RMB176.1 million for the year ended December 31, 2020 to RMB 170.0 million for the year ended December 31, 2021.

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

As of December 31, 2020 and 2021, RMB222,609 and RMB 238,792, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short term investments as of December 31, 2020 and 2021.

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

The following table presents the summary of the Company’s cash flow data.

	For the year ended December 31,
	2019	2020	2021	2021
Amounts in thousands of RMB	RMB	RMB	RMB	USD
Net cash provided by operating activities	228,886	155,441	116,301	18,250
Net cash used in investing activities	(5,457)	(40,934)	(115,124)	(18,066)
Net cash provided by (used in) financing activities	(151,372)	(23,332)	15,284	2,398
Effect of foreign exchange rate changes on cash	-	(3,758)	(282)	(43)
Net increase in cash and cash equivalents	72,057	87,417	16,179	2,539
Cash and cash equivalents at beginning of the year	65,294	137,351	224,768	35,271
Cash and cash equivalents at end of the year	137,351	224,768	240,947	37,810

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB116.3 million for the year ended December 31, 2021. The difference between the net cash provided by operating activities and net income of RMB170.0 million was primarily attributable to non-cash adjustment of RMB 29.7 million, an increase in account payable of RMB18.7 million due to slower payment to suppliers in 2021 and a decrease of RMB23.5 million in accounts receivable, partially offset by an increase in prepaid expenses and other current assets of RMB151.6 million, mainly due to advance to Beijing Weiliantong Technology Co., Ltd of RMB86.2 million to and investment disposal receivable RMB30.0 million in in Tianjing Yieryi Technology Co., Ltd.

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

Financing Activities

Net cash provided by financing activities amounted to RMB15.3 million for the year ended December 31, 2021, primarily due to net proceeds of RMB 15.3 million from private placement and exercised of warrants and Unit Purchase Option.

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

Capital Expenditures.

For the years ended December 31, 2019, 2020 and 2021, the Company’s capital expenditure amounted to RMB0.5 million, RMB1.1 million and RMB1.4 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

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

E.	Critical Accounting Estimates

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

On August 10, 2020, the Company signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) to acquire 100% equity interest in Sciscape International Limited which holds the platform BeeLive International and 100% equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million (US$7.4 million) and (ii) RMB250.0 million in ordinary shares (approximately 5.4 million ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions (i.e. earn-out provisions as discussed below) and requirements over the following three years (earn-out arrangement). The fair value of purchase price including the consideration for earn-out arrangement was RMB264,755, based on a valuation performed by an independent valuation firm engaged by the Company. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited (together “BeeLive”). For the year ended December 31, 2020 and 2021, the first and second portion of earn-out shares of 540,960 and 540,960 achieved the performance requirement.

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

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	253,751
Live streaming - time based virtual item revenue	29,596	32,905	5,164
Technical services	5,156	19,397	3,044
Total revenue	1,222,183	1,669,358	261,959

As of December 31, 2021, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming and BeeLive Live Stream (including BeeLive Chinese version – Mifeng). The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	USD
Showself	549,763	595,004	93,369
Lehai	180,112	242,910	38,118
Haixiu	321,468	326,661	51,260
Beelive	165,684	485,386	76,168
Technical services	5,156	19,397	3,044
TOTAL	1,222,183	1,669,358	261,959

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2019, 2020 and 2021.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2021, the Company determined it was unlikely that it’s reporting unit fair value was less than its carrying value and no quantitative assessment was required.

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

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from May 8, 2020 to December 31, 2021 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.14%	0.10%	0.38%
Share price	$8.92	$8.66	$5.68
Probability	20% - 50%	10%	20%-50%

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

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from the acquisition date to December 31, 2021 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	August 10, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.12 - 0.14%	0.11% - 0.13%	0.38%
Share price	$6.2	$8.66	$5.68
Probability	20% - 50%	20% - 50%	20% - 50%

The aggregated contingent considerations for the earn-out liabilities were approximate RMB107.3 million as of December 31, 2020, including current portion of earn-out liability of RMB92.2 million and non-current portion of earn-out liability of RMB15.1 million.

The aggregated contingent considerations for the earn-out liabilities were approximate RMB10.6 million as of December 31, 2021, including current portion of earn-out liability of RMB10.6 million.

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2021. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2021
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥-	¥-
Earn-out liability from BeeLive acquisition	-	-	10,638	10,638
	¥-	¥-	¥10,638	¥10,638

	At the dates of the transactions
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥266,828	¥266,828
Earn-out liability from BeeLive acquisition	-	-	39,755	39,755
Total	¥-	¥-	¥306,583	¥306,583

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. As of December 31, 2021, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 and 2021. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020 and 2021:

Balance
Balance at January 1, 2020	¥-
Contingent consideration resulting from SPAC Transaction	266,828
Contingent consideration resulting from BeeLive acquisition	39,755
Fair value change	14,068
Exchange difference	(13,252)
Reclassification to shares to be issued	(200,100)
Balance at December 31, 2020	¥107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	¥10,638
Less: Contingent consideration – earn-out liability – non-current portion	¥-
Contingent consideration – earn-out liability –current portion	¥10,638

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

	May 7, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.23%	0.18%	0.75%
Share price	$8.92	$8.66	$5.68
Volatility	37%	38%	53%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance at January 1, 2020	¥-
Warrant liabilities resulting from SPAC Transaction	36,121
Fair value change	(3,904)
Exchange difference	(2,659)
Balance as of December 31, 2020	¥29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	¥10,324

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2020 and 2021. As of December 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information of our senior management and directors, and their ages as of the date of this report.

Names	Age	Position
Xiaowu He	45	Director, Chief Executive Officer, and Chairman of the Board
Bo Wan	45	Director, Chief Operating Officer
Denny Tang	51	Chief Financial Officer
Yongsheng Liu	51	Director, Vice Chairman of the Board
Hucheng Zhou	63	Independent Director
Huifeng Chang	55	Independent Director
Jian Sun	39	Independent Director
Yibing Liu	48	Independent Director

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

Hucheng Zhou (Independent Director starting from August 6, 2021). Mr. Zhou has served as an Independent Director of our Board since August 2021. Mr. Zhou has extensive experience in board governance. Mr. Zhou has served as an independent director of Soling Co Ltd. since December 2019. Mr. Zhou supervises the operation of Soling Co Ltd. on behalf of small and medium-sized shareholders, is responsible for convening the nomination committee and the strategic committee, and participates in the supervision of Soling Co Ltd.’s strategic remuneration and audit-related business. Mr. Zhou has also served as the vice president, deputy secretary general, and senior researcher at the Charhar Institute since April 2018. In addition, Mr. Zhou has served as the vice president of Guangdong Health China Society since March 2021, the vice president of Southeast and South Asia Branch of Europe-America Alumni Club since January 2020, the vice president of Guangdong Alumni Association of Nanyang Technological University since November 2018, the executive director of China Association for International Public Relations since May 2017, and a visiting professor at Visiting Professor of Seoul Communication University in Korea since March 2017. From March 2017 to April 2018, Mr. Zhou served as the executive director and executive vice president of Royal China International Holdings Limited. From December 2015 to March 2017, Mr. Zhou served as the press spokesperson of LeTV Holding Group. From February 2012 to November 2015, Mr. Zhou served as the deputy director of the Theory and Commentary Department of Nanfang Daily. Mr. Zhou obtained his Master of Public Administration from Nanyang Technological University in Singapore in 2014 and his Bachelor of Arts degree from Huazhong University of Science and Technology in Hubei, China in 2004.

Jining Li (Independent Director until August 2021). Mr. Li has served as a Director of our Board since September 2018 and since the closing of the Business Combination he has been an Independent Director of our Board. Mr. Li has been a director of Goldenbridge Acquisition Limited since August 2020. Mr. Li is the Founder and has acted as the Chairman of Star Jet Co., Ltd in Shanghai, China, since 2009. Mr. Li has also been the Chairman of Keen Nice Communications Limited since 2006. Prior to Star Jet, Mr. Li founded United Eagle Airlines as the first non-government-owned airline company in the history of Chinese aviation industry in 2004. From 2004 to 2008, Mr. Li was the Chairman of United Eagle Airlines. He served as the Chairman of China Internet Investment Finance Holdings Limited (HKEx: 00810) from 2005 to 2007. In 2004, He was named as the Top Ten Most Influential People in China for his pioneer achievements in aviation industry. In 1998, Mr. Li founded Guangdong Ying Lian Tong Telecommunication Services Co., Ltd and served as Chairman until 2004. From 1990 to 1998, Mr. Li served as Chairman of Huahui Import and Export Trading Company. From 1988 to 1990, Mr. Li served as a manager in Guangdong Branch of China Council for the Promotion of International Trade. We believe that Mr. Li is qualified to sit on our board due to his many years of public company management and director experience, along with his expertise in strategic planning, corporate financing and business development.

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

B.	Compensation of Directors and Executive Officers

Executive Officers Compensation of Scienjoy for the Last Full Financial Year

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB2.131 million (US$2.131/6.4382= 0.33 million) in cash to our directors and executive officers, and we paid an aggregate of RMB1.24 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Equity Incentive Plan.”

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, for the purpose of to providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of Class A ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. As of the date of this report, a total of 2,001,605 restricted share units has been granted under 2021 Plan.

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

We are managed by a Board which currently consists of seven directors. Our Fourth Amended and Restated Memorandum and Articles of Association provides that the minimum number of directors shall be two and there shall be no maximum number of directors. Subject to the Voting Agreement, the directors shall be elected by Resolution of Shareholders or, where permitted by our Fourth Amended and Restated Memorandum and Articles of Association, by Resolution of Directors. Pursuant to the respective director service agreement, the current directorship term of each of our current non-executive directors (including the independent directors) shall expire on the earlier of the date of the next annual stockholders meeting and the earliest of the following to occur: (a) the death of the director; (b) the termination of the director from his membership on the Board by the mutual agreement of us and the director; (c) the removal of the director from the Board in accordance with our governing documents; and (d) the resignation by the director from the Board.

Employment Agreements

Prior to the closing of the Business Combination, we had not entered into any employment agreements with our executive officers, and had not made any agreements to provide benefits upon termination of employment. Our current executive officers have entered into employment agreements with certain of our operating subsidiaries. These agreements each contain customary terms, including each executive officer’s salary, bonus, duties, employment benefits, noncompetition, non-solicitation, confidentiality of information, assignment of inventions and intellectual property, and termination. Either party may terminate these employment agreements with either thirty days’ written notice to the other party as specified in the respective agreements, or we may elect to terminate any of these service agreements and make a one-month payment in lieu of notice. We may also terminate an executive officer’s employment for certain causes, at any time, without prior notice or compensation. The foregoing description of the terms of the employment agreements is qualified in its entirety by reference to the provisions of the Employment Agreements filed as Exhibit 4.9 to 4.12 to this annual report on Form 20-F, which is incorporated herein by reference.

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

We had 249 employees as of December 31, 2020 and 285 employees as of December 31, 2021. As of December 31, 2020 and as of December 31, 2021, all of our employees were located in China. The following table sets forth a breakdown of our employees by function as of December 31, 2020 and as of December 31, 2021.

	As of December 31, 2021		As of December 31, 2020
	Number	%	Number	%
Functions:
General Operations	76	26.7%	89	35.8%
Research and Development	99	34.7%	70	28.1%
Sales and Marketing	21	7.4%	18	7.2%
Legal and Internal Audit	1	0.4%	1	0.4%
General Administration	46	16.1%	46	18.5%
Product	42	14.7%	25	10.0%
Total number of employees	285	100%	249	100%

E.	Share Ownership

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

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

The percentages in the table are based on 32,118,094 shares of Class A ordinary shares and 2,625,058 shares of Class B ordinary shares and 6,023,700 warrants outstanding as of April 25, 2022, assuming none of the warrants have been exercised. In calculating this percentage for a particular holder, we treated as outstanding the number of our Class A ordinary shares issuable upon exercise of that particular holder’s warrants and did not assume exercise of any other holder’s warrants.

	Ordinary Shares Beneficially Owned Immediately Prior to This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power
	Number	Number	Number	%	%
Director and Executive Officers: (1)
Xiaowu He (2)	4,394,708	2,625,058	7,019,766	20.20%	52.50%
Bo Wan (3)	4,492,650	-	4,492,650	12.93%	7.70%
Yongsheng Liu	143,750	-	143,750	*	*
Hucheng Zhou	-	-	-	-	-
Huifeng Chang	-	-	-	-	-
Jian Sun	-	-	-	-	-
Yibing Liu	-	-	-	-	-
Denny Tang	-	-	-	-	-
All Directors and Executive Officers as a Group (8 individuals)	9,031,108	2,625,058	11,656,166	33.55%	60.45%
Principal Shareholders:
Wolter Global Investment Limited (4)	3,898,511	-	3,898,511	11.22%	6.68%
WBY Entertainment Holdings Ltd. (3) (5)	4,492,650	-	4,492,650	12.93%	7.70%
Heshine Holdings Limited (2)	4,394,708	2,625,058	7,019,766	20.20%	52.50%
Tongfang Stable Fund (6)	10,650,834	-	10,650,834	30.66%	18.25%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China.

(2)	Mr. Xiaowu He indirectly owns 100% equity interest in Heshine Holdings Limited. He has the sole voting and dispositive power over the securities held by Heshine Holdings Limited.

(3)	Mr. Bo Wan has sole voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(4)	The address of Wolter Global Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island.

(5)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	The address of Tongfang Stable Fund is Unit 2102-3, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.

As of April 25, 2021, 7,432,891 of our Class A Ordinary Shares are held by record holders in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

Insider Shares

In July 2018, the Company issued an aggregate of 1,150,000 founder shares to the Initial Shareholders for an aggregate purchase price of $25,100 in cash. On October 15, 2018, the Company effected a 5 for 4 stock split of its Class A ordinary shares, resulting in 1,437,500 founder shares outstanding. All share and per-share amounts have been retroactively restated to reflect the stock split. The founder shares included an aggregate of up to 187,500 shares subject to forfeiture by the Initial Shareholders to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Shareholders did not purchase any Public Shares in the IPO and excluding the Private Units and underlying securities). In connection with the underwriters’ exercise of the over-allotment option in full on February 20, 2019, 187,500 founder shares are no longer subject to forfeiture.

The Initial Shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a business combination and the date on which the closing price of the Class A ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a business combination, or earlier, in either case, if, subsequent to a business combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

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

Registration Rights Agreements

In connection with our IPO, we, the Initial Shareholders and Sponsor entered into a registration right agreement, pursuant to which the holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these Class A ordinary shares are to be released from escrow. The holders of a majority of the Sponsor Shares can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the Initial Shareholders and Sponsor have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements. Chardan Capital Markets, LLC (“Chardan”), our underwriter during our IPO, has joined this registration right agreement with respect to the 402,983 Class A Ordinary Shares issued to Chardan by the Company in full satisfaction of the deferred underwriting commission.

In addition, in connection with the Business Combination, we, Lavacano and WBY entered into a registration rights agreement, providing for the registration of the Class A ordinary shares issued to Lavacano and WBY pursuant to the terms of the Share Exchange Agreement (“Merger Shares”). Pursuant to the registration rights agreement, at any time on and after May 7, 2020, Lavacano and WBY are entitled to (i) make up to two written demand for registration under the Securities Act of all or part of the Merger Shares, and (ii) certain “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

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

Additional Earn-out Shares for Lavacano and WBY

Pursuant to the Share Exchange Agreement, Lavacano and WBY may be entitled to receive additional earn-out shares as follows: (1) if the Company’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, Lavacano and WBY will be entitled to receive 3,000,000 Class A ordinary shares of SHC (subject to the reclassification of our Class A Ordinary shares as described in more details under Section “Voting Agreement” above); and (2) if the Company net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, Lavacano and WBY will be entitled to receive 3,000,000 Class A Ordinary Shares (subject to the reclassification of our Class A Ordinary shares as described in more details under Section “Voting Agreement” above). The Company’s net income before tax has achieved more than RMB 190,000,000 for the year ended December 31, 2020, therefore the Company has issued 2,400,000 Class A Ordinary Shares to Lavacano and 600,000 Class A Ordinary Shares to WBY on March 25, 2021.The Company’s net income before taxes has achieved more than 235,000,000 for the year ended December 31, 2021, therefore, the Company was approved to subsequently issue the related earnout shares in 2022.

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

Lavacano has agreed to distribute to Heshine and TFSF all the earnout shares it has and will receive from the Company: 60% of the earnout shares it receives from the Company to TFSF and 40% of the earnout shares to Heshine.

Unit Purchase Option with Chardan

We sold Chardan, for $100, an option to purchase up to a total of 431,250 units exercisable, in whole or in part, at $11.50 per unit (or an aggregate exercise price of $4,959,375) commencing on the later of the consummation of the Business Combination. Since the rights underlying the units automatically converted into Class A Ordinary Shares upon our Business Combination, the option effectively represents the right to purchase 474,375 Class A Ordinary Shares. The purchase option also represents 431,250 warrants to purchase 215,625 Class A Ordinary Shares, for $2,479,687.5. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years on February 5, 2024. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the date of our IPO of the securities directly and indirectly issuable upon exercise of the option. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price.

As of the date of this report, Chardan has exercised a portion of its Unit Purchase Option to purchase 100,000 units of the Company, and the Company has issued 110,000 Class A Ordinary Shares and 100,000 warrants to Chardan.

Additional Earn-out Shares for Cosmic Soar Limited

Pursuant to the earn-out provisions of the BeeLive Acquisition Agreement, so long as the prior core management members of BeeLive group have complied with the employment agreement that he or she has entered into with BeeLive group and no material changes have occurred, (i) if the BeeLive group’s total annual revenue is no less than RMB 336.6 million in Year 2020, Cosmic Soar Limited will be entitled to received additional 540,960 Class A Ordinary Shares; (ii) if the BeeLive group’ total annual revenue is no less than RMB 460.6 million in Year 2021, Cosmic Soar Limited will be entitled to received additional 540,960 Class A Ordinary Shares; and (iii) if the BeeLive group’ total annual revenue is no less than RMB 580.9 million in Year 2022, Cosmic Soar Limited will be entitled to received additional 540,960 Class A Ordinary Shares. If the total annual revenue of BeeLive group in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, Cosmic Solar Limited will be entitled to a reduced number of the earn-out shares. BeeLive group’s total annual revenue has achieved more than RMB 336.6 million for Year 2020, therefore the Company has issued 540,960 Class A Ordinary Shares to Cosmic Soar Limited on March 25, 2021. BeeLive group’s total annual revenue has achieved more than RMB 460.0 million for Year 2021, therefore, the Company was approved to subsequently issue the related earnout shares in 2022.

Resale Lock-up Agreement with Cosmic Soar Limited

In connection with the Beelive Acquisition, we entered into a Resale Lock-Up Agreement with Cosmic Soar Limited (“Cosmic”) on September 10, 2020, providing that Cosmic will not, within 365 calendar days from the date thereof, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) 3,786,719 Class A ordinary shares issued to Cosmic at the closing of the BeeLive Acquisition, and (ii) any Class A ordinary shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company.

Resale Lock-up Agreement with Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership)

In connection with the Hongle Acquisition, we entered into a Resale Lock-Up Agreement with Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”) on Jan. 1, 2022, providing that Weilaijin will not, within 180 calendar days from the date of issuance of Class A ordinary shares of the Company, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) 636,691 Class A ordinary shares issued to Weilaijin at the closing of the Hongle Acquisition, and (ii) any Class A ordinary shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company.

Resale Lock-up Agreement with Wolter Global Investment Limited

In connection with the Hongle Acquisition, we entered into a Resale Lock-Up Agreement with Wolter Global Investment Limited (“Wolter Global”) on Jan. 1, 2022, providing that Wolter Global will not, within 180 calendar days from the date of issuance of Class A ordinary shares of the Company, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) 3,898,511 Class A ordinary shares issued to Wolter Global at the closing of the Hongle Acquisition, and (ii) any Class A ordinary shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company.

Additional Earn-Out Shares for Wolter Global

Pursuant to the earn-out provisions of the Equity Acquisition Framework Agreement, so long as the prior core management members of Golden Shield and/or Weiliantong group have complied with the employment agreement that he or she has entered into with Golden Shield and/or Weiliantong group and no material changes have occurred, (i) if the Golden Shield and/or Weiliantong group’s total annual revenue is no less than RMB 280 million in Year 2022, Wolter Global will be entitled to received additional 487,314 Class A Ordinary Shares; and (ii) if the Golden Shield and/or Weiliantong group’ total annual revenue is no less than RMB 360 million in Year 2023, Wolter Global will be entitled to received additional 487,314 Class A Ordinary Shares. If the total annual revenue of Golden Shield and/or Weiliantong group in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, Wolter Global will be entitled to a reduced number of the earn-out shares.

Contractual Arrangements with VIEs and the Shareholders of the VIEs

Please see “Item 4. Information on the Company—A. History and Development of the Company, and Item 4. Information on the Company—Organizational Structure.”

Other Transactions with Related Parties

The principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders

Beijing Junwei Technology Co., Ltd.	Controlling shareholder of SG and HX

Beijing WanPu Century Technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO

Purchases from related parties

For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

		For the years ended December 31,
		2019	2020	2021	2021
		RMB	RMB	RMB	USD
Beijing WanPu Century Technology Co Ltd	Market promotion expenses	16	-	-	-

Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	986	2,106	531	83
ENMOLI INC	Interest expense	-	-	480	75
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	-	-	462	72

Balances with related parties

As of December 31, 2020 and 2021, the amounts due from/to related parties are as follows:

	2020	2021	2021
	RMB	RMB	USD
Amount due from related parties
Lavacano Holdings Limited	7	7	1
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership) . (1)		1,052	165
Total	7	1,059	166

1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022.

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

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

Dividend Policy

Since inception, we have not declared or paid any dividends on our Class A ordinary shares. We do not have any present plans to pay any dividends on our Class A ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “SJ”, and our Public Warrants are traded on OTC under the symbol “SJOYW”.

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

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of Class A ordinary shares, 2,925,058 Class B ordinary shares and 50,000,000 Class A preferred shares, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of April 25, 2022, 32,118,094 Class A ordinary shares and 2,625,058 shares of Class B ordinary shares are issued and outstanding.

Class A Ordinary Shares

Pursuant to our Memorandum and Articles of Association, holders of Class A ordinary shares do not have any conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to the Class A ordinary shares.

Each Class A ordinary share confers upon the shareholder:

●	the right to one vote at a meeting of the Shareholders or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by us; and

●	the right to an equal share in the distribution of our surplus assets on our liquidation.

Class B Ordinary Shares

Pursuant to our Memorandum and Articles of Association, holders of Class B ordinary shares do not have any conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to the Class B ordinary shares.

Each Class B ordinary share confers upon the shareholder:

●	the right to ten vote at a meeting of the Shareholders or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by us; and

●	the right to an equal share in the distribution of our surplus assets on our liquidation.

Class A Preferred Shares

Our Memorandum and Articles of Association authorizes our board of directors to establish from time to time one or more series of Class A preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Class A ordinary shares.

You should refer to the prospectus supplement relating to the series of Class A preferred shares being offered for the specific terms of that series, including:

●	title of the series and the number of shares in the series;

●	the price at which the preferred shares will be offered;

●	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends on the preferred shares being offered will cumulate;

●	the voting rights, if any, of the holders of preferred shares being offered;

●	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred shares being offered, including any restrictions on the foregoing as a result of arrearage in the payment of dividends or sinking fund installments;

●	the liquidation preference per share;

●	the terms and conditions, if applicable, upon which the preferred shares being offered will be convertible into our Class A ordinary shares, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

●	the terms and conditions, if applicable, upon which the preferred shares being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

●	any listing of the preferred shares being offered on any securities exchange;

●	a discussion of any material federal income tax considerations applicable to the preferred shares being offered;

●	any preemptive rights;

●	the relative ranking and preferences of the preferred shares being offered as to dividend rights and rights upon liquidation, dissolution, or the winding up of our affairs;

●	any limitations on the issuance of any class or series of preferred shares ranking senior or equal to the series of preferred shares being offered as to dividend rights and rights upon liquidation, dissolution, or the winding up of our affairs; and

●	any additional rights, preferences, qualifications, limitations, and restrictions of the series.

Issuance of Class A preferred shares may dilute the voting power of holders of ordinary shares.

Existing Warrants

As of April 25, 2022, we have 6,023,700 warrants outstanding (“Existing Warrants”). All Existing Warrants are governed by that certain Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company and us (the “Warrant Agreement”). The following summary of certain provisions relating to our warrants s does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Warrant Agreement.

Each Existing Warrant entitles the registered holder to purchase one-half (1/2) of one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial business combination and 12 months from the date of the IPO Registration Statement. Pursuant to the Warrant Agreement, an Existing Warrant holder may exercise its Existing Warrants only for a whole number of shares. This means that only an even number of Existing Warrants may be exercised at any given time by a Warrant holder. However, except as set forth below, other than the Oriental Warrants, no Existing Warrants will be exercisable for cash unless we have an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the Existing Warrants is not effective within 90 days from the consummation of our initial business combination, Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Existing Warrants on a cashless basis. The Existing Warrants will expire on the earlier to occur of (i) five years from the effective date of the IPO Registration Statement at 5:00 p.m., Eastern Standard Time and (ii) the date fixed for redemption of Existing Warrants as provided in the Warrant Agreement. We may extend the duration of the Existing Warrants by delaying the expiration date; provided, however, that we will provide written notice of not less than 10 days to registered holders of such extension and that such extension shall be identical in duration among all of the then outstanding Existing Warrants.

We may call the outstanding Existing Warrants for redemption (excluding the warrants issued to Oriental Holdings Limited and the warrants issued to Chardan Capital Markets, LLC), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Existing Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each Existing Warrant holder;

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to Existing Warrant holders; and

●	if, and only if, (i) there is a current registration statement in effect with respect to the Class A ordinary shares underlying such Existing Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption, or (ii) the cashless exercise of the Existing Warrants pursuant to the Warrant Agreement is exempt from the registration requirements under the Securities Act.

The right to exercise will be forfeited unless the Existing Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of an Existing Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

If we call the Existing Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Existing Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole Warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the Existing Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the Class A ordinary shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Existing Warrants.

Our redemption rights provided under the Warrant Agreement apply only to outstanding Existing Warrants (excluding the warrants issued to Oriental Holdings Limited and the warrants issued to Chardan Capital Markets, LLC). To the extent a person holds rights to purchase Existing Warrants, such purchase rights shall not be extinguished by redemption. However, once such purchase rights are exercised, we may redeem the Existing Warrants issued upon such exercise provided that the criteria for redemption is met.

The Existing Warrants were and will be issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Existing Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Existing Warrants in order to make any change that adversely affects the interests of the registered holders in any material respect.

The exercise price and number of Class A ordinary shares issuable on exercise of the Existing Warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation.

The Existing Warrants may be exercised upon surrender of the Existing Warrants on or prior to the expiration date at the offices of the warrant agent with the subscription form, as set forth in the Existing Warrants, duly executed, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Existing Warrants being exercised. The Existing Warrant holders do not have the rights or privileges of holders of Class A ordinary shares and any voting rights until they exercise their Existing Warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Existing Warrants will be exercisable and we will not be obligated to issue Class A ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the Class A ordinary shares issuable upon exercise of the Warrants is current and the Class A ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Existing Warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the Existing Warrants until the expiration of the Existing Warrants. However, we cannot assure you that we will be able to do so and, if the prospectus relating to the Class A ordinary shares issuable upon the exercise of the Warrants is not current or if the Class A ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the Existing Warrants reside, we will not be required to net cash settle or cash settle the Existing Warrant exercise, the Existing Warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their Existing Warrants such that an electing Warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the Class A ordinary shares issued and outstanding.

No fractional shares will be issued upon exercise of the Existing Warrants. If, upon exercise of the Existing Warrants, a holder would be entitled to receive a fractional interest in a share, issue or cause to be issued only the largest whole number of Class A ordinary shares issuable on such exercise (and such fraction of a Class A ordinary share will be disregarded); provided, that if more than one Existing Warrant certificate is presented for exercise at the same time by the same registered holder, the number of whole Class A ordinary shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Class A ordinary shares issuable on exercise of all such Existing Warrants.

The Existing Warrants are traded on the over the counter markets under the symbol “SJOYW”.

Key Provisions of Our Memorandum and Articles of Association and British Virgin Islands Laws Affecting Our Ordinary Shares or Corporate Governance

The following are summaries of material terms and provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Class A and Class B ordinary shares or corporate governance. This summary is not intended to be complete, and you should read our Memorandum and Articles of Association.

Voting Rights

We have two classes of ordinary shares, namely, Class A ordinary shares and Class B ordinary shares. Both the Class A ordinary shares and the Class B ordinary shares will have the same rights except that the Class B ordinary shares will have weighted voting rights. Each Class B ordinary share shall have ten votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A ordinary share shall only have one vote. Each outstanding Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share.

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

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every Class A ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each Class A ordinary share held on all matters to be voted on by shareholders. Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every Class B ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have ten votes for each Class B ordinary share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

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

Dividend Rights

Each ordinary share (including both Class A ordinary shares and Class B ordinary shares) is entitled to an equal share in any dividend paid by the Company. The Articles of Association provide that the directors of the Company may authorize a distribution (including a dividend) at a time and of an amount they think fit if they are satisfied that immediately after the distribution (or dividend) the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

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

Share Redesignation, Reclassification or Conversion

As permitted by the BVI Act and our Memorandum and Articles of Association, a Shareholder holding Class B Ordinary Shares may at any time require the Company to convert all or a portion of the Class B Ordinary Shares held by that Shareholder for Class A Ordinary Shares. The Company may redesignate, reclassify or convert all or a portion of: (a) the Ordinary Shares held by a Shareholder into Class A Ordinary Shares; and (b) the Ordinary Shares held by a Shareholder into Class B Ordinary Shares with the consent of that Shareholder by Resolution of Shareholders.

Board of Directors

We are managed by a Board which currently consists of seven directors. Our Memorandum and Articles of Association provide that the minimum number of directors shall be two and there shall be no maximum number of directors. The term of the directors are two years.

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

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, if at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the voting rights in that class.

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

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that directors may be removed from office, (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 50 percent of the votes of the shareholders of the Company entitled to vote, or (b) with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

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

Exchange Controls.

No laws of the British Virgin Islands, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders who do not reside in the British Virgin Islands.

Our Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

Listing

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “SJ”.

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

The following discussion of material British Virgin Islands, PRC, and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

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

If the PRC tax authorities determine that the Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Class A Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to British Virgin Islands income or corporation tax.

United States Federal Income Taxation

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, estate and gift and state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following does not address the tax consequences to investors that may be subject to special tax rules, including, without limitation, the following:

●	banks,

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark their securities to market;

●	U.S. expatriates;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities; or

●	beneficiaries of a Trust holding our Class A Ordinary Shares.

This summary of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the preferential rate applicable to qualified dividend income, provided that we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be adjusted pursuant to a formula provided in applicable Treasury regulation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of our cash and other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. g. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Class A Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq Stock Market. If the Class A Ordinary Shares are regularly traded on Nasdaq Stock Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2020 and December 31, 2021, RMB222,609 and RMB238,792 (US$37,472), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2021. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

In connection with the audit of our financial statements for the years ended December 31, 2021, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2021. The material weaknesses identified were:

(i) lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented and planned to implement a number of measures to address the material weaknesses that has been identified in connection with the audit of our consolidated financial statements for the years ended December 31, 2021. We have engaged an international consulting firm to assist us to improve our internal control over financial reporting. We have allocated additional resources, including staff or external consultants with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs.

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

ITEM 16. [Reserved]

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP and OneStop Assurance PAC.

For the Year Ended December 31, 2021
Audit Fees(1)	1,035,000
Audit-related Fees(2)	78,840
Total	1,113,840

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

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

Marcum’s report on our financial statements for the fiscal year ended December 31, 2019 and for the period from May 2, 2018 (inception) through December 31, 2018 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal. We have provided Marcum with a copy of the foregoing disclosures and Marcum has furnished us with a letter addressed to the SEC, which is Exhibit 16.1 incorporated by reference to the 8-K form for May 2020 filed on May 13, 2020, stating it agrees with the statements made by us set forth above.

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

On April 19, 2022 we dismissed Friedman LLP (“Friedman”) as our independent registered public accounting firm. Effective April 19, 2022, OneStop Assurance PAC (“OneStop”) has been engaged as our new independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of Friedman and the engagement of OneStop as the independent registered public accounting firm. Friedman served as the independent registered public accounting firm for us since May 12, 2020.

Friedman’s report on our financial statements for the fiscal year ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the period of Friedman’s engagement and the subsequent interim period preceding Friedman’s dismissal, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as defined in 16F(a)(1)(v)(A) through (D) of Form 20-F, occurred within the period of Friedman’s engagement and the subsequent interim period preceding Friedman’s dismissal. We have provided Friedman with a copy of the foregoing disclosures and Friedman has furnished us with a letter addressed to the SEC, which is attached hereto as Exhibit 16.2, incorporated by reference to the 6-K form for April 2022 filed on April 19, 2022, stating it agrees with the statements made by us set forth above.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the OneStop, neither the Company nor anyone on its behalf has consulted with the OneStop on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

We dismissed Friedman LLP (“Former Auditor”) effective April 19, 2022 and that the Company has appointed OneStop Assurance PAC (the “Successor Auditor”) as successor auditor of the Company effective April 19, 2022 and for the fiscal year ended December 31, 2021.

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

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605I(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company

We are “controlled company’’ as defined under the Nasdaq Stock Market Rules because Heshine controls more than 50% of our voting rights. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.3	Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
2.4*	Description of Securities.
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bo Wan, dated February 8, 2020 (English Translation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

4.11	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Pei Lu, dated January 10, 2012(English Translation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.12	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bentong Deng. (Denny Tang), dated February 4, 2020 (English Translation) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.26	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Reslae Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.28	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.29	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.30	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.33	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.34	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
8.1*	Subsidiaries of the Registrant.
12.1*	Rule 13a-14(a)/15d-14(–) - Section 3–2 - Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(–) - Section 3–2 - Certification of Chief Financial Officer
13.1*	18 U.S.C. SECTION 13–0 - Section 9–6 - Certification of Chief Executive Officer
13.2*	18 U.S.C. SECTION 13–0 - Section 9–6 - Certification of Chief Financial Officer
15.1*	Consent of Friedman LLP
15.2*	Consent of OneStop Assurance PAC
15.3*	Consent of Beijing Feng Yu Law Firm
16.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated May 13, 2020. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
16.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated April 19, 2022. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K filed with the SEC on April 19, 2022).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: May 16, 2022

SCIENJOY HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Scienjoy Holding Corporation.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from 2019 to 2022.

New York, New York

May 3, 2021

PCAOB ID: 711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Scienjoy Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

May 16, 2022

PCAOB ID: 6732

SCIENJOY HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	224,768	240,947	37,810
Accounts receivable, net	228,214	206,307	32,374
Prepaid expenses and other current assets	13,753	165,409	25,956
Amounts due from related parties	7	1,059	166
Investment in marketable security	-	38,789	6,089
Total current assets	466,742	652,511	102,395

Property and equipment, net	1,356	1,674	263
Intangible assets, net	239,634	235,870	37,013
Goodwill	92,069	92,069	14,448
Long term investment	5,000	101,727	15,963
Long term deposits and other assets	1,382	1,152	181
Deferred tax assets	5,654	4,352	683
Total non-current assets	345,095	436,844	68,551
TOTAL ASSETS	811,837	1,089,355	170,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	67,089	85,801	13,466
Accrued salary and employee benefits	18,141	24,533	3,850
Accrued expenses and other current liabilities	12,358	16,181	2,539
Current portion of contingent consideration – earn-out liability	92,183	10,638	1,669
Warrant liabilities	29,558	10,324	1,620
Income tax payable	8,581	8,282	1,300
Deferred revenue	49,567	65,405	10,263
Total current liabilities	277,477	221,164	34,707

Non-current liabilities
Deferred tax liabilities	59,729	58,746	9,219
Contingent consideration – earn-out liability	15,116	-	-
Total non-current liabilities	74,845	58,746	9,219
TOTAL LIABILITIES	352,322	279,910	43,926
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited Class A ordinary shares and 2,925,058 Class B ordinary shares authorized, 27,037,302 Class A ordinary shares and Nil Class B ordinary shares issued and outstanding as of December 31, 2020; 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, respectively*

Class A ordinary shares	(96,349)	140,196	22,000
Class B ordinary shares	-	13,041	2,046
Shares to be issued	200,100	128,119	20,105
Statutory reserves	18,352	31,775	4,986
Retained earnings	322,610	479,199	75,197
Accumulated other comprehensive income	14,802	17,115	2,686
Total shareholders’ equity	459,515	809,445	127,020
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	811,837	1,089,355	170,946

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

Consolidated statements of INCOME and comprehensive income

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	884,385	1,187,431	1,617,056	253,751
Live streaming - time based virtual item revenue	26,812	29,596	32,905	5,164
Technical services	3,429	5,156	19,397	3,044
Total revenue	914,626	1,222,183	1,669,358	261,959

Cost of revenues	(720,637)	(959,939)	(1,364,902)	(214,183)

Gross profit	193,989	262,244	304,456	47,776

Sales and marketing expenses	(3,804)	(10,121)	(4,807)	(754)
General and administrative expenses	(11,957)	(33,889)	(65,233)	(10,236)
Research and development expenses	(21,523)	(31,780)	(70,039)	(10,991)
(Provision for) recovery of doubtful accounts	(854)	8,253	1,592	250

Income from operations	155,851	194,707	165,969	26,045

Interest income, net	1,005	2,960	3,962	622
Other loss, net	(310)	(4,702)	(90)	(14)
Foreign exchange (loss) gain, net	(5)	703	105	16
Change in fair value of investment	-	-	22,833	3,583
Change in fair value of warrant liabilities	-	3,904	16,421	2,577
Change in fair value of contingent consideration	-	(14,068)	(33,584)	(5,270)

Income before income taxes	156,541	183,504	175,616	27,559

Income tax expense	(6,623)	(7,404)	(5,604)	(879)

Net income	149,918	176,100	170,012	26,680

Other comprehensive income - foreign currency translation adjustment	-	14,802	2,313	363
Comprehensive income attributable to the Company’s shareholders	149,918	190,902	172,325	27,043

Weighted average number of shares *
Basic	19,400,000	23,287,706	30,842,183	30,842,183
Diluted	20,002,000	26,828,666	30,842,183	30,842,183

Earnings per share
Basic	7.73	7.56	5.51	0.87
Diluted	7.50	6.56	5.51	0.87

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

Consolidated statements of CHANGES IN shareholders’ EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Shares to be	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	issued	reserves	earnings	income	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	19,400,000	41,992	-	10,323	4,621	-	56,936
Net income	-	-	-	-	149,918	-	149,918
Capital distribution due to reorganization	-	(32,328)	-	-	-	-	(32,328)
Appropriation to statutory reserves	-	-	-	1,736	(1,736)	-	-
Balance as of December 31, 2019	19,400,000	9,664	-	12,059	152,803	-	174,526

Conversion of convertible notes and rights	63,250	4,038	-	-	-	-	4,038
Issuance of Class A ordinary shares for underwriting fee payables	402,983	14,131	-	-	-	-	14,131
Contingent consideration-earn-out liability from SPAC Transaction	-	(266,828)	-				(266,828)
Effect of reverse merger recapitalization	2,249,350	(51,067)	-	-	-	-	(51,067)
Conversion of rights to Class A ordinary shares upon the reverse merger recapitalization	602,000	-	-	-	-	-	-
Issuance of Class A ordinary shares to underwriter and advisors	533,000	18,713	-	-	-	-	18,713
Issuance of Class A ordinary shares for BeeLive Acquisition	3,786,719	175,000	-	-	-	-	175,000
Shares to be issued for achievement of earnout target	-	-	200,100	-	-	-	200,100
Net income	-	-	-	-	176,100	-	176,100
Foreign currency translation adjustments	-	-	-	-	-	14,802	14,802
Appropriation to statutory reserves	-	-	-	6,293	(6,293)	-	-
Balance as of December 31, 2020	27,037,302	(96,349)	200,100	18,352	322,610	14,802	459,515

Net income					170,012		170,012
Issuance of shares for achievement of earnout target	3,540,960	200,100	(200,100)	-	-	-	-
Issuance shares for private placement	108,230	4,177	-	-	-	-	4,177
Exercise of warrants	48,149	4,340	-	-	-	-	4,340
Exercise of Unit Purchase Option	110,000	9,112	-	-	-	-	9,112
Share base compensation	-	31,857	-	-	-	-	31,857
Shares to be issued for achievement of earnout target	-	-	128,119	-	-	-	128,119
Appropriation to statutory reserves	-	-	-	13,423	(13,423)	-	-
Foreign currency translation adjustments	-	-	-	-	-	2,313	2,313
Balance as of December 31, 2021	30,844,641	153,237	128,119	31,775	479,199	17,115	809,445
Balance as of December 31, 2021 (USD)	30,844,641	24,046	20,105	4,986	75,197	2,686	127,020

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

Consolidated statements of cash flows

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income	149,918	176,100	170,012	26,679

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	655	555	745	117
Amortization of intangible assets	26	1749	4,090	642
Provision (recovery) for doubtful accounts	854	(8,253)	(1,592)	(250)
Loss from disposal of property and equipment	2	-	-	-
Deferred tax expenses (benefit)	(191)	1,945	319	50
Change in fair value of contingent consideration	-	14,068	33,584	5,270
Change in fair value of warrant liabilities	-	(3,904)	(16,421)	(2,577)
Change in fair value of investment	-	-	(22,833)	(3,583)
Share Based Compensation	-	-	31,857	4,999
Changes in operating assets and liabilities
Accounts receivable	100,432	(70,513)	23,499	3,688
Prepaid expense and other current assets	18,553	5,193	(151,657)	(23,798)
Long term deposits and other assets	(258)	1,379	230	36
Accounts payable	(54,533)	28,396	18,712	2,936
Deferred revenue	1,886	1,404	15,838	2,485
Accrued salary and employee benefits	4,603	8,028	6,392	1,003
Accrued expenses and other current liabilities	6,520	(852)	3,825	600
Income tax payable	419	146	(299)	(47)
Net cash provided by operating activities	228,886	155,441	116,301	18,250

Cash flows from investing activities
Cash acquired from acquisition	-	10,152	-	-
Payment to BeeLive acquisition	-	(50,000)	-	-
Payment for long term investment	(5,000)	-	(113,735)	(17,848)
Purchase of property and equipment and intangible assets	(457)	(1,086)	(1,389)	(218)
Net cash used in investing activities	(5,457)	(40,934)	(115,124)	(18,066)

Cash flows from financing activities
Dividend distributions to shareholders	(104,590)	-	-	-
Net proceeds from private placement	-	-	15,284	2,398
Net cash acquired in the reverse recapitalization	-	32,659	-	-
Capital distribution due to reorganization	(32,328)	-	-	-
Repayments to loan	-	(57,400)	-	-
Repayments from related parties	31,000	22,340	-	-
Loan to related parties	(44,147)	(14,007)	-	-
Payment of listing cost	(1,307)	(6,924)	-	-
Net cash used in financing activities	(151,372)	(23,332)	15,284	2,398

Effect of foreign exchange rate changes on cash	-	(3,758)	(282)	(43)
Net increase in cash and cash equivalents	72,057	87,417	16,179	2,539
Cash and cash equivalents at beginning of the year	65,294	137,351	224,768	35,271
Cash and cash equivalents at end of the year	137,351	224,768	240,947	37,810

Supplemental disclosures of cash flow information:
Income taxes paid	(6,977)	(6,946)	(9,502)	(1,491)

Supplemental non-cash investing and financing information:
Conversion of convertible notes and rights	-	4,038	13,452	2,111
Recognition of contingent consideration	-	306,583	-	-
Issuance of Class A ordinary shares for BeeLive acquisition	-	175,000	-	-
Issuance of Class A ordinary shares for settlement of underwriting fee	-	14,131	-	-
Issuance of Class A ordinary shares to underwriter and advisors	-	18,713	-	-
Issuance of Class A ordinary shares for achievement of earnout target	-	-	200,100	31,400
Shares to be issued for achievement of earnout target	-	200,100	128,119	20,105

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Scienjoy Holding Corporation (the “Company” or “Scienjoy”) through its subsidiaries, and variable interest entities(“VIE”) and its subsidiaries (collectively the “Group”) are principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”), which enable users to view and interact with broadcasters through online chat, virtual items and playing games. The primary theme of the Company’s platform is entertainment live streaming.

(a)	Reverse recapitalization

On May 7, 2020, the Company, formerly known as Wealthbridge Acquisition Limited (“Wealthbridge”), consummated the transactions (the “SPAC Transaction”) contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of October 28, 2019, pursuant to which the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. and changed its name to Scienjoy Holding Corporation. Upon the closing of the Transaction, the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. in exchange for approximately in aggregated of 19.4 million Class A ordinary shares, including 3 million Class A ordinary shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc. (Note -2). Scienjoy Inc. was determined to be the accounting acquirer given that the original shareholders of Scienjoy Inc. effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Wealthbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Scienjoy Inc. for the net monetary assets of Wealthbridge, accompanied by a recapitalization. Scienjoy Inc. is determined as the predecessor, and the historical financial statements of Scienjoy Inc. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization.

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

On May 18, 2017, Scienjoy Inc. established its wholly owned subsidiary in Hong Kong, Scienjoy International Limited (“Scienjoy HK”), as a holding company holding all of the outstanding shares of Sixiang Wuxian (Beijing) Technology Co., Ltd (“WXBJ”) which was established in PRC on October 17, 2017 under the laws of the People’s Republic of China as a holding company holding all of the equity interest of Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”),which was incorporated on July 5, 2018.

Scienjoy Inc. established ZH (through WXBJ), as a holding company for purpose of holding all of the outstanding equity interest of Holgus X and Kashgar Times, as follows:

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

On January 29, 2019, Scienjoy Inc., through its wholly owned subsidiary WXBJ, entered into a series of contractual arrangements (VIE Agreements) with QY and its respective shareholders, and in substance controlled all equity shares, risk and reward of SG, HX and LH through QY accordingly as a primary beneficiary of QY.

On January 29, 2019, Scienjoy Inc. completed its reorganization of entities under the common control of the founders. Scienjoy, Scienjoy HK, WXBJ and ZH were established as holding Companies. WXBJ holds 100% of equity interests of ZH which holds 100% of equity interest in Kashgar Times and Holgus X. WXBJ is the primary beneficiary of QY which holds 100% equity interest in SG, HX and LH. These transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

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

On March 2, 2021, the Company’s VIE, Zhihui Qiyuan (Beijing) Technology Co., Ltd. established a wholly owned subsidiary Zhihui QiYuan(HaiNan) Investment Co,. Ltd (“QYHN”) in Hainan, PRC to provide information technology service.

On September 27, 2021, the Company’s VIE, Beijing Sixiang Shiguang Technology Co., Ltd. established a wholly owned subsidiary Shanhai Weilan (Beijing) Technology Co., Ltd (“SHWL”) in Beijing, PRC to provide information technology service.

On September 29, 2021, the Company’s VIE, Beijing Sixiang Shiguang Technology Co., Ltd. established a wholly owned subsidiary Shihuai (Beijing) Technology Co., Ltd (“SH”) in Beijing, PRC to provide information technology service.

On September 29, 2021, the Company’s VIE, Beijing Sixiang Shiguang Technology Co., Ltd. established a wholly owned subsidiary Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) in Shandong, PRC to provide information technology service.

On April 28, 2022, Scienjoy HK established a wholly owned subsidiary Sixiang Wuxian (Zhejiang) Culture Technology Co. Ltd. (“WXZJ ”) in Zhejiang, PRC to provide information technology service.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization

Subsidiaries of the Company and VIEs where the Company is the primary beneficiary include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	March 2, 2017	Cayman Islands	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”)	July 5, 2018	The PRC	100%	Holding Company
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”)	March 2, 2016	The PRC	100%	Live streaming platform
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd.(“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui(HaiNan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”)	June 16, 2015	The PRC	100%	Live streaming platform
Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”)	July 18, 2018	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform
Zhihui QiYuan(HaiNan) Investment Co,. Ltd (“QYHN”) (a wholly owned subsidiary of QY)	March 2, 2021	The PRC	100%	Live streaming platform
Shanhai Weilan (Beijing) Technology Co., Ltd (“SHWL”) (a wholly owned subsidiary of SG)	September 27, 2021	The PRC	100%	Live streaming platform
Shihuai (Beijing) Technology Co., Ltd (“SH”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

On January 29, 2019, the Company completed its reorganization of entities under the common control of the founders. Scienjoy, Scienjoy HK, WXBJ and ZH were established as holding Companies. WXBJ holds 100% of equity interests of ZH which holds 100% of equity interest in Kashgar Times and Holgus X. WXBJ is the primary beneficiary of QY which holds 100% equity interest in SG, HX and LH. All of these entities included in the Company are under common control, which results in the consolidation of QY and ZH which have been accounted for as a reorganization of entities under common control at carry value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Foreign ownership of Internet-based businesses, including distribution of online information (such as game content provider), is subject to restrictions under current PRC laws, regulations, and other applicable laws and regulations. The Company is a Cayman Island company and WXBJ and WXZJ (its PRC subsidiaries) are considered foreign invested enterprises. To comply with these regulations, the Company operates the live streaming platforms through SG, HX and LH in PRC (its consolidated VIE). As such, QY is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements and a shareholder power of attorney (collectively the “Contractual Arrangements”, which were signed on January 29, 2019).

The following is a summary of the various VIE agreements:

Exclusive Option Agreements

Pursuant to the exclusive option agreement (including its amendment or supplementary agreements, if any, the “Exclusive Option Agreement”) amongst WXBJ, QY and the nominee shareholders who collectively owned all of QY, the nominee shareholders irrevocably granted WXBJ or its designated party, an exclusive option to purchase all or part of the equity interests held by the nominee shareholders in QY, when and to the extent permitted under PRC law, at an amount equal to the lowest permissible purchase price as set by PRC law. QY cannot declare any profit distributions, or create any encumbrances in any form without the prior written consent of WXBJ. The nominee shareholders must remit in full any funds received from QY to WXBJ, in the event any distributions are made by the VIE pursuant to any written consents of WXBJ.

The Exclusive Option Agreement shall remain effective for twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. WXBJ has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement (including its amendment or supplementary agreements, if any, the “Exclusive Business Cooperation Agreement”) between WXBJ and the VIE, WXBJ is to provide exclusive business support, technical and consulting services related to all technologies needed for its business in return for fees that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of SG, HX and LH.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

The service fees may be adjusted by WXBJ based on the following factors:

●	complexity and difficulty of the services pursuant to the business cooperation agreement to the VIE during the month (the “Monthly Services”)

●	the number of WXBJ’s employees who provided the Monthly Services and the qualifications of the employees;

●	the number of hours WXBJ’s employees spent to provide the Monthly Services;

●	nature and value of the Monthly Services;

●	market reference price; and

●	the VIE’ operating conditions for the month.

The term of the Exclusive Business Cooperation Agreement is twenty (20) years and shall be automatically extended for an additional period of one (1) year. The additional period automatically enters the renewal extension of one (1) year at the end of each extended additional period. Besides, WXBJ has the right to terminate this agreement at any time after giving a thirty (30) days’ prior termination notice.

Power of Attorney Agreements

The nominee shareholders entered into the power of attorney agreement (including its amendment or supplementary agreements, if any, the “Power of Attorney Agreement”) whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIE to WXBJ, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the nominee shareholders by the PRC company law and the VIE’s Article of Association. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of QY.

Share Pledge Agreements

Pursuant to the share pledge agreement (including its amendment or supplementary agreements, if any, the “Share Pledge Agreement”) between WXBJ, QY and the nominee shareholders, the nominee shareholders have pledged all their equity interests in the VIE to guarantee the performance of the VIE’ obligations under the Exclusive Option Agreement, Exclusive Business Cooperation Agreement and Power of Attorney Agreement.

If the VIE breaches their respective contractual obligations under those agreements, WXBJ, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIE without the prior written consent of WXBJ. The Share Pledge Agreement shall be continuously valid until all the its obligations under the VIE Agreements have been fulfilled, or the VIE Agreements are terminated, or the secured debts has been fully executed.

Based on the foregoing contractual arrangements, which grant WXBJ effective control of QY and its subsidiaries and obligate WXBJ to absorb all of the risk of loss from their activities and enable WXBJ to receive all of their expected residual returns, the Company accounts for QY as a VIE. Accordingly, the Company consolidates the accounts of QY for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”) and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

The following tables represent the financial information of the consolidated VIE and its subsidiaries as of December 31, 2020 and 2021 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	72,179	71,308	11,190
Accounts receivable, net	183,555	122,480	19,220
Prepaid expenses and other current assets	11,728	157,724	24,750
Amounts due from related parties	-	1,052	165
Amounts due from inter-companies(1)	130,987	139,621	21,910
Total current assets	398,449	492,185	77,235

Non-current assets
Property and equipment, net	1,195	1,312	206
Intangible assets, net	239,609	235,688	36,985
Goodwill	92,069	92,069	14,448
Deferred tax assets	5,004	3,717	583
Long term deposits and other assets	950	950	149
Long term investments	5,000	251,827	39,517
Total non-current assets	343,827	585,563	91,888
TOTAL ASSETS	742,276	1,077,748	169,123

LIABILITIES
Current liabilities
Accounts payable	58,713	64,535	10,127
Deferred revenue	35,259	29,258	4,591
Accrued salary and employee benefits	16,069	13,585	2,132
Accrued expenses and other current liabilities	8,921	5,184	813
Income tax payable	8,581	8,801	1,381
Interest payable	-	41	6
Amounts due to inter-companies(1)	248,127	309,098	48,504
Current portion of contingent consideration – earn-out liability	16,365	10,638	1,669
Total current liabilities	392,035	441,140	69,223

Non-current liabilities
Deferred tax liabilities	59,729	58,746	9,219
Contingent consideration – earn-out liability	15,116	-	-
Total non-current liabilities	74,845	58,746	9,219
TOTAL LIABILITIES	466,880	499,886	78,442

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Company.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d)	Organization (continued)

All revenue-producing assets recognized by the Company, including trademarks, patents, copyrights and software, that are held by the VIE, please refer to Note 8. There are no unrecognized revenue-producing assets.

Summarized below is the information related to the financial performance of the VIE reported in the Company’s consolidated statements of income for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net revenues	700,729	940,783	1,198,273	188,035
Third party customers	635,855	936,551	1,164,317	182,707
Inter-companies	64,874	4,232	33,956	5,328
Net (loss) income	36,982	45,722	102,042	16,013

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net cash provided by operating activities	60,234	270,927	70,255	11,025
Net cash used in investing activities	(5,347)	(323,670)	(250,714)	(39,342)
Net cash provided by (used in) financing activities	(28,682)	80,247	179,585	28,181

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2019, 2020 and 2021.

(k)	Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2021, the Company determined it was unlikely that it’s reporting unit fair value was less than its carrying value and no quantitative assessment was required.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Long term investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The Company adopted the new financial instruments accounting standard from January 1, 2020.

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

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

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

In connection with SPAC transaction, the previous shareholders of Scienjoy Inc. may be entitled to receive earnout shares as follows: (1) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, the previous owners of Scienjoy Inc will be entitled to receive 3,000,000 Class A ordinary shares of the Company (“SPAC Earn-out Target 2020”); and (2) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, the previous owners of Scienjoy Inc. will be entitled to receive 3,000,000 Class A ordinary shares of the Company. Notwithstanding the net income before tax achieved by the post-transaction company for any period, the previous owners of Scienjoy Inc. will receive (i) 3,000,000 earn-out shares if the share price of the Company is higher than $20.00 for any sixty days in any period of ninety consecutive trading days between May 8, 2021 and May 7, 2022, and (ii) 3,000,000 earnout shares if the share price of the Company is higher than $25.00 for any sixty days in any period of ninety consecutive trading between May 8, 2022 and May 7, 2023.

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from May 8, 2020 to December 31, 2021 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.14%	0.10%	0.38%
Share price	$8.92	$8.66	$5.68
Probability	20% - 50%	10%	20%-50%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value of financial instruments (continued)

(ii)	Earn-out liability from BeeLive acquisition

In connection with the acquisition of Beelive (Note 4), the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB 336.6 million in Year 2020,the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021, the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022, the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from the acquisition date to December 31, 2021 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	August 10, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.12 - 0.14%	0.11% - 0.13%	0.38%
Share price	$6.2	$8.66	$5.68
Probability	20% - 50%	20% - 50%	20% - 50%

The aggregated contingent considerations for the earn-out liabilities were approximate RMB107.3 million as of December 31, 2020, including current portion of earn-out liability of RMB92.2 million and non-current portion of earn-out liability of RMB15.1 million.

The aggregated contingent considerations for the earn-out liabilities were approximate RMB10.6 million as of December 31, 2021, including current portion of earn-out liability of RMB10.6 million.

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2021. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2021
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥-	¥-
Earn-out liability from BeeLive acquisition	-	-	10,638	10,638
	¥-	¥-	¥10,638	¥10,638

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value of financial instruments (continued)

	At the dates of the transactions
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥266,828	¥266,828
Earn-out liability from BeeLive acquisition	-	-	39,755	39,755
Total	¥-	¥-	¥306,583	¥306,583

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. As of December 31, 2021, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 and 2021. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020 and 2021:

Balance
Balance at January 1, 2020	¥-
Contingent consideration resulting from SPAC Transaction	266,828
Contingent consideration resulting from BeeLive acquisition	39,755
Fair value change	14,068
Exchange difference	(13,252)
Reclassification to shares to be issued	(200,100)
Balance at December 31, 2020	¥107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	¥10,638
Less: Contingent consideration – earn-out liability – non-current portion	¥-
Contingent consideration – earn-out liability –current portion	¥10,638

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value of financial instruments (continued)

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

	May 7, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.23%	0.18%	0.75%
Share price	$8.92	$8.66	$5.68
Volatility	37%	38%	53%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance at January 1, 2020	¥-
Warrant liabilities resulting from SPAC Transaction	36,121
Fair value change	(3,904)
Exchange difference	(2,659)
Balance as of December 31, 2020	¥29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	¥10,324

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Revenue recognition

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

Technical Services

The Company generated technical revenues from providing technical development and advisory, which accounts for only approximately 1% or less of revenue for the years ended December 31, 2020 and 2021. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	253,751
Live streaming - time based virtual item revenue	29,596	32,905	5,164
Technical services	5,156	19,397	3,044
Total revenue	1,222,183	1,669,358	261,959

As of December 31, 2021, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming and BeeLive Live Stream (including BeeLive Chinese version – Mifeng). The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2020	2021	2021
Amounts in thousands of RMB and USD	RMB	RMB	USD
Showself	549,763	595,004	93,369
Lehai	180,112	242,910	38,118
Haixiu	321,468	326,661	51,260
Beelive	165,684	485,386	76,168
Technical services	5,156	19,397	3,044
TOTAL	1,222,183	1,669,358	261,959

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

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2020 and 2021.

(i)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB3,350, RMB 9,588 and RMB 4,794 (US$ 752) for the years ended December 31, 2019, 2020 and 2021, respectively.

(s)	Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB6,951, RMB5,797 and RMB 14,370 (US$2,255) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2020 and 2021. As of December 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

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

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the years ended December 31, 2019, the dilutive shares included 602,000 issuable shares from public and private placement rights, which was fully issued for the year ended December 31, 2020. For the years ended December 31, 2020, there was 3,540,960 contractual issuable shares related to SPAC and Beelive Earn-out Target 2020 achieved as of December 31, 2020, which was fully issued for the year ended December 31, 2020. For the years ended December 31, 2021, there was 3,540,960 contractual issuable shares related to SPAC and Beelive Earn-out Target 2021 achieved as of December 31, 2021.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after-tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements and related disclosures. As of December 31, 2021, the Company has RMB 13,949 (US$2,189) of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets. Therefore, the Company would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning January 1, 2020. The ASU requires a modified retrospective adoption method. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Recent accounting pronouncements (continued)

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU will became effective for the Company’s annual and interim periods beginning in January 1, 2021, and early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

In October 2021, the FASB issued ASU No. 2021-08, "'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2020 and 2021, RMB222,609 and RMB238,792 (US$37,472), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

For the years ended December 31,2019, 2020 and 2021, no customer individually represents greater than 10% of the total revenue.

(d)	Significant suppliers

For the year ended December 31, 2019, one vendor accounted for 37.2% of the Company’s total purchases and two vendors accounted for 30.7% and 21.6% of the Company’s accounts payable as of December 31, 2019. For the year ended December 31, 2020, one vendor accounted for 30.8% of the Company’s total purchases and three vendors accounted for 13.1%, 10.4% and 10.0% of the Company’s accounts payable as of December 31, 2020. For the year ended December 31, 2021, one vendor accounted for 19.6% of the Company’s total purchases and one vendor accounted for 10.9%, of the Company’s accounts payable as of December 31, 2021.

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

4.2 Acquisition of BeeLive

On August 10, 2020, the Company signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) to acquire 100% equity interest in Sciscape International Limited which holds the platform BeeLive International and 100% equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million (US$7.4 million) and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by the Company. 30% of share consideration payments are subject to certain performance conditions (i.e. earn-out provisions as discussed below) and requirements over the following three years (earn-out arrangement). The fair value of purchase price including the consideration for earn-out arrangement was RMB264,755, based on a valuation performed by an independent valuation firm engaged by the Company. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited (together “BeeLive”). BeeLive is a global live streaming platform that initially launched in China in November 2016. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia. The Company believes that this acquisition will provide users with an increasingly vibrant and interactive social experience and drive the Company’s expansion of the user base both in China and around the world.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4.	ACQUISITION (CONTINUED)

The Company’s acquisition of BeeLive was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company. For the year ended December 31, 2020 and 2021, the first and second portion of earn-out shares of 540,960 and 540,960 achieved the performance requirement.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Accounts receivable	232,027	208,522	32,722
Less: allowance for doubtful accounts	(3,813)	(2,215)	(348)
Accounts receivable, net	228,214	206,307	32,374

An analysis of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Balance, beginning of year	9,432	10,266	3,813	599
Bad debt allowances from acquisition	-	1,800	-	-
Additions (recovery)	834	(8,253)	(1,592)	(250)
Exchange difference	-	-	(6)	(1)
Balance, end of year	10,266	3,813	2,215	348

Two unrelated distributors accounted for 23.7% and 20.6% of the Company’s accounts receivable as of December 31, 2021, respectively. Two unrelated distributors accounted for 67.9% and 14.2% of the Company’s accounts receivable as of December 31, 2020, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
VAT recoverable	6,754	12,454	1,954
Prepaid expense	6,919	8,553	1,342
Prepayment for property and equipment	-	19,000	2,982
Investment disposal receivable(1)	-	30,000	4,708
Advance to Weiliantong(2)	-	86,858	13,630
Loan receivable(3)	-	8,000	1,255
Other receivables	80	500	78
Subtotal:	13,753	165,365	25,949
Less: allowance for doubtful accounts	-	-	-
Prepaid expenses and other current assets, net	13,753	165,365	25,949

(1)	The Company invested RMB 30,000 in Tianjing Yieryi Technology Co., Ltd (“TJ YEY”) for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021 (Note 17), one of the shareholders of Yieryi bought such equity interest back from the Company for RMB 30,000.

(2)	The balance represented advance of RMB 86,858 to Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”) related to the acquisition (Note 17), which was subsequently offset against acquisition consideration.

(3)	The balance represented a working capital loan to Jiada Hexin (Beijing) Technology Co., Ltd. The loan was from October 20, 2021 to December 31, 2022 with annual interest rate of 2.4% from October 20, 2021 to December 31, 2021 and annual interest rate of 6.0% from January 1, 2022 to December 31, 2022.

An analysis of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Balance, beginning of year	-	-	-	-
Additions	20	-	-	-
Write off	(20)	-	-	-
Balance, end of year	-	-	-	-

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
At cost:
Computer and transmission equipment	6,640	7,472	1,172
Furniture, fixtures and office equipment	427	584	92
Total	7,067	8,056	1,264
Less: accumulated depreciation	(5,711)	(6,382)	(1,001)
Property and equipment, net	1,356	1,674	263

For the years ended December 31, 2019, 2020 and 2021, depreciation expense was RMB655, RMB555 and RMB745 (US$117), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8.	INTANGIBLE ASSETS

Intangible assets, consists of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
At cost:
Trademark	26,718	26,956	4,230
Patent	33	122	19
Copyright	97	140	22
Software	6,804	6,995	1,098
License acquired	207,835	207,600	32,577
Total	241,487	241,813	37,946
Less: accumulated depreciation	(1,853)	(5,943)	(933)
Intangible assets, net	239,634	235,870	37,013

For the years ended December 31, 2019, 2020 and 2021, amortization expense was RMB26, RMB1,749 and RMB 4,090 (US$642), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization	Amortization
Twelve months ending December 31,	RMB	USD
2022	4,112	645
2023	4,033	633
2024	4,033	633
2025	3,501	549
2026	2,763	434
Thereafter	9,828	1,542
Total	28,270	4,436

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9.	LONG TERM INVESTMENT

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total	Cost method investments without readily determinable fair value
	RMB	RMB	RMB	US$
Balance as of January 1, 2021	-	5,000	5,000	785
Additions	75,000	54,725	129,725	20,356
Share of loss in equity method investee	(2,998)	-	(2,998)	(470)
Disposal	-	(30,000)	(30,000)	(4,708)
Impairment	-	-	-	-
Balance as of December 31, 2021	72,002	29,725	101,727	15,963

(i)

Investments of RMB 5,000 held by the Company as of December 31, 2020 comprised of 1.76% equity investment in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the past, the Company hold the equity interest in QS through a LP fund (“Zhengrui”). Through a restructure completed on December 25, 2020, the Company directly owns the equity interest in QS.

On May 27, 2021, the Company invested RMB 10,000 for 4.44% equity interest in Qingdao Weilai JingChanye Investment Fund LP (“QD”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On March 8, 2021, the Company invested RMB 8,000 for 13.79% equity interest in Jiada Hexin (Beijing) Technology Co., Ltd. (“Jiada”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB 2,925 for 19.50% equity interest in Liujiaoshou Drink Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB 3,800 for 19.00% equity interest in Beijing Dunengmaihuo Culture Media Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On August 17, 2021, the Company invested RMB 30,000 in Tianjing Yieryi Technology Co., Ltd (“TJ YEY”) for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021 (Note 17), one of the shareholders of Yieryi bought such equity interest back from the Company for RMB 30,000.

(ii)	On October 9, 2021, the Company signed an investment agreement to invest up to RMB 150,000 into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. As of December 31, 2021, the Company invested RMB 75,000 into Qingdao LLP and the company had shares of loss of RMB 2,998 for the year ended December 31, 2021.

As of December 31, 2021, the Company believes there was no material market environment change or any other factor that indicating the fair value of the above investments was less than its carrying value, hence, the Company concluded there is no impairment of the above investments.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10.	Long term deposits and other Assets

Long term deposits and other assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Rent deposits	572	418	66
Advertising deposits	810	734	115
Long term deposits and other assets	1,382	1152	181

11.	INCOME TAXES

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2024. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2023. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2022. CX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2021. The HNTE certificate of CX expired in July 2021.

Under the PRC Income Tax Laws, during the period from January 1, 2010 to December 31, 2020, an enterprise which established in region of Holgus X and Kashgar Times is entitled to a preferential tax rate of 0% in five consecutive years since the first-year income generated from operations provided it continues to meet the conditions within the required scope.

Holgus X qualifies for the conditions and entitled for tax-exempt from 2017 to 2021. Kashgar Times qualifies for the conditions and entitled for tax-exempt from 2016 to 2020. Holgus H qualifies for the conditions and entitled for tax-exempt from 2020 to 2025. Kashgar Lehong qualifies for the conditions and entitled for tax-exempt from 2020 to 2025. For the years ended December 31, 2019, 2020 and 2021, total tax saving for the preferential tax rate were RMB33,227, RMB 39,876 and RMB34,561 (US$5,423), respectively, the impacts on basic EPS were RMB1.7, RMB1.7 and RMB1.1 (US$0.2), respectively, and the impacts on dilutive EPS were RMB1.7, RMB1.5 and RMB1.1 (US$0.2), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021.

The income tax expenses comprise:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Current income tax expense	6,814	5,459	5,285	829
Deferred income tax expense (benefit)	(191)	1,945	319	50
Income tax expenses	6,623	7,404	5,604	879

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the years ended December 31,
	2019	2020	2021
Income tax computed at PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax-preferential entities	(21.2)%	(22.2)%	(23.2)%
Non-deductible expenses	0.5%	1.2%	1.2%
Income tax expense	4.3%	4.0%	3.2%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11.	INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	633	171	27
Net operating losses carried forward	5,021	4,181	656
	5,654	4,352	683

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2019, 2020 and 2021 for the deferred tax assets.

The components of deferred liabilities are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Deferred tax liabilities
Intangible assets acquired through acquisition	59,729	58,746	9,219
	59,729	58,746	9,219

12.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders

Beijing Junwei Technology Co., Ltd.	Controlling shareholder of SG and HX

Beijing WanPu Century Technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

		For the years ended December 31,
		2019	2020	2021	2021
		RMB	RMB	RMB	USD
Beijing WanPu Century Technology Co Ltd	Market promotion expenses	16	-	-	-

Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	986	2,106	531	83
ENMOLI INC	Interest expense	-	-	480	75
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	-	-	462	72

As of December 31, 2020 and 2021, the amounts due from related parties are as follows:

	2020	2021	2021
	RMB	RMB	USD
Amount due from related parties
Lavacano Holdings Limited	7	7	1
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership) . (1)		1,052	165
Total	7	1,059	166

1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13.	SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no par value Class A ordinary shares and 2,925,058 Class B ordinary shares. As of December 31, 2019, there was 2,461,983 Class A ordinary shares remain issued and outstanding. After redemption of 212,633 Class A ordinary shares prior to the SPAC transaction on May 7, 2020, the number of outstanding Class A ordinary shares became 2,249,350. In connection with the SPAC Transaction, the Company issued approximately 19.4 million Class A ordinary shares including 3 million shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc.

At the closing of the SPAC Transaction, a convertible promissory note of RMB4,038 (US$619) with the related rights previously issued to the shareholder’s of Scienjoy, Inc. was automatically converted into 63,250 Class A ordinary shares.

At the closing of the SPAC Transaction, the Company issued 402,983 Class A ordinary shares to settle deferred underwriting commission of RMB14,131 (US$ 2,166) in connection of the Company’s initial public offering on February 8, 2019. The effective conversion price was US$ 5.0 per Class A ordinary shares based on the volume weighted average price of the Company’s Class A ordinary shares prior to the SPAC Transaction, as a result, the fair value of Class A ordinary shares issued approximated the carrying value of deferred underwriting commission payable settled.

Prior to the SPAC Transaction, the Company issued certain Public Rights and Private Rights in connection with its previous initial public offering and private placement. All these outstanding public rights and private rights were converted into 602,000 Class A ordinary shares upon the completion of the SPAC Transaction.

Prior to the closing of the SPAC Transaction, the Company issued 533,000 Class A ordinary shares to the financial advisors and underwriter with fair value of RMB18,713 (US$ 2,868) based on share price of U$5.0 per ordinary share at the time of the transaction.

In connection of the acquisition of BeeLive, the Company issued 3,786,719 Class A ordinary shares to the original shareholders of BeeLive as 70% of total RMB250 million (or equivalent to RMB175 million) worth share consideration (Note 4), which was calculated based on US$ 6.68 per share based on the 15 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB175 million (US$ 26.8 million) as part of the purchase consideration.

For the year ended December 31, 2021 the Company issued 108,230 Class A ordinary shares to White Lion Capital LLC. The gross proceeds were RMB664,670.

On November 8, 2021, the Company’s 2021 annual general meeting of shareholders (the “AGM”) approved the following shareholders’ resolutions: (i) the adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters. Additionally, together with the adoption of a dual-class share structure, 2,625,058 Class A ordinary shares held by Heshine Holdings Limited have been converted into 2,626,058 Class B ordinary shares.

As of December 31, 2021, the Company had 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding.

Warrants

As of December 31, 2020, there were 6,020,000 warrants outstanding and exercisable, consisting of 5,750,000 public warrants issued in connection with the Company’s initial public offering and 270,000 private warrants issued for a private placement simultaneously with the closing of the initial public offering. Two warrants are exercisable for one Class A ordinary shares. All these warrants were issued and outstanding before the SPAC Transaction and 96,300 warrants have been exercised for the year ended December 31, 2021.

The Public Warrants became exercisable upon the completion of the SPAC Transaction on May 7, 2020 with exercise price of US$11.5 per full share. The Public Warrants will expire five years from February 5, 2019 (or February 5, 2024).

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13.	SHAREHOLDERS’ EQUITY (CONTINUED)

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”. The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. The Public Warrants may only be exercised for a whole number of shares, meaning that the Public Warrants must be exercised in multiples of two. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

The private warrants are identical to the public warrants with the exercise price of US$ 11.5 per full share and expiration by February 4, 2024, except that the private warrants and the Class A ordinary shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until after the completion of the SPAC Transaction, subject to certain limited exceptions. The private warrants may only be exercised for a whole number of shares, meaning that the private warrants must be exercised in multiples of two. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

A summary of warrants activity for the year ended December 31, 2021 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Public warrants assumed from Wealthbridge’s initial Public Offering on February 5, 2019	5,750,000
Private warrants assumed from Wealthbridge’s private placement on February 5, 2019	270,000
Balance of warrants outstanding as of December 31, 2020	6,020,000	3.1 years	February 4, 2024
Additional warrants upon exercise of UPO	100,000
Exercised	(96,300)
Balance of warrants outstanding as of December 31, 2021	6,023,700
Balance of warrants exercisable as of December 31, 2021	6,023,700	2.1 years	February 4, 2024

As of December 31, 2021, the Company had warrants exercisable for 3,011,850 Class A ordinary shares with weighted average life of 2.1 years and expired on February 4, 2024.

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 110,000 shares. As of December 31, 2021, the Company had UPO units exercisable for 530,000 Class A ordinary shares with weighted average life of 2.1 years and expiring on February 5, 2024.

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

The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated the fair value of the unit purchase option is approximately $1,286,000, or $2.98 per Unit, using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.44% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the Class A ordinary shares underlying such units, the rights included in such units, the Class A ordinary shares that are issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price.

Dividend

Prior to the SPAC Transaction, Scienjoy Inc. declared a dividend of approximately RMB 333,090 by July 2018, of which approximately RMB228,500 (US$33,200) was paid in 2018 and approximately RMB104,590 (US$15,023) was subsequently paid in 2019, respectively.

Capital distribution

During the year ended December 31, 2019, 2020 and 2021, the Company distributed RMB32,328, nil and nil to the shareholders as a result of re-organization.

Shares to be issued

As of December 31, 2020, the earn-out liability related to SPAC Earn-out Target 2020 and Beelive Earn-out Target 2020 were met. As a result, there was 3,540,960 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB200,100 as shares to be issued in the equity of the Company. On March 25, 2021, the Company issued 3,540,960 Class A ordinary shares for this achievement of earnout target.

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, there was 3,540,960 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Financial Officer as Authorized Officer of ESOP Committee. The ESOP Committee approved the granting of 2,048,690 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2021, 2,053,783RSUs were issued.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2020 and 2021, the Company had appointed RMB18,352 and RMB31,775 (US$ 4,986), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020 and 2021, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB196,090 and RMB 240,092 (US$ 37,676).

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15.	COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB1,855, RMB 5,221 and RMB5,424 (US$ 851) for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	RMB	USD
Twelve months ending December 31,
2022	4,815	756
2023	4,395	690
2024	4,374	686
2025	365	57
Total	13,949	2,189

(b)	Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2020 and 2021.

(c)	Contingencies

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

The Company did not have other commitments or guarantees as of December 31, 2020 and 2021.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	183	373	59
Prepaid expenses and other current assets	392	1,317	207
Amounts due from subsidiaries	236,403	25,995	4,079
Total current assets	236,978	27,685	4,345

Non-current assets
Investments in subsidiaries and consolidated VIE	359,394	805,136	126,343

TOTAL ASSETS	596,372	832,821	130,688

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	-	2,414	379
Warrant liabilities	29,558	10,324	1,620
Current portion of contingent consideration – earn-out liability	92,183	10,638	1,669
Total current liabilities	121,741	23,376	3,668
Non-current liabilities
Contingent consideration – earn-out liability	15,116	-	-
Total liabilities	136,857	23,376	3,668

Shareholders’ equity
Ordinary share, no par value, unlimited Class A ordinary shares and 2,925,058 Class B ordinary shares authorized, 27,037,302 Class A ordinary shares and Nil Class B ordinary shares issued and outstanding as of December 31, 2020; 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, respectively
Class A ordinary shares	(96,349)	140,196	22,000
Class B ordinary shares		13,041	2,046
Shares to be issued	200,100	128,119	20,105
Statutory reserves	18,352	31,775	4,986
Retained earnings	322,610	479,199	75,197
Accumulated other comprehensive income	14,802	17,115	2,686
Total shareholder’s equity	459,515	809,445	127,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	596,372	832,821	130,688

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENT OF INCOME

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Equity income of subsidiaries	149,918	184,869	267,436	41,967
General administrative expense and others	-	1,395	33,473	5,252
Research and development expenses	-	-	13,946	2,188
Change in fair value of warrant liabilities	-	3,904	16,421	2,577
Change in fair value of contingent consideration	-	(14,068)	33,584	5,270
Net income	149,918	176,100	170,012	26,680
Other comprehensive income - foreign currency translation adjustment	-	14,802	2,313	363
Comprehensive income attributable to the Company’s shareholders	149,918	190,902	172,325	27,043

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income	149,918	176,100	170,012	26,680
Equity in earning of subsidiaries	(149,918)	(184,869)	(267,436)	(41,967)
Change in fair value of warrant liabilities	-	(3,904)	16,421	2,577
Change in fair value of contingent consideration	-	14,068	33,584	5,270
Share Based Compensation	-	-	31,857	4,999
Changes in operating assets and liabilities
Prepaid expense and other current assets	-	(392)	(925)	(145)
Accrued expenses and other current liabilities	-	-	2,414	379
Net cash provided by operating activities	-	1,003	(14,073)	(2,207)

Cash flows from investing activities
Proceeds from subsidiaries	136,953	-	-	-
Net cash provided by investing activities	136,953	-	-	-

Cash flows from financing activities
Dividends distribution to shareholders	(104,590)	-	-	-
Capital distribution due to reorganization	(32,328)	-	-	-
Due to related parties	-	(26,590)	14,263	2,237
Net cash acquired in the reverse recapitalization	-	32,659	-	-
Payment of listing costs	-	(6,924)	-	-
Net cash used in financing activities	(136,918)	(855)	14,263	2,237

Net increase in cash and cash equivalents	35	148	190	30
Cash and cash equivalents at beginning of the year	-	35	183	29
Cash and cash equivalents at end of the year	35	183	373	59

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

17.	SUBSEQUENT EVENTS

On December 29, 2021, the Company entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, the Company, or its affiliates designated by the Company, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

The transaction contemplated under the Framework Agreement was closed on January 1, 2022 (the “Closing”), after signing of the Equity Interest Transfer Agreement and the Share Transfer Agreement described below.

The Company acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in the Company’s Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in the Company’s Class A ordinary shares to be issued to Weilaijin, a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in the Company’s Class A ordinary shares to be issued to Wolter Global.

As part of the transaction, at the Closing, Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. (“QY”), a VIE of the Company, entered into an Equity Interest Transfer Agreement with Yieryi, pursuant to which Yieryi will transfer all of the equity interest held by it in Weiliantong to QY.

Additionally as part of the transaction, at the Closing, Scienjoy Inc., a wholly owned subsidiary of the Company, entered into a Share Transfer Agreement with Wolter Global, pursuant to which Scienjoy Inc. will acquire all of the issued and outstanding equity interest of Golden Shield from Wolter Global.

As part of the transaction, on December 29, 2021, one of the shareholders of Yieryi, entered into an Equity Interest Purchase and Sale Agreement with Zhihui Qiyuan (Hainan) Investment Co., Ltd. (“QYHN”), VIE of the Company, pursuant to which such shareholder shall pay RMB30 million (approximately US$4.7 million) to purchase the 12% equity interest of Yieryi from QYHN.

In January 2022, the Company set up a new subsidiary, Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. for general corporate purpose.

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100,000 (US$15,692). We believe the acquisition of CDZH and HYDC will help to enrich our product line, expand our user base and capitalize on the growth potential in the live streaming market.