Form 20-F
period 2022-12-31
Scienjoy Holding Corp
filed 2023-04-28
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St.

Yuhang District, Hangzhou, Zhejiang Province, 311113, China

(86) 0571 8858 6668

(Address of principal executive offices)

Xiaowu He

Chief Executive Officer

RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St.

Yuhang District, Hangzhou, Zhejiang Province, 311113, China

(86) 0571 8858 6668

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

36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares were issued and outstanding as of December 31, 2022.

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

☐ Yes     ☐ No

i

INTRODUCTION

On May 7, 2020, Scienjoy Holding Corporation, formerly known as Wealthbridge Acquisition Limited (“Wealthbridge”), consummated the transactions contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”), dated as of October 28, 2019, by and among Scienjoy Holding Corporation (“SHC”), formerly known as Wealthbridge Acquisition Limited, Scienjoy Inc., Lavacano Holdings Limited (“Lavacano”), and WBY Entertainment Holdings Ltd. (“WBY”, together with Lavacano, the “Sellers”), pursuant to which SHC acquired 100% the issued and outstanding equity interests of Scienjoy Inc. from the Sellers and changed its name to Scienjoy Holding Corporation.

USE OF CERTAIN TERMS

As used in this annual report, unless the context otherwise requires, references to the terms “Company,” “we,” “us” and “our” refer to Scienjoy Holding Corporation and, where applicable, our wholly-owned subsidiaries. Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Active broadcasters” refers to the hosts perform live music, dancing and other entertaining performance in front of the audience through the screens on the mobile platform;

●	“active users” refers to users who visited our platforms at least once in a given period;

●	“ARPPU” refers to average live streaming revenue per paying user in a given period;

●	“BeeLive Acquisition” refers to the Company’s acquisition of the BeeLive businesses and related transactions;

●	“Business Combination” refers to the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions;

●	“CDN” refers to content delivery network;

●	“CDZH” refers to Chuangda Zhihui (Beijing) Technology Co., Ltd.;

●	“CAGR” refers to compound annual growth rate;

●	“China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

●	“Golden Shield” refers to Golden Shield Enterprises Limited;

●	“Heshine” refers to Heshine Holdings Limited;

●	“HKD” refers to Hong Kong Dollar, the official currency of the Hong Kong Special Administrative Region;

●	“Holgus X” refers to Holgus Sixiang Information Technology Co., Ltd.;

●	“Holgus H” refers to Holgus Sixiang Haohan Internet Technology Co., Ltd.;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HX” refers to Hai Xiu (Beijing) Technology Co., Ltd.;

●	“HYDC” refers to Beijing Huayi Dongchen Technology Co., Ltd.;

●	“HYHF” refers to HuaYuHeFeng (Qingdao) Technology Co., Ltd.;

●	“HZ” refers to Sixiang Huizhi (Beijing) Technology Culture Co., Ltd.;

●	“Kashgar Times” refers to Kashgar Sixiang Times Internet Technology Co., Ltd.;

●	“Kashgar Lehong” refers to Kashgar Sixiang Lehong Information Technology Co., Ltd.;

●	“Lavacano” refers to Lavacano Holdings Limited;

●	“LH” refers to Beijing Le Hai Technology Co., Ltd.;

●	“Macau” refers to the Macau Special Administrative Region of the People’s Republic of China;

●	“MF” refers to Sixiang Mifeng (Tianjin) Technology Co., Ltd.;

●	“our PRC subsidiaries” refer to our WFOEs, i.e. Sixiang Infinite (Beijing) Technology Co., Ltd. (“WXBJ”), and Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”), Scienjoy International Limited, and Scienjoy BeeLive Limited and their respective subsidiaries. WXBJ’s subsidiaries include Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), Sixiang Yingyue (Shanghai) Technology Co., Ltd. (“SXYY”), Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”), Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”), Kashgar Sixiang LeHong Information Technology Co., Ltd. (“Kashgar Lehong”), Sixiang ZhiHui (HaiNan) Investment (“ZHHN”), and Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”), WXZJ’s subsidiary includes Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. (“ZHZJ”);

●	“paying user” refers to a registered user that has purchased virtual currency on our platforms at least once during the relevant period;

●	“paying ratio” for a given period is calculated by dividing (i) the sum of paying users in such period, by(ii) the total active users in such period;

●	“Purchase Agreement” refers to Common Stock Purchase Agreement, entered between the Company and White Lion Capital on February 23, 2021;

●	“QAU” refers to the number of active users in a given quarter;

●	“QY” or “Zhihui Qiyuan” refers to Zhihui Qiyuan (Beijing) Technology Co., Ltd.;
●	“QYHN” refers to ZhiHui Qiyuan (Hainan) Investment Co., Ltd.;

●	“QYHZ” or “Sixiang Qiyuan” refers to Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd.;

●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Scienjoy HK” refers to Scienjoy International Limited;

●	“SG” refers to Beijing Sixiang Shiguang Technology Co., Ltd.;

●	“Share Exchange Agreement” refers to the Share Exchanged Agreement, dated October 28, 2019, by and among Scienjoy Inc., the Company, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd.;

●	“SH” refers to ShiHuai (Beijing) Technology Co. Ltd.;

●	“SHC” refers to Scienjoy Holding Corporation, a British Virgin Islands holding company;

●	“SHWL” refers to ShanHaiWeiLan (Beijing) Technology Co., Ltd.;

●	“Sixiang Qiyuan VIEs” refer to Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) and its subsidiaries, including Xiuli (Zhejiang) Culture Technology Co., Ltd. (“XL”), Leku (Zhejiang) Culture Technology Co., Ltd. (“LK”), Haifan (Zhejiang) Culture Technology Co., Ltd. (“HF”), Xiangfeng (Zhejiang) Culture Technology Co., Ltd. (“XF”) and Hongren (Zhejiang) Culture Technology Co., Ltd. (“HR”), each such company formed under PRC Laws;

●	“SY” refers to Tianjin Sihui Peiying Technology Co., Ltd.;

●	“TF” refers to Tongfang Investment Fund Series SPC;

●	“US$”, “USD” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“variable interest entity,” “VIEs” or “VIE entities” refer to the variable interest entities, including Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs. Each of the VIEs is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were its wholly-owned subsidiaries;

v

●	“WBY” refers to WBY Entertainment Holdings Ltd.;

●	“Wealthbridge” refers to Wealthbridge Acquisition Limited;

●	“White Lion Capital” refers to White Lion Capital LLC;

●	“WLT” or “Weiliantong” refers to Beijing Weiliantong Technology Co., Ltd.;

●	“WXBJ” refers to Sixiang Wuxian (Beijing) Technology Co., Ltd.;

●	“WXZJ” refers to Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd.;

●	“WFOEs” or “our WFOEs” refer to our wholly foreign owned entities in China, which include WXBJ and WXZJ;

●	“ZH” refers to Sixiang Zhihui (Beijing) Technology Co., Ltd.;

●	“ZHHN” refers to Sixiang Zhihui (Hainan) Technology Co., Ltd.;

●	“ZHZJ” refers to Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd; and

●	“Zhihui Qiyuan VIEs” refer to Zhihui Qiyuan (Beijing) Technology, Co., Ltd. and its subsidiaries, including Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (智汇启源(北京)科技有限公司) or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including Hai Xiu (Beijing) Technology Company Co. Ltd. (“HX”), Beijing Le Hai Technology Co. Ltd. (“LH”), Beijing Sixiang Shiguang Technology Co. Ltd. (“SG”), Sixiang Mifeng (Tianjin) Technology Co., Ltd (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.) (“MF”), Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”), ZhiHui QiYuan (HaiNan) Investment Co., Ltd. (“QYHN”), HuaYuHeFeng (Qingdao) Technology Co., Ltd. (“HYHF”), Beijing Weiliantong Technology Co., Ltd (“WLT”). Chuangda Zhihui (Beijing) Technology Co., Ltd (“CDZH”), Hongcheng Huiying (Zhejiang) Technology Industry Development Co., Ltd. (“HCHY”), and Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”), each such company formed under PRC Law.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2022.

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

FORWARD-LOOKING INFORMATION

Certain statements in this annual report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	the goals and strategies of the VIEs and the Company as a whole;

●	the VIEs’ ability to attract new users and talent to our platform;

●	the future business development, financial condition and results of operations of the VIEs and the Company as a whole;

●	the expected growth in, and market size of, the mobile live streaming platforms;

●	expected changes in our revenue, costs or expenditures of the VIEs and the Company as a whole;

●	the VIEs’ ability to continue to source and offer new and attractive products and services;

●	the expectations regarding demand for and market acceptance of our brands, platforms and services;

●	the expectations regarding growth in our user base and level of user engagement;

●	the VIEs’ ability to attract, retain and monetize users;

●	the VIEs’ ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of and trends of competition in mobile live streaming industry;

●	government policies and regulations relating to mobile live streaming industry; and

●	general economic and business conditions in the markets the VIEs have businesses.

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

Risks Factors Relating to Our Business and Industry

●	We may fail to retain our existing users, keep them engaged or further grow our user base.

●	Our revenue growth is primarily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user base or fail to continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our results of operations and financial condition.

●	We rely on a single monetization model.

●	We may fail to offer attractive content on our platforms.

●	Failure to attract, cultivate, and retain top broadcasters may materially and negatively affect our user engagement and thus our business and operations.

●	If we fail to implement an effective revenue sharing fee policy, we may lose our broadcasters and our results of operations and financial condition may be materially and negatively affected.

●	We partner with various talent agencies to manage our broadcasters. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

●	We may fail to successfully implement our monetization strategies.

●	Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our user base, or our ability to increase their level of engagement.

●	Our core values of focusing on user experience and user satisfaction first and acting for the long-term may conflict with the short-term operating results of our business.

●	If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, results of operations, and financial condition may be materially and adversely affected.

●	We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

●	Unauthorized use of our intellectual property and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.

●	Our content monitoring system may not be effective in preventing misconduct by our users and misuse of our platforms.

●	We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us.

●	The complexity, uncertainties, and changes in PRC regulation of the Internet industry and companies may materially and adversely affect our business and financial condition.

●	Concerns about the collection, use, and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

●	Continuing efforts of our executive officers, key employees, and qualified personnel are essential to our business and the loss of their services may adversely and negatively impact our business and results of operations.

●	We are subject to risks relating to litigation.

●	The appointed Temporary Receiver of Link Motion Inc. (f/k/a NQ Mobile Inc.) may bring an action to restore Link Motion Inc.’s senior position in the Showself businesses, which may result in claims against us.

●	Contractual disputes with our talent agencies may harm our reputation, and may be costly or time-consuming to resolve.

●	Key performance metrics used by us, such as QAUs, paying users, ARPPU and paying ratio, may overstate the number of our active and paying users, which may lead to an inaccurate interpretation of our revenue metrics and our business operations by our management and by investors, and may even misleadingly affect management’s business judgment of our operations.

●	Restrictions on virtual currency may adversely affect our revenues.

●	Our results of operations are subject to quarterly fluctuations due to seasonality.

●	We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation, or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

●	Failure to achieve and maintain effective internal and disclosure controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

●	COVID-19 pandemic may have an adverse impact on our results of operations and financial condition for the fiscal year 2023.

Risks Related to Our Corporate Structure

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We conduct our business through the VIEs by means of contractual arrangements. PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

●	Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations. Also, our VIE structure may be inquired or challenged by relevant PRC governmental authorities when SHC issues additional securities for future financing in a public market under certain PRC laws and rules.

●	We depend upon the contractual arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.

●	We may lose the ability to use and enjoy assets held by the VIEs that are important to our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Contractual arrangements may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

●	We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our Class A ordinary shares.

Risks Related to Doing Business in China

Our WFOEs and the VIEs are based in China and have the majority of the operations in China, so we and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or content posted on our platforms.

●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in the operations of the VIEs and our company as a whole and the value of our Class A ordinary shares.

●	Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty, which could materially and adversely affect the operations of the VIEs and our company as a whole and the value of our securities.

●	Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of our shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

●	The filling requirements of the CSRC will be required in connection with an offering under PRC rules, regulations or policies, and, if required, we shall further obtain approval or confirmation from other PRC governmental authorities with respect to future offering, and we cannot predict how soon we will be able to complete such filings in CSRC or whether obtain such approvals from other PRC governmental authorities.

●	The VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition and results of operations of the VIEs and our company, and future offerings in a public market as a whole.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact the business operations of the VIEs.

●	The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

●	Currently, there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, live streaming platform operators may have for virtual assets.

●	Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	PRC regulations relating to offshore investment activities by PRC residents may limit the ability of WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) to increase our registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

Risks related to Investment in our Class A Ordinary Shares

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

●	Heshine will control the outcome of our shareholder actions.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Our dual-class share structure with different voting rights and conversion of certain ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ordinary shares may view as beneficial.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Certain provisions of the Fourth Amended and Restated Memorandum and Articles of Association may be deemed to have an antitakeover effect.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	NASDAQ may apply additional and more stringent criteria for our continued listing.

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

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating histories in evolving industries may encounter, including, among others, risks and uncertainties regarding our ability to:

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

As of the date of this annual report, our platform “Showself” (秀色直播) has, since our operation commencement in 2014, received 7 administrative penalties from Beijing Cultural Market Administrative Enforcement Department, all of which are minor penalties of fine, for the inappropriate conducts of broadcasters. The other 2 platforms of our, “Haixiu” (嗨秀秀场) and “Lehai” (乐嗨秀场), each received 2 administrative penalties, respectively, from the same Department for the same reason. Beelive Chinese version (“Mifeng” 蜜疯直播) received 2 administrative penalty from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Haidian Security Bureau. Hongle.tv (“Hongle” 红人直播) received 2 administrative penalties from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Municipal Tax Bureau. All above mentioned defects have been timely remedied by the platforms and all remedial measures have been reported to the Department for its review and approval.

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

On December 13, 2018, a shareholder plaintiff filed a derivative lawsuit on behalf of, and against Link Motion Inc. (“LKM”) and three individual defendants, including the chairman of the board of directors of LKM, in the United States District Court for Southern District of New York. In this lawsuit, the shareholder plaintiff alleged certain wrongdoing by the individual defendants in connection with the sales of LKM’s corporation assets, including the sale of a 65% equity interest in the Showself businesses (currently is conducted via Zhihui Qiyuan) to Tongfang Investment Fund Series SPC (“TF”) pursuant to a share purchase agreement dated as of March 30, 2017. On February 1, 2019, the court issued a Preliminary Injunction Order which preliminarily enjoins the defendants to take corrective action as necessary to restore LKM’s senior position in the underlying assets of the Showself businesses and appointed a temporary receiver for LKM during the pendency of this action. The temporary receiver has certain statutory powers and specified delineated powers, including but not limited to, commence, continue and/or control any action on behalf of LKM in the U.S., the PRC, or elsewhere. It is possible that we could be sued in connection with these ongoing proceedings, which could be costly to defend, and a judgment against us could result in significant damages. As of the date of this annual report and to our knowledge, the temporary receiver has yet brought any claims in any jurisdiction to restore LKM’s 65% equity interest in the Showself businesses. However we cannot guarantee that such claims will not be brought in the future.

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

The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2022 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures.”

We continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the options or restricted shares granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted an equity incentive plan on February 8, 2021, or the “2021 Plan”, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to all awards under the 2021 Share Incentive Plan is 3,000,000 Class A ordinary shares. As of the date of this annual report, total of 2,115,283 restricted share units have been granted under 2021 Pan. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, exercise of the awards granted under the 2021 Plan by our employees will increase the number of our shares in circulation, which may have an adverse impact on our share price.

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

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to complete filings and obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, including the filling with CSRC if we issue additional securities for the acquisitions, which could result in increased delay and costs, and may derail our business strategy if it fails to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

COVID-19 pandemic may have an adverse impact on our results of operations and financial condition for the fiscal year 2023.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread. Our Beijing and Hangzhou office did not work at full capacity for approximately two months when these restrictive measures are in force, which negatively affected our operational and financial results. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which still remain uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues, and therefore we cannot guarantee that COVID-19 will not adversely impact our results of operations and financial condition for the fiscal year 2023.

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

WXBJ has entered into contractual arrangements with the Zhihui Qiyuan VIEs and their respective shareholders, and WXZJ has entered into contractual arrangements with the Siixang Qiyuan VIEs and their respective shareholders. Such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIEs when and to the extent permitted by PRC law. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIEs because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIEs are consolidated as part of our financial statements.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. The Trial Measures grant the CSRC the authority to regulate the overseas offering and listing of PRC companies with VIE structures and allow filings by VIE-structured companies insofar as they comply with the relevant regulations. PRC companies that are already listed on overseas exchanges by or before March 31, 2023 are not required to make any filings with CSRC unless they raise additional equity financing, in which case CSRC may also consult with certain PRC governmental authorities that regulate the PRC companies’ business operations, or ask the Company to obtain approvals or confirmation from such authorities in advance.

There still remain substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIEs would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIEs’ business and our reputation.

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

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the VIEs in China. We entered into the VIE agreements with Zhihui Qiyuan VIEs on January 29, 2019 and entered into the VIE agreements with Sixiang Qiyuan VIEs on June 1, 2022. We generate most of our revenue from operations of the VIEs. Our shares (include Class A ordinary shares and Class A Preferred shares) offered in this offering are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiaries. we rely on contractual arrangements by and among WXBJ, the Zhihui Qiyuan VIEs and their shareholders and the contractual arrangements by and among WXZJ, the Sixiang Qiyuan VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to receive substantially all of the economic benefits from the VIEs’ operations and be the primary beneficiary of the VIEs for accounting purposes. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a British Virgin Islands holding company, to enforce these contractual arrangements and doing so may be quite costly, and these contractual arrangements have not been tested in a court of law.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in Internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and may need to reorganize our current corporate structure to comply with PRC laws and regulations. In addition, if SHC issues new securities for future financing, the Company shall disclose the whole corporate structure including VIEs to CSRC and may be inquired by CSRC about the background of such structure.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in Internet and other related businesses (usually defined as “value-added telecommunication business” under relevant PRC authorities), including the provision of Internet content and online service operations, which fell under the catalogue of negative list published and updated by PRC Ministry of Commerce from time to time. Specifically, foreign ownership is prohibited in industries of online audio and video program services and Internet cultural business (excluding music), foreign ownership of an Internet content provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the British Virgin Islands and WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) are foreign-invested enterprises (or called “wholly foreign-owned enterprises”, the “WFOEs”) under PRC laws and regulations. To comply with PRC laws and regulations, we have to conduct our business in China mainly through WXBJ, WXZJ, Zhihui Qiyuan VIEs, and Sixiang Qiyuan VIEs and their respective subsidiaries, based on a series of contractual arrangements by and among WXBJ, Zhihui Qiyuan, and its registered shareholders and a series of contractual arrangements by and among WXZJ, Sixiang Qiyuan, and their respective subsidiaries. As a result of these contractual arrangements, we exert control over the VIEs (namely, Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs) and consolidate their financial results in our financial statements under U.S. GAAP. The VIEs (namely, Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs) hold the licenses, approvals, and key assets that are essential for our operations.

In the opinion of our PRC counsel, Beijing Feng Yu Law Firm (北京锋昱律师事务所) (“Feng Yu Law Firm”), based on its understanding of the relevant PRC laws and regulations, each of the contracts among WXBJ, Zhihui Qiyuan and its registered shareholders is valid, binding, and enforceable in accordance with its terms, each of the contracts among WXZJ, Sixiang Qiyuan and its registered shareholders is valid, binding, and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future relevant PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of the VIEs’ shareholding structure. If the WFOEs and its subsidiaries and the VIEs are found in violation of any PRC laws or regulations, or if the contractual arrangements among WXBJ, Zhihui Qiyuan and its registered shareholders or the contractual arrangements among WXZJ, Sixiang Qiyuan and its registered shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;

●	levying fines on our related PRC companies;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	discontinuing or placing restrictions or onerous conditions on our operations conducted by our related PRC companies;

●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites;

●	requiring us to change our corporate structure and contractual arrangements;
●	rejecting our future offerings in the public market;

●	imposing additional conditions or requirements with which we may not be able to comply; or

●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations and future financing. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

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

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among WXBJ, Zhihui Qiyuan, and its registered shareholders or the contractual arrangements among WXZJ, Sixiang Qiyuan, and its registered shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase VIEs’ tax expenses without reducing the tax expenses of WXBJ and/or WXZJ, subject the VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment WXBJ and/or WXZJ may have. As a result, our consolidated results of operations may be adversely affected.

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

Adverse Changes in China’s political, economic social conditions or government policies could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the business and operations of the VIES and our PRC subsidiaries.

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

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the future business and operating results and the competitive position of the VIEs and our PRC subsidiaries. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on the VIEs and our PRC subsidiaries. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect the future business and operating results of the VIEs and our PRC subsidiaries.

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

The PRC government may take a series of regulatory actions and statements to regulate business operations in China from time to time with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures which has been implemented by CSRC, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, the Cyberspace Administration of China (“CAC”) and certain other governmental authorities issued the Measures of Cybersecurity Review (effective as of February 15, 2022), requiring that cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Furthermore, on February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (effective as of March 31, 2023), requiring the company that directly or indirectly go to public offering overseas shall make filing with the CSRC within three days after its completion of offering. These new laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to the data and other business practices of the VIEs and our company, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect the business of the VIEs. As of the date of this annual report, we have not received any inquiry or notice or any objections to this annual report from CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in China, there remains uncertainty regarding the interpretation and enforcement of the laws of China. Any future quick changes of the laws and rules with little or no advice notice and the uncertainty resulted therefrom could materially and adversely disrupt and affect the operation and future financing of our PRC subsidiaries, the VIEs and our company.

Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of our shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and puts in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. The PCAOB is required to reassess its determinations by the end of 2022 and there are uncertainties whether the PCAOB will determine it is still unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Securities and Exchange Commission must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the Securities and Exchange Commission is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

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

The filling of the CSRC will be required and approval and/or other requirements from other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to complete such filing or obtain such approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings.

Our PRC counsel, has advised us that, we will not be required to submit an application to the CSRC for the approval regarding the Company’s listing shares on Nasdaq because the Company has already been listed before March 31, 2023. However, if the Company issues additional securities for refinancing or acquisition of domestic assets, or go listing in other public markets, it shall make filling with the CSRC within three days after completion of such offering, and may be subject to pre-examination, confirmation or approval from the competent PRC authorities governing our business operation in China, such as MIIT and CAC.

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and whether such M&A Rules will be abolished entirely by the authorities, or particularly, replaced partially by new regulations such as the Trial Measures. If a governmental approval is still required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval or filings for an offering, or a rescission of such CSRC approval or filing if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the VIEs’ operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the M&A Rules, we will not be required to submit an additional application to the CSRC for the approval under the M&A Rules for an offering. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, especially by such governmental authorities other than CSRC, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, if any. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities only provides principle rules, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on December 28, 2021, the Cyberspace Administration of China (“CAC”) and certain other governmental authorities issued the Measures of Cybersecurity Review (effective as of February 15, 2022), according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. If it is determined in the future that CAC approval or other procedural requirements from any other governmental authorities are required to be met for and prior to an additional offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the Class A ordinary shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

On December 28, 2021, the CAC and twelve other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures (“the Review Measures”), which became effective on February 15, 2022. The Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) and the network platform operators (the “Network Platform Operators”) which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, the CAC published the Regulations on the Administration of Network Data Security (Draft for Comment) to open for public consultation, which stipulates that if a data processor proposes to be listed abroad or provide personal information outside the territory of PRC, it shall be subject to certain security assessment and filing requirements in CAC or competent authorities. As advised by our PRC legal counsel, we believe that we and our PRC subsidiaries and the VIEs are not required to apply for a cyber security review with CAC, since we listed our Ordinary Shares on the Nasdaq before the effective date of the Review Measures, and our PRC subsidiaries and the VIEs as the “network platform operators” will not be subject to CAC’s review or approval regarding data cyber security under other current-effective CAC rules, since that, (A) all of collection and processing of any personal information or other data in the ordinary course of business are conducted by our PRC subsidiaries and the VIEs within the territory of PRC, (B) none of our PRC subsidiaries or the VIEs provides any personal information or operational data outside the territory of PRC, (C) such personal information or operational data handled by our PRC subsidiaries and the VIEs will not be construed as important data threatening China’s national security, and (D) none of our PRC subsidiaries or the VIEs will fell under the “critical information infrastructure operators”, which are subject to direct and more strict regulatory supervision under CAC rules. However, the Review Measures do not provide any explanation or interpretation of “overseas listing” or “affect or may affect national security,” and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations, which may also require the Company to make filings or obtain approval from CAC or other competent authorities with respect to its further offerings in overseas public markets. We cannot predict the impact of the review measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. The data export measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1, 2021; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations.

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

Our PRC subsidiaries and the VIEs in China are subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject our PRC subsidiaries and the VIEs to:

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

If any governmental sanctions are imposed, or if our PRC subsidiaries or the VIEs do not prevail in any possible civil or criminal litigation, the business, results of operations, and financial condition of our PRC subsidiaries and the VIEs could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm the business, results of operations, and financial condition of our PRC subsidiaries and the VIEs.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any similar reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to the business practices of our PRC subsidiaries and the VIEs, and other penalties, which could negatively affect the business and results of operations of our PRC subsidiaries and the VIEs.

Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause our PRC subsidiaries and the VIEs to change their business practices. Further, the expansion by our PRC subsidiaries and the VIEs into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect the business and results of operations of our PRC subsidiaries and the VIEs in material ways.

We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Scienjoy Holding Corporation, the British Virgin Islands holding company, may rely on dividend payments from our PRC subsidiaries for cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our WFOEs receive payments from the VIEs pursuant to the VIE agreements. Our WFOEs also receive payments from their PRC operating subsidiaries. WFOEs may make distribution of such payments to Scienjoy International Limited, our Hong Kong subsidiary, then further distribute the funds to Scienjoy Holding Corporation through its fully owned subsidiary, Scienjoy Inc. If any of our PRC subsidiaries or the VIEs incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIEs will also be subject to antitrust filing requirements.

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

On June 24, 2022, the Standing Committee of the National People’s Congress promulgated the Decision on Revising the Anti-monopoly Law, which took effect on August 1, 2022. The revised Anti-Monopoly Law provides, among others, that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to conduct monopoly activities. The revised Anti-Monopoly Law also requires relevant government authorities to strengthen the examination of undertaking concentration in important areas and establish the hierarchical review system of undertaking concentration, and enhances penalties for the violation of the regulations regarding undertaking concentration and other monopoly activities.

Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we and the VIEs do not believe we or the VIEs engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

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

On May 18, 2021, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On October 4, 2021, the SEC approved NASDAQ’s revised proposals for the rule changes. As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our operating subsidiary’s business operations will be severely affected and you could sustain a significant decline in the value of our Class A ordinary share.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company incorporated under the laws of the British Virgin Islands and conduct most of our revenue-generating operations in mainland China. In addition, certain of our executive officers and directors are PRC nationals and reside within China for a significant portion of the time.  All or a substantial portion of the assets of these persons are also located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies. For more information regarding the relevant laws of the British Virgin Islands and China.

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

Implementation of the labor laws and regulations in China may adversely affect our business and results of operations.

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

A slowdown of the Chinese economy or adverse changes in the economic and political policies of the PRC and the effects of COVID-19 government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We are a holding company and substantially all of our operations are conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 6.9% in 2015 to 6.7% in 2016, 6.8% in 2017 and 6.6% in 2018. The annual rate of growth further declined to 6.1% in 2019, the lowest since 1990. The annual rate of growth was 2.3% in 2020. Although the growth reached 8.1% in 2021, the growth rate of the first three quarters of 2022 declined to 3.0%. A slowdown in overall economic growth, an economic downturn or recession, the effects of COVID-19 or other adverse economic developments in the PRC may materially reduce the demand for the Group’s products and may have a material and adverse effect on its business.

China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy or the economy of the region our serves, which could materially adversely affect our business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 40 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. Dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in U.S. Dollars. The value of the RMB against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our shares offered by this prospectus are offered in U.S. Dollars, and we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the U.S. Dollar and the RMB will affect that amount of proceeds we will have available for our business.

Future inflation in China may inhibit economic activity and adversely affect our operations.

The Chinese economy has experienced periods of rapid expansion in recent years which can lead to high rates of inflation or deflation. This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China. Any action on the part of the PRC government that seeks to control credit and/or prices may adversely affect our business operations.

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

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an “emerging growth company” until the fiscal year ended February 8, 2024. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or an annual revenue exceeds $1.235 billion, or the market value of its Class A ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. As a result, potential investors may be less likely to invest in our securities.

Heshine will control the outcome of our shareholder actions.

As of April 18, 2023, Heshine holds 5,032,208 shares of Class A ordinary shares and 2,925,058 shares of Class B shares. Assuming none of the outstanding warrants has been exercised, holds 51.22% of our aggregate voting power. Heshine’s voting power gives it the power to control actions that require shareholder approval under British Virgin Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association.

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

We are a Foreign Private Issuer and we have adopted a dual-class share structure, which includes Class A ordinary shares with one vote per share and Class B ordinary shares with ten votes per share. Currently Heshine holds 5,032,208 Class A ordinary shares and 2,925,058 Class B ordinary shares, which accounts for 51.22 % voting power of all issued and outstanding ordinary shares. Consequently, Heshine has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Heshine may also take actions that are not in the best interest of the Company or the Company’s other shareholders. In addition to limiting your ability to influence corporate matters, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving the Company’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of our Class A ordinary shares.

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

The Fourth Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deferring or preventing or rendering more difficult a change in control of the Company that a shareholder might consider in his or her best interest, including the following:

●	Poison Pill Defenses. Under the Companies Law of British Virgin Islands there are no provisions that specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. Our Fourth Amended and Restated Memorandum and Articles of Association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Class A ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans.

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

U.S. holders of Class A ordinary shares may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we should not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2022. However, there can be no assurance that this will be the case in 2022 or in future taxable years. If we were characterized as a PFIC, U.S. holders of the Class A ordinary shares may suffer adverse tax consequences such as (i) having gains realized on the sale of the Class A ordinary shares treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the Class A ordinary shares by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the Class A ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were originally a blank check company, known as Wealthbridge Acquisition Limited (“Wealthbridge”), incorporated in the British Virgin Islands on May 2, 2018 with limited liability (meaning our public shareholders have no liability, as shareholders of the Company, for the liabilities of the Company over and above the amount paid for their shares) to serve as a vehicle to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. On May 7, 2020, we consummated the Business Combination contemplated by the Share Exchange Agreement with Lavacano and WBY, pursuant to which we acquired 100% the issued and outstanding equity interests of Scienjoy Inc. and changed our name to Scienjoy Holding Corporation.

Our principal executive offices are located at RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St, Yuhang District, Hangzhou, Zhejiang Province, China, 311113. Our telephone number at this address is (86) 571 8858 6668. Our registered office in the British Virgin Islands is located at Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York. Our website is http://www.scienjoy.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registration that make electronic fillings with the SEC using the EDGAR system.

History of Scienjoy Inc.

Scienjoy Inc. is a holding company incorporated under the laws of the Cayman Islands on February 23, 2017 with authorized shares of 500,000,000 shares at a par value of $0.0001.

Scienjoy Inc., through its subsidiaries and variable interest entities, is principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”). In 2014, Scienjoy Inc.’s first live streaming APP Showself Live Streaming was launched. Scienjoy Inc. subsequently launched “Lehai” in 2015 and “Haixiu” in 2016.

Reorganization of Scienjoy Inc.

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

On July 24, 2018, Sixiang Times and ZH executed an equity transfer agreement. Pursuant to the agreement, 100% equity interest in Kashgar Times was transferred to ZH. In consideration of the transfer, Scienjoy Inc. paid RMB10,000,000 to the former shareholders of Kashgar Times.

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

On January 28, 2019, HZ and SY executed equity transfer agreement with Zhihui Qiyuan. Pursuant to the agreement, 100% of the equity interest in SG, HX and LH was transferred to Zhihui Qiyuan, which is ultimately controlled by TF. In consideration of the transfer, Scienjoy Inc. paid RMB 32,000,000 to HZ and SY.

On January 29, 2019, Scienjoy Inc., through WXBJ, entered into a series of contractual arrangements (“VIE Agreements”) with Zhihui Qiyuan and its registered shareholders, and in substance obtained control over all equity shares, risks and rewards of SG, HX and LH through Zhihui Qiyuan. For a description of the VIE agreements pursuant to which Scienjoy Inc. and its subsidiaries were established as a primary beneficiary of Zhihui Qiyuan, see “Item 4. Information on the Company—C. Organizational Structure—Contracts that give the Company effective control of the VIEs.”

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

In December 2020, we have set up two new subsidiary companies, Holgus Sixiang HaoHan Internet Technology Co.,Ltd. and Sixiang ZhiHui (HaiNan) Technology Co,. Ltd., and in March 2021, QY has set up a new subsidiary named ZhiHui QiYuan (HaiNan) Investment Co., Ltd. for general corporate purpose.

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

In January 2022, we have set up a new subsidiary company, Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. (“ZHZJ”) for general corporate purpose.

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

On April 7, 2022, Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) and its several wholly owned subsidiaries were set up in Zhejiang, PRC to provide information technology services.

On April 28, 2022, we have set up a new subsidiary company, Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”) for general corporate purpose.

On June 1, 2022, we through our wholly-owned subsidiary, WXZJ, entered into a series of contractual arrangements with Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. and its shareholders, thereby  in substance obtained control over all equity shares, risks and economic benefits of  Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd. The Company will commence its operations in Hangzhou after effecting the agreements under VIE contractual arrangement.

On May 23, 2022, we changed our address of principal place of business to RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, 311113, China.

On June 30, 2022, WXBJ incorporated a wholly owned subsidiary Sixiang Yingyue (Shanghai) Technology Co., Ltd. (“SXYY”), in Shanghai, PRC to provide information technology service.

In July 2022, LXZ was deregistered for general corporate purpose.

On December 31, 2022, SHWL and SH were sold to certain third parties for a nominal consideration because SHWL and SH have not commenced any operation since their incorporation.

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

Overview

We are a leading provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We have 154,192 active show broadcasters for the year ended December 31, 2022. We had over 300 million registered users by the end of December 31, 2022, increased from 267.0 million registered users for the year ended December 31, 2021. For the year ended December 31, 2022, the number of paying users was approximately 702,372, decreased 16.4% from 840,640 paying users in fiscal 2021. Before the BeeLive Acquisition, we operated primarily on three platforms (Showself Live Streaming, Lehai Live Streaming and Haixiu Live Streaming). Through the BeeLive Acquisition, we added two additional platforms (BeeLive Chinese (MiFeng) and BeeLive International) to our businesses. Through the Hongle Acquisition, we added one additional platform (Hongle.tv) to our businesses. All our platforms are using our own mobile applications, and have created a vibrant, interactive, and close community.

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

We have achieved significant growth since our inception. The number of registered users of the Company’s platforms at year end has increased from 170.7 million in 2018 to over 300 million in 2022. The platforms’ annual ARPPU was RMB 1,963 and RMB2,725 for the years ended December 31, 2021 and 2022, respectively.

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

Tap into the Next Phase of Explosive Industry Potential through M&A

Mergers & Acquisitions will be one of crucial strategies to expand our business swiftly, which support rapid execution of each element of our business growth. The targeted sectors include related high-tech companies, data analysis companies, live streaming companies (especially oversea targets), new media advertising companies, and beauty industry related companies. We have consummated the BeeLive Acquisition in 2020 and the Hongle Acquisition recently.

Our Platforms

We operate our live streaming communities through multiple platforms, each with our own mobile applications. After the recent successful acquisition of Beelive, we currently operate primarily six platforms: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming Chinese (MiFeng), BeeLive International, and Hongle Live Streaming. These platforms together make us the leading provider of mobile show live streaming.

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

Our Users

We have an active and well-structured user base. In 2014, we transformed ourselves from a social network platform to a show live streaming platform. Since then, we have experienced increased broadcasting competition and refined our operations. We have also accumulated a diversified user group through constant innovation and promotion. Throughout December 31, 2021 up to December 31, 2022, the number of registered users on our platforms have reached over 300 million.

We do not limit ourselves to acquiring users solely through self-growth fission or third-party marketing. Instead, we adopt the model of win-win game to achieve stable and mutually beneficial expansion of our user base. In 2022, the number of paying users for our platforms was 702,372 and their average revenue per paid user (ARPPU) for fiscal 2022 was RMB2,725.

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

Intellectual Property

We regard our software copyrights, domain names, trademarks and other intellectual property as critical to our success. As of April 18, 2023, we have registered 242 copyrights in China, 19 domain names, 10 patents for live streaming technology, and 104 trademarks including the Showself, Haixiu, and Lehai logos.

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

Legal Proceedings

In March 2022, Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), one of our PRC subsidiaries was sued in a litigation brought by certain individual (“WLT Litigation”) in Wuyuan County People’s Court, Inner Mongolia Autonomous Region, China. In the WLT Litigation, Weiliantong was named as a joint defendant together with a broadcaster of the Hongle.tv live streaming platform, which was operated by Weiliantong. In this case, one of the reliefs demanded by the plaintiff was a refund in the amount of RMB2,113,879 and accrued interest to the plaintiff. On November 25, 2022, in the judgment made by the first instance trial court, the court ruled in favor of the plaintiff and determined that Weiliantong should refund such amount of RMB2,113,879 and accrued interest to the plaintiff. Weiliantong subsequently appealed on December 9, 2022 in Bayannur City Intermediate People’s Court, Inner Mongolia Autonomous Region, China. Currently, this case is still in the process of the second instance trial.

Except for above mentioned WLT Litigation, we are currently not a party to any material legal or administrative proceedings. We have been and may become a party to a various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to contractual disputes. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

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

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 version) (the “Negative List”) promulgated jointly by the MOFCOM and the National Development and Reform Commission (the “NDRC”) on December 27, 2021, the Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the Negative List, are allowed to make investments in the industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties. The internet content service, internet audio-visual program services and online culture activities are subject to foreign investment restrictions/prohibitions set forth in the Negative List.

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

The Regulations for the Administration of Audio and Video Products, as released by the State Council in December 2001 and last amended in November 2020, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

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

Regulations Relating to Internet Infringement

On May 28, 2020 the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the Civil Law, which became effective on January 1, 2021. Under the Civil Law, an Internet user or an Internet service provider that infringes upon the civil rights or interests of others through using the Internet assumes tort liability. If an Internet user infringes upon the civil rights or interests of another through using the Internet, the person being infringed upon has the right to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations Relating to Internet Content and Information/Data Security

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

The Personal Information Protection Law of the People’s Republic of China (“PIPL”) was passed on August 20, 2021 and went into effect November 1, 2021. The PIPL generally covers all organizations operating in China processing personal information and applies to the activities of handling the personal information of natural persons within the borders of China. Moreover, PIPL will require compliance initiatives on the part of Chinese organizations and foreign companies operating in China. According the PIPL, Information handlers have several responsibilities, including adopting the certain measures to ensure personal information handling conforms to the provisions of laws and administrative regulations, and prevent unauthorized access as well as personal information leaks, distortion, or loss. The PIPL has several enforcement mechanisms, including warnings, orders to stop illegal activity, fines, and confiscation of unlawful income. Illegal acts may also be recorded in China’s Social Credit System. In addition, individuals can also sue handlers for violation of their rights.

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

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which employees working in the PRC who exercise share options will be subject to PRC individual income tax. our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if Scienjoy Inc. fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which include:

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

Regulations Relating to Anti-monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings. The Company shall be subject to filling in CSRC for its issuance of new securities in the same overseas public market or being listed in other public markets for its offerings. The Trial Measures and other relevant regulations or rules may be published by CSRC and other governmental authorities subsequently, if any, may also ask for high requirements or put restrictions and even prohibitions against the Company’s further financing and actions for issuance of new securities.

C.	Organizational Structure

We are a British Virgin Islands holding company and conduct our operations in the People’s Republic of China (the “PRC”) through contractual arrangements with the VIEs, including Zhihui Qiyuan and Sixiang Qiyuan and their subsidiaries, and through our WFOEs and the wholly owned subsidiaries of WFOEs. Through our Hong Kong subsidiary Scienjoy International Limited, we own a direct equity interest in our WFOEs, including WXBJ and WXZJ. WXBJ, Zhihui Qiyuan and Zhihui Qiyuan’s registered shareholders are parties to the VIE agreements, pursuant to which the profits of Zhihui Qiyuan and its subsidiaries, each such company formed under PRC Laws, are directly or indirectly payable to WXBJ. WXZJ, Sixiang Qiyuan and Sixiang Qiyuan’s registered shareholders are parties to the VIE agreements, pursuant to which the profits of Sixiang Qiyuan and its subsidiaries, each such company formed under PRC Laws, are directly or indirectly payable to WXZJ. Any failure by any of the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, would have a material adverse effect on our business. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram depicts our current organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationship between WXBJ, Zhihui Qiyuan, and the relationship between WXZJ and Sixiang Qiyuan is each governed by contractual arrangements and does not constitute equity ownership.

The Company’s current organizational structure and the VIEs’ current organizational structure are as follows:

Contractual Arrangements among WFOEs, the VIEs and the Shareholders of the VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. We are a company registered in the British Virgin Islands. To comply with PRC laws and regulations, we primarily conduct our business in China through (i) our PRC subsidiaries and (ii) the VIEs based on a series of contractual arrangements by and among the WFOEs, the VIEs and the shareholders of the VIEs. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIEs because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIEs are consolidated as part of our financial statements. The following is a summary of all the VIE arrangements that enable us to receive substantially all of the economic benefits from the VIEs’ operations and be the primary beneficiary of the VIEs for accounting purposes.

Contracts between the Company and the Zhihui Qiyuan VIEs

Exclusive Option Agreement.

Pursuant to the exclusive option agreement (including its amendment or supplementary agreements, if any) amongst WXBJ (our WFOE), Zhihui Qiyuan and the registered shareholders who collectively owned all of Zhihui Qiyuan, the registered shareholders irrevocably granted WXBJ or its designated party, an exclusive option to purchase all or part of the equity interests held by the registered shareholders in Zhihui Qiyuan, when and to the extent permitted under PRC law, at an amount equal to the lowest permissible purchase price as set by PRC law. Zhihui Qiyuan cannot declare any profit distributions, or create any encumbrances in any form without the prior written consent of WXBJ. The registered shareholders must remit in full any funds received from Zhihui Qiyuan to WXBJ, in the event any distributions are made by the VIE pursuant to any written consents of WXBJ.

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

Power of Attorney Agreements.

Each registered shareholders of Zhihui Qiyuan entered into a power of attorney agreement (including its amendment or supplementary agreements, if any) whereby such registered shareholders granted an irrevocable proxy of the voting rights underlying their respective equity interests in Zhihui Qiyuan to WXBJ, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to such registered shareholders by the PRC company law and Zhihui Qiyuan’s Article of Association. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each such shareholder remains as a shareholder of Zhihui Qiyuan.

Share Pledge Agreement.

Pursuant to the share pledge agreement (including its amendment or supplementary agreements, if any) among WXBJ, Zhihui Qiyuan and the registered shareholders of Zhihui Qiyuan, such registered shareholders have pledged all their equity interests in Zhihui Qiyuan to guarantee the respective performance of Zhihui Qiyuan and such shareholders obligations under the Exclusive Option Agreement, Exclusive Business Cooperation Agreement and Power of Attorney Agreement, as applicable.

If Zhihui Qiyuan or any of its shareholders breaches its contractual obligations under any of other VIE agreements, WXBJ, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The registered shareholders of Zhihui Qiyuan agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhihui Qiyuan without the prior written consent of WXBJ. The Share Pledge Agreement shall be continuously valid until all obligations under the VIE agreements have been fulfilled, or the VIE agreements are terminated, or the secured debts has been fully executed.

Contracts that enable us to receive substantially all of the economic benefits from the Zhihui Qiyuan VIEs

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement (including its amendment or supplementary agreements, if any) between WXBJ and Zhihui Qiyuan, WXBJ is to provide exclusive business support, technical and consulting services related to all technologies needed for its business in return for fees. The service fees may be adjusted by WXBJ based on the following factors:

●	complexity and difficulty of the services pursuant to the business cooperation agreement to Zhihui Qiyuan during the month (the “Monthly Services”);

●	the number of WXBJ’s employees who provided the Monthly Services and the qualifications of the employees;

●	the number of hours WXBJ’s employees spent to provide the Monthly Services;

●	nature and value of the Monthly Services;

●	market reference price; and

●	Zhihui Qiyuan’s operating conditions for the month.

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

Based on the foregoing VIE arrangements, which obligate WXBJ to absorb all of the risk of loss from their activities and enable WXBJ to receive all of their expected residual returns, the Company accounts for Zhihui Qiyuan as a VIE. Accordingly, the Company consolidates the accounts of Zhihui Qiyuan for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”) and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Contractual Arrangements among WXZJ, Sixiang Qiyuan, and the Shareholders of Sixiang Qiyuan.

Exclusive Option Agreement.

Pursuant to the exclusive option agreement (including any supplementary agreement thereto, if any) entered into by and among WXZJ, Sixiang Qiyuan and all the shareholders of Sixiang Qiyuan, the shareholders of Sixiang Qiyuan hereby irrevocably grant to WXZJ or its designee, to the extent permitted by the laws of the People’s Republic of China, the exclusive right to purchase all or part of the equity interest held by such shareholders at the lowest purchase price permitted by the laws of the People’s Republic of China. Without the written consent of WXZJ, Sixiang Qiyuan may not distribute any profits or create any encumbrance in any manner. If Sixiang Qiyuan makes the profit distribution with WXZJ’s written consent, Sixiang Qiyuan’s shareholders shall pay all of any funds received by them to WXZJ.

The term of the exclusive option agreement is twenty years and will be automatically renewed for one year. Upon the expiration of each renewed term, the exclusive option agreement will be automatically renewed for one year. In the meantime, WXZJ shall have the right to terminate the exclusive option agreement at any time by giving a three days’ prior notice.

Power of Attorney Agreements.

WXZJ has entered into a power of attorney agreement (the “Power of Attorney,” including any supplementary agreements, if any) with each shareholder of Sixiang Qiyuan, pursuant to which each such shareholder grants the proxy rights to WXZJ in connection with his equity interest in Sixiang Qiyuan, including, without limitation, all the shareholders’ beneficial rights and voting rights conferred by the Company Law of the People’s Republic of China and the Articles of Association of Sixiang Qiyuan. Each power of attorney agreement shall be irrevocable from the date of execution and shall continue to be valid until the relevant shareholder no longer holds Sixiang Qiyuan’s equity interest.

Share Pledge Agreement.

Pursuant to the share pledge contract (including any supplementary agreement thereto, if any) entered into by and among WXZJ, Sixiang Qiyuan and each of the shareholders of Sixiang Qiyuan, each shareholder of Sixiang Qiyuan has pledged all of Sixiang Qiyuan’s equity interest held by such shareholder to guarantee the respective performance of Sixiang Qiyuan and such shareholder under the exclusive option contract, the exclusive business cooperation agreement and the power of attorney agreement, as applicable.

If Sixiang Qiyuan or any of its shareholders breaches its contractual obligations under any VIE agreements, WXZJ, as the pledgee, will have certain rights, including the sale of the pledged equity interest. The shareholders agree that, without the prior written consent of WXZJ, they shall not transfer, sell, pledge, dispose of or in any other manner create any new encumbrance upon their equity interest in Sixiang Qiyuan. The share pledge agreement shall remain effective until all obligations under the VIE agreements have been performed, or the VIE agreements have been terminated, or all obligations under the VIE agreements have been fully performed.

Contracts that enable us to receive substantially all of the economic benefits from the Sixiang Qiyuan VIEs

Exclusive Business Cooperation Agreement

In accordance with the exclusive business cooperation agreement between WXZJ and Sixiang Qiyuan (including supplementary agreements thereto, if any), WXZJ will provide Sixiang Qiyuan with exclusive business support and all business-related technologies and consulting services in order to obtain the fees equal to the consolidated net income of Xiuli (Zhejiang) Culture Tech Co., Ltd., Leku (Zhejiang) Culture Tech Co., Ltd., Haifan (Zhejiang) Culture Tech Co., Ltd., Xiangfeng (Zhejiang) Culture Tech Co., Ltd. and Hongren (Zhejiang) Culture Tech Co., Ltd. after deducting losses of the previous year (if any). WXZJ may adjust the service fees according to the following factors:

●	Quarterly based on the complexity and difficulty of the services provided pursuant to the exclusive business cooperation agreement during such quarter (“Quarterly Services”);

●	the number of WXZJ’s employees who provided the Quarterly Services and the qualifications of these employees;

●	The number of hours WXZJ’s employees spent to provide the Quarterly Services;

●	The nature and value of the Quarterly Services;

●	market reference price; and

●	Sixiang Qiyuan’s operating conditions.

The term of the exclusive business cooperation agreement is twenty years and is automatically renewable for one year. Upon the expiration of each renewal term, the agreement can be automatically renewed for one year. In addition, WXZJ shall have the right to terminate this agreement at any time by giving a three-day notice on the termination of this Agreement.

We have been advised by Beijing Feng Yu Law Firm (北京锋昱律师事务所) (“Feng Yu Law Firm”), our PRC legal counsel:

●	based on its understanding of the relevant laws and regulations, is of the opinion that, subject to the judicial interpretations of the PRC laws or legislative interpretation of the PRC laws by PRC government authority, each of the VIE contracts among WXBJ, Zhihui Qiyuan and its registered shareholders is valid, binding and enforceable in accordance with its terms and does not violate current effective applicable PRC Laws.

●	based on its understanding of the relevant laws and regulations, is of the opinion that, subject to the judicial interpretations of the PRC laws or legislative interpretation of the PRC laws by PRC government authority, each of the VIE contracts among WXZJ, Sixiang Qiyuan and its registered shareholders is valid, binding and enforceable in accordance with its terms and does not violate current effective applicable PRC Laws.

However, our PRC legal counsel has advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government finds that the agreements that establish the structure for operating our Internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we and the VIEs engage in, we and the VIEs could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Factors Related to Our Corporate Structure.” See “Risk Factors—Risk Factors Related to Doing Business in China.”

D.	Property, Plants and Equipment

Our principal executive offices are located at RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, 311113, China, where we lease approximately 6,764 square meters of office space as of the date of this report. We and our subsidiaries also lease an additional approximately 2,600 square meters of office space in Beijing and Xinjiang Uyghur Autonomous Region, P.R. China.

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

Overview

We were originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy Inc. As a result of the business combination, we became the holding company of Scienjoy Inc. and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 320.2 million registered users by the end of December 31, 2022, increased from 267.1 million registered users for the year ended December 31, 2021.

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

On April 7, 2022, Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) and its several wholly owned subsidiaries were established in Zhejiang, PRC to provide information technology service. QYHZ is controlled through contractual agreement in lieu of direct equity ownership by WXZJ.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread. Our Beijing and Hangzhou office did not work at full capacity for approximately two months when these restrictive measures are in force, which negatively affected our operational and financial results. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

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

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different contents and games to attract more users to pay for our services and to pay more money per user as well. Therefore quality broadcasters and interesting contents are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are very cautious in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved ARPPU and paying ratio of Scienjoy Inc.

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

Summary Consolidated Statements of Income

	For the years ended December 31,
	2020	2021	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Total revenue	1,222,183	1,669,358	1,953,257	283,196
Cost of revenues	(959,939)	(1,364,902)	(1,670,068)	(242,137)
Gross profit	262,244	304,456	283,189	41,059
Sales and marketing expenses	(10,121)	(4,807)	(2,127)	(308)
General and administrative expenses	(33,889)	(65,233)	(61,005)	(8,845)
Research and development expenses	(31,780)	(70,039)	(67,538)	(9,792)
(Provision for) recovery of doubtful accounts	8,253	1,592	(2,739)	(397)
Income from operations	194,707	165,969	149,780	21,717
Interest income, net	2,960	3,962	2,506	363
Other income (loss), net	(4,702)	(90)	11,443	1,659
Foreign exchange gain (loss), net	703	105	(1,493)	(216)
Change in fair value of warrant liabilities	3,904	16,421	10,776	1,562
Change in fair value of contingent consideration	(14,068)	(33,584)	13,071	1,895
Change in fair value of investment in marketable security	-	25,831	1,760	255
Investment income (loss)	-	(2,998)	25,449	3,690
Income before income taxes	183,504	175,616	213,292	30,925
Income tax expenses	(7,404)	(5,604)	(18,067)	(2,619)
Net income	176,100	170,012	195,225	28,306
Less: net income attributable to noncontrolling interest	-	-	1,892	274
Net income attributable to the Company’s shareholders	176,100	170,012	193,333	28,032

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the years ended December 31, 2020, 2021 and 2022, revenue from consumable virtual items represented over 97% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	1,886,179	273,470
Live streaming - time based virtual item revenue	29,596	32,905	27,683	4,014
Technical services	5,156	19,397	39,395	5,712
Total revenue	1,222,183	1,669,358	1,953,257	283,196

As of December 31, 2022, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the years indicated:

	For the years ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Showself	549,763	595,004	521,155	75,561
Lehai	180,112	242,910	241,851	35,065
Haixiu	321,468	326,661	317,953	46,099
Beelive	165,684	485,386	545,296	79,060
Hongle	-	-	287,607	41,699
Technical services and others	5,156	19,397	39,395	5,712
TOTAL	1,222,183	1,669,358	1,953,257	283,196

The total number of paying users at Showself Live, Lehai Live, Haixiu Live , Beelive Live and Hongle Live for the years indicated is as following:

	For the year ended December 31,
	2020	2021	2022
Showself	391,258	329,127	239,691
Lehai	132,477	189,653	158,034
Haixiu	319,403	188,039	133,147
Beelive	61,430	133,821	93,027
Hongle	-	-	78,473
TOTAL	904,568	840,640	702,372

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live is as following (amounts in RMB):

	For the year ended December 31,
	2020	2021	2022	2022
In RMB and USD	RMB	RMB	RMB	USD
Showself	1,405	1,808	2,174	315
Lehai	1,360	1,281	1,530	222
Haixiu	1,006	1,737	2,388	346
Beelive	2,697	3,627	5,862	850
Hongle	-	-	3,665	531
Overall average	1,345	1,963	2,725	395

Among five brands of live streaming platforms, Showself Live streaming contributed at least 34% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the years ended December 31, 2020, 2021 and 2022 was RMB 1,345, RMB 1,963 and RMB 2,725, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the year ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Revenue sharing fees	(828,874)	(1,179,935)	(1,521,100)	(220,538)
User acquisition costs	(87,064)	(120,196)	(98,568)	(14,291)
Bandwidth related costs	(6,586)	(9,802)	(13,281)	(1,926)
Others	(37,415)	(54,969)	(37,119)	(5,382)
TOTAL	(959,939)	(1,364,902)	(1,670,068)	(242,137)

Revenue sharing fees and content cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription based privileges. Revenue sharing fees were 68%, 71% and 78% of revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As we need to attract more talented broadcasters and offer more content to users, we adjusted our revenue sharing policy and provided broadcasters with higher revenue sharing percentage to attract more talented broadcasters. As a result, the revenue sharing fees increased by 42% in fiscal 2021 compared to fiscal 2020 and increased by 29% in fiscal 2022 compared to fiscal 2021. We expect our sharing fees and content cost for live streaming revenue to increase in line with the growth of our live streaming operations.

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

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the years ended December 31, 2020, 2021 and 2022 other cost represented approximately 2% to 3% of related total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for doubtful accounts.

	For the year ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Sales and marketing expenses	(10,121)	(4,807)	(2,127)	(308)
General and administrative expenses	(33,889)	(65,233)	(61,005)	(8,845)
Research and development expenses	(31,780)	(70,039)	(67,538)	(9,792)
Recovery of (Provision for) doubtful accounts	8,253	1,592	(2,739)	(397)

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

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue: Total revenues increased by RMB283.9 million, or 17%, from RMB1,669.4 million for the year ended December 31, 2021 to RMB1,953.3 million for the year ended December 31, 2022. This increase was driven by more quality content provided through our integrated multiple live streaming platforms including Hongle platform we acquired in January 2022. For the year ended December 31, 2022, the number of paying user was 702,372, decreased from 840,640 paying user for the year ended December 31, 2021. Our average ARPPU increased by 39%, from RMB1,963 for the year ended December 31, 2021 to RMB 2,725 for the for the year ended December 31, 2022.

Cost of revenues: Our cost of revenues increased by 22%, from RMB1,364.9 million for the year ended December 31, 2021 to RMB1,670.1 million for the year ended December 31, 2022. The increase was primarily attributable to a 29%, or RMB341.2 million, year-over-year increase in the Company’s revenue sharing fees and content costs. We have to increase sharing fee ratio in the growth and competitive landscape of China’s mobile live streaming market.

Gross profit: Our gross profit for the year ended December 31, 2022 decreased by 7% to RMB283.2 million from RMB304.5 million for the year ended December 31, 2021. Gross margin for the years ended December 31, 2022 and 2021 was 14% and 18%. As we continued to increase the revenue sharing fee ratio, it decreased the gross margin in short run but will attract more high-quality broadcasters and enhance the quality of our content offerings.

Total operating expenses: Total operating expenses for the year ended December 31, 2022 decreased by 4% to RMB133.4 million from RMB138.5 million for the year ended December 31, 2021.

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 56%, from RMB4.8 million for the year ended December 31, 2021 to RMB2.1 million for the year ended December 31, 2022. This decrease was mainly due to fewer promotional activities.

●	General and administrative expenses: Our general and administrative expenses decreased by 6%, from RMB65.2 million for the year ended December 31, 2021 to RMB61.0 million for the year ended December 31, 2022. The decrease was primarily due to a decrease of RMB9.5 million in share base compensations, partially offset by more consulting and professional fees due to the expansion of the Company and amortization of intangible asset.

●	Research and development expenses: Our research and development expenses decreased from RMB70.0 million for the year ended December 31, 2021 to RMB67.5 million for the year ended December 31, 2022 due to a decrease of RMB13.9 million in share base compensations, partially offset by higher employee salary and welfare as a result of increased R&D headcounts.

●	Recovery of (provision for) doubtful accounts: Our provision for doubtful accounts for the year ended December 31 2022 was RMB2.7 million as compared to a recovery of doubtful accounts of RMB1.6 million for the year ended December 30, 2021, due to slowly collection.

 Change in fair value of contingent consideration: The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020, acquisition of BeeLive on August 10, 2020 and acquisition of Hongle on January 1, 2022, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. For the year ended December 31, 2022, the change in fair value of contingent consideration was RMB13.1 million as compared to RMB33.6 million for the year ended December 31, 2021.

Change in fair value of warrant liabilities: The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. For the year ended December 31, 2022, the change in fair value of warrant liabilities was RMB10.8 million as compared to RMB16.4 million for the year ended December 31, 2021.

Change in fair value of investment in marketable security: In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. Change in fair value of investment in marketable security for the year ended December 31, 2022 was RMB1.8 million as compared to RMB25.8 million for the year ended December 31, 2021.

Investment income (loss): On October 9, 2021, the Company signed an investment agreement to invest up to RMB150,000 into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. For the year ended December 31, 2022, the Company recorded shares of income of RMB25.4 million as compared to shares of loss of RMB3.0 million for the year ended December 31, 2021.

Net income: As a result of the foregoing, net income increased by 15%, from RMB170.0 million for the year ended December 31, 2021 to RMB195.2 million for the year ended December 31, 2022

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

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

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 53%, from RMB10.1 million for the year ended December 31, 2020 to RMB4.8 million for the year ended December 31, 2021. This decrease was mainly due to the additional promotional activities that we executed in fiscal 2020 following an uptick in online user traffic as more online users spent an increased amount of time at home watching our live streaming content during the COVID-19 outbreak.

●	General and administrative expenses: Our general and administrative expenses increased by 92%, from RMB33.9 million for the year ended December 31, 2020 to RMB65.2 million for the year ended December 31, 2021. The increase was primarily because we had a share based compensation of RMB12.0 million and higher employee salary and welfare and amortization of intangible assets as compared to fiscal year 2020.

●	Research and development expenses: Our research and development expenses increased from RMB31.8 million in 2020 to RMB70.0 million in 2021 due to increased R&D headcounts and the Company had share based compensation of RMB13.9 million for the year ended December 31, 2021.

●	Recovery of doubtful accounts: Our recovery of doubtful accounts for the year ended December 31 2021 was RMB1.6 million as compared to a recovery of doubtful accounts of RMB8.3 million for the year ended December 30, 2020.

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

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU became effective for the Company’s annual and interim periods starting from January 1, 2021, and early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

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

As of December 31, 2021 and 2022, RMB238,792 and RMB172,514, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short term investments as of December 31, 2021 and 2022.

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

The following table presents the summary of the Company’s cash flow data.

	For the year ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB	RMB	RMB	RMB	USD
Net cash provided by operating activities	155,441	116,301	57,551	8,346
Net cash used in investing activities	(40,934)	(115,124)	(113,246)	(16,420)
Net cash provided by (used in) financing activities	(23,332)	15,284	(11,482)	(1,665)
Effect of foreign exchange rate changes on cash	(3,758)	(282)	1,522	220
Net increase in cash and cash equivalents	87,417	16,179	(65,655)	(9,519)
Cash and cash equivalents at beginning of the year	137,351	224,768	240,947	34,934
Cash and cash equivalents at end of the year	224,768	240,947	175,292	25,415

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB57.6 million for the year ended December 31, 2022. The difference between the net cash provided by operating activities and net income of RMB195.2 million was primarily attributable to non-cash adjustment of RMB23.3 million, an increase in accounts payable of RMB25.5 million due to slower payment to suppliers and an increase in deferred revenue of RMB22.4 million, partially offset by a decrease of RMB22.0 million in prepaid expense and other current assets and an increase of RMB14.1 million in accrued expenses and other payables.

Net cash provided by operating activities was RMB116.3 million for the year ended December 31, 2021. The difference between the net cash provided by operating activities and net income of RMB170.0 million was primarily attributable to non-cash adjustment of RMB 29.7 million, an increase in account payable of RMB18.7 million due to slower payment to suppliers in 2021 and a decrease of RMB23.5 million in accounts receivable, partially offset by an increase in prepaid expenses and other current assets of RMB151.6 million, mainly due to advance to Beijing Weiliantong Technology Co., Ltd of RMB86.2 million and investment disposal receivable RMB30.0 million in in Tianjing Yieryi Technology Co., Ltd.

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

Net cash used in investing activities amounted to RMB113.2 million for the year ended December 31, 2022, primarily due to RMB107.0 million paid for long term investment and RMB4.1 million net cash paid for acquisition of Weiliantong and acquisition of Chuangda Huizhi.

Net cash used in investing activities amounted to RMB115.1million for the year ended December 31, 2021, primarily due to RMB113.7 million paid for long term investment and RMB1.4 million purchase of equipment.

Net cash used in investing activities amounted to RMB40.9 million for the year ended December 31, 2020, primarily due to RMB50 million paid for Beelive acquisition and RMB1.1 million purchase of equipment, offset by the cash acquired from acquisition of RMB10.2 million.

Financing Activities

Net cash used in financing activities amounted to RMB11.5 million for the year ended December 31, 2021, primarily due to net proceeds of RMB 16.5 million paid for treasure stocks, offset by RMB5.0 million proceed from bank loan.

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

Capital Expenditures.

For the years ended December 31, 2020, 2021 and 2022, the Company’s capital expenditure amounted to RMB1.1 million, RMB1.4 million and RMB2.2 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

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

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	1,886,179	273,470
Live streaming - time based virtual item revenue	29,596	32,905	27,683	4,014
Technical services and others	5,156	19,397	39,395	5,712
Total revenue	1,222,183	1,669,358	1,953,257	283,196

As of December 31, 2022, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Showself	549,763	595,004	521,155	75,561
Lehai	180,112	242,910	241,851	35,065
Haixiu	321,468	326,661	317,953	46,099
Beelive	165,684	485,386	545,296	79,060
Hongle	-	-	287,607	41,699
Technical services and others	5,156	19,397	39,395	5,712
TOTAL	1,222,183	1,669,358	1,953,257	283,196

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2020, 2021 and 2022.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2022, the Company determined it was unlikely that its reporting unit fair value was less than its carrying value and no quantitative assessment was required.

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

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2022:

	As of December 31, 2021
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial assets:
Investment in marketable equity security	¥38,789	-	-	¥38,789

Financial liabilities:
Earn-out liability from BeeLive acquisition	-	-	10,638	10,638
Warrants liability			10,324	10,324
Total	¥-	¥-	¥20,962	¥20,962

	As of December 31, 2022
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial assets:
Investment in marketable equity security	¥40,548			¥40,548

Financial liabilities:
Earn-out liability from BeeLive acquisition	¥-	¥-	¥-	¥-
Earn-out liability from Weiliantong acquisition	-	-	4,336	4,336
Warrant liability			166	166
Total	¥-	¥-	¥4,502	¥4,502

Contingent consideration – earn-out liability

(i)	Earn-out liability from SPAC transaction

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

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from May 8, 2020 to December 31, 2021 in in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	May 7, 2020	December 31, 2020	December 31, 2021
Risk-free interest rate	0.14%	0.10%	0.38%
Share price	$8.92	$8.66	$5.68
Probability	20% – 50%	10%	20%–50%

(ii)	Earn-out liability from BeeLive acquisition

In connection with the acquisition of Beelive (Note 4), the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB 336.6 million in Year 2020,the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021 (“Beelive Earn-out Target 2021”), the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022 (“Beelive Earn-out Target 2022”), the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from the acquisition date to December 31, 2022 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	August 10, 2020	December 31, 2020	December 31, 2021	December 31, 2022
Risk-free interest rate	0.12 - 0.14%	0.11%- 0.13%	0.38%	4.73%
Share price	$6.2	$8.66	$5.68	$1.97
Probability	20% - 50%	20% - 50%	20% - 50%	20%-50%

(iii)	Earn-out liability from Weiliantong acquisition

In connection with the acquisition of Weiliantong (Note 4), the previous shareholders of Weiliantong may be entitled to receive earnout shares as follows: (i) if the Weiliantong Company’s total annual revenue is no less than RMB280,000 in 2022, the previous shareholder will be entitled to received additional 10% of consideration( Class A ordinary shares) (“Weiliantong Earn-out Target 2022”); (ii) if Weiliantong total annual revenue is no less than RMB 360,000 in Year 2023, the previous shareholder will be entitled to received additional 10% of consideration (Class A ordinary shares); If the total annual revenue of Weiliantong Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the Weiliantong acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used are as follows:

	January 1, 2022	December 31, 2022
Risk-free interest rate	0.39-0.73%	4.73%
Share price	$5.13	$1.97
Probability	20% - 50%	20% - 50%

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2021 and 2022. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. As of December 31, 2021, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share, which was fully issued on June 8, 2022.

As of December 31, 2022, Beelive has achieved 93.87% of the Beelive Earn-out Target 2022 and Weiliantong has achieved 100% of Weiliantong Earn-out Target 2022. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB13,106 as shares to be issued in the equity of the Company. As of December 31, 2022, there was 995,118 earn-out shares required to be issued and the Company included it in the calculation of earnings per share. Upon issuance of this report, a total of 507,804 (540,960 * 93.87%) has been issued to Cosmic Soar, the previous shareholder of Beelieve and a total of 487,314 share has been issue to Wolter Global, the previous shareholder of Weiliantong.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020, 2021 and 2022. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020, 2021 and 2022:

Balance
Balance at January 1, 2020	¥-
Contingent consideration resulting from SPAC Transaction	266,828
Contingent consideration resulting from BeeLive acquisition	39,755
Fair value change	14,068
Exchange difference	(13,252)
Reclassification to shares to be issued	(200,100)
Balance at December 31, 2020	¥107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	¥10,638
Contingent consideration resulting from Weiliantong acquisition	19,875
Fair value change	(13,071)
Reclassification to shares to be issued	(13,106)
Balance at December 31, 2022	¥4,336
Less: Contingent consideration – earn-out liability – non-current portion	-
Contingent consideration – earn-out liability –current portion	¥4,336

The aggregated contingent considerations for the earn-out liabilities were approximate RMB10.6 million and RMB4.3 million as of December 31, 2021 and 2022, respectively. The balance of contingent consideration for the earn-out liabilities are classified as current liability due to short term nature.

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

	May 7, 2020	December 31, 2020	December 31, 2021	December 31, 2022
Risk-free interest rate	0.23%	0.18%	0.75%	4.70%
Share price	$8.92	$8.66	$5.68	$1.97
Volatility	37%	38%	53%	68%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance at January 1, 2020	¥-
Warrant liabilities resulting from SPAC Transaction	36,121
Fair value change	(3,904)
Exchange difference	(2,659)
Balance as of December 31, 2020	¥29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	¥10,324
Fair value change	(10,776)
Exchange difference	618
Balance as of December 31, 2022	¥166

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2021 and 2022. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information of our senior management and directors, and their ages as of the date of this report.

Names	Age	Position
Xiaowu He	47	Director, Chief Executive Officer, and Chairman of the Board
Bo Wan	47	Director, Chief Operating Officer
Denny Tang	53	Chief Financial Officer
Yongsheng Liu	53	Director, Vice Chairman of the Board
Hucheng Zhou	43	Independent Director
Huifeng Chang	57	Independent Director
Jian Sun	41	Independent Director
Yibing Liu	50	Independent Director

Xiaowu He. Mr. He has been our Chief Executive Officer, Director and Chairman of the Board since May 2020. He is one of the three co-founders of Scienjoy Inc. and has served as the chief executive officer of Scienjoy Inc. since October 2011. Mr. He has been mainly responsible for Scienjoy ’s overall business, including business strategies, company operations and financings. Mr. He has also been the 100% shareholder and director of Enmoli Inc. since December 2018 and the 100% shareholder and director of Heshine Holdings Limited, which is one of the two shareholders of Lavacano, since January 2019. Prior to founding Scienjoy Inc. in 2011, between 2008 and 2011, Mr. He served as the East Asia Regional Director of Business Development of Tyco International, a Fortune 500 Company, where he was responsible for commercial cooperation and development of the entire Sensormatic product line in East Asia. From 2006 to 2007, Mr. He worked at NCR/Teradata Toronto, Canada and provided technical and customer support for its DCM program. From 2004 to 2006, Mr. He was a manager at M&L Export and Import Company in Toronto, Canada. Prior to working in Canada, Mr. He worked in Fujian, China, and assumed various positions in UTStarcom, Shida System Integration Company, and Fujian Posts and Telecommunications. Mr. He received his MBA degree from the University of New Brunswick. We believe that Mr. He’s qualifications to sit on the board include his deep understanding of our business model and strong leadership in the capacity of an executive and a director, along with his expertise in strategic planning, corporate financing and business development, and extensive experience in the information technology industry.

Bo Wan. Mr. Wan has been our Chief Operating Officer and Director since May 2020. He is one of the three Co-founders of Scienjoy Inc. and has served as the chief operating officer of Scienjoy Inc. since October 2011. Mr. Wan has been mainly responsible for Scienjoy ’s business operation, marketing and human resources. Mr. Wan has also been the 100% shareholder and director of WBY Holdings Limited since December 2019. Prior to founding Scienjoy Inc., Mr. Wan managed a team of over thirty people in the software department at NCR/Teradata in Beijing, China, a global leading company in financial products, data warehouse, and IT service from 2006 to 2012. He took the lead in designing and developing multiple BI products, the company’s first cloud-based solution and other programs. From 2001 to 2006, Mr. Wan assumed various positions including project director, project manager, senior pre-sale/post-sale consultant at NCR in Toronto, Canada. Mr. Wan also served as Huawei’s senior test development engineer in Beijing between 2000 and 2001 and worked as a project manager and software engineer at China Unicom in Tianjin between 1997 and 2000. Mr. Wan received his MBA degree from Lawrence Technological University. We believe that Mr. Wan is qualified to sit on the board due to his in-depth knowledge of Scienjoy Inc., outstanding company management skills, and years of experience in supply chain, data analysis, customer development and human resources in the information technology, Internet and Mobile Internet industry.

Denny Tang. Mr. Tang has been our Chief Financial Officer since May 2020. Mr. Tang has extensive experience working in a multi-cultural and complex matrix reporting hierarchy and has served as the chief financial officer of Scienjoy Inc. since February 2020. From 2007 to 2017, Mr. Tang served as the Group Finance Director at Ogilvy Beijing, a 4A agency that offers a broad range of marketing communication service. While at Ogilvy Beijing, Mr. Tang led 4 directors and set up direct procurement function that is first in kind in the PRC advertising industry. He also assumed board of directorship in more than 20 subsidiaries and was the point of contact of JV partners. From 1999 to 2007, Mr. Tang was the business planning & developing manager (head of finance) at PCCW-NOW TV, where he was in charge of the whole finance of a pay TV operator. From 1996 to 1999, Mr. Tang worked as the business development manager at New World Infrastructure, where he participated in due diligence, project finance pre & post acquisition and assisted in IPO listing of China.com, the first PRC internet company listed in the U.S. From 1992 to 1994, Mr. Tang was a senior associate at KPMG’s Beijing office and involved in advisory and reconstruction projects of pre-listing of A/B shares of PRC state owned enterprise. Mr. Tang graduated from Hong Kong Polytechnic University with Honors in Accountancy and earned his MBA degree from the Chinese University of Hong Kong while gaining exchange experience at Columbia Business School. We believe that Mr. Tang is qualified to serve as the Chief Financial Officer because he has extensive experience in accounting, finance, and business management at leading companies in the media and internet industry.

Yongsheng Liu. Mr. Liu was our Chief Executive Officer and Chairman of our Board since our inception through the closing of the Business Combination and is currently a Director and Vice Chairman of the Board. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate M&A transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Since August 2020, Mr. Liu has been chief executive officer and chairman of the board of Goldenbridge Acquisition Limited. From March 2017 to April 2018, Mr. Liu served as Chairman and CEO of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2003 and his bachelor’s degree from Civil Aviation University of China in 1992.We believe that Mr. Liu is qualified to sit on our board due to his many years of public company management and director experience, along with his expertise in strategic planning, corporate financing and business development.

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

Jian Sun. Mr. Sun has served as an Independent Director of our Board since May 2020. He has extensive experience in the accounting field, both in academia and in practice. Mr. Sun is a Certified Public Accountant and has published articles in the field of accounting, business finance, and corporate governance. He has served as an independent director at Beijing CTID Industry Operation & Management Co., Ltd. and at Innovita Biological Technology Co., Ltd. Since 2017, Mr. Sun has been a professor in the School of Accountancy at Central University of Finance and Economics in China (the “CUFE”). Since September 2016, he has also served as the vice dean at the CUFE. From 2009 to 2017, Mr. Sun taught at the CUFE, first as an assistant professor and then as an associate professor. Since 2017, he has served as an independent director at Founder Financing Services Company Limited and at Huadian Energy Company Limited. From 2015 to 2018, he served as an independent director at Panda Financial Company Limited. He also holds part-time academic positions at the Accounting Information Committee of Accounting Society of China and Accounting Information Standardization Committee of the China Ministry of Finance. Mr. Sun earned his bachelor’s degree and master’s degree in accounting from Southeast University’s Economic and Management School in 2003 and 2006, respectively. He obtained his Ph.D. in accounting from Renmin University in 2009. From 2015 to 2016, he was a visiting scholar at Eli Broad Business School, Michigan State University. We believe Mr. Sun is qualified to serve as an independent director because he has a deep understanding of accounting and has also served as an independent director at various companies before.

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

Voting Agreement

Upon the closing the Business Combination, we, Oriental Holdings Limited (the “Sponsor”), Lavacano and WBY entered into a six-year Voting Agreement, which, among others, provides (i) Lavacano and WBY have the right to designate (A) 2 directors before the third anniversary of the closing date and 3 directors thereafter and (B) 3 independent directors throughout the six-year term, and (ii) Sponsor has the right to designate (A) 1 director until the third anniversary of the closing date and (B) 1 independent director throughout the six-year term. The parties to the Voting Agreement agreed to vote in favor of election of the foregoing designees. For additional information about such arrangement, please see “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transactions.”

B.	Compensation of Directors and Executive Officers

Executive Officers Compensation of Scienjoy Inc. for the Last Full Financial Year

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB1.9 million (US$0.3 million) in cash to our directors and executive officers, and we paid an aggregate of RMB1.4 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Equity Incentive Plan.”

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, for the purpose of to providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of Class A ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. Late in 2022, the Company repurchased 794,120 restricted shares units. As of the date of this report, a total of 2,115,283 restricted share units has been granted under 2021 Plan.

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

We had 285 employees as of December 31, 2021 and 277 employees as of December 31, 2022. As of December 31, 2021 and as of December 31, 2022, all of our employees were located in China. The following table sets forth a breakdown of our employees by function as of December 31, 2021 and as of December 31, 2022.

	As of December 31, 2022		As of December 31, 2021
	Number	%	Number	%
Functions:
General Operations	75	27.1%	76	26.7%
Research and Development	111	40.1%	99	34.7%
Sales and Marketing	14	5.1%	21	7.4%
Legal and Internal Audit	4	1.4%	1	0.4%
General Administration	40	14.4%	46	16.1%
Product	33	11.9%	42	14.7%
Total number of employees	277	100%	285	100%

E.	Share Ownership

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

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

The percentages in the table are based on 37,679,786 shares of Class A ordinary shares and 2,925,058 shares of Class B ordinary shares and 6,023,700 warrants outstanding as of April 18, 2023, assuming none of the warrants have been exercised. In calculating this percentage for a particular holder, we treated as outstanding the number of our Class A ordinary shares issuable upon exercise of that particular holder’s warrants and did not assume exercise of any other holder’s warrants.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares		Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis		% of Beneficial Ownership	% of Aggregate Voting Power
	Number		Number	Number		%	%
Director and Executive Officers: (1)
Xiaowu He (2)	5,032,208		2,925,058	7,957,266		19.60%	51.22%
Bo Wan (3)	1,968,308		-	1,968,308		4.85%	2.94%
Yongsheng Liu		*	-		*	*	*
Hucheng Zhou	-		-	-		-	-
Huifeng Chang		*	-		*	*	*
Jian Sun		*	-		*	*	*
Yibing Liu		*	-		*	*	*
Denny Tang	-		-	-		-	-
All Directors and Executive Officers as a Group (8 individuals)	7,238,616		2,925,058	10,163,674		25.03%	54.52%
Principal Shareholders:
Wolter Global Investment Limited (4)**	4,269,114		-	4,269,114		10.51%	6.38%
WBY Entertainment Holdings Ltd. (3) (5)**	1,968,308		-	1,968,308		4.85%	2.94%
Heshine Holdings Limited (2)**	5,032,208		2,925,058	7,957,266		19.60%	51.22%
Tongfang Stable Fund (6)**	12,113,334		-	12,113,334		29.83%	18.10%

*	Less than 1%

**	The share numbers of each of these shareholders are based on the most recent Schedule 13D filed by such shareholder.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation RM1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, P.R. China.

(2)	Mr. Xiaowu He owns 100% equity interest in Heshine Holdings Limited. He has the sole voting and dispositive power over the securities held by Heshine Holdings Limited.

(3)	Mr. Bo Wan has sole voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(4)	The address of Wolter Global Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island.

(5)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	The address of Tongfang Stable Fund is Unit 2102-3, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.

As of April 18, 2023, 20,173,839 of our Class A Ordinary Shares are held by record holders in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

Insider Shares

In July 2018, the Company issued an aggregate of 1,150,000 founder shares to the shareholders immediately prior to the date of certain S-1 registration statement filed by Wealthbridge Acquisition Limited in 2019 (the “Initial Shareholders”) for an aggregate purchase price of $25,100 in cash. On October 15, 2018, the Company effected a 5 for 4 stock split of its Class A ordinary shares, resulting in 1,437,500 founder shares outstanding. All share and per-share amounts have been retroactively restated to reflect the stock split. The founder shares included an aggregate of up to 187,500 shares subject to forfeiture by the Initial Shareholders to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Shareholders did not purchase any Public Shares in the IPO and excluding the Private Units and underlying securities). In connection with the underwriters’ exercise of the over-allotment option in full on February 20, 2019, 187,500 founder shares are no longer subject to forfeiture.

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

Additional Earn-out Shares for Cosmic Soar Limited

Pursuant to the earn-out provisions of the BeeLive Acquisition Agreement, so long as the prior core management members of BeeLive group have complied with the employment agreement that he or she has entered into with BeeLive group and no material changes have occurred, (i) if the BeeLive group’s total annual revenue is no less than RMB 336.6 million in Year 2020, Cosmic Soar Limited will be entitled to received additional 540,960 Class A Ordinary Shares; (ii) if the BeeLive group’ total annual revenue is no less than RMB 460.6 million in Year 2021, Cosmic Soar Limited will be entitled to received additional 540,960 Class A Ordinary Shares; and (iii) if the BeeLive group’ total annual revenue is no less than RMB 580.9 million in Year 2022, Cosmic Soar Limited will be entitled to received additional 540,960 Class A Ordinary Shares. If the total annual revenue of BeeLive group in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, Cosmic Solar Limited will be entitled to a reduced number of the earn-out shares. BeeLive group’s total annual revenue has achieved more than RMB 336.6 million for Year 2020, therefore the Company has issued 540,960 Class A Ordinary Shares to Cosmic Soar Limited on March 25, 2021. BeeLive group’s total annual revenue has achieved more than RMB 460.0 million for Year 2021, therefore, the Company was approved to subsequently issue the 540,960 earnout shares in 2022. Since BeeLive group’s total annual revenue only reached more than 80% of the target revenue in 2022 but less than 100% of the target revenue in 2022, the Company was approved to issue 507,804 shares in 2023.

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

Additional Earn-Out Shares for Wolter Global

Pursuant to the earn-out provisions of the Equity Acquisition Framework Agreement, so long as the prior core management members of Golden Shield and/or Weiliantong group have complied with the employment agreement that he or she has entered into with Golden Shield and/or Weiliantong group and no material changes have occurred, (i) if the Golden Shield and/or Weiliantong group’s total annual revenue is no less than RMB 280 million in Year 2022, Wolter Global will be entitled to received additional 487,314 Class A Ordinary Shares; and (ii) if the Golden Shield and/or Weiliantong group’ total annual revenue is no less than RMB 360 million in Year 2023, Wolter Global will be entitled to received additional 487,314 Class A Ordinary Shares. If the total annual revenue of Golden Shield and/or Weiliantong group in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, Wolter Global will be entitled to a reduced number of the earn-out shares. Golden Shield and/or Weliantong group’s total annual revenue achieved more than RMB 280 million for Year 2022, therefore, the Company was approved to issue the 487,314 earnout shares in 2023.

Contractual Arrangements with VIEs and the Shareholders of the VIEs

Please see “Item 4. Information on the Company—A. History and Development of the Company, and Item 4. Information on the Company—Organizational Structure.”

Other Transactions with Related Parties

The principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders

Beijing Junwei Technology Co., Ltd.	Controlling shareholder of SG and HX

Beijing WanPu Century Technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO
Chengdu Brightfututure Education Technology Co., Ltd	Controlled by a direct relative of CEO

Purchases from related parties

For the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:

		For the years ended December 31,
		2020	2021	2022	2022
(All amounts in thousands)		RMB	RMB	RMB	USD
Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	2,106	531	-	-
ENMOLI INC	Interest expense	-	480	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	-	462	-	-

Balances with related parties

As of December 31, 2021 and 2022, the amounts due from/to related parties are as follows:

	2021	2022	2022
(All amounts in thousands)	RMB	RMB	USD
Amount due from related parties
Lavacano Holdings Limited	7	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership) . (1)	1,052	1,052	153
Chengdu Brightfututure Education Technology Co.,Ltd	-	63	9
Total	1,059	1,115	162

1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022. The loan was collected on March 16, 2023 subsequently.

On January 5, 2021, the Company entered into a US dollar borrowing agreement with Enmoli Inc, a company controlled by Mr. Xiaowu He, the Chairman and chief executive officer of the Company. Pursuant to the agreement, the Company borrowed US$ 2 million from Enmoli Inc. with a term of 1 year and an annual interest of 4%. The purpose of the borrowing is to provide sufficient US dollar funds for the Company’s oversee business development. The amount was offset with the amount loaned to Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partner).

On January 5, 2021, the Company loaned RMB 13 million (or approximately US$2 million) to Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partner), an entity related to Mr. Xiaowu He, the Chairman and chief executive officer of the Company for a term of 1 year with an annual interest of 4%. The amount was offset with the amount loaned from Enmoli Inc. After the offset, balance due from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partner) was RMB 1.1 million as of December 31, 2022.

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

Board Diversity Matrix

Board Diversity Matrix (As of April 18, 2023)

Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

C.	Interests of Experts and Counsel

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

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of Class A ordinary shares, 2,925,058 Class B ordinary shares and 50,000,000 Class A preferred shares, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of April 18, 2023, 37,679,786 Class A ordinary shares and 2,925,058 shares of Class B ordinary shares are issued and outstanding.

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

Existing Warrants

As of April 18, 2023, we have 6,023,700 warrants outstanding (“Existing Warrants”). All Existing Warrants are governed by that certain Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company and us (the “Warrant Agreement”). The following summary of certain provisions relating to our warrants s does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Warrant Agreement.

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

The Existing Warrants are traded on the over-the-counter markets under the symbol “SJOYW”.

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

The following does not address the tax consequences to investors that may be subject to special tax rules, including, without limitation, the following:

●	banks,

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark their securities to market;

●	U.S. expatriates;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax or the corporate alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities; or

●	beneficiaries of a Trust holding our Class A Ordinary Shares.

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

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, and such excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Class A Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2021 and December 31, 2022, RMB238,792 and RMB172,514 (US$25,012), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2022. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

We have implemented and planned to implement a number of measures to address the material weaknesses that has been identified in connection with the audit of our consolidated financial statements for the year ended December 31, 2021. We have engaged an international consulting firm to assist us to improve our internal control over financial reporting. We have allocated additional resources, including staff or external consultants with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

For the Year Ended December 31, 2022
Audit Fees(1)	428,000
Audit-related Fees(2)	30,560
Total	458,560

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

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

Not Applicable

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 12, 2020 we dismissed Marcum LLP (“Marcum”) as our independent registered public accounting firm. Effective May 12, 2020, Friedman LLP (“Friedman”) has been engaged as our new independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of Marcum and the engagement of Friedman as the independent registered public accounting firm. Marcum served as the independent registered public accounting firm for us since May 2, 2018, our inception as Wealthbridge Acquisition Limited. Friedman previously served as the auditor for Scienjoy Inc. prior to the consummation of the Business Combination and provided audit opinions in connection with Scienjoy Inc.’s consolidated financial statements for the fiscal years ended December 31, 2019 and 2018.

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

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board representation requirement (Rule 5605(f)), the Board Diversity disclosure rule (Rule 5606), have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii), and Rule 5000 series. Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.3	Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
2.4*	Description of Securities.
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bo Wan, dated February 8, 2020 (English Translation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

4.11	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Pei Lu, dated January 10, 2012(English Translation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.12	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bentong Deng. (Denny Tang), dated February 4, 2020 (English Translation) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.26	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Resale Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.20 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.28	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.29	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.30	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.33	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.34	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.40	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.41	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.42	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.43	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.44	Exclusive Business Cooperation Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
8.1*	Subsidiaries of the Registrant.
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Beijing Feng Yu Law Firm
16.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated May 13, 2020. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
16.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated April 19, 2022. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K filed with the SEC on April 19, 2022).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: April 28, 2023

SCIENJOY HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Scienjoy Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for for each of the two years in the period ended December 31, 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

April 28, 2023

SCIENJOY HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	240,947	175,292	25,415
Accounts receivable, net	206,307	316,657	45,911
Prepaid expenses and other current assets	165,409	115,170	16,699
Amounts due from related parties	1,059	1,115	162
Investment in marketable security	38,789	40,548	5,879
Total current assets	652,511	648,782	94,066

Property and equipment, net	1,674	2,735	397
Intangible assets, net	235,870	419,055	60,757
Goodwill	92,069	172,781	25,051
Long term investment	101,727	234,176	33,952
Long term deposits and other assets	1,152	953	138
Right-of-use assets-operating lease	-	19,209	2,785
Deferred tax assets	4,352	4,337	629
Total non-current assets	436,844	853,246	123,709
TOTAL ASSETS	1,089,355	1,502,028	217,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	-	5,000	725
Accounts payable	85,801	116,251	16,855
Accrued salary and employee benefits	24,533	12,428	1,802
Accrued expenses and other current liabilities	16,181	13,264	1,923
Contingent consideration – earn-out liability	10,638	4,336	629
Warrant liabilities	10,324	166	24
Income tax payable	8,282	13,531	1,962
Lease liabilities-operating lease -current	-	7,174	1,040
Deferred revenue	65,405	93,383	13,539
Total current liabilities	221,164	265,533	38,499

Non-current liabilities
Deferred tax liabilities	58,746	61,236	8,878
Lease liabilities-operating lease -non-current	-	12,773	1,852
Total non-current liabilities	58,746	74,009	10,730
TOTAL LIABILITIES	279,910	339,542	49,229

Commitments and contingencies

EQUITY*
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, respectively. 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively

Class A ordinary shares	140,196	396,880	57,542
Class B ordinary shares	13,041	23,896	3,465
Shares to be issued	128,119	33,923	4,918
Treasury stocks	-	(16,482)	(2,390)
Statutory reserves	31,775	39,208	5,685
Retained earnings	479,199	665,099	96,430
Accumulated other comprehensive income	17,115	18,070	2,622
Total shareholders’ equity	809,445	1,160,594	168,272
Non-controlling interests	-	1,892	274
Total equity	809,445	1,162,486	168,546
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,089,355	1,502,028	217,775

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	1,886,179	273,470
Live streaming - time based virtual item revenue	29,596	32,905	27,683	4,014
Technical services and others	5,156	19,397	39,395	5,712
Total revenue	1,222,183	1,669,358	1,953,257	283,196
Cost of revenues	(959,939)	(1,364,902)	(1,670,068)	(242,137)
Gross profit	262,244	304,456	283,189	41,059
Sales and marketing expenses	(10,121)	(4,807)	(2,127)	(308)
General and administrative expenses	(33,889)	(65,233)	(61,005)	(8,845)
Research and development expenses	(31,780)	(70,039)	(67,538)	(9,792)
(Provision for) recovery of doubtful accounts	8,253	1,592	(2,739)	(397)
Income from operations	194,707	165,969	149,780	21,717
Interest income, net	2,960	3,962	2,506	363
Other income (loss), net	(4,702)	(90)	11,443	1,659
Foreign exchange gain (loss), net	703	105	(1,493)	(216)
Change in fair value of investment	-	25,831	1,760	255
Change in fair value of warrant liabilities	3,904	16,421	10,776	1,562
Investments income (loss)	-	(2,998)	25,449	3,690
Change in fair value of contingent consideration	(14,068)	(33,584)	13,071	1,895
Income before income taxes	183,504	175,616	213,292	30,925
Income tax expense	(7,404)	(5,604)	(18,067)	(2,619)
Net income	176,100	170,012	195,225	28,306
Less: net income attributable to noncontrolling interest	-	-	1,892	274
Net income attributable to the Company’s shareholders	176,100	170,012	193,333	28,032

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	14,802	2,313	955	138
Comprehensive income	190,902	172,325	196,180	28,444
Less: comprehensive income attributable to non-controlling interests	-	-	1,892	274
Comprehensive income attributable to the Company’s shareholders	190,902	172,325	194,288	28,170

Weighted average number of shares *
Basic	23,287,706	30,842,183	39,263,147	39,263,147
Diluted	26,828,666	30,842,183	39,263,147	39,263,147

Earnings per share
Basic	7.56	5.51	4.92	0.71
Diluted	6.56	5.51	4.92	0.71

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Treasury stocks		Shares to be	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total shareholders’
	Shares*	Amount	Shares*	Amount	issued	reserves	earnings	income	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	19,400,000	9,664	-	-	-	12,059	152,803	-	-	174,526
Conversion of convertible notes and rights	63,250	4,038	-	-	-	-	-	-	-	4,038
Issuance of Class A ordinary shares for underwriting fee payables	402,983	14,131	-	-	-	-	-	-	-	14,131
Contingent consideration-earn-out liability from SPAC Transaction	-	(266,828)	-	-	-				-	(266,828)
Effect of reverse merger recapitalization	2,249,350	(51,067)	-	-	-	-	-	-	-	(51,067)
Conversion of rights to Class A ordinary shares upon the reverse merger recapitalization	602,000	-	-	-	-	-	-	-	-	-
Issuance of Class A ordinary shares to underwriter and advisors	533,000	18,713	-	-	-	-	-	-	-	18,713
Issuance of Class A ordinary shares for BeeLive Acquisition	3,786,719	175,000	-	-	-	-	-	-	-	175,000
Shares to be issued for achievement of earnout target	-	-	-	-	200,100	-	-	-	-	200,100
Net income	-	-	-	-	-	-	176,100	-	-	176,100
Foreign currency translation adjustments	-	-	-	-	-	-	-	14,802	-	14,802
Appropriation to statutory reserves	-	-	-	-	-	6,293	(6,293)	-	-	-
Balance as of December 31, 2020	27,037,302	(96,349)	-	-	200,100	18,352	322,610	14,802	-	459,515

Net income							170,012		-	170,012
Issuance of shares for achievement of earnout target	3,540,960	200,100	-	-	(200,100)	-	-	-		-
Issuance shares for private placement	108,230	4,177	-	-	-	-	-	-	-	4,177
Exercise of warrants	48,149	4,340	-	-	-	-	-	-	-	4,340
Exercise of Unit Purchase Option	110,000	9,112	-	-	-	-	-	-	-	9,112
Share base compensation	-	31,857	-	-	-	-	-	-	-	31,857
Shares to be issued for achievement of earnout target	-	-	-	-	128,119	-	-	-	-	128,119
Appropriation to statutory reserves	-	-	-	-	-	13,423	(13,423)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	2,313	-	2,313
Balance as of December 31, 2021	30,844,641	153,237	-	-	128,119	31,775	479,199	17,115	-	809,445
Issuance of shares for achievement of earnout target	3,540,960	128,119	-	-	(128,119)	-	-	-	-	-
Shares issued for Weiliantong Acquisition	3,898,511	127,466	-	-	-	-	-	-	-	127,466
Share base compensation	1,325,614	11,954	-	-	-	-	-	-	-	11,954
Shares to be issued for achievement of earnout target	-	-	-	-	13,106	-	-	-	-	13,106
Shares to be issued for Weiliantong Acquisition	-	-	-	-	20,817	-	-	-	-	20,817
Treasury stocks	-	-	(794,120)	(16,482)	-	-	-	-	-	(16,482)
Appropriation to statutory reserves	-	-	-	-	-	7,433	(7,433)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	955	-	955
Net income	-	-	-	-	-	-	193,333	-	1,892	195,225
Balance as of December 31, 2022	39,609,726	420,776	(794,120)	(16,482)	33,923	39,208	665,099	18,070	1,892	1,162,486
Balance as of December 31, 2022 (USD)	39,609,726	61,007	(794,120)	(2,390)	4,918	5,685	96,430	2,622	274	168,546

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income	176,100	170,012	195,225	28,306

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	555	745	1,149	167
Amortization of intangible assets	1,749	4,090	7,038	1,020
Provision (recovery) for doubtful accounts	(8,253)	(1,592)	2,739	397
Deferred tax expenses (benefit)	1,945	319	(1,402)	(203)
Change in fair value of contingent consideration	14,068	33,584	(13,071)	(1,895)
Change in fair value of warrant liabilities	(3,904)	(16,421)	(10,776)	(1,562)
Change in fair value of investment	-	(25,831)	(1,760)	(255)
Investments loss (income)	-	2,998	(25,449)	(3,690)
Share based compensation	-	31,857	11,954	1,733
Amortization of the Right-of-use assets	-	-	6,265	908
Changes in operating assets and liabilities
Accounts receivable	(70,513)	23,499	(112,058)	(16,247)
Prepaid expense and other current assets	5,193	(151,657)	64,180	9,305
Long term deposits and other assets	1,379	230	335	49
Accounts payable	28,396	18,712	25,503	3,698
Deferred revenue	1,404	15,838	22,397	3,247
Accrued salary and employee benefits	8,028	6,392	(14,109)	(2,046)
Accrued expenses and other current liabilities	(852)	3,825	(100,331)	(14,547)
Lease liabilities	-	-	(5,527)	(801)
Income tax payable	146	(299)	5,249	761
Net cash provided by operating activities	155,441	116,301	57,551	8,345

Cash flows from investing activities
Cash acquired from acquisition	10,152	-	9,707	1,407
Payment to acquisition	(50,000)	-	(13,800)	(2,001)
Payment for long term investment	-	(113,735)	(107,000)	(15,514)
Purchase of property and equipment and intangible assets	(1,086)	(1,389)	(2,153)	(312)
Net cash used in investing activities	(40,934)	(115,124)	(113,246)	(16,420)

Cash flows from financing activities
Net proceeds from private placement	-	15,284	-	-
Net cash acquired in the reverse recapitalization	32,659	-	-	-
Repayments to loan	(57,400)	-	-	-
Proceeds from bank loan	-	-	5,000	725
Repayments from related parties	22,340	-	-	-
Loan to related parties	(14,007)	-	-	-
Share repurchase	-	-	(16,482)	(2,390)
Payment of listing cost	(6,924)	-	-	-
Net cash (used in) provided by financing activities	(23,332)	15,284	(11,482)	(1,665)

Effect of foreign exchange rate changes on cash	(3,758)	(282)	1,522	221
Net (decrease) increase in cash and cash equivalents	87,417	16,179	(65,655)	(9,519)
Cash and cash equivalents at beginning of the year	137,351	224,768	240,947	34,934
Cash and cash equivalents at end of the year	224,768	240,947	175,292	25,415

Supplemental disclosures of cash flow information:
Income taxes paid	(6,946)	(9,502)	9,076	1,316

Supplemental non-cash investing and financing information:
Conversion of convertible notes and rights	4,038	13,452	-	-
Recognition of contingent consideration	306,583	-	19,875	2,882
Issuance of Class A ordinary shares for acquisition	175,000	-	127,466	18,481
Issuance of Class A ordinary shares for settlement of underwriting fee	14,131	-	-	-
Issuance of Class A ordinary shares to underwriter and advisors	18,713	-	-	-
Issuance of Class A ordinary shares for achievement of earnout target	-	200,100	117,264	17,002
Issuance of Class B ordinary shares for achievement of earnout target	-	-	10,855	1,574
Shares to be issued for achievement of earnout target	200,100	128,119	13,106	1,900
Shares to be issued for Weiliantong Acquisition	-	-	20,817	3,018
Right-of-assets obtained in exchange for operating lease obligations	-	-	25,474	3,693

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

(c) Recent developments

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread. Our Beijing and Hangzhou office did not work at full capacity for approximately two months when these restrictive measures are in force, which negatively affected our operational and financial results. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

On January 1, 2022, the Company closed an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), The Company acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280,000 (approximately US$ 40,600)

On January 4, 2022, the Company set up a new subsidiary, Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. for general corporate purpose.

On January 25, 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100 (US$14).

On February 15, 2022, QYHN established a 51% owned subsidiary Hongcheng Huiying (Hangzhou) Technology Industry Development Co., Ltd. (“HCHY”) in Zhejiang, PRC to provide information technology service.

On April 7, 2022, Sixiang Qiyuan(Hangzhou) Culture Technology Co., Ltd (“QYHZ”) and its several wholly owned subsidiaries were established in Zhejiang, PRC to provide information technology service. QYHZ is controlled through contractual agreement in lieu of direct equity ownership by WXZJ.

On April 28, 2022, Scienjoy HK established a wholly owned subsidiary Sixiang Wuxian (Zhejiang) Culture Technology Co. Ltd. (“WXZJ”) and its subsidiary Sixiang Zhihui(Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) in Zhejiang, PRC to provide information technology service.

On June 30, 2022, WXBJ established a wholly owned subsidiary Sixiang Yingyue (Shanghai) Technology Co., Ltd (“SXYY”), in Shanghai, PRC to provide information technology service.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization

Subsidiaries of the Company and VIEs where the Company is the primary beneficiary include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	February 23, 2017	Cayman Islands	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company
Sixiang Yingyue (Shanghai) Technology Co., Ltd(“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”) (a wholly owned subsidiary of ZH)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) (a wholly owned subsidiary of ZH)	March 2, 2016	The PRC	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”) (a wholly owned subsidiary of ZH)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui (Hainan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd (“WXZJ”) (a wholly owned subsidiary of Scienjoy HK)	April 28, 2022	The PRC	100%	Information technology
Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) (a wholly owned subsidiary of WXZJ)	January 4, 2022	The PRC	100%	Information technology

VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”) (Controlled through contractual agreements by WXBJ)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”) (a wholly owned subsidiary of QY)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”) (a wholly owned subsidiary of QY)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”) (a wholly owned subsidiary of QY)	June 16, 2015	The PRC	100%	Live streaming platform
Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”) (a wholly owned subsidiary of SG) *	July 18, 2018	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd) (a wholly owned subsidiary of QY)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform
Zhihui QiYuan (Hainan) Investment Co., Ltd (“QYHN”) (a wholly owned subsidiary of QY)	March 2, 2021	The PRC	100%	Live streaming platform
Shanhai Weilan (Beijing) Technology Co., Ltd (“SHWL”) (a wholly owned subsidiary of SG) **	September 27, 2021	The PRC	100%	Live streaming platform
Shihuai (Beijing) Technology Co., Ltd (“SH”) (a wholly owned subsidiary of SG) **	September 29, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Beijing Weiliantong Technology Co., Ltd.(“WLT”) (a wholly owned subsidiary of QY)	July 28, 2015	The PRC	100%	Live streaming platform
Chuangda Zhihui (Beijing) Technology Co., Ltd.(“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd(“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

*	LXZ was deregistered in July, 2022. Since this entity was inactive, the deregistration does not have a material impact to the Company’s consolidated financial statements for the years ended December 31 2020, 2021 and 2022.

**	On December 31, 2022, the Board approved to the sale of the Company’s 100% ownership interest in SHWL and SH to third parties for a nominal consideration because SHWL and SH has not commenced any operation since their inception. Management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization (continued)

On January 29, 2019, the Company completed its reorganization of entities under the common control of the founders. Scienjoy, Scienjoy HK, WXBJ and ZH were established as holding Companies. WXBJ holds 100% of equity interests of ZH which holds 100% of equity interest in Kashgar Times and Holgus X. WXBJ is the primary beneficiary of QY which holds 100% equity interest in SG, HX and LH (collectively “QY VIEs”). All of these entities included in the Company are under common control, which results in the consolidation of QY and ZH which have been accounted for as a reorganization of entities under common control at carry value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Contracts between the Company and the QY VIEs

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization (continued)

Contractual Arrangements among WXZJ, QYHZ, and the Shareholders of QYHZ.

On June 1, 2022, the Company through its wholly-owned subsidiary, Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. (WXZJ), entered into a series of contractual arrangements with QYHZ (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) and its shareholders, thereby in substance obtained control over all equity shares, risks and economic benefits of Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd. The Company will commence its operations in Hangzhou after effecting the agreements under such contractual arrangements (the “VIE Agreements”) as de scribed below. The Company intends to integrate its supply chain resources, local resources, and geographical advantages to achieve rapid growth in livestreaming commerce, Multi-Channel Network development, and new technology development, as well as accelerating the development of a Metaverse eco-system.

Materials terms and conditions of the VIE Agreements, including an Exclusive Option Agreement, the Power of Attorney Agreement, a Share Pledge Agreement and an Exclusive Business Cooperation Agreement, are described as follows:

Exclusive Option Agreement.

Pursuant to the Exclusive Option Agreement (including any supplementary agreement thereto, if any) entered into by and among WXZJ, QYHZ and all the shareholders of QYHZ, the shareholders of QYHZ hereby irrevocably grant to WXZJ or its designee, to the extent permitted by the laws of the People’s Republic of China, the exclusive right to purchase all or part of the equity interest held by such shareholders at the lowest purchase price permitted by the laws of the People’s Republic of China. Without the written consent of WXZJ, QYHZ may not distribute any profits or create any encumbrance in any manner. If QYHZ makes the profit distribution with WXZJ’s written consent, QYHZ’s shareholders shall pay all of any funds received by them to WXZJ.

The term of the Exclusive Option Agreement is twenty years and will be automatically renewed for one year. Upon the expiration of each renewed term, the Exclusive Option Agreement will be automatically renewed for one year. In the meantime, WXZJ shall have the right to terminate the Exclusive Option Agreement at any time by giving a three days’ prior notice.

Power of Attorney Agreements.

WXZJ has entered into a Power of Attorney Agreement (the “Power of Attorney,” including any supplementary agreements, if any) with each shareholder of QYHZ, pursuant to which each such shareholder grants the proxy rights to Zhejiang WFOE in connection with his equity interest in QYHZ, including, without limitation, all the shareholders’ beneficial rights and voting rights conferred by the Company Law of the People’s Republic of China and the Articles of Association of QYHZ. Each Power of Attorney Agreement shall be irrevocable from the date of execution and shall continue to be valid until the relevant shareholder no longer holds QYHZ’s equity interest.

Share Pledge Agreement.

In accordance with the Share Pledge Contract (including any supplementary agreement thereto, if any) entered into by and among Zhejiang WFOE, QYHZ and each of the shareholders of QYHZ, each shareholder of QYHZ has pledged all of QYHZ’s equity interest held by such shareholder to guarantee the respective performance of QYHZ and such shareholder under the Exclusive Option Contract, the Exclusive Business Cooperation Agreement and the Power of Attorney Agreement, as applicable.

If QYHZ or any of its shareholders breaches its contractual obligations under any VIE Agreements, Zhejiang WFOE, as the pledgee, will have certain rights, including the sale of the pledged equity interest. The shareholders agree that, without the prior written consent of Zhejiang WFOE, they shall not transfer, sell, pledge, dispose of or in any other manner create any new encumbrance upon their equity interest in QYHZ. The Share Pledge Agreement shall remain effective until all obligations under the VIE Agreements have been performed, or the VIE Agreements have been terminated, or all obligations under the VIE Agreements have been fully performed.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization (continued)

Exclusive Business Cooperation Agreement

In accordance with the Exclusive Business Cooperation Agreement between WXZJ and QYHZ (including supplementary agreements thereto, if any), WXZJ will provide QYHZ with exclusive business support and all business-related technologies and consulting services in order to obtain the fees equal to the consolidated net income of Xiuli (Zhejiang) Culture Tech Co., Ltd., Leku (Zhejiang) Culture Tech Co., Ltd., Haifan (Zhejiang) Culture Tech Co., Ltd., Xiangfeng (Zhejiang) Culture Tech Co., Ltd. and Hongren (Zhejiang) Culture Tech Co., Ltd. after deducting losses of the previous year (if any). WXZJ may adjust the service fees according to the following factors:

●	Quarterly based on the complexity and difficulty of the services provided pursuant to the Exclusive Business Cooperation Agreement during such quarter (“Quarterly Services”);the number of WXZJ’s employees who provided the Quarterly Services and the qualifications of these employees;

●	The number of hours Zhejiang WFOE’s employees spent to provide the Quarterly Services;

●	The nature and value of the Quarterly Services;

●	market reference price; and

●	QYHZ’s operating conditions.

The term of the Exclusive Business Cooperation Agreement is twenty years and is automatically renewable for one year. Upon the expiration of each renewal term, the Exclusive Business Cooperation Agreement can be automatically renewed for one year. In addition, WXZJ shall have the right to terminate this agreement at any time by giving a three-day notice on the termination of this Agreement.

Based on the foregoing contractual arrangements, which grant WXZJ effective control of QYHZ and its subsidiaries and obligate WXZJ to absorb all of the risk of loss from their activities and enable WXZJ to receive all of their expected residual returns, the Company accounts for QYHZ as a VIE. Accordingly, the Company consolidates the accounts of QYHZ for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”) and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization (continued)

The following tables represent the financial information of the consolidated VIE and its subsidiaries as of December 31, 2021 and 2022 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	71,308	114,478	16,598
Accounts receivable, net	122,480	165,419	23,984
Prepaid expenses and other current assets	157,724	101,684	14,743
Amounts due from related parties	1,052	1,052	153
Amounts due from inter-companies(1)	139,621	143,968	20,873
Total current assets	492,185	526,601	76,351

Non-current assets
Property and equipment, net	1,312	1,871	271
Intangible assets, net	235,688	418,893	60,734
Goodwill	92,069	172,781	25,051
Deferred tax assets	3,717	3,649	529
Long term deposits and other assets	950	874	127
Long term investments	251,827	381,279	55,280
Right of use assets-operating lease	-	19,209	2,785
Total non-current assets	585,563	998,556	144,777
TOTAL ASSETS	1,077,748	1,525,157	221,128

LIABILITIES
Current liabilities
Accounts payable	64,535	80,564	11,681
Deferred revenue	29,258	62,567	9,071
Accrued salary and employee benefits	13,585	7,942	1,151
Accrued expenses and other current liabilities	5,225	7,014	1,017
Income tax payable	8,801	12,538	1,818
Amounts due to inter-companies(1)	309,098	389,400	56,458
Current portion of contingent consideration – earn-out liability	10,638	4,336	629
Lease liability-operating lease -current	-	7,174	1,040
Total current liabilities	441,140	571,535	82,865

Non-current liabilities
Deferred tax liabilities	58,746	61,236	8,878
Lease liabilities-operating lease -non-current	-	12,773	1,852
Total non-current liabilities	58,746	74,009	10,730
TOTAL LIABILITIES	499,886	645,544	93,595

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Company.

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

Summarized below is the information related to the financial performance of the VIE reported in the Company’s consolidated statements of income for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net revenues	940,783	1,198,273	1,291,701	187,279
Third party customers	936,551	1,164,317	1,291,602	187,265
Inter-companies	4,232	33,956	99	14
Net income	45,722	102,042	143,651	20,827

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net cash provided by operating activities	270,927	70,255	155,897	22,603
Net cash used in investing activities	(323,670)	(250,714)	(122,236)	(17,723)
Net cash provided by (used in) financing activities	80,247	179,585	(198)	(29)

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8792, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g) Accounts receivable and allowance for doubtful accounts

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

(h) Investment in marketable security

Marketable securities consist of investments in equity securities with readily determinable fair values. Marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. The Company accounts for investments in marketable equity securities with readily determinable fair values in accordance with ASC Topic 321, Investments - Equity Securities (“ASC 321”). These investments are measured at fair value with the related gains and losses, including unrealized, recognized in investment income (loss).

(i) Property and equipment

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

(j) Intangible assets

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

(k) Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2020, 2021 and 2022.

(l) Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2022, the Company determined it was unlikely that it’s reporting unit fair value was less than its carrying value and no quantitative assessment was required.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Long term investment

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

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

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2022:

	As of December 31, 2021
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial assets:
Investment in marketable equity security	¥38,789	-	-	¥38,789

Financial liabilities:
Earn-out liability from BeeLive acquisition	-	-	10,638	10,638
Warrants liabilty			10,324	10,324
Total	¥-	¥-	¥20,962	¥20,962

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

	As of December 31, 2022
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial assets:
Investment in marketable equity security	¥40,548			¥40,548

Financial liabilities:
Earn-out liability from BeeLive acquisition	¥-	¥-	¥-	¥-
Earn-out liability from Weiliantong acquisition	-	-	4,336	4,336
Warrant liability			166	166
Total	¥-	¥-	¥4,502	¥4,502

Contingent consideration – earn-out liability

(i) Earn-out liability from SPAC transaction

In connection with SPAC transaction, the previous shareholders of Scienjoy Inc. may be entitled to receive earnout shares as follows: (1) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, the previous owners of Scienjoy Inc will be entitled to receive 3,000,000 Class A ordinary shares of the Company (“SPAC Earn-out Target 2020”); and (2) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, the previous owners of Scienjoy Inc. will be entitled to receive 3,000,000 Class A ordinary shares of the Company (“SPAC Earn-out Target 2021”). Notwithstanding, the previous owners of Scienjoy Inc. otherwise will receive (i) 3,000,000 earn-out shares if the share price of the Company is higher than $20.00 for any sixty days in any period of ninety consecutive trading days between May 8, 2021 and May 7, 2022, and (ii) 3,000,000 earnout shares if the share price of the Company is higher than $25.00 for any sixty days in any period of ninety consecutive trading between May 8, 2022 and May 7, 2023. For the years ended December 31, 2020 and 2021, the SPAC Earn-out Target 2020 and 2021 were met and the Company issued an aggregated of 6 million earn-out shares accordingly (Note 15).

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

(n) Fair value of financial instruments (continued)

(ii) Earn-out liability from BeeLive acquisition

In connection with the acquisition of Beelive (Note 4), the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB336.6 million in Year 2020,the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB460.6 million in Year 2021 (“Beelive Earn-out Target 2021”), the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022 (“Beelive Earn-out Target 2022”), the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares. For the years ended December 31, 2020, 2021 and 2022, the Beelive Earn-out Target 2020, 2021 and 2022 were met and the Company issued the related earn-out shares accordingly (Note 15).

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value from the acquisition date to December 31, 2022 in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	August 10, 2020	December 31, 2020	December 31, 2021	December 31, 2022
Risk-free interest rate	0.12 - 0.14%	0.11% - 0.13%	0.38%	4.73%
Share price	$6.2	$8.66	$5.68	$1.97
Probability	20% - 50%	20% - 50%	20% - 50%	20%-50%

(iii) Earn-out liability from Weiliantong acquisition

In connection with the acquisition of Weiliantong (Note 4), the previous shareholders of Weiliantong may be entitled to receive earnout shares as follows: (i) if the Weiliantong Company’s total annual revenue is no less than RMB280,000 in 2022, the previous shareholder will be entitled to received additional 10% of consideration( Class A ordinary shares) (“Weiliantong Earn-out Target 2022”); (ii) if Weiliantong total annual revenue is no less than RMB 360,000 in Year 2023, the previous shareholder will be entitled to received additional 10% of consideration (Class A ordinary shares); If the total annual revenue of Weiliantong Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares. For the years ended December 31, 2022, the Weiliantong Earn-out Target 2022 was met and the Company issued the related earn-out shares accordingly (Note 15).

Upon the closing of the Weiliantong acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used are as follows:

	January 1, 2022	December 31, 2022
Risk-free interest rate	0.39-0.73%	4.73%
Share price	$5.13	$1.97
Probability	20% - 50%	20% - 50%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2021 and 2022. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. As of December 31, 2021, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share, which was fully issued on June 8, 2022.

As of December 31, 2022, Beelive has achieved 93.87% of the Beelive Earn-out Target 2022 and Weiliantong has achieved 100% of Weiliantong Earn-out Target 2022. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB13,106 as shares to be issued in the equity of the Company. As of December 31, 2022, there was 995,118 earn-out shares required to be issued and the Company included it in the calculation of earnings per share. Upon issuance of this report, a total of 507,804 shares (540,960 * 93.87%) has been issued to Cosmic Soar, the previous shareholder of Beelieve and a total of 487,314 share has been issue to Wolter Global, the previous shareholder of Weilingtong.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020, 2021 and 2022. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020, 2021 and 2022:

Balance
Balance at January 1, 2020	¥-
Contingent consideration resulting from SPAC Transaction	266,828
Contingent consideration resulting from BeeLive acquisition	39,755
Fair value change	14,068
Exchange difference	(13,252)
Reclassification to shares to be issued	(200,100)
Balance at December 31, 2020	¥107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	¥10,638
Contingent consideration resulting from Weiliantong acquisition	19,875
Fair value change	(13,071)
Reclassification to shares to be issued	(13,106)
Balance at December 31, 2022	¥4,336
Less: Contingent consideration – earn-out liability – non-current portion	-
Contingent consideration – earn-out liability –current portion	¥4,336

The aggregated contingent considerations for the earn-out liabilities were approximate RMB10.6 million and RMB4.3 million as of December 31, 2021 and 2022, respectively. The balance of contingent consideration for the earn-out liabilities are classified as current liability due to short term nature.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

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

	May 7, 2020	December 31, 2020	December 31, 2021	December 31, 2022
Risk-free interest rate	0.23%	0.18%	0.75%	4.70%
Share price	$8.92	$8.66	$5.68	$1.97
Volatility	37%	38%	53%	68%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance at January 1, 2020	¥-
Warrant liabilities resulting from SPAC Transaction	36,121
Fair value change	(3,904)
Exchange difference	(2,659)
Balance as of December 31, 2020	¥29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	¥10,324
Fair value change	(10,776)
Exchange difference	618
Balance as of December 31, 2022	¥166

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition (continued)

Technical Services and others

The Company generated technical revenues from providing technical development, advisory and others, which accounts for only approximately 1% or less of revenue for the years ended December 31, 2020, 2021 and 2022. As the amount was immaterial, and short-term in nature, which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	1,886,179	273,470
Live streaming - time based virtual item revenue	29,596	32,905	27,683	4,014
Technical services and others	5,156	19,397	39,395	5,712
Total revenue	1,222,183	1,669,358	1,953,257	283,196

As of December 31, 2022, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2020	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Showself	549,763	595,004	521,155	75,561
Lehai	180,112	242,910	241,851	35,065
Haixiu	321,468	326,661	317,953	46,099
Beelive	165,684	485,386	545,296	79,060
Hongle	-	-	287,607	41,699
Technical services and others	5,156	19,397	39,395	5,712
TOTAL	1,222,183	1,669,358	1,953,257	283,196

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies amounted to RMB111, RMB67, RMB10,094 (US$1,464) for the years ended December 31, 2020, 2021 and 2020 are recorded as other income.

(q) Cost of revenues

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

(r) Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2021 and 2022.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB9,588, RMB4,794 and RMB2,118 (US$ 307) for the years ended December 31, 2010, 2021 and 2022, respectively.

(t) Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB5,797, RMB14,370 and RMB19,261 (US$ 2,793) for the years ended December 31, 2020, 2021 and 2022, respectively.

(u) Leases

The Company adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Company has lease contracts office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Income taxes

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2021 and 2022. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

(w) Value added tax (“VAT”)

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

(x) Statutory reserves

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the years ended December 31, 2020, there was 3,540,960 contractual issuable shares related to SPAC and Beelive Earn-out Target 2020 achieved as of December 31, 2020, which was fully issued for the year ended December 31, 2020. For the years ended December 31, 2021, there was 3,540,960 contractual issuable shares related to SPAC and Beelive Earn-out Target 2021 achieved as of December 31, 2021, which was fully issued in the year ended December 31, 2022. For the year ended December 31, 2022, there was 995,118 contractual issuable shares related to Beelive Earn-out and Weiliantong Earn-out Target 2022 achieved as of December 31, 2022, and 636,691 contractual issuable shares related to Weiliantong acquisition.

(z) Non-controlling interests

As of December 31, 2022, non-controlling interests represent 49% non-controlling shareholders’ interests in HCHY. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

(aa) Segment reporting

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

(bb) Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after-tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb) Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU will become effective for the Company’s annual and interim periods beginning in January 1, 2021, and early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2021 and 2022, RMB238,792 and RMB172,514 (US$25,012), respectively, were deposited with major financial institutions located in the PRC. There is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank, and the bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD 500,000. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(b) Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB (¥) into US$ ($) or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c) Significant customers

For the years ended December 31, 2020 and 2021, no customer individually represents greater than 10% of the total revenue. For the year ended December 31, 2022, one customer accounted for 11.2% of the Company’s total revenue.

(d) Significant suppliers

For the year ended December 31, 2020, one vendor accounted for 30.8% of the Company’s total purchases and three vendors accounted for 13.1%, 10.4% and 10.0% of the Company’s accounts payable as of December 31, 2020. For the year ended December 31, 2021, one vendor accounted for 19.6% of the Company’s total purchases and one vendor accounted for 10.9% of the Company’s accounts payable as of December 31, 2021. For the year ended December 31, 2022, no vendor accounted for greater than 10% of the Company’s total purchases and no vendor accounted for greater than 10% of the Company’s accounts payable as of December 31, 2022.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION

4.1 Acquisition of Weiliantong

On December 29, 2021, the Company entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, the Company, or its affiliates designated by the Company, acquires all of the outstanding equity interests of (i) Weiliantong from its shareholder Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

Pursuant to the Framework Agreement, the Acquisition requires both cash and share considerations (the “Considerations”). The Company is required to pay RMB180,000 in its Class A ordinary shares, consisting of (1) the shares consideration of RMB20,800 to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and (ii) the shares consideration of RMB159,200 in its Class A ordinary shares to Wolter Global (the “Wolter Global Share Consideration”), including 20% of the Wolter Global Share Consideration are subject to certain performance conditions (i.e., earn-out provisions) and requirements over the following two years (earn-out arrangement). The Company is also required to pay cash consideration of RMB13,800 cash to Yieryi. The total fair value of the Considerations was determined at RMB181,958, based on a valuation performed by an independent valuation firm engaged by the Company.

In addition, the Company is required to repay Weilianton’s loan payable in aggregated of RMB86,200 on behalf of Weilianton, consisting of RMB77,400 loans payable to Yieryi and RMB8,800 loan payable to a third party.

The objective of the Acquisition is to support the Company’s strategic growth initiative of acquiring the top-tier online live streaming platform Hongle.tv and expanding the NFT business scope. The Acquisition was closed on January 1, 2022.

The Acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	Amount
	RMB	USD
Cash acquired	9,497	1,377
Accounts receivable, net	937	136
Prepaid expenses and other current assets	893	129
Deferred tax assets-current	6,163	894
	17,490	2,536

Property and equipment, net	163	24
Intangible assets, net	190,021	27,550
Long term deposits and other non-current assets	136	20
Goodwill	75,742	10,982
Total assets	283,552	41,112

Current liabilities	101,594	14,730
Total liabilities	101,594	14,730
Total consideration	181,958	26,382

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION (CONTINUED)

4.1 Acquisition of Weiliantong (continued)

The intangible assets are mainly attributable to Trademark and license as well as software acquired through the acquisition, which are generally amortized over 5-10 years, except that the license acquired for Weiliantong platform is determined to have an infinite useful life and is not subject to amortization.

Weiliantong began its business since 2015. The following table summarizes unaudited pro forma results of operations for the year ended December 31, 2021, assuming that acquisition of Weiliantong occurred as of January 1, 2021. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	For the Year ended December 31, 2021	For the Year ended December 31, 2021
	RMB	USD
Pro forma revenue	1,860,448	269,740
Pro forma gross profit	332,864	48,261
Pro forma income from operations	179,664	26,049
Pro forma net income	184,552	26,758

4.2 Acquisition of Chuangda Huizhi

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB10 (the “CDZH acquisition”). The consolidated operating results of CDZH for the years ended December 31, 2021 were not significant to the Company. The Company believes the CDZH acquisition will help to enrich the Company’s product line, expand its user base and capitalize on the growth potential in the live streaming market. The CDZH acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	Amount
	RMB	USD
Cash acquired	168	24
Accounts receivable, net	97	14
Prepaid expenses and other current assets	15	2
Amounts due from related parties	6,563	952
	6,843	992

Intangible assets, net	100	14
Goodwill	4,971	721
Total assets	11,914	1,727

Current liabilities	11,814	1,713
Total liabilities	11,814	1,713
Total consideration	100	14

The intangible assets are mainly attributable to a license acquired through the acquisition, which are generally amortized over 6 years.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Accounts receivable	208,522	320,203	46,425
Less: allowance for doubtful accounts	(2,215)	(3,546)	(514)
Accounts receivable, net	206,307	316,657	45,911

An analysis of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Balance, beginning of year	10,266	3,813	2,215	321
Bad debt allowances from acquisition	1,800	-	(1,459)	(212)
Additions (recovery)	(8,253)	(1,592)	2,739	397
Exchange difference	-	(6)	51	8
Balance, end of year	3,813	2,215	3,546	514

Two unrelated distributors accounted for 23.7% and 20.6% of the Company’s accounts receivable as of December 31, 2021, respectively. Four unrelated distributors accounted for 34.2%, 14.9%, 13.9% and 10.0% of the Company’s accounts receivable as of December 31, 2022, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
VAT recoverable	12,454	25,004	3,625
Prepaid expense	8,553	9,679	1,403
Prepayment for property and equipment (1)	19,000	34,000	4,930
Investment buyback receivable (2)	30,000	30,000	4,350
Advance to Weiliantong (3)	86,858	-	-
Loan receivable (4)	8,000	15,000	2,175
Other receivables	544	1,487	216
Prepaid expenses and other current assets	165,409	115,170	16,699

(1)	The Company subsequently terminated the related purchases after December 31, 2022 and the prepayment balance of RMB 34 million was fully refunded and collected by the Company as the date of report.

(2)	The Company invested RMB 30,000 in Tianjing Yieryi Technology Co., Ltd (“TJ YEY”) for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021, one of the shareholders of Yieryi bought such equity interest back from the Company for RMB 30,000.

(3)	The balance represented advance of RMB 86,858 to Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”) related to the acquisition (Note 4), which was subsequently offset against acquisition consideration.

(4)	On October 20, 2021, the Company lent RMB 8,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from October 20, 2021 to December 31, 2022 with annual interest rate of 2.4% from October 20, 2021 to December 31, 2021 and annual interest rate of 6.0% from January 1, 2022 to December 31, 2022，Jiada Hexin (Beijing) Technology Co., Ltd’s another shareholder pledged its 32% equity interests to the Company. The loan was extended to December 31, 2023 with annual interest rate of 6.0% from January 1, 2023 to December 31, 2023.

On April 11, 2022, the Company lent RMB7,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from April 11, 2022 to December 31, 2023 with annual interest rate of 2.4% from April 11, 2022 to December 31, 2022 and annual interest rate of 6.0% from January 1, 2023 to December 31, 2023.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
At cost:
Computer and transmission equipment	7,472	8,953	1,298
Furniture, fixtures and office equipment	584	1,937	281
Total	8,056	10,890	1,579
Less: accumulated depreciation	(6,382)	(8,155)	(1,182)
Property and equipment, net	1,674	2,735	397

For the years ended December 31, 2020, 2021 and 2022, depreciation expense was RMB555, RMB745 and RMB1,149 (US$167), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. INTANGIBLE ASSETS

Intangible assets, consists of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
At cost:
Trademark	26,956	50,102	7,264
Patent	122	122	18
Copyright	140	172	25
Software	6,995	9,985	1,448
License acquired	207,600	371,700	53,891
Total	241,813	432,081	62,646
Less: accumulated depreciation	(5,943)	(13,026)	(1,889)
Intangible assets, net	235,870	419,055	60,757

For the years ended December 31, 2020, 2021 and 2022, amortization expense was RMB1,749, RMB4,090 and RMB7,038 (US$1,020), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization	Amortization
Twelve months ending December 31,	RMB	USD
2023	6,961	1,009
2024	6,961	1,009
2025	6,434	933
2026	5,688	825
2027	5,066	735
Thereafter	16,345	2,370
Total	47,455	6,881

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENT

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total	Total
	RMB	RMB	RMB	US$
Balance as of January 1, 2021	-	5,000	5,000	785
Additions	75,000	54,725	129,725	20,356
Share of loss in equity method investee	(2,998)	-	(2,998)	(470)
Disposal	-	(30,000)	(30,000)	(4,708)
Impairment	-	-	-	-
Balance as of December 31, 2021	72,002	29,725	101,727	15,963

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total	Total
	RMB	RMB	RMB	US$
Balance as of January 1, 2022	72,002	29,725	101,727	14,748
Additions	75,000	32,000	107,000	15,514
Share of gain in equity method investee	25,449	-	25,449	3,690
Balance as of December 31, 2022	172,451	61,725	234,176	33,952

(i)	Investments of RMB234,176 included the following items:

Investments of RMB5,000 represented of 1.76% equity investment in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On May 27, 2021, the Company invested RMB10,000 for 4.44% equity interest in Qingdao Weilai JingChanye Investment Fund LP (“QD”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On March 8, 2021, the Company invested RMB 8,000 for 13.79% equity interest in Jiada Hexin (Beijing) Technology Co., Ltd. (“Jiada”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB2,925 for 19.50% equity interest in Liujiaoshou Drink Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB3,800 for 19.00% equity interest in Beijing Dunengmaihuo Culture Media Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On May 6, 2022, the Company signed an investment agreement to invest up to RMB5,000 into Valley Hongyuan (Hangzhou) Technology Partnership LP for its 14.28% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. For the year ended December 31, 2022, the Company invested RMB2,000 into Valley Hongyuan (Hangzhou) Technology Partnership LP.

On December 9, 2022, the Company invested RMB5,000 for 1.55% equity interest in Chengdu Tianfu Yuanhe Jingu Venture Capital Center LP, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 19, 2022, the Company invested RMB25,000 in Banyou Century (Hangzhou) Technology Co., Ltd. for its 7.6923% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

(ii)	On October 9, 2021, the Company signed an investment agreement to invest up to RMB150,000 into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. As of December 31, 2021, the Company invested RMB75,000 into Qingdao LLP. For the year ended December 31, 2022, the Company further invested RMB75,000 into Qingdao LLP and had shares of gain of RMB 25,449.

As of December 31, 2022, the Company believes there was no material market environment change or any other factor that indicating the fair value of the above investments was less than its carrying value, hence, the Company concluded there is no impairment of the above investments.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. LONG TERM DEPOSITS AND OTHER ASSETS

Long term deposits and other assets consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Rent deposits	418	684	99
Advertising deposits	734	269	39
Long term deposits and other assets	1152	953	138

11. RIGHT OF USE ASSETS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the year ended December 31, 2020, 2021 and 2022 amounted to RMB5,221, RMB5,424 and RMB6,398 (US$928), respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2022	2022
	RMB	USD
Right-of-use assets, net	19,209	2,785

Operating lease liabilities - current	7,174	1,040
Operating lease liabilities - non-current	12,773	1,852
Total operating lease liabilities	19,947	2,892

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.75 years
Weighted average discount rate	4.75%

The following is a schedule of maturities of lease liabilities as of December 31, 2022:

Twelve months ending June 30,	RMB	USD
2023	7,911	1,147
2024	8,360	1,212
2025	4,210	610
2026	707	103
Total future minimum lease payments	21,188	3,072
Less: imputed interest	1,241	180
Present value of lease liabilities	19,947	2,892

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. Bank Loan

On August 12, 2022, the Company entered into a loan agreement with Bank of Hangzhou to obtain a loan of RMB5,000 (US$725) for a term of one year and at a fixed rate of 4.5% per annum. The loan was guaranteed by WXZJ.

13. INCOME TAXES

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2024. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2023. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2024. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2023. CX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2021. The HNTE certificate of CX expired in July 2021.

Under the PRC Income Tax Laws, during the period from January 1, 2010 to December 31, 2030, an enterprise which established in region of Holgus and Kashgar is entitled to a preferential tax rate of 0% in five consecutive years and a preferential tax rate of 9% for the next five years since the first-year income generated from operations provided it continues to meet the conditions within the required scope.

Holgus X qualifies for the conditions and entitled for a preferential tax rate of 0% from 2017 to 2021 and a preferential tax rate of 9% from 2022 to 2026. Kashgar Times qualifies for the conditions and entitled for a preferential tax rate of 0% from 2016 to 2020 and a preferential tax rate of 9% from 2021 to 2025. Holgus H qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. Kashgar Lehong qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. For the years ended December 31, 2020, 2021 and 2022, total tax saving for the preferential tax rate were RMB39,876, RMB34,561 and RMB33,892 (US$4,914), respectively, the impacts on basic EPS were RMB1.7, RMB1.1 and RMB0.7 (US$0.1), respectively, and the impacts on dilutive EPS were RMB1.5, RMB1.1 and RMB0.7 (US$0.1), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13. INCOME TAXES (CONTINUED)

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021and 2022, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

The income tax expenses comprise:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Current income tax expense	5,459	5,285	19,469	2,822
Deferred income tax expense (benefit)	1,945	319	(1,402)	(203)
Income tax expenses	7,404	5,604	18,067	2,619

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the years ended December 31,
	2020	2021	2022
Income tax computed at PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax-preferential entities	(22.2)%	(23.2)%	(15.9)%
Non-deductible expenses	1.2%	1.2%	(0.6)%
Income tax expense	4.0%	3.2%	8.5%

The components of deferred taxes are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	171	630	91
Net operating losses carried forward	4,181	3,707	538
	4,352	4,337	629

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2020, 2021 and 2022 for the deferred tax assets.

The components of deferred liabilities are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Deferred tax liabilities
Intangible assets acquired through acquisition	58,746	61,236	8,878
	58,746	61,236	8,878

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders

Beijing Junwei Technology Co., Ltd.	Controlling shareholder of SG and HX

Beijing WanPu Century Technology Co Ltd	Subsidiary company of Beijing NQ Mobile Inc., which was holding company of Sixiang Times (Beijing) Technology Co., Ltd

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO

Chengdu Brightfututure Education Technology Co.,Ltd	Controlled by a direct relative of CEO

For the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:

		For the years ended December 31,
		2020	2021	2022	2022
		RMB	RMB	RMB	USD
Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	2,106	531	-	-
ENMOLI INC	Interest expense	-	480	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	-	462	-	-

As of December 31, 2021 and 2022, the amounts due from related parties are as follows:

	2021	2022	2022
	RMB	RMB	USD
Amount due from related parties
Lavacano Holdings Limited	7	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership) . (1)	1,052	1,052	153
Chengdu Brightfututure Education Technology Co.,Ltd	-	63	9
Total	1,059	1,115	162

1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022. The loan was collected on March 16, 2023 subsequently.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no par value Class A ordinary shares and Class B ordinary shares. As of December 31, 2019, there was 2,461,983 Class A ordinary shares remain issued and outstanding. After redemption of 212,633 Class A ordinary shares prior to the SPAC transaction on May 7, 2020, the number of outstanding Class A ordinary shares became 2,249,350. In connection with the SPAC Transaction, the Company issued approximately 19.4 million Class A ordinary shares including 3 million shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc.

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

For the year ended December 31, 2021 the Company issued 108,230 Class A ordinary shares to White Lion Capital LLC. The gross proceeds were RMB664,670.

On November 8, 2021, the Company’s 2021 annual general meeting of shareholders (the “AGM”) approved the following shareholders’ resolutions: (i) the adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters. Additionally, together with the adoption of a dual-class share structure, 2,625,058 Class A ordinary shares held by Heshine Holdings Limited have been converted into 2,625,058 Class B ordinary shares.

In connection of the acquisition of Weiliantong, the Company issued 3,898,511 Class A ordinary shares to the original shareholders of Weiliantong as part of total RMB180,000(or equivalent to RMB127 million) worth share worth share consideration (Note 4), which was calculated based on US$5.13 per share based on the 20 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB127,000 (US$ 18,000) as part of the purchase consideration.

As of December 31, 2022, the Company had 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15. SHAREHOLDERS’ EQUITY (CONTINUED)

Treasury Stock

In October, 2022, the Company repurchased an aggregate of 794,120 Class A ordinary shares at price of $3.01 per share, which was recorded as treasury stock. As of December 31, 2022, all these shares were held in an escrow account as reserve solely for potential needed.

Warrants

As of December 31, 2021, there were 6,023,700 warrants outstanding and exercisable, consisting of 5,653,700 public warrants issued in connection with the Company’s initial public offering and 370,000 private warrants issued for a private placement simultaneously with the closing of the initial public offering. Two warrants are exercisable for one Class A ordinary shares. All these warrants were issued and outstanding before the SPAC Transaction and no warrants have been exercised for the year ended December 31, 2022.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15. SHAREHOLDERS’ EQUITY (CONTINUED)

A summary of warrants activity for the year ended December 31, 2020, 2021 and 2022 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Public warrants assumed from Wealthbridge’s initial Public Offering on February 5, 2019	5,750,000	-	-
Private warrants assumed from Wealthbridge’s private placement on February 5, 2019	270,000	-	-
Balance of warrants outstanding as of December 31, 2020	6,020,000	3.1 years	February 4, 2024
Additional warrants upon exercise of UPO	100,000	-	-
Exercised	(96,300)	-	-
Balance of warrants outstanding as of December 31, 2021	6,023,700	2.1 years	February 4, 2024
Balance of warrants outstanding as of December 31, 2022	6,023,700	1.1 years	February 4, 2024
Balance of warrants exercisable as of December 31, 2022	6,023,700	1.1 years	February 4, 2024

As of December 31, 2022, the Company had warrants exercisable for 3,011,850 Class A ordinary shares with weighted average life of 1.1 years and expired on February 4, 2024.

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 110,000 shares. As of December 31, 2022, the Company had UPO units exercisable for 530,000 Class A ordinary shares with weighted average life of 1.1 years and expiring on February 5, 2024.

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

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, there was 3,540,960 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. On June 2, 2022, the Company issued 3,240,960 Class A ordinary shares and 300,000 Class B ordinary shares for this achievement of earnout target.

As of December 31, 2022, Beelive has achieved 93.87% of the Beelive Earn-out Target 2022 and Weiliantong has achieved 100% of Weiliantong Earn-out Target 2022. As a result, there was 995,118 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB13,106 as shares to be issued in the equity of the Company. Upon issuance of this report, a total of 507,804 (540,960 * 93.87%) has been issued to Cosmic Soar, the previous shareholder of Beelieve and a total of 487,314 share has been issue to Wolter Global, the previous shareholder of Weilingtong. In addition, in connection with the acquisition of Weiliantong (Note 4), the Company is required to issue 636,691 Class A shares to Weilaijin (equivalent to RMB20.8 million) after received exercise notice.

Shares issued for service

On November 18, 2022, the Company issued 61,500 Class A ordinary shares for directors as part of compensations.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Operating Officer as Authorized Officer of ESOP Committee. In 2021, the ESOP Committee approved the granting of 2,053,783 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2021, 2,053,783 RSUs were issued and outstanding. 72,713 RSU was forfeited and 1,264,114 RSU was vested during the year ended December 31, 2022. As of December 31, 2022, the Company had 716,956 RSU outstanding.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2021 and 2022, the Company had appointed RMB31,775 and RMB 39,208 (US$5,685), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021 and 2022, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB240,092 and RMB394,521 (US$57,200).

17. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2021 and 2022.

(b) Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

18. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2022 up through the date the Company issued these consolidated financial statements on April 28, 2023, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not have other commitments or guarantees as of December 31, 2021 and 2022.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	373	3,127	453
Prepaid expenses and other current assets	1,317	1,245	181
Amounts due from subsidiaries	25,995	(7,759)	(1,125)
Total current assets	27,685	(3,387)	(491)

Non-current assets
Investments in subsidiaries and consolidated VIE	805,136	1,170,235	169,668

TOTAL ASSETS	832,821	1,166,848	169,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	2,414	1,752	254
Warrant liabilities	10,324	166	24
Current portion of contingent consideration – earn-out liability	10,638	4,336	629
Total current liabilities	23,376	6,254	907
Non-current liabilities
Total liabilities	23,376	6,254	907

Shareholders’ equity
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, respectively. 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively

Class A ordinary shares	140,196	396,880	57,542
Class B ordinary shares	13,041	23,896	3,465
Treasury stocks	-	(16,482)	(2,390)
Shares to be issued	128,119	33,923	4,918
Statutory reserves	31,775	39,208	5,685
Retained earnings	479,199	665,099	96,430
Accumulated other comprehensive income	17,115	18,070	2,620
Total shareholder’s equity	809,445	1,160,594	168,270

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	832,821	1,166,848	169,177

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENT OF INCOME

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Equity income of subsidiaries	184,869	267,436	198,340	28,757
General administrative expense and others	1,395	33,473	(21,377)	(3,099)
Research and development expenses	-	13,946	(6,522)	(946)
Change in fair value of warrant liabilities	3,904	16,421	10,776	1,562
Change in fair value of contingent consideration	(14,068)	33,584	13,071	1,895
Net income	176,100	170,012	194,288	28,169
Other comprehensive income - foreign currency translation adjustment	14,802	2,313	955	138
Comprehensive income attributable to the Company’s shareholders	190,902	172,325	195,243	28,307

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income	176,100	170,012	194,288	28,169
Equity in earning of subsidiaries	(184,869)	(267,436)	(198,340)	(28,757)
Change in fair value of warrant liabilities	(3,904)	16,421	(10,776)	(1,562)
Change in fair value of contingent consideration	14,068	33,584	(13,071)	(1,895)
Share Based Compensation	-	31,857	11,954	1,733
Changes in operating assets and liabilities
Prepaid expense and other current assets	(392)	(925)	72	10
Accrued expenses and other current liabilities	-	2,414	(662)	(96)
Net cash provided by (used in) operating activities	1,003	(14,073)	(16,535)	(2,398)

Cash flows from financing activities
Due to related parties	(26,590)	14,263	35,771	5,186
Net cash acquired in the reverse recapitalization	32,659	-	(16,482)	(2,390)
Payment of listing costs	(6,924)	-	-	-
Net cash provided by (used in) financing activities	(855)	14,263	19,289	2,796

Net increase in cash and cash equivalents	148	190	2,754	399
Cash and cash equivalents at beginning of the year	35	183	373	54
Cash and cash equivalents at end of the year	183	373	3,127	453