Form 20-F/A
period 2022-12-31
Scienjoy Holding Corp
filed 2023-05-08
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Large accelerated filer ☐	Accelerated file ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

☐ Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Scienjoy Holding Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities Exchange Commission on April 28, 2023 (the “Original Filing”). The Company is filing this Amendment solely to include the audit opinion letter and the consent of Friedman LLP.

This Form 20-F/A consists solely of the cover page, this explanatory note, the audit opinion letter of Friedman LLP, certifications by our chief executive officer and chief financial officer, and the consent of Friedman LLP. This Amendment does not affect any other parts of, or any other exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Table of Contents

Item 18.	Report of Independent Registered Public Accounting Firm (PCAOB 711)	F-1
Item 19.	Exhibits	1

i

ITEM 18. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 711)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Scienjoy Holding Corporation.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 3, 2021

F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.3	Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
2.4*	Description of Securities.
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bo Wan, dated February 8, 2020 (English Translation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

4.11	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Pei Lu, dated January 10, 2012(English Translation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.12	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bentong Deng. (Denny Tang), dated February 4, 2020 (English Translation) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.26	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Resale Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.20 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.28	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.29	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.30	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.33	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.34	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.40	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.41	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.42	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.43	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.44	Exclusive Business Cooperation Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
8.1*	Subsidiaries of the Registrant.
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Beijing Feng Yu Law Firm
15.3**	Consent of Friedman LLP
16.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated May 13, 2020. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
16.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated April 19, 2022. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K filed with the SEC on April 19, 2022).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed on April 28, 2023.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: May 8, 2023

4