Form 20-F/A
period 2022-12-31
Scienjoy Holding Corp
filed 2023-05-12
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

☐ Yes     ☐ No

Auditor Name:	Auditor Location:	Auditor Firm ID:
OneStop Assurance PAC	Singapore	6732

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amendment No.2”) is being filed by Scienjoy Holding Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities Exchange Commission on April 28, 2023 (the “Original Filing”) and amended on May 8, 2023 (the “Amendment No.1”). The Company is filing this Amendment No.2 solely to amend certain disclosures under Item 15. Controls and Procedures about Internal Control over Financial Reporting.

This Form 20-F/A consists solely of the cover page, this explanatory note, Item 15 of the Annual Report on Form 20-F, and certifications by our chief executive officer and chief financial officer. This Amendment No.2 does not affect any other parts of, or any other exhibits to, the Original Filing and Amendment No.1, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment No.2 should be read in conjunction with the Original Filing, Amendment No.1 and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Table of Contents

Item 15.	Controls and Procedures	1
Item 19.	Exhibits	2

i

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022. The identified weaknesses include our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have implemented and planned to implement a number of measures to address the material weaknesses. We have engaged an international consulting firm to assist us to improve our internal control over financial reporting. We have allocated additional resources, including staff or external consultants with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs.

However, we cannot assure you that all these measures will be sufficient to remediate our significant deficiencies in time, or at all. As we were a privately owned company prior to listing, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to achieve and maintain effective internal and disclosure controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.”

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

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.3	Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
2.4*	Description of Securities.
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bo Wan, dated February 8, 2020 (English Translation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

4.11	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Pei Lu, dated January 10, 2012(English Translation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.12	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Bentong Deng. (Denny Tang), dated February 4, 2020 (English Translation) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.26	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Resale Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.20 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.28	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.29	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.30	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.33	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.34	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.40	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.41	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.42	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.43	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.44	Exclusive Business Cooperation Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
8.1*	Subsidiaries of the Registrant.
12.1***	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2***	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Beijing Feng Yu Law Firm
15.3**	Consent of Friedman LLP
16.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated May 13, 2020. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
16.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated April 19, 2022. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K filed with the SEC on April 19, 2022).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed on April 28, 2023.

**	Filed on May 8, 2023.

***	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: May 12, 2023