Form 20-F/A
period 2022-12-31
Scienjoy Holding Corp
filed 2023-07-25
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

EXPLANATORY NOTE

This Amendment No. 3 on Form 20-F/A (the “Amendment No. 3”) is being filed by Scienjoy Holding Corporation (the “Company,” “we,” “our,” or “us”) to amend the Introduction and Item 15 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on April 28, 2023 (the “Original Filing”), as amended on May 8, 2023 (the “Amendment No. 1”) and May 12, 2023 (the “Amendment No. 2”). The Company is filing this Amendment No. 3 in response to SEC comments.

This Amendment No. 3 consists solely of the cover page, this explanatory note, and Introduction of the Annual Report on Form 20-F, amended Item 15, and certifications by our chief executive officer and chief financial officer. This Amendment No. 3 does not affect any other parts of, or any other exhibits to, the Original Filing, Amendment No. 1, or Amendment No. 2 nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment No. 3 should be read in conjunction with the Original Filing, Amendment No. 1, and Amendment No. 2 and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

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

Scienjoy Holding Corporation is not a Chinese operating company but a British Virgin Islands holding company with operations conducted by its subsidiaries and through contractual arrangements with the variable interest entities, or “VIEs,” based in China. Scienjoy Holding Corporatiorin currently operates majority of the businesses in China through Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (“Zhihui Qiyuan”), Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“Sixiang Qiyuan”) and their respective subsidiaries. Zhihui Qiyuan and its subsidiaries are referred to as Zhihui Qiyuan VIEs in this annual report. Sixiang Qiyuan and its subsidiaries are referred to as Sixiang Qiyuan VIEs in this annual report. Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs are collectively referred to as the “VIEs” in this annual report.

The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. This structure involves unique risks to investors. There are contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIEs because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIEs are consolidated as part of our financial statements.

Investors in our Class A Ordinary Shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a British Virgin Islands holding company. As used in this annual report, “SHC” refers to SCIENJOY HOLDING CORPORATION; “we,” “us,” “our company,” “our,” or “the Company” refer to SCIENJOY HOLDING CORPORATION and its subsidiaries; “our PRC subsidiaries” refer to our wholly foreign owned entities (the “WFOEs”), Sixiang Infinite (Beijing) Technology Co., Ltd. (“WXBJ”), Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”), Scienjoy International Limited, and Scienjoy BeeLive Limited and their respective subsidiaries. The “VIEs” refer to the PRC variable interest entities, including Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs. Zhihui Qiyuan VIEs include Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (智汇启源(北京)科技有限公司) or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including Hai Xiu (Beijing) Technology Company Co. Ltd., Beijing Le Hai Technology Co. Ltd., Beijing Sixiang Shiguang Technology Co. Ltd., Sixiang Mifeng (Tianjin) Technology Co., Ltd (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.), Changxiang Infinite Technology (Beijing) Co., Ltd., ZhiHui QiYuan (HaiNan) Investment Co., Ltd., HuaYuHeFeng (Qingdao) Technology Co., Ltd., Beijing Weiliantong Technology Co., Ltd. Chuangda Zhihui (Beijing) Technology Co., Ltd (“CDZH”), and Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”), each such company formed under PRC Law. Sixiang Qiyuan VIEs include Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. and its subsidiaries, including Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Xiangfeng (Zhejiang) Culture Technology Co., Ltd., and Hongren (Zhejiang) Culture Technology Co., Ltd., each such company formed under PRC Law.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The Company and its investors may never directly hold equity interests in the businesses that are conducted by the VIEs. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. Because we do not hold equity interests in the VIEs, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations regarding VIEs and the VIE structure, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIEs. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and as a result the value of our securities may depreciate significantly or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” in “Item 3. Key Information—3.D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 28, 2023, as amended.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2022. Based upon this evaluation, in light of the material weakness of our internal controls over financial reporting identified below, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Date: July 25, 2023