Form 20-F
period 2023-12-31
Scienjoy Holding Corp
filed 2024-04-26
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares were issued and outstanding as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes      ☐ No

i

INTRODUCTION

On May 7, 2020, Scienjoy Holding Corporation, formerly known as Wealthbridge Acquisition Limited (“Wealthbridge”), consummated the transactions contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”), dated as of October 28, 2019, by and among Wealthbridge, Scienjoy Inc., Lavacano Holdings Limited (“Lavacano”), and WBY Entertainment Holdings Ltd. (“WBY”, together with Lavacano, the “Sellers”), pursuant to which Wealthbridge acquired 100% the issued and outstanding equity interests of Scienjoy Inc. from the Sellers and changed its name to Scienjoy Holding Corporation.

Scienjoy Holding Corporation is not a Chinese operating company but a British Virgin Islands holding company with operations conducted by its subsidiaries and through contractual arrangements with the variable interest entities, or “VIEs,” based in China. Scienjoy Holding Corporation currently operates majority of the businesses in China through Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (“Zhihui Qiyuan”), Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“Sixiang Qiyuan”) and their respective subsidiaries. Zhihui Qiyuan and its subsidiaries are referred to as Zhihui Qiyuan VIEs in this annual report. Sixiang Qiyuan and its subsidiaries are referred to as Sixiang Qiyuan VIEs in this annual report. Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs are collectively referred to as the “VIEs” in this annual report.

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The Company and its shareholders may never directly hold equity interests in the businesses that are conducted by the VIEs. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. Because we do not hold equity interests in the VIEs, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations regarding VIEs and the VIE structure, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIEs. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and as a result the value of our securities may depreciate significantly or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” in “Item 3. Key Information—3.D. Risk Factors” in this annual report.

USE OF CERTAIN TERMS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Active broadcasters” refers to the hosts perform live music, dancing and other entertaining performance in front of the audience through the screens on the mobile platform;

●	“active users” refers to users who visited our platforms at least once in a given period;

●	“ARPPU” refers to average live streaming revenue per paying user in a given period;

●	“BeeLive Acquisition” refers to the Company’s acquisition of the BeeLive businesses and related transactions;

●	“Business Combination” refers to the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions;

●	“CDN” refers to content delivery network;

●	“CDZH” refers to Chuangda Zhihui (Beijing) Technology Co., Ltd.;

●	“CAGR” refers to compound annual growth rate;

●	“China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

●	“Golden Shield” refers to Golden Shield Enterprises Limited;

●	“Heshine” refers to Heshine Holdings Limited;

●	“HKD” refers to Hong Kong Dollar, the official currency of the Hong Kong Special Administrative Region;

●	“Holgus X” refers to Holgus Sixiang Information Technology Co., Ltd.;

●	“Holgus H” refers to Holgus Sixiang Haohan Internet Technology Co., Ltd.;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HX” refers to Hai Xiu (Beijing) Technology Co., Ltd.;

●	“HYDC” refers to Beijing Huayi Dongchen Technology Co., Ltd.;

●	“HYHF” refers to HuaYuHeFeng (Qingdao) Technology Co., Ltd.;

●	“HZ” refers to Sixiang Huizhi (Beijing) Technology Culture Co., Ltd.;

●	“Kashgar Times” refers to Kashgar Sixiang Times Internet Technology Co., Ltd.;

●	“Kashgar Lehong” refers to Kashgar Sixiang Lehong Information Technology Co., Ltd.;

●	“Lavacano” refers to Lavacano Holdings Limited;

●	“LH” refers to Beijing Le Hai Technology Co., Ltd.;

●	“Macau” refers to the Macau Special Administrative Region of the People’s Republic of China;

●	“MF” refers to Sixiang Mifeng (Tianjin) Technology Co., Ltd. (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.);

●	“our PRC subsidiaries” refer to our WFOEs, i.e. Sixiang Infinite (Beijing) Technology Co., Ltd. (“WXBJ”), and Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”), Scienjoy International Limited, and Scienjoy BeeLive Limited and their respective subsidiaries. WXBJ’s subsidiaries include Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), Sixiang Yingyue (Shanghai) Technology Co., Ltd. (“SXYY”), Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”), Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”), Kashgar Sixiang LeHong Information Technology Co., Ltd. (“Kashgar Lehong”), Sixiang ZhiHui (HaiNan) Investment (“ZHHN”), and Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”), WXZJ’s subsidiary includes Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. (“ZHZJ”);

●	“paying user” refers to a registered user that has purchased virtual currency on our platforms at least once during the relevant period;

●	“paying ratio” for a given period is calculated by dividing (i) the sum of paying users in such period, by(ii) the total active users in such period;

●	“Purchase Agreement” refers to Common Stock Purchase Agreement, entered between the Company and White Lion Capital on February 23, 2021;

●	“QAU” refers to the number of active users in a given quarter;

●	“QY” or “Zhihui Qiyuan” refers to Zhihui Qiyuan (Beijing) Technology Co., Ltd.;
●	“QYHN” refers to ZhiHui Qiyuan (Hainan) Investment Co., Ltd.;

●	“QYHZ” or “Sixiang Qiyuan” refers to Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd.;

●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Scienjoy HK” refers to Scienjoy International Limited;

●	“SG” refers to Beijing Sixiang Shiguang Technology Co., Ltd.;

●	“Share Exchange Agreement” refers to the Share Exchanged Agreement, dated October 28, 2019, by and among Scienjoy Inc., the Company, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd.;

●	“SH” refers to ShiHuai (Beijing) Technology Co. Ltd.;

●	“SHC” refers to Scienjoy Holding Corporation, a British Virgin Islands holding company;

●	“SHWL” refers to ShanHaiWeiLan (Beijing) Technology Co., Ltd.;

●	“Sixiang Qiyuan VIEs” refer to Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) and its subsidiaries, including Xiuli (Zhejiang) Culture Technology Co., Ltd. (“XL”), Leku (Zhejiang) Culture Technology Co., Ltd. (“LK”), Haifan (Zhejiang) Culture Technology Co., Ltd. (“HF”), Xiangfeng (Zhejiang) Culture Technology Co., Ltd. (“XF”) and Hongren (Zhejiang) Culture Technology Co., Ltd. (“HR”), each such company formed under PRC Laws;

v

●	“SY” refers to Tianjin Sihui Peiying Technology Co., Ltd.;

●	“TF” refers to Tongfang Investment Fund Series SPC;

●	“US$”, “USD” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“variable interest entity,” “VIEs” or “VIE entities” refer to the variable interest entities, including Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs. Each of the VIEs is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were its wholly-owned subsidiaries;

●	“WBY” refers to WBY Entertainment Holdings Ltd.;

●	“Wealthbridge” refers to Wealthbridge Acquisition Limited;

●	“White Lion Capital” refers to White Lion Capital LLC;

●	“WLT” or “Weiliantong” refers to Beijing Weiliantong Technology Co., Ltd.;

●	“WXBJ” refers to Sixiang Wuxian (Beijing) Technology Co., Ltd.;

●	“WXZJ” refers to Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd.;

●	“WFOEs” or “our WFOEs” refer to our wholly foreign owned entities in China, which include WXBJ and WXZJ;

●	“ZH” refers to Sixiang Zhihui (Beijing) Technology Co., Ltd.;

●	“ZHHN” refers to Sixiang Zhihui (Hainan) Technology Co., Ltd.;

●	“ZHZJ” refers to Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd; and

●	“Zhihui Qiyuan VIEs” refer to Zhihui Qiyuan (Beijing) Technology, Co., Ltd. and its subsidiaries, including Zhihui Qiyuan (Beijing) Technology, Co. Ltd. or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including HX, LH, SG, MF, Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”), QYHN, HYHF, WLT, CDZH, Hongcheng Huiying (Zhejiang) Technology Industry Development Co., Ltd. (“HCHY”), and HYDC, each such company formed under PRC Law.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2023.

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

Summary of Risk Factors

An investment in our securities involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed fully in Risk Factors, which you should read in its entirety starting from page 1, and elsewhere in this annual report.

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

Risks Related to Doing Business in China

Our PRC subsidiaries and the VIEs are based in China and have the majority of the operations in China, so we and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or content posted on our platforms.

●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in the operations of the VIEs and our company as a whole and the value of our Class A ordinary shares.

●	Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty, which could materially and adversely affect the operations of the VIEs and our company as a whole and the value of our securities.

●	Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of our shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

●	The filing requirements of the CSRC will be required in connection with an offering under PRC rules, regulations or policies, and, if required, we shall further obtain approval or confirmation from other PRC governmental authorities with respect to future offering, and we cannot predict how soon we will be able to complete such filings in CSRC or whether obtain such approvals from other PRC governmental authorities.

●	The VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition and results of operations of the VIEs and our company, and future offerings in a public market as a whole.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact the business operations of the VIEs.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

●	Currently, there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, live streaming platform operators may have for virtual assets.

●	Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	PRC regulations relating to offshore investment activities by PRC residents may limit the ability of WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) to increase our registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

Risks related to Investment in our Class A Ordinary Shares

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

●	Heshine will control the outcome of our shareholder actions.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Our dual-class share structure with different voting rights and conversion of certain ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ordinary shares may view as beneficial.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Certain provisions of the Fourth Amended and Restated Memorandum and Articles of Association may be deemed to have an antitakeover effect.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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

The majority of our revenue is from sale of virtual gifts to users. The charisma and the high-quality content of top broadcasters are primary contributors to user stickiness and are difficult to be replicated by other less popular broadcasters.

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

We commenced business operations in 2012 and has experienced growth in the number of active and paying users and total revenue from 2014 to 2022 (despite a decline in 2018 due to our lowering our revenue sharing percentage for our broadcasters). In the fiscal year ended December 31, 2023, our total revenues decreased by 25% compared to the fiscal year ended December 31, 2022, primarily caused by decrease of paying users and average ARPPU due to competitive landscape of China’s mobile live streaming market. However, our past growth may not be indicative of our future performance, as the markets for our live streaming platforms and the related products and services are relatively new and rapidly developing. We must adapt ourselves to overcome challenges in a constantly evolving new market, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from live streaming, as well as our ability to explore other monetization avenues. However, our past experience and performance would not guarantee any future success if we are not able to adapt rapidly to the evolving market.

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

Our business objective includes expanding our business into overseas markets in Southeast Asia, the Middle East and South America. In September 2023, we formed a subsidiary, Scienjoy Verse Tech Ltd (“Scienjoy Verse”), in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop elegant metaverse lifestyle platform for users globally. As we continue to expand our international footprint, it will be increasingly susceptible to the risks associated with international operations. We have a limited operating history outside of China and the ability to manage our international operations successfully requires significant resources and management attention and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. In addition, we expect to incur significant costs associated with expanding our international operations, including hiring personnel internationally. The risks and challenges associated with doing business internationally and our international expansion include:

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

As of the date of this annual report, our platform “Showself” (秀色直播) has, since our operation commencement in 2014, received seven administrative penalties from Beijing Cultural Market Administrative Enforcement Department, all of which are minor penalties of fine, for the inappropriate conducts of broadcasters. The other two platforms of our, “Haixiu” (嗨秀秀场) and “Lehai” (乐嗨秀场), received three and two administrative penalties, respectively, from the same Department for the same reason. Beelive Chinese version (“Mifeng” 蜜疯直播) received two administrative penalties from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Haidian Security Bureau. Hongle.tv (“Hongle” 红人直播) received 2 administrative penalties from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Municipal Tax Bureau. All above mentioned defects have been timely remedied by the platforms and all remedial measures have been reported to the Department for its review and approval.

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

Our success depends in part on our relationship with and the performance of our independent third-party distributors. Any disruption to the operations of these relationships could cause material adverse impact on our business operation and financial performance.

Our success depends in part on the uninterrupted and reliable cooperation between the Company and our independent third-party distributors. We use independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. The third-party distributors may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents. Four independent third-party distributors accounted for 34.2%, 14.9%, 13.9% and 10.0% of the Company’s accounts receivable as of December 31, 2022, respectively. Three independent third-party distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively. As a result, our business is dependent on the performance of our distributors. Should any of these distributors decide not to renew their distribution agreements with us or fail to perform their obligations under their distribution agreements with us, our operation and financial performance could be materially adverse affected.

In addition, our dependence on our relationship with our third-party distributors may be affected by changes in governmental policies, taxation, rising inflation or interest rates, social instability, geopolitical conflicts and tensions, and diplomatic and social developments which are outside of our control. The occurrence of such events may have a material adverse impact on our business operation and financial performance.

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

We may be the subject of allegations, harassing, or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users, and customers.

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

We adopted an equity incentive plan on February 8, 2021, or the “2021 Plan”, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to all awards under the 2021 Share Incentive Plan is 3,000,000 Class A ordinary shares. As of the date of this annual report, total of 2,627,500 restricted share units have been granted under the 2021 Plan. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, exercise of the awards granted under the 2021 Plan by our employees will increase the number of our shares in circulation, which may have an adverse impact on our share price.

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

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to complete filings and obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, including the filing with CSRC if we issue additional securities for the acquisitions, which could result in increased delay and costs, and may derail our business strategy if it fails to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

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

WXBJ has entered into contractual arrangements with the Zhihui Qiyuan VIEs and their respective shareholders, and WXZJ has entered into contractual arrangements with the Sixiang Qiyuan VIEs and their respective shareholders. Such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIEs when and to the extent permitted by PRC law. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIEs because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIEs are consolidated as part of our financial statements.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which has become effective as of March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, impose related requirements for the overseas securities offering and listing by domestic enterprises. The Trial Measures grant the CSRC the authority to regulate the overseas offering and listing of PRC companies with VIE structures and allow filings by VIE-structured companies insofar as they comply with the relevant regulations. PRC companies that are already listed on overseas exchanges by or before March 31, 2023 are not required to make any filings with CSRC unless they raise additional equity financing, in which case CSRC may also consult with certain PRC governmental authorities that regulate the PRC companies’ business operations, or ask the Company to obtain approvals or confirmation from such authorities in advance.

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

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the VIEs in China. We entered into the VIE agreements with Zhihui Qiyuan VIEs on January 29, 2019 and entered into the VIE agreements with Sixiang Qiyuan VIEs on June 1, 2022. We generate most of our revenue from operations of the VIEs. Our shares (include Class A ordinary shares and Class A Preferred shares) are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiaries. we rely on contractual arrangements by and among WXBJ, the Zhihui Qiyuan VIEs and their shareholders and the contractual arrangements by and among WXZJ, the Sixiang Qiyuan VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to receive substantially all of the economic benefits from the VIEs’ operations and be the primary beneficiary of the VIEs for accounting purposes. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs.

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

Our former auditor, Friedman LLP, as a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Friedman LLP is headquartered in New York. We are not aware of any reasons to believe or conclude that Friedman LLP would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.  Our shares could still be delisted and prohibited from being traded over-the-counter under the HFCA Act PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

Our current auditor, OneStop Assurance PAC, as a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. OneStop Assurance PAC is headquartered in Singapore. We are not aware of any reasons to believe or conclude that OneStop Assurance PAC would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.  Our shares could still be delisted and prohibited from being traded over-the-counter under the HFCA Act PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to SHC’s access of the U.S. capital markets.

The filing of the CSRC will be required and approval and/or other requirements from other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to complete such filing or obtain such approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which has become effective as of March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, impose related requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings.

Our PRC counsel, has advised us that, we will not be required to submit an application to the CSRC for the approval regarding the Company’s listing shares on Nasdaq because the Company has already been listed before March 31, 2023. However, if the Company issues additional securities for refinancing or acquisition of domestic assets, or go listing in other public markets, it shall make filing with the CSRC within three days after completion of such offering, and may be subject to pre-examination, confirmation or approval from the competent PRC authorities governing our business operation in China, such as MIIT and CAC.

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

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China (as amended) and other Chinese laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss a PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

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

The joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the then SEC Chairman Jay Clayton and the then PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

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

A slowdown of the Chinese economy or adverse changes in the economic and political policies of the PRC could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We are a holding company and substantially all of our operations are conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 6.9% in 2015 to 6.7% in 2016, 6.8% in 2017 and 6.6% in 2018. The annual rate of growth further declined to 6.1% in 2019, the lowest since 1990. The annual rate of growth was 8.1% in 2021, 3.0% in 2022 and 5.2% in 2023. A slowdown in overall economic growth, an economic downturn or recession, or other adverse economic developments in the PRC may materially reduce the demand for the Group’s products and may have a material and adverse effect on its business.

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

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an “emerging growth company” until the fiscal year ended December 31, 2024. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or an annual revenue exceeds $1.235 billion, or the market value of its Class A ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. As a result, potential investors may be less likely to invest in our securities.

Heshine will control the outcome of our shareholder actions.

As of April 25, 2024, Heshine holds 5,032,208 shares of Class A ordinary shares and 2,925,058 shares of Class B shares. Assuming none of the outstanding warrants has been exercised, holds 50.59% of our aggregate voting power. Heshine’s voting power gives it the power to control actions that require shareholder approval under British Virgin Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association.

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

We are a Foreign Private Issuer and we have adopted a dual-class share structure, which includes Class A ordinary shares with one vote per share and Class B ordinary shares with ten votes per share. Currently Heshine holds 5,032,208 Class A ordinary shares and 2,925,058 Class B ordinary shares, which accounts for 50.89 % voting power of all issued and outstanding ordinary shares. Consequently, Heshine has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Heshine may also take actions that are not in the best interest of the Company or the Company’s other shareholders. In addition to limiting your ability to influence corporate matters, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving the Company’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of our Class A ordinary shares.

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

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we should not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for our current taxable year. However, there can be no assurance that this will be the case in our current taxable year or in future taxable years. If we were characterized as a PFIC, U.S. holders of the Class A ordinary shares may suffer adverse tax consequences such as (i) having gains realized on the sale of the Class A ordinary shares treated as ordinary income rather than capital gain, (ii) not qualifying for the preferential rate otherwise applicable to dividends received in respect of the Class A ordinary shares by individuals who are U.S. holders, and (iii) having interest charges apply to certain distributions by us and upon certain sales of the Class A ordinary shares.

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

Our principal executive offices are located at RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St, Yuhang District, Hangzhou, Zhejiang Province, China, 311113. Our telephone number at this address is (86) 571 8858 6668. Our registered office in the British Virgin Islands is located at Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York. Our website is http://www.scienjoy.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registration that make electronic filings with the SEC using the EDGAR system.

History of Scienjoy Inc.

Scienjoy Inc. is a holding company incorporated under the laws of the Cayman Islands on February 23, 2017 with authorized shares of 500,000,000 shares at a par value of $0.0001.

Scienjoy Inc., through its subsidiaries and variable interest entities, is principally engaged in operating its own live streaming platforms in the PRC. In 2014, Scienjoy Inc.’s first live streaming APP Showself Live Streaming was launched. Scienjoy Inc. subsequently launched “Lehai” in 2015 and “Haixiu” in 2016.

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

In December 2020, we set up two new subsidiary companies, Holgus Sixiang HaoHan Internet Technology Co.,Ltd. and Sixiang ZhiHui (HaiNan) Technology Co,. Ltd., and in March 2021, QY has set up a new subsidiary named ZhiHui QiYuan (HaiNan) Investment Co., Ltd. for general corporate purpose.

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

On July 25, 2023, the Company formed a wholly owned subsidiary Scienjoy Pte. Ltd. in Singapore. Scienjoy Pte. Ltd. is engaged in developing business in Singapore and other international markets.

On September 18, 2023, the Company, through a trust agreement with Mr Xiaowu He, Chief Executive Officer and Chairman of the Board, formed a 51% owned subsidiary Scienjoy Verse Tech Ltd (“Scienjoy Verse”) in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop metaverse lifestyle platform for users globally. On October 7, 2023, Scienjoy Verse entered into a share acquisition agreement with a third party to purchase 90% equity interests in SJ Verse Global Media LLC (formerly known as “Nujoom Almashareq Media L.L.C”). The transaction was completed on October 7, 2023.

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

Overview

We are a leading provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We had 201,498 active show broadcasters for the year ended December 31, 2023. We had over 320 million registered users by the end of December 31, 2023. For the year ended December 31, 2023, the number of paying users was 557,692, decreased 20.6% from 702,372 paying users in fiscal 2022. Before the BeeLive Acquisition, we operated primarily on three platforms (Showself Live Streaming, Lehai Live Streaming and Haixiu Live Streaming). Through the BeeLive Acquisition, we added two additional platforms (BeeLive Chinese (MiFeng) and BeeLive International) to our businesses. Through the Hongle Acquisition, we added one additional platform (Hongle.tv) to our businesses. All our platforms are using our own mobile applications, and have created a vibrant, interactive, and close community.

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

We have achieved significant growth since our inception. The number of registered users of the Company’s platforms at year end has increased from 170.7 million in 2018 to over 300 million in 2022. The platforms’ annual ARPPU was RMB2,725 and RMB2,592 for the years ended December 31, 2022 and 2023, respectively.

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

On September 6, 2023, we announced our strategic investment of US$3 million to acquire a 30% equity interest in DVCC TECHNOLOGY L.L.C, a Dubai-based metaverse company dedicated to transforming entertainment through innovation. This pivotal move signifies our unwavering commitment to metamorphosing its business transformation strategy from mobile entertainment to metaverse lifestyle, catalyzed by global expansion starting from the dynamic Middle East and North Africa (MENA) region.

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

Tap into the Next Phase of Significant Industry Potential through M&A

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

Our Users

We have an active and well-structured user base. In 2014, we transformed ourselves from a social network platform to a show live streaming platform. Since then, we have experienced increased broadcasting competition and refined our operations. We have also accumulated a diversified user group through constant innovation and promotion. Throughout December 31, 2022 up to December 31, 2023, the number of registered users on our platforms have reached over 320 million.

We do not limit ourselves to acquiring users solely through self-growth fission or third-party marketing. Instead, we adopt the model of win-win game to achieve stable and mutually beneficial expansion of our user base. In 2023, the number of paying users for our platforms was 557,692 and their average revenue per paid user (ARPPU) for fiscal 2023 was RMB2,592.

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

Intellectual Property

We regard our software copyrights, domain names, trademarks and other intellectual property as critical to our success. As of December 31, 2023, we had registered 326 copyrights in China, 15 domain names, 11 patents for live streaming technology, and 102 trademarks.

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

Legal Proceedings

In March 2022, Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), one of our PRC subsidiaries was sued in a litigation brought by certain individual (“WLT Litigation”) in Wuyuan County People’s Court, Inner Mongolia Autonomous Region, China. In the WLT Litigation, Weiliantong was named as a joint defendant together with a broadcaster of the Hongle.tv live streaming platform, which was operated by Weiliantong. In this case, one of the reliefs demanded by the plaintiff was a refund in the amount of RMB 2,113,879 and accrued interest to the plaintiff. On November 25, 2022, in the judgment made by the first instance trial court, the court ruled in favor of the plaintiff and determined that Weiliantong should refund such amount of RMB 2,113,879 and accrued interest to the plaintiff. Weiliantong subsequently appealed on December 9, 2022 in Bayannur City Intermediate People’s Court, Inner Mongolia Autonomous Region, China. In the second instance trial, Weiliantong was successful in its appeal. However, the plaintiff has applied for a retrial, and the Higher People’s Court of Inner Mongolia Autonomous Region has not yet decided whether to hear the case.

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

Dividend distribution

The principal regulations governing distribution of dividends paid by wholly foreign-invested enterprises include the PRC Company Law, promulgated in 1993 and amended in 2004, 2005, 2013, 2018 and 2023, and the Foreign Investment Law and its Implementation Rules.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings. The Company shall be subject to filing in CSRC for its issuance of new securities in the same overseas public market or being listed in other public markets for its offerings. The Trial Measures and other relevant regulations or rules may be published by CSRC and other governmental authorities subsequently, if any, may also ask for high requirements or put restrictions and even prohibitions against the Company’s further financing and actions for issuance of new securities.

C.	Organizational Structure

We are a British Virgin Islands holding company and conduct our operations in the PRC through contractual arrangements with the VIEs, including Zhihui Qiyuan and Sixiang Qiyuan and their subsidiaries, and through our WFOEs and the wholly owned subsidiaries of WFOEs. Through our Hong Kong subsidiary Scienjoy International Limited, we own a direct equity interest in our WFOEs, including WXBJ and WXZJ. WXBJ, Zhihui Qiyuan and Zhihui Qiyuan’s registered shareholders are parties to the VIE agreements, pursuant to which the profits of Zhihui Qiyuan and its subsidiaries, each such company formed under PRC Laws, are directly or indirectly payable to WXBJ. WXZJ, Sixiang Qiyuan and Sixiang Qiyuan’s registered shareholders are parties to the VIE agreements, pursuant to which the profits of Sixiang Qiyuan and its subsidiaries, each such company formed under PRC Laws, are directly or indirectly payable to WXZJ. Any failure by any of the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, would have a material adverse effect on our business. See “Risk Factors—Risks Related to Our Corporate Structure.”

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

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 325.0 million registered users by the end of December 31, 2023, increased from 320.2 million registered users for the year ended December 31, 2022.

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

On July 25, 2023, the Company formed a wholly owned subsidiary Scienjoy Pte. Ltd.in Singapore. Scienjoy Pte. Ltd is engaged in developing business in Singapore and other international markets.

On September 18, 2023, the Company, through a trust agreement with Mr. Xiaowu He, Chief Executive Officer and Chairman of the Board, formed a 51% owned subsidiary Scienjoy Verse Tech Ltd (“Scienjoy Verse”) in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop elegant metaverse lifestyle platform for users globally. On July 10, 2023, Scienjoy Verse entered into a share acquisition agreement with a third party to purchase 90% equity interests in SJ Verse Global Media LLC (formerly as “Nujoom Almashareq Media L.L.C”). The transaction was completed on October 7, 2023.

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

Summary Consolidated Statements of Income

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Total revenue	1,669,358	1,953,257	1,464,871	206,323
Cost of revenues	(1,364,902)	(1,670,068)	(1,272,145)	(179,178)
Gross profit	304,456	283,189	192,726	27,145
Sales and marketing expenses	(4,807)	(2,127)	(1,355)	(191)
General and administrative expenses	(65,233)	(61,005)	(75,582)	(10,646)
Research and development expenses	(70,039)	(67,538)	(75,116)	(10,580)
Recovery of (provision for) doubtful accounts	1,592	(2,739)	(17,865)	(2,516)
Income from operations	165,969	149,780	22,808	3,212
Change in fair value of contingent consideration	(33,584)	13,071	(5,624)	(792)
Change in fair value of warrant liabilities	16,421	10,776	170	24
Change in fair value of investment	25,831	1,760	(9,023)	(1,271)
Investments (loss) income	(2,998)	25,449	(31,328)	(4,412)
Impairment of long-term investments	-	-	(11,800)	(1,662)
Interest income, net	3,962	2,506	2,739	386
Other (loss) income, net	(90)	11,443	7,449	1,049
Foreign exchange gain (loss), net	105	(1,493)	(1,887)	(266)
Income (loss) before income taxes	175,616	213,292	(26,496)	(3,732)
Income tax expense	(5,604)	(18,067)	(8,480)	(1,194)
Net income (loss)	170,012	195,225	(34,976)	(4,926)
Less: net income (loss) attributable to noncontrolling interest	-	1,892	(4,188)	(590)
Net income (loss) attributable to the Company’s shareholders	170,012	193,333	(30,788)	(4,336)

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the years ended December 31, 2021, 2022 and 2023, revenue from consumable virtual items represented over 97% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,617,056	1,886,179	1,420,258	200,040
Live streaming - time based virtual item revenue	32,905	27,683	25,004	3,522
Technical services and others	19,397	39,395	19,609	2,761
Total revenue	1,669,358	1,953,257	1,464,871	206,323

As of December 31, 2023, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the years indicated:

	For the years ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB and USD	RMB	RMB	RMB	US$
Showself	595,004	521,155	334,186	47,070
Lehai	242,910	241,851	263,517	37,116
Haixiu	326,661	317,953	245,049	34,514
Beelive	485,386	545,296	304,730	42,921
Hongle	-	287,607	297,780	41,941
Technical services and others	19,397	39,395	19,609	2,761
TOTAL	1,669,358	1,953,257	1,464,871	206,323

The total number of paying users at Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live for the years indicated is as following:

	For the year ended December 31,
	2021	2022	2023
Showself	329,127	239,691	143,515
Lehai	189,653	158,034	147,900
Haixiu	188,039	133,147	108,576
Beelive	133,821	93,027	84,998
Hongle	-	78,473	72,703
TOTAL	840,640	702,372	557,692

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live is as following (amounts in RMB):

	For the year ended December 31,
	2021	2022	2023	2023
In RMB and USD	RMB	RMB	RMB	USD
Showself	1,808	2,174	2,329	328
Lehai	1,281	1,530	1,782	251
Haixiu	1,737	2,388	2,257	318
Beelive	3,627	5,862	3,585	505
Hongle	-	3,665	4,096	577
Overall average	1,963	2,725	2,592	365

Among five brands of live streaming platforms, Showself Live streaming contributed at least 26% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the years ended December 31, 2021, 2022 and 2023 was RMB1,963, RMB2,725 and RMB2,592, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the year ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Revenue sharing fees	(1,179,935)	(1,521,100)	(1,158,959)	(163,235)
User acquisition costs	(120,196)	(98,568)	(63,116)	(8,890)
Bandwidth related costs	(9,802)	(13,281)	(12,684)	(1,787)
Others	(54,969)	(37,119)	(37,386)	(5,266)
TOTAL	(1,364,902)	(1,670,068)	(1,272,145)	(179,178)

Revenue sharing fees and content cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees were 71%, 78% and 79% of revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As we need to attract more talented broadcasters and offer more content to users, we adjusted our revenue sharing policy and provided broadcasters with higher revenue sharing percentage to attract more talented broadcasters. As a result, the revenue sharing fees increased by 29% in fiscal 2022 compared to fiscal 2021, and decreased by 24% in fiscal 2023 compared to fiscal 2022 which was in line with the decrease of revenue in the fiscal 2023. We expect our sharing fees and content cost for live streaming revenue to increase in line with the growth of our live streaming operations.

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

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the years ended December 31, 2021, 2022 and 2023 other cost represented approximately 2% to 3% of related total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for doubtful accounts.

	For the year ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB and USD	RMB	RMB	RMB	USD
Sales and marketing expenses	(4,807)	(2,127)	(1,355)	(191)
General and administrative expenses	(65,233)	(61,005)	(75,582)	(10,646)
Research and development expenses	(70,039)	(67,538)	(75,116)	(10,580)
Recovery of (Provision for) doubtful accounts	1,592	(2,739)	(17,865)	(2,516)

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

Recovery of (provision for) doubtful accounts: We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for doubtful accounts, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account. We expect that the provision for doubtful accounts to decline as we have committed more resources to collection of account receivables.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue: Total revenues decreased by 25.0% to RMB1,464.9 million for the year ended December 31, 2023 from RMB1,953.3 million for the year ended December 31, 2022, primarily caused by decrease of paying users and average ARPPU due to competitive landscape of China’s mobile live streaming market. Total paying users were 557,692 for the year ended December 31, 2023, compared to 702,372 for the year ended December 31, 2022. The overall ARPPU for the years ended December 31, 2022 and 2023 was RMB2,725 and RMB2,592, respectively

Cost of revenues: Our cost of revenues decreased by 23.8%, to RMB1,272.1 million for the year ended December 31, 2023 from RMB1,670.1 million for the year ended December 31, 2022. The decrease was primarily attributable to a 23.8%, or RMB362.1 million, year-over-year decrease in the Company’s revenue sharing fees and content costs.

Gross profit: Our gross profit decreased by 31.9% to RMB192.7 million for the year ended December 31, 2023 from RMB283.2 million for the year ended December 31, 2022.

Total operating expenses: Total operating expenses increased by 27.4% to RMB169.9 million for the year ended December 31, 2023 from RMB133.4 million for the year ended December 31, 2022.

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 36.3%, to RMB1.4 million for the year ended December 31, 2023 from RMB2.1 million for the year ended December 31, 2022. This decrease was mainly due to fewer marketing activities.

●	General and administrative expenses: Our general and administrative expenses increased by 23.9%, to RMB75.6 million for the year ended December 31, 2023 from RMB61.0 million for the year ended December 31, 2022. The increase was primarily due to an increase of RMB4.9 million in employee salary and welfare, an increase of RMB4.0 million in share base compensations, increase of RMB2.5 million office renovation expenses.

●	Research and development expenses: Our research and development expenses increased by 11.2% to RMB75.1 million for the year ended December 31, 2023 from RMB67.5 million for the year ended December 31, 2022, due to an increase of RMB7.5 million in employee salary and welfare

●	Provision for doubtful accounts: Our provision for doubtful accounts increased by 552.2% to RMB17.9 million for the year ended December 31, 2023 from RMB2.7 million for the year ended December 31, 2022, primary due to one-time credit loss provision of RMB16.3 million for the loan receivable.

Change in fair value of contingent consideration: Change in fair value of contingent consideration amounted to a loss of RMB5.6 million for the year ended December 31, 2023, as compared with a gain of RMB13.1 million for the year ended December 2022. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities: Change in fair value of warrant liabilities decreased to a gain of RMB0.2 million for the year ended December 31, 2023 from a gain of RMB10.8 million for the year ended December 31, 2022. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security: Change in fair value of investment in marketable security amounted to a loss of RMB9.0 million for the year ended December 31, 2023, as compared with a gain of RMB1.8 million for the year ended December 31, 2022. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment income (loss): Investment loss amounted to RMB31.3 million for the year ended December 31, 2023, as compared with an investment income of RMB25.4 million for the year ended December 31, 2022. The investment loss for the year ended December 31, 2023 was primarily attributable to both one-time share of unrealized loss of RMB30.7 million in the long-term investments.

Impairment of long-term investments: Impairment of long-term investments amounted to RMB11.8 million for the year ended December 31, 2023, no such impairment suffered for the year ended December 31, 2022.

Net income (loss): As a result of the foregoing, net loss amounted to RMB35.0 million for the year ended December 31, 2023, as compared with a net income of RMB195.2 million for the year ended December 31, 2022.

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

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 56%, from RMB4.8 million for the year ended December 31, 2021 to RMB2.1 million for the year ended December 31, 2022. This decrease was mainly due to fewer promotional activities.

●	General and administrative expenses: Our general and administrative expenses decreased by 6%, from RMB65.2 million for the year ended December 31, 2021 to RMB61.0 million for the year ended December 31, 2022. The decrease was primarily due to a decrease of RMB9.5 million in share base compensations, partially offset by more consulting and professional fees due to the expansion of the Company and amortization of intangible asset.

●	Research and development expenses: Our research and development expenses decreased from RMB70.0 million for the year ended December 31, 2021 to RMB67.5 million for the year ended December 31, 2022 due to a decrease of RMB13.9 million in share base compensations, partially offset by higher employee salary and welfare as a result of increased R&D headcounts.

●	Recovery of (provision for) doubtful accounts: Our provision for doubtful accounts for the year ended December 31 2022 was RMB2.7 million as compared to a recovery of doubtful accounts of RMB1.6 million for the year ended December 31, 2021, due to slowly collection.

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

Cash Flows and Working Capital

The Company sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw.

As of December 31, 2022 and 2023, RMB172,514 and RMB199,822, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short-term investments as of December 31, 2022 and 2023.

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

The following table presents the summary of the Company’s cash flow data.

	For the year ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB	RMB	RMB	RMB	USD
Net cash provided by operating activities	116,301	57,551	102,694	14,464
Net cash used in investing activities	(115,124)	(113,246)	(67,190)	(9,462)
Net cash provided by (used in) financing activities	15,284	(11,482)	(5,223)	(735)
Effect of foreign exchange rate changes on cash	(282)	1,522	(108)	(17)
Net (decrease) increase in cash and cash equivalents	16,179	(65,655)	30,173	4,250
Cash and cash equivalents at beginning of the year	224,768	240,947	175,292	24,689
Cash and cash equivalents at end of the year	240,947	175,292	205,465	28,939

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

 Net cash provided by operating activities was RMB102.7 million for the year ended December 31, 2023. The difference between the net cash provided by operating activities and net loss of RMB35.0 million was primarily attributable to non-cash adjustment of RMB99.9 million, a decrease in accounts receivable of RMB54.1 million due to declining revenue, a decrease in prepaid expense and other current assets of RMB20.3 million, an increase in accrued expenses and other current payables of RMB7.3 million, partially offset by decreased in accounts payable of RMB43.1 million.

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

Net cash used in investing activities amounted to RMB67.2 million for the year ended December 31, 2023, primarily due to RMB63.4 million paid for long term investments and RMB3.5 million cash paid for acquisition of SJ Verse (formerly name as “Nujoom Almashreq Media L.L.C”).

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

Financing Activities

Net cash used in financing activities amounted to RMB5.2 million for the year ended December 31, 2023, primarily due to payment of RMB2.7 million for treasure stocks and RMB10.0 million for bank loan, partially offset by RMB5.0 million proceed from bank loan and RMB1.8 million contributed from non-controlling shareholders.

Net cash used in financing activities amounted to RMB11.5 million for the year ended December 31, 2022, primarily due to payment of RMB 16.5 million paid for treasure stocks, offset by RMB5.0 million proceed from bank loan.

Net cash provided by financing activities amounted to RMB15.3 million for the year ended December 31, 2021, primarily due to net proceeds of RMB 15.3 million from private placement and exercised of warrants and Unit Purchase Option.

Capital Expenditures.

For the years ended December 31, 2021, 2022 and 2023, the Company’s capital expenditure amounted to RMB1.4 million, RMB2.2 million and RMB0.5 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

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

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

Accounts Receivable and Allowance for Credit Losses

Accounts receivables are stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. the Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

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

Technical Services and others

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2021, 2022 and 2023.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2023, the Company determined it was unlikely that its reporting unit fair value was less than its carrying value and no quantitative assessment was required.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2022 and 2023. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information of our senior management and directors, and their ages as of the date of this report.

Names	Age	Position
Xiaowu He	48	Director, Chief Executive Officer, and Chairman of the Board
Bo Wan	48	Director, Chief Operating Officer
Denny Tang	54	Chief Financial Officer
Yongsheng Liu	54	Director, Vice Chairman of the Board
Hucheng Zhou	44	Independent Director
Huifeng Chang	58	Independent Director
Jian Sun	42	Independent Director
Jun Lu	47	Independent Director

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

Jun Lu. Dr. Lu has extensive experience in technology research and development. In August 2021, he co-founded Version X LLC, a startup company focusing on software creation services for product scaling on the Internet (the “Version X”). Version X developed a pioneering expert system that applied the latest DNA science developments and hands-on clinical research to effectively improve everyday health and well-being of sub-health individuals. Version X also developed a cloud-based exchange system for freight forwarders and shippers to trade ocean container space and improve the utilization of idle container capacity. From October 2019 to February 2022, Dr. Lu acted as a Site Tech Lead at Houzz Inc., where he led, managed, and expanded the Santa Monica engineering team to operate a major product line. From October 2007 to October 2019, Dr. Lu was with Google, supervising the Site Reliability Engineering (the “SRE”) team in Los Angeles. The SRE team assumed responsibility for keeping Google’s vital services and infrastructures running reliably. Dr. Lu had designed several patented systems that were used in various Google products, such as Google Ads, Google Photos, and YouTube. Dr. Lu’s expertise was in large-scale system design, development, and monitoring. Dr. Lu performed research in self-organizing ad hoc networks at the University of California, Irvine, carrying out research projects supported by various government agencies or programs including National Science Foundation, Defense Advanced Research Projects Agency, and California MICRO and CoRe programs. Dr. Lu had published research papers in top conferences and journals and authored book chapters on ad-hoc and peer-to-peer networks. Dr. Lu obtained his Doctor of Philosophy and Master of Science degrees in Computer Science from the University of California, Irvine in 2008 and 2003 respectively. Dr. Lu also received his Master’s and Bachelor’s degrees in Computer Engineering from the Beijing University of Post and Telecommunications in Beijing, China in 2000 and 1997 respectively.

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

B.	Compensation of Directors and Executive Officers

Executive Officers Compensation of Scienjoy Inc. for the Last Full Financial Year

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB 2.0 million (US$0.3 million) in cash to our directors and executive officers, and we paid an aggregate of RMB 0.8 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Equity Incentive Plan.”

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, for the purpose of to providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of Class A ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. In 2022 and 2023, the Company repurchased 794,120 and 119,725 restricted shares units respectively. As of the date of this annual report, a total of 2,627,500 restricted share units has been granted under the 2021 Plan.

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

Committees of the Board of Directors

There are four standing committee of our Board: the Audit Committee, the Nominating Committee, the Compensation Committee and the Cybersecurity Committee. The composition of each committee are described below:

●	Audit Committee: Jian Sun (Chairperson), Huifeng Chang, and Jun Lu;

●	Nominating Committee: Huifeng Chang (Chairperson), Jian Sun, and Jun Lu;

● ●	Compensation Committee: Jun Lu (Chairperson), Huifeng Chang, and Jian Sun; and Cybersecurity Committee: Jun Lu, Xiaowu He, and Bo Wan.

The members of each of the Audit Committee, the Nominating Committee and the Compensation Committee are all “independent” under the Nasdaq’s listing standards. Mr. Chang is also a “financial expert” under the listing requirements of Nasdaq.

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

The Cybersecurity Committee is responsible for the oversight of risks from cybersecurity threats. The Cybersecurity Committee reviews and discusses with the management and the Board the (i) Company’s cybersecurity risks, including network security, information security, data privacy and protection, and third-party cybersecurity risks, (ii) results of internal cybersecurity audits, if any, (iii) steps management has taken to identify, assess, monitor, manage, and mitigate cybersecurity risks, and (iv) emerging technology risks.

D.	Employees

We had 272 employees as of December 31, 2023, of which 252 employees were located in China and 20 employees were located in Dubai. We had 277 employees as of December 31, 2022., all of our employees were located in China. The following table sets forth a breakdown of our employees by function as of December 31, 2023 and as of December 31, 2022.

	As of December 31, 2023		As of December 31, 2022
	Number	%	Number	%
Functions:
General Operations	73	26.8%	75	27.1%
Research and Development	103	37.9%	111	40.1%
Sales and Marketing	15	5.5%	14	5.1%
Legal and Internal Audit	4	1.5%	4	1.4%
General Administration	43	15.8%	40	14.4%
Product	34	12.5%	33	11.9%
Total number of employees	272	100%	277	100%

E.	Share Ownership

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

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

The percentages in the table are based on 38,516,968 shares of Class A Ordinary Shares and 2,925,058 shares of Class B Ordinary Shares outstanding as of April 25, 2024.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power
	Number	Number	Number	%	%
Director and Executive Officers: (1)
Xiaowu He (2)	5,032,208	2,925,058	7,957,266	19.20%	50.59%
Bo Wan (3)	1,968,308	-	1,968,308	4.75%	2.90%
Yongsheng Liu	*	-	*	*	*
Hucheng Zhou	*	-	*	*	*
Huifeng Chang	*	-	*	*	*
Jian Sun	*	-	*	*	*
Jun Lu	*	-	*	*	*
Denny Tang	-	-	-	-	-
All Directors and Executive Officers as a Group (8 individuals)	7,128,716	2,925,058	10,053,774	24.26%	53.68%
Principal Shareholders:
Wolter Global Investment Limited (4)**	4,672,203	-	4,672,203	11.27%	6.89%
WBY Entertainment Holdings Ltd. (3) (5)**	1,968,308	-	1,968,308	4.75%	2.90%
Heshine Holdings Limited (2)**	5,032,208	2,925,058	7,957,266	19.20%	50.59%
Tongfang Stable Fund (6)**	12,113,334	-	12,113,334	29.23%	17.87%

*	Less than 1%

**	The share numbers of each of these shareholders are based on the most recent Schedule 13D filed by such shareholder.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation RM1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, P.R. China.

(2)	Mr. Xiaowu He owns 100% equity interest in Heshine Holdings Limited. He has the sole voting and dispositive power over the securities held by Heshine Holdings Limited.

(3)	Mr. Bo Wan has sole voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(4)	Mr. Junpeng Guo owns 100% equity interest in Wolter Global Investment Limited. The address of Wolter Global Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island.

(5)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Viva Plan Limited owns 100% equity interest in Tongfang Stable Fund. The address of Tongfang Stable Fund is Unit 2102-3, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.

As of April 25, 2024, 22,007,407 of our Class A Ordinary Shares are held by record holders in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties that occurred since the beginning of the last fiscal year up to the date of this annual report.

The principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders
Enmoli Inc.	Where Mr. He Xiaowu acted as director
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO
Chengdu Brightfututure Education Technology Co., Ltd	Controlled by a direct relative of CEO
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

Purchases from related parties

For the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

		For the years ended December 31,
		2021	2022	2023	2023
(All amounts in thousands)		RMB	RMB	RMB	USD
Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	531	-	-	-
Enmoli Inc.	Interest expense	480	-	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	462	-	-	-
Sixiang Zhuohong Private Equity LP	Sold 11.5385% equity interest of Banyou to the Company	-	-	37,500	5,282

Balances with related parties

As of December 31, 2022 and 2023, the amounts due from/to related parties are as follows:

	2022	2023	2023
(All amounts in thousands)	RMB	RMB	USD
Amount due from related parties
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)(1)	1,052	-	-
Chengdu Brightfututure Education Technology Co. Ltd	63	-	-
Enmoli Inc.(2)	-	355	50
Total	1,115	355	50

(1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022. The loan was collected on March 16, 2023 subsequently.

(2)	The balance was collected on January 12, 2024.

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

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of April 18, 2023				As of April 25, 2024
Total Number	7				7
	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

As of April 25, 2024, we did not have at least one diverse director as defined in Rule 5605(f) of the Nasdaq Listing Rules because we have not yet identified a suitable candidate. Our board of directors has not yet identified, and may not identify, potential director nominees that qualify as diverse, possess the skillsets and other qualifications our board of directors seeks to bring to the Company, and that have an interest in serving on our board of directors.

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

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of Class A ordinary shares, 2,925,058 Class B ordinary shares and 50,000,000 Class A preferred shares, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of April 25, 2024, 38,516,968 Class A ordinary shares and 2,925,058 shares of Class B ordinary shares are issued and outstanding.

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

Our board of directors may issue Class A preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Class A ordinary shares.

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

Warrants

As of February 6, 2024, we have no warrants issued and outstanding. On February 5, 2024, the fifth year anniversary of the effectiveness of Wealthbridge’s registration statement relating to its initial public offering, all the warrants issued as part of the units issued in Wealthbridge’s initial public offering and the private placement consummated simultaneously with the initial public offering expired and were cancelled pursuant to the terms of the Warrant Agreement by and between Wealthbridge and Continental Stock Transfer & Trust Company, dated February 5, 2019.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Ordinary Shares that is, for U.S. federal income tax purposes,

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be adjusted pursuant to a formula provided in applicable Treasury regulations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2022 and 2023, RMB172,514 and RMB199,822 (US$28,144), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Changes in Internal Control over Financial Reporting

Remediation of previously reported material weaknesses

In previous years, we have reported material weaknesses relating to the design and operating effectiveness of our internal control over financial reporting. The identified material weaknesses include our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

During fiscal year ended December 31, 2023, our management implemented our previously disclosed remediation plans, including (i) engaging an international consulting firm to assist us to improve our internal control over financial reporting. (ii) allocating additional resources, including staff or external consultants with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (iii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs.

During the fourth quarter of fiscal year 2023, we completed our testing of the operating effectiveness of our controls, including the effects of the remediation actions described above, and found them to be effective. As a result, we have concluded the material weaknesses have been remediated as of December 31, 2023.

ITEM 16. [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Jian Sun, Jun Lu and Huifeng Chang, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

On May 12, 2020, our Board adopted (a) an Amended and Restated Code of Conduct and Ethics (the “Code”), which amended and restated our then existing code of conduct and ethics (the “Existing Code) in its entirety and applies to all officers, directors, and employees of us and our subsidiaries, and (b) an Insider Trading Policy (the “Policy”).

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by OneStop Assurance PAC.

For the Year Ended December 31, 2023
Audit Fees (1)	441,000
Audit-related Fees (2)	18,400
Total	459,400

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

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

Not Applicable

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 19, 2022, we dismissed Friedman LLP (“Friedman”) as our independent registered public accounting firm. Effective April 19, 2022, OneStop Assurance PAC (“OneStop”) has been engaged as our new independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of Friedman and the engagement of OneStop as the independent registered public accounting firm. Friedman served as the independent registered public accounting firm for us since May 12, 2020.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K. Cybersecurity.

The Board established a Cybersecurity Committee that is responsible for the oversight of risks from cybersecurity threats. The Cybersecurity Committee reviews and discusses with the management and the Board the (i) Company’s cybersecurity risks, including network security, information security, data privacy and protection, and third-party cybersecurity risks, (ii) results of internal cybersecurity audits, if any, (iii) steps management has taken to identify, assess, monitor, manage, and mitigate cybersecurity risks, and (iv) emerging technology risks.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2018).
2.3	Warrant Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
2.4*	Description of Securities.
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10*	Employment Agreement between Hongren (Zhejiang) Culture Technology Co., Ltd. and Bo Wan, dated April 1, 2024 (English Translation).

4.11*	Employment Agreement between Beijing Le Hai Technology Co. Ltd. and Bentong Deng. (Denny Tang), dated April 1, 2024 (English Translation).
4.12	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.26	Resale Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.20 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.28	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.29	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.30	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.33	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.34	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.40	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.41	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.42	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.43	Exclusive Business Cooperation Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
8.1*	Subsidiaries of the Registrant.
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Beijing Feng Yu Law Firm
16.1	Letter from Friedman LLP to the Securities and Exchange Commission, dated April 19, 2022. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K filed with the SEC on April 19, 2022).
97*	Policy Related to Recovery of Erroneously Awarded Compensation, adopted November 29, 2023.
99.1*	Amended and Restated Audit Committee Charter.
99.2*	Amended and Restated Compensation Committee Charter
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: April 26, 2024

SCIENJOY HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Scienjoy Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

April 26, 2024

SCIENJOY HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	175,292	205,465	28,939
Accounts receivable, net	316,657	260,979	36,758
Prepaid expenses and other current assets	115,170	78,653	11,078
Amounts due from related parties	1,115	355	50
Investment in marketable security	40,548	31,525	4,440
Total current assets	648,782	576,977	81,265

Property and equipment, net	2,735	2,193	309
Intangible assets, net	419,055	412,154	58,051
Goodwill	172,781	182,467	25,700
Long term investment	234,176	254,411	35,833
Long term deposits and other assets	953	726	102
Right-of-use assets-operating lease	19,209	12,157	1,712
Deferred tax assets	4,337	7,379	1,039
Total non-current assets	853,246	871,487	122,746
TOTAL ASSETS	1,502,028	1,448,464	204,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	5,000	-	-
Accounts payable	116,251	73,183	10,306
Accrued salary and employee benefits	12,428	14,763	2,079
Accrued expenses and other current liabilities	13,264	27,610	3,889
Contingent consideration – earn-out liability	4,336	-	-
Warrant liabilities	166	-	-
Income tax payable	13,531	13,005	1,832
Lease liabilities-operating lease -current	7,174	7,974	1,123
Deferred revenue	93,383	97,586	13,745
Total current liabilities	265,533	234,121	32,974

Non-current liabilities
Deferred tax liabilities	61,236	59,818	8,425
Lease liabilities-operating lease -non-current	12,773	4,798	676
Total non-current liabilities	74,009	64,616	9,101
TOTAL LIABILITIES	339,542	298,737	42,075

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively. 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively.
Class A ordinary shares	396,880	423,623	59,666
Class B ordinary shares	23,896	23,896	3,366
Shares to be issued	33,923	30,777	4,335
Treasury stocks	(16,482)	(19,216)	(2,707)
Statutory reserves	39,208	44,698	6,296
Retained earnings	665,099	628,821	88,568
Accumulated other comprehensive income	18,070	17,965	2,530
Total shareholders’ equity	1,160,594	1,150,564	162,054
Non-controlling interests	1,892	(837)	(118)
Total equity	1,162,486	1,149,727	161,936
TOTAL LIABILITIES AND EQUITY	1,502,028	1,448,464	204,011

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,617,056	1,886,179	1,420,258	200,040
Live streaming - time based virtual item revenue	32,905	27,683	25,004	3,522
Technical services and others	19,397	39,395	19,609	2,761
Total revenue	1,669,358	1,953,257	1,464,871	206,323
Cost of revenues	(1,364,902)	(1,670,068)	(1,272,145)	(179,178)
Gross profit	304,456	283,189	192,726	27,145
Sales and marketing expenses	(4,807)	(2,127)	(1,355)	(191)
General and administrative expenses	(65,233)	(61,005)	(75,582)	(10,646)
Research and development expenses	(70,039)	(67,538)	(75,116)	(10,580)
Recovery of (provision for) doubtful accounts	1,592	(2,739)	(17,865)	(2,516)
Income from operations	165,969	149,780	22,808	3,212
Change in fair value of contingent consideration	(33,584)	13,071	(5,624)	(792)
Change in fair value of warrant liabilities	16,421	10,776	170	24
Change in fair value of investment	25,831	1,760	(9,023)	(1,271)
Investments income (loss)	(2,998)	25,449	(31,328)	(4,412)
Impairment of long-term investments	-	-	(11,800)	(1,662)
Interest income, net	3,962	2,506	2,739	386
Other income (loss), net	(90)	11,443	7,449	1,049
Foreign exchange gain (loss), net	105	(1,493)	(1,887)	(266)
Income (loss) before income taxes	175,616	213,292	(26,496)	(3,732)
Income tax expense	(5,604)	(18,067)	(8,480)	(1,194)
Net income (loss)	170,012	195,225	(34,976)	(4,926)
Less: net income (loss) attributable to noncontrolling interest	-	1,892	(4,188)	(590)
Net income (loss) attributable to the Company’s shareholders	170,012	193,333	(30,788)	(4,336)

Other comprehensive income (loss):
Other comprehensive income (loss) - foreign currency translation adjustment	2,313	955	(105)	(15)
Comprehensive income (loss)	172,325	196,180	(35,081)	(4,941)
Less: comprehensive income (loss) attributable to non-controlling interests	-	1,892	(4,188)	(590)
Comprehensive income (loss) attributable to the Company’s shareholders	172,325	194,288	(30,893)	(4,351)

Weighted average number of shares*
Basic	30,842,183	39,263,147	40,649,414	40,649,414
Diluted	30,842,183	39,263,147	40,649,414	40,649,414

Earnings (loss) per share
Basic	5.51	4.92	(0.76)	(0.11)
Diluted	5.51	4.92	(0.76)	(0.11)

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Treasury stocks		Shares to be	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total’
	Shares*	Amount	Shares*	Amount	issued	reserves	earnings	income	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	27,037,302	(96,349)	-	-	200,100	18,352	322,610	14,802	-	459,515

Net income							170,012		-	170,012
Issuance of shares for achievement of earnout target	3,540,960	200,100	-	-	(200,100)	-	-	-		-
Issuance shares for private placement	108,230	4,177	-	-	-	-	-	-	-	4,177
Exercise of warrants	48,149	4,340	-	-	-	-	-	-	-	4,340
Exercise of Unit Purchase Option	110,000	9,112	-	-	-	-	-	-	-	9,112
Share base compensation	-	31,857	-	-	-	-	-	-	-	31,857
Shares to be issued for achievement of earnout target	-	-	-	-	128,119	-	-	-	-	128,119
Appropriation to statutory reserves	-	-	-	-	-	13,423	(13,423)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	2,313	-	2,313
Balance as of December 31, 2021	30,844,641	153,237	-	-	128,119	31,775	479,199	17,115	-	809,445
Issuance of shares for achievement of earnout target	3,540,960	128,119	-	-	(128,119)	-	-	-	-	-
Shares issued for Weiliantong Acquisition	3,898,511	127,466	-	-	-	-	-	-	-	127,466
Share base compensation	1,325,614	11,954	-	-	-	-	-	-	-	11,954
Shares to be issued for achievement of earnout target	-	-	-	-	13,106	-	-	-	-	13,106
Shares to be issued for Weiliantong Acquisition	-	-	-	-	20,817	-	-	-	-	20,817
Treasury stocks	-	-	(794,120)	(16,482)	-	-	-	-	-	(16,482)
Appropriation to statutory reserves	-	-	-	-	-	7,433	(7,433)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	955	-	955
Net income	-	-	-	-	-	-	193,333	-	1,892	195,225
Balance as of December 31, 2022	39,609,726	420,776	(794,120)	(16,482)	33,923	39,208	665,099	18,070	1,892	1,162,486
Issuance of shares for achievement of earnout target	995,118	13,106	-	-	(13,106)	-	-	-	-	-
Share base compensation	434,093	13,637	-	-	-	-	-	-	-	13,637
Shares to be issued for achievement of earnout target	-	-	-	-	9,960	-	-	-	-	9,960
Acquisition of SJ Verse Global Media LLC	-	-	-	-	-	-	-	-	(288)	(288)
Capital contribution by non-controlling shareholders	-	-	-	-	-	-	-	-	1,751	1,751
Treasury stocks	-	-	(119,725)	(2,734)	-	-	-	-	-	(2,734)
Appropriation to statutory reserves	-	-	-	-	-	5,490	(5,490)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(105)	(4)	(109)
Net loss	-	-	-	-	-	-	(30,788)	-	(4,188)	(34,976)
Balance as of December 31, 2023	41,038,937	447,519	(913,845)	(19,216)	30,777	44,698	628,821	17,965	(837)	1,149,727
Balance as of December 31, 2023 (US$)	41,038,937	63,032	(913,845)	(2,707)	4,335	6,296	88,568	2,530	(118)	161,936

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	170,012	195,225	(34,976)	(4,926)

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	745	1,149	1,237	174
Amortization of intangible assets	4,090	7,038	6,964	981
Loss from disposal of property and equipment	-	-	5	1
Provision (recovery) for doubtful accounts	(1,592)	2,739	17,865	2,516
Deferred tax expenses (benefit)	319	(1,402)	(4,460)	(628)
Change in fair value of contingent consideration	33,584	(13,071)	5,624	792
Change in fair value of warrant liabilities	(16,421)	(10,776)	(170)	(24)
Change in fair value of investment	(25,831)	(1,760)	9,023	1,271
Investments (income) loss	2,998	(25,449)	31,328	4,412
Impairment of long-term investments	-	-	11,800	1,662
Share based compensation	31,857	11,954	13,637	1,921
Amortization of right-of-use assets-operating lease	-	6,265	7,052	993
Changes in operating assets and liabilities
Accounts receivable	23,499	(112,058)	54,148	7,627
Prepaid expense and other current assets	(151,657)	64,180	20,284	2,857
Long term deposits and other assets	230	335	227	32
Accounts payable	18,712	25,503	(43,065)	(6,066)
Deferred revenue	15,838	22,397	4,203	592
Accrued salary and employee benefits	6,392	(14,109)	2,335	329
Accrued expenses and other current liabilities	3,825	(100,331)	7,334	1,033
Lease liabilities	-	(5,527)	(7,175)	(1,011)
Income tax payable	(299)	5,249	(526)	(74)
Net cash provided by operating activities	116,301	57,551	102,694	14,464

Cash flows from investing activities
Cash acquired from acquisition	-	9,707	212	30
Payment to acquisition	-	(13,800)	(3,546)	(499)
Payment for long term investments	(113,735)	(107,000)	(63,363)	(8,924)
Purchase of property and equipment and intangible assets	(1,389)	(2,153)	(493)	(69)
Net cash used in investing activities	(115,124)	(113,246)	(67,190)	(9,462)

Cash flows from financing activities
Net proceeds from private placement	15,284	-	-	-
Capital contribution by non-controlling shareholders	-	-	1,751	247
Proceeds from related parties	-	-	760	107
Proceeds from bank loan	-	5,000	5,000	704
Repayment for bank loan	-	-	(10,000)	(1,408)
Share repurchase	-	(16,482)	(2,734)	(385)
Net cash provided by (used in) financing activities	15,284	(11,482)	(5,223)	(735)

Effect of foreign exchange rate changes on cash	(282)	1,522	(108)	(17)
Net increase (decrease) in cash and cash equivalents	16,179	(65,655)	30,173	4,250
Cash and cash equivalents at beginning of the year	224,768	240,947	175,292	24,689
Cash and cash equivalents at end of the year	240,947	175,292	205,465	28,939

Supplemental disclosures of cash flow information:
Income taxes paid	(9,502)	9,076	13,447	1,894

Supplemental non-cash investing and financing information:
Conversion of convertible notes and rights	13,452	-	-	-
Recognition of contingent consideration	-	19,875	-	-
Issuance of Class A ordinary shares for acquisition	-	127,466	-	-
Issuance of Class A ordinary shares for achievement of earnout target	200,100	117,264	13,106	1,846
Issuance of Class B ordinary shares for achievement of earnout target	-	10,855	-	-
Shares to be issued for achievement of earnout target	128,119	13,106	9,960	1,403
Shares to be issued for Weiliantong Acquisition	-	20,817	-	-
Right-of-assets obtained in exchange for operating lease obligations	-	25,474	-	-
Non-controlling interests from Acquisition of SJ Verse Global Media LLC	-	-	(288)	(41)

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

On May 18, 2017, Scienjoy Inc. established its wholly owned subsidiary in Hong Kong, Scienjoy International Limited (“Scienjoy HK”), as a holding company holding all of the outstanding shares of Sixiang Wuxian (Beijing) Technology Co., Ltd (“WXBJ”) which was established in PRC on October 17, 2017 under the laws of the People’s Republic of China as a holding company holding all of the equity interest of Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), which was incorporated on July 5, 2018.

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

(c) Recent developments

On July 25, 2023, the Company formed a wholly owned subsidiary Scienjoy Pte. Ltd.in Singapore. Scienjoy Pte. Ltd is engaged in developing business in Singapore and other international markets.

On September 18, 2023, the Company, through entrust agreement with Mr Xiaowu He, Chief Executive Officer and Chairman of the Board, formed a 51% owned subsidiary Scienjoy Verse Tech Ltd (“Scienjoy Verse”) in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop elegant metaverse lifestyle platform for users globally. On October 7, 2023, Scienjoy Verse entered into a share acquisition agreement with a third party to purchase 90% equity interests in SJ Verse Global Media LLC (formerly as “Nujoom Almashareq Media L.L.C”). The transaction was completed on October 7, 2023.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization

Subsidiaries of the Company and VIEs where the Company is the primary beneficiary include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	February 23, 2017	Cayman Islands	100%	Holding Company
Scienjoy Pte. Ltd. (“Scienjoy SG”)	July 25, 2023	Singapore	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Scienjoy Verse Tech Ltd (“Scienjoy Verse”) (a 51% owned subsidiary of Scienjoy SG through entrust agreement between Scienjoy SG and Mr Xiaowu He, Chief Executive Officer and Chairman of the Board)	September 18, 2023	Dubai	51%	Holding Company
Scienjoy Meta Technology LLC (“Scienjoy Meta”) (a wholly owned subsidiary of Scienjoy Verse)	October 3, 2023	Dubai	51%	Metaverse business
SJ Verse Global Media LLC (“SJ Verse”) (a 90% owned subsidiary of Scienjoy Verse)	May 20, 2020	Dubai	45.9%	Multi-channel network business
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company
Sixiang Yingyue (Shanghai) Technology Co., Ltd(“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”) (a wholly owned subsidiary of ZH)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) (a wholly owned subsidiary of ZH)	March 2, 2016	The PRC	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”) (a wholly owned subsidiary of ZH)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui (Hainan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd (“WXZJ”) (a wholly owned subsidiary of Scienjoy HK)	April 28, 2022	The PRC	100%	Information technology
Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) (a wholly owned subsidiary of WXZJ)	January 4, 2022	The PRC	100%	Information technology
VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”) (Controlled through contractual agreements by WXBJ)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”) (a wholly owned subsidiary of QY)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”) (a wholly owned subsidiary of QY)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”) (a wholly owned subsidiary of QY)	June 16, 2015	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd) (a wholly owned subsidiary of QY)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform
Zhihui QiYuan (Hainan) Investment Co., Ltd (“QYHN”) (a wholly owned subsidiary of QY)	March 2, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Beijing Weiliantong Technology Co., Ltd.(“WLT”) (a wholly owned subsidiary of QY)	July 28, 2015	The PRC	100%	Live streaming platform
Chuangda Zhihui (Beijing) Technology Co., Ltd.(“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd(“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

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

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization (continued)

Contractual Arrangements among WXZJ, QYHZ, and the Shareholders of QYHZ.

On June 1, 2022, the Company through its wholly-owned subsidiary, Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. (WXZJ), entered into a series of contractual arrangements with QYHZ (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) and its shareholders, thereby in substance obtained control over all equity shares, risks and economic benefits of Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd. The Company will commence its operations in Hangzhou after effecting the agreements under such contractual arrangements (the “VIE Agreements”) as described below. The Company intends to integrate its supply chain resources, local resources, and geographical advantages to achieve rapid growth in livestreaming commerce, Multi-Channel Network development, and new technology development, as well as accelerating the development of a Metaverse eco-system.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization (continued)

The following tables represent the financial information of the consolidated VIE and its subsidiaries as of December 31, 2022 and 2023 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	114,478	115,322	16,243
Accounts receivable, net	165,419	198,709	27,988
Prepaid expenses and other current assets	101,684	65,751	9,261
Amounts due from related parties	1,052	-	-
Amounts due from inter-companies(1)	143,968	173,545	24,443
Total current assets	526,601	553,327	77,935

Non-current assets
Property and equipment, net	1,871	1,356	191
Intangible assets, net	418,893	412,008	58,030
Goodwill	172,781	172,781	24,336
Deferred tax assets	3,649	6,135	864
Long term deposits and other assets	874	671	95
Long term investments	381,279	380,869	53,644
Right of use assets-operating lease	19,209	12,157	1,712
Total non-current assets	998,556	985,977	138,872
TOTAL ASSETS	1,525,157	1,539,304	216,807

LIABILITIES
Current liabilities
Accounts payable	80,564	53,545	7,543
Deferred revenue	62,567	81,503	11,479
Accrued salary and employee benefits	7,942	10,397	1,464
Accrued expenses and other current liabilities	7,014	11,300	1,592
Income tax payable	12,538	10,530	1,483
Amounts due to inter-companies(1)	389,400	424,856	59,840
Current portion of contingent consideration – earn-out liability	4,336	-	-
Lease liability-operating lease -current	7,174	7,974	1,123
Total current liabilities	571,535	600,105	84,524

Non-current liabilities
Deferred tax liabilities	61,236	59,818	8,425
Lease liabilities-operating lease -non-current	12,773	4,798	676
Total non-current liabilities	74,009	64,616	9,101
TOTAL LIABILITIES	645,544	664,721	93,625

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Company.

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

Summarized below is the information related to the financial performance of the VIE reported in the Company’s consolidated statements of income for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenues	1,198,273	1,291,701	1,215,582	171,211
Third party customers	1,164,317	1,291,602	1,215,582	171,211
Inter-companies	33,956	99	-	-
Net income (loss)	102,042	143,651	(14,991)	(2,113)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash provided by operating activities	70,255	155,897	42,562	5,995
Net cash used in investing activities	(250,714)	(122,236)	(42,554)	(5,994)
Net cash provided by (used in) financing activities	179,585	(198)	836	118

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g) Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

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

(k) Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2021, 2022 and 2023.

(l) Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. For the year ended December 31, 2023, the Company performed the impairment test and determined that the fair value of goodwill was more than carrying value, therefore the Company did not recognize any impairment loss on goodwill for the year ended December 31, 2023.

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

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2023:

	As of December 31, 2022
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	40,548	-	-	40,548

Financial liabilities:
Earn-out liability from Weiliantong acquisition	-	-	4,336	4,336
Warrant liability			166	166
Total	-	-	4,502	4,502

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

As of December 31, 2023
Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	31,525	-	-	31,525

Financial liabilities:
Earn-out liability from Weiliantong acquisition	-	-	-	-
Warrant liability	-	-	-	-
Total	-	-	-	-

Contingent consideration – earn-out liability

(i) Earn-out liability from BeeLive acquisition

On August 10, 2020, the Company signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) to acquire 100% equity interest in Sciscape International Limited which holds the platform BeeLive International and 100% equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). In connection with the acquisition of Beelive, the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB336,600 in Year 2020,the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460,600 in Year 2021 (“Beelive Earn-out Target 2021”), the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB580,900 in Year 2022 (“Beelive Earn-out Target 2022”), the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares. For the years ended December 31, 2021 and 2022, the Beelive Earn-out Target 2021 and 2022 were met and the Company issued the related earn-out shares accordingly (Note 15).

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

	December 31, 2021	December 31, 2022
Risk-free interest rate	0.38%	4.73%
Share price	$5.68	$1.97
Probability	20% - 50%	20% - 50%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

(ii) Earn-out liability from Weiliantong acquisition

In connection with the acquisition of Weiliantong (Note 4), the previous shareholders of Weiliantong may be entitled to receive earnout shares as follows: (i) if the Weiliantong Company’s total annual revenue is no less than RMB280,000 in 2022, the previous shareholder will be entitled to received additional 10% of consideration( Class A ordinary shares) (“Weiliantong Earn-out Target 2022”); (ii) if Weiliantong total annual revenue is no less than RMB 360,000 in Year 2023, the previous shareholder will be entitled to received additional 10% of consideration (Class A ordinary shares); If the total annual revenue of Weiliantong Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares. For the years ended December 31, 2022 and 2023, the Weiliantong Earn-out Target 2022 was met and 2023 was partially met and the Company issued the related earn-out shares accordingly (Note 15).

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

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and December 31, 2022 and 2023. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

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

As of December 31, 2023, Weiliantong has achieved 82.72% of Weiliantong Earn-out Target 2023. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB9,960 as shares to be issued in the equity of the Company. As of December 31, 2023, there was 403,089 earn-out shares required to be issued and the Company included it in the calculation of earnings per share.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2021, 2022 and 2023. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2021, 2022 and 2023:

Amount
RMB
Balance at January 1, 2021	107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	10,638
Contingent consideration resulting from Weiliantong acquisition	19,875
Fair value change	(13,071)
Reclassification to shares to be issued	(13,106)
Balance at December 31, 2022	4,336
Fair value change	5,624
Reclassification to shares to be issued	(9,960)
Balance at December 31, 2023	-

The aggregated contingent considerations for the earn-out liabilities were RMB4,336 and nil as of December 31, 2022 and 2023, respectively.

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

	December 31, 2021	December 31, 2022	December 31, 2023
Risk-free interest rate	0.75%	4.70%	5.58%
Share price	$5.68	$1.97	$3.48
Volatility	53%	68%	60%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Fair value of financial instruments (continued)

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Amount
RMB
Balance as January 1, 2021	29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	10,324
Fair value change	(10,776)
Exchange difference	618
Balance as of December 31, 2022	166
Fair value change	(170)
Exchange difference	4
Balance as of December 31, 2023	-

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

Technical services and others

The Company generated technical revenues from providing technical development, advisory and others, which accounts for only approximately 2% or less of revenue for the years ended December 31, 2021, 2022 and 2023. As the amount was immaterial, and short-term in nature, which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB and USD	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,617,056	1,886,179	1,420,258	200,040
Live streaming - time based virtual item revenue	32,905	27,683	25,004	3,522
Technical services and others	19,397	39,395	19,609	2,761
Total revenue	1,669,358	1,953,257	1,464,871	206,323

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition (continued)

As of December 31, 2023, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2021	2022	2023	2023
Amounts in thousands of RMB and USD	RMB	RMB	RMB	US$
Showself	595,004	521,155	334,186	47,070
Lehai	242,910	241,851	263,517	37,116
Haixiu	326,661	317,953	245,049	34,514
Beelive	485,386	545,296	304,730	42,921
Hongle	-	287,607	297,780	41,941
Technical services and others	19,397	39,395	19,609	2,761
TOTAL	1,669,358	1,953,257	1,464,871	206,323

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

(p) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies amounted to RMB67, RMB10,094, RMB6,853 (US$965) for the years ended December 31, 2021, 2022 and 2023 are recorded as other income.

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

(r) Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2022 and 2023.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB4,794, RMB2,118 and RMB1,350 (US$190) for the years ended December 31, 2021, 2022 and 2023, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB14,370, RMB19,261 and RMB18,181 (US$2,561) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2022 and 2023. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

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

(y) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the years ended December 31, 2021, there was 3,540,960 contractual issuable shares related to SPAC and Beelive Earn-out Target 2021 achieved as of December 31, 2021, which was fully issued in the year ended December 31, 2022. For the year ended December 31, 2022, there was 995,118 contractual issuable shares related to Beelive Earn-out and Weiliantong Earn-out Target 2022 achieved as of December 31, 2022, and 636,691 contractual issuable shares related to Weiliantong acquisition. 995,118 shares related to Beelive Earn-out and Weiliantong Earn-out Target 2022 was issued in the year ended December 31, 2023. For the year ended December 31, 2023, there was 403,089 contractual issuable shares related to Weiliantong Earn-out Target 2023 achieved as of December 31, 2023, and 636,691 contractual issuable shares related to Weiliantong acquisition. On April 8, 2024, 403,089 shares related to Weiliantong Earn-out Target 2023 was issued, subsequently.

(z) Non-controlling interests

As of December 31, 2023, non-controlling interests represent 49% non-controlling shareholders’ interests in HCHY, 49% non-controlling shareholders’ interests in Scienjoy Verse and 10% non-controlling shareholders’ interests in SJ Verse. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

(aa) Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company’s long-lived assets are substantially all located in the PRC and the majority of the Company’s revenues are derived from within the PRC, no geographical segments are presented.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb) Recent accounting pronouncements

On June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2022 and 2023, RMB172,514 and RMB199,822 (US$28,144), respectively, were deposited with major financial institutions located in the PRC. There is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank, and the bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD 500,000. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company adopted Credit Losses (Topic 326) effective January 1, 2023. The company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

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

(c) Significant customers

For the year ended December 31, 2021, no customer individually represents greater than 10% of the total revenue. For the year ended December 31, 2022, one customer accounted for 11.2% of the Company’s total revenue. For the year ended December 31, 2023, no customer individually represents greater than 10% of the total revenue.

(d) Significant suppliers

For the year ended December 31, 2021, one vendor accounted for 19.6% of the Company’s total purchases and one vendor accounted for 10.9% of the Company’s accounts payable as of December 31, 2021. For the year ended December 31, 2022, no vendor accounted for greater than 10% of the Company’s total purchases and no vendor accounted for greater than 10% of the Company’s accounts payable as of December 31, 2022. For the year ended December 31, 2023, one vendor accounted for 10.0% of the Company’s total purchases and one vendor accounted for 11.1% of the Company’s accounts payable as of December 31, 2023.

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

In addition, the Company is required to repay Weiliantong’s loan payable in aggregated of RMB86,200 on behalf of Weiliantong, consisting of RMB77,400 loans payable to Yieryi and RMB8,800 loan payable to a third party.

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

Amount
RMB
Cash acquired	9,497
Accounts receivable, net	937
Prepaid expenses and other current assets	893
Deferred tax assets-current	6,163
17,490

Property and equipment, net	163
Intangible assets, net	190,021
Long term deposits and other non-current assets	136
Goodwill	75,742
Total assets	283,552

Current liabilities	101,594
Total liabilities	101,594
Total consideration	181,958

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

For the Year ended December 31, 2021
RMB
Pro forma revenue	1,860,448
Pro forma gross profit	332,864
Pro forma income from operations	179,664
Pro forma net income	184,552

4.2 Acquisition of Chuangda Huizhi

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB10 (the “CDZH acquisition”). The historical consolidated operating results of CDZH were not significant to the Company. The Company believes the CDZH acquisition will help to enrich the Company’s product line, expand its user base and capitalize on the growth potential in the live streaming market. The CDZH acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

Amount
RMB
Cash acquired	168
Accounts receivable, net	97
Prepaid expenses and other current assets	15
Amounts due from related parties	6,563
6,843

Intangible assets, net	100
Goodwill	4,971
Total assets	11,914

Current liabilities	11,814
Total liabilities	11,814
Total consideration	100

The intangible assets are mainly attributable to a license acquired through the acquisition, which are generally amortized over 6 years.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION (CONTINUED)

4.3 Acquisition of SJ Verse

On October 7, 2023, Scienjoy Verse Tech Ltd entered into a share acquisition agreement with a third party to pursuant 90% equity in SJ Verse (formerly name as “Nujoom Almashareq Media L.L.C”) for a consideration of US$1,000 (RMB7,100). The transaction was completed on October 7, 2023. SJ Verse is a Dubai-based multi-channel network (MCN) committed to discovering, nurturing, and propelling emerging content creators into the spotlight. The historical operating results of SJ Verse were not significant to the Company. The Company believes the SJ Verse acquisition will help to explore oversea market. The SJ Verse acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	Amount
	RMB	US$
Cash acquired	212	30
Prepaid expenses and other current assets	104	15
	316	45

Property and equipment, net	270	38
Goodwill	9,686	1,364
Total assets	10,272	1,447

Current liabilities	303	42
Non-current liabilities	3,165	446
Total liabilities	3,468	488
10% Equity Value with non-controlling interests	(288)	(41)
Total consideration	7,092	1,000

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	320,203	266,076	37,476
Less: allowance for credit losses	(3,546)	(5,097)	(718)
Accounts receivable, net	316,657	260,979	36,758

An analysis of the allowance for credit losses is as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance, beginning of year	3,813	2,215	3,546	499
Bad debt allowances from acquisition	-	(1,459)	-	-
Additions (recovery)	(1,592)	2,739	1,530	216
Exchange difference	(6)	51	21	3
Balance, end of year	2,215	3,546	5,097	718

Four unrelated distributors accounted for 34.2%, 14.9%, 13.9% and 10.0% of the Company’s accounts receivable as of December 31, 2022, respectively. Three unrelated distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
VAT recoverable	25,004	25,221	3,552
Prepaid expense	9,679	6,019	848
Prepayment for property and equipment (1)	34,000	-	-
Investment buyback receivable (2)	30,000	30,000	4,225
Loan receivable (3)	15,000	16,200	2,282
Other receivables	1,487	1,213	171
Prepaid expenses and other current assets	115,170	78,653	11,078

(1)	The Company terminated the related purchases after December 31, 2022 and the prepayment balance of RMB34,000 was fully refunded and collected by April 30, 2023.

(2)	The Company invested RMB30,000 in Yieryi for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021, one of the shareholders of Yieryi bought such equity interest back from the Company for RMB30,000. On August 25, 2023, such shareholder and his related party pledged their ownership of 1.3 million ordinary shares of the Company to ensure the recoverability of the receivable balance. On March 22, 2024, such shareholder and his related party further pledged their ownership of 2,969,114 ordinary shares of the Company to ensure the recoverability of the receivable balance, subsequently.

(3)

(i) On October 20, 2021, the Company lent RMB8,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from October 20, 2021 to December 31, 2022 with monthly interest rate of 0.2% from October 20, 2021 to December 31, 2021 and monthly interest rate of 0.5% from January 1, 2022 to December 31, 2022，Jiada Hexin (Beijing) Technology Co., Ltd’s another shareholder pledged its 32% equity interests to the Company. The loan was extended to December 31, 2023 with monthly interest rate of 0.5% from January 1, 2023 to December 31, 2023.

On April 11, 2022, the Company lent RMB7,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from April 11, 2022 to December 31, 2023 with monthly interest rate of 0.2% from April 11, 2022 to December 31, 2022 and monthly interest rate of 0.5% from January 1, 2023 to December 31, 2023. Due to continuous loss in Jiada, the Company fully impaired loan receivable of RMB15,000 and related interest receivable of RMB1,335 for the year ended December 31, 2023.

(ii) On March 2, 2023, the Company lent RMB15,000 to Hangzhou Doujin Information Technology Co., Ltd for working capital purpose. The loan term was for one year with daily interest rate of 0.02%. The loan was fully repaid as of March 21, 2024, subsequently.

(iii) On October 10, 2023, the Company lent RMB1,200 to Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd. for its for working capital purpose. The loan term was for one year with daily interest rate of 0.02%. The loan was fully repaid as of March 22, 2024, subsequently.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
At cost:
Computer and transmission equipment	8,953	9,521	1,341
Furniture, fixtures and office equipment	1,937	1,931	272
Total	10,890	11,452	1,613
Less: accumulated depreciation	(8,155)	(9,259)	(1,304)
Property and equipment, net	2,735	2,193	309

For the years ended December 31, 2021, 2022 and 2023, depreciation expense was RMB745, RMB1,149 and RMB 1,237 (US$174), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. INTANGIBLE ASSETS

Intangible assets, consists of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
At cost:
Trademark	50,102	49,875	7,026
Patent	122	122	17
Copyright	172	214	30
Software	9,985	9,993	1,407
License acquired	371,700	371,700	52,353
Total	432,081	431,904	60,833
Less: accumulated amortization	(13,026)	(19,750)	(2,782)
Intangible assets, net	419,055	412,154	58,051

For the years ended December 31, 2021, 2022 and 2023, amortization expense was RMB4,090, RMB7,038 and RMB6,964 (US$981), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization	Amortization
Twelve months ending December 31,	RMB	US$
2024	6,967	981
2025	6,440	907
2026	5,695	802
2027	5,072	714
2028	5,051	711
Thereafter	11,394	1,605
Total	40,619	5,720

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENT

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
	RMB	RMB	RMB
Balance as of January 1, 2022	72,002	29,725	101,727
Additions	75,000	32,000	107,000
Share of gain in equity method investee	25,449	-	25,449
Balance as of December 31, 2022	172,451	61,725	234,176

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total	Total
	RMB	RMB	RMB	US$
Balance as of January 1, 2023	172,451	61,725	234,176	32,983
Additions	21,384	42,500	63,884	8,998
Decrease	-	(444)	(444)	(63)
Share of loss in equity method investee	(31,405)	-	(31,405)	(4,423)
Impairment	-	(11,800)	(11,800)	(1,662)
Balance as of December 31, 2023	162,430	91,981	254,411	35,833

(i)

Investments of RMB91,981 included the following items:

Investments of RMB5,000 represented of 1.70% equity investment in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On May 27, 2021, the Company invested RMB10,000 for 4.44% equity interest in Qingdao Weilai JingChanye Investment Fund LP (“QD”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. During the year ended December 31, 2023, the Company received principal refund of RMB444 and share of gain of RMB77, respectively.

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

9. LONG TERM INVESTMENT (CONTINUED)

On December 8, 2021, the Company invested RMB2,925 for 19.50% equity interest in Liujiaoshou Drink Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB3,800 for 19.00% equity interest in Beijing Dunengmaihuo Culture Media Co., Ltd.(“Dunengmaihuo”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

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

On December 9, 2022, the Company invested RMB5,000 for 1.12% equity interest in Chengdu Tianfu Yuanhe Jingu Venture Capital Center LP, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 19, 2022, the Company invested RMB25,000 in Banyou Century (Hangzhou) Technology Co., Ltd.(“Banyou”) for its 7.6923% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On July 3, 2023, the Company signed a purchase agreement with Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”) to purchase 11.5385% equity interest of Banyou for a consideration of RMB37,500. Together with the newly acquired equity interest, the Company holds in total of 19.2308% equity interest in Banyou, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On July 19, 2023, the Company fully paid RMB37,500 to Qingdao LP.

On October 9, 2021, the Company signed an investment agreement to invest up to RMB8,500 into Hainan Jiuhe Huiyuan No.1 Fund Partnership (Limited partnership) (“Hainan Jiuhe”) for its 3.26% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On January 17, 2023, the Company invested RMB3,500 in Hainan Jiuhe.

On June 19, 2023, the Company invested RMB1,000 in Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd. for its 5% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On March 6, 2024, the Company entered into an agreement to further invest RMB4,000 in Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd, and after this investment, the Company holds total 14.5% equity interest in Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd. On March 20, 2024, the Company paid RMB2,400 to Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd.

On August 15, 2023, the Company invested RMB500 in Zhejiang Yuanlai Spacetime Cultural Technology Co., Ltd for its 5% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

(ii)

On October 9, 2021, the Company signed an investment agreement to invest up to RMB150,000 into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. As of December 31, 2023, the Company invested RMB150,000 into Qingdao LLP. The Company recorded shares of loss RMB30,666 for the year ended December 31, 2023.

On September 6, 2023, the Company signed a share purchase agreement to invest up to US$3,000 (RMB21,384) into DVCC TECHNOLOGY L.L.C (“DVCC”) for its 30% equity interest, the investment will be paid in two tranches (a) US$1,000 will be paid in five days after the completion of the corresponding condition is completed; (b)US$2,000 no later than ten days after the completion of the corresponding condition. As a result, the Company considers it has significant influence on this investment based on its voting power. For the year ended December 31, 2023, the Company paid US$1,000 to DVCC and had shares of loss RMB739. On February 29, 2024, the Company has paid US$2,000 subsequently.

As of December 31, 2023, based on the financial conditions and operating performances in Jiada and Dunengmaihuo, a fully impairment loss of RMB11,800 was applied against these investments. The Company believes there was no material market environment change or any other factor that indicating the fair value of the above other investments was less than its carrying value, hence, the Company concluded there is no impairment of the above investments.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. LONG TERM DEPOSITS AND OTHER ASSETS

Long term deposits and other assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Rent deposits	684	457	64
Advertising deposits	269	269	38
Long term deposits and other assets	953	726	102

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

Total lease expense for the year ended December 31, 2021, 2022 and 2023 amounted to RMB5,424, RMB6,398 and RMB7,543 (US$1,062), respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Right-of-use assets, net	19,209	12,157	1,712

Operating lease liabilities - current	7,174	7,974	1,123
Operating lease liabilities - non-current	12,773	4,798	676
Total operating lease liabilities	19,947	12,772	1,799

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.83 years
Weighted average discount rate	4.75%

The following is a schedule of maturities of lease liabilities as of December 31, 2023:

Twelve months ending December 31,	RMB	US$
2024	8,360	1177
2025	4,210	593
2026	706	100
Total future minimum lease payments	13,276	1,870
Less: imputed interest	504	71
Present value of lease liabilities	12,772	1,799

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. Bank Loan

On August 12, 2022, the Company entered into a loan agreement with Bank of Hangzhou to obtain a loan of RMB5,000 for a term of one year and at a fixed rate of 4.5% per annum. The loan was guaranteed by WXZJ. On January24, 2023, the Company fully repaid the loan.

On February 27, 2023, the Company entered into a new loan with Bank of Hangzhou to obtain a loan of RMB5,000 (US$704) for a term of one year and at a fixed rate of 4.3% per annum. The loan was guaranteed by WXZJ, On March 31, 2023, the Company fully prepaid the loan.

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

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Dubai

Subsidiaries in Dubai are subject to statutory income tax rate at 9% above the threshold of 375,000AED.

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2024. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2024. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026. CX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2021. The HNTE certificate of CX expired in July 2021.

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

Holgus X qualifies for the conditions and entitled for a preferential tax rate of 0% from 2017 to 2021 and a preferential tax rate of 9% from 2022 to 2026. Kashgar Times qualifies for the conditions and entitled for a preferential tax rate of 0% from 2016 to 2020 and a preferential tax rate of 9% from 2021 to 2025. Holgus H qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. Kashgar Lehong qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. For the years ended December 31, 2021, 2022 and 2023, total tax saving for the preferential tax rate were RMB38,564, RMB18,660 and RMB3,245 (US$457), respectively, the impacts on basic EPS were RMB1.3, RMB0.5 and RMB0.1 (US$0.0), respectively, and the impacts on dilutive EPS were RMB1.3, RMB0.5 and RMB0.1 (US$0.0), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2021, 2022 and 2023, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

The income tax expenses comprise:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax expense	5,285	19,469	12,940	1,822
Deferred income tax expense (benefit)	319	(1,402)	(4,460)	(628)
Income tax expenses	5,604	18,067	8,480	1,194

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the years ended December 31,
	2021	2022	2023
Income tax computed at PRC statutory tax rate	25.0%	25.0%	(25.0)%
Effect of tax-preferential entities	(16.3)%	(7.1)%	23.0%
Non-deductible expenses and others	(11.9)%	(9.4)%	34.0%
Income tax expense	3.2%	8.5%	32.0%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13. INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Allowance for doubtful accounts	630	3,724	524
Net operating losses carried forward	3,707	3,655	515
	4,337	7,379	1,039

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2022 and 2023 for the deferred tax assets.

The components of deferred liabilities are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax liabilities
Intangible assets acquired through acquisition	61,236	59,818	8,425
	61,236	59,818	8,425

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders
Enmoli Inc.	Where Mr. He Xiaowu acted as director
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO
Chengdu Brightfututure Education Technology Co.,Ltd	Controlled by a direct relative of CEO
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

For the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

		For the years ended December 31,
		2021	2022	2023	2023
		RMB	RMB	RMB	US$
Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	531	-	-	-
Enmoli Inc.	Interest expense	480	-	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	462	-	-	-
Sixiang Zhuohong Private Equity LP	Sold 11.5385% equity interest of Banyou to the Company	-	-	37,500	5,282

As of December 31, 2022 and 2023, the amounts due from related parties are as follows:

	2022	2023	2023
	RMB	RMB	US$
Amount due from related parties
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership) (1)	1,052	-	-
Chengdu Brightfututure Education Technology Co. Ltd	63	-	-
Enmoli Inc. (2)	-	355	50
Total	1,115	355	50

1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022. The loan was collected on March 16, 2023.

2)	The balance was collected on January 12, 2024.

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

As of December 31, 2023, the Company had 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

Shares issued for SPAC and acquisitions

SPAC

In connection the earn-out provisions of SPAC, On March 25, 2021, the Company issued 3,000,000 for SPAC Earn-out Target 2020. On June 2, 2022, the Company issued 2,700,000 Class A ordinary shares and 300,000 Class B ordinary shares for SPAC Earn-out Target 2021 (details see shares to be issued in Note 15).

Acquisition of Beelive

In connection the earn-out provisions of the acquisition of Beelive, On March 25, 2021, the Company issued 540,960 Class A ordinary shares for Beelive Earn-out Target 2020. On June 2, 2022, the Company issued 540,960 Class A ordinary shares for Beelive Earn-out Target 2021. On April 7, 2023, the Company issued 507,804 Class A ordinary shares for Beelive Earn-out Target 2022 (details see shares to be issued in Note 15).

Acquisition of Weiliantong

In connection of the acquisition of Weiliantong, on March 3, 2022, the Company issued 3,898,511 Class A ordinary shares to the original shareholders of Weiliantong as part of total RMB180,000 worth share consideration (Note 4), which was calculated based on US$5.13 per share based on the 20 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB127,000 as part of the purchase consideration.  On April 7, 2023, the Company issued 487,314 Class A ordinary shares for achieving Earn-out Target 2022. On April 8, 2024, the Company issued 403,089 Class A ordinary shares for achieving Earn-out Target 2023 (details see shares to be issued in Note 15).

Treasury Shares

In October, 2022, the Company repurchased an aggregate of 794,120 Class A ordinary shares at price of US$3.01 per share, which was recorded as treasury shares.

In November, 2023, the Company repurchase an aggregate of 119,725 Class A ordinary shares at price of US$3.2 per share, which was recorded as treasury shares.

As of December 31, 2023, all these shares were held in an escrow account as reserve solely for potential needed.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15. SHAREHOLDERS’ EQUITY (CONTINUED)

Warrants

As of December 31, 2023, there were 6,023,700 warrants outstanding and exercisable, consisting of 5,653,700 public warrants issued in connection with the Company’s initial public offering,270,000 private warrants issued for a private placement simultaneously with the closing of the initial public offering. These two warrants are exercisable for one Class A ordinary shares. 100,000 warrants came from Unit Purchase Option exercised by Chardan in fiscal year 2021, these two warrants are exercisable for one Class A ordinary shares All these warrants were issued and outstanding before the SPAC Transaction and no warrants have been exercised for the year ended December 31, 2023.

The Public Warrants became exercisable upon the completion of the SPAC Transaction on May 7, 2020 with exercise price of US$11.5 per full share. The Public Warrants will expire five years from February 5, 2019 (or February 5, 2024).

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of US$0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds US$16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

The private warrants are identical to the public warrants with the exercise price of US$11.5 per full share and expiration by February 5, 2024, except that the private warrants and the Class A ordinary shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until after the completion of the SPAC Transaction, subject to certain limited exceptions. The private warrants may only be exercised for a whole number of shares, meaning that the private warrants must be exercised in multiples of two. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

A summary of warrants activity for the year ended December 31, 2021, 2022 and 2023 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2020	6,020,000	3.1 years	February 5, 2024
Additional warrants upon exercise of UPO	100,000	-	-
Exercised	(96,300)	-	-
Balance of warrants outstanding as of December 31, 2021	6,023,700	2.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2022	6,023,700	1.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2023	6,023,700	0.1years	February 5, 2024
Balance of warrants exercisable as of December 31, 2023	6,023,700	0.1years	February 5, 2024

As of December 31, 2023, the Company had warrants exercisable for 3,011,850 Class A ordinary shares with weighted average life of 0.1 years and expired on February 5, 2024.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15. SHAREHOLDERS’ EQUITY (CONTINUED)

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 100,000 warrants and 110,000 shares. As of December 31, 2023, the Company had UPO units exercisable for 530,000 Class A ordinary shares with weighted average life of 0.1 years and expiring on February 5, 2024.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

15. SHAREHOLDERS’ EQUITY (CONTINUED)

As of December 31, 2022, Beelive has achieved 93.87% of the Beelive Earn-out Target 2022 and Weiliantong has achieved 100% of Weiliantong Earn-out Target 2022. As a result, there was 995,118 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB13,106 as shares to be issued in the equity of the Company. On April 7, 2023, the Company issued 995,118 Class A ordinary shared for these achievement earnout targets. In addition, in connection with the acquisition of Weiliantong (Note 4), the Company is required to issue 636,691 Class A shares to Weilaijin (equivalent to RMB20,800) after received exercise notice.

As of December 31, 2023, Weiliantong has achieved 82.72% of Weiliantong Eearn-out Target 2023. As a result, there was 403,089 (487,314*82.72%) earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB9,960 as shares to be issued in the equity of the Company. In addition, in connection with the acquisition of Weiliantong (Note 4), the Company is required to issue 636,691 Class A shares to Weilaijin (equivalent to RMB20.8 million) after received exercise notice. On April 8, 2024, the Company issued 403,089 Class A ordinary shares for this achievement of earnout target, subsequently.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Operating Officer as Authorized Officer of ESOP Committee to grant share options to employees, directors, advisors, consultants and service providers of the Company. In 2021, the ESOP Committee approved the granting of 2,053,783 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2021, 2,053,783 RSUs were issued and outstanding. For the year ended December 31, 2022, the ESOP Committee approved the granting of 61500 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2022, 72,713 RSUs was forfeited and 1,325,614 RSUs was vested during the year ended December 31, 2022. As of December 31, 2022, the Company had 716,956 RSUs outstanding. For the year ended December 31, 2023, the ESOP Committee approved the granting of 512,217 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31,2023,21,206 RSUs was forfeited and 434,093 RSUs was vested. As of December 31, 2023, the Company had 773,874 RSUs outstanding.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ and WXZJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2022 and 2023, the Company had appointed RMB39,208 and RMB44,698 (US$6,296), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022 and 2023, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB394,521 and RMB413,117 (US$58,186).

17. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2022 and 2023.

(b) Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

18. SUBSEQUENT EVENTS

As of February 6, 2024, we have no warrants issued and outstanding. On February 5, 2024, the fifth year anniversary of the effectiveness of Wealthbridge’s registration statement relating to its initial public offering, all the warrants issued as part of the units issued in Wealthbridge’s initial public offering and the private placement consummated simultaneously with the initial public offering expired and were cancelled pursuant to the terms of the Warrant Agreement by and between Wealthbridge and Continental Stock Transfer & Trust Company, dated February 5, 2019.

On April 8, 2024, the Company issued 403,089 Class A ordinary shares to Wolter Global Investment Limited for the achievement of earnout target.

On March 12, 2024, the Company entered into an equity purchase agreement in Hangzhou Zhange Culture Technology Co., Ltd (“Zhange”) with Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), a related party of the Company, and pursuant to the agreement, the Company shall purchase 6% equity interest of Zhange for a consideration of RMB13,500 from Qingdao LP. On March 14, 2024, the Company paid RMB13,500 to Qingdao LP.

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

The Company did not have other commitments or guarantees as of December 31, 2022 and 2023.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,127	23,584	3,322
Prepaid expenses and other current assets	1,245	820	115
Total current assets	4,372	24,404	3,437

Non-current assets
Investments in subsidiaries and consolidated VIEs	1,170,235	1,165,326	164,134

TOTAL ASSETS	1,174,607	1,189,730	167,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	1,752	2,006	283
Warrant liabilities	166	-	-
Current portion of contingent consideration – earn-out liability	4,336	-	-
Amounts due to subsidiaries	7,759	37,160	5,234
Total current liabilities	14,013	39,166	5,517
Total liabilities	14,013	39,166	5,517

Shareholders’ equity
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively. 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively.
Class A ordinary shares	396,880	423,623	59,666
Class B ordinary shares	23,896	23,896	3,366
Treasury stocks	(16,482)	(19,216)	(2,707)
Shares to be issued	33,923	30,777	4,335
Statutory reserves	39,208	44,698	6,296
Retained earnings	665,099	628,821	88,568
Accumulated other comprehensive income	18,070	17,965	2,530
Total shareholder’s equity	1,160,594	1,150,564	162,054

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,174,607	1,189,730	167,571

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENT OF INCOME

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Equity income (loss) of subsidiaries	267,436	198,340	(4,915)	(692)
General administrative expense and others	(33,473)	(21,377)	(14,923)	(2,102)
Research and development expenses	(13,946)	(6,522)	(5,496)	(774)
Change in fair value of warrant liabilities	(16,421)	10,776	170	24
Change in fair value of contingent consideration	(33,584)	13,071	(5,624)	(792)
Net income (loss)	170,012	194,288	(30,788)	(4,336)
Other comprehensive income (loss) - foreign currency translation adjustment	2,313	955	(105)	(15)
Comprehensive income (loss) attributable to the Company’s shareholders	172,325	195,243	(30,893)	(4,351)

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	170,012	194,288	(30,788)	(4,336)
Equity in (earning) loss of subsidiaries	(267,436)	(198,340)	4,915	692
Change in fair value of warrant liabilities	16,421	(10,776)	(170)	(24)
Change in fair value of contingent consideration	33,584	(13,071)	5,624	792
Share based compensation	31,857	11,954	13,637	1,921
Changes in operating assets and liabilities
Prepaid expense and other current assets	(925)	72	425	60
Accrued expenses and other current liabilities	2,414	(662)	254	36
Net cash used in operating activities	(14,073)	(16,535)	(6,103)	(859)

Cash flows from financing activities
Due to related parties	14,263	35,771	29,294	4,126
Share repurchase	-	(16,482)	(2,734)	(385)
Net cash provided by financing activities	14,263	19,289	26,560	3,741

Net increase in cash and cash equivalents	190	2,754	20,457	2,882
Cash and cash equivalents at beginning of the year	183	373	3,127	440
Cash and cash equivalents at end of the year	373	3,127	23,584	3,322