Form 20-F
period 2024-12-31
Scienjoy Holding Corp
filed 2025-04-22
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares were issued and outstanding as of December 31, 2024.

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

Large accelerated filer	Accelerated file	Non-accelerated filer	Emerging growth company
☐	☐	☒	☐

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

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2024.

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

We commenced business operations in 2012 and has experienced growth in the number of active and paying users and total revenue from 2014 to 2022 (despite a decline in 2018 due to our lowering our revenue sharing percentage for our broadcasters). In the fiscal year ended December 31, 2023, our total revenues decreased by 25% compared to the fiscal year ended December 31, 2022, and our total revenues further decreased by 7% in the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, primarily caused by decrease of the number of paying users due to competitive landscape of China’s mobile live streaming market. However, our past growth may not be indicative of our future performance, as the markets for our live streaming platforms and the related products and services are relatively new and rapidly developing. We must adapt ourselves to overcome challenges in a constantly evolving new market, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from live streaming, as well as our ability to explore other monetization avenues. However, our past experience and performance would not guarantee any future success if we are not able to adapt rapidly to the evolving market.

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

Our business objective includes expanding our business into overseas markets in Southeast Asia and the Middle East. In September 2023, we formed a subsidiary, Scienjoy Verse Tech Ltd (“Scienjoy Verse”), in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop elegant metaverse lifestyle platform for users globally. In April, 2024, the Company formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd. in Singapore, which are engaged in developing multi-channel network business in Singapore and other international markets. As we continue to expand our international footprint, it will be increasingly susceptible to the risks associated with international operations. We have a limited operating history outside of China and the ability to manage our international operations successfully requires significant resources and management attention and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. In addition, we expect to incur significant costs associated with expanding our international operations, including hiring personnel internationally. The risks and challenges associated with doing business internationally and our international expansion include:

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

We operate six platforms under the brands “Showself” (秀色直播),“Lehai”(乐嗨) and “Haixiu” (嗨秀), BeeLive Chinese (“MiFeng” 蜜疯直播), BeeLive International and Hongle.tv(“Hongle”红人直播). Our business and financial performance is highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to users. From time to time, we conduct marketing activities across various media to enhance our brand image and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. In addition, we must exercise strict quality control of our platforms to ensure that our integrated brand image is not tarnished by substandard products or services. Any misuse of our platforms and any governmental adverse actions against our platforms may harm our brand and reputation.

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

Our success depends in part on the uninterrupted and reliable cooperation between the Company and our independent third-party distributors. We use independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. The third-party distributors may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents. Four independent third-party distributors accounted for 34.2%, 14.9%, 13.9% and 10.0% of the Company’s accounts receivable as of December 31, 2022, respectively. Three independent third-party distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively. Four independent third-party distributors accounted for 33.2%, 26.5%, 18.3% and 10.3% of the Company’s accounts receivable as of December 31, 2024, respectively. As a result, our business is dependent on the performance of our distributors. Should any of these distributors decide not to renew their distribution agreements with us or fail to perform their obligations under their distribution agreements with us, our operation and financial performance could be materially adverse affected.

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

Currently, the PRC government has not promulgated any specific rules, laws, or regulations to directly regulate virtual currencies as used in live streaming industry, except for the above-mentioned Virtual Currency Notice. Although the term “virtual currency” is widely used in live streaming industry, we believe that the “virtual currency” used in our live streaming communities does not fall into a “virtual currency” as defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws or regulations for our live streaming business. We have obtained the approval from the competent culture administrative department for issuing a virtual currency for online games (which is set forth in the Internet Culture Operation Licenses that we have acquired). So far, we have not issued any virtual currency for online games as defined under the Virtual Currency Notice. However, due to the uncertainties of the interpretation and implementation of the law and regulation, we cannot assure you that the PRC regulatory authorities will not take a different view, in which case we may be required to obtain additional approvals or licenses or change our current business model and may be subject to fines or other penalties, which could adversely affect our business.

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

Additionally, since our public float was not over $75 million as of June 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2024. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the options or restricted shares granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted an equity incentive plan on February 8, 2021, or the “2021 Plan”, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to all awards under the 2021 Share Incentive Plan is 3,000,000 Class A ordinary shares. As of the date of this annual report, total of 2,986,149 restricted share units have been granted under the 2021 Plan. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, exercise of the awards granted under the 2021 Plan by our employees will increase the number of our shares in circulation, which may have an adverse impact on our share price.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies, and requirements, relevant government authorities may suspend services by, or revoke licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet” campaign in 2016, 2021 and 2024. Based on publicly available information, these campaigns aim to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which has become effective as of March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, impose related requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023, (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings.

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

While participating on our platforms, our users acquire, purchase, and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through other users’ unauthorized use of another user account and occasionally through data loss caused by delay of network service, network crash, or hacking activities. Currently, except for a general term as provided in the Article 127 of Civil Code, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, results of operations, and financial condition.

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

We are a holding company and substantially all of our operations are conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 6.9% in 2015 to 6.7% in 2016, 6.8% in 2017 and 6.6% in 2018. The annual rate of growth further declined to 6.1% in 2019, the lowest since 1990. The annual rate of growth was 8.1% in 2021, 3.0% in 2022, 5.2% in 2023 and 5.0% in 2024. A slowdown in overall economic growth, an economic downturn or recession, or other adverse economic developments in the PRC may materially reduce the demand for the Group’s products and may have a material and adverse effect on its business.

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

Heshine will control the outcome of our shareholder actions.

As of April 22, 2025, Heshine holds 5,032,208 shares of Class A ordinary shares and 2,925,058 shares of Class B shares, representing 50.17%% of our aggregate voting power. Heshine’s voting power gives it the power to control actions that require shareholder approval under British Virgin Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association.

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

We are a Foreign Private Issuer and we have adopted a dual-class share structure, which includes Class A ordinary shares with one vote per share and Class B ordinary shares with ten votes per share. Currently Heshine holds 5,032,208 Class A ordinary shares and 2,925,058 Class B ordinary shares, which accounts for 50.17% voting power of all issued and outstanding ordinary shares. Consequently, Heshine has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Heshine may also take actions that are not in the best interest of the Company or the Company’s other shareholders. In addition to limiting your ability to influence corporate matters, this concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving the Company’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of our Class A ordinary shares.

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

On September 18, 2023, the Company, through a trust agreement with Mr Xiaowu He, Chief Executive Officer and Chairman of the Board, formed a 51% owned subsidiary Scienjoy Verse Tech Ltd (“Scienjoy Verse”) in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop metaverse lifestyle platform for users globally. On October 7, 2023, Scienjoy Verse entered into a share acquisition agreement with a third party to purchase 90% equity interests in SJ Verse Global Media LLC (formerly known as “Nujoom Almashareq Media L.L.C”). The transaction was completed on October 7, 2023. On July 1, 2024, the Company terminated the trust agreement between Scienjoy Pte. Ltd and Mr Xiaowu He, resulting in Scienjoy Pte. Ltd directly owns 51% equity interest of Scienjoy Verse.

On April 11, 2024, the Company formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd. in Singapore, which are engaged in developing multi-channel network business in Singapore and other international markets.

On May 30, 2024, the Company formed a 51% owned subsidiary Hangzhou Sixiang Fengjing Culture Technology Co., Ltd. in Zhejiang province, PRC, as an investment holding company.

On July 1, 2024, Scienjoy Verse sold its 90% equity interest of SJ Verse Global Media LLC to Scenovo Pte. Ltd.

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

Overview

We are a leading provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We had 156,687 active show broadcasters for the year ended December 31, 2024. We had over 320 million registered users by the end of December 31, 2024. For the year ended December 31, 2024, the number of paying users was 494,652, decreased 11.3% from 557,692 paying users in fiscal year ended December 31, 2023. Before the BeeLive Acquisition, we operated primarily on three platforms (Showself Live Streaming, Lehai Live Streaming and Haixiu Live Streaming). Through the BeeLive Acquisition, we added two additional platforms (BeeLive Chinese (MiFeng) and BeeLive International) to our businesses. Through the Hongle Acquisition, we added one additional platform (Hongle.tv) to our businesses. All our platforms are using our own mobile applications, and have created a vibrant, interactive, and close community.

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

We have achieved significant growth since our inception. The number of registered users of the Company’s platforms at year end has increased from 170.7 million in 2018 to over 300 million in 2024. The platforms’ annual ARPPU was RMB2,592 and RMB2,714 for the years ended December 31, 2023 and 2024, respectively.

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

On September 6, 2023, we announced our strategic investment of US$3 million to acquire a 30% equity interest in DVCC TECHNOLOGY L.L.C, a Dubai-based metaverse company dedicated to transforming entertainment through innovation. This pivotal move signifies our unwavering commitment to metamorphosing its business transformation strategy from mobile entertainment to metaverse lifestyle, catalyzed by global expansion starting from the dynamic Middle East and North Africa (“MENA”) region. In April, 2024, the Company formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd.in Singapore, which are engaged in developing multi-channel network business in Singapore and other international markets.

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

Our Users

We have an active and well-structured user base. In 2014, we transformed ourselves from a social network platform to a show live streaming platform. Since then, we have experienced increased broadcasting competition and refined our operations. We have also accumulated a diversified user group through constant innovation and promotion. Throughout December 31, 2022 up to December 31, 2024, the number of registered users on our platforms have reached over 320 million.

We do not limit ourselves to acquiring users solely through self-growth fission or third-party marketing. Instead, we adopt the model of win-win game to achieve stable and mutually beneficial expansion of our user base. In 2024, the number of paying users for our platforms was 494,652 and their average revenue per paid user (ARPPU) for fiscal 2024 was RMB2,714.

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

Intellectual Property

We regard our software copyrights, domain names, trademarks and other intellectual property as critical to our success. As of December 31, 2024, we had registered 352 copyrights in China, 15 domain names, 11 patents for live streaming technology, and 105 trademarks.

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

Legal Proceedings

In March 2022, Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), one of our PRC subsidiaries was sued in a litigation brought by certain individual (“WLT Litigation”) in Wuyuan County People’s Court, Inner Mongolia Autonomous Region, China. In the WLT Litigation, Weiliantong was named as a joint defendant together with a broadcaster of the Hongle.tv live streaming platform, which was operated by Weiliantong. In this case, one of the reliefs demanded by the plaintiff was a refund in the amount of RMB 2,113,879 and accrued interest to the plaintiff. On November 25, 2022, in the judgment made by the first instance trial court, the court ruled in favor of the plaintiff and determined that Weiliantong should refund such amount of RMB 2,113,879 and accrued interest to the plaintiff. Weiliantong subsequently appealed on December 9, 2022 in Bayannur City Intermediate People’s Court, Inner Mongolia Autonomous Region, China. In the second instance trial, Weiliantong was successful in its appeal. However, the plaintiff applied for a retrial, and the Higher People’s Court of Inner Mongolia Autonomous Region decided to hear the case. On August 13, 2024, the WLT Litigation was reheard in the Intermediate People’s Court of Bayannur City, Inner Mongolia Autonomous Region. The case number is: (2024) Nei 08 Min Zai No. 38. This case is currently under trial.

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

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014, February 6, 2016 and March 29, 2022, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016 (as amended on June 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from Ministry of Industry and Information Technology (the “MIIT”), or its provincial branches prior to the commencement of such services.

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

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version) (the “Negative List”) promulgated jointly by the MOFCOM and the National Development and Reform Commission (the “NDRC”) on November 1, 2024, the Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the Negative List, are allowed to make investments in the industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties. The internet content service, internet audio-visual program services and online culture activities are subject to foreign investment restrictions/prohibitions set forth in the Negative List.

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

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications (the “APPs”) and the Internet application store (the “APP Store”) are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the Cyberspace Administration of China (“CAC”) on June 28, 2016 and became effective on August 1, 2016, as amened on August 1, 2022.

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

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency as used in live streaming industry, except for the above-mentioned online game virtual currency. To comply with the principle of above-mentioned regulations, in relation to online streaming business, our virtual currency currently can only be used by viewers to exchange for virtual items/gifts to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items/gifts or the relevant privileged services, the conversion transaction is completed and we will immediately cancel the virtual properties in our internal system. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Restrictions on virtual currency may adversely affect our revenues.”

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

On February 25, 2023, the SAMR published the Administrative Measures on Internet Advertising, which became effective on May 1, 2023 (the “Measures on Internet Advertising”), which requires that users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, the Measures on Internet Advertising provides that internet advertising operators and distributers shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. The Measures on Internet Advertising also provides that advertising via livestreaming is subject to the new rules. Further, the Measures prohibits internet operators from publishing advertisement on after-school training for primary school and middle school students and kindergarteners and prohibits advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol or beauty.

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

Regulations Relating to Anti-monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008 (as amended on June 24, 2022), prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded.

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

The PRC Anti-monopoly Law also requires that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023, (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings. The Company shall be subject to filing in CSRC for its issuance of new securities in the same overseas public market or being listed in other public markets for its offerings. The Trial Measures and other relevant regulations or rules may be published by CSRC and other governmental authorities subsequently, if any, may also ask for high requirements or put restrictions and even prohibitions against the Company’s further financing and actions for issuance of new securities.

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

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 329.8 million registered users by the end of December 31, 2024, increased from 325.0 million registered users for the year ended December 31, 2023.

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

In March 2024, our subsidiary Scienjoy Meta Technology L.L.C unveiled its latest advancements in artificial intelligence, AI Mate and AI Vision in Dubai. Together, they aim to inspire, connect, and transform lives worldwide with innovative and user-centric technologies.

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

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different contents and games to attract more users to pay for our services and to pay more money per user as well. Therefore quality broadcasters and interesting contents are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are very cautious in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved ARPPU and paying ratio of Scienjoy Holding Corporation.

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

Summary Consolidated Statements of Operations and Comprehensive Income

	For the years ended December 31,
	2022	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Total revenue	1,953,257	1,464,871	1,363,384	186,783
Cost of revenues	(1,670,068)	(1,272,145)	(1,117,942)	(153,157)
Gross profit	283,189	192,726	245,442	33,626
Sales and marketing expenses	(2,127)	(1,355)	(7,049)	(966)
General and administrative expenses	(61,005)	(75,582)	(76,629)	(10,498)
Research and development expenses	(67,538)	(75,116)	(90,461)	(12,393)
Provision for credit losses	(2,739)	(17,865)	(30,584)	(4,188)
Income from operations	149,780	22,808	40,719	5,581
Change in fair value of contingent consideration	13,071	(5,624)	-	-
Change in fair value of warrant liabilities	10,776	170	-	-
Change in fair value of investment in marketable security	1,760	(9,023)	6,103	836
Investments income (loss)	25,449	(31,328)	(5,742)	(787)
Impairment of long-term investments	-	(11,800)	(10,425)	(1,428)
Interest income, net	2,506	2,739	3,211	440
Other income, net	11,443	7,449	1,609	220
Foreign exchange (loss) gain, net	(1,493)	(1,887)	3,805	521
Income (loss) before income taxes	213,292	(26,496)	39,280	5,383
Income tax expense	(18,067)	(8,480)	(12,597)	(1,726)
Net income (loss)	195,225	(34,976)	26,683	3,657
Less: net income (loss) attributable to noncontrolling interest	1,892	(4,188)	(13,002)	(1,781)
Net income (loss) attributable to the Company’s shareholders	193,333	(30,788)	39,685	5,438

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the years ended December 31, 2022, 2023 and 2024, revenue from consumable virtual items represented over 97% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2022	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,886,179	1,420,258	1,317,601	180,510
Live streaming - time based virtual item revenue	27,683	25,004	24,935	3,416
Technical services and others	39,395	19,609	20,848	2,857
Total revenue	1,953,257	1,464,871	1,363,384	186,783

As of December 31, 2024, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the years indicated:

	For the years ended December 31,
	2022	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Showself	521,155	334,186	330,271	45,246
Lehai	241,851	263,517	330,279	45,248
Haixiu	317,953	245,049	271,809	37,238
Beelive	545,296	304,730	212,035	29,049
Hongle	287,607	297,780	198,142	27,145
Technical services and others	39,395	19,609	20,848	2,857
TOTAL	1,953,257	1,464,871	1,363,384	186,783

The total number of paying users at Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live for the years indicated is as following:

	For the year ended December 31,
	2022	2023	2024
Showself	239,691	143,515	85,693
Lehai	158,034	147,900	152,586
Haixiu	133,147	108,576	119,617
Beelive	93,027	84,998	64,342
Hongle	78,473	72,703	72,414
TOTAL	702,372	557,692	494,652

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live is as following (amounts in RMB):

	For the year ended December 31,
	2022	2023	2024	2024
In RMB and US$	RMB	RMB	RMB	US$
Showself	2,174	2,329	3,854	528
Lehai	1,530	1,782	2,165	297
Haixiu	2,388	2,257	2,272	311
Beelive	5,862	3,585	3,295	451
Hongle	3,665	4,096	2,736	375
Overall average	2,725	2,592	2,714	372

Among five brands of live streaming platforms, Showself Live streaming contributed at least 17% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the years ended December 31, 2022, 2023 and 2024 was RMB2,725, RMB2,592 and RMB2,714, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the year ended December 31,
	2022	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Revenue sharing fees	(1,521,100)	(1,158,959)	(1,035,233)	(141,826)
User acquisition costs	(98,568)	(63,116)	(36,592)	(5,013)
Bandwidth related costs	(13,281)	(12,684)	(9,245)	(1,267)
Others	(37,119)	(37,386)	(36,872)	(5,051)
TOTAL	(1,670,068)	(1,272,145)	(1,117,942)	(153,157)

Revenue sharing fees cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees were 78%, 79% and 76% of revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Revenue sharing fees decreased by 24% in fiscal 2023 compared to fiscal 2022, and further decreased by 11% in fiscal 2024 compared to fiscal 2023 which was in line with the decrease of revenue.

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

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the years ended December 31, 2022, 2023 and 2024, other cost represented approximately 3% of total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for credit losses.

	For the year ended December 31,
	2022	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Sales and marketing expenses	(2,127)	(1,355)	(7,049)	(966)
General and administrative expenses	(61,005)	(75,582)	(76,629)	(10,498)
Research and development expenses	(67,538)	(75,116)	(90,461)	(12,393)
Provision for credit losses	(2,739)	(17,865)	(30,584)	(4,188)

Sales and marketing expenses: Our sales and marketing expenses mainly consist of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses, including advertisements, holding promotional events and developing and designing marketing campaigns. We expect to target sales and marketing expenditures to attract targeted paying users.

General and administrative expenses: Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, and (iv) office rental expenses. As a public company, we incur additional costs to comply with reporting obligations under the U.S. securities laws.

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

Provision for credit losses: We maintain an allowance for credit losses which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for credit losses, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue: Total revenues decreased to RMB1,363.4 million for the year ended December 31, 2024 from RMB1,464.9 million for the year ended December 31, 2023, primarily caused by decrease of paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 494,652 for the year ended December 31, 2024, compared to 557,692 for the year ended December 31, 2023.

Cost of revenues: Our cost of revenues decreased to RMB1,117.9 million for the year ended December 31, 2024 from RMB1,272.1 million for the year ended December 31, 2023. The decrease was primarily attributable to a decrease of RMB123.7 million, in the Company’s revenue sharing fees and a decrease of RMB26.5 million in the Company’s user acquisition costs due to the fact that the Company already had a stable market share.

Gross profit: Our gross profit increased by 27.4% to RMB245.4 million for the year ended December 31, 2024 from RMB192.7 million for the year ended December 31, 2023. The gross margin increased to 18.0% for the year ended December 31, 2024 from 13.2% in the year ended December 31, 2023 due to higher ARPPU during the year ended December 31, 2024, showing the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses: Total operating expenses increased by 20.5% to RMB204.7 million for the year ended December 31, 2024 from RMB169.9 million for the year ended December 31, 2023.

●	Sales and marketing expenses: Our sales and marketing expenses increased by 420.2% to RMB7.0 million for the year ended December 31, 2024 from RMB1.4 million for the year ended December 31, 2023, primarily attributable to sales and marketing activities in our new subsidiaries in Dubai. The Company is taking initiative in Dubai market, aiming at global expansion starting from the dynamic MENA region.

●	General and administrative expenses: Our general and administrative expenses increased by 1.4% to RMB76.6 million for the year ended December 31, 2024 from RMB75.6 million for the year ended December 31, 2023. The increase was primarily due to an increase of RMB5.9 million in employee salary and welfare, offset by a decrease of RMB2.5 million in office renovation expenses and a decrease of RMB2.4 million in share-based compensation.

●	Research and development expenses: Our research and development expenses increased by 20.4% to RMB90.5 million for the year ended December 31, 2024 from RMB75.1 million for the year ended December 31, 2023, due to an increase of RMB14.7 million in technical service fee and an increase of RMB1.1 million in employee salary and welfare.

●	Provision for credit losses: Our provision for credit losses increased by 71.2% to RMB30.6 million for the year ended December 31, 2024 from RMB17.9 million for the year ended December 31, 2023, primary due to a one-time write-off of a RMB30.0 million investment buyback receivable.

Change in fair value of contingent consideration: Change in fair value of contingent consideration was nil for the year ended December 31, 2024, as compared to a loss of RMB5.6 million for the year ended December 31, 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities: Change in fair value of warrant liabilities was nil for the year ended December 31, 2024, as compared to a gain of RMB0.2 million for the year ended December 31, 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. In February 2024, the Company’s warrants expired according to the terms of the warrant agreement.

Change in fair value of investment in marketable security: Change in fair value of investment in marketable security was a gain of RMB6.1 million for the year ended December 31, 2024, as compared to a loss of RMB9.0 million for the year ended December 31, 2023. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss: Investment loss decreased to RMB5.7 million for the year ended December 31, 2024 from RMB31.3 million for the year ended December 31, 2023. The investment loss was primarily attributable to share of unrealized loss in long-term investments.

Impairment of long-term investments: Impairment of long-term investments decreased to RMB10.4 million for the year ended December 31, 2024, from RMB11.8 million for the year ended December 31, 2023.

Net (loss) income: As a result of the foregoing, net income was RMB26.7 million for the year ended December 31, 2024, as compared to a net loss of RMB35.0 million for the year ended December 31, 2023.

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

Investment income (loss): Investment loss amounted to RMB31.3 million for the year ended December 31, 2023, as compared with an investment income of RMB25.4 million for the year ended December 31, 2022. The investment loss for the year ended December 31, 2023 was primarily attributable to a one-time share of unrealized loss of RMB30.7 million in the long-term investments.

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

As of December 31, 2023 and 2024, RMB199,822 and RMB242,359, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short-term investments as of December 31, 2023 and 2024.

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

The following table presents the summary of the Company’s cash flow data.

	For the year ended December 31,
	2022	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Net cash provided by operating activities	57,551	102,694	68,716	9,415
Net cash used in investing activities	(113,246)	(67,190)	(20,044)	(2,746)
Net cash used in financing activities	(11,482)	(5,223)	(136)	(18)
Effect of foreign exchange rate changes on cash	1,522	(108)	(1,461)	(202)
Net (decrease) increase in cash and cash equivalents	(65,655)	30,173	47,075	6,449
Cash and cash equivalents at beginning of the year	240,947	175,292	205,465	28,149
Cash and cash equivalents at end of the year	175,292	205,465	252,540	34,598

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

 Net cash provided by operating activities was RMB68.7 million for the year ended December 31, 2024. The difference between the net cash provided by operating activities and net income of RMB26.7 million was primarily attributable to non-cash adjustment of RMB65.1 million, a decrease in accounts receivable of RMB34.3 million due to declining revenue and a decrease in prepaid expense and other current assets of RMB20.2 million, partially offset by a decrease in accrued expenses and other current payables of RMB20.8 million, a decrease in accounts payable of RMB37.2 million and a decrease in deferred revenue of RMB17.4 million.

 Net cash provided by operating activities was RMB102.7 million for the year ended December 31, 2023. The difference between the net cash provided by operating activities and net loss of RMB35.0 million was primarily attributable to non-cash adjustment of RMB99.9 million, a decrease in accounts receivable of RMB54.1 million due to declining revenue, a decrease in prepaid expense and other current assets of RMB20.3 million, an increase in accrued expenses and other current payables of RMB7.3 million, partially offset by a decrease in accounts payable of RMB43.1 million.

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

Net cash used in investing activities was RMB20.0 million for the year ended December 31, 2024, primarily due to RMB19.1 million paid for long term investments and RMB1.0 million paid for property and equipment.

Net cash used in investing activities was RMB67.2 million for the year ended December 31, 2023, primarily due to RMB63.4 million paid for long term investments and RMB3.5 million cash paid for acquisition of SJ Verse (formerly name as “Nujoom Almashreq Media L.L.C”).

Net cash used in investing activities was RMB113.2 million for the year ended December 31, 2022, primarily due to RMB107.0 million paid for long term investment and RMB4.1 million net cash paid for acquisition of Weiliantong and acquisition of Chuangda Huizhi.

Financing Activities

Net cash used in financing activities was RMB0.1 million for the year ended December 31, 2024, primarily due to payment of RMB0.7 million for treasure stocks, partially offset by RMB0.4 million proceeds from related parties and RMB0.2 million contribution from non-controlling shareholders.

Net cash used in financing activities was RMB5.2 million for the year ended December 31, 2023, primarily due to payment of RMB2.7 million for treasure stocks and RMB10.0 million for bank loan, partially offset by RMB5.0 million proceed from bank loan and RMB1.8 million contributed from non-controlling shareholders.

Net cash used in financing activities was RMB11.5 million for the year ended December 31, 2022, primarily due to payment of RMB 16.5 million paid for treasure stocks, offset by RMB5.0 million proceed from bank loan.

Capital Expenditures.

For the years ended December 31, 2022, 2023 and 2024, the Company’s capital expenditure amounted to RMB2.2 million, RMB0.5 million and RMB1.0 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit loss, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Revenue Recognition

The Company applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges. The Company derives their revenue from live streaming service and technical service.

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

Technical Services and others

The Company generated technical revenues from providing technical development and advisory, which accounts for only less than 2% of revenue. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2022, 2023 and 2024.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the year ended December 31, 2024, the Company determined it was unlikely that its reporting unit fair value was less than its carrying value and no quantitative assessment was required.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2023 and 2024. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information of our senior management and directors, and their ages as of the date of this report.

Names	Age	Position
Xiaowu He	49	Director, Chief Executive Officer, and Chairman of the Board
Bo Wan	49	Director, Chief Operating Officer
Denny Tang	55	Chief Financial Officer
Yongsheng Liu	55	Director, Vice Chairman of the Board
Hucheng Zhou	45	Independent Director
Huifeng Chang	59	Independent Director
Jian Sun	43	Independent Director
Jun Lu	48	Independent Director

Xiaowu He. Mr. He has been our Chief Executive Officer, Director and Chairman of the Board since May 2020. He is one of the three co-founders of Scienjoy Inc. and has served as the chief executive officer of Scienjoy Inc. since October 2011. Mr. He has been mainly responsible for Scienjoy ’s overall business, including business strategies, company operations and financings. Mr. He has also been the 100% shareholder and director of Enmoli Inc. since December 2018 and the 100% shareholder and director of Heshine Holdings Limited, which is one of the two shareholders of Lavacano, since January 2019. Prior to founding Scienjoy Inc. in 2011, between 2008 and 2011, Mr. He served as the East Asia Regional Director of Business Development of Tyco International, a Fortune 500 Company, where he was responsible for commercial cooperation and development of the entire Sensormatic product line in East Asia. From 2006 to 2007, Mr. He worked at NCR/Teradata Toronto, Canada and provided technical and customer support for its DCM program. From 2004 to 2006, Mr. He was a manager at M&L Export and Import Company in Toronto, Canada. Prior to working in Canada, Mr. He worked in Fujian, China, and assumed various positions in UTStarcom, Shida System Integration Company, and Fujian Posts and Telecommunications. Mr. He received his MBA degree from the University of New Brunswick and his Doctor degree in business administration from EU Business School in 2024. We believe that Mr. He’s qualifications to sit on the board include his deep understanding of our business model and strong leadership in the capacity of an executive and a director, along with his expertise in strategic planning, corporate financing and business development, and extensive experience in the information technology industry.

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

Denny Tang. Mr. Tang has been our Chief Financial Officer since May 2020. Mr. Tang has extensive experience working in a multi-cultural and complex matrix reporting hierarchy and has served as the chief financial officer of Scienjoy Inc. since February 2020. Since March 2025, Mr. Tang has served as an independent non-executive director of Greatview Aseptic Packaging Company Limited, an aseptic processing company listed on the Hong Kong Stock Exchange. From 2007 to 2017, Mr. Tang served as the Group Finance Director at Ogilvy Beijing, a 4A agency that offers a broad range of marketing communication service. While at Ogilvy Beijing, Mr. Tang led 4 directors and set up direct procurement function that is first in kind in the PRC advertising industry. He also assumed board of directorship in more than 20 subsidiaries and was the point of contact of JV partners. From 1999 to 2007, Mr. Tang was the business planning & developing manager (head of finance) at PCCW-NOW TV, where he was in charge of the whole finance of a pay TV operator. From 1996 to 1999, Mr. Tang worked as the business development manager at New World Infrastructure, where he participated in due diligence, project finance pre & post acquisition and assisted in IPO listing of China.com, the first PRC internet company listed in the U.S. From 1992 to 1994, Mr. Tang was a senior associate at KPMG’s Beijing office and involved in advisory and reconstruction projects of pre-listing of A/B shares of PRC state owned enterprise. Mr. Tang graduated from Hong Kong Polytechnic University with Honors in Accountancy and earned his MBA degree from the Chinese University of Hong Kong while gaining exchange experience at Columbia Business School. We believe that Mr. Tang is qualified to serve as the Chief Financial Officer because he has extensive experience in accounting, finance, and business management at leading companies in the media and internet industry.

Yongsheng Liu. Mr. Liu was our Chief Executive Officer and Chairman of our Board since our inception through the closing of the Business Combination and is currently a Director and Vice Chairman of the Board. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate M&A transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Since 2023, Mr. Liu has served as an independent director at Suncar Technology Group Inc., a company in the business of providing digitalized automotive after-sales service and online insurance services. Since August 2020, Mr. Liu has been chief executive officer and chairman of the board of Goldenbridge Acquisition Limited. From March 2017 to April 2018, Mr. Liu served as Chairman and CEO of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2003 and his bachelor’s degree from Civil Aviation University of China in 1992.We believe that Mr. Liu is qualified to sit on our board due to his many years of public company management and director experience, along with his expertise in strategic planning, corporate financing and business development.

Hucheng Zhou. Mr. Zhou has served as an Independent Director of our Board since August 2021. Mr. Zhou has extensive experience in board governance. Mr. Zhou has served as an independent director of Soling Co Ltd. since December 2019. Mr. Zhou supervises the operation of Soling Co Ltd. on behalf of small and medium-sized shareholders, is responsible for convening the nomination committee and the strategic committee, and participates in the supervision of Soling Co Ltd.’s strategic remuneration and audit-related business. Mr. Zhou has also served as the vice president, deputy secretary general, and senior researcher at the Charhar Institute since April 2018. In addition, Mr. Zhou has served as the vice president of Guangdong Health China Society since March 2021, the vice president of Southeast and South Asia Branch of Europe-America Alumni Club since January 2020, the vice president of Guangdong Alumni Association of Nanyang Technological University since November 2018, the executive director of China Association for International Public Relations since May 2017, and a visiting professor at Visiting Professor of Seoul Communication University in Korea since March 2017. From March 2017 to April 2018, Mr. Zhou served as the executive director and executive vice president of Royal China International Holdings Limited. From December 2015 to March 2017, Mr. Zhou served as the press spokesperson of LeTV Holding Group. From February 2012 to November 2015, Mr. Zhou served as the deputy director of the Theory and Commentary Department of Nanfang Daily. Mr. Zhou obtained his Master of Public Administration from Nanyang Technological University in Singapore in 2014 and his Bachelor of Arts degree from Huazhong University of Science and Technology in Hubei, China in 2004.

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

Jian Sun. Mr. Sun has served as an Independent Director of our Board since May 2020. He has extensive experience in the accounting field, both in academia and in practice. Mr. Sun is a Certified Public Accountant and has published articles in the field of accounting, business finance, and corporate governance. He has been serving as an independent director at MGI Tech Co. Ltd, a company focusing on life science and biotechnology, since 2023, at China Resources Sanjiu Medical & Pharmaceutical Co., Ltd, a pharmaceutical company, since 2023, and at Innovita Biological Technology Co., Ltd, a biopharmaceutical company, since 2020. He served as an independent director at Beijing CTID Industry Operation & Management Co., Ltd., a company focusing on operation, management, and services of industrial parks, from 2022 to 2023. Since 2017, Mr. Sun has been a professor in the School of Accountancy at Central University of Finance and Economics in China (the “CUFE”). Since September 2016, he has also served as the vice dean at the CUFE. From 2009 to 2017, Mr. Sun taught at the CUFE, first as an assistant professor and then as an associate professor. From 2017 to 2023, he has served as an independent director at Founder Financing Services Company Limited and at Huadian Energy Company Limited from 2017 to 2020. From 2015 to 2019, he served as an independent director at Panda Financial Company Limited. He also holds part-time academic positions at the Accounting Information Committee of Accounting Society of China and Accounting Information Standardization Committee of the China Ministry of Finance. Mr. Sun earned his bachelor’s degree and master’s degree in accounting from Southeast University’s Economic and Management School in 2003 and 2006, respectively. He obtained his Ph.D. in accounting from Renmin University in 2009. From 2015 to 2016, he was a visiting scholar at Eli Broad Business School, Michigan State University. We believe Mr. Sun is qualified to serve as an independent director because he has a deep understanding of accounting and has also served as an independent director at various companies before.

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

B.	Compensation of Directors and Executive Officers

Executive Officers Compensation for the Last Full Financial Year

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB 2.2 million (US$0.3 million) in cash to our directors and executive officers, and we paid an aggregate of RMB 0.8 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Equity Incentive Plan.”

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, for the purpose of to providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of Class A ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. In 2022, 2023 and 2024, the Company repurchased 794,120,119,725 and 134,333 shares respectively. As of the date of this annual report, a total of 2,986,149 restricted share units has been granted under the 2021 Plan.

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

Committees of the Board of Directors

There are four standing committee of our Board: the Audit Committee, the Nominating Committee, the Compensation Committee and the Cybersecurity Committee. The composition of each committee are described below:

●	Audit Committee: Jian Sun (Chairperson), Huifeng Chang, and Jun Lu;

●	Nominating Committee: Huifeng Chang (Chairperson), Jian Sun, and Jun Lu;

●	Compensation Committee: Jun Lu (Chairperson), Huifeng Chang, and Jian Sun; and

●	Cybersecurity Committee: Jun Lu, Xiaowu He, and Bo Wan.

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

We had 280 employees as of December 31, 2024, of which 254 employees were located in China and 26 employees were located in Dubai. We had 272 employees as of December 31, 2023, of which 252 employees were located in China and 20 employees were located in Dubai. The following table sets forth a breakdown of our employees by function as of December 31, 2024 and as of December 31, 2023.

	As of December 31, 2024		As of December 31, 2023
	Number	%	Number	%
Functions:
General Operations	78	27.9%	73	26.8%
Research and Development	106	37.9%	103	37.9%
Sales and Marketing	11	3.9%	15	5.5%
Legal and Internal Audit	5	1.8%	4	1.5%
General Administration	47	16.8%	43	15.8%
Product	33	11.8%	34	12.5%
Total number of employees	280	100%	272	100%

E.	Share Ownership

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have, immediately prior to the date of the report, sole voting and investment power with respect to all of the Company’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below have, immediately prior to the date of this report, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All Company stock subject to options exercisable within 60 days of the consummation of this report are deemed to be outstanding and beneficially owned by the persons holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The percentages in the table are based on 39,078,340 shares of Class A Ordinary Shares and 2,925,058 shares of Class B Ordinary Shares outstanding as of April 22, 2025.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power
	Number	Number	Number	%	%
Director and Executive Officers: (1)
Xiaowu He (2)	5,032,208	2,925,058	7,957,266	18.94%	50.17%
Bo Wan (3)	1,968,308	-	1,968,308	4.69%	2.88%
Yongsheng Liu	*	-	*	*	*
Hucheng Zhou	*	-	*	*	*
Huifeng Chang	*	-	*	*	*
Jian Sun	*	-	*	*	*
Jun Lu	*	-	*	*	*
Denny Tang	-	-	-	-	-
All Directors and Executive Officers as a Group (8 individuals)	7,164,016	2,925,058	10,089,074	24.02%	53.29%
Principal Shareholders:
Wolter Global Investment Limited (4)	4,661,476	-	4,661,476	11.1%	6.82%
WBY Entertainment Holdings Ltd. (3) (5)**	1,968,308	-	1,968,308	4.69%	2.88%
Heshine Holdings Limited (2)**	5,032,208	2,925,058	7,957,266	18.94%	50.17%
Tongfang Stable Fund (6)**	12,113,334	-	12,113,334	28.84%	17.73%

*	Less than 1%

**	The share numbers of each of these shareholders are based on the most recent Schedule 13D filed by such shareholder.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation RM1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, P.R. China.

(2)	Mr. Xiaowu He owns 100% equity interest in Heshine Holdings Limited. He has the sole voting and dispositive power over the securities held by Heshine Holdings Limited.

(3)	Mr. Bo Wan has sole voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(4)	Mr. Junpeng Guo owns 100% equity interest in Wolter Global Investment Limited. The address of Wolter Global Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island.

(5)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Viva Plan Limited owns 100% equity interest in Tongfang Stable Fund. The address of Tongfang Stable Fund is. Unit 2301, 23/F, 308 Central Des Voeux 308 Des Voeux Road Central, Sheung Wan, HK

As of April 22, 2025, 22,579,506 of our Class A Ordinary Shares are held by record holders in the United States.

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

The principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Enmoli Inc.	Where Mr. He Xiaowu acted as director
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

Purchases from related parties

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

		For the years ended December 31,
		2022	2023	2024	2024
(All amounts in thousands)		RMB	RMB	RMB	US$
Sixiang Zhuohong Private Equity LP	Sold 11.5385% equity interest of Banyou to the Company	-	37,500	-	-
Sixiang Zhuohong Private Equity LP	Acquired 6% of Hangzhou Zhan Ge’s shares through Sixiang Zhuohong	-	-	13,500	1,849

Balances with related parties

As of December 31, 2023 and 2024, the amounts due from/to related parties are as follows:

	2023	2024	2024
(All amounts in thousands)	RMB	RMB	US$
Amount due from related parties
Enmoli Inc.(1)	355	-	-
Total	355	-	-

(1)	The balance was collected on January 12, 2024.

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

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of Class A ordinary shares, 2,925,058 Class B ordinary shares and 50,000,000 Class A preferred shares, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of April 22, 2025, 39,078,340 Class A ordinary shares and 2,925,058 shares of Class B ordinary shares are issued and outstanding.

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

Warrants

As of February 6, 2024, we had no warrants issued and outstanding. On February 5, 2024, the fifth year anniversary of the effectiveness of Wealthbridge’s registration statement relating to its initial public offering, all the warrants issued as part of the units issued in Wealthbridge’s initial public offering and the private placement consummated simultaneously with the initial public offering expired and were cancelled pursuant to the terms of the Warrant Agreement by and between Wealthbridge and Continental Stock Transfer & Trust Company, dated February 5, 2019.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2024 and 2023, RMB242,359 and RMB199,822, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting..

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

For the Year Ended December 31, 2024
Audit Fees (1)	471,560
Audit-related Fees (2)	8,400
Total	479,960

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1, 2024 – January 31, 2024	-	-	-	-
February 1, 2024 – February 29, 2024	-	-	-	-
March 1, 2024 – March 31, 2024	-	-	-	-
April 1, 2024 – April 30, 2024	-	-	-	-
May 1, 2024 – May 31, 2024	-	-	-	-
June 1, 2024 – June 30, 2024	-	-	-	-
July 1, 2024 – July 31, 2024	-	-	-	-
August 1, 2024 – August 31, 2024	-	-	-	-
September 1, 2024 – September 31, 2024	-	-	-	-
October 1, 2024 – October 31, 2024	-	-	-	-
November 1, 2024 – November 30, 2024	-	-	-	-
December 1, 2024 to December 31, 2024	134,333	$0.761	-	-
Total	134,333	$0.761	-	-

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES.

The Company adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.

ITEM 16K. Cybersecurity.

The Board established a Cybersecurity Committee that is responsible for the oversight of risks from cybersecurity threats. The Cybersecurity Committee reviews and discusses with the management and the Board the (i) Company’s cybersecurity risks, including network security, information security, data privacy and protection, and third-party cybersecurity risks, (ii) results of internal cybersecurity audits, if any, (iii) steps management has taken to identify, assess, monitor, manage, and mitigate cybersecurity risks, and (iv) emerging technology risks. As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Description of Securities (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Hongren (Zhejiang) Culture Technology Co., Ltd. and Bo Wan, dated April 1, 2024 (English Translation) (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).

4.11	Employment Agreement between Beijing Le Hai Technology Co. Ltd. and Bentong Deng. (Denny Tang), dated April 1, 2024 (English Translation). (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
4.12	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.26	Resale Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.20 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.28	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.29	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.30	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.33	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.34	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.40	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.41	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.42	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.43	Exclusive Business Cooperation Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
8.1*	Subsidiaries of the Registrant
11.1*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Beijing Feng Yu Law Firm
97.1	Policy Related to Recovery of Erroneously Awarded Compensation, adopted November 29, 2023 (incorporated by reference to Exhibit 97 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
99.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
99.2	Amended and Restated Compensation Committee Charter (incorporated by reference to Exhibit 99.2 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: April 22, 2025

SCIENJOY HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Scienjoy Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

April 22, 2025

SCIENJOY HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,465	252,540	34,598
Accounts receivable, net	260,979	226,060	30,970
Prepaid expenses and other current assets	78,653	28,415	3,893
Amounts due from related parties	355	-	-
Investment in marketable security	31,525	37,629	5,155
Total current assets	576,977	544,644	74,616

Non-current assets
Property and equipment, net	2,193	1,981	271
Intangible assets, net	412,154	405,256	55,520
Goodwill	182,467	182,661	25,024
Long term investments	254,411	257,387	35,262
Long term deposits and other assets	726	906	124
Right-of-use assets-operating lease	12,157	4,845	664
Deferred tax assets	7,379	7,505	1,028
Total non-current assets	871,487	860,541	117,893
TOTAL ASSETS	1,448,464	1,405,185	192,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	73,183	36,015	4,934
Accrued salary and employee benefits	14,763	22,346	3,061
Accrued expenses and other current liabilities	27,610	6,840	937
Income tax payable	13,005	11,284	1,546
Lease liabilities-operating lease -current	7,974	4,098	561
Deferred revenue	97,586	80,186	10,985
Total current liabilities	234,121	160,769	22,024

Non-current liabilities
Deferred tax liabilities	59,818	58,400	8,001
Lease liabilities-operating lease -non-current	4,798	700	96
Total non-current liabilities	64,616	59,100	8,097
TOTAL LIABILITIES	298,737	219,869	30,121

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively; 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively.
Class A ordinary shares	423,623	444,162	60,850
Class B ordinary shares	23,896	23,896	3,274
Shares to be issued	30,777	20,817	2,852
Treasury stocks	(19,216)	(19,952)	(2,733)
Statutory reserves	44,698	50,705	6,947
Retained earnings	628,821	662,499	90,762
Accumulated other comprehensive income	17,965	16,967	2,324
Total shareholders’ equity	1,150,564	1,199,094	164,276
Non-controlling interests	(837)	(13,778)	(1,888)
Total equity	1,149,727	1,185,316	162,388
TOTAL LIABILITIES AND EQUITY	1,448,464	1,405,185	192,509

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,886,179	1,420,258	1,317,601	180,510
Live streaming - time based virtual item revenue	27,683	25,004	24,935	3,416
Technical services and others	39,395	19,609	20,848	2,857
Total revenue	1,953,257	1,464,871	1,363,384	186,783
Cost of revenues	(1,670,068)	(1,272,145)	(1,117,942)	(153,157)
Gross profit	283,189	192,726	245,442	33,626
Sales and marketing expenses	(2,127)	(1,355)	(7,049)	(966)
General and administrative expenses	(61,005)	(75,582)	(76,629)	(10,498)
Research and development expenses	(67,538)	(75,116)	(90,461)	(12,393)
Provision for credit losses	(2,739)	(17,865)	(30,584)	(4,188)
Income from operations	149,780	22,808	40,719	5,581
Change in fair value of contingent consideration	13,071	(5,624)	-	-
Change in fair value of warrant liabilities	10,776	170	-	-
Change in fair value of investment in marketable security	1,760	(9,023)	6,103	836
Investments income (loss)	25,449	(31,328)	(5,742)	(787)
Impairment of long-term investments	-	(11,800)	(10,425)	(1,428)
Interest income, net	2,506	2,739	3,211	440
Other income, net	11,443	7,449	1,609	220
Foreign exchange (loss) gain, net	(1,493)	(1,887)	3,805	521
Income (loss) before income taxes	213,292	(26,496)	39,280	5,383
Income tax expense	(18,067)	(8,480)	(12,597)	(1,726)
Net income (loss)	195,225	(34,976)	26,683	3,657
Less: net income (loss) attributable to noncontrolling interest	1,892	(4,188)	(13,002)	(1,781)
Net income (loss) attributable to the Company’s shareholders	193,333	(30,788)	39,685	5,438

Other comprehensive income (loss):
Other comprehensive income (loss) - foreign currency translation adjustment	955	(105)	(998)	(137)
Comprehensive income (loss)	196,180	(35,081)	25,685	3,520
Less: comprehensive income (loss) attributable to non-controlling interests	1,892	(4,188)	(13,002)	(1,781)
Comprehensive income (loss) attributable to the Company’s shareholders	194,288	(30,893)	38,687	5,301

Weighted average number of shares
Basic	39,263,147	40,649,414	41,367,946	41,367,946
Diluted	39,263,147	40,649,414	41,564,237	41,564,237

Earnings (loss) per share
Basic	4.92	(0.76)	0.96	0.13
Diluted	4.92	(0.76)	0.95	0.13

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Treasury stocks		Shares to be	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total’
	Shares	Amount	Shares	Amount	issued	reserves	earnings	income	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	30,844,641	153,237	-	-	128,119	31,775	479,199	17,115	-	809,445
Issuance of shares for achievement of earnout target	3,540,960	128,119	-	-	(128,119)	-	-	-	-	-
Shares issued for Weiliantong Acquisition	3,898,511	127,466	-	-	-	-	-	-	-	127,466
Share-based compensation	1,325,614	11,954	-	-	-	-	-	-	-	11,954
Shares to be issued for achievement of earnout target	-	-	-	-	13,106	-	-	-	-	13,106
Shares to be issued for Weiliantong Acquisition	-	-	-	-	20,817	-	-	-	-	20,817
Treasury stocks	-	-	(794,120)	(16,482)	-	-	-	-	-	(16,482)
Appropriation to statutory reserves	-	-	-	-	-	7,433	(7,433)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	955	-	955
Net income	-	-	-	-	-	-	193,333	-	1,892	195,225
Balance as of December 31, 2022	39,609,726	420,776	(794,120)	(16,482)	33,923	39,208	665,099	18,070	1,892	1,162,486
Issuance of shares for achievement of earnout target	995,118	13,106	-	-	(13,106)	-	-	-	-	-
Share-based compensation	434,093	13,637	-	-	-	-	-	-	-	13,637
Shares to be issued for achievement of earnout target	-	-	-	-	9,960	-	-	-	-	9,960
Acquisition of SJ Verse Global Media LLC	-	-	-	-	-	-	-	-	(288)	(288)
Capital contribution by non-controlling shareholders	-	-	-	-	-	-	-	-	1,751	1,751
Treasury stocks	-	-	(119,725)	(2,734)	-	-	-	-	-	(2,734)
Appropriation to statutory reserves	-	-	-	-	-	5,490	(5,490)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(105)	(4)	(109)
Net loss	-	-	-	-	-	-	(30,788)	-	(4,188)	(34,976)
Balance as of December 31, 2023	41,038,937	447,519	(913,845)	(19,216)	30,777	44,698	628,821	17,965	(837)	1,149,727
Issuance of shares for achievement of earnout target	403,089	9,960	-	-	(9,960)	-	-	-	-	-
Share-based compensation	405,758	10,579	-	-	-	-	-	-	-	10,579
Capital contribution by non-controlling shareholders	-	-	-	-	-	-	-	-	245	245
Treasury stocks	-	-	(134,333)	(736)	-	-	-	-	-	(736)
Appropriation to statutory reserves	-	-	-	-	-	6,007	(6,007)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(998)	(184)	(1,182)
Net income (loss)	-	-	-	-	-	-	39,685	-	(13,002)	26,683
Balance as of December 31, 2024	41,847,784	468,058	(1,048,178)	(19,952)	20,817	50,705	662,499	16,967	(13,778)	1,185,316
Balance as of December 31, 2024 (US$)	41,847,784	64,124	(1,048,178)	(2,733)	2,852	6,947	90,762	2,324	(1,888)	162,388

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	195,225	(34,976)	26,683	3,657

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,149	1,237	1,127	154
Amortization of intangible assets	7,038	6,964	6,969	955
Loss from disposal of property and equipment	-	5	2	-
Provision for credit losses	2,739	17,865	30,584	4,188
Deferred tax (benefit) expenses	(1,402)	(4,460)	(1,545)	(211)
Change in fair value of contingent consideration	(13,071)	5,624	-	-
Change in fair value of warrant liabilities	(10,776)	(170)	-	-
Change in fair value of investment in marketable security	(1,760)	9,023	(6,103)	(836)
Investments (income) loss	(25,449)	31,328	5,742	787
Impairment of long-term investments	-	11,800	10,425	1,428
Share-based compensation	11,954	13,637	10,579	1,449
Amortization of right-of-use assets-operating lease	6,265	7,052	7,312	1,002
Changes in operating assets and liabilities
Accounts receivable	(112,058)	54,148	34,335	4,704
Prepaid expense and other current assets	64,180	20,284	20,239	2,773
Long term deposits and other assets	335	227	(180)	(24)
Accounts payable	25,503	(43,065)	(37,171)	(5,092)
Deferred revenue	22,397	4,203	(17,400)	(2,384)
Accrued salary and employee benefits	(14,109)	2,335	7,583	1,039
Accrued expenses and other current liabilities	(100,331)	7,334	(20,771)	(2,846)
Lease liabilities-operating lease	(5,527)	(7,175)	(7,974)	(1,092)
Income tax payable	5,249	(526)	(1,720)	(236)
Net cash provided by operating activities	57,551	102,694	68,716	9,415

Cash flows from investing activities
Cash acquired from acquisition	9,707	212	-	-
Payment for acquisition	(13,800)	(3,546)	-	-
Payment for long term investments	(107,000)	(63,363)	(19,056)	(2,611)
Purchase of property and equipment and intangible assets	(2,153)	(493)	(988)	(135)
Net cash used in investing activities	(113,246)	(67,190)	(20,044)	(2,746)

Cash flows from financing activities
Capital contribution by non-controlling shareholders	-	1,751	245	34
Proceeds from related parties	-	760	355	49
Proceeds from bank loan	5,000	5,000	-	-
Repayment of bank loan	-	(10,000)	-	-
Share repurchase	(16,482)	(2,734)	(736)	(101)
Net cash used in financing activities	(11,482)	(5,223)	(136)	(18)

Effect of foreign exchange rate changes on cash	1,522	(108)	(1,461)	(202)
Net (decrease) increase in cash and cash equivalents	(65,655)	30,173	47,075	6,449
Cash and cash equivalents at beginning of the year	240,947	175,292	205,465	28,149
Cash and cash equivalents at end of the year	175,292	205,465	252,540	34,598

Supplemental disclosures of cash flow information:
Income taxes paid	9,076	13,447	15,842	2,170

Supplemental non-cash investing and financing information:
Recognition of contingent consideration	19,875	-	-	-
Issuance of Class A ordinary shares for acquisition	127,466	-	-	-
Issuance of Class A ordinary shares for achievement of earnout target	117,264	13,106	9,960	1,365
Issuance of Class B ordinary shares for achievement of earnout target	10,855	-	-	-
Shares to be issued for achievement of earnout target	13,106	9,960	-	-
Shares to be issued for Weiliantong Acquisition	20,817	-		-
Right-of-assets obtained in exchange for operating lease obligations	25,474	-	-	-
Non-controlling interests from Acquisition of SJ Verse Global Media LLC	-	(288)	-	-

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

(a) Recent developments

On April 11, 2024, the Company formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd.in Singapore, which are engaged in developing multi-channel network business in Singapore and other international markets.

On May 30, 2024, the Company formed a 51% owned subsidiary Hangzhou Sixiang Fengjing Culture Technology Co., Ltd. in Zhejiang PRC, as an investment holding company.

(b) Organization

Subsidiaries and VIEs include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	February 23, 2017	Cayman Islands	100%	Holding Company
Scienjoy Pte. Ltd. (“Scienjoy SG”)	July 25, 2023	Singapore	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Scienjoy Verse Tech Ltd (“Scienjoy Verse”) (a 51% owned subsidiary of Scienjoy SG) (1)	September 18, 2023	Dubai	51%	Holding Company
Scienjoy Meta Technology LLC (“Scienjoy Meta”) (a wholly owned subsidiary of Scienjoy Verse)	October 3, 2023	Dubai	51%	Metaverse business
Scenovo Pte. Ltd. (“Scenovo SG”) (a 51% owned subsidiary of Scienjoy SG)	April 11, 2024	Singapore	51%	Holding Company
SJ Verse Global Media LLC (“SJ Verse”) (a 90% owned subsidiary of Scenovo SG) (2)	May 20, 2020	Dubai	45.9%	Multi-channel network business
Techjoy Pte. Ltd. (“Techjoy SG”) (a 70% owned subsidiary of Scenovo SG)	May 31, 2024	Singapore	35.7%	Multi-channel network business
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company
Sixiang Yingyue (Shanghai) Technology Co., Ltd(“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Chuangda Zhihui (Beijing) Technology Co., Ltd.(“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd(“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Hangzhou Sixiang Fengjing Culture Technology Co., Ltd.(“SXFJ”) (a 51% owned subsidiary of QYHN)	May 30, 2024	The PRC	51%	Holding Company
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

(1)	On July 1, 2024, the Company terminated the trust agreement between Scienjoy SG and Mr Xiaowu He, Chief Executive Officer and Chairman of the Board. After that, Scienjoy SG directly owns 51% equity interest of Scienjoy Verse.

(2)	On July 1, 2024, Scienjoy Verse sold its 90% equity interest of SJ Verse to Scenovo SG.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

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

(b) Organization (continued)

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

(b) Organization (continued)

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

(b) Organization (continued)

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

The following tables represent the financial information of the consolidated VIE and its subsidiaries as of December 31, 2023 and 2024 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	115,322	196,421	26,910
Accounts receivable, net	198,709	195,202	26,743
Prepaid expenses and other current assets	65,751	7,359	1,008
Amounts due from inter-companies(1)	173,545	181,317	24,840
Total current assets	553,327	580,299	79,501

Non-current assets
Property and equipment, net	1,356	1,157	159
Intangible assets, net	412,008	405,084	55,496
Goodwill	172,781	172,781	23,671
Deferred tax assets	6,135	6,716	920
Long term deposits and other assets	671	686	94
Long term investments	380,869	241,227	33,048
Right of use assets-operating lease	12,157	4,845	664
Total non-current assets	985,977	832,496	114,052
TOTAL ASSETS	1,539,304	1,412,795	193,553

LIABILITIES
Current liabilities
Accounts payable	53,545	34,300	4,701
Deferred revenue	81,503	61,891	8,479
Accrued salary and employee benefits	10,397	15,345	2,102
Accrued expenses and other current liabilities	11,300	14,621	2,003
Income tax payable	10,530	11,285	1,546
Amounts due to inter-companies(1)	424,856	417,184	57,154
Lease liability-operating lease -current	7,974	4,098	561
Total current liabilities	600,105	558,724	76,546

Non-current liabilities
Deferred tax liabilities	59,818	58,400	8,001
Lease liabilities-operating lease -non-current	4,798	700	96
Total non-current liabilities	64,616	59,100	8,097
TOTAL LIABILITIES	664,721	617,824	84,643

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to other entities within the Group.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

All revenue-producing assets recognized by the Company, including trademarks, patents, copyrights and software, are held by the VIEs, please refer to Note 8. There are no unrecognized revenue-producing assets.

Summarized below is the information related to the financial performance of the VIEs reported in the Company’s consolidated statements of income for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues	1,291,701	1,215,582	1,281,734	175,597
Third party customers	1,291,602	1,215,582	1,276,090	174,824
Inter-companies	99	-	5,644	773
Net income (loss)	143,651	(14,991)	71,271	9,764

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash provided by operating activities	155,897	42,562	100,323	13,744
Net cash used in investing activities	(122,236)	(42,554)	(19,440)	(2,663)
Net cash (used in) provided by financing activities	(198)	836	216	30

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit losses, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Foreign currency

The functional currency of the Company is in US dollars and the functional currency of the Company’s subsidiaries and VIEs are local currencies, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is Renminbi (“RMB”).

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

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Accounts receivable and allowance for credit losses

Accounts receivable is stated at the historical carrying amount net of allowance for credit losses.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Certain licenses for platforms are determined to have an infinite useful life and are not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Trademark	10 years
Patent	10 years
Copyright	10 years
Software	3 to 10 years
Licenses acquired	3 years

(k) Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31 2022, 2023 and 2024.

(l) Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. For the years ended December 31, 2022, 2023 and 2024, the Company performed the impairment test and determined that the fair value of goodwill was more than carrying value, therefore the Company did not recognize any impairment loss on goodwill.

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

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2024:

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	31,525	-	-	31,525

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	37,629	-	-	37,629

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition

The Company applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition (continued)

Technical services and others

The Company generated technical and other revenues from providing multi-channel network (“MCN”) agency service, technical development, advisory and others, which accounts for only approximately 2% or less of revenue for the years ended December 31, 2022, 2023 and 2024. As the amount was immaterial, and short-term in nature, which is usually less than six months, the Company recognizes revenue when service is rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,886,179	1,420,258	1,317,601	180,510
Live streaming - time based virtual item revenue	27,683	25,004	24,935	3,416
Technical services and others	39,395	19,609	20,848	2,857
Total revenue	1,953,257	1,464,871	1,363,384	186,783

As of December 31, 2024, the Company operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Showself	521,155	334,186	330,271	45,246
Lehai	241,851	263,517	330,279	45,248
Haixiu	317,953	245,049	271,809	37,238
Beelive	545,296	304,730	212,035	29,049
Hongle	287,607	297,780	198,142	27,145
Technical services and others	39,395	19,609	20,848	2,857
TOTAL	1,953,257	1,464,871	1,363,384	186,783

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for credit losses reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies amounted to RMB10,094, RMB6,853, RMB1,588 (US$218) for the years ended December 31, 2022, 2023 and 2024 are recorded as other income.

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

(r) Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized for the years December 31,2022, 2023 and 2024.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB2,118, RMB1,350 and RMB6,916 (US$947) for the years ended December 31, 2022, 2023 and 2024, respectively.

(t) Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance, injury insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB19,261, RMB18,181 and RMB20,060 (US$2,748) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2023 and 2024. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

(y) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the year ended December 31, 2022, there was 995,118 contractual issuable shares related to Beelive Earn-out and Weiliantong Earn-out Target 2022 achieved as of December 31, 2022, and 636,691 contractual issuable shares related to Weiliantong acquisition. 995,118 shares related to Beelive Earn-out and Weiliantong Earn-out Target 2022 was issued in the year ended December 31, 2023. For the year ended December 31, 2023, there was 403,089 contractual issuable shares related to Weiliantong Earn-out Target 2023 achieved as of December 31, 2023 and 636,691 contractual issuable shares related to Weiliantong acquisition. 403,089 shares related to Weiliantong Earn-out Target 2023 was issued in the year ended December 31, 2024. For the year ended December 31, 2024, there was 636,691 issuable shares related to Weiliantong acquisition.

(z) Non-controlling interests

As of December 31, 2024, non-controlling interests represent 49% non-controlling shareholders’ interests in HCHY, 49% non-controlling shareholders’ interests in SXFJ, 49% non-controlling shareholders’ interests in Scienjoy Verse and its fully owned subsidiary Scienjoy Meta, 10% non-controlling shareholders’ interests in SJ Verse, 49% non-controlling shareholders’ interests in Scenovo SG and 30% non-controlling shareholders’ interests in Techjoy SG. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

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

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification. This includes amendments to Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). The amendments are in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. This ASU does not introduce new guidance and therefore does not have a specified transition or effective date. However, for smaller reporting companies, the ASU is effective for fiscal years beginning after December 15, 2023. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2023 and 2024, RMB199,822 and RMB242,359 (US$33,203), respectively, were deposited with major financial institutions located in the PRC. There is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank, and the bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company adopted Credit Losses (Topic 326) effective January 1, 2023. The Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

(b) Currency convertibility risk

Majority of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB (¥) into US$ ($) or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c) Significant customers

For the year ended December 31, 2022, one customer accounted for 11.2% of the Company’s total revenue. For the year ended December 31, 2023, no customer individually represents greater than 10% of the total revenue. For the year ended December 31, 2024, no customer individually represents greater than 10% of the total revenue.

(d) Significant suppliers

For the year ended December 31, 2022, no vendor accounted for greater than 10% of the Company’s total purchases and no vendor accounted for greater than 10% of the Company’s accounts payable as of December 31, 2022. For the year ended December 31, 2023, one vendor accounted for 10.0% of the Company’s total purchases and one vendor accounted for 11.1% of the Company’s accounts payable as of December 31, 2023. For the year ended December 31, 2024, no vendor accounted more than 10.0% of the Company’s total purchases and no vendor accounted for greater than 10% of the Company’s accounts payable as of December 31, 2024.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION

Acquisition of SJ Verse

On October 7, 2023, Scienjoy Verse Tech Ltd entered into a share acquisition agreement with a third party to pursuant 90% equity in SJ Verse (formerly name as “Nujoom Almashareq Media L.L.C”) for a consideration of US$1,000 (RMB7,092). The transaction was completed on October 7, 2023. SJ Verse is a Dubai-based multi-channel network (MCN) committed to discovering, nurturing, and propelling emerging content creators into the spotlight. The historical operating results of SJ Verse were not significant to the Company. The Company believes the SJ Verse acquisition will help to explore oversea market. The SJ Verse acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

RMB
Cash acquired	212
Prepaid expenses and other current assets	104
Property and equipment, net	270
Goodwill	9,686
Total assets	10,272

Current liabilities	303
Non-current liabilities	3,165
Total liabilities	3,468
10% Equity Value with non-controlling interests	(288)
Total consideration	7,092

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	266,076	231,742	31,749
Less: allowance for credit losses	(5,097)	(5,682)	(779)
Accounts receivable, net	260,979	226,060	30,970

An analysis of the allowance for credit losses is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance, beginning of year	2,215	3,546	5,097	699
Credit losses from acquisition	(1,459)	-	-	-
Additions	2,739	1,530	584	80
Exchange difference	51	21	1	-
Balance, end of year	3,546	5,097	5,682	779

Four unrelated distributors accounted for 34.2%, 14.9%, 13.9% and 10.0% of the Company’s accounts receivable as of December 31, 2022, respectively. Three unrelated distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively. Four unrelated distributors accounted for 33.2%, 26.5%, 18.3% and 10.3% of the Company’s accounts receivable as of December 31, 2024, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets and allowance for credit losses consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
VAT recoverable	25,221	15,134	2,073
Prepaid expense	6,019	5,607	768
Investment buyback receivable (1)	30,000	30,000	4,110
Loans receivable (2)	32,535	21,700	2,973
Other receivables	1,213	2,309	317
Total	94,988	74,750	10,241
Less: allowance for credit losses	(16,335)	(46,335)	(6,348)
Prepaid expenses and other current assets, net	78,653	28,415	3,893

(1)	The Company invested RMB30,000 in Yieryi for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021, one of the shareholders of Yieryi bought such equity interest back from the Company for RMB30,000. On August 25, 2023, such shareholder and his related party pledged their ownership of 1.3 million ordinary shares of the Company to ensure the recoverability of the receivable balance. On March 22, 2024, such shareholder and his related party further pledged their ownership of 2,969,114 ordinary shares of the Company to ensure the recoverability of the receivable balance. Due to uncertainty of collectability, the Company made full allowance of RMB30,000 in the year ended December 31, 2024.

(2)

(i) On October 20, 2021, the Company lent RMB8,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from October 20, 2021 to December 31, 2022 with monthly interest rate of 0.2% from October 20, 2021 to December 31, 2021 and monthly interest rate of 0.5% from January 1, 2022 to December 31, 2022, Jiada Hexin (Beijing) Technology Co., Ltd’s another shareholder pledged its 32% equity interests to the Company. The loan was extended to December 31, 2023 with monthly interest rate of 0.5% from January 1, 2023 to December 31, 2023.

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

(ii) On March 2, 2023, the Company lent RMB15,000 to Hangzhou Doujin Information Technology Co., Ltd for working capital purpose. The loan term was for one year with daily interest rate of 0.02%. The loan was fully repaid as of March 21, 2024.

(iii) On October 10, 2023, the Company lent RMB1,200 to Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd. for its working capital purpose. The loan term was for one year with daily interest rate of 0.02%. The loan was fully repaid as of March 22, 2024.

(iii) During the year ended December 31, 2024, the Company made several loans to two third parties. These loans terms were for one year with no interest. As of December 31, 2024, the loan receivable amounted to RMB5,365.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (CONTINUED)

An analysis of the allowance for credit losses is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance, beginning of year	-	-	16,335	2,240
Additions	-	16,335	30,000	4,108
Balance, end of year	-	16,335	46,335	6,348

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net including those held under capital leases, consists of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
At cost:
Computer and transmission equipment	9,521	9,839	1,347
Furniture, fixtures and office equipment	1,931	2,342	321
Total	11,452	12,181	1,668
Less: accumulated depreciation	(9,259)	(10,200)	(1,397)
Property and equipment, net	2,193	1,981	271

For the years ended December 31, 2022, 2023 and 2024, depreciation expense was RMB1,149, RMB1,237 and RMB1,127 (US$154), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
At cost:
Trademark	49,875	49,924	6,840
Patent	122	122	17
Copyright	214	238	33
Software	9,993	9,993	1,369
License acquired	371,700	371,700	50,922
Total	431,904	431,977	59,181
Less: accumulated amortization	(19,750)	(26,721)	(3,661)
Intangible assets, net	412,154	405,256	55,520

For the years ended December 31, 2022, 2023 and 2024, amortization expense was RMB7,038, RMB6,964 and RMB 6,969 (US$955), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization	Amortization
Twelve months ending December 31,	RMB	US$
2025	6,450	884
2026	5,704	781
2027	5,082	696
2028	5,061	693
2029	5,054	692
Thereafter	6,305	864
Total	33,656	4,610

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENTS

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
	RMB	RMB	RMB
Balance as of January 1, 2023	172,451	61,725	234,176
Additions	21,384	42,500	63,884
Decrease	-	(444)	(444)
Share of loss in equity method investee	(31,405)	-	(31,405)
Impairment	-	(11,800)	(11,800)
Balance as of December 31, 2023	162,430	91,981	254,411

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total	Total
	RMB	RMB	RMB	US$
Balance as of January 1, 2024	162,430	91,981	254,411	34,854
Additions	-	19,500	19,500	2,671
Decrease	-	(444)	(444)	(61)
Share of loss in equity method investees	(5,742)	-	(5,742)	(787)
Impairment	-	(10,425)	(10,425)	(1,428)
Exchange difference	87	-	87	13
Balance as of December 31, 2024	156,775	100,612	257,387	35,262

(i)

Cost-method investments include the following items:

In 2020, the Company invested RMB5,000 for 1.70% equity interest in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On May 27, 2021, the Company invested RMB10,000 for 4.44% equity interest in Qingdao Weilai JingChanye Investment Fund LP (“QD”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. During the year ended December 31, 2023, the Company received principal refund of RMB444 and share of gain of RMB77, respectively. During the year ended December 31, 2024, the Company received principal refund of RMB444.

On March 8, 2021, the Company invested RMB8,000 for 13.79% equity interest in Jiada Hexin (Beijing) Technology Co., Ltd. (“Jiada”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the year ended December 31, 2023, based on the financial conditions and operating performances in Jiada, a full impairment loss of RMB8,000 was applied against the investment.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENTS (CONTINUED)

On December 8, 2021, the Company invested RMB2,925 for 19.50% equity interest in Liujiaoshou Drink Co., Ltd.(“Liujiaoshou”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the year ended December 31, 2024, based on the financial conditions and operating performances in Liujiaoshou, a full impairment loss of RMB2,925 was applied against the investment.

On December 8, 2021, the Company invested RMB3,800 for 19.00% equity interest in Beijing Dunengmaihuo Culture Media Co., Ltd.(“Dunengmaihuo”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the year ended December 31, 2023, based on the financial conditions and operating performances in Dunengmaihuo, a full impairment loss of RMB3,800 was applied against the investment.

On May 6, 2022, the Company signed an investment agreement to invest up to RMB5,000 into Valley Hongyuan (Hangzhou) Technology Partnership LP (“Valley Hongyuan”) for its 14.28% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. For the year ended December 31, 2022, the Company invested RMB2,000 into Valley Hongyuan (Hangzhou) Technology Partnership LP. In the year ended December 31, 2024, based on the financial conditions and operating performances in Valley Hongyuan, a full impairment loss of RMB2,000 was applied against the investment.

On December 9, 2022, the Company invested RMB5,000 for 1.12% equity interest in Chengdu Tianfu Yuanhe Jingu Venture Capital Center LP, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 19, 2022, the Company invested RMB25,000 in Banyou Century (Hangzhou) Technology Co., Ltd.(“Banyou”) for its 7.6923% equity interest. On July 3, 2023, the Company signed a purchase agreement with Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”) to purchase 11.5385% equity interest of Banyou for a consideration of RMB37,500. Together with the newly acquired equity interest, the Company holds in total of 19.2308% equity interest in Banyou, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On July 19, 2023, the Company fully paid RMB37,500 to Qingdao LP.

On October 9, 2021, the Company signed an investment agreement to invest up to RMB8,500 into Hainan Jiuhe Huiyuan No.1 Fund Partnership (Limited partnership) (“Hainan Jiuhe”) for its 3.26% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On January 17, 2023, the Company invested RMB3,500 in Hainan Jiuhe.

On June 19, 2023, the Company invested RMB1,000 in Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd. (“Mengxiang Zhixing”) for its 5% equity interest. On March 6, 2024, the Company entered into an agreement to further invest RMB4,000 in Mengxiang Zhixing and after this investment, the Company holds total 14.5% equity interest in Mengxiang, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On March 20, 2024, the Company paid RMB4,000 to Mengxiang Zhixing. In the year ended December 31, 2024, based on the financial conditions and operating performances in Mengxiang Zhixing, a full impairment loss of RMB5,000 was applied against the investment.

On August 15, 2023, the Company invested RMB500 in Zhejiang Yuanlai Spacetime Cultural Technology Co., Ltd. (“Yuanlai Spacetime”) for its 5% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. In the year ended December 31, 2024, based on the financial conditions and operating performances in Yuanlai Spacetime, a full impairment loss of RMB500 was applied against the investment.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENTS (CONTINUED)

On March 12, 2024, the Company entered into an equity purchase agreement with Qingdao LP for a consideration of RMB13,500 to purchase 6% equity interest of Hangzhou Zhange Culture Technology Co., Ltd (“Zhange”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. On March 14, 2024, the Company paid RMB13,500 to Qingdao LP.

On December 23, 2024, the Company invested RMB2,000 in Shenzhen Leyishang E-commerce Co., Ltd for its 10% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

(ii)

Equity investments include the following items:

On October 9, 2021, the Company signed an investment agreement to invest up to RMB150,000 into Qingdao LP, which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. The Company recorded shares of (loss) gain RMB1,169, RMB30,666 (US$160) and gain of RMB (25,449) for the year ended December 31, 2024,2023 and 2022.

On September 6, 2023, the Company signed a share purchase agreement to invest up to US$3,000 (RMB21,384) into DVCC TECHNOLOGY L.L.C (“DVCC”) for its 30% equity interest, the investment will be paid in two tranches (a) US$1,000 will be paid in five days after the completion of the corresponding condition is completed; (b)US$2,000 no later than ten days after the completion of the corresponding condition. As a result, the Company considers it has significant influence on this investment based on its voting power. The Company recorded shares of loss RMB4,573 (US$627), RMB739 and nil for the year ended December 31, 2024, 2023 and 2022.

Other than the disclosed impairment loss, the Company believes there was no material market environment change or impairment indicator for other long-term investments.

10. LONG TERM DEPOSITS AND OTHER ASSETS

Long term deposits and other assets consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Rent deposits	457	269	37
Advertising deposits	269	637	87
Long term deposits and other assets	726	906	124

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11. RIGHT OF USE ASSETS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the year ended December 31, 2022, 2023 and 2024 amounted to RMB6,398, RMB7,543 and RMB10,111 (US$1,385), respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Right-of-use assets, net	12,157	4,845	664

Operating lease liabilities - current	7,974	4,098	561
Operating lease liabilities - non-current	4,798	700	96
Total operating lease liabilities	12,772	4,798	657

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.25 years
Weighted average discount rate	4.75%

The following is a schedule of maturities of lease liabilities as of December 31, 2024:

	RMB	US$
Twelve months ending December 31,
2025	4,210	577
2026	706	96
Total future minimum lease payments	4,916	673
Less: imputed interest	(118)	(16)
Present value of lease liabilities	4,798	657

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2026. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2024. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026.

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

Holgus X qualifies for the conditions and entitled for a preferential tax rate of 0% from 2017 to 2021 and a preferential tax rate of 9% from 2022 to 2026. Kashgar Times qualifies for the conditions and entitled for a preferential tax rate of 0% from 2016 to 2020 and a preferential tax rate of 9% from 2021 to 2025. Holgus H qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. Kashgar Lehong qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. For the years ended December 31, 2022, 2023 and 2024, total tax saving for the preferential tax rate were RMB18,660, RMB3,245 and RMB6,697 (US$917), respectively, the impacts on basic EPS were RMB0.5, RMB0.1 and RMB0.2 (US$0.0), respectively, and the impacts on dilutive EPS were RMB0.5, RMB0.1 and RMB0.2 (US$0.0), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

The income tax expenses comprise:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current income tax expense	19,469	12,940	14,142	1,937
Deferred income tax (benefit) expense	(1,402)	(4,460)	(1,545)	(211)
Income tax expenses	18,067	8,480	12,597	1,726

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the years ended December 31,
	2022	2023	2024
Income tax computed at PRC statutory tax rate	25.0%	(25.0)%	25.0%
Effect of tax-preferential entities	(7.1)%	23.0%	(17.0)%
Non-deductible expenses and others	(9.4)%	34.0%	24.1%
Income tax expense	8.5%	32.0%	32.1%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Allowance for credit losses	3,724	3,870	530
Net operating losses carried forward	3,655	3,635	498
	7,379	7,505	1,028

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2023 and 2024 for the deferred tax assets.

The components of deferred tax liabilities are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax liabilities
Intangible assets acquired through acquisition	59,818	58,400	8,001
	59,818	58,400	8,001

13. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Enmoli Inc.	Where Mr. He Xiaowu acted as director
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

		For the years ended December 31,
		2022	2023	2024	2024
		RMB	RMB	RMB	US$
Sixiang Zhuohong Private Equity LP	Sold 11.5385% equity interest of Banyou to the Company	-	37,500	-	-
Sixiang Zhuohong Private Equity LP	Acquires 6% of Hangzhou Zhan Ge’s shares through Sixiang Zhuohong	-	-	13,500	1,849

As of December 31, 2023 and 2024, the amounts due from related parties are as follows:

	2023	2024	2024
	RMB	RMB	US$
Amount due from related parties
Enmoli Inc. (1)	355	-	-
Total	355	-	-

1)	The balance was collected on January 12, 2024.

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

As of December 31, 2024, the Company had 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

Shares issued for SPAC and acquisitions

SPAC

On June 2, 2022, the Company issued 2,700,000 Class A ordinary shares and 300,000 Class B ordinary shares for SPAC Earn-out Target 2021.

Acquisition of Beelive

On June 2, 2022, the Company issued 540,960 Class A ordinary shares for Beelive Earn-out Target 2021. On April 7, 2023, the Company issued 507,804 Class A ordinary shares for Beelive Earn-out Target 2022.

Acquisition of Weiliantong

On March 3, 2022, the Company issued 3,898,511 Class A ordinary shares to the original shareholders of Weiliantong as part of total RMB180,000 worth share consideration, which was calculated based on US$5.13 per share based on the 20 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB127,000 as part of the purchase consideration.  On April 7, 2023, the Company issued 487,314 Class A ordinary shares for achieving Earn-out Target 2022. On April 8, 2024, the Company issued 403,089 Class A ordinary shares for achieving Earn-out Target 2023.

Treasury Shares

In October 2022, the Company repurchased an aggregate of 794,120 Class A ordinary shares at price of US$3.01 per share, which was recorded as treasury shares.

In October 2023, the Company repurchased an aggregate of 119,725 Class A ordinary shares at price of US$3.2 per share, which was recorded as treasury shares.

In December 2024, the Company repurchased an aggregate of 134,333 Class A ordinary shares at price of US$0.76 per share, which was recorded as treasury shares.

As of December 31, 2024, all these shares were held in an escrow account as reserve solely for potential need.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14. SHAREHOLDERS’ EQUITY (CONTINUED)

Warrants

As of December 31, 2024, there were no warrants outstanding and exercisable, and no warrants have been exercised for the year ended December 31, 2024.

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

A summary of warrants activity for the year ended December 31, 2022, 2023 and 2024 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2021	6,023,700	2.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2022	6,023,700	1.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2023	6,023,700	0.1years	February 5, 2024
Forfeited	(6,023,700)	-	-
Balance of warrants outstanding as of December 31, 2024	-	-	-
Balance of warrants exercisable as of December 31, 2024	-	-	-

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14. SHAREHOLDERS’ EQUITY (CONTINUED)

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 100,000 warrants and 110,000 shares. As of December 31, 2024, the Company had no exercisable UPO units.

Shares to be issued

As of December 31, 2022, Beelive has achieved 93.87% of the Beelive Earn-out Target 2022 and Weiliantong has achieved 100% of Weiliantong Earn-out Target 2022. As a result, there was 995,118 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB13,106 as shares to be issued in the equity of the Company. 995,118 Class A ordinary shares were issued on April 7, 2023 and excluded from shares to be issued account as of December 31, 2023.

As of December 31, 2023, Weiliantong achieved 82.72% of Weiliantong Earn-out Target 2023 and the Company was obligated to issue 403,089 Class A ordinary shares to the original shareholders of Weiliantong. As a result, the Company classified the Weiliantong 2023 Earn-out shares with fair value of RMB9,960 as shares to be issued in the Company’s equity as of December 31, 2023. 403,089 Class A ordinary shares were issued on April 8, 2024 and excluded from shares to be issued account as of December 31, 2024.

As of December 31, 2022, 2023 and 2024, shares to be issued represented the Company’s obligation to issue 636,691 Class A ordinary shares to Weilaijin with fair value of RMB20,817 in connection with the acquisition of Weiliantong in 2022. The Company is required to issue the related shares upon receipt of exercise notice from Weilaijin.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Operating Officer as Authorized Officer of ESOP Committee to grant share options to employees, directors, advisors, consultants and service providers of the Company. In 2021, the ESOP Committee approved the granting of 2,053,783 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2021, 2,053,783 RSUs were issued and outstanding. For the year ended December 31, 2022, the ESOP Committee approved the granting of 61,500 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2022, 72,713 RSUs was forfeited and 1,325,614 RSUs was vested during the year ended December 31, 2022. As of December 31, 2022, the Company had 716,956 RSUs outstanding. For the year ended December 31, 2023, the ESOP Committee approved the granting of 512,217 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2023, 21,206 RSUs was forfeited and 434,093 RSUs was vested. As of December 31, 2023, the Company had 773,874 RSUs outstanding. For the year ended December 31, 2024, the ESOP Committee approved the granting of 272,999 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2024, 31,714 RSUs were forfeited and 405,758 RSUs were vested. As of December 31, 2024, the Company had 608,874 RSUs outstanding.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ and WXZJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2023 and 2024, the Company had appointed RMB44,698 and RMB50,705 (US$6,947), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023 and 2024, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB413,117 and RMB429,085 (US$58,784).

16. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2023 and 2024.

(b) Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

17. SUBSEQUENT EVENTS

On January 2, 2025, the ESOP Committee approved the granting of 157,543 RSUs under the 2021 Equity Incentive Plan. These RSUs vested on January 17, 2025.

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these consolidated financial statements, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and consolidated VIEs” and the income (loss) of the subsidiary and consolidated VIEs is presented as “share of income (loss) of subsidiaries and consolidated VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have other commitments or guarantees as of December 31, 2023 and 2024.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	23,584	1,081	148
Prepaid expenses and other current assets	820	1,086	149
Total current assets	24,404	2,167	297

Non-current assets
Investments in subsidiaries and consolidated VIEs	1,165,326	1,219,246	167,037

TOTAL ASSETS	1,189,730	1,221,413	167,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	2,006	2,078	285
Amounts due to subsidiaries	37,160	20,241	2,773
Total current liabilities	39,166	22,319	3,058
Total liabilities	39,166	22,319	3,058

Shareholders’ equity
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively; 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively.
Class A ordinary shares	423,623	444,162	60,850
Class B ordinary shares	23,896	23,896	3,274
Treasury stocks	(19,216)	(19,952)	(2,733)
Shares to be issued	30,777	20,817	2,852
Statutory reserves	44,698	50,705	6,947
Retained earnings	628,821	662,499	90,762
Accumulated other comprehensive income	17,965	16,967	2,324
Total shareholder’s equity	1,150,564	1,199,094	164,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,189,730	1,221,413	167,334

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Share of income (loss) of subsidiaries and consolidated VIEs	198,340	(4,915)	54,431	7,457
General administrative expense and others	(21,377)	(14,923)	(9,567)	(1,309)
Research and development expenses	(6,522)	(5,496)	(5,179)	(710)
Change in fair value of warrant liabilities	10,776	170	-	-
Change in fair value of contingent consideration	13,071	(5,624)	-	-
Net income (loss)	194,288	(30,788)	39,685	5,438
Other comprehensive income (loss) - foreign currency translation adjustment	955	(105)	(998)	(137)
Comprehensive income (loss) attributable to the Company’s shareholders	195,243	(30,893)	38,687	5,301

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	194,288	(30,788)	39,685	5,438
Equity in loss (earning) of subsidiaries	(198,340)	4,915	(54,431)	(7,457)
Change in fair value of warrant liabilities	(10,776)	(170)	-
Change in fair value of contingent consideration	(13,071)	5,624	-
Share based compensation	11,954	13,637	10,579	1,449
Changes in operating assets and liabilities
Prepaid expense and other current assets	72	425	(266)	(36)
Accrued expenses and other current liabilities	(662)	254	72	10
Net cash used in operating activities	(16,535)	(6,103)	(4,361)	(596)

Cash flows from financing activities
Due to related parties	35,771	29,294	(17,406)	(2,386)
Share repurchase	(16,482)	(2,734)	(736)	(101)
Net cash provided by (used in) financing activities	19,289	26,560	(18,142)	(2,487)

Net increase (decrease) in cash and cash equivalents	2,754	20,457	(22,503)	(3,083)
Cash and cash equivalents at beginning of the year	373	3,127	23,584	3,231
Cash and cash equivalents at end of the year	3,127	23,584	1,081	148