Form 20-F
period 2025-12-31
Scienjoy Holding Corp
filed 2026-04-23
CIK 1753673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares were issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note -	Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Investors in our Class A Ordinary Shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a British Virgin Islands holding company. As used in this annual report, “SHC” refers to Scienjoy Holding Corporation; “we,” “us,” “our company,” “our,” or “the Company” refer to Scienjoy Holding Corporation and its subsidiaries; “our PRC subsidiaries” refer to our wholly foreign owned entities (the “WFOEs”), Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”), Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”) Scienjoy International Limited, and Scienjoy BeeLive Limited and their respective subsidiaries. The “VIEs” refer to the PRC variable interest entities, including Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs. Zhihui Qiyuan VIEs include Zhihui Qiyuan (Beijing) Technology, Co. Ltd. or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including Hai Xiu (Beijing) Technology Company Co. Ltd., Beijing Le Hai Technology Co. Ltd., Beijing Sixiang Shiguang Technology Co. Ltd., Sixiang Mifeng (Tianjin) Technology Co., Ltd (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.), Changxiang Infinite Technology (Beijing) Co., Ltd., ZhiHui QiYuan (HaiNan) Investment Co., Ltd., Beijing Weiliantong Technology Co., Ltd. Chuangda Zhihui (Beijing) Technology Co., Ltd (“CDZH”), Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”), Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd. (“HCHY”) and Hangzhou Sixiang Fengjing Culture Technology Co., Ltd. (“SXFJ”), each such company formed under PRC Law. Sixiang Qiyuan VIEs include Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. and its subsidiaries, including Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd., and Hongren (Zhejiang) Culture Technology Co., Ltd., each such company formed under PRC Law.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The Company and its shareholders may never directly hold equity interests in the businesses that are conducted by the VIEs. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. Because we do not hold equity interests in the VIEs, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations regarding VIEs and the VIE structure, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIEs. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and as a result the value of our securities may depreciate significantly or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” in “Item 3. Key Information-3.D. Risk Factors” in this annual report.

USE OF CERTAIN TERMS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Active broadcasters” refers to the hosts perform live music, dancing and other entertaining performance in front of the audience through the screens on the mobile platform;

●	“active users” refers to users who visited our platforms at least once in a given period;

●	“ARPPU” refers to average live streaming revenue per paying user in a given period;

●	“BeeLive Acquisition” refers to the Company’s acquisition of the BeeLive businesses and related transactions;

●	“Business Combination” refers to the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions;

●	“CDN” refers to content delivery network;

●	“CDZH” refers to Chuangda Zhihui (Beijing) Technology Co., Ltd.;

●	“CAGR” refers to compound annual growth rate;

●	“China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

●	“Golden Shield” refers to Golden Shield Enterprises Limited;

●	“Heshine” refers to Heshine Holdings Limited;

●	“HCHY” refers to Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd

●	“HZFJ” refers to Haifan (Zhejiang) Culture Technology Co.

●	“HKD” refers to Hong Kong Dollar, the official currency of the Hong Kong Special Administrative Region;

●	“Holgus X” refers to Holgus Sixiang Information Technology Co., Ltd.;

●	“Holgus H” refers to Holgus Sixiang Haohan Internet Technology Co., Ltd.;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HX” refers to Hai Xiu (Beijing) Technology Co., Ltd.;

●	“HYDC” refers to Beijing Huayi Dongchen Technology Co., Ltd.;

●	“ZH” refers to Sixiang Zhihui (Beijing) Technology Culture Co., Ltd.;

●	“Kashgar Times” refers to Kashgar Sixiang Times Internet Technology Co., Ltd.;

●	“Kashgar Lehong” refers to Kashgar Sixiang Lehong Information Technology Co., Ltd.;

●	“Lavacano” refers to Lavacano Holdings Limited;

●	“LH” refers to Beijing Le Hai Technology Co., Ltd.;

●	“Macau” refers to the Macau Special Administrative Region of the People’s Republic of China;

●	“MF” refers to Sixiang Mifeng (Tianjin) Technology Co., Ltd. (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.);

●	“our PRC subsidiaries” refer to our WFOEs, i.e. Sixiang Wuxian (Beijing) Technology Co., Ltd., (“WXBJ”), Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”), Scienjoy International Limited, and Scienjoy BeeLive Limited and their respective subsidiaries. WXBJ’s subsidiaries include Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), Sixiang Yingyue (Shanghai) Technology Co., Ltd. (“SXYY”), Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”), Kashgar Sixiang LeHong Information Technology Co., Ltd. (“Kashgar Lehong”), Sixiang ZhiHui (HaiNan) Investment (“ZHHN”), and Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”), WXZJ’s subsidiary includes Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. (“ZHZJ”);

●	“paying user” refers to a registered user that has purchased virtual currency on our platforms at least once during the relevant period;

●	“paying ratio” for a given period is calculated by dividing (i) the sum of paying users in such period, by(ii) the total active users in such period;

●	“Purchase Agreement” refers to Common Stock Purchase Agreement, entered between the Company and White Lion Capital on February 23, 2021;

●	“QAU” refers to the number of active users in a given quarter;

●	“QY” or “Zhihui Qiyuan” refers to Zhihui Qiyuan (Beijing) Technology Co., Ltd.;

●	“QYHN” refers to ZhiHui Qiyuan (Hainan) Investment Co., Ltd.;

●	“QYHZ” or “Sixiang Qiyuan” refers to Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd.;

●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Scienjoy HK” refers to Scienjoy International Limited;

●	“SG” refers to Beijing Sixiang Shiguang Technology Co., Ltd.;

●	“Share Exchange Agreement” refers to the Share Exchanged Agreement, dated October 28, 2019, by and among Scienjoy Inc., the Company, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd.;

●	“SH” refers to ShiHuai (Beijing) Technology Co. Ltd.;

●	“SHC” refers to Scienjoy Holding Corporation, a British Virgin Islands holding company;

●	“SHWL” refers to ShanHaiWeiLan (Beijing) Technology Co., Ltd.;

●	“Sixiang Qiyuan VIEs” refer to Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) and its subsidiaries, including Xiuli (Zhejiang) Culture Technology Co., Ltd. (“XLZJ”), Leku (Zhejiang) Culture Technology Co., Ltd. (“LKZJ”), Haifan (Zhejiang) Culture Technology Co., Ltd. (“HFZJ”), Xiangfeng (Zhejiang) Culture Technology Co., Ltd. (“XFZJ”) and Hongren (Zhejiang) Culture Technology Co., Ltd. (“HRZJ”), each such company formed under PRC Laws;

●	“SXFJ” refers to Hangzhou Sixiang Fengjing Culture Technology Co., Ltd.

v

●	“SY” refers to Tianjin Sihui Peiying Technology Co., Ltd.;

●	“TF” refers to Tongfang Investment Fund Series SPC;

●	“US$”, “USD” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“variable interest entity,” “VIEs” or “VIE entities” refer to the variable interest entities, including Zhihui Qiyuan VIEs and Sixiang Qiyuan VIEs. Each of the VIEs is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were its wholly-owned subsidiaries;

●	“WBY” refers to WBY Entertainment Holdings Ltd.;

●	“Wealthbridge” refers to Wealthbridge Acquisition Limited;

●	“White Lion Capital” refers to White Lion Capital LLC;

●	“WLT” or “Weiliantong” refers to Beijing Weiliantong Technology Co., Ltd.;

●	“WXBJ” refers to Sixiang Wuxian (Beijing) Technology Co., Ltd.;

●	“WXZJ” refers to Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd.;

●	“WFOEs” or “our WFOEs” refer to our wholly foreign owned entities in China, which include WXBJ and WXZJ;

●	“ZH” refers to Sixiang Zhihui (Beijing) Technology Co., Ltd.;

●	“ZHHN” refers to Sixiang Zhihui (Hainan) Technology Co., Ltd.;

●	“ZHZJ” refers to Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd; and

●	“Zhihui Qiyuan VIEs” refer to Zhihui Qiyuan (Beijing) Technology, Co., Ltd. and its subsidiaries, including Zhihui Qiyuan (Beijing) Technology, Co. Ltd. or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including HX, LH, SG, MF, Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”), QYHN, WLT, CDZH, Hongcheng Huiying (Zhejiang) Technology Industry Development Co., Ltd. (“HCHY”), and HYDC, each such company formed under PRC Law.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2025.

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

Risks Factors Relating to Our Business and Industry

●	We may fail to retain our existing users, keep them engaged or further grow our user base.

●	Our revenue growth is primarily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user base or fail to continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our results of operations and financial condition.

●	We rely on a single monetization model.

●	We may fail to offer attractive content on our platforms.

●	Failure to attract, cultivate, and retain top broadcasters may materially and negatively affect our user engagement and thus our business and operations.

●	If we fail to implement an effective revenue sharing fee policy, we may lose our broadcasters and our results of operations and financial condition may be materially and negatively affected.

●	We partner with various talent agencies to manage our broadcasters. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

●	Failure to effectively manage our growth and control our periodic spending to maintain such growth may materially and adversely affect our brand, and our business and results of operations may be materially and adversely affected.

●	We may fail to successfully implement our monetization strategies.

●	Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our user base, or our ability to increase their level of engagement.

●	If the SEC or a court were to determine, or if the staff of the SEC were to take a position, that the current, or any future, mix of our assets, where a majority of our assets are deemed as long term external equity investments, could cause us to be an “investment company” under the Investment Company Act of 1940, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

●	Our core values of focusing on user experience and user satisfaction first and acting for the long-term may conflict with the short-term operating results of our business.

●	If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, results of operations, and financial condition may be materially and adversely affected.

●	We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

●	Unauthorized use of our intellectual property and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.

●	Our content monitoring system may not be effective in preventing misconduct by our users and misuse of our platforms.

●	We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us.

●	The complexity, uncertainties, and changes in PRC regulation of the Internet industry and companies may materially and adversely affect our business and financial condition.

●	Concerns about the collection, use, and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

●	Continuing efforts of our executive officers, key employees, and qualified personnel are essential to our business and the loss of their services may adversely and negatively impact our business and results of operations.

●	We are subject to risks relating to litigation.

●	The appointed Temporary Receiver of Link Motion Inc. (f/k/a NQ Mobile Inc.) may bring an action to restore Link Motion Inc.’s senior position in the Showself businesses, which may result in claims against us.

●	The ongoing military conflict involving the United States, Israel, and Iran may negatively impact the Gulf states and affect our subsidiary operating in Dubai, UAE. These factors could have a material adverse effect on our overseas expansion and Middle Eastern business segments, thereby affecting our results of operations and financial condition.

●	Contractual disputes with our talent agencies may harm our reputation, and may be costly or time-consuming to resolve.

●	Key performance metrics used by us, such as QAUs, paying users, ARPPU and paying ratio, may overstate the number of our active and paying users, which may lead to an inaccurate interpretation of our revenue metrics and our business operations by our management and by investors, and may even misleadingly affect management’s business judgment of our operations.

●	Restrictions on virtual currency may adversely affect our revenues.

●	Our results of operations are subject to quarterly fluctuations due to seasonality.

●	We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation, or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

●	Failure to achieve and maintain effective internal and disclosure controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

●	Our balance sheet includes a significant amount of goodwill and intangible assets. An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and total assets.

●	We have significant credit exposure to our virtual currency distributors, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position

Risks Related to Our Corporate Structure

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We conduct our business through the VIEs by means of contractual arrangements. PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

●	Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations. Also, our VIE structure may be inquired or challenged by relevant PRC governmental authorities when SHC issues additional securities for future financing in a public market under certain PRC laws and rules.

●	We depend upon the contractual arrangements in conducting our business in China, which may not be as effective as direct ownership in providing operational control.

●	We may lose the ability to use and enjoy assets held by the VIEs that are important to our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Contractual arrangements may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

●	We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our Class A ordinary shares.

Risks Related to Doing Business in China

Our PRC subsidiaries and the VIEs are based in China and have the majority of the operations in China, so we and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or content posted on our platforms.

●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in the operations of the VIEs and our company as a whole and the value of our Class A ordinary shares.

●	Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty, which could materially and adversely affect the operations of the VIEs and our company as a whole and the value of our securities.

●	Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of our shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

●	The filing requirements of the CSRC will be required in connection with an offering under PRC rules, regulations or policies, and, if required, we shall further obtain approval or confirmation from other PRC governmental authorities with respect to future offering, and we cannot predict how soon we will be able to complete such filings in CSRC or whether obtain such approvals from other PRC governmental authorities.

●	The VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition and results of operations of the VIEs and our company, and future offerings in a public market as a whole.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact the business operations of the VIEs.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

●	Currently, there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, live streaming platform operators may have for virtual assets.

●	Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	Our business, financial condition and results of operations could be materially and adversely affected by changes in PRC laws, regulations and policies relating to taxation, data reporting and platform compliance, particularly the new tax regulatory regime for internet platforms and live streaming content creators that became effective on October 1, 2025.

●	PRC regulations relating to offshore investment activities by PRC residents may limit the ability of WXBJ and WXZJ (our indirect wholly-owned subsidiaries in China) to increase our registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

Risks related to Investment in our Class A Ordinary Shares

●	Our failure to meet the continuing listing requirements of The Nasdaq Capital Market could result in a delisting of our securities.

●	Heshine will control the outcome of our shareholder actions.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Our dual-class share structure with different voting rights and conversion of certain ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ordinary shares may view as beneficial.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Nasdaq may apply additional and more stringent criteria for our continued listing.

●	Our failure to meet the continuing listing requirements of The Nasdaq Capital Market could result in a delisting of our securities.

●	Certain provisions of the Fourth Amended and Restated Memorandum and Articles of Association may be deemed to have an antitakeover effect.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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

We rely on a single monetization model.

Mobile live streaming platforms use three basic categories of revenue sharing models to monetize their live streaming operations: gift model, advertise model, and shopping model. We currently mainly use the gift model, generating our revenue from virtual gifts purchased by our users. Although we intend to diversify our revenue sharing models, such as by generating revenue from advertising, there is no guarantee we will succeed on any new revenue model. Therefore, any decreases in revenues generated from the gift model will materially and adversely affect our business, results of operations and financial condition.

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

In addition, we largely rely on our broadcasters to create high-quality and entertaining live streaming content. We have in place a comprehensive incentive mechanism to encourage broadcasters and talent agencies to supply content that is attractive to audiences. Also, talent agencies that co-operate with us may guide or influence broadcasters to develop content that is well received by viewers. However, if we fail to identify the latest trends and timely guide broadcasters and talent agencies accordingly, our viewer numbers may decline and our results of operations and financial condition may be materially and adversely affected.

Failure to attract, cultivate, and retain top broadcasters may materially and negatively affect our user engagement and thus our business and operations.

The majority of our revenue is from the sale of virtual gifts to users. The charisma and the high-quality content of top broadcasters are primary contributors to user stickiness and are difficult to be replicated by other less popular broadcasters.

Although we have made efforts to support top broadcasters in order to retain them, there is no guarantee that they will choose to remain on our platforms. Top broadcasters tend to receive more offers with attractive terms than the other broadcasters and some of them may choose to move to other platforms. Their departure may cause a corresponding decline in our user base.

In addition, we may face legal disputes with competing platforms from which we attract some top broadcasters. Although we are not the primary target of these legal disputes, broadcasters involved may be subject to fines or even injunctions, which may render our investment in recruiting them meaningless. Conversely, some of our top broadcasters have left our platforms for competing platforms despite still being in a contractual relationship with us which have subsequently raised legal disputes. Even if we prevail in all such legal disputes, the departures of any top broadcaster may still have a negative impact on our user engagement and reputation. To retain top broadcasters, we must devise better compensation schemes, improve our monetization capabilities, and help the top broadcasters reach a wider audience. Although we strive to improve in these respects, there is no guarantee that the broadcasters will not leave our platforms.

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

We commenced business operations in 2012 and has experienced growth in the number of active and paying users and total revenue from 2014 to 2022 (despite a decline in 2018 due to our lowering our revenue sharing percentage for our broadcasters). In the fiscal year ended December 31, 2024, our total revenues decreased by 7% compared to the fiscal year ended December 31, 2023, and our total revenues further decreased by 9% in the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, primarily caused by decrease of the number of paying users due to competitive landscape of China’s mobile live streaming market. However, our past growth may not be indicative of our future performance, as the markets for our live streaming platforms and the related products and services are relatively new and rapidly developing. We must adapt ourselves to overcome challenges in a constantly evolving new market, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from live streaming, as well as our ability to explore other monetization avenues. However, our past experience and performance would not guarantee any future success if we are not able to adapt rapidly to the evolving market.

As live streaming industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Currently we derive our revenue primarily from sales of virtual gifts on our platforms. Although we intend to expand our monetization avenue, we cannot assure you that our efforts to monetize our viewers and broadcasters will continue to be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge.

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

In order to remain competitive, we may be required to spend additional resources which may adversely affect our profitability. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

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

Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of viewers and broadcasters. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including recruiting our top broadcasters or use other means to degrade the reputation of our platforms. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming, and disruptive to our operations and divert our management’s attention.

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

Our business objective includes expanding our business into overseas markets in Southeast Asia and the Middle East. In September 2023, we formed a subsidiary, Scienjoy Verse Tech Ltd (“Scienjoy Verse”), in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop elegant metaverse lifestyle platform for users globally. In April, 2024, we formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd. in Singapore, which are engaged in developing multi-channel network business in Singapore and other international markets. In April, 2025, we acquired 70% equity interest in Star Home Global Media FZ-LL (“Star Home”). Star Home is a Dubai-based multi-channel network (“MCN”) company. In April, 2025, we formed a 51% owned subsidiary Fashionfly Limited, which is engaged in developing multi-channel network business. In October, 2025, we acquired 70% equity interest in SH Entertainment Co., Ltd. (“SH Entertainment”), SH Entertainment is a South Korea-based MCN company. As we continue to expand our international footprint, it will be increasingly susceptible to the risks associated with international operations. We have a limited operating history outside of China and the ability to manage our international operations successfully requires significant resources and management attention and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. In addition, we expect to incur significant costs associated with expanding our international operations, including hiring personnel internationally. The risks and challenges associated with doing business internationally and our international expansion include:

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

We operate six platforms under the brands “Showself” (秀色直播), “Lehai”(乐嗨) and “Haixiu” (嗨秀), BeeLive Chinese (“MiFeng” 蜜疯直播), BeeLive International and Hongle.tv(“Hongle”红人直播). Our business and financial performance is highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to users. From time to time, we conduct marketing activities across various media to enhance our brand image and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. In addition, we must exercise strict quality control of our platforms to ensure that our integrated brand image is not tarnished by substandard products or services. Any misuse of our platforms and any governmental adverse actions against our platforms may harm our brand and reputation.

We must also find ways to distinguish our platforms from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations, and prospects may be materially and adversely affected.

If the SEC or a court were to determine, or if the staff of the SEC were to take a position, that the current, or any future, mix of our assets, where a majority of our assets are deemed as long term external equity investments, could cause us to be an “investment company” under the Investment Company Act of 1940, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

From time to time we have held, and as of December 31, 2025 and as of the date of the filing of this Annual Report we hold, assets consisting of significant amounts of investments in long term external equity investments. We hold these long term external equity investments for the sole purposes of future use in our operating businesses.

Section 3(a)(1) of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), defines “investment company,” in relevant part, as an issuer which “(A) [i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . “ For the reasons noted below, we believe that we are not an investment company under either Section 3(a)(1)(A), because (i) we are not now engaged, do not propose to engage, and have never since our been engaged, either primarily or at all, in the business of “investing, reinvesting, or trading in securities”. In addition, even if we were found to meet the definition of investment company under the provisions of Section 3(a)(1)(C), we believe that we are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act, for the reasons discussed below.

Notwithstanding that a majority of our assets are deemed as long-term external equity investments which are deemed securities for the purposes of Section 3(a)(1)(C) of the Investment Company Act, we believe the level of present assets we hold as of December 31, 2025 is not dipositive that we are an investment company. Rather, pursuant to case law which historically has examined the business and operations of the company as a whole, the Company is primarily engaged, through its subsidiaries and VIEs, in providing live streaming platforms and related infrastructure and operational services. Further, (i) as is evidenced by our periodic filings, press releases, and earnings release conference calls, we have never held ourselves out as, and do not propose to be, primarily engaged in, “the business of investing, reinvesting, or trading in securities;” (ii) our management is focused almost exclusively on the performance and growth of the businesses of our operating subsidiaries; and (iii) the Company’s revenue was mostly from the sale of virtual items used in the Company’s live streaming business which supports the conclusions that the Company should not be deemed as an investment company.

We believe that, even if we were found to be an investment company under the provisions of Section 3(a)(1)(C), we clearly are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act. Section 3(b)(1) provides, in relevant part, that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an “issuer primarily engaged, directly or through . . . wholly-owned . . . subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company. We are indeed engaged primarily, and solely, and have always since our founding, engaged, through our direct and indirect wholly-owned subsidiaries in businesses, including the businesses that are conducted through contracts between our direct and indirect wholly-owned subsidiaries and the consolidated VIEs, other than investing, reinvesting, or trading in securities (namely as a platform for livestreaming and the sale of virtual items in connection therewith).

Notwithstanding our view that we are not an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act and that, in any event, we fit clearly within the exclusion from the definition of “investment company” afforded by Section 3(b)(1) of the Investment Company Act, it is possible, in view of the fact that the availability of the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act is based in part on subjective judgments as to a given registrant’s particular facts and circumstances, that the SEC, a court, or the SEC Staff would determine or take a position that we are indeed an investment company under the Investment Company Act. If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your Class A ordinary shares.

Our core values of focusing on user experience and user satisfaction first and acting for the long-term may conflict with the short-term operating results of our business.

At this time, we are mainly focusing on user experience and satisfaction, which we believe is essential to our success and serves the best, long-term interests of our company and our shareholders. We may adopt strategies that we think will benefit our users, even if such strategies may negatively impact our operating results in the short-term. We believe that a high-quality user experience on our platforms helps us expand and maintain our current user base and create better monetizing potential in the long-term.

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

As of the date of this annual report, our platform “Showself” (秀色直播) has, since our operation commencement in 2014, received 7 administrative penalties from Beijing Cultural Market Administrative Enforcement Department, all of which are minor penalties of fine, for the inappropriate conducts of broadcasters. The other two platforms of our, “Haixiu” (嗨秀秀场) and “Lehai” (乐嗨秀场), received 3 and 2 administrative penalties, respectively, from the same Department for the same reason. Beelive Chinese version (“Mifeng” 蜜疯直播) received 2 administrative penalties from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Haidian Security Bureau. Hongle.tv (“Hongle” 红人直播) received 2 administrative penalties from Beijing Cultural Market Administrative Enforcement Department and 1 administrative penalty from Beijing Municipal Tax Bureau. All above mentioned defects have been timely remedied by the platforms and all remedial measures have been reported to the Department for its review and approval.

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

Our success depends in part on the uninterrupted and reliable cooperation between the Company and our independent third-party distributors. We use independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. The third-party distributors may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents. Three independent third-party distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively. Four independent third-party distributors accounted for 33.2%, 26.5%, 18.3% and 10.3% of the Company’s accounts receivable as of December 31, 2024, respectively. Three unrelated distributors accounted for 42.5%, 25.5% and 19.0% of the Company’s accounts receivable as of December 31, 2025, respectively. As a result, our business is dependent on the performance of our distributors. Should any of these distributors decide not to renew their distribution agreements with us or fail to perform their obligations under their distribution agreements with us, our operation and financial performance could be materially adverse affected.

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

Our overall network relies on broadband connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “-Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.”

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the live streaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staffs or other highly skilled employees. In addition, as we are relatively in an early growth stage, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and hence our results of operations.

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

We have been subject to allegations by third parties, which included negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time or at a commercially reasonable cost, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers.

The appointed Temporary Receiver of Link Motion Inc. (f/k/a NQ Mobile Inc.) may bring an action to restore Link Motion Inc.’s senior position in the Showself businesses, which may result in claims against us.

On December 13, 2018, a shareholder plaintiff filed a derivative lawsuit on behalf of, and against Link Motion Inc. (“LKM”) and three individual defendants, including the chairman of the board of directors of LKM, in the United States District Court for Southern District of New York. In this lawsuit, the shareholder plaintiff alleged certain wrongdoing by the individual defendants in connection with the sales of LKM’s corporation assets, including the sale of a 65% equity interest in the Showself businesses (currently is conducted via Zhihui Qiyuan) to Tongfang Investment Fund Series SPC (“TF”) pursuant to a share purchase agreement dated as of March 30, 2017. On February 1, 2019, the court issued a Preliminary Injunction Order which preliminarily enjoins the defendants to take corrective action as necessary to restore LKM’s senior position in the underlying assets of the Showself businesses and appointed a temporary receiver for LKM during the pendency of this action. The temporary receiver has certain statutory powers and specified delineated powers, including but not limited to, commence, continue and/or control any action on behalf of LKM in the U.S., the PRC, or elsewhere. It is possible that we could be sued in connection with these ongoing proceedings, which could be costly to defend, and a judgment against us could result in significant damages. As of the date of this annual report and to our knowledge, the temporary receiver has yet brought any claims in any jurisdiction to restore LKM’s 65% equity interest in the Showself businesses. However, we cannot guarantee that such claims will not be brought in the future.

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

The ongoing military conflict involving the United States, Israel, and Iran may negatively impact the Gulf states and affect our subsidiary operating in Dubai, UAE. These factors could have a material adverse effect on our overseas expansion and Middle Eastern business segments, thereby affecting our results of operations and financial condition.

On February 28, 2026, the geopolitical situation escalated severely when the United States and Israel launched “Operation Epic Fury,” a massive joint military campaign against Iran. This escalation has resulted in direct retaliatory strikes by Iran against Israel and neighboring Gulf states. As we operate in Dubai through our subsidiary Star Home, a MCN company, the large-scale missile and drone warfare in early 2026 has significantly increased the physical danger to our employees there. Iranian retaliatory strikes have reached certain areas in downtown Dubai. As such, our employees face ongoing trauma and potential injury. It is possible that any injury or loss of personnel may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

Furthermore, it is currently not possible to predict the future of conflicts between the United States, Iran, Israel or other regional terrorist groups or their effects on our business, operations and financial conditions. The heightened geopolitical tension and the resulting macroeconomic uncertainty within the Gulf region may lead to a shift in consumer behavior. Such instability often results in a decrease in discretionary spending on mobile entertainment and interactive social platforms. We may experience slower user acquisition, diminished user engagement levels, and a potential decline in Virtual Gifting revenue and Average Revenue Per User (ARPU) within our localized apps. If the conflict persists, the diversion of consumer attention toward crisis-related information could further reduce the time spent on our entertainment platforms. In addition, our regional operations depend on the continuous availability of third-party payment processing services, mobile billing aggregators, and stable banking relationships in the Middle East. The conflict has heightened the risk of disruptions to local financial infrastructures and international clearing systems (such as SWIFT). Any suspension of payment services, increased transaction fees, or delays in the settlement of funds from users in the UAE and surrounding markets could severely impact our cash flow and liquidity. Any occurrence of the foregoing factors could have a material adverse effect on our overseas expansion and Middle Eastern business segments, thereby affecting our results of operations and financial condition.

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

Currently, we use third-party online payment platforms, such as China UnionPay, WeChat Pay, Alipay and TikTok pay, to receive a large part of the cash proceeds from sales of our products and services through direct purchases on our platforms. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platforms.

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

Additionally, since our public float was not over $75 million as of June 30, 2025, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2025. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our balance sheet includes a significant amount of goodwill and intangible assets. An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and total assets

Our balance sheet includes a significant amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 45% of total assets on our balance sheet before impairment as of December 31, 2025. For the year ended December 31, 2025, the Company recorded a full impairment of RMB186.2 million (US$26.6 million) on goodwill and a full impairment of RMB398.8 million (US$57.0 million) on intangible assets.

The impairment of a significant portion of these assets would negatively affect our financial condition or results of operations. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. We cannot currently estimate the timing and amount of any future reductions in carrying value.

In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about operating margins, growth rates, and other business metrics. There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, significant unexpected declines in operating results or divestitures of a significant component of our business.

We have significant credit exposure to our virtual currency distributors, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our virtual currency distributors for a significant portion of our sales proceeds and they have a period, generally 90-180 days, to make payment.

We are subject to the risk that our distributors will not pay on time or at all. Our credit exposure risk may increase due to financial difficulties or liquidity or solvency issues experienced by our distributors, resulting in their inability to repay us.

The liquidity or solvency issues may increase as a result of regulatory and tax policy changes for the livestreaming industry, an economic downturn, increases in costs including due to inflation or higher interest rates, or a decrease in spending by end-users. If we are unable to collect payments in a timely manner from our distributors due to changes in financial or economic conditions, or for other reasons, we may write-off the amount due from the distributors. These defaults under our accounts receivable could negatively impact our financial performance and cash flow as well as liquidity position.

For the year ended December 31, 2025, we recorded a provision of credit loss on accounts receivable of approximately RMB127.3 million (US$18.2 million) due to significant delay in collection from certain distributors.

We continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the options or restricted shares granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted an equity incentive plan on February 8, 2021, or the “2021 Plan”, which was further amended by our board of directors on July 19, 2025, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to all awards under the 2021 Plan is 6,000,000 Class A ordinary shares, effective as of July 19, 2025 and would increase, commencing on January 1, 2026, and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i) 3% of the Class A ordinary shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A ordinary shares as determined by our board of directors or a committee appointed to administer the 2021 Plan.

As of the date of this annual report, total of 3,111,149 restricted share units have been granted under the 2021 Plan. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, exercise of the awards granted under the 2021 Plan by our employees will increase the number of our shares in circulation, which may have an adverse impact on our share price.

Non-compliance on the part of our employees or third parties involved in our business could adversely affect our business.

Our compliance controls, policies, and procedures may not protect us from acts committed by our employees, agents, contractors, or collaborators that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business.

In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, talent agencies, or other third parties entered into business relationship with our third- party business partners) may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. When we enter into a business relationship with a third-party partner, we cannot be certain whether such third party business partner has infringed or will infringe any other third parties’ legal rights or violate any regulatory requirements or rule out the likelihood of incurring any liabilities imposed on us due to any regulatory failures by such third party business partner. In addition, for those third parties actively involved in our business through our business partners, we cannot assure you that our business partners will be able to supervise and administrate those third parties. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

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

Our business, financial condition and results of operations could be materially and adversely affected by changes in PRC laws, regulations and policies relating to taxation, data reporting and platform compliance, particularly the new tax regulatory regime for internet platforms and live streaming content creators that became effective on October 1, 2025.

On June 20, 2025, the State Council of the People’s Republic of China promulgated the Regulations on Tax-Related Information Reporting by Internet Platform Enterprises (State Council Decree No. 810), and the State Taxation Administration issued Announcement (2025) No. 15 and Announcement (2025) No. 16, which together impose comprehensive new tax compliance obligations on our live streaming platform business.

These regulations require us to withhold individual income tax on all income of live streamers and content creators on our platform, which include and are not limited to virtual gifts, tips, commissions and sponsorships. The aforementioned income is reclassified as labor service income which is subject to progressive tax rates up to 45%, using a cumulative withholding method similar to payroll. The regulations obligate us to regularly report detailed tax-related data to the PRC tax authorities, including the identities, income types, amounts, transaction records and agency relationships of streamers and MCNs, and implement significant system upgrades to track, calculate, withhold, report and remit taxes for creators, which may result in substantial additional costs and operational disruptions.

Failure to comply with these new regulations may result in administrative fines of up to RMB 500,000 (approximately USD $72,800) and joint liability for unpaid taxes. Higher effective tax rates for creators may reduce their net earnings, leading to lower engagement, reduced content output or migration to competing platforms, which could materially lower our user base, revenue and market share.

We cannot guarantee we will successfully adapt to the new regulatory environment as described herein. We have expanded significant resources in upgrading our systems and processes to meet the new requirements, which has increased our operating expenses and reduced our margins, and any failure to comply with these new regulations, or any material adverse impact on streamer behavior or platform activity arising from these rules, could materially and adversely affect our business, financial condition and results of operations.

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

We are a holding company and substantially all of our operations are conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 6.9% in 2015 to 6.7% in 2016, 6.8% in 2017 and 6.6% in 2018. The annual rate of growth further declined to 6.1% in 2019, the lowest since 1990. The annual rate of growth was 8.1% in 2021, 3.0% in 2022, 5.2% in 2023, 5.0% in 2024 and 5.0% in 2025. A slowdown in overall economic growth, an economic downturn or recession, or other adverse economic developments in the PRC may materially reduce the demand for the Group’s products and may have a material and adverse effect on its business.

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

Risks Relating to Investment in our Class A Ordinary Shares.

Heshine will control the outcome of our shareholder actions.

As of March 27, 2026, Heshine holds 5,032,208 shares of Class A ordinary shares and 2,925,058 shares of Class B shares, representing 49.84% of our aggregate voting power. Heshine’s voting power gives it the power to control actions that require shareholder approval under British Virgin Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association.

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

We are a Foreign Private Issuer and we have adopted a dual-class share structure, which includes Class A ordinary shares with one vote per share and Class B ordinary shares with ten votes per share. Currently, Heshine holds 5,032,208 Class A ordinary shares and 2,925,058 Class B ordinary shares, which accounts for 49.84% voting power of all issued and outstanding ordinary shares. Consequently, Heshine has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Heshine may also take actions that are not in the best interest of the Company or the Company’s other shareholders. In addition to limiting your ability to influence corporate matters, this concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving tour Company’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A ordinary shares.

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

Our failure to meet the continuing listing requirements of The Nasdaq Capital Market could result in a delisting of our securities.

If we fail to satisfy the continuing listing requirements of Nasdaq, such as the corporate governance, stockholders equity or minimum closing bid price requirements, Nasdaq may take steps to delist our Class A ordinary shares. Such a delisting would likely have a negative effect on the price of our Class A ordinary shares and would impair your ability to sell or purchase our Class A ordinary shares when you wish to do so. In the event of a delisting, we would likely take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Class A ordinary shares to become listed again, stabilize the market price or improve the liquidity of our Class A ordinary shares, prevent our listed securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

On July 10, 2025, we received a letter from the Listings Qualifications Department of Nasdaq notifying us that the closing bid price per share for our Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2)(the “Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of our Class A ordinary shares and our Class A ordinary shares continued to trade uninterrupted under the symbol “SJ.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a compliance period of one hundred eighty (180) calendar days, or until January 6, 2026 (the “Compliance Period”), to regain compliance with the Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of our Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

On January 7, 2026, we received notification from Nasdaq that Nasdaq approved our request for an additional 180-calendar day extension of the Compliance Period to regain compliance with the Bid Price Rule. On February 3, 2026, we received formal notice from Nasdaq that we have evidenced full compliance with the Bid Price Rule. As a result, the listing matter has been closed.

We are working diligently to ensure continued compliance with the Nasdaq continuing listing standards, including the Bid Price Rule. We believe that our corporate strategy can positively impact our revenue growth and the price of our Class A ordinary Shares in upcoming fiscal quarters. However, there is a risk that we will be unable to raise sufficient capital or generate sufficient revenue or positive operating results to maintain compliance with the Bid Price Rule or other applicable continuing listing standards. If we fail to achieve ongoing compliance and our Class A ordinary shares are delisted by Nasdaq, such delisting would likely have a material adverse effect on our stock price, the ability of our shareholders to buy or sell their Class A ordinary shares, our ability to raise capital and on our reputation, all of which could make it significantly more difficult to operate.

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

On January 29, 2019, Scienjoy Inc., through WXBJ, entered into a series of contractual arrangements (“VIE Agreements”) with Zhihui Qiyuan and its registered shareholders, and in substance obtained control over all equity shares, risks and rewards of SG, HX and LH through Zhihui Qiyuan. For a description of the VIE agreements pursuant to which Scienjoy Inc. and its subsidiaries were established as a primary beneficiary of Zhihui Qiyuan, see “Item 4. Information on the Company-C. Organizational Structure-Contracts that give the Company effective control of the VIEs.”

On January 10, 2020, SG consummated the acquisition of the 100% equity interest in Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”) from its original shareholder for a cash consideration of RMB200 (US$28). We believe the acquisition of LXZ helps to enrich our product line, expand our user base and capitalize on the growth potential in the live streaming market.

On May 7, 2020, the Business Combination was consummated. Following our Business Combination, we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation” and continued the listing of our Ordinary Shares on Nasdaq under the symbol “SJ”. Our public warrants were traded on over the counter market under the symbol “SJOYW”.

On July 23, 2020, we established Kashgar Sixiang Lehong Information Technology Co., Ltd. (“Kashgar Lehong”) through ZH whose purpose is to analyze the possibility of tax planning in such region.

On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy Inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the BeeLive Acquisition Agreement, we are required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by us. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Class A Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. Since the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

In December 2020, we set up two new subsidiary companies, Holgus Sixiang HaoHan Internet Technology Co.,Ltd. and Sixiang ZhiHui (HaiNan) Technology Co,. Ltd., and in March 2021, QY has set up a new subsidiary named ZhiHui QiYuan (HaiNan) Investment Co., Ltd. for general corporate purposes.

On March 2, 2021, QY established a wholly owned subsidiary Zhihui QiYuan(HaiNan) Investment Co,. Ltd (“QYHN”) in Hainan, PRC to provide information technology service.

In September 2021, SG had set up three subsidiaries, SH, SHWL and HYHF in an effort to enrich the product lines and expand the user base.

On December 29, 2021, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, acquired all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Hongle Acquisition”). Yieryi and Wolter Global are under common control. The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”).

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

In January 2022, we have set up a new subsidiary company, Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. (“ZHZJ”) for general corporate purposes.

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

In July 2022, LXZ was deregistered for general corporate purposes.

On December 31, 2022, SHWL and SH were sold to certain third parties for a nominal consideration because SHWL and SH have not commenced any operation since their incorporation.

On July 25, 2023, we formed a wholly owned subsidiary, Scienjoy Pte. Ltd., in Singapore for the purpose of developing business in Singapore and other international markets.

On September 18, 2023, we, through a trust agreement with Mr Xiaowu He, Chief Executive Officer and Chairman of the Board, formed a 51% owned subsidiary Scienjoy Verse Tech Ltd (“Scienjoy Verse”) in Dubai and its wholly owned subsidiary Scienjoy Meta Technology LLC to provide a non-stop metaverse lifestyle platform for users globally. On October 7, 2023, Scienjoy Verse entered into a share acquisition agreement with a third party to purchase 90% equity interests in SJ Verse Global Media LLC (formerly known as “Nujoom Almashareq Media L.L.C”). The transaction was completed on October 7, 2023. On July 1, 2024, we terminated the trust agreement between Scienjoy Pte. Ltd and Mr Xiaowu He, resulting in Scienjoy Pte. Ltd directly owns 51% equity interest of Scienjoy Verse.

On April 11, 2024, we formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd. in Singapore, which is engaged in developing multi-channel network business in Singapore and other international markets.

On May 30, 2024, we formed a 51% owned subsidiary Hangzhou Sixiang Fengjing Culture Technology Co., Ltd. in Zhejiang province, PRC, as an investment holding company.

On July 1, 2024, Scienjoy Verse sold its 90% equity interest of SJ Verse Global Media LLC to Scenovo Pte. Ltd.

On April 1, 2025, we acquired 70% equity interest in Star Home Global Media FZ-LLC Star Home is a Dubai-based multi-channel network (“MCN”) company.

On April 14, 2025, we formed a 51% owned subsidiary Fashionfly Limited, which is engaged in developing multi-channel network business.

On October 1, 2025, we acquired 70% equity interest in SH Entertainment Co., Ltd. SH Entertainment is a South Korea-based multi-channel network (MCN) company.

Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) was deregistered on March 17, 2026 and Huayu Hefeng (Qingdao) Technology Co., Ltd. (“HYHF”) was deregistered on July 7, 2025 due to inactivity for the year ended December 31, 2025.

Adoption of Dual-class Structure and Authorization of Class A Preferred Shares

On November 8, 2021, at 10:00 a.m. local time in Beijing, China we held our 2021 annual general meeting of shareholders (the “AGM”) at which the shareholders’ resolutions approved: (i) the adoption of a dual-class share structure, pursuant to which our authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to our Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters.

B.	Business Overview

Mission

We are committed to establishing a mobile entertainment social community where users can enjoy interactive mobile live streaming and asynchronous social connection.

Overview

We are a provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We had 96,653 active show broadcasters for the year ended December 31, 2025. We had over 332.3 million registered users by the end of December 31, 2025. For the year ended December 31, 2025, the number of paying users was 383,695, which represents a decrease of 22.4% from 494,652 paying users in fiscal year ended December 31, 2024. Before the BeeLive Acquisition, we operated primarily on three platforms (Showself Live Streaming, Lehai Live Streaming and Haixiu Live Streaming). Through the BeeLive Acquisition, we added two additional platforms (BeeLive Chinese (MiFeng) and BeeLive International) to our businesses. Through the Hongle Acquisition, we added one additional platform (Hongle.tv) to our businesses. All our platforms are using our own mobile applications, and have created a vibrant, interactive, and close community.

We operate a mobile live streaming business which provides live streaming entertainment from professional “broadcasters” to the end-users, allowing for operation of live social video communities. Using our mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interaction, users can also view photos posted by broadcasters in their personal pages, leave comments, and engage in private chats with broadcasters when such broadcasters are not streaming. In addition, users can also play simple and fun games using virtual currencies within the video rooms while watching live streaming of a broadcaster.

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

We believe we have achieved significant growth since our inception. The number of registered users of the Company’s platforms at year end has increased from 170.7 million in 2018 to over 330 million in 2025. The platforms’ annual ARPPU was RMB2,714 and RMB3,138 for the years ended December 31, 2024 and 2025, respectively.

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Multi-Platform Live Streaming

Starting in 2014 with the launch of the Showself Live Streaming platform, our user base has grown into one of the largest in China. We believe our show live streaming products satisfy users’ psychological needs and decrease users’ stress, loneliness, depression, frustration etc. in real life.

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

As a pioneer in the live streaming market, we developed our own set of end-to-end (broadcaster-to-user) mobile video solutions. Many of the systems and technologies we have developed, including, among others, our mobile-compatible animation engine technology, event-driven asynchronous business processing mechanism, linearly expanding deployment of our servers, modular service development and assembly, high-throughput parallel messaging service clusters and spam filtering based on machine learning, provide us with competitive advantages. We believe our existing systems and technologies, supported by our continuing efforts in technology innovation, including with regard to augmented reality/virtual reality (“AR/VR”), artificial intelligence (“AI”), big data technology, machine learning and physics engine technology, provide us with the necessary technical skills to compete and expand in this rapidly changing industry.

Innovative Product Features and Operating Philosophy

Our product offerings include numerous innovative features designed to improve user experience, increase user-stickiness, and enhance its monetization ability. These include, among others:

●	gamified product and operating philosophy that enable users to enjoy an exciting alternative life in the mobile live streaming virtual world. In this virtual world, users can enjoy the real interactive activities with broadcasters and also build their own virtual life.

●	a range of online games for users to play while watching streaming. These include simple, fun games like pet run, crazy racing and gold egg smashing. Users pay virtual currency to play games for a chance to hit a virtual currency jackpot or win virtual goods that they can then send to broadcasters who can then monetize the goods. These games enhance user engagement during live streaming and encourage and facilitate the use of virtual currency and virtual goods.

●	both real-time streaming and asynchronous social functions. Users of our platforms can communicate with broadcasters and other users not only when broadcasters are streaming, but also afterwards through sending private texts and photos, and commenting on photos posted on the personal pages of specific broadcasters. This allows users to interact with broadcasters and their communities any time they wish.

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

Experienced Management Team and Professional Staff with Strong Operational Capabilities

Our senior management team has extensive experience working with the mobile Internet, in related computer-technology industries, big data analysis, and cutting-edge technologies. Members of our senior management team have experience of over 20 years in various segments in technology, business operation, and Internet industries. Under the leadership of its senior management members, we have successfully identified trends in mobile streaming and timely seized opportunities for growth and innovation.

Our management team has extensive experience and skill in research and development, quality control, and Internet infrastructure and operations. We believe that as mobile streaming matures, strong operational and execution capabilities will become increasingly important to remaining competitive and our strong team with years of relevant experience will provide us with a competitive advantage.

Our Strategies

Our business objective is to further strengthen our position in the mobile show live streaming industry and to leverage our existing position to expand its business into other related industries in China and oversea markets. Looking forward, we will seek to make use of “live+”, explore entertainment online-merge-offline (“OMO”) models, integrate resources across the industry value chain, and build an ecosystem of mobile live streaming in order to meet the diverse needs of our users. We intend to implement the following strategies:

Provide More Engaging and Professional Content

We will keep introducing more engaging content to retain users and further boost users’ willingness to purchase virtual goods. Although most broadcasters working in the live streaming industry provide various forms of entertainment for users, the content provided is generally not as professional as traditional performers. Therefore, there is still an opportunity for us to cooperate with more traditional artists and to train our broadcasters to produce a more professional product.

Further Expand Our Mobile Live Streaming Business in China and Overseas

We intend to update our mobile applications to allow for easier content creation and sharing by our users. We believe that the convenience offered by our services will continue to improve user stickiness and develop into a destination for social interactions. Meanwhile, our multiple platforms can serve a broad range of potential end markets. We plan to integrate our registered user accounts across multiple mobile applications into a unified account system. We believe this will lead to a virtuous cycle: an expected higher user engagement level would provide us with more opportunities to cross-promote its products and gather incremental user data for further product optimization and development.

We have plans to expand our business globally. We have obtained considerable experience in mobile live streaming industry and plans to promote its mobile live streaming platform in Southeast Asia, Middle East and South America. On August 10, 2020, we signed an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) with Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., Cosmic Soar Limited and Tianjin Guangju Dingsheng Technology Co., Ltd. Pursuant to the BeeLive Acquisition Agreement, we, through Scienjoy Inc., acquired 100% of the equity interest in Sciscape International Limited which holds the platform BeeLive International and, through Zhihui Qiyuan (the VIE entity), acquired 100% of the equity interest in Tianjin Guangju Dingfei Technology Co., Ltd. which holds BeeLive Chinese (MiFeng). Pursuant to the BeeLive Acquisition Agreement, we are required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in Class A ordinary shares (approximately 5.4 million Class A ordinary shares) to be issued by us. 30% of share consideration payments are subject to certain performance conditions and requirements over the following three years. On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, we paid a cash consideration of RMB50.0 million to Tianjin Guangju Dingsheng Technology Co., Ltd. and issued 3,786,719 Class A Ordinary Shares to Cosmic Soar Limited. Tianjin Guangju Dingfei Technology Co., Ltd. subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. and Sciscape International Limited changed its name to Scienjoy BeeLive Limited. BeeLive is a global live streaming platform that initially launched in China in November 2016. Since the second half of 2019, BeeLive began expanding into international markets. To date, BeeLive International offers Arabic language live streaming product in the Middle East and Thai language live streaming product in Southeast Asia.

On December 29, 2021, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, acquired all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Hongle Acquisition”). Yieryi and Wolter Global are under common control. The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”).

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

Hongle.tv is a similar mobile application to our existing four platforms, “Showself” (秀色直播), “Lehai”(乐嗨), “Haixiu” (嗨秀), and BeeLive Chinese (“MiFeng” 蜜疯直播). Such platforms are launched in China in the Chinese language. The only differences as compared to the four said platforms are that 1) The said four platform are viewed on the mobile apps with broadcasters occupying half of the screen at the top while comments and social chat at the bottom while in Hongle.tv, broadcasters occupy the full page of the screen; 2) The said four platforms are targeted at general public while Hongle.tv is focused on younger generations especially university students.

On September 6, 2023, we announced our strategic investment of US$3 million to acquire a 30% equity interest in DVCC TECHNOLOGY L.L.C, a Dubai-based metaverse company dedicated to transforming entertainment through innovation. This pivotal move signifies our unwavering commitment to metamorphosing its business transformation strategy from mobile entertainment to metaverse lifestyle, catalyzed by global expansion starting from the dynamic Middle East and North Africa (“MENA”) region. In April, 2024, we formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd.in Singapore for the purpose of developing business in Singapore and other international markets.

On August 26, 2025, Scenovo SG entered into a share acquisition agreement with a third party to purchase 70% equity in SH Entertainment for a consideration of RMB7.9 million. The transaction was completed on October 1, 2025. SH Entertainment is a South Korea -based multi-channel network (“MCN”) company.

Explore Other Technological Services Businesses

Our income has historically come from sales of virtual currency to users. Almost 100% of our total revenue has derived from the sale of virtual items and virtual currency with respect to its live streaming business. Going forward, we plan to leverage our expertise and user base to expand its revenue sources. In particular, we plan to enter into cooperative arrangements with smaller live-streaming team, through which we will provide such platforms with technology, operation and maintenance and promotional support services in return of revenue sharing.

Continue to Invest in and Develop Technologies Such as Virtual Reality (“VR”)/Augmented Reality (“AR”) and Artificial Intelligence (“AI”)

We intend to continue to invest in our data analytics capabilities and cutting-edge technologies. We also plan to further develop our technology stacks, including, but not limited to, machine learning, physics engine, AR/VR, and AI technologies to better understand and anticipate user behavioral trends, which in turn can be used to develop our applications.

In 2026, we expect to launch our AI Vista Live! Platform, nationwide in China in 2026. AI Vista Live is a business-to-business product designed to introduce human-digital interaction through physical artificial intelligence (AI) presence and powered by holographic displays and multi-interface deployment. In that regard, on December 31, 2025, we have also signed a partnership framework agreement with Hebei Wendao Elderly Care Service Group Co., Ltd. (“Wendao”) to develop AI-powered digital human companion, named “AI Digital Human Butler,” across Wendao’s elderly care facilities.

Tap into the Next Phase of Significant Industry Potential through M&A

Mergers & Acquisitions will be one of crucial strategies to expand our business swiftly and support rapid execution of each element of our business growth. The targeted sectors include related high-tech companies, data analysis companies, live streaming companies (especially oversea targets), new media advertising companies, and beauty industry related companies. We have consummated the BeeLive Acquisition in 2020 and the Hongle Acquisition recently.

Our Platforms

We operate our live streaming communities through multiple platforms, each with our own mobile applications. After the recent acquisition of Beelive, we currently operate primarily six platforms: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming Chinese (MiFeng), BeeLive International, and Hongle Live Streaming. We believe these platforms together make us the leading provider of mobile show live streaming.

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

Lehai Live Streaming

Lehai Live Streaming was launched in July 2015 and adheres to the concept of “having fun together.” The following is the typical screenshot for the mobile application of Lehai Live Streaming (the corresponding iOS version may vary).

Haixiu Live Streaming

Haixiu Live Streaming was launched in April 2016 and is our third platform. The following is the typical screenshot for the mobile application of Haixiu Live Streaming (the corresponding iOS version may vary).

BeeLive Chinese (MiFeng)

BeeLive Chinese (MiFeng) was launched in mainland China in November 2016. The following is the typical screenshot for the mobile application of BeeLive Chinese (MiFeng) (the corresponding iOS version may vary).

BeeLive International

BeeLive International was launched in second half of 2019 and provides Arabic language service covering the Middle East and Thai language service covering Southeast Asia and Thai speakers in the Middle East. The following are two typical screenshots for the mobile application of BeeLive International in Arabic and Thai, respectively (the corresponding iOS version may vary).

Hongle Live Streaming

Hongle Live Streaming was launched in mainland China in 2016. We acquired such platform in January 2022. The following is the typical screenshot for the mobile application of Hongle Live Streaming (Hongle). (the corresponding iOS version may vary).

Key Differences among the Platforms

All six platforms are categorized as “show live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances, such as singing, dancing, talk shows, etc. Broadcasters on all six platforms have been trained by broadcaster agents to provide content more professional than that of average amateur broadcasters. Due to a variety broadcasters, user and geographical bases, the six platforms differ in their operation strategies, including the following:

●	Showself and Lehai are two of our largest platforms. Because of their large number of broadcasters and users base, Showself and Lehai have capacity to organize different talent shows and events, such as singing, poem writing and traditional Chinese opera.

●	As compared to Showself, Lehai and Haixiu have less users but who are likely to spend money on live streaming shows. As such, in addition to live streaming shows, Lehai and Haixiu offers more free games or games that do not require much spending.

●	BeeLive Chinese (MiFeng), compare to other Chinese platforms, focus more on the need of social communications of our users, therefore its users tend to use them more often as a tool of communication with friends and peers.

●	On BeeLive International, more users choose to become broadcasters where they can perform talent show themselves in front of other users and in turn receive revenue in the form of sharing fees.

●	Hongle Live Streaming, in comparison with our other domestic platforms, focuses more on enabling ordinary people to broadcast timely with their mobile phones. As a result, comparably, it has a broader mobile broadcaster base and its broadcasters tend to be much younger.

Layout and functions of the mobile application of our Platforms

The layout and functions of the mobile applications of our platforms are substantially the same. The above screenshots and descriptions illustrate the layout and some of the basic functions of the Showself Live Streaming application:

●

Square. This page serves as a menu for currently streaming broadcasters. Users can search this page for broadcasters they would like to to watch. For users who do not already know any broadcasters or have no existing preference as to which broadcasters they want to watch, several groupings of broadcasters who are conducting ongoing live streaming are presented in the square under different headings to help viewers find a broadcaster they will enjoy. These groupings are organized under different labels, such as recommended broadcasters (based on comprehensive analysis and mining of user-specific data such as user’s location, login time, retention, daily activity, and consumer behavior), broadcasters located in the same city as the users, broadcasters currently followed by the user, broadcasters recently viewed by the user, and broadcaster “PK” (broadcasters currently competing against each other in terms of value of gifts received within ten minutes), and other labels.

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

●	Ranking Lists. This page presents lists of top broadcasters by various criteria, including highest value of gifts received by the broadcasters (on a daily, weekly, monthly and all-time basis) and greatest number of virtual flowers or the specially designated weekly “star gifts.” Received by broadcasters. These ranking lists provide further information to viewers about broadcasters’ popularity to help them identify top broadcasters and can also motivate users to support their favorite broadcasters on the list. This also promotes positive competition between broadcasters. The page also contains lists of viewers (by account name) that have spent the highest amount of virtual currency in the last day, week, month and all-time.

●	Guardian Teams. Guardian teams are small groups of users organized by users with sufficient high user grades and which other users can join. This function allows small groups of like-minded users to interact online, form friendships, and support their favorite broadcasters as a group. This encourages user engagement and active participation. This also helps to improve user experience and enhance users’ propensity to spend their virtual currency. The guardian team page shows rankings of guardian teams by various criteria, including highest value of virtual currencies spent by guardian teams (on a daily and all-time basis) and the value of gifts received by the broadcasters from top guardian teams (on a weekly and bi-weekly basis).

●	Discovery. This page allows users to follow photos posted by broadcasters and activities organized by the platform. It is also the page through which users can purchase virtual items using “Xiu Bi,” the virtual currency used on the platform.

●	Me. Users can check and manage their personal accounts through this page. Personal account information displayed mainly includes the broadcasters by such users, current virtual currency balance, virtual items purchased, guardian teams to which the users belong and intimate broadcasters list.

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

For us, the establishment of a content security system is not only a means of defense but also a strong strategic offense. Through AI technology, image recognition, big data analysis, combination of artificial audit, the platforms have a vertical monitoring system to monitor all live streaming content 24/7 to ensure that the content is legal and in compliance. Our AI technology also ensures the best service is provided to every user at every possible instance, thus creating a refreshing and delightful user experience to increase our revenue.

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

Our Users

We have an active and well-structured user base. In 2014, we transformed ourselves from a social network platform to a show live streaming platform. Since then, we have experienced increased broadcasting competition and refined our operations. We have also accumulated a diversified user group through constant innovation and promotion. Throughout December 31, 2023 up to December 31, 2025, the number of registered users on our platforms have reached over 330 million.

We do not limit ourselves to acquiring users solely through self-growth fission or third-party marketing. Instead, we adopt the model of win-win game to achieve stable and mutually beneficial expansion of our user base. In 2025, the number of paying users for our platforms was 383,695 and their average revenue per paid user (ARPPU) for fiscal 2025 was RMB3,138.

To mitigate any concentration risks from a single user group structure, we have been working on to develop a diversified base of user groups, which include young active users with short interest span as well as users in their thirties with high spending power. In addition, a considerable number of our users are located in economically developed areas with more lifestyles devoted to lesiure. These users have relatively high disposable income and more leisure time. They tend to appreciate online entertainment more and accordingly are willing to spend money on online entertainment.

Our Broadcasters

The supply of talented and popular broadcasters is essential to us, particularly given our focus on developing professionally generated content. Broadcasters serve as the primary interface with users and, therefore, the success of our platforms depend largely on the talent and popularity of the broadcasters.

Engagement of Broadcasters

We primarily cooperate with online and offline broadcaster agents, or the talent agents, to recruit and manage broadcasters on an ongoing basis. Each of the platforms also has an online application process for registered users to become broadcasters and we will select certain applicants and refer them to the appropriate talent agents. As such, we enter into all contracts with the talent agents as opposed to with each broadcaster on an individual basis.

Before broadcasting on the platform, all broadcasters must agree to the terms and conditions of our platforms, which includes the rules of the platforms that the broadcasters must abide by while live streaming and also the legal consequences for violating any rules. If any such violations occur, we will hold the broadcasters directly liable.

For selected broadcasters we identify as popular or having great potential or offering high-quality content, in addition to the above two agreements, we will separately enter into an exclusivity agreement with such broadcasters, which requires that the broadcasters to be able to stream on our platforms exclusively for a certain period of time. In return, we provide more resources and support to such broadcasters by recommending their contents to potential interested users, increasing user traffic, and improving their popularity. We will be entitled to liquidated damages if any broadcasters breach their exclusivity agreements.

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

Monitoring and Management of Broadcasters

We set out rules with which broadcasters must comply with while using our platforms, including compliance with laws and regulations of the PRC, which includes and are not limited to the following: no performances involving guns, knives or threats to livelihoods, no infringement of legal rights of others and no pornography.

We have the right to monitor and manage the performances of any broadcasters on our platforms. Appropriate measures are taken with respect to any broadcasters that fail to comply with the above mentioned rules. Such measures range from warnings and fines to temporary or permanent suspension from our platforms. Such actions can be taken unilaterally by us as we deem fit. Since broadcasters are represented by agents, notice of any illegal behavior or violations of platform rules will also be made to the relevant agent. The relevant agent is required to correct any such violation upon receipt of the notification. If the violation is not corrected during the applicable grace period, we have the right to terminate our cooperation with the relevant agent.

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

We have developed a comprehensive system to screen content on our applications against a filter list, item by item. The filter list compiles content and behaviors that we have determined, taking into account relevant PRC laws and regulations, to be likely to be indicative of inappropriate, politically-sensitive, provocative or inflammatory language, sexually-suggestive language and body movements, full or partial nudity or illegal content or activities, abusive language or actions towards other users, spam, scams, or acts and threats of violence. Content identified as falling into the filter list would be blocked or removed from our platforms. In addition, we regularly review any complaints alleging the inappropriate nature of content on our platforms and remove such content promptly.

Broadcasters are also responsible for monitoring the content in their rooms and ensuring that their rooms comply with applicable laws and regulations and terms of our service. Broadcasters can block users who transmit inappropriate information from posting comments in their rooms or exclude users from their rooms. Broadcasters can also delegate certain users to act as moderators to help manage rooms in this way. We also monitor and take measures to deal with any infringements of our content policies by broadcasters.

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

●	AI And Big Data Analysis: By using data science and AI technology, we analyze user behavioral data. Through the results of such data analysis, we can better understand users’ needs and know how to better match content with users. These operations help us improve our user experience as well as paying ratio and ARPPU.

●	Live Streaming Technology: We have a complete peer to peer, where the host starts to stream video for the user to play, live mobile video solution with independent intellectual property rights under constant optimization. On the user end, we have made special optimization for video streaming playback processing in combination with CDN service providers, which supports fast video download and opening, reasonable buffering to reduce the Caton rate, so as to ensure a smooth experience for users.

●	Video Monitoring Technology: This specially developed monitoring program can carry out real-time video monitoring for all video streams in combination with AI technology, and create a three-dimensional content monitoring system in combination with 24-hour continuous manual audit to discover potential violations and block applicable content.

●	Server and Infrastructure: By using the situation awareness security service provided by Alibaba cloud and combined with the self-built monitoring platform, we can alert our system of abnormal phenomena and prevent virus and hacker intrusion.

Intellectual Property

We regard our software copyrights, domain names, trademarks and other intellectual property as critical to our success. As of December 31, 2025, we had registered 390 copyrights in China, 15 domain names, 11 patents for live streaming technology, and 106 trademarks.

We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. In general, our employees must enter into a standard intellectual property and confidential agreement which acknowledges that (1) all inventions, trade secrets, developments and other processes generated by such employees on our behalf are our property, and such employees are assigning to us any ownership rights they may claim in those work; and (2) such employees undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us.

Competition

Our focus is on livestreaming and in this area we face significant competition from providers of similar online streaming services. Our competitors in the mobile live streaming market in China include Hello Group and JOYY, as well as other pan-entertainment streaming platforms such as Inke, Huafang, and gaming streaming platforms such as DOYU and HUYA. We compete to promote our products and gain users, to attract and hire management personnel with operational experiences, and to secure diversified marketing channels.

Legal Proceedings

In March 2022, Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), one of our PRC subsidiaries was sued in a litigation brought by certain individual (“WLT Litigation”) in Wuyuan County People’s Court, Inner Mongolia Autonomous Region, China. In the WLT Litigation, Weiliantong was named as a joint defendant together with a broadcaster of the Hongle.tv live streaming platform, which was operated by Weiliantong. In this case, one of the reliefs demanded by the plaintiff was a refund in the amount of RMB 2,113,879 and accrued interest to the plaintiff. On November 25, 2022, in the judgment made by the first instance trial court, the court ruled in favor of the plaintiff and determined that Weiliantong should refund such amount of RMB 2,113,879 and accrued interest to the plaintiff. Weiliantong subsequently appealed on December 9, 2022 in Bayannur City Intermediate People’s Court, Inner Mongolia Autonomous Region, China. In the second instance trial, Weiliantong was successful in its appeal. However, the plaintiff applied for a retrial, and the Higher People’s Court of Inner Mongolia Autonomous Region decided to hear the case. On August 13, 2024, the WLT Litigation was reheard in the Intermediate People’s Court of Bayannur City, Inner Mongolia Autonomous Region. Upon retrial, on April 25, 2025, the Intermediate People’s Court of Bayannur City, Inner Mongolia Autonomous Region upheld the judgment issued on December 9, 2022 by the Bayannur City Intermediate People’s Court The case number is (2024) Nei 08 Min Zai No. 38.

We are currently not a party to any material legal or administrative proceedings. We have been and may become a party to a various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to contractual disputes. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information-D. Risk Factors-Risk Factors Relating to Our Business and Industry-We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 3. Key Information-D. Risk Factors-Risk Factors Relating to Our Business and Industry-We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

REGULATIONS IN THE PRC

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

On December 18, 2025, the State Administration for Market Regulation (“SAMR”) and the Cyberspace Administration of China (“CAC”) jointly promulgated the Administrative Measures on Live-Streaming E-Commerce (the “Live-Streaming E-Commerce Measures”), which became effective on February 1, 2026. The Live-Streaming E-Commerce Measures establish a comprehensive regulatory framework governing all participants in the live-streaming e-commerce sector, including live-streaming e-commerce platforms, live-streaming room operators, and live-streaming marketing personnel. Key obligations under the Live-Streaming E-Commerce Measures include: (i) live-streaming e-commerce platforms are required to implement real-name registration systems for live-streaming room operators and live-streaming marketing personnel, verify their qualifications, and maintain records of their live-streaming activities; (ii) live-streaming room operators and live-streaming marketing personnel are prohibited from selling or providing goods or services that fail to meet personal and property safety requirements, that are adulterated or counterfeit, or that are prohibited from trading under applicable laws and regulations; (iii) live-streaming room operators and live-streaming marketing personnel are prohibited from making false or misleading commercial representations regarding the business entity, performance, functionality, quality, sales conditions, user reviews, honors, or qualifications of any goods or services, and are specifically prohibited from using artificial intelligence or other technologies to fabricate or disseminate false or misleading commercial information or to impersonate others for commercial promotion; (iv) where the content published by live-streaming room operators or live-streaming marketing personnel constitutes commercial advertising, they are required to fulfill the obligations of advertising publishers, advertising operators, or advertising endorsers in accordance with the PRC Advertisement Law; (v) live-streaming room operators that use artificial intelligence technologies to generate human images or videos for live-streaming e-commerce activities are required to comply with applicable laws, regulations, and mandatory national standards, and to make prominent disclosures to consumers; and (vi) live-streaming e-commerce platforms are required to establish mechanisms to monitor and manage the content of live-streaming activities and to take prompt corrective measures upon discovering any violations of applicable laws and regulations.

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

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency as used in live streaming industry, except for the above-mentioned online game virtual currency. To comply with the principle of above-mentioned regulations, in relation to online streaming business, our virtual currency currently can only be used by viewers to exchange for virtual items/gifts to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items/gifts or the relevant privileged services, the conversion transaction is completed and we will immediately cancel the virtual properties in our internal system. See “Item 3. Key Information-D. Risk Factors-Risk Factors Relating to Doing Business in China-Restrictions on virtual currency may adversely affect our revenues.”

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

On September 30, 2024, the State Council promulgated the Regulations on Network Data Security Management (the “Network Data Security Regulations”), which became effective on January 1, 2025, superseding the draft measures previously published by the CAC for public comment in November 2021. The Network Data Security Regulations establish a comprehensive framework for the classification and protection of network data and introduce the concept of “important data,” defined as data that, once tampered with, destroyed, leaked, or illegally obtained or used, may directly endanger national security, economic operations, social stability, or public health and safety in specific fields, regions or at certain scales of precision or volume. Key obligations under the Network Data Security Regulations include: (i) data processors are required to establish data security management systems, appoint a person responsible for data security and, where applicable, set up a dedicated data security management organization; (ii) data processors handling important data must file with the competent authority within 15 working days of identifying such data as important, conduct annual data security assessments, and submit the assessment reports to the local branch of the CAC before January 31 of each year; (iii) data processors conducting the following activities are required to apply for cybersecurity review: mergers, reorganizations or separations of Internet platform operators holding large amounts of data resources related to national security, economic development or public interests; overseas listings by data processors processing personal information of more than one million users; and Hong Kong listings that affect or may affect national security; (iv) Internet platform operators are required to establish platform rules and privacy policies related to data, solicit public comments for no less than 30 working days when formulating or materially amending such rules or policies, and platform rules and privacy policies of large Internet platforms with more than 100 million daily active users shall be reviewed by a CAC-designated third-party organization and reported to the local branch of the CAC for approval; and (v) data processors processing important data or seeking overseas listings shall conduct annual data security assessments either independently or through a qualified data security service institution.

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

Regulation on Tax

On March 23, 2016, the Ministry of Finance and the SAT issued the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, pursuant to which the pilot plan for the replacement of business tax with VAT was expanded to all regions and industries as of May 1, 2016. December 25, 2024, the Standing Committee of the National People’s Congress enacted the Value-Added Tax Law of the People’s Republic of China (the “VAT Law”), which will become effective on January 1, 2026, replacing the existing Interim Regulations on Value-Added Tax. The VAT Law elevates the VAT regime from an interim administrative regulation to a formal national statute, codifying the outcomes of VAT reform over recent years. The VAT Law maintains the existing three-tier VAT rate structure of 13%, 9% and 6%, and retains a simplified levy rate of 3% for taxpayers applying the simplified calculation method. On December 25, 2025, the State Council promulgated the Implementation Regulations for the Value-Added Tax Law of the People’s Republic of China, which will also take effect on January 1, 2026 concurrently with the VAT Law.

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the PRC Enterprise Income Tax Law, which was effective in 2008 and was amended in 2019 and further amended on January 20, 2025.

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

We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applied to us. For example, certain of our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. However, it is possible that the PRC tax authorities may take a different view. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

We are a British Virgin Islands holding company and conduct our operations in the PRC through contractual arrangements with the VIEs, including Zhihui Qiyuan and Sixiang Qiyuan and their subsidiaries, and through our WFOEs and the wholly owned subsidiaries of WFOEs. Through our Hong Kong subsidiary Scienjoy International Limited, we own a direct equity interest in our WFOEs, including WXBJ and WXZJ. WXBJ, Zhihui Qiyuan and Zhihui Qiyuan’s registered shareholders are parties to the VIE agreements, pursuant to which the profits of Zhihui Qiyuan and its subsidiaries, each such company formed under PRC Laws, are directly or indirectly payable to WXBJ. WXZJ, Sixiang Qiyuan and Sixiang Qiyuan’s registered shareholders are parties to the VIE agreements, pursuant to which the profits of Sixiang Qiyuan and its subsidiaries, each such company formed under PRC Laws, are directly or indirectly payable to WXZJ. Any failure by any of the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, would have a material adverse effect on our business. See “Risk Factors-Risks Related to Our Corporate Structure.”

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

However, our PRC legal counsel has advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government finds that the agreements that establish the structure for operating our Internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we and the VIEs engage in, we and the VIEs could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors-Risks Factors Related to Our Corporate Structure.” See “Risk Factors-Risk Factors Related to Doing Business in China.”

D.	Property, Plants and Equipment

Our principal executive offices are located at RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, 311113, China, where we lease approximately 6,764 square meters of office space as of the date of this report. We and our subsidiaries also lease an additional approximately 2,425 square meters of office space in Beijing and Xinjiang Uyghur Autonomous Region, P.R. China.

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

Overview

Scienjoy Holding Corporation (“we” or the “Company”) was originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy Inc. As a result of the business combination, we became the holding company of Scienjoy Inc. and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are an interactive entertainment leader in the Chinese market and operates platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 332.3 million registered users by the end of December 31, 2025, increased from 329.8 million registered users for the year ended December 31, 2024.

Our most recent annual impairment test of goodwill and intangible assets was a quantitative analysis conducted during the last quarter of year ended December 31, 2025 that indicated an impairment of goodwill and intangible assets. Considering all available evidence in the evaluation of goodwill and intangible impairment indicators including but not limited to regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025, the Group assessed and recorded impairment charges of approximately RMB186.2 million and RMB398.8 million on goodwill and intangible assets for the year ended December 31, 2025, respectively. The fair value of that reporting unit was estimated using the income valuation approach with assistance of third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. The Company bases fair value estimates on assumptions the Company believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

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

Key Factors Affecting Our Results of Operations

General Factors

Development of the mobile live streaming market in China over the past decade has been influenced by a number of macroeconomic and technological factors and trends, including increasing disposable income and demand for cultural and entertainment activities and increased use of the mobile internet. Our business and operating results are affected by general factors affecting China’s entertainment live streaming industry, which may include the following:

●	China’s overall macroeconomic landscape;

●	China’s overall entertainment and mobile entertainment growth;

●	Usage and penetration rate of mobile Internet and mobile payment;

●	Growth and competitive landscape of China’s mobile live streaming market, especially entertainment SHOW live streaming; and

●	Governmental policies affecting China’s live streaming industry;

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

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different content and games to incentivize users to pay for our services. Therefore, quality broadcasters and interesting content are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenue generated on the platforms with talents agencies, which in turn share revenue with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are conservative in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved average live streaming revenue per paying user (“ARPPU”) and our paying ratio.

Our ability to maintain and expand our user base

User base is another key factor for success in the mobile live streaming industry. We endeavor to provide attractive content to keep users on our platforms as long as possible. Our multi-platform strategy attempt to retain users by providing diversified content, promotions and an enhanced user experience.

With respect to user base, our mobile live show streaming sector differs from other mobile live streaming sectors such as the pan-entertainment live streaming and game live streaming sector. In live show streaming, each broadcaster interacts in real time with users and therefore the number of users that each broadcaster can entertain at the same period in his/her video room is limited, which provides for a more unique user experience than those found in other live streaming sectors.

We continue to seek opportunities to grow our user base and enhance our user engagement. Our ability to do so largely depends on our ability to recruit, train, and retain high quality broadcasters and on our ability to produce high quality content. We also intend to continue to invest in our brand recognition.

Our ability to improve innovative technologies

The ability to understand market traffic and pair users with suitable broadcasters and associated activities is key for user stickiness and monetization in the mobile show live streaming industry. By using big data analytics to understand individual user behavior and industry trends, we intend to continually adjust our platform to better guide users to appropriate broadcasters as well as to analyze traffic on other sites to select the best methods and targets for user acquisition.

Summary Consolidated Statements of Operations and Comprehensive Income

	For the years ended December 31,
	2023	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Total revenue	1,464,871	1,363,384	1,241,621	177,549
Cost of revenues	(1,272,145)	(1,117,942)	(1,014,455)	(145,065)
Gross profit	192,726	245,442	227,166	32,484
Sales and marketing expenses	(1,355)	(7,049)	(6,357)	(909)
General and administrative expenses	(75,582)	(76,629)	(88,977)	(12,724)
Research and development expenses	(75,116)	(90,461)	(83,426)	(11,930)
Provision for credit losses	(17,865)	(30,584)	(127,290)	(18,202)
Income (loss) from operations	22,808	40,719	(78,884)	(11,281)
Change in fair value of contingent consideration	(5,624)	-	-	-
Change in fair value of warrant liabilities	170	-	-	-
Change in fair value of investment in marketable security	(9,023)	6,103	(29,067)	(4,157)
Investments (loss) income	(31,328)	(5,742)	8,712	1,246
Impairment for goodwill	-	-	(186,170)	(26,622)
Impairment for intangible assets	-	-	(398,835)	(57,033)
Impairment of long-term investments	(11,800)	(10,425)	-	-
Interest income, net	2,739	3,211	1,712	245
Other income, net	7,449	1,609	8,732	1,249
Foreign exchange (loss) gain, net	(1,887)	3,805	(1,569)	(224)
Income (loss) before income taxes	(26,496)	39,280	(675,369)	(96,577)
Income tax (expense) benefit	(8,480)	(12,597)	80,369	11,493
Net (loss) income	(34,976)	26,683	(595,000)	(85,084)
Less: net loss attributable to noncontrolling interest	(4,188)	(13,002)	(7,911)	(1,131)
Net (loss) income attributable to the Company’s shareholders	(30,788)	39,685	(587,089)	(83,953)

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, however, we deem the technical services revenue as not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the years ended December 31, 2023, 2024 and 2025, revenue from consumable virtual items represented over 96% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,420,258	1,317,601	1,187,033	169,743
Live streaming - time based virtual item revenue	25,004	24,935	16,951	2,424
Technical services and others	19,609	20,848	37,637	5,382
Total revenue	1,464,871	1,363,384	1,241,621	177,549

As of December 31, 2025, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the years indicated:

	For the years ended December 31,
	2023	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Showself	334,186	330,271	319,672	45,712
Lehai	263,517	330,279	288,809	41,299
Haixiu	245,049	271,809	214,460	30,667
Beelive	304,730	212,035	214,066	30,611
Hongle	297,780	198,142	166,977	23,878
Technical services and others	19,609	20,848	37,637	5,382
TOTAL	1,464,871	1,363,384	1,241,621	177,549

The total number of paying users at Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live for the years indicated is as following:

	For the years ended December 31,
	2023	2024	2025
Showself	143,515	85,693	67,440
Lehai	147,900	152,586	111,416
Haixiu	108,576	119,617	89,571
Beelive	84,998	64,342	51,364
Hongle	72,703	72,414	63,904
TOTAL	557,692	494,652	383,695

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live is as following:

	For the years ended December 31,
	2023	2024	2025	2025
In RMB and US$	RMB	RMB	RMB	US$
Showself	2,329	3,854	4,740	678
Lehai	1,782	2,165	2,592	371
Haixiu	2,257	2,272	2,394	342
Beelive	3,585	3,295	4,168	596
Hongle	4,096	2,736	2,613	374
Overall average	2,592	2,714	3,138	449

Among our five brands of live streaming platforms, Lehai Live streaming contributed at least 27% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the years ended December 31, 2023, 2024 and 2025 was RMB2,592, RMB2,714 and RMB3,138, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the year ended December 31,
	2023	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Revenue sharing fees	(1,158,959)	(1,035,233)	(906,969)	(129,695)
User acquisition costs	(63,116)	(36,592)	(59,971)	(8,576)
Bandwidth related costs	(12,684)	(9,245)	(5,224)	(747)
Others	(37,386)	(36,872)	(42,291)	(6,047)
TOTAL	(1,272,145)	(1,117,942)	(1,014,455)	(145,065)

Revenue sharing fees cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees were 79%, 76% and 73% of revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the years ended December 31, 2023, 2024 and 2025, other cost represented approximately 3% of total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for credit losses.

	For the year ended December 31,
	2023	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Sales and marketing expenses	(1,355)	(7,049)	(6,357)	(909)
General and administrative expenses	(75,582)	(76,629)	(88,977)	(12,724)
Research and development expenses	(75,116)	(90,461)	(83,426)	(11,930)
Provision for credit losses	(17,865)	(30,584)	(127,290)	(18,202)

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

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue: Our revenues decreased to RMB1,241.6 million for the year ended December 31, 2025 from RMB1,363.4 million for the year ended December 31, 2024, primarily caused by the decrease in the number of paying users due to competitive landscape of China’s mobile live streaming market, partially offset by an increase of RMB424 in overall ARPPU from RMB2714 for the year ended December 31, 2024 to RMB3,138 for the year ended December 31, 2025. Total paying users were 383,695 for the year ended December 31, 2025, decreased by approximately 22% as compared to 494,652 for the year ended December 31, 2024.

Cost of revenues: Our cost of revenues decreased to RMB1,014.5 million for the year ended December 31, 2025 from RMB1,117.9 million for the year ended December 31, 2024. The decrease was primarily attributable to a decrease of RMB128.3 million in our revenue sharing fees, offset by an increase of RMB23.4 million in our user acquisition costs.

Gross profit: Our gross profit decreased to RMB227.2 million for the year ended December 31, 2025 from RMB245.4 million for the year ended December 31, 2024. The gross margin increased to 18.3% for the year ended December 31, 2025 from 18.0% in the year ended December 31, 2024 due to higher ARPPU during the year ended December 31, 2025, showing our effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses: Total operating expenses increased by 49.5% to RMB306.1 million for the year ended December 31, 2025 from RMB204.7 million for the year ended December 31, 2024.

●	Sales and marketing expenses: Our sales and marketing expenses decreased to RMB6.4 million for the year ended December 31, 2025 from RMB7.0 million for the year ended December 31, 2024, primarily attributable to fewer sales and marketing activities.

●	General and administrative expenses: Our general and administrative expenses increased by 16.1% to RMB89.0 million for the year ended December 31, 2025 from RMB76.6 million for the year ended December 31, 2024. The increase was primarily due to an increase of RMB12.4 million in professional consulting fees.

●	Research and development expenses: Our research and development expenses decreased to RMB83.4 million for the year ended December 31, 2025 from RMB90.5 million for the year ended December 31, 2024, due to a decrease of RMB9.0 million in employee salary and welfare and a decrease of RMB1.3 million in share-based compensation, offset by an increase of RMB4.1 million in technical service fee.

●	Provision for credit losses: Our provision for credit losses increased by 316.2% to RMB127.3 million for the year ended December 31, 2025 from RMB30.6 million for the year ended December 31, 2024. Given the regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly increasing credit risk of our debtors in the livestreaming industry, we provided additional allowance for credit loss for debtors with high risk and delinquent accounts. As a result, our provision for credit loss increased to RMB127.3 million for the year ended December 31, 2025 from RMB30.6 million for the year ended December 31, 2024. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The Company will continue to periodically review the allowance and make necessary adjustments accordingly.

Change in fair value of investment in marketable security: Change in fair value of investment in marketable security was a loss of RMB29.1 million for the year ended December 31, 2025, as compared to a gain of RMB6.1 million for the year ended December 31, 2024. The change was attributable to the fair value changes in investments in publicly traded company.

Investment income (loss): Investment income was RMB8.7 million for the year ended December 31, 2025, as compared to investment loss of RMB5.7 million for the year ended December 31, 2024. The investment income was attributable to share of unrealized gain in long-term investments.

Impairment of long-term investments: Impairment of long-term investments was nil for the year ended December 31, 2025, as compared to RMB10.4 million for the year ended December 31, 2024.

Interest income: Interest income decreased to RMB1.7 million for the year ended December 31, 2025 from RMB3.2 million for the year ended December 31, 2024. The decrease was primarily due to lower interest rate.

Impairment for goodwill: During the fourth quarter of 2025, as a part of its annual impairment assessment, the Company assessed its internal forecast along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting unit, including the significance of the amount, if any, of excess carrying value over fair value, consistency of the Company’s current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of the Company’s strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in the evaluation of goodwill impairment indicators including but not limited to regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025, and accordingly the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025, the Company determined it appropriate to perform the quantitative assessment of the Company as of December 31, 2025. The quantitative impairment test involves the use of significant estimates and assumptions to evaluate the impact of operational and economic changes on each reporting unit. The Company estimate the fair value using the income valuation approach with assistance of third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. This analysis requires significant estimates and judgments, including (i) the estimation of future revenue, projected gross profit margins, projected operating costs, projected operating income margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; and (ii) determination of the risk-adjusted discount rates. As a result of goodwill impairment test, the Group recorded a full impairment of RMB186.2 million on goodwill for the year ended December 31, 2025. The Company bases fair value estimates on assumptions the Company believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Impairment for intangible assets: During annual impairment test performed in the fourth quarter of 2025, the Company identified several triggering events indicating that the carrying value of its intangible assets may exceed their fair value. These indicators included regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025. The Company performed a quantitative assessment as of December 31, 2025, using an income approach. The income approach utilized a discounted cash flow model based on the assumptions including management’s best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group with assistance of a third-party valuation firm. Based on this analysis, the Company determined that the carrying values of its intangible assets were no longer recoverable. As a result of the fair value test, the Group recorded a full impairment of RMB398.8 million on intangible assets for the year ended December 31, 2025.

Other income, net: Other income, net increased by 442.7% to RMB8.7 million for the year ended December 31, 2025 from RMB1.6 million for the year ended December 31, 2024. The increase was primarily due to increased government subsidies and one-time compensation income. There is no assurance that we will continue to receive these subsidies in the future.

Foreign exchange (loss) gain: Foreign exchange loss was RMB1.6 million for the year ended December 31, 2025, as compared to foreign exchange gain of RMB3.8 million for the year ended December 31, 2024.

Income tax (expense) benefit: Income tax benefit was RMB80.4 million for the year ended December 31, 2025, as compared to income tax expenses of RMB12.6 million for the year ended December 31, 2024.

Net income (loss): As a result of the foregoing, net loss was RMB595.0 million for the year ended December 31, 2025, as compared to an net income of RMB26.7 million for the year ended December 31, 2024.

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

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The Company’s sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw.

As of December 31, 2024 and 2025, RMB242,359 and RMB301,095, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short-term investments as of December 31, 2024 and 2025.

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

The following table presents the summary of the Company’s cash flow data.

	For the year ended December 31,
	2023	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	RMB	US$
Net cash provided by operating activities	102,694	68,716	70,516	10,083
Net cash used in investing activities	(67,190)	(20,044)	(6,068)	(868)
Net cash used in financing activities	(5,223)	(136)	(100)	(14)
Effect of foreign exchange rate changes on cash	(108)	(1,461)	(9,238)	(1,321)
Net increase in cash and cash equivalents	30,173	47,075	55,110	7,880
Cash and cash equivalents at beginning of the year	175,292	205,465	252,540	36,113
Cash and cash equivalents at end of the year	205,465	252,540	307,650	43,993

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB70.5 million for the year ended December 31, 2025. The difference between the net cash provided by operating activities and net loss of RMB595.0 million was primarily attributable to non-cash adjustment of RMB666.2 million, a decrease in accounts receivable of RMB55.5 million due to declining revenue, a decrease in prepaid expense and other current assets of RMB6.2 million, an increase in accrued expenses and other current payables of RMB1.6 million, partially offset by a decrease in deferred revenue of RMB29.7 million, a decrease in accounts payable of RMB19.3 million, a decrease in employee salary and welfare of RMB7.3 million and a decrease in lease liabilities of RMB7.2 million.

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

Net cash used in investing activities was RMB6.1 million for the year ended December 31, 2025, primarily consisted of RMB5.8 million cash paid for long-term investments, RMB1.2 million cash paid for acquisition and RMB0.8 million paid for property and equipment, partially offset by RMB1.8 million cash acquired from acquisitions.

Net cash used in investing activities was RMB20.0 million for the year ended December 31, 2024, primarily consisted of RMB19.1 million paid for long term investments and RMB1.0 million paid for property and equipment.

Net cash used in investing activities was RMB67.2 million for the year ended December 31, 2023, primarily consisted of RMB63.4 million paid for long term investments and RMB3.5 million cash paid for acquisition of SJ Verse (formerly known as Nujoom Almashreq Media LLC).

Financing Activities

Net cash used in financing activities was RMB0.1 million for the year ended December 31, 2025, consisted of RMB0.1 million advance to a related party.

Net cash used in financing activities was RMB0.1 million for the year ended December 31, 2024, primarily consisted of payment of RMB0.7 million for treasure stocks, partially offset by RMB0.4 million proceeds from related parties and RMB0.2 million contribution from non-controlling shareholders.

Net cash used in financing activities was RMB5.2 million for the year ended December 31, 2023, primarily consisted of payment of RMB2.7 million for treasure stocks and RMB10.0 million for bank loan, partially offset by RMB5.0 million proceed from bank loan and RMB1.8 million contributed from non-controlling shareholders.

Capital Expenditures.

For the years ended December 31, 2023, 2024 and 2025, the Company’s capital expenditure amounted to RMB0.5 million, RMB1.0 million and RMB0.8 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

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

In preparing the consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. The following critical accounting estimate was identified in the year ended December 31, 2025:

Impairment of good will and intangible assets

During the fourth quarter of 2025, as a part of its annual impairment assessment, the Company assessed its internal forecast along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting unit, including the significance of the amount, if any, of excess carrying value over fair value, consistency of the Company’s current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of the Company’s strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in the evaluation of goodwill impairment indicators including but not limited to regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025, the Company determined it appropriate to perform the quantitative assessment of the Company as of December 31, 2025.

The quantitative impairment test involves the use of significant estimates and assumptions to evaluate the impact of operational and economic changes on each reporting unit. The Company estimate the fair value using the income valuation approach with assistance of third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. This analysis requires significant estimates and judgments, including (i) the estimation of future revenue, projected gross profit margins, projected operating costs, projected operating income margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; and (ii) determination of the risk-adjusted discount rates. The weighted average cost of capital used in the Company’s impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and was estimated at 27% and management’s forecasted revenue growth rate was nil. As a result of goodwill impairment test, the Group recorded a full impairment of RMB186.2 million (US$26.6 million) on goodwill for the year ended December 31, 2025.

During annual impairment test performed in the fourth quarter of 2025, the Company identified several triggering events indicating that the carrying value of its intangible assets may exceed their fair value. These indicators included regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025. The Company performed a quantitative assessment as of December 31, 2025, using an income approach. The income approach utilized a discounted cash flow model based on the assumptions including management’s best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group with assistance of a third-party valuation firm. The weighted average cost of capital used in the Company’s impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and was estimated at 27% and management’s forecasted revenue growth rate was nil. Based on this analysis, the Company determined that the carrying values of its intangible assets were no longer recoverable. As a result of the fair value test, the Group recorded a full impairment of RMB398.8 million on intangible assets for the year ended December 31, 2025.

The Company bases fair value estimates on assumptions the Company believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Provision for credit losses:

The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. The Company performs ongoing credit evaluations of the debtors, and assesses allowance for credit loss on a portfolio basis. When specific debtors are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivable is written off when there is no reasonable expectation of recovery. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. Given the regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly increasing credit risk of our debtors in the livestreaming industry, we provided additional allowance for credit loss for debtors with high risk and delinquent accounts. As a result, our provision for credit loss was RMB127.3 million for the year ended December 31, 2025, significantly increased from RMB30.6 million for the year ended December 31, 2024. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The Company will continue to periodically review the allowance and make necessary adjustments accordingly.

Impairment of long term investments

The Company evaluates these investments for other-than-temporary impairment by considering factors including current economic and market conditions, the operating performance of the investees, including earnings trends and cash flow expectations, and other entity-specific information and observable price changes in orderly transactions for the identical or similar investment of the same investee. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. These judgments are inherently subjective and may be affected by assumptions regarding the investee’s financial performance, future cash flows, and overall market conditions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. For the years ended December 31, 2023, 2024, and 2025, the Company recognized impairment on long term investments in the amount of approximately RMB11.8 million, RMB10.4 million and nil, respectively.

A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our consolidated financial statements included elsewhere in this filing.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information of our senior management and directors, and their ages as of the date of this report.

Names	Age	Position
Xiaowu He	50	Director, Chief Executive Officer, and Chairman of the Board
Bo Wan	50	Director, Chief Operating Officer
Denny Tang	56	Chief Financial Officer
Yongsheng Liu	56	Director, Vice Chairman of the Board
Hucheng Zhou	45	Independent Director
Huifeng Chang	60	Independent Director
Jian Sun	44	Independent Director
Jun Lu	49	Independent Director

Xiaowu He. Mr. He has been our Chief Executive Officer, Director and Chairman of the Board since May 2020. He is one of the three co-founders of Scienjoy Inc. and has served as the chief executive officer of Scienjoy Inc. since October 2011. Mr. He has been mainly responsible for Scienjoy’s overall business, including business strategies, company operations and financings. Mr. He has also been the 100% shareholder and director of Enmoli Inc. since December 2018 and the 100% shareholder and director of Heshine Holdings Limited since January 2019. Prior to founding Scienjoy Inc. in 2011, between 2008 and 2011, Mr. He served as the East Asia Regional Director of Business Development of Tyco International, a Fortune 500 Company, where he was responsible for commercial cooperation and development of the entire Sensormatic product line in East Asia. From 2006 to 2007, Mr. He worked at NCR/Teradata Toronto, Canada and provided technical and customer support for its DCM program. From 2004 to 2006, Mr. He was a manager at M&L Export and Import Company in Toronto, Canada. Prior to working in Canada, Mr. He worked in Fujian, China, and assumed various positions in UTStarcom, Shida System Integration Company, and Fujian Posts and Telecommunications. Mr. He received his MBA degree from the University of New Brunswick and his Doctor degree in business administration from EU Business School in 2024. We believe that Mr. He’s qualifications to sit on the board include his deep understanding of our business model and strong leadership in the capacity of an executive and a director, along with his expertise in strategic planning, corporate financing and business development, and extensive experience in the information technology industry.

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

Hucheng Zhou. Mr. Zhou has served as an Independent Director of our Board since August 2021. Mr. Zhou has extensive experience in board governance. From November 2025, Mr. Zhou serves as the Vice Chairman of Guangzhou Jineng Solid-State Battery Co., Ltd. Previously, Mr. Zhou served as an independent director of Soling Co Ltd. from December 2019 until December 2022 where the supervised the operation of Soling Co Ltd. on behalf of small and medium-sized shareholders, was responsible for convening the nomination committee and the strategic committee, and participated in the supervision of Soling Co Ltd.’s strategic remuneration and audit-related business. Mr. Zhou has also served as the vice president, deputy secretary general, and senior researcher at the Charhar Institute since April 2018. Moreover, from July 2025, Mr. Zhou was appointed as the Vice President and Director of the Expert Committee of the South East Asia and South Asia Sub Region of Western Returned Scholars Association. In addition, Mr. Zhou has served as the vice president of Guangdong Health China Society since March 2021, the vice president of Southeast and South Asia Branch of Europe-America Alumni Club since January 2020, the vice president of Guangdong Alumni Association of Nanyang Technological University since November 2018, the executive director of China Association for International Public Relations since May 2017, and a visiting professor at Visiting Professor of Seoul Communication University in Korea since March 2017. From March 2017 to April 2018, Mr. Zhou served as the executive director and executive vice president of Royal China International Holdings Limited. From December 2015 to March 2017, Mr. Zhou served as the press spokesperson of LeTV Holding Group. From February 2012 to November 2015, Mr. Zhou served as the deputy director of the Theory and Commentary Department of Nanfang Daily. Mr. Zhou obtained his Master of Public Administration from Nanyang Technological University in Singapore in 2014 and his Bachelor of Arts degree from Huazhong University of Science and Technology in Hubei, China in 2004.

Huifeng Chang. Dr. Chang has served as an Independent Director of our Board since May 2020. He has extensive experience in business supervision and management. Since 2024, Dr. Chang has served as Chief Strategy Officer at Canadian Solar Inc. From 2016-2024, he was Chief Financial Officer at Canadian Solar overseeing a finance/accounting/tax/auditing staff of 200 employees. From 2010 to 2015, Dr. Chang was the head of trading at CICC’s Equity Trading department in New York. From 2008 to 2010, Dr. Chang was the CEO at CSOP Asset Management based in Hong Kong. From 2000 to 2008, Dr. Chang was a Vice President at Citigroup Global Capital Markets. Before that, he worked as a risk modeler at Kamakura Corporation in Honolulu. From 1995 to 1999, he served as a marketing manager at Philip Services Corporation in Honolulu. Dr. Chang graduated from Nanjing Agricultural University with a Bachelor of Science in Soil Science and Agrochemistry and from the Chinese Academy of Science with a Master of Science in Soil Physics. He earned his Ph.D. in Soil Physics in 1991 and MBA in 1995 from the University of Hawaii. We believe Dr. Chang is qualified to serve as an independent director because he is experienced in company management and business development.

Jian Sun. Mr. Sun has served as an Independent Director of our Board since May 2020. He has extensive experience in the accounting field, both in academia and in practice. Mr. Sun is a Certified Public Accountant and has published articles in the field of accounting, business finance, and corporate governance. He has been serving as an independent director at MGI Tech Co. Ltd, a company focusing on life science and biotechnology, since 2023, at China Resources Sanjiu Medical & Pharmaceutical Co., Ltd, a pharmaceutical company, since 2023, and at Innovita Biological Technology Co., Ltd, a biopharmaceutical company, since 2020. He served as an independent director at Beijing CTID Industry Operation & Management Co., Ltd., a company focusing on operation, management, and services of industrial parks, from 2022 to 2023. From September 2016 until October 2025, Mr. Sun was a professor in the School of Accountancy at Central University of Finance and Economics in China (the “CUFE”) and also served as its Vice Dean at CUFE in the same period. From 2009 to 2017, Mr. Sun taught at the CUFE, first as an assistant professor and then as an associate professor. From 2017 to 2023, he has served as an independent director at Founder Financing Services Company Limited and at Huadian Energy Company Limited from 2017 to 2020. From 2015 to 2019, he served as an independent director at Panda Financial Company Limited. He also holds part-time academic positions at the Accounting Information Committee of Accounting Society of China and Accounting Information Standardization Committee of the China Ministry of Finance. Mr. Sun earned his bachelor’s degree and master’s degree in accounting from Southeast University’s Economic and Management School in 2003 and 2006, respectively. He obtained his Ph.D. in accounting from Renmin University in 2009. From 2015 to 2016, he was a visiting scholar at Eli Broad Business School, Michigan State University. We believe Mr. Sun is qualified to serve as an independent director because he has a deep understanding of accounting and has also served as an independent director at various companies before.

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

Voting Agreement

Upon the closing the Business Combination, we, Oriental Holdings Limited (the “Sponsor”), Lavacano and WBY entered into a six-year Voting Agreement, which, among others, provides (i) Lavacano and WBY have the right to designate (A) 2 directors before the third anniversary of the closing date and 3 directors thereafter and (B) 3 independent directors throughout the six-year term, and (ii) Sponsor has the right to designate (A) 1 director until the third anniversary of the closing date and (B) 1 independent director throughout the six-year term. The parties to the Voting Agreement agreed to vote in favor of election of the foregoing designees. For additional information about such arrangement, please see “Item 7. Major Shareholders and Related Party Transaction-B. Related Party Transactions.”

B.	Compensation of Directors and Executive Officers

Executive Officers Compensation for the Last Full Financial Year

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB 5.2 million (US$0.7 million) in cash to our directors and executive officers, and we paid an aggregate of RMB 0.8 million cash compensation to certain of our non-executive directors. For share incentive grants to our directors and executive officers, see “-Equity Incentive Plan.”

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, which was further amended by our board of directors on July 19, 2025, for the purpose of providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of Class A ordinary shares up to an aggregate amount equal to 6,000,000 shares, effective as of July 19, 2025 and would increase, commencing on January 1, 2026, and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i) 3% of the Class A ordinary shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A ordinary shares as determined by our board of directors or a committee appointed to administer the 2021 Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. In 2023, 2024 and 2025, the Company repurchased 119,725, 134,333 and nil shares respectively. As of the date of this annual report, a total of 3,111,149 restricted share units has been granted under the 2021 Plan.

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

We had 303 employees as of December 31, 2025, of which 256 employees were based in China, 5 employees were based in the Republic of Korea and 42 employees were located in the United Arab Emirates. The following table sets forth a breakdown of our employees by function as of December 31, 2025 and as of December 31, 2024.

	As of December 31, 2025		As of December 31, 2024
	Number	%	Number	%
Functions:
General Operations	92	30.4%	78	27.9%
Research and Development	112	37%	106	37.9%
Sales and Marketing	14	4.6%	11	3.9%
Legal and Internal Audit	4	1.2%	5	1.7%
General Administration	42	13.9%	47	16.8%
Product	39	12.9%	33	11.8%
Total number of employees	303	100%	280	100%

E.	Share Ownership

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

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

The percentages in the table are based on 39,537,710 shares of Class A Ordinary Shares and 2,925,058 shares of Class B Ordinary Shares outstanding as of March 27, 2026.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power
	Number	Number	Number	%	%
Director and Executive Officers: (1)
Xiaowu He (2)	5,032,208	2,925,058	7,957,266	18.74%	49.84%
Bo Wan (3)	1,968,308	-	1,968,308	4.64%	2.86%
Yongsheng Liu	*	-	*	*	*
Hucheng Zhou	*	-	*	*	*
Huifeng Chang	*	-	*	*	*
Jian Sun	*	-	*	*	*
Jun Lu	*	-	*	*	*
Denny Tang	-	-	-	-	-
All Directors and Executive Officers as a Group (8 individuals)	7,289,016	2,925,058	10,214,074	24.05%	53.12%
Principal Shareholders:
Wolter Global Investment Limited (4)	4,661,476	-	4,661,476	10.98%	6.78%
WBY Entertainment Holdings Ltd. (3) (5)**	1,968,308	-	1,968,308	4.64%	2.86%
Heshine Holdings Limited (2)**	5,032,208	2,925,058	7,957,266	18.74%	49.84%
Tongfang Stable Fund (6)**	12,113,334	-	12,113,334	28.53%	17.61%

*	Less than 1%

**	The share numbers of each of these shareholders are based on the most recent Schedule 13D filed by such shareholder.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation RM1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St., Yuhang District, Hangzhou, Zhejiang Province, P.R. China.

(2)	Mr. Xiaowu He owns 100% equity interest in Heshine Holdings Limited. He has the sole voting and dispositive power over the securities held by Heshine Holdings Limited.

(3)	Mr. Bo Wan has sole voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(4)	Mr. Junpeng Guo owns 100% equity interest in Wolter Global Investment Limited. The address of Wolter Global Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island.

(5)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Viva Plan Limited owns 100% equity interest in Tongfang Stable Fund. The address of Tongfang Stable Fund is. Unit 2301, 23/F, 308 Central Des Voeux 308 Des Voeux Road Central, Sheung Wan, HK

As of March 27, 2026, 23,038,876 of our Class A Ordinary Shares are held by record holders in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Directors, Senior Management and Employees-Share Ownership.”

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties that occurred since the beginning of the last fiscal year up to the date of this annual report.

The principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Beijing Junwei Technology Co., Ltd.	Controlling shareholder of QY
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

Purchases from related parties

For the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

		For the years ended December 31,
		2023	2024	2025	2025
(All amounts in thousands)		RMB	RMB	RMB	US$
Sixiang Zhuohong Private Equity LP	Sold 11.5385% equity interest of Banyou to the Company	37,500	-	-	-
Sixiang Zhuohong Private Equity LP	Acquired 6% of Hangzhou Zhan Ge’s shares through Sixiang Zhuohong	-	13,500	-	-

Balances with related parties

As of December 31, 2024 and 2025, the amounts due from/to related parties are as follows:

	2024	2025	2025
(All amounts in thousands)	RMB	RMB	US$
Amount due from related parties
Beijing Junwei Technology Co., Ltd. (i)	-	100	14
Total	-	100	14

(1)	represents the business advance payments made to Beijing Junwei Technology Co., Ltd. for administration and registration service.

Related Party Policy

Our Code of Ethics, requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

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

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information-D. Risk Factors-Risk Factors Relating to Our Business and Industry-We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” and “Item 3. Key Information-D. Risk Factors-Risk Factors Relating to Our Business and Industry-We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

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

See “-C. Markets.”

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

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of Class A ordinary shares, 2,925,058 Class B ordinary shares and 50,000,000 Class A preferred shares, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time As of March 27, 2025, 39,537,710 Class A ordinary shares and 2,925,058 shares of Class B ordinary shares are issued and outstanding.

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

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “-Compulsory Acquisition” below. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

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

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption and to be paid the fair value of his shares, as described under “-Shareholders’ Rights under British Virgin Islands Law Generally” below.

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

Anti-Money Laundering - British Virgin Islands

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, and such excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Class A Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2024 and 2025, RMB242,359 and RMB301,095, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16.B. CODE OF ETHICS

On May 12, 2020, our Board adopted (a) an Amended and Restated Code of Conduct and Ethics (the “Ethics Code”), which amended and restated our then existing code of conduct and ethics (the “Previous Code”) in its entirety and applies to all officers, directors, and employees of us and our subsidiaries, and (b) an Insider Trading Policy (the “Policy”).

The Previous Code was refreshed and updated in connection with the Business Combination to conform the Ethics Code to reflect current best practices and enhance the personnel’s understanding of our standards of ethical business practices, promote awareness of ethical issues that may be encountered in carrying out an employee’s or director’s responsibilities, and improve its clarity as to how to address ethical issues that may arise. The updates include clarifications and enhancements to the purposes of the Ethics Code, compliance with law matters, policies regarding maintenance of our corporate records, and compliance standards and procedures of the Ethics Code. The adoption of the Ethics Code did not relate to or result in any waiver, whether explicit or implicit, of any provision of the Previous Code.

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

For the Year Ended December 31, 2025
Audit Fees (1)	477,750
Audit-related Fees (2)	8,000
Total	485,750

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

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

Not Applicable

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

Controlled Company

We are “controlled company’’ as defined under the Nasdaq Stock Market Rules as a result of our directors and officers and their affiliated entity, Heshine, controlling more than 50% of our voting rights. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of Scienjoy Holding Corporation, as adopted by a special resolution on November 8, 2021 (incorporated by reference to Annex A to the Current Report on Form 6-K filed with the Securities & Exchange Commission on October 7, 2021).
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 29, 2021).
2.2	Description of Securities (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
4.1	Share Exchange Agreement dated October 28, 2019 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on November 01, 2019).
4.2	Form of Unit Purchase Option between the Registrant and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.3	Letter Agreements by and between the Registrant and each of the initial shareholders, officers and directors of the Registrant (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.4	Stock Escrow Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.5	Registration Rights Agreement, dated February 5, 2019, among the Registrant, Continental Stock Transfer & Trust Company, LLC and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.6	Form of Subscription Agreement among the Registrant, the Initial Shareholders and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on December 21, 2018)
4.7	Investment Management Trust Account Agreement, dated February 5, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 11, 2019).
4.8	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.9	Employment Agreement between Beijing Sixiang Shiguang Technology Co., Ltd and Xiaowu He, dated May 1, 2019 (English Translation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.10	Employment Agreement between Hongren (Zhejiang) Culture Technology Co., Ltd. and Bo Wan, dated April 1, 2024 (English Translation) (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).

4.11	Employment Agreement between Beijing Le Hai Technology Co. Ltd. and Bentong Deng. (Denny Tang), dated April 1, 2024 (English Translation). (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
4.12	Loan Agreement between Zhihui Qiyuan (Beijing) Technology Co., Ltd. and Changxiang Infinite (Beijing) Technology Co. Ltd., dated April 2, 2020 (English Translation) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.13	Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.14	The Supplement Agreement of Exclusive Option Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.15	Power of Attorney Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd., and Xiaoke Yin, dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.16	Share Pledge Agreement among Sixiang Wuxian (Beijing) Technology Co., Ltd., Xiaoke Yin, Beijing Junwei Technology Co., Ltd., and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.17	Exclusive Business Cooperation Agreements between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated January 29, 2019 (English Translation) (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.18	The Supplement Agreement of Exclusive Business Cooperation Agreement between Sixiang Wuxian (Beijing) Technology Co., Ltd. and Zhihui Qiyuan (Beijing) Technology Co., Ltd., dated August 30, 2019 (English Translation) (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.19	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.20	Registration Rights Agreement among Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.21	Escrow Agreement among Loeb & Loeb LLP, Wealthbridge Acquisition Limited, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.22	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and Lavacano Holdings Limited, dated May 7, 2020 (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.23	Resale Lock-up Agreement between Wealthbridge Acquisition Limited and WBY Entertainment Holdings Ltd., dated May 7, 2020 (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.24	Voting Agreement among Wealthbridge Acquisition Limited, Oriental Holdings Limited, Lavacano Holdings Limited, WBY Entertainment Holdings Ltd. and Yongsheng Liu, dated May 7, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).
4.25	Equity Acquisition Framework Agreement (English Translation), dated August 10, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.26	Resale Lock-up Agreement with Cosmic Soar Limited, dated September 10, 2020 (incorporated by reference to Exhibit 10.20 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.27	Share Transfer Agreement between Cosmic Soar Limited and Scienjoy Inc., dated August 10, 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).
4.28	Equity Interest Transfer Agreement between Tianjin Guangju Dingsheng Technology Co., Ltd. and Zhihui Qiyuan Technology Co., Ltd., dated August 10, 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement Amendment on Form F-1 filed with the SEC on October 16, 2020).

4.29	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.30	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.31	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on February 23, 2021).
4.32	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 28, 2021).
4.33	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.34	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.35	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.36	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.37	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.38	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation. 99.8 Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation. (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed with the SEC on December 29, 2021).
4.39	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.40	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.41	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.42	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.43	Exclusive Business Cooperation Agreement by and between Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022. (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed with the SEC on June 17, 2022).
4.44*	Share Transfer Agreement between Dan Liu and SCENOVO Pte. LTD dated February 18, 2025
4.45*	Capital Increase Agreement between SH Entertainment Co., Ltd, Han Shuyong and SCENOVO Pte. Ltd., dated July 1, 2025
8.1*	Subsidiaries of the Registrant
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on April 22, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Beijing Feng Yu Law Firm
97.1	Policy Related to Recovery of Erroneously Awarded Compensation, adopted November 29, 2023 (incorporated by reference to Exhibit 97 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
99.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
99.2	Amended and Restated Compensation Committee Charter (incorporated by reference to Exhibit 99.2 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: April 23, 2026

SCIENJOY HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Scienjoy Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scienjoy Holding Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which it relates.

Evaluation of impairment assessment of intangible assets and goodwill

Description of the Matter

As discussed in Note 2(k) and Note 8 to the financial statements, the Company has $432.0 million and $182.6 million of intangible assets and goodwill, respectively. During 2025, management performed a quantitative impairment assessment by estimating the fair value using the income valuation approach, with the assistance of a third-party valuation firm. The fair value estimates were based on a discounted cash flow model that required management to make significant assumptions, including forecasted revenues, earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins, terminal growth rate, and discount rate. These assumptions are sensitive to change and were affected by the reporting unit’s historical performance relative to projections, as well as expected future market and economic conditions.

We identified the evaluation of the impairment assessment of intangible assets and goodwill of the Company as a critical audit matter because evaluating the significant assumptions used by management involved a high degree of auditor judgment and effort.

How We Addressed the Matter in Our Audit

These procedures included, among others:

(i)	evaluated management’s process for developing the fair value estimates of the intangible assets and goodwill;

(ii)	assessed the appropriateness of the valuation methodologies applied by management;

(iii)	tested the completeness and accuracy of underlying data used in the valuation model; and

(iv)	evaluated the reasonableness of the significant assumptions used by management related to forecasted revenues, EBITDA margins, terminal growth rate, and discount rate used in the valuation model, by comparing them to historical results, third-party economic data research, and industry performance.

(v)	tested the mathematical accuracy of the discounted cash flow model.

Evaluation of impairment assessment of long term investments

Description of the Matter

As discussed in Note 9 to the financial statements, the Company has $271.3 million of long term investments. The Company evaluates these investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing this assessment, management is required to make significant judgment in considering the qualitative and quantitative factors, including current economic and market conditions, the operating performance of the investees, including earnings trends and cash flow expectations, and other entity-specific information.

We identified the evaluation of impairment assessment of long term investments as a critical audit matter because the assessment involves a high degree of auditor judgment in (i) identifying whether events or changes in circumstances indicate potential impairment, and (ii) evaluating whether any decline in value is other-than-temporary. These judgments are inherently subjective and may be affected by assumptions regarding the investee’s financial performance, future cash flows, and overall market conditions.

How We Addressed the Matter in Our Audit

These procedures included, among others:

(i)	evaluated management’s process for impairment assessment on long term investments, including the identification and consideration of impairment indicators and the evaluation of whether any decline in value is other-than-temporary.

(ii)	performed independent assessment to assess whether additional impairment conditions existed that were not identified by management by reviewing and corroborating the financial condition, operating performance of the investees and other relevant available information.

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

April 23, 2026

SCIENJOY HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	252,540	307,650	43,993
Accounts receivable, net	226,060	43,290	6,190
Due from a related party	-	100	14
Investment in marketable security	37,629	8,561	1,224
Prepaid expenses and other current assets	28,415	23,607	3,376
Total current assets	544,644	383,208	54,797

Non-current assets
Property and equipment, net	1,981	2,244	321
Intangible assets, net	405,256	-	-
Goodwill	182,661	-	-
Long term investments	257,387	271,261	38,790
Long term deposits and other assets	906	1,741	249
Right-of-use assets-operating lease	4,845	14,695	2,101
Deferred tax assets	7,505	37,288	5,332
Total non-current assets	860,541	327,229	46,793
TOTAL ASSETS	1,405,185	710,437	101,590

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	36,015	16,665	2,381
Deferred revenue	80,186	50,464	7,216
Accrued salary and employee benefits	22,346	15,184	2,171
Income tax payable	11,284	10,899	1,559
Lease liabilities-operating lease -current	4,098	3,641	521
Accrued expenses and other current liabilities	6,840	9,728	1,391
Total current liabilities	160,769	106,581	15,239

Non-current liabilities
Deferred tax liabilities	58,400	-	-
Lease liabilities-operating lease -non-current	700	10,399	1,487
Total non-current liabilities	59,100	10,399	1,487
TOTAL LIABILITIES	219,869	116,980	16,726

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively; 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2025, respectively.
Class A ordinary shares	444,162	451,666	64,588
Class B ordinary shares	23,896	23,896	3,417
Shares to be issued	20,817	20,817	2,977
Treasury stocks	(19,952)	(19,952)	(2,853)
Statutory reserves	50,705	34,091	4,875
Retained earnings	662,499	92,024	13,159
Accumulated other comprehensive income	16,967	12,867	1,840
Total shareholders’ equity	1,199,094	615,409	88,003
Non-controlling interests	(13,778)	(21,952)	(3,139)
Total equity	1,185,316	593,457	84,864
TOTAL LIABILITIES AND EQUITY	1,405,185	710,437	101,590

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,420,258	1,317,601	1,187,033	169,743
Live streaming - time based virtual item revenue	25,004	24,935	16,951	2,424
Technical services and others	19,609	20,848	37,637	5,382
Total revenue	1,464,871	1,363,384	1,241,621	177,549
Cost of revenues	(1,272,145)	(1,117,942)	(1,014,455)	(145,065)
Gross profit	192,726	245,442	227,166	32,484
Sales and marketing expenses	(1,355)	(7,049)	(6,357)	(909)
General and administrative expenses	(75,582)	(76,629)	(88,977)	(12,724)
Research and development expenses	(75,116)	(90,461)	(83,426)	(11,930)
Provision for credit losses	(17,865)	(30,584)	(127,290)	(18,202)
Income (loss) from operations	22,808	40,719	(78,884)	(11,281)
Change in fair value of contingent consideration	(5,624)	-	-	-
Change in fair value of warrant liabilities	170	-	-	-
Change in fair value of investment in marketable security	(9,023)	6,103	(29,067)	(4,157)
Impairment for goodwill	-	-	(186,170)	(26,622)
Impairment for intangible assets	-	-	(398,835)	(57,033)
Investments income (loss)	(31,328)	(5,742)	8,712	1,246
Impairment of long-term investments	(11,800)	(10,425)	-	-
Interest income, net	2,739	3,211	1,712	245
Other income, net	7,449	1,609	8,732	1,249
Foreign exchange (loss) gain, net	(1,887)	3,805	(1,569)	(224)
(Loss) income before income taxes	(26,496)	39,280	(675,369)	(96,577)
Income tax (expense) benefit	(8,480)	(12,597)	80,369	11,493
Net (loss) income	(34,976)	26,683	(595,000)	(85,084)
Less: net loss attributable to noncontrolling interest	(4,188)	(13,002)	(7,911)	(1,131)
Net (loss) income attributable to the Company’s shareholders	(30,788)	39,685	(587,089)	(83,953)

Other comprehensive income (loss):
Other comprehensive loss - foreign currency translation adjustment	(105)	(998)	(3,494)	(500)
Comprehensive (loss) income	(35,081)	25,685	(598,494)	(85,584)
Less: comprehensive loss attributable to non-controlling interests	(4,188)	(13,002)	(7,305)	(1,045)
Comprehensive (loss) income attributable to the Company’s shareholders	(30,893)	38,687	(591,189)	(84,539)

Weighted average number of shares
Basic	40,649,414	41,367,946	41,776,414	41,776,414
Diluted	40,649,414	41,564,237	41,776,414	41,776,414

(Loss) earnings per share
Basic	(0.76)	0.96	(14.05)	(2.01)
Diluted	(0.76)	0.95	(14.05)	(2.01)

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Treasury stocks		Shares to be	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total’
	Shares	Amount	Shares	Amount	issued	reserves	earnings	income	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	39,609,726	420,776	(794,120)	(16,482)	33,923	39,208	665,099	18,070	1,892	1,162,486
Issuance of shares for achievement of earnout target	995,118	13,106	-	-	(13,106)	-	-	-	-	-
Share-based compensation	434,093	13,637	-	-	-	-	-	-	-	13,637
Shares to be issued for achievement of earnout target	-	-	-	-	9,960	-	-	-	-	9,960
Acquisition of SJ Verse Global Media LLC	-	-	-	-	-	-	-	-	(288)	(288)
Capital contribution by non-controlling shareholders	-	-	-	-	-	-	-	-	1,751	1,751
Treasury stocks	-	-	(119,725)	(2,734)	-	-	-	-	-	(2,734)
Appropriation to statutory reserves	-	-	-	-	-	5,490	(5,490)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(105)	(4)	(109)
Net loss	-	-	-	-	-	-	(30,788)	-	(4,188)	(34,976)
Balance as of December 31, 2023	41,038,937	447,519	(913,845)	(19,216)	30,777	44,698	628,821	17,965	(837)	1,149,727
Issuance of shares for achievement of earnout target	403,089	9,960	-	-	(9,960)	-	-	-	-	-
Share-based compensation	405,758	10,579	-	-	-	-	-	-	-	10,579
Capital contribution by non-controlling shareholders	-	-	-	-	-	-	-	-	245	245
Treasury stocks	-	-	(134,333)	(736)	-	-	-	-	-	(736)
Appropriation to statutory reserves	-	-	-	-	-	6,007	(6,007)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(998)	(184)	(1,182)
Net income (loss)	-	-	-	-	-	-	39,685	-	(13,002)	26,683
Balance as of December 31, 2024	41,847,784	468,058	(1,048,178)	(19,952)	20,817	50,705	662,499	16,967	(13,778)	1,185,316
Share-based compensation	614,984	7,504	-	-	-	-	-	-	-	7,504
Net loss	-	-	-	-	-	-	(587,089)	-	(7,911)	(595,000)
Reallocation and appropriation of statutory reserve	-		-	-	-	(16,614)	16,614	-	-	-
Non-controlling shareholder from acquisitions	-	-	-	-	-	-	-	-	(869)	(869)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(4,100)	606	(3,494)
Balance as of December 31, 2025	42,462,768	475,562	(1,048,178)	(19,952)	20,817	34,091	92,024	12,867	(21,952)	593,457
Balance as of December 31, 2025(US$)	42,462,768	68,005	(1,048,178)	(2,853)	2,977	4,875	13,159	1,840	(3,139)	84,864

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income	(34,976)	26,683	(595,000)	(85,084)

Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of property and equipment	1,237	1,127	1,198	171
Amortization of intangible assets	6,964	6,969	6,455	923
Loss from disposal of property and equipment	5	2	-	-
Provision for credit losses	17,865	30,584	127,290	18,202
Deferred tax benefit	(4,460)	(1,545)	(88,214)	(12,615)
Change in fair value of contingent consideration	5,624	-	-	-
Change in fair value of warrant liabilities	(170)	-	-	-
Change in fair value of investment in marketable security	9,023	(6,103)	29,067	4,157
Impairment for goodwill	-	-	186,170	26,622
Impairment for intangible assets	-	-	398,835	57,033
Investments loss (income)	31,328	5,742	(8,712)	(1,246)
Impairment of long-term investments	11,800	10,425	-	-
Share-based compensation	13,637	10,579	7,504	1,073
Amortization of right-of-use assets-operating lease	7,052	7,312	6,592	943
Changes in operating assets and liabilities
Accounts receivable	54,148	34,335	55,480	7,934
Prepaid expense and other current assets	20,284	20,239	6,150	879
Long term deposits and other assets	227	(180)	125	18
Accounts payable	(43,065)	(37,171)	(19,348)	(2,767)
Deferred revenue	4,203	(17,400)	(29,722)	(4,250)
Accrued salary and employee benefits	2,335	7,583	(7,330)	(1,048)
Lease liabilities-operating lease	(7,175)	(7,974)	(7,200)	(1,030)
Income tax payable	(526)	(1,720)	(386)	(55)
Accrued expenses and other current liabilities	7,334	(20,771)	1,562	223
Net cash provided by operating activities	102,694	68,716	70,516	10,083

Cash flows from investing activities
Cash acquired from acquisitions	212	-	1,787	256
Payment for acquisition	(3,546)	-	(1,224)	(175)
Proceeds from long term investments	521	444	150,206	21,479
Payment for long term investments	(63,884)	(19,500)	(156,000)	(22,308)
Purchase of property and equipment and intangible assets	(493)	(988)	(837)	(120)
Net cash used in investing activities	(67,190)	(20,044)	(6,068)	(868)

Cash flows from financing activities
Capital contribution by non-controlling shareholders	1,751	245	-	-
Proceeds from (advance to) related parties	760	355	(100)	(14)
Proceeds from bank loan	5,000	-	-	-
Repayment of bank loan	(10,000)	-	-	-
Share repurchase	(2,734)	(736)	-	-
Net cash used in financing activities	(5,223)	(136)	(100)	(14)

Effect of foreign exchange rate changes on cash	(108)	(1,461)	(9,238)	(1,321)
Net increase in cash and cash equivalents	30,173	47,075	55,110	7,880
Cash and cash equivalents at beginning of the year	175,292	205,465	252,540	36,113
Cash and cash equivalents at end of the year	205,465	252,540	307,650	43,993

Supplemental disclosures of cash flow information:
Income taxes paid	13,447	15,842	8,231	1,177

Supplemental non-cash investing and financing information:
Issuance of Class A ordinary shares for achievement of earnout target	13,106	9,960	-	-
Shares to be issued for achievement of earnout target	9,960	-	-	-
Right-of-assets obtained in exchange for operating lease obligations	-	-	16,442	2,351
Non-controlling interests from acquisitions	(288)	-	(869)	(124)

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

(a) Recent developments

On April 1, 2025, the Company acquired 70% equity interest in Star Home Global Media FZ-LL (“Star Home”) for no consideration, Star Home is a Dubai-based multi-channel network (MCN) company.

On April 14, 2025, the Company formed a 51% owned subsidiary Fashionfly Limited, which is engaged in developing multi-channel network business.

On October 1, 2025, the Company acquired 70% equity interest in SH Entertainment Co., Ltd. (“SH Entertainment”, details see Note 4), SH Entertainment is a South Korea-based multi-channel network (MCN) company.

(b) Organization

Subsidiaries and VIEs include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	February 23, 2017	Cayman Islands	100%	Holding Company
Scienjoy Pte. Ltd. (“Scienjoy SG”)	July 25, 2023	Singapore	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited ( “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Scienjoy Verse Tech Ltd. (“Scienjoy Verse”) (a 51% owned subsidiary of Scienjoy SG)	September 18, 2023	Dubai	51%	Holding Company
Scienjoy Meta Technology LLC (“Scienjoy Meta”) (a wholly owned subsidiary of Scienjoy Verse)	October 3, 2023	Dubai	51%	Metaverse business
Scenovo Pte. Ltd. (“Scenovo SG”) (a 51% owned subsidiary of Scienjoy SG)	April 11, 2024	Singapore	51%	Holding Company
SJ Verse Global Media LLC (“SJ Verse”) (a 90% owned subsidiary of Scenovo SG)	May 20, 2020	Dubai	45.9%	Multi-channel network business
Techjoy Pte. Ltd. (“Techjoy SG”) (a 70% owned subsidiary of Scenovo SG)	May 31, 2024	Singapore	35.7%	Multi-channel network business
Fashionfly Limited (a wholly owned subsidiary of Scenovo SG)	April 14, 2025	Hong Kong	51%	Multi-channel network business
Star Home Global Media FZ-LLC (a 70% owned subsidiary of Scenovo SG)	December 05, 2024	Dubai	35.7%	Multi-channel network business
SH Entertainment Co., Ltd. (“SH Entertainment”) (a 70% owned subsidiary of Scenovo SG)	April 18, 2024	South Korea	35.7%	Multi-channel
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Sixiang Yingyue (Shanghai) Technology Co., Ltd. (“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”) (a wholly owned subsidiary of ZH)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) (a wholly owned subsidiary of ZH) (1)	March 2, 2016	The PRC	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd. (“Kashgar Lehong”) (a wholly owned subsidiary of ZH)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui (Hainan) Technology Co., Ltd. (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd. (“WXZJ”) (a wholly owned subsidiary of Scienjoy HK)	April 28, 2022	The PRC	100%	Information technology
Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. (“ZHZJ”) (a wholly owned subsidiary of WXZJ)	January 4, 2022	The PRC	100%	Information technology
VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”) (Controlled through contractual agreements by WXBJ)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”) (a wholly owned subsidiary of QY)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”) (a wholly owned subsidiary of QY)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”) (a wholly owned subsidiary of QY)	June 16, 2015	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd. (“MF”) (a wholly owned subsidiary of QY)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of MF)	September 22, 2016	The PRC	100%	Live streaming platform

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Zhihui QiYuan (Hainan) Investment Co., Ltd. (“QYHN”) (an 80% owned subsidiary of QY and a 20% owned subsidiary of MF) (2)	March 2, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd. (“HYHF”) (a wholly owned subsidiary of SG) (3)	September 29, 2021	The PRC	100%	Live streaming platform
Beijing Weiliantong Technology Co., Ltd. (“WLT”) (a wholly owned subsidiary of QY)	July 28, 2015	The PRC	100%	Live streaming platform
Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd. (“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Hangzhou Sixiang Fengjing Culture Technology Co., Ltd. (“SXFJ”) (a 51% owned subsidiary of QYHN)	May 30, 2024	The PRC	51%	Holding Company
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd. (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd. (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd. (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd. (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd. (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

(1)	Kashgar Times was deregistered on March 17, 2026.
(2)	On March 1, 2025, MF acquired a 20% equity interest in QYHN from QY by contributing RMB5,000 in registered capital to QYHN.
(3)	HYHF was deregistered on July 7, 2025.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

The following tables represent the financial information of the consolidated VIE and its subsidiaries as of December 31, 2024 and 2025 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	196,421	85,216	12,186
Accounts receivable, net	195,202	44,344	6,341
Prepaid expenses and other current assets	7,359	6,192	885
Due from a related party	-	100	14
Amounts due from inter-companies(1)	181,317	23,819	3,406
Total current assets	580,299	159,671	22,832

Non-current assets
Property and equipment, net	1,157	1,129	161
Intangible assets, net	405,084	-	-
Goodwill	172,781	-	-
Deferred tax assets	6,716	31,562	4,513
Long term deposits and other assets	686	635	91
Long term investments	241,227	256,158	36,630
Right of use assets-operating lease	4,845	14,695	2,101
Total non-current assets	832,496	304,179	43,496
TOTAL ASSETS	1,412,795	463,850	66,328

LIABILITIES
Current liabilities
Accounts payable	34,300	19,429	2,776
Deferred revenue	61,891	44,854	6,414
Accrued salary and employee benefits	15,345	11,237	1,607
Income tax payable	11,285	10,899	1,559
Lease liability-operating lease -current	4,098	3,641	521
Accrued expenses and other current liabilities	14,621	18,058	2,582
Amounts due to inter-companies(1)	417,184	192,623	27,545
Total current liabilities	558,724	300,741	43,004

Non-current liabilities
Deferred tax liabilities	58,400	-	-
Lease liabilities-operating lease -non-current	700	10,399	1,487
Total non-current liabilities	59,100	10,399	1,487
TOTAL LIABILITIES	617,824	311,140	44,491

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to other entities within the Group.

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

Summarized below is the information related to the financial performance of the VIEs reported in the Company’s consolidated statements of income for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	1,215,582	1,281,734	1,013,948	144,993
Third party customers	1,215,582	1,276,090	1,013,948	144,993
Inter-companies	-	5,644	-	-
Net income (loss)	(14,991)	71,271	(642,262)	(91,842)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash provided by operating activities	42,562	100,323	(104,573)	(14,954)
Net cash used in investing activities	(42,554)	(19,440)	(6,532)	(934)
Net cash (used in) provided by financing activities	836	216	(100)	(14)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulation of the Securities and Exchange Commission (the “SEC”)

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and its VIE and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to those applied in the Company’s forecasted results of operations and cash flows, which are used in the determination of fair value for goodwill and indefinite-lived intangible asset impairment testing; revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit losses, and impairment of long-term investments.

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

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company performs ongoing credit evaluations of the debtors, and assesses allowance for credit loss on a portfolio basis. When specific debtors are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

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

(k) Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. For the years ended December 31, 2023 and 2024, the Company performed the impairment test and determined that the fair value of goodwill was more than carrying value, therefore the Company did not recognize any impairment loss on goodwill.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment test in 2025

During the fourth quarter of 2025, as part of management’s assessment of it operating plan, the Company updated its internal forecasts to consider the year-to-date operating performance, current operating data and revised expectations based on actuals, current paying user trend, revisions to the timing of the expected effects of the Company’s strategic initiatives and overall related risks, including macroeconomic factors, to achieving our forecasts. As a part of its annual impairment assessment, the Company assessed its internal forecast along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting unit, including the significance of the amount, if any, of excess carrying value over fair value, consistency of the Company’s current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of the Company’s strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in the evaluation of goodwill impairment indicators including but not limited to regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025, the Company determined it appropriate to perform the quantitative assessment of the Company as of December 31, 2025.

The quantitative impairment test involves the use of significant estimates and assumptions to evaluate the impact of operational and economic changes on each reporting unit. The Company estimate the fair value using the income valuation approach with assistance of third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. This analysis requires significant estimates and judgments, including (i) the estimation of future revenue, projected gross profit margins, projected operating costs, projected operating income margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; and (ii) determination of the risk-adjusted discount rates. The weighted average cost of capital used in the Company’s impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and was estimated at 27% and management’s forecasted revenue growth rate was nil. As a result of goodwill impairment test, the Group recorded a full impairment of RMB186,170 (US$26,622) on goodwill for the year ended December 31, 2025. The Company bases fair value estimates on assumptions the Company believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

(l) Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment, operating lease assets and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Recoverability of assets is measured at the asset group level. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the years ended December 31, 2023 and 2024.

During annual impairment test performed in the fourth quarter of 2025, the Company identified several triggering events indicating that the carrying value of its intangible assets may exceed their fair value. These indicators included regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025. The Company performed a quantitative assessment as of December 31, 2025, using an income approach. The income approach utilized a discounted cash flow model based on the assumptions including management’s best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group with assistance of a third-party valuation firm. Based on this analysis, the Company determined that the carrying values of its intangible assets were no longer recoverable. As a result of the fair value test, the Group recorded a full impairment of RMB398,835(US$57,033) on intangible assets for the year ended December 31, 2025.

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

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2025:

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	As of December 31, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	8,561	-	-	8,561

Assets measured at fair value on a nonrecurring basis

In addition to assets that are recorded at fair value on a recurring basis, the impairment tests may subject our reporting unit with goodwill and other intangible assets to nonrecurring fair value measurement.

For the 2025 goodwill impairment test during the last quarter of year ended December 31, 2025, the fair value of the reporting unit was estimated using the income approach. The various inputs to these fair value models are considered Level 3. As a result of the test, goodwill with a carrying value of RMB186,170 was fully impaired and the related impairment charge was recognized on our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2025.

For the 2025 intangible asset impairment test performed during the last quarter of the year ended December 31, 2025, the fair values was estimated utilizing the income approach. The various inputs to this fair value model are considered Level 3. As a result of the test, intangible assets with a carrying value of RMB398,835 was fully impaired and the related impairment charge was recognized on our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31,2025.

For the years ended December 31, 2024 and 2023, there were no goodwill or intangible asset impairment charges recorded.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition (continued)

Technical services and others

The Company generated technical and other revenues from providing multi-channel network (“MCN”) agency service, technical development, advisory and others, which accounts for only approximately 3% or less of revenue for the years ended December 31, 2023, 2024 and 2025. As the amount was immaterial, and short-term in nature, which is usually less than six months, the Company recognizes revenue when service is rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,420,258	1,317,601	1,187,033	169,743
Live streaming - time based virtual item revenue	25,004	24,935	16,951	2,424
Technical services and others	19,609	20,848	37,637	5,382
Total revenue	1,464,871	1,363,384	1,241,621	177,549

As of December 31, 2025, the Company operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Showself	334,186	330,271	319,672	45,712
Lehai	263,517	330,279	288,809	41,299
Haixiu	245,049	271,809	214,460	30,667
Beelive	304,730	212,035	214,066	30,611
Hongle	297,780	198,142	166,977	23,878
Technical services and others	19,609	20,848	37,637	5,382
TOTAL	1,464,871	1,363,384	1,241,621	177,549

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies amounted to RMB6,853, RMB1,588, RMB8,446 (US$1,208) for the years ended December 31, 2023, 2024 and 2025 are recorded as other income.

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

(r) Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized for the years December 31,2023, 2024 and 2025.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB1,350, RMB6,916 and RMB6,163 (US$881) for the years ended December 31, 2023, 2024 and 2025, respectively.

(t) Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance, injury insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB18,181, RMB20,060 and RMB21,358 (US$3,054) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2024 and 2025. As of December 31, 2024 and 2025 the Company did not have any significant unrecognized uncertain tax positions.

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

(y) Earnings (loss) per share

The Company uses the two-class method to calculate basic and diluted earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. Under the two-class method, earnings of the Company are allocated between ordinary stockholders and these participating securities based on the weighted-average number of shares of ordinary shares and participating securities outstanding during the relevant period. Class A ordinary shares and Class B ordinary shares have the same rights in dividend. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares.

Basic EPS is computed by dividing net income attributable to the Company’s ordinary stockholders by the weighted-average number of shares of ordinary shares outstanding during the relevant period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the year ended December 31, 2023, there was 403,089 contractual issuable shares related to Weiliantong Earn-out Target 2023 achieved as of December 31, 2023 and 636,691 contractual issuable shares related to Weiliantong acquisition. 403,089 shares related to Weiliantong Earn-out Target 2023 was issued in the year ended December 31, 2024. For the year ended December 31, 2024, there was 636,691 issuable shares related to Weiliantong acquisition. For the year ended December 31, 2025, there was 636,691 contractual issuable shares related to Weiliantong acquisition.

(z) Non-controlling interests

As of December 31, 2025, non-controlling interests represent 49% non-controlling shareholders’ interests in HCHY, 49% non-controlling shareholders’ interests in SXFJ, 49% non-controlling shareholders’ interests in Scienjoy Verse and its fully owned subsidiary Scienjoy Meta, 10% non-controlling shareholders’ interests in SJ Verse, 49% non-controlling shareholders’ interests in Scenovo SG and its fully owned subsidiary Fashionfly Limited, 30% non-controlling shareholders’ interests in Star Home, 30% non-controlling shareholders’ interests in Techjoy SG and 30% non-controlling shareholders’ interests in SH Entertainment. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company’s long-lived assets are substantially all located in the PRC and majority of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s the chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer. The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment as defined by ASC 280. The Company has concluded that consolidated net income is the measure of segment profitability. The Company does not distinguish between markets or segments for the purpose of internal reporting.

(bb) Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb) Recent accounting pronouncements (continued)

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s periods beginning after December 15, 2025. , and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2024 and 2025, RMB242,359 and RMB301,095(US$43,056), respectively, were deposited with major financial institutions located in the PRC. There is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank, and the bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company adopted Credit Losses (Topic 326) effective January 1, 2023. The Company performs ongoing credit evaluations of its debtors and assesses allowance for credit loss on a portfolio basis. When specific debtors are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. The Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. In estimating expected credit losses, the Company considered the uncertainties associated with regulatory policy changes in the industry and recent and expected market trends. The Company’s exposure to credit losses may increase if its debtors are adversely affected by changes, such as economic pressures or uncertainty associated with local and industry, or other customer-specific factors. Given the regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and increasing credit risk of the Company’s debtors in the livestreaming industry, the Company provided additional allowance for credit loss for debtors with high risk and delinquent accounts by assistance from third party valuation firm. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The Company will continue to periodically review the allowance and make necessary adjustments accordingly.

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

(c) Significant customers

For the year ended December 31, 2023, 2024 and 2025, no customer individually represents greater than 10% of the total revenue.

(d) Significant suppliers

For the year ended December 31, 2023, one vendor accounted for 10.0% of the Company’s total purchases and one vendor accounted for 11.1% of the Company’s accounts payable as of December 31, 2023. For the year ended December 31, 2024, no vendor accounted more than 10.0% of the Company’s total purchases and no vendor accounted for greater than 10% of the Company’s accounts payable as of December 31, 2024. For the year ended December 31, 2025, no vendor accounted more than 10% of the Company’s total purchases and one vendor accounted for 11.5% of the Company’s accounts payable as of December 31, 2025.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION

Acquisition of Star Home

On April 1, 2025, Scenovo SG entered into a share acquisition agreement with a third party to purchase 70% equity in Star Home for a consideration of nil. The transaction was completed on April 1, 2025. Star Home is a Dubai-based multi-channel network (MCN) company. The historical operating results of Star Home were not significant to the Company. The Company believes the Star Home acquisition will help to explore overseas market. The Star Home acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	RMB	US$
Total consideration	-	-

Assets acquired and liabilities assumed:
Cash acquired	28	4
Prepaid expenses and other current assets	662	95
Current liabilities	(1,268)	(181)
Total net assets acquired	(578)	(82)
30% Equity Value with non-controlling interests	-	-
Goodwill	578	82

Acquisition of SH Entertainment

On August 26, 2025, Scenovo SG entered into a share acquisition agreement with a third party to purchase 70% equity in SH Entertainment for a consideration of RMB7,930 (US$1,134) (including a cash consideration of RMB 1,224 and a settlement of RMB 6,706 due from SH Entertainment). The transaction was completed on October 1, 2025. SH Entertainment is a South Korea -based multi-channel network (MCN) company. The historical operating results of SH Entertainment were not significant to the Company. The Company believes the SH Entertainment acquisition will help to explore oversea market. The SH Entertainment acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	RMB	US$
Total consideration	7,930	1,134

Assets acquired and liabilities assumed:
Cash acquired	1,759	252
Prepaid expenses and other current assets	679	97
Property and equipment, net	662	95
Long term deposits and other assets	960	137
Current liabilities	(251)	(36)
Total net assets acquired	3,809	545
30% Equity Value with non-controlling interests	869	124
Goodwill	3,252	465

Pro forma financial information is not presented for this business acquisition as it is immaterial to the reported results.

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth because of the synergy resulting from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	231,742	176,261	25,205
Less: allowance for credit losses	(5,682)	(132,971)	(19,015)
Accounts receivable, net	226,060	43,290	6,190

An analysis of the allowance for credit losses is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance, beginning of year	3,546	5,097	5,682	813
Additions	1,530	584	127,290	18,202
Exchange difference	21	1	(1)	-
Balance, end of year	5,097	5,682	132,971	19,015

The Company’s provision for credit losses amounted to RMB1,530 and RMB584 for the years ended December 31, 2023 and 2024, respectively, and the provision for credit losses increased to RMB127,290 (US$18,202) for the year ended December 31, 2025. In estimating expected credit losses, the Company considered the uncertainties associated with regulatory policy changes in the industry and recent and expected market trends. The Company’s exposure to credit losses may increase if its debtors are adversely affected by changes, such as economic pressures or uncertainty associated with local and industry, or other customer-specific factors. Given the regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and increasing credit risk of debtors in the livestreaming industry, the Company provided additional allowance for credit loss for debtors with high risk and delinquent accounts by assistance from third party valuation firm. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The Company will continue to periodically review the allowance and make necessary adjustments accordingly.

Three unrelated distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively. Four unrelated distributors accounted for 33.2%, 26.5%, 18.3% and 10.3% of the Company’s accounts receivable as of December 31, 2024, respectively. Three unrelated distributors accounted for 42.5%, 25.5% and 19.0% of the Company’s accounts receivable as of December 31, 2025, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets and allowance for credit losses consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
VAT recoverable	15,134	9,740	1,356
Prepaid expense	5,607	4641	698
Investment buyback receivable (1)	30,000	30,000	4,290
Loans receivable (2)	21,700	18,335	2,622
Other receivables	2,309	7,226	1,036
Total	74,750	69,942	10,002
Less: allowance for credit losses	(46,335)	(46,335)	(6,626)
Prepaid expenses and other current assets, net	28,415	23,607	3,376

(1)	The Company invested RMB30,000 in Yieryi for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021, one of the shareholders of Yieryi bought such equity interest back from the Company for RMB30,000. On August 25, 2023, such shareholder and his related party pledged their ownership of 1.3 million ordinary shares of the Company to ensure the recoverability of the receivable balance. On March 22, 2024, such shareholder and his related party further pledged their ownership of 2,969,114 ordinary shares of the Company to ensure the recoverability of the receivable balance. The Company made full allowance of RMB30,000 in the year ended December 31, 2024, due to uncertainty of collectability.

(2)

The balance represents amount lent to several third parties with various interest rate for working capital purpose.

The Company made an allowance of RMB16,335 in the year ended December 31, 2023, due to uncertainly collectability.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (CONTINUED)

An analysis of the allowance for credit losses is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance, beginning of year	-	16,335	46,335	6,626
Additions	16,335	30,000	-	-
Balance, end of year	16,335	46,335	46,335	6,626

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
At cost:
Computer and transmission equipment	9,839	9,753	1,394
Furniture, fixtures and office equipment	2,342	3,075	440
Total	12,181	12,828	1,834
Less: accumulated depreciation	(10,200)	(10,584)	(1,513)
Property and equipment, net	1,981	2,244	321

For the years ended December 31, 2023, 2024 and 2025, depreciation expense was RMB1,237, RMB1,127 and RMB1,198 (US$171), respectively.

The Company reviews its property and equipment for potential impairment whenever events or circumstances indicate that the carrying value of the property and equipment may not be recoverable. The Company performed the impairment analyses for these assets which have an aggregated carrying value of RMB2,244 (US$321) and determined, based on expectations regarding the future use of these assets, that the carrying value of property and equipment are recoverable. As a result, the Company did not recognize any impairment on property and equipment for the year ended December 31, 2025. The Company did not identify any events or conditions that make it more likely than not that an impairment of property and equipment may have occurred for the years ended December 31, 2024 and 2023.

8. INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
At cost:
Trademark	49,924	49,924	7,140
Patent	122	122	17
Copyright	238	271	39
Software	9,993	9,993	1,429
License acquired	371,700	371,700	53,152
Total	431,977	432,010	61,777
Less: accumulated amortization	(26,721)	(33,176)	(4,744)
Impairment	-	(398,834)	(57,033)
Intangible assets, net	405,256	-	-

For the years ended December 31, 2023, 2024 and 2025, amortization expense was RMB6,964, RMB6,969 and RMB 6,455 (US$923), respectively.

During annual impairment test performed in the fourth quarter of 2025, the Company identified several triggering events indicating that the carrying value of its intangible assets may exceed their fair value. These indicators included regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly the significant decrease in paying users and a continuous decline in the Company’s operating income during the second half of 2025. The Company performed a quantitative assessment as of December 31, 2025 using an income approach. The income approach utilized a discounted cash flow model based on the assumptions including management’s best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group with assistance of a third party valuation firm. The weighted average cost of capital used in the Company’s impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and was estimated at 27% and management’s forecasted revenue growth rate was nil. Based on this analysis, the Company determined that the carrying values of its intangible assets were no longer recoverable. As a result of the fair value test, the Group recorded a full impairment of RMB398,835 (US$57,033) on intangible assets for the year ended December 31, 2025.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENTS

	Equity investments accounted for using the equity method(ii)	Equity investments without readily determinable fair value(i)	Total
	RMB	RMB	RMB
Balance as of January 1, 2024	162,430	91,981	254,411
Additions	-	19,500	19,500
Decrease	-	(444)	(444)
Share of loss in equity method investees	(5,742)	-	(5,742)
Impairment	-	(10,425)	(10,425)
Exchange difference	87	-	87
Balance as of December 31, 2024	156,775	100,612	257,387

	Equity investments accounted for using the equity method(ii)	Equity investments without readily determinable fair value(i)	Total	Total
	RMB	RMB	RMB	US$
Balance as of January 1, 2025	156,775	100,612	257,387	36,806
Additions	150,000	6,000	156,000	22,308
Decrease	(149,972)	(234)	(150,206)	(21,479)
Share of gain in equity method investees	8,712	-	8,712	1,246
Exchange difference	(632)	-	(632)	(91)
Balance as of December 31, 2025	164,883	106,378	271,261	38,790

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENTS (CONTINUED)

On December 9, 2022, the Company invested RMB5,000 for 1.12% equity interest in Chengdu Tianfu Yuanhe Jingu Venture Capital Center LP (“Chengdu Tianfu”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. After a series of capital change, the Company’s equity interest in Chengdu Tianfu was changed to 0.9823% as of December 31, 2025. During the year ended December 31, 2025, the Company received principal refund of RMB7.

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

On October 9, 2021, the Company signed an investment agreement to invest up to RMB8,500 into Hainan Jiuhe Huiyuan No.1 Fund Partnership (Limited partnership) (“Hainan Jiuhe”) for its 3.26% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On January 17, 2023 and April 21, 2025, the Company invested RMB3,500 and RMB5,000 in Hainan Jiuhe, respectively. After a series of capital change, the Company’s equity interest in Hainan Jiuhe was change to 5.296% in Hainan Jiuhe. During the year ended December 31, 2025, the Company received principal refund of RMB227.

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

On December 23, 2024, the Company invested RMB2,000 in Shenzhen Leyishang E-commerce Co., Ltd (“Shenzhen Leyishang”) for its 10% equity interest. On June 18, 2025, the Company further invested RMB1,000 in Shenzhen Leyishang for its 2.25% equity interest and after this investment, the Company holds total 12.25% equity interest in Shenzhen Leyishang. The Company does not have significant influence and such investment do not have readily determinable fair values.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. LONG TERM INVESTMENTS (CONTINUED)

(ii)

Equity investments include the following items:

On October 9, 2021, the Company signed an investment agreement to invest up to RMB150,000 into Qingdao LP, which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. The Company recorded shares of (loss) gain of RMB (30,666), RMB (1,169) and RMB 9,356 (US$1,338) for the year ended December 31, 2023, 2024 and 2025, respectively. Qingdao LP entered liquidation and refunded RMB149,972 to the Company for the year ended December 31, 2025.

On September 6, 2023, the Company signed a share purchase agreement to invest up to US$3,000 (RMB21,384) into DVCC TECHNOLOGY L.L.C (“DVCC”) for its 30% equity interest, the investment will be paid in two tranches (a) US$1,000 will be paid in five days after the completion of the corresponding condition is completed; (b)US$2,000 no later than ten days after the completion of the corresponding condition. As a result, the Company considers it has significant influence on this investment based on its voting power. The Company recorded shares of loss of RMB739, RMB4,573 and RMB425 (US$61) for the year ended December 31, 2023, 2024 and 2025, respectively.

On July 8, 2025, the Company signed a share purchase agreement to invest up to RMB150,000 for 83.28% equity interest of Nanjing Haihonghui Venture Capital Investment Fund Partnership (Limited Partnership) (“Nanjing Haihonghui”). For the year ended December 31, 2025, the Company have paid RMB150,000. The Company owns 83.28% equity interest of Nanjing Haihonghui, but the executive general partner is the one who controls daily operation in Nanjing Haihonghui. The Company considers that it has significant influence but not control over Nanjing Haihonghui. The Company recorded shares of loss RMB219 (US$31) for the year ended December 31, 2025.

Other than the disclosed impairment loss, the Company believes there was no material market environment change or impairment indicator for other long-term investments.

10. LONG TERM DEPOSITS AND OTHER ASSETS

Long term deposits and other assets consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Rent deposits	269	1,467	210
Advertising deposits	637	274	39
Long term deposits and other assets	906	1,741	249

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11. RIGHT OF USE ASSETS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Right-of-use assets, net	4,845	14,695	2,101

Operating lease liabilities - current	4,098	3,641	521
Operating lease liabilities - non-current	700	10,399	1,487
Total operating lease liabilities	4,798	14,040	2,008

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.25	3.92
Weighted average discount rate (%)	4.75	4.70

Information related to operating lease activities for the year ended December 31, 2023, 2024 and 2025 is set forth below:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating lease right-of-use assets obtained in exchange for lease liabilities	-	-	16,442	2,351

Operating lease expense
Amortization of right-of-use assets	7,052	7,312	6,592	943
Interest of lease liabilities	738	386	558	80
Total operating lease expense	7,790	7,698	7,150	1,023

The following is a schedule of maturities of lease liabilities as of December 31, 2025:

Twelve months ending December 31,	RMB	US$
2026	4,061	581
2027	3,577	512
2028	3,650	522
2029	3,722	532
Total future minimum lease payments	15,010	2,147
Less: imputed interest	(970)	(139)
Present value of lease liabilities	14,040	2,008

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

Dubai

Subsidiaries in Dubai are subject to statutory income tax rate at 9% above the threshold of 375,000 AED.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Company in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

South Korea

Under South Korea tax laws, subsidiaries incorporated in South Korea are subject to graduate rates ranging from 9% to 24%, depending on the level of taxable income, and is subject to an additional local income surtax of 10% of the corporate income tax liability.

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2026. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2027. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026.

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

Holgus X qualifies for the conditions and entitled for a preferential tax rate of 0% from 2017 to 2021 and a preferential tax rate of 9% from 2022 to 2026. Kashgar Times qualifies for the conditions and entitled for a preferential tax rate of 0% from 2016 to 2020 and a preferential tax rate of 9% from 2021 to 2025. Holgus H qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. Kashgar Lehong qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. For the years ended December 31, 2023, 2024 and 2025, total tax saving for the preferential tax rate were RMB3,245, RMB6,697 and RMB3,641 (US$521), respectively, the impacts on basic EPS were RMB0.1, RMB0.2 and RMB0.1 (US$0.0), respectively, and the impacts on dilutive EPS were RMB0.1, RMB0.2 and RMB0.1 (US$0.0), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

The income tax expenses comprise:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current income tax expense	12,940	14,142	7,845	1,122
Deferred income tax benefit	(4,460)	(1,545)	(88,214)	(12,615)
Income tax expenses (benefit)	8,480	12,597	(80,369)	(11,493)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the years ended December 31,
	2023	2024	2025
Income tax computed at PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax-preferential entities	(23.0)%	(17.0)%	(0.5)%
Non-deductible expenses and others	(34.0)%	24.1%	(12.6)%
Effective income tax rate	(32.0)%	32.1%	11.9%

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Allowance for credit losses	3,870	33,941	4,854
Net operating losses carried forward	3,635	3,347	478
	7,505	37,288	5,332

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2024 and 2025 for the deferred tax assets.

The components of deferred tax liabilities are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax liabilities
Intangible assets acquired through acquisition	58,400	-	-
	58,400	-	-

13. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Beijing Junwei Technology Co., Ltd.	Controlling shareholder of QY
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

For the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

		For the years ended December 31,
		2023	2024	2025	2025
		RMB	RMB	RMB	US$
Sixiang Zhuohong Private Equity LP	Sold 11.5385% equity interest of Banyou to the Company	37,500	-	-	-
Sixiang Zhuohong Private Equity LP	Acquires 6% of Hangzhou Zhan Ge’s shares through Sixiang Zhuohong	-	13,500	-	-

As of December 31, 2024 and 2025, the amounts due from related parties are as follows:

	2024	2025	2025
	RMB	RMB	US$
Amount due from related parties
Beijing Junwei Technology Co., Ltd. (i)	-	100	14
Total	-	100	14

(i)	represents the business advance payments made to Beijing Junwei Technology Co., Ltd. for administration and registration service.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no par value Class A ordinary shares and Class B ordinary shares.

As of December 31, 2025, the Company had 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

Shares issued for acquisitions’ earn-out target

On April 7, 2023, the Company issued 507,804 Class A ordinary shares for Beelive’s earn-out target 2022.

On April 7, 2023, the Company issued 487,314 Class A ordinary shares for achieving Weiliantong’s earn-out target 2022. On April 8, 2024, the Company issued 403,089 Class A ordinary shares for achieving Weiliantong’s earn-out target 2023.

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

As of December 31, 2024 and 2025, all these shares were held in an escrow account as reserve solely for potential need.

Warrants

As of December 31, 2025, there were no warrants outstanding and exercisable, and no warrants have been exercised for the year ended December 31, 2025.

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

Warrants (continued)

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

A summary of warrants activity for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2022	6,023,700	1.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2023	6,023,700	0.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2024 and 2025	-	-	-
Balance of warrants exercisable as of December 31, 2024 and 2025	-	-	-

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 100,000 warrants and 110,000 shares. As of December 31, 2025, the Company had no exercisable UPO units.

Shares to be issued

As of December 31, 2023, Weiliantong achieved 82.72% of Weiliantong’s earn-out target 2023 and the Company was obligated to issue 403,089 Class A ordinary shares to the original shareholders of Weiliantong. As a result, the Company classified the Weiliantong 2023 earn-out shares with fair value of RMB9,960 as shares to be issued in the Company’s equity as of December 31, 2023. 403,089 Class A ordinary shares were issued on April 8, 2024 and excluded from shares to be issued account as of December 31, 2024.

As of December 31, 2023, 2024 and 2025, shares to be issued represented the Company’s obligation to issue 636,691 Class A ordinary shares to Weilaijin with fair value of RMB20,817 in connection with the acquisition of Weiliantong in 2022. The Company is required to issue the related shares upon receipt of exercise notice from Weilaijin.

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

14. SHAREHOLDERS’ EQUITY (CONTINUED)

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Operating Officer as Authorized Officer of ESOP Committee to grant share options to employees, directors, advisors, consultants and service providers of the Company. In 2021, the ESOP Committee approved the granting Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. On July 19, 2025, the board of directors (the “Board”) adopted resolutions by written consent to approve the Amendment of the 2021 Equity Incentive Plan (the “Amended Plan”) solely to (i) increase the number of Ordinary Shares available for issuance under the Original Plan from 3,000,000 shares to 6,000,000 shares, effective as of July 19, 2025 and (ii) include an evergreen provision that would increase, commencing on January 1, 2026, and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i) 3% of the Ordinary Shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Shares as determined by the Board or the Committee.

As of December 31, 2022, the Company had 716,956 RSUs outstanding. For the year ended December 31, 2023, the ESOP Committee approved the granting of 512,217 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2023, 21,206 RSUs was forfeited and 434,093 RSUs was vested. As of December 31, 2023, the Company had 773,874 RSUs outstanding. For the year ended December 31, 2024, the ESOP Committee approved the granting of 272,999 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2024, 31,714 RSUs were forfeited and 405,758 RSUs were vested. As of December 31, 2024, the Company had 608,874 RSUs outstanding. For the year ended December 31, 2025, the ESOP Committee approved the granting of 282,543 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31, 2025, 27,122 RSUs were forfeited and 614,984 RSUs were vested. As of December 31, 2025, the Company had 249,311 RSUs outstanding.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ and WXZJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2024 and 2025, the Company had appointed RMB50,705 and RMB34,091 (US$4,875), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and 2025, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB429,085 and RMB412,471 (US$58,983).

16. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2024 and 2025.

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

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

17. SUBSEQUENT EVENTS

In January 2026, the Company repurchased an aggregate of 89,952 Class A ordinary shares at price of US$0.74 per share, which was recorded as treasury shares.

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued these consolidated financial statements. Other than the event disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

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

The Company did not have other commitments or guarantees as of December 31, 2024 and 2025.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,081	2,216	317
Prepaid expenses and other current assets	1,086	630	90
Total current assets	2,167	2,846	407

Non-current assets
Investments in subsidiaries and consolidated VIEs	1,219,246	636,348	90,997

TOTAL ASSETS	1,221,413	639,194	91,404

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	2,078	2,005	287
Amounts due to subsidiaries	20,241	21,780	3,114
Total current liabilities	22,319	23,785	3,401
Total liabilities	22,319	23,785	3,401

Shareholders’ equity
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively; 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2025, respectively.
Class A ordinary shares	444,162	451,666	64,588
Class B ordinary shares	23,896	23,896	3,417
Treasury stocks	(19,952)	(19,952)	(2,853)
Shares to be issued	20,817	20,817	2,977
Statutory reserves	50,705	34,091	4,875
Retained earnings	662,499	92,024	13,159
Accumulated other comprehensive income	16,967	12,867	1,840
Total shareholder’s equity	1,199,094	615,409	88,003

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,221,413	639,194	91,404

SCIENJOY HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Share of income (loss) of subsidiaries and consolidated VIEs	(4,915)	54,431	(577,911)	(82,640)
General administrative expense and others	(14,923)	(9,567)	(5,255)	(752)
Research and development expenses	(5,496)	(5,179)	(3,923)	(561)
Change in fair value of warrant liabilities	170	-	-	-
Change in fair value of contingent consideration	(5,624)	-	-	-
Net income (loss)	(30,788)	39,685	(587,089)	(83,953)
Other comprehensive income (loss) - foreign currency translation adjustment	(105)	(998)	(4,100)	(586)
Comprehensive income (loss) attributable to the Company’s shareholders	(30,893)	38,687	(591,189)	(84,539)

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income	(30,788)	39,685	(587,089)	(83,953)
Equity in loss (earning) of subsidiaries	4,915	(54,431)	577,911	82,640
Change in fair value of warrant liabilities	(170)	-	-	-
Change in fair value of contingent consideration	5,624	-	-	-
Share based compensation	13,637	10,579	7,504	1,073
Changes in operating assets and liabilities
Prepaid expense and other current assets	425	(266)	456	65
Accrued expenses and other current liabilities	254	72	(73)	(10)
Net cash used in operating activities	(6,103)	(4,361)	(1,291)	(185)

Cash flows from financing activities
Due to subsidiaries	29,294	(17,406)	2,426	347
Share repurchase	(2,734)	(736)	-	-
Net cash provided by (used in) financing activities	26,560	(18,142)	2,426	347

Net increase (decrease) in cash and cash equivalents	20,457	(22,503)	1,135	162
Cash and cash equivalents at beginning of the year	3,127	23,584	1,081	155
Cash and cash equivalents at end of the year	23,584	1,081	2,216	317